Exhibit 99.8

NORTH AMERICAN NICKEL INC.

FILING STATEMENT

DATED AS OF JULY 22, 2022

IN RESPECT OF THE REVERSE TAKEOVER TRANSACTION INVOLVING
PREMIUM NICKEL RESOURCES CORPORATION

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Reverse Takeover described in this Filing Statement.

GENERAL INFORMATION	1
Introduction	1
Currency	1
Abbreviations and Conversions	1
NOTE REGARDING UNITED STATES MATTERS	2
Cautionary Statement Regarding Forward-Looking Information	3
Summary	4
General	4
The Transaction	5
Representations & Warranties, Covenants and Conditions to Completion of the Transaction	7
The Parties	7
Botswanan Assets	7
NAN Financing	8
Purpose of the Transaction	8
Interests of Insiders	9
Non-Arm's Length Transaction	9
Estimated Funds Available	10
Principal Purposes of Funds	11
Select Pro Forma Financial Information	12
Market for Securities and Trading Price	12
Exchange Approval	13
Shareholder and Board Approvals	13
Conflicts of Interest	13
Interests of Experts	13
Sponsorship	13
Relationships and Arrangements	14
Risk Factors	14
Indebtedness of Directors and Executive Officers	14
Additional Information	14
The Transaction	14
Background to the Transaction	14
The Transaction	15
NAN Financing	17
PNR Financing	18
Reasons for the Transaction	18
Fairness Opinions	20
Securities Law Matters	21
Regulatory Approvals and Filings	21
Share Consolidation	21
The Continuance	22
Income Tax Considerations	23
Amalgamation Agreement	23
Representations and Warranties	25
Conditions Precedent to the Amalgamation	25
Mutual Covenants	28
Termination of the Amalgamation Agreement	31
Non-Completion Fee	31
Expenses	32
Amendments	32
The NAN Financing	32
Subscription Receipt Agreement	33

- i -

INFORMATION CONCERNING NAN	34
INFORMATION CONCERNING PNR AND THE Botswanan AssetS	34
INFORMATION CONCERNING THE RESULTING ISSUER	34
Risk Factors	34
Overview	34
Risk Factors Relating to the Transaction	35
Risk Factors Relating to the Resulting Issuer	35
Risk Factors Relating to NAN	41
Risk Factors Relating to PNR and the Botswanan Assets	41
General Matters	42
Experts	42
Other Material Facts	43
Board Approval	43
Glossary	44
Appendix "A" Amalgamation Agreement
Appendix "B" Resulting Issuer Option Plan
Appendix "C" Information Concerning NAN
Appendix "D" Information Concerning PNR
Appendix "E" Information Concerning the Resulting Issuer
Appendix "F" Financial Statements of NAN
Appendix "G" Management's Discussion and Analysis of NAN
Appendix "H" Financial Statements of PNR and the Botswanan Assets
Appendix "I" Management's Discussion and Analysis of PNR
Appendix "J" Unaudited Pro Forma Financial Statements of the Resulting Issuer

CERTIFICATE OF NORTH AMERICAN NICKEL INC.

CERTIFICATE OF PREMIUM NICKEL RESOURCES CORPORATION

- ii -

GENERAL INFORMATION

Introduction

This Filing Statement is being prepared in accordance with Exchange Policy 5.2 and Exchange Form 3D2 in connection with, among other things, the Reverse Takeover of North America Nickel Inc. ("NAN") by Premium Nickel Resources Corporation ("PNR"). No person has been authorized to give any information or make any representation in connection with the Transaction or any other matters disclosed herein other than those contained in this Filing Statement and, if given or made, any such information or representation must not be relied upon as having been authorized.

Readers are cautioned not to construe the contents of this Filing Statement as legal, tax or financial advice and are advised to consult their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Filing Statement.

Any information concerning the Botswanan Assets contained in this Filing Statement has been provided by PNR. With respect to this information, the NAN Board has relied exclusively upon PNR, without independent verification by NAN. Although NAN has no knowledge that would indicate that any of such information is untrue or incomplete, NAN does not assume any responsibility for the accuracy or completeness of such information or the failure by PNR to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to NAN.

Unless otherwise indicated, any information concerning the Resulting Issuer in this Filing Statement is a reference to NAN following the completion of the Transaction (assuming the Transaction is completed).

All capitalized terms used in this Filing Statement (including the Appendices, unless otherwise stated) but not otherwise defined herein have the meanings set forth under "Glossary". Information contained in this Filing Statement is given as of July 22, 2022 unless otherwise specifically stated.

This Filing Statement does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Currency

Unless otherwise indicated, references to "$", "CDN $", "Canadian dollars" or "dollars" are to Canadian dollars, references to "US$", "USD $", "U.S. $" or "U.S. dollars" are to United States dollars, and reference to "BWP" is to Botswanan Pula. As of July 22, 2022, the daily rate of exchange between (i) United States dollar and Canadian dollar, as quoted by the Bank of Canada, was US$1.00= CDN $1.2876 (or CDN $1.00 = US$0.7766), (ii) Botswanan Pula and Canadian dollar, as quoted by Bloomberg LP, was BWP 1.00 = CDN $0.1014 (or CDN $1.00 = BWP 9.8533), and (iii) Botswanan Pula and United States dollar, as quoted by Bloomberg LP, was BWP 1.00 = US$0.0790 (or US$1.00 = BWP 12.6587).

Abbreviations and Conversions

Abbreviation	Definition
Co	Cobalt
Cu	Copper
Ni	Nickel
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
[o]	Degree(s)
g	Gram(s)
g/t	Gram(s) per tonne
> , <	Greater than, less than
ha	Hectare(s)

Abbreviation	Definition
ISO	International Organization for Standardization
km	Kilometre(s)
m	Metre(s)
masl	Metre(s) above sea level
mm	Millimetre(s)
', "	Minutes, seconds
Mt	Metric tonnes
NSR	Net smelter return
%	Percent(age)
QA/QC	Quality Assurance / Quality Control
st	Short Tons

NOTE REGARDING UNITED STATES MATTERS

The transactions contemplated herein are being undertaken by Canadian issuers in accordance with Canadian corporate and securities Laws. Shareholders should be aware that disclosure requirements under such Canadian Laws are different from requirements under United States corporate and securities laws relating to issuers organized under United States Laws, and this Filing Statement has not been filed with or approved by the SEC or the securities regulatory authority of any state within the United States. Likewise, information concerning the operations of each of PNR and NAN has been prepared in accordance with Canadian standards and may not be comparable to similar information for issuers organized in the United States.

The financial statements and other financial information of PNR and NAN included or incorporated by reference in this Filing Statement have been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles. Completion of the transactions described herein may have tax consequences under the Laws of both the United States and Canada, and neither PNR nor NAN undertakes to describe any such tax consequences under the Laws of the United States in this Filing Statement. United States shareholders of PNR or NAN are advised to consult their tax advisors to determine any particular tax consequences to them of the transactions to be effected in connection with the Transaction.

NAN is subject to the information requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, NAN files reports with, and furnishes other information to, the SEC. Certain of these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a "foreign private issuer" (within the meaning of the rules under the U.S. Exchange Act), NAN is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and NAN's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, NAN is not required to publish financial statements as promptly as U.S. companies.

NAN's reports and other information filed with or furnished to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. Unless specifically incorporated by reference herein, documents filed or furnished by NAN on EDGAR are neither incorporated in nor part of this Filing Statement.

THE PNR SHARES TO BE EXCHANGED FOR RESULTING ISSUER SHARES PURSUANT TO THE TRANSACTION HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND SUCH SECURITIES ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER APPLICABLE UNITED STATES FEDERAL AND STATE SECURITIES LAWS. AS A RESULT, RESULTING ISSUER SHARES ISSUED TO PNR SHAREHOLDERS IN THE UNITED STATES MAY BE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER UNDER APPLICABLE UNITED STATES FEDERAL AND STATE SECURITIES LAWS AND CERTIFICATES REPRESENTING SUCH SECURITIES MAY BEAR A LEGEND RESTRICTING TRANSFERS WITHOUT REGISTRATION UNDER UNITED STATES FEDERAL AND STATE SECURITIES LAWS OR COMPLIANCE WITH THE REQUIREMENTS OF AN EXEMPTION THEREFROM.

UNITED STATES HOLDERS OF PNR OR NAN SECURITIES SHOULD CONSULT THEIR OWN TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE PARTICULAR CONSEQUENCES TO THEM OF THE TRANSACTION.

All capitalized terms used and not otherwise defined above shall have the meanings ascribed thereto in the Glossary in this Filing Statement.

Cautionary Statement Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented in this Filing Statement and the information incorporated by reference herein, constitutes Forward-Looking Information within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of each of NAN, PNR, the Botswanan Assets and the Resulting Issuer. Often, but not always, Forward-Looking Information can be identified by words such as "pro forma", "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of NAN, the Botswanan Assets or the Resulting Issuer to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, the timing, closing or non-completion of the Transaction, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary stock exchange and regulatory approvals or the inability of the parties to satisfy or waive in a timely manner the other conditions to the Closing or the conditions precedent, as applicable, of the Transaction, as the case may be; changes of shareholder influence; the ability and the timing to satisfy contingent payments and post-closing covenants related to the acquisition of the Botswanan Assets; actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of NAN, the Selebi Project or the Resulting Issuer differing materially from those anticipated; risks related to disproportionate reliance on one mineral project; project infrastructure requirements, anticipated processing methods and exploration expenditures of the Selebi Project or Resulting Issuer differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of exploration, development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to NAN, the Selebi Project or the Resulting Issuer, or capital requirements and operating risks associated with the operations or an expansion of the operations of NAN, the Botswanan Assets or the Resulting Issuer; dilution due to future equity financings; volatility of commodity prices, particularly changes in prices of nickel, copper and cobalt; fluctuations in currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or Laws applicable to NAN, the Botswanan Assets or the Resulting Issuer; risks related to operations outside Canada; impact of the COVID-19 pandemic on the Transaction, NAN, the Selebi Project or the Resulting Issuer; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk Factors"; and other risks, including those risks set out in the continuous disclosure documents of NAN which are available on SEDAR (www.sedar.com) under the issuer profile of NAN.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Transaction, the acquisition and operation of the Botswanan Assets and the respective businesses and operations of NAN, the Botswanan Assets and the Resulting Issuer (as more particularly described in the Circular). Forward-Looking Information contained herein is based on certain assumptions, including that all conditions to the Transaction will be satisfied or waived and that the Transaction will be completed. Other assumptions include, but are not limited to, interest and exchange rates; the price of nickel, copper and cobalt and other metals; competitive conditions in the mining industry; synergies, if any, created by the formation of the Resulting Issuer; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in Laws applicable to the NAN, the Botswanan Assets or the Resulting Issuer.

Although NAN and PNR have attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this Filing Statement, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this Filing Statement, nor in the documents incorporated by reference herein. All of the Forward-Looking Information in this Filing Statement, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of NAN and PNR concerning the mining industry, NAN, PNR and the Resulting Issuer are based on estimates prepared by NAN and PNR using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which each of NAN and PNR believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While neither of NAN or PNR are aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers should consider the risk factors described under "Risk Factors" and other risks described elsewhere in this Filing Statement and in the documents incorporated by reference herein. Additional information on NAN may be accessed on NAN's issuer profile through SEDAR (www.sedar.com). Such documents, unless expressly incorporated by reference herein, and websites, although referenced, do not form part of this Filing Statement.

NAN Shareholders are cautioned not to place undue reliance on Forward-Looking Information. Neither of NAN or PNR undertake any obligation to update any of the Forward-Looking Information in this Filing Statement or incorporated by reference herein, except as required by law.

Summary

The following is a summary of information relating to NAN, the Botswanan Assets and the Resulting Issuer (assuming completion of the Transaction), and should be read together with the more detailed information, financial data and statements contained elsewhere in this Filing Statement, including the Appendices attached hereto.

General

This Filing Statement is prepared in accordance with the Exchange Form 3D2 – Information Required in a Filing Statement for a Reverse Takeover or a Change of Business in connection with the completion of the Transaction, whereby PNR will complete a Reverse Takeover of NAN by way of a triangular amalgamation pursuant to the terms of the Amalgamation Agreement, following which PNR will become the wholly-owned subsidiary of the Resulting Issuer, as more particularly described in this Filing Statement. The Transaction will qualify as a "Reverse Takeover" and a "Change of Control" of NAN (each as defined in the policies of the Exchange).

Prior to the completion of the Transaction, among other things, (i) the NAN Shares will be consolidated on the basis of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares, (ii) NAN will continue from the BCBCA to the OBCA, (iii) NAN will complete the Securities Contribution, (iv) NAN will change its name to "Premium Nickel Resources Ltd.", and (v) provided the Escrow Release Conditions are satisfied, each Subscription Receipt will automatically convert into one NAN Share (or 1/5 post-Consolidation NAN Shares). On the Closing of the Transaction, in accordance with the Amalgamation Agreement, each PNR Share outstanding immediately prior to the Effective Time will be exchanged for 1.054 Resulting Issuer Share on a post-Consolidation basis.

All information in respect of share capital of the Resulting Issuer is provided on a post-Consolidation basis unless otherwise indicated.

Information contained in this Filing Statement is given as at July 22, 2022 unless otherwise specifically stated.

The Transaction

The Transaction will be effected in accordance with the terms of the Amalgamation Agreement (a copy of which has been filed on SEDAR (www.sedar.com) under NAN's issuer profile), subject to the satisfaction or waiver of all of the conditions precedent outlined in the Amalgamation Agreement, including, among other things, obtaining the requisite NAN Shareholder approval for the Name Change and the Board Reconstitution. In addition, NAN will be obtaining shareholder approval in writing of the RTO pursuant to the requirements under Exchange Policy 5.2.

Assuming the Transaction is completed in accordance with the Amalgamation Agreement, the Transaction will, among other things, result in:

(a)	the NAN Shares being consolidated prior to the Effective Time on the basis of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares;

(b)	the Resulting Issuer's name being changed to "Premium Nickel Resources Ltd.", or such other name as may be proposed by PNR and accepted by the Exchange;

(c)	PNR and NAN Subco being amalgamated and continued as one corporation as "Amalco" which shall be a wholly-owned subsidiary of the Resulting Issuer;

(d)	NAN's stock exchange ticker symbol being changed from "NAN.V" to "PNRL" (or such other appropriate ticker symbol PNR may request, acting reasonably and acceptable to the Exchange);

(e)	each PNR Share, and each right to acquire PNR Shares (including the 15% Warrant), held by NAN Subco immediately prior to the Effective Time (subsequent to the Securities Contribution) being cancelled without any repayment of capital in respect thereof;

(f)	each PNR Share (other than those held by NAN Subco or Dissenting PNR Shareholders) issued and outstanding immediately prior to the Effective Time being exchanged for such number of fully paid and non-assessable Resulting Issuer Shares after giving effect to the Exchange Ratio, free and clear of any and all encumbrances, liens, changes or demands of any kind and nature, and each such PNR Share cancelled without any repayment of capital in respect thereof;

(g)	each PNR Share held by a Dissenting PNR Shareholder immediately prior to the Effective Time being cancelled and only represents an entitlement to be paid the fair value of such share;

(h)	each PNR Option issued and outstanding immediately prior to the Effective Time being exchanged for a Resulting Issuer Replacement Option issued pursuant to the Resulting Issuer Option Plan on the same terms as the PNR Option, after giving effect to the Exchange Ratio and Consolidation, and each such PNR Option are being cancelled; and

(i)	the holders of Subscription Receipts becoming holders of Resulting Issuer Shares;

(j)	the Resulting Issuer Board being reconstituted to include (i) Mr. Charles Riopel, (ii) Mr. Sheldon Inwentash, (iii) Mr. John Hick, (iv) Mr. Sean Whiteford, (v) Mr. Keith Morrison, (vi) Mr. John Chisholm and (vii) William O'Reilly.

Management of the Resulting Issuer is expected to include (i) Mr. Keith Morrison (Chief Executive Officer); (ii) Dr. Mark Fedikow (President); and (iii) Ms. Sarah-Wenjia Zhu (Chief Financial Officer and Corporate Secretary). In addition, the technical team of the Resulting Issuer will include Ms. Sharon Taylor (Chief Geophysicist) and Dr. Peter Lightfoot (Consulting Chief Geologist).

The Transaction will qualify as a "Reverse Takeover" and a "Change of Control" of NAN (each as defined in the policies of the Exchange). Upon Closing, NAN will be the Resulting Issuer and carry on the combined business of PNR and NAN.

Immediately following completion of the Transaction (on a post-Consolidation basis), the Resulting Issuer is expected to have 113,155,185 Resulting Issuer Shares issued and outstanding, of which (i) current NAN Shareholders are expected to hold 26,774,006 Resulting Issuer Shares (or approximately 23.7%), (ii) current PNR Shareholders are expected to hold 82,157,579 Resulting Issuer Shares (or approximately 72.6%), and (iii) current holders of the Subscription Receipts are expected to hold 4,223,600 Resulting Issuer Shares (or approximately 3.7%).

The foregoing figures are based on (i) the number of NAN Shares outstanding as of the date hereof (being 133,870,031 NAN Shares, or 26,774,006 Resulting Issuer Shares after giving effect to the Consolidation (subject to rounding)), (ii) the number of PNR Shares issued and outstanding as of the date hereof (being 85,616,075 PNR Shares) less NAN's holding of 7,667,707 PNR Shares which will be subject to the Securities Contribution, to be exchanged for 82,157,579 Resulting Issuer Shares upon completion of the Transaction and after giving effect to the Consolidation (subject to rounding), (iii) the number of NAN Shares to be issued to the holders of the Subscription Receipts upon satisfaction of the Escrow Release Conditions (being 21,118,000 NAN Shares, or 4,223,600 post-Consolidation NAN Shares or Resulting Issuer Shares (subject to rounding)), and (iv) no securities exercisable, exchangeable or convertible for NAN Shares being exercised, exchanged or converted prior to the completion of the Transaction. Immediately following completion of the Transaction (on a post-Consolidation basis), the Resulting Issuer is also expected to have (i) 118,186 Resulting Issuer Preferred Shares, (ii) 11,823,044 Resulting Issuer Options (after giving effect to the Exchange Ratio and Consolidation), comprised of the outstanding NAN Options and Resulting Issuer Replacement Options, (iii) 2,683,484 Resulting Issuer Warrants, and (iv) 295,651 Resulting Issuer Broker Warrants.

As of the date of this Filing Statement, NAN holds 7,667,707 PNR Shares and a non-transferrable common share purchase warrant which entitles NAN, at any time prior to February 26, 2025 to purchase up to 15% of the then issued and outstanding PNR Shares calculated on a fully diluted basis upon payment of US$10 million (the "15% Warrant"). On April 25, 2022, in connection with and immediately prior to the entry into of the Amalgamation Agreement, NAN and PNR entered into a waiver and suspension agreement (the "Waiver and Suspension Agreement"), pursuant to which NAN agreed that its exercise privileges under the 15% Warrant or any portion thereof to subscribe for additional PNR Shares are suspended until the later of (i) the 61st calendar date following the date on which the Amalgamation Agreement is executed, and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Prior to the Effective Time, the PNR Shares and the 15% Warrant held by NAN will be contributed to NAN Subco (the "Securities Contribution"), resulting in such securities being cancelled by operation of the triangular amalgamation.

NAN has received shareholder approval in respect of the Continuance, the Name Change and the Board Reconstitution and approval of the board of directors in respect of the Consolidation. See "The Transaction – Shareholder and Board Approvals".

Under the Amalgamation Agreement, the Resulting Issuer is required to reconstitute the Resulting Issuer Board and effect a change in management of the Resulting Issuer concurrently with the Closing. Upon completion of the Transaction, the Resulting Issuer Board will consist of (i) Mr. Charles Riopel, (ii) Mr. Sheldon Inwentash, (iii) Mr. John Hick, (iv) Mr. Sean Whiteford, (v) Mr. Keith Morrison, (vi) Mr. John Chisholm and (vii) Mr. William O'Reilly.

See Appendix "E" – "Information Concerning the Resulting Issuer".

Representations & Warranties, Covenants and Conditions to Completion of the Transaction

The Amalgamation Agreement contains representations and warranties of and from each of NAN, NAN Subco and PNR, as well as covenants and various conditions precedent with respect to each of NAN, NAN Subco and PNR, which are customary for transactions in the nature of the Transaction. The respective obligations of the Parties to complete the transactions contemplated by the Amalgamation Agreement are subject to a number of conditions that must be satisfied or, in some instances, waived, in order for the Transaction to become effective, including, among other things: obtaining the requisite shareholder approvals and Exchange Approval and the absence of any Material Adverse Change in respect of NAN or PNR. Readers are urged to carefully read the full text of the Amalgamation Agreement, a copy of which has been filed on SEDAR (www.sedar.com) under NAN's issuer profile.

The Parties

North American Nickel Inc.

NAN was incorporated on September 23, 1983, under the Laws of the Province of British Columbia, Canada. NAN is a reporting issuer in the provinces of British Columbia, Alberta, Manitoba and Ontario. The NAN Shares trade on the TSXV under the symbol "NAN". NAN files reports as a foreign private issuer with the SEC under the U.S. Exchange Act. The NAN Shares are quoted for trading on the OTCQB under the symbol "WSCRF".

NAN is a mineral exploration company with properties in Maniitsoq, Greenland and Ontario, Canada and through its shareholding in PNR, has direct exposure to Ni-Cu-Co opportunities in the southern African region. The registered and records office of NAN is located at 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

See Appendix "C" – "Information Concerning NAN".

NAN Subco

NAN Subco was incorporated on April 18, 2022 under the OBCA. It is a wholly-owned subsidiary of NAN that was incorporated for the purpose of carrying out the Transaction. In connection with the completion of the Transaction, NAN Subco will amalgamate with PNR to form Amalco. Amalco will be a wholly-owned subsidiary of the Resulting Issuer following the completion of the Transaction. The registered office of NAN Subco is located at First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4.

PNR

PNR was incorporated on November 26, 2018 under the OBCA. It is focused on exploration and development of Ni-Cu-Co resources worldwide, with a particular focus in southern Africa. PNR also owns the Selebi Project and is currently working towards the purchase of the Selkirk Project, each located in Botswana. The head office of PNR is located at 130 Spadina Avenue, Suite 401, Toronto, Ontario, Canada, M5V 2L4.

See Appendix "D" – "Information Concerning PNR".

Botswanan Assets

On January 31, 2022, PNR closed the acquisition of the Selebi Project out of liquidation. On such date, a closing payment was effected equal to (A) US$5,178,747, representing amounts mutually agreed to between the parties in respect of PNR's care and maintenance contributions relating to the Selebi Project, and (B) US$1.75 million in respect of the upfront purchase price of the Selebi Project. The following additional contingent payments are due to BCL in respect of the Selebi Project acquisition: (i) US$25 million upon the approval for renewal of a Section 43 mining licence in respect of the Selebi Project on or before January 31, 2026 (the "Selebi Mining Licence Renewal Date"); and (ii) US$30 million upon the earlier of (A) commissioning of the Selebi Project and commencement of production; or (B) such date that is four years following the Selebi Mining Licence Renewal Date. In connection with the Transaction, NAN has obtained a valuation report in respect of the Selebi Project which complies with the Exchange Appendix 3G – Valuation Standards and Guidelines for Mineral Properties and the 2019 CIMVAL Code for the Valuation of Mineral Properties (the "Selebi Valuation Report"), which indicates the value of the Selebi Project to be approximately in the range of $50- 100 million.

PNR is also in the process of acquiring the Selkirk Project which is located in Botswana. PNR entered into the definitive agreement for the acquisition of the Selkirk Project on January 20, 2022. On May 11, 2022, the parties agreed to extend the 120-day closing period by an additional 40 days, with the closing of the Selkirk Project acquisition anticipated to occur on or before June 30, 2022. On June 16, 2022, the parties agreed to further extend the closing period for the Selkirk Project acquisition until July 15, 2022, which was further extended on July 13, 2022 to August 15, 2022. In connection with the Transaction, both the Selebi Project and Selkirk Project will become the properties of the Resulting Issuer, with the Selebi Project being the only material property of the Resulting Issuer.

See Appendix "D" – "Information Concerning PNR".

NAN Financing

On April 4, 2022, NAN entered into an engagement letter with Paradigm, as lead agent, on behalf of the Agents, which was amended on April 8, 2022, pursuant to which the Agents agreed to sell, on a "best efforts" private placement basis, up to 20,834,000 Subscription Receipts (pre-Consolidation) at a price of $0.48 per Subscription Receipt for gross proceeds of up to approximately $10 million. In addition, the Agents were granted an option (the "Agents' Option"), exercisable in whole or in part up to 48 hours prior to the closing of the NAN Financing by up to 15% of the base offering size for additional gross proceeds of up to approximately $1.5 million.

On April 28, 2022, NAN completed a private placement of 21,118,000 Subscription Receipts (pre-Consolidation), including the partial exercise of the Agent's Option, for total gross proceeds of $10,136,640. In accordance with the Subscription Receipt Agreement, the Escrowed Proceeds are being held in escrow by the Subscription Receipt Agent pending the satisfaction of the Escrow Release Conditions. Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Shares).

In the event of a Termination Event, the Escrowed Proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

As compensation for their services in connection with the NAN Financing, the Agents are entitled to receive a cash commission equal to 7% of the gross proceeds of the NAN Financing and 1,478,260 Broker Warrants (pre-Consolidation).

See "The NAN Financing".

Purpose of the Transaction

NAN's current business activities include exploration and development of a portfolio of wholly-owned nickel-copper-cobalt assets located in Greenland and Canada. Its principal mineral property is the Maniitsoq property located in Maniitsoq, Greenland. In addition, through its securityholding in PNR, NAN has a direct exposure to PNR's nickel-copper-cobalt interest in the southern African region. In view of the current stage of NAN's operations, NAN's management regularly considers and discusses potential asset acquisition opportunities globally.

PNR's current business activities are focused on the exploration and development of nickel-copper-cobalt resources, with a focus on exploration and development opportunities in southern Africa. PNR's principal asset is the newly-acquired Selebi Project located in Botswana. See Appendix "D" – "Information Concerning PNR" for additional information relating to the Selebi Project.

The Resulting Issuer will be well-capitalized after giving effect to the Transaction and the NAN Financing and will be well-positioned as a leading international Ni-Cu-Co mine exploration company. With a portfolio of nickel-copper-cobalt assets, the Resulting Issuer will have the ability to execute a phased strategy and focus in the short term on developing the Selebi Project in Botswana, its material property, as discussed in the Technical Report and Appendix "D" – "Information Concerning PNR" of this Filing Statement.

The NAN Board and NAN Special Committee consider the Transaction to be a positive development for NAN based on the terms of the Amalgamation Agreement. In evaluating and approving the Transaction, the NAN Board and NAN Special Committee considered a number of factors, including, among other things, the following:

(a)	Strengthened Marketability for the Resulting Issuer. NAN's interest in PNR is a material asset to NAN. As the market has perceived the close connection between PNR and NAN, it will be more efficient and will mitigate future financing risks for the Resulting Issuer to raise additional funds in the future using a single entity.

(b)	Knowledge of the PNR Assets. NAN has knowledge of PNR and the potential benefits and risks associated with PNR's assets, as it is a founding investor in PNR and NAN's management is involved in the operations of PNR.

(c)	Process. An extensive due diligence process was undertaken by NAN and in weighing potential strategic alternatives and the current economic prospects of NAN, the Transaction was determined to be the most attractive of any such alternatives.

(d)	Fairness Opinions. The NAN Fairness opinion provided by INFOR indicates that the Transaction is fair, from a financial point of view to NAN, subject to and based on the considerations, assumptions and limitations described in the NAN Fairness Opinion.

(e)	Well-Supported Transaction. Pursuant to support agreements, the directors and officers of NAN (as well as certain shareholders of NAN) agreed to vote all of their NAN Shares in favour of the Transaction the Meeting to approve certain transactions contemplated in the Amalgamation Agreement. Approximately 54% of NAN Shareholders and 69% of PNR Shareholders, respectively, have entered into support agreements.

(f)	Negotiated Transaction. The terms of the Transaction are the result of a comprehensive negotiation process, conducted under the supervision of the NAN Special Committee, in respect of the key elements of the Amalgamation Agreement and Waiver and Suspension Agreement, each of which includes terms and conditions that are reasonable in the judgment of the NAN Special Committee.

See "The Transaction – Reasons for the Transaction".

Interests of Insiders

Other than as outlined under "Non-Arm's Length Transaction" and Appendix "E" – "Information Concerning the Resulting Issuer", no Insider, Promoter or Control Person of NAN, and no Associate or Affiliate of the same, has any interest in nor will receive any consideration as a result of the Transaction other than that which arises from their current holding of NAN Shares.

Non-Arm's Length Transaction

Certain directors and officers of NAN who are also directors and officers of PNR are considered as being "non- arm's length" in respect of the Transaction pursuant to the policies of the Exchange. The Interlocked Insiders include Charles Riopel (Non-Executive Chairman of NAN and Chairman of PNR), Keith Morrison (Chief Executive Officer and Director of both NAN and PNR) and Sarah Zhu (Chief Financial Officer of both NAN and PNR). Given the presence of the Interlocked Insiders, the Transaction is deemed pursuant to the policies of the Exchange as a "non- arm's length" Transaction.

Despite such classification by the Exchange, the terms of the Transaction were determined pursuant to arm's length negotiations between representatives of NAN and PNR, through the NAN Special Committee and PNR Special Committee, each of which do not include the Interlocked Insiders. The Interlocked Insiders who are directors of both PNR and NAN were excluded from board resolutions in respect of the Transaction. Each of NAN and PNR retained independent counsel to the NAN Special Committee and PNR Special Committee, respectively. In addition, both NAN and PNR, in determining whether the Transaction is fair to the shareholders of NAN and PNR, respectively, engaged independent financial advisors to review and provide fairness opinions in respect of the Transaction from a financial point of view. See "The Transaction – Background to the Transaction" and "The Transaction – Fairness Opinions".

All of the Independent Directors of each of NAN and PNR, after consultation with the boards' respective financial and legal advisors, and based on unanimous recommendation of the NAN Special Committee and PNR Special Committee, respectively, determined that the Transaction is in the best interest of each of NAN and PNR, and their respective shareholders.

In the prior 24 months from the date of this Filing Statement, NAN did not acquire assets or services or provide assets or services in any transaction or any transaction with its directors or officers, a principal securityholder or an associate or affiliate of such person, other than in respect of compensation arrangements with its directors and officers for their services in such capacity in the normal course. See Appendix "C" – "Information Concerning NAN – Employment, Consulting and Management Agreements".

As of the date hereof, NAN holds 7,667,707 PNR Shares and the 15% Warrant, which would be subject to the Securities Contribution in connection with the Transaction. See "The Transaction".

Estimated Funds Available

NAN and PNR estimate that upon giving effect to the Transaction and the NAN Financing, the Resulting Issuer would have available funds of approximately $13.2 million as set out in the following table:

Sources of Funds	Estimated Amount (CDN$)
Estimated Working Capital as at June 30, 2022(1)(2)	4,437,969
Gross Cash from NAN Financing	10,136,640
Less: Estimated Expenses – NAN Financing and Transaction(3)	1,379,564
Total Estimated Available Funds(2)(4)	13,195,045	(5)

Notes:

(1)	Represents combined working capital of PNR and NAN as at the period ended March 31, 2022 after giving effect to certain expenditures incurred up until June 30, 2022 which is estimated at $6,469,988 but before giving effect to the Transaction and NAN Financing. See Appendix "D" – "Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project".
(2)	The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) changes in the business associated with growth projects and asset sales.
(3)	Includes expected commission and legal fees.
(4)	Estimated available funds to the Resulting Issuer after giving effect to the Transaction and the NAN Financing as at July 1, 2022.
(5)	Based on the Bank of Canada daily exchange rate on June 30, 2022 of US$1.00 = CDN $1.2886 (or CDN $1.00 = US$0.7760), the total estimated available funds is approximately US$10,239,830.

The Resulting Issuer will have positive working capital (net of transaction costs) of approximately $13.2 million. During the 18 months following Closing, the Resulting Issuer intends to focus on the work program in respect of the Selebi Project. See "Principal Purposes of Funds" below.

Other than as disclosed in this Filing Statement, there are no payments intended to be made from the estimated available funds to non-arm's length parties.

See Appendix "E" – "Information Concerning the Resulting Issuer".

Principal Purposes of Funds

The following table sets forth the principal purposes for which the estimated funds available to the Resulting Issuer upon completion of the Transaction and the NAN Financing will be used and the current estimated amounts to be used for each such principal purpose:

Use of Funds	Estimated Amount (first 12 Months – July 1, 2022) (US$)		Estimated Amount (18-months – July 1, 2022) (US$)
Selebi Project – Phase I Work Program(1)(2)
Exploration and Infill Drilling Programs, BHEM and televiewer surveys	2,378,852		3,500,176
Preliminary Economic Assessment (including Mineral Resource Estimate)	140,004		280,008
Metallurgical Testing	199,480		199,480
Site Administration Costs	909,336		1,364,004
Care and Maintenance	1,796,000		2,498,000

Subtotal – Selebi Project	5,423,672		7,841,668

Selkirk Project
Site Administration Costs	199,920		299,880
Completion of a NI 43-101 technical report	25,000		25,000

Subtotal – Selkirk Project	224,920		324,880

Other Projects
Morocco Project – Exploration Program(4)	129,350		194,025
Greenland Project – Site and Administration Costs	29,520		29,520
Ontario Project – Site and Administration Costs	22,505		29,489

Subtotal – Other Project Costs	181,375		253,034

General Operating Costs & G&A(2)	2,590,048		3,885,072

Subtotal	8,420,014		12,304,654

Contingency (5%)	586,522		615,233

TOTAL USE OF PROCEEDS	9,006,536	(3)	12,919,886	(3)

Notes:

(1)	The Phase I Work Program included in this proposed use of funds table is based on the anticipated expenditures from July 1, 2022. The variances with the Phase I Work Program outlined in the Technical Report is due to, among other things, (i) passage of time and expenditures incurred or expected to be incurred for drilling and surveys between March 1, 2022 and July 1, 2022, (ii) reduction in the care and maintenance costs on a per monthly basis from US$509,000 per month to US$117,000 per month effective August 1, 2022, due to the termination of the service agreement with the BCL Liquidator and internalizing the care and maintenance, (iii) ongoing exploration and drilling which reduces the risk and contingency costs associated with the Selebi Project, and (iv) the Resulting Issuer anticipates to complete a preliminary economic assessment in Phase I (rather than in Phase II). See Appendix "D" – "Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project".
(2)	"General Operating Costs & G&A" includes compensation, corporate G&A, advisory and consultancy costs, interest and bank charges, and represents the general operating costs and corporate G&A in respect of the Resulting Issuer as a whole, which covers the general administrative costs on the Selebi Project, Selkirk Project and other projects, which are not project or site specific.
(3)	Based on the Bank of Canada daily exchange rate on March 31, 2022 of US$1.00 = CDN $1.2886 (or CDN $1.00 = US$0.7760), the total use of proceeds funds for the first 12 months is approximately CDN $11,605,823 and approximately CDN $16,648,566 for the full 18-month program. In addition, the Resulting Issuer anticipates having CDN $1,589,222 in unallocated working capital (approximately US$1,233,294) based on the anticipated work program to be covered the first 12 months from Closing.
(4)	The exploration program for Morocco is partially dependent on the Resulting Issuer's entry into a joint venture agreement with Office National de Hydrocarbures et des Mines ("ONHYM").

During the 12 months following Closing, it is expected that approximately US$5.4 million will be used to fund exploration and development costs in respect of the Selebi Project, the Resulting Issuer's only material property. The remaining funds are expected to be used for general operating and G&A costs of the Resulting Issuer as well as exploration program and site and administration costs relating to the Resulting Issuer's other properties including the Selkirk Project, the Maniitsoq property in Greenland, the Post Creek / Halcyon property in Sudbury and certain potential expansion of interest into Morocco through a contemplated joint venture with ONHYM. There can be no assurance that a joint venture agreement with ONHYM will be entered into within the next 12 month period commencing July 1, 2022 (or at all). There may be circumstances where, for sound business reasons, the Resulting Issuer reallocates the funds for different purposes.

See Appendix "E" – "Information Concerning the Resulting Issuer".

Select Pro Forma Financial Information

Assuming Completion of the Transaction

The following table sets out certain pro forma financial information for the Resulting Issuer assuming completion of the Transaction. The following information should be read in conjunction with the Resulting Issuer Pro Forma Financial Statements set forth in this Filing Statement. Please see Appendix "J" – "Unaudited Pro Forma Financial Statements of the Resulting Issuer".

	Select Financial Information
	NAN (as at March 31, 2021) ('$000)	PNR (as at March 31, 2021) ('$000)		Pro Forma Adjustments(1)(2) ('$000)	Resulting Issuer Pro Forma Consolidation ('$000)
Current Assets	2,595	6,300		14,566	23,461
Total Assets	41,970	21,187		67,722	130,879
Current Liabilities	777	5,824	(1)	(3,055)	3,546
Total Liabilities	777	34,662		(31,742)	3,697
Shareholders' Equity	41,193	(13,476)		99,465	127,182
Net Loss	390	23,649		(19,847)	4,192	(3)

Notes:

(1)	Includes US$1.35 million of success fees payable to CIBC World Markets Inc. in connection with the Selebi acquisition, of which US$1 million was paid in May 2022, with the balance of US$350,000 to be due upon the next financing by the Resulting Issuer.
(2)	The pro forma adjustments include, among other things, the adjustments for the NAN Financing, an advisory fee of $420,000, which will be payable to INFOR Financial Inc. upon the closing of the Transaction, and certain non-recurring due diligence and transaction costs in respect of the Selebi and Selkirk acquisitions and the Transaction.
(3)	The amount does not reflect any synergies, operating efficiencies and cost savings that estimated around $1.3 million per annual resulting from the acquisition.

Market for Securities and Trading Price

The NAN Shares are listed on the Exchange under the symbol "NAN.V". The NAN Shares were halted from trading on February 17, 2022 in connection with the announcement of the Transaction. The closing price of the outstanding NAN Shares on the Exchange on February 16, 2022, being the last trading day immediately prior to the announcement of the Transaction, was $0.58 per NAN Share.

Exchange Approval

NAN intends to complete the Transaction in accordance with Exchange policies. The Exchange has conditionally accepted the Transaction subject to NAN fulfilling all of the requirements of the Exchange. The proposed Transaction is subject to acceptance by the Exchange, and NAN will not proceed with the Transaction if regulatory acceptance or approval is not obtained. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to NAN or that approvals will be granted at all.

Shareholder and Board Approvals

At the annual and special meeting of NAN Shareholders held on June 23, 2022, NAN Shareholders adopted resolutions approving, among other things, the Continuance, the Name Change, the Board Reconstitution and the Resulting Issuer Option Plan. Pursuant to Section 4.1 of Exchange Policy 5.2, NAN has obtained written consent of a majority of NAN Shareholders to approve the Transaction. In connection with the Amalgamation Agreement and the Transaction, NAN Shareholders representing 72,199,716 NAN Shares (approximately 54% of the issued and outstanding NAN Shares) have agreed to support the Amalgamation and vote their NAN Shares in favour of the transactions contemplated by the Amalgamation Agreement (each, a "NAN Supporting Shareholder").

In addition, NAN will be obtaining the requisite directors' approval in respect of the Consolidation, pursuant to the provisions of its articles.

See "The Transaction".

Conflicts of Interest

The directors of the Resulting Issuer will be required by law to act honestly and in good faith with a view to the best interests of the Resulting Issuer and to disclose any interests that they may have in any project or opportunity of the Resulting Issuer. If a conflict of interest arises at a meeting of the Resulting Issuer Board, any director with a conflict will disclose his or her interest and abstain from voting on such matter in accordance with the BCBCA or, following the Continuance, the OBCA.

Other than as disclosed herein, there are no known existing or potential conflicts of interest between the Resulting Issuer and its proposed directors and officers or other proposed members of management of the Resulting Issuer as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Resulting Issuer and their duties as a director or officer of such other companies.

It is anticipated that there will be no Promoters of the Resulting Issuer immediately following the completion of the Transaction.

See Appendix "E" – "Information Concerning the Resulting Issuer".

Interests of Experts

To NAN's and PNR's knowledge, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement holds any beneficial interest, direct or indirect, in any securities or property of NAN, or the Resulting Issuer or an Associate or Affiliate of the foregoing.

Sponsorship

Sponsorship in the context of a Reverse Takeover is required by the Exchange unless exempt in accordance with Exchange Policy 2.2. NAN has obtained a waiver from the Exchange's sponsorship requirements.

Relationships and Arrangements

In connection with the NAN Financing, NAN, PNR and the Agents entered into the Agency Agreement, whereby the Agents agreed to sell, on a "best efforts" private placement basis, 21,118,000 Subscription Receipts (pre-Consolidation) at a subscription price of $0.48 per Subscription Receipt for gross proceeds of $10,136,640. Paradigm, as lead agent and on behalf of the Agents, is also a party to the Subscription Receipt Agreement, with NAN and Computershare Trust Company of Canada, as Subscription Receipt Agent, which governs the terms and conditions of the Subscription Receipts, including the Escrow Release Conditions.

See "The NAN Financing" and "The NAN Financing – Subscription Receipt Agreement".

Risk Factors

The securities of NAN and the Resulting Issuer should be considered a highly speculative investment and investors should carefully consider the information about these risks, together with other information contained herein. If any of the risks actually occur, the Resulting Issuer's business, results of operations and financial condition could suffer significantly.

Risks and uncertainties, including those currently unknown to or considered immaterial by NAN and PNR may also adversely affect the business of NAN and the Resulting Issuer going forward.

See "Risk Factors".

Indebtedness of Directors and Executive Officers

No current or former directors, executive officers or employees of NAN, or any subsidiary thereof, have any indebtedness owing to NAN or any subsidiary thereof other than "routine indebtedness", as defined in the Exchange Form 3D2.

Additional Information

Additional information is available on SEDAR (www.sedar.com) under NAN's issuer profile, including financial information provided in the NAN Annual Financial Statements, NAN Interim Financial Statements and related management discussion and analysis. Copies of NAN's financial statements and management discussion and analysis can be requested from NAN at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Transaction

Background to the Transaction

Given the presence of the Interlocked Insiders, the Transaction is considered as a non-arm's length transaction pursuant to the policies of the Exchange.

The terms of the Transaction were determined pursuant to arm's length negotiations between representatives of NAN and PNR, through the NAN Special Committee and PNR Special Committee, each of which do not include the Interlocked Insiders. The Interlocked Insiders who are directors of PNR and NAN were excluded from board resolutions in respect of the Transaction. Each of NAN and PNR retained independent counsel to the NAN Special Committee and PNR Special Committee, respectively. In addition, both NAN and PNR, in determining whether the Transaction is fair to the shareholders of NAN and PNR, respectively, engaged independent financial advisors to review and provide fairness opinions in respect of the Transaction from a financial point of view. See "Fairness Opinions".

On September 11, 2020, the NAN Board formed the NAN Special Committee to, among other things, (a) review and analyze a proposed business combination transaction involving PNR, which would result in a "Reverse Takeover" of NAN under the policies of the Exchange, and (b) consider any other alternatives to such transaction and provide recommendations to the NAN Board accordingly. Subsequently, preliminary discussions took place between Mr. Doug Ford, Chair of the NAN Special Committee, and Mr. Sheldon Inwentash, Chair of the PNR Special Committee. The negotiations between the parties took place on an ongoing basis between May 2021 to February 2022. On January 19, 2022, after taking into consideration potential strategic alternatives to the Transaction and otherwise evaluating the Transaction, the NAN Special Committee recommended that NAN enter into a letter of intent with PNR in respect of the Transaction. The RTO Letter of Intent was subsequently signed on February 16, 2022.

The RTO Letter of Intent outlined the proposed terms and conditions of a Reverse Takeover of NAN by PNR through a triangular amalgamation involving NAN Subco, a wholly-owned subsidiary of NAN, as a result of which the wholly-owned subsidiary of NAN would amalgamate with PNR forming Amalco, all as more specifically to be provided in a definitive agreement to be entered into between NAN and PNR.

The terms of the RTO Letter of Intent were jointly disseminated by NAN and PNR on the morning of February 17, 2022, prior to the open of markets, and trading of NAN Shares were immediately halted upon announcement. The last price at which NAN Shares were quoted was $0.58 per NAN Share as at February 16, 2022.

Following the execution of the RTO Letter of Intent, PNR and NAN engaged in further due diligence, structuring and negotiations of the terms and conditions of the Transaction. On April 22, 2022, NAN received a draft of the Amalgamation Agreement from PNR. After careful consideration, the NAN Board determined, with advice from its legal advisors and financial advisors, and upon recommendation of the NAN Special Committee, that the Transaction is in the best interests of NAN, and authorized and approved the entering into and execution of the Amalgamation Agreement and the transactions contemplated thereby. On April 25, 2022, NAN and PNR executed the Amalgamation Agreement, which contains the definitive terms of the proposed Transaction.

All summaries of, and references to, the Amalgamation Agreement in this Filing Statement are qualified in their entirety by reference to the complete text of the Amalgamation Agreement a copy of which is available on SEDAR (www.sedar.com) under NAN's issuer profile.

The Transaction

The Amalgamation Agreement provides for the Amalgamation of PNR and NAN Subco to form Amalco, pursuant to a triangular amalgamation under the OBCA. Upon the Amalgamation, each PNR Share issued and outstanding immediately prior to the Effective time, other than in respect of such PNR Shares held by a Dissenting PNR Shareholder, shall be exchanged for Resulting Issuer Shares on the basis of one (1) PNR Share for 1.054 post-Consolidation Resulting Issuer Shares (being, 5.27 pre-Consolidation Resulting Issuer Shares), and each PNR Share shall thereafter be cancelled. Each NAN Subco Share issued and outstanding immediately prior to the Effective Time shall be exchanged for one fully paid and non-assessable Amalco Share, and all of the NAN Subco Shares shall thereafter be cancelled without any repayment of capital in respect thereof. As consideration for the issuance of the Resulting Issuer Shares to PNR Shareholders to effect the Amalgamation, Amalco will issue to the Resulting Issuer one Amalco Share for each Resulting Issuer Share so issued. All of the NAN Options and NAN Warrants issued and outstanding immediately prior to the Effective Time shall remain outstanding and become options and warrants of the Resulting Issuer and all PNR Options outstanding will be exchanged for Resulting Issuer Replacement Options, after giving effect to the Exchange Ratio and the Consolidation. Amalco will become the wholly owned subsidiary of the Resulting Issuer, and the Resulting Issuer will hold, indirectly, all rights, title, and interest to the Botswanan Assets, owned directly, or indirectly, by PNR, immediately prior to the Closing of the Transaction. See "Amalgamation Agreement".

In addition, the Amalgamation Agreement contemplates that prior to the Effective Time of the Amalgamation the following events will occur: (i) NAN will complete the Securities Contribution; (ii) the NAN Shares will be consolidated on the basis of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares, (iii) following the Continuance, NAN will change its name to "Premium Nickel Resources Ltd."; and (iv) provided that the Escrow Release Conditions are satisfied, each Subscription Receipt will automatically convert into one NAN Share (or 1/5 post-Consolidation NAN Shares). The Amalgamation Agreement also contemplates the reconstitution of the Resulting Issuer Board and management of the Resulting Issuer concurrently with the Closing. See "Amalgamation Agreement".

Completion of the Transaction is subject to, among other things, the Name Change, the Board Reconstitution and the Resulting Issuer Option Plan being approved by NAN Shareholders at the Meeting and a written resolution of holders of not less than 50% of the issued and outstanding NAN Shares approving the Transaction pursuant to the requirements of the Exchange. At the Meeting, NAN received shareholder approval in respect of the Continuance, the Name Change and the Board Reconstitution. NAN will be obtaining written consent of a majority of NAN Shareholders to approve the Transaction as well as approval of the NAN Board in respect of the Consolidation. See "The Transaction – Shareholder and Board Approvals".

Assuming the conditions to the completion of the Transaction set out in the Amalgamation Agreement are satisfied or waived (if applicable), including the receipt of certain regulatory approvals, then the Transaction will, among other things, result in:

(a)	the NAN Shares being consolidated prior to the Effective Time on the basis of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares;

(b)	the Resulting Issuer's name being changed to "Premium Nickel Resources Ltd.", or such other name as may be proposed by PNR and accepted by the Exchange;

(c)	PNR and NAN Subco being amalgamated and continued as one corporation as "Amalco" which shall be a wholly-owned subsidiary of the Resulting Issuer;

(d)	NAN's stock exchange ticker symbol being changed from "NAN.V" to "PNRL" (or such other appropriate ticker symbol PNR may request, acting reasonably and acceptable to the Exchange);

(e)	each PNR Share, and each right to acquire PNR Shares (including the 15% Warrant), held by NAN Subco immediately prior to the Effective Time (subsequent to the Securities Contribution) being cancelled without any repayment of capital in respect thereof;

(f)	each PNR Share (other than those held by NAN Subco or Dissenting PNR Shareholders) issued and outstanding immediately prior to the Effective Time being exchanged for such number of fully paid and non-assessable Resulting Issuer Shares after giving effect to the Exchange Ratio, free and clear of any and all encumbrances, liens, changes or demands of any kind and nature, and each such PNR Share cancelled without any repayment of capital in respect thereof;

(g)	each PNR Share held by a Dissenting PNR Shareholder immediately prior to the Effective Time being cancelled and only represents an entitlement to be paid the fair value of such share;

(h)	each PNR Option issued and outstanding immediately prior to the Effective Time being exchanged for a Resulting Issuer Replacement Option issued pursuant to the Resulting Issuer Option Plan on the same terms as the PNR Option, after giving effect to the Exchange Ratio and Consolidation, and each such PNR Option are being cancelled;

(i)	the holders of Subscription Receipts becoming holders of Resulting Issuer Shares; and

(j)	the Resulting Issuer Board being reconstituted to include (i) Mr. Charles Riopel, (ii) Mr. Sheldon Inwentash, (iii) Mr. John Hick, (iv) Mr. Sean Whiteford, (v) Mr. Keith Morrison, (vi) Mr. John Chisholm and (vii) Mr. William O'Reilly,

all as more particularly described in this Filing Statement.

The expected composition of the Resulting Issuer Board is further described in Appendix "E" – "Information Concerning the Resulting Issuer". While Mr. O'Reilly was not put forth as a nominee director to the Resulting Issuer Board, the special resolution allowing the Resulting Issuer Board to increase the number of directors (the "Director Number Resolution") was approved at the Meeting. As such, the Resulting Issuer Board intends to exercise its power provided under the Director Number Resolution to appoint Mr. O'Reilly to the Resulting Issuer Board immediately following the closing of the Transaction and constitution of the Resulting Issuer Board. In such event, Mr. O'Reilly will hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Management of the Resulting Issuer is expected to include (i) Mr. Keith Morrison (Chief Executive Officer); (ii) Dr. Mark Fedikow (President); and (iii) Ms. Sarah-Wenjia Zhu (Chief Financial Officer and Corporate Secretary). In addition, the technical team of the Resulting Issuer is expected to include Ms. Sharon Taylor (Chief Geophysicist) and Dr. Peter Lightfoot (Consulting Chief Geologist). The Transaction will qualify as a "Reverse Takeover" and a "Change of Control" of NAN (each as defined in the policies of the Exchange). Upon Closing, NAN will change its name to "Premium Nickel Resources Ltd.", and the combined business of PNR and NAN will become the operations of the Resulting Issuer and carry on the business and operations relating to the Resulting Issuer's portfolio of nickel-copper-cobalt properties, with a focus on the exploration and development of the Selebi Project.

Immediately following completion of the Transaction (on a post-Consolidation basis), the Resulting Issuer is expected to have 113,115,185 Resulting Issuer Shares issued and outstanding, of which (i) current NAN Shareholders are expected to hold 26,774,006 Resulting Issuer Shares (or approximately 23.7%), (ii) current PNR Shareholders are expected to hold 82,157,579 Resulting Issuer Shares (or approximately 72.6%), and (iii) current holders of the Subscription Receipts are expected to hold 4,223,600 Resulting Issuer Shares (or approximately 3.7%). The Agents are also expected to hold 295,651 Resulting Issuer Broker Warrants (on a post-Consolidation basis).

The foregoing figures are based on (i) the number of NAN Shares outstanding as of the date hereof (being 133,870,031 NAN Shares, or 26,774,006 Resulting Issuer Shares after giving effect to the Consolidation (subject to rounding)), (ii) the number of PNR Shares issued and outstanding as of the date hereof (being 85,616,075 PNR Shares) less NAN's holding of 7,667,707 PNR Shares which will be subject to the Securities Contribution, to be exchanged for 82,157,579 Resulting Issuer Shares upon completion of the Transaction after giving effect to the Consolidation (subject to rounding), (iii) the number of NAN Shares to be issued to the holders of the Subscription Receipts upon satisfaction of the Escrow Release Conditions (being 21,118,000 NAN Shares, or 4,223,600 post-Consolidation NAN Shares or Resulting Issuer Shares (subject to rounding)), and (iv) no securities exercisable, exchangeable or convertible for NAN Shares being exercised, exchanged or converted prior to the completion of the Transaction. Immediately following completion of the Transaction (on a post-Consolidation basis), the Resulting Issuer is also expected to have (i) 118,186 Resulting Issuer Preferred Shares, (ii) 11,823,044 Resulting Issuer Options (after giving effect to the Exchange Ratio and Consolidation), comprising of the outstanding NAN Options and Resulting Issuer Replacement Options, (iii) 2,683,484 Resulting Issuer Warrants, and (iv) 295,651 Resulting Issuer Broker Warrants.

As of the date of this Filing Statement, NAN holds 7,667,707 PNR Shares and the 15% Warrant. On April 25, 2022, in connection with and immediately prior to the entry into of the Amalgamation Agreement, NAN and PNR entered into the Waiver and Suspension Agreement, pursuant to which NAN agreed that its exercise privileges under the 15% Warrant or any portion thereof to subscribe for additional PNR Shares are suspended until the later of (i) the 61st calendar date following the date on which the Amalgamation Agreement is executed, and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Prior to the Effective Time, the PNR Shares and the 15% Warrant held by NAN will be contributed to NAN Subco, as part of the Securities Contribution, resulting in such securities being cancelled by operation of the triangular amalgamation.

NAN Financing

On April 4, 2022, NAN entered into an engagement letter with Paradigm, on behalf of the Agents, pursuant to which the Agents agreed to sell, on a "best efforts" private placement basis, up to 10,416,666 Subscription Receipts at a subscription price of $0.48 per Subscription Receipt. On April 8, 2022, the offering was upsized to up to 20,834,000 Subscription Receipts for aggregate gross proceeds of up to $10,000,320, with the Agents' Option.

On April 28, 2022, NAN completed the NAN Financing and issued 21,118,000 Subscription Receipts (pre-Consolidation) pursuant to the Subscription Receipt Agreement, for gross proceeds of $10,136,640. In accordance with the Subscription Receipt Agreement, the Escrowed Proceeds are being held in escrow by the Subscription Receipt Agent pending the satisfaction of the Escrow Release Conditions.

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Shares).

The conversion of the Subscription Receipts and the release of the Escrowed Proceeds to the Resulting Issuer is conditional upon, among other things, the satisfaction of the following Escrow Release Conditions:

(a)	the receipt of all required corporate, shareholder, regulatory and third-party approvals in connection with the NAN Financing and the Transaction;

(b)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

(c)	written confirmation to the Agents from each of NAN and PNR that all conditions of the Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Transaction shall be completed without undue delay upon release of the Escrowed Funds;

(d)	the Resulting Issuer Shares being conditionally approved for listing on the Exchange and any relevant listing documents having been accepted for filing with the Exchange; and

(e)	NAN and Paradigm having delivered a joint notice and direction to the Subscription Receipt Agent that the conditions set forth in (a) to (d) above have been satisfied or waived.

In the event a Termination Event occurs, the holders of the Subscription Receipts shall be entitled to receive the greater of: (i) an amount equal to the aggregate Issue Price for Subscription Receipts; and (ii) the pro rata share of the Escrowed Funds, less applicable withholding taxes, if any, and the Subscription Receipts will be cancelled.

Assuming the Escrow Release Conditions are satisfied and the Escrowed Funds (after payment of the Agents' Fee and applicable expenses) are released to the Resulting Issuer, the Resulting Issuer intends to use the net proceeds from the NAN Financing to fund the exploration and development of its mineral exploration projects, working capital and for general corporate purposes.

See "The NAN Financing" and Appendix "J" – "Unaudited Pro Forma Financial Statements of the Resulting Issuer".

PNR Financing

In connection with, and prior to the Transaction, PNR has completed a non-brokered private placement, of 8,865,619 PNR Shares (and issued an additional 70,548 PNR Shares in satisfaction of certain finders fees payable in connection with the PNR Financing) at an issue price of US$2.00 per PNR Share for aggregate gross proceeds to PNR of approximately US$17.7 million. The proceeds of the PNR Financing are expected to be used to finance the initial phase of the exploration program at the Selebi Project as discussed in the Technical Report and Appendix "D" – "Information Concerning PNR" of this Filing Statement, the Transaction-related costs, working capital, and general corporate purposes.

Reasons for the Transaction

NAN's current business activities include exploration and development of a portfolio of wholly-owned Ni-Cu-Co assets located in Greenland and Canada. Its principal mineral property is the Maniitsoq property located in Maniitsoq, Greenland. In addition, through NAN's securityholding in PNR, NAN has a direct exposure to PNR's Ni-Cu-Co interest in the southern African region. In view of the current stage of NAN's operations, NAN's management regularly considers and discusses potential asset acquisition opportunities globally.

PNR's current business activities are focused on the exploration and development of Ni-Cu-Co resources, with a focus on exploration and development opportunities in southern Africa. PNR's principal asset is the newly-acquired Selebi Project located in Botswana. See Appendix "D" – "Information Concerning PNR" for additional information relating to the Selebi Project.

The Resulting Issuer will be well-capitalized after giving effect to the Transaction and the NAN Financing and will be well-positioned as a leading international Ni-Cu-Co mine exploration company. With a portfolio of Ni-Cu-Co, the Resulting Issuer will have the ability to execute a phased strategy and focus in the short term on developing the Selebi Project in Botswana, its material property, as discussed in the Technical Report and Appendix "D" – "Information Concerning PNR" of this Filing Statement.

The NAN Board and NAN Special Committee consider the Transaction to be a positive development for NAN based on the terms of the Amalgamation Agreement. In evaluating and approving the Transaction, the NAN Board and NAN Special Committee considered a number of factors, including, among others, the following:

(a)	Strengthened Marketability for the Resulting Issuer. NAN's interest in PNR is a material asset to NAN and has been a key driver for the recent appreciation of NAN's value since July 2022 to present. Prior to the Transaction, NAN and PNR have been raising capital separately based on the value of PNR. As the market has perceived the close connection between PNR and NAN, it will be more efficient and will mitigate future financing risks for the Resulting Issuer to raise additional funds in the future using a single entity.

(b)	Knowledge of the PNR Assets. NAN has greater familiarity with the potential benefits and risks associated with PNR's assets than it would with alternative acquisition targets, as it is a founding investor in PNR and NAN's management is involved in the operations of PNR. This Transaction affords NAN with an opportunity to participate to a greater degree in a known quality asset through a more effective and efficient structure while continuing to have exposure to NAN's other assets.

(c)	Management of the Resulting Issuer. NAN's management has been providing management support to PNR on an ongoing basis and have been involved with the day-to-day operations of PNR's business. Following the consummation of the Transaction, certain members of NAN's management will continue to provide managerial support to the Resulting Issuer and the NAN Special Committee believes that the continuation of NAN's management in the day-to-day operation of the Resulting Issuer will benefit the shareholders of NAN.

(d)	Process. The Transaction resulted from an ongoing process by NAN of considering potential strategic alternatives, including its most recent assessment of strategic alternatives that commenced more than 18 months ago. At various points throughout the strategic review process, the NAN Special Committee considered and weighed the merits of a further market check, the confidentiality restrictions limiting the NAN's ability to share certain material information with prospective buyers, the potential to increase its ownership interest in PNR through the exercise of the PNR warrant issued to NAN and the challenges to NAN's business and industry, including challenges with respect to financing and those presented by the COVID-19 pandemic. In weighing potential strategic alternatives and the current economic prospects of NAN, the Transaction was determined to be the most attractive of any such alternatives.

(e)	Business and Industry Risks. The future business, operations, financial performance and condition, operating results and prospects of NAN and the significant risks and uncertainties related thereto. In light of these risks and uncertainties, the NAN Special Committee concluded that the Transaction is more favourable to shareholders of NAN than continuing with NAN's current business plan or exercising its warrant to acquire a further equity interest in PNR.

(f)	Fairness Opinion. The fairness opinion of INFOR, and the NAN Special Committee's understanding of the contents of the fairness opinion of INFOR, subject to and based on the considerations, assumptions and limitations described in such fairness opinion, indicates that the Transaction is fair, from a financial point of view to NAN. The NAN Special Committee considered the compensation arrangement of INFOR when considering the advice provided in the fairness opinions tendered by INFOR.

(g)	Well-Supported Transaction. Pursuant to support agreements, the directors and officers of NAN (as well as certain shareholders of NAN) agreed to vote all of their NAN Shares in favour of the Transaction the Meeting to approve certain transactions contemplated in the Amalgamation Agreement. Approximately 54% of NAN Shareholders and 69% of PNR Shareholders, respectively, have entered into support agreements.

(h)	Ability to Respond to Unsolicited Superior Proposals. On and subject to the terms of the Amalgamation Agreement, the NAN Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of the terms and conditions of such proposal, if consummated in accordance with its terms, may lead to a transaction more favourable to NAN shareholders, from a financial point of view, than the Transaction. The amount of the termination fee payable in certain circumstances, being C$1,900,000 million, is, in the view of the NAN Special Committee, reasonable and in accordance with market practice for transactions of a similar size and nature as the Transaction and would not, in the view of the NAN Special Committee, preclude a third party from potentially making a superior proposal.

(i)	Negotiated Transaction. The terms of the Transaction are the result of a comprehensive negotiation process, conducted under the supervision of the NAN Special Committee, in respect of the key elements of the Amalgamation Agreement and Waiver and Suspension Agreement, each of which includes terms and conditions that are reasonable in the judgment of the NAN Special Committee.

(j)	Fairness of the Conditions. The Amalgamation Agreement provides for certain conditions to complete the Transaction, which conditions do not include a financing condition, are not unduly onerous or outside market practice and can reasonably be expected to be satisfied. In addition, the Waiver and Suspension Agreement provides that if the Transaction is not completed, the 15% Warrant will continue to be in full force and effect.

(k)	Securityholder Approval. In order to institute the Transaction, the Transaction must be approved by (i) at least a majority of the shareholders of NAN pursuant a written consent resolution and the policies of the Exchange, and (ii) the shareholders of PNR.

In addition, in evaluating and approving the Transaction, the NAN Board and NAN Special Committee also considered a number of risks, uncertainties and other potentially countervailing factors concerning the Transaction and the Amalgamation Agreement, including risks relating to NAN and the NAN Shareholders if the Transaction is not completed or is delayed, restriction on soliciting third parties to make acquisition proposals and responding to such proposals, restrictions on business conduct, the Reverse Takeover of NAN, termination fee payable, conditions to Closing, the right of PNR to terminate the Amalgamation Agreement in certain circumstances and shareholder or regulatory approvals not being obtained.

Fairness Opinions

In connection with its evaluation of the Transaction, the respective boards and special committees of each of NAN and PNR received fairness opinions from their respective financial advisors, specifically: (i) the NAN Board and the NAN Special Committee received a fairness opinion dated April 22, 2022 (the "NAN Fairness Opinion") from INFOR, the financial advisor to NAN and the NAN Special Committee, to the effect that, as of the date of the NAN Fairness Opinion, and based upon and subject to the assumptions, limitations and qualifications set out in NAN Fairness Opinion, the Transaction (including the Exchange Ratio) is fair, from a financial point of view, to the shareholders of NAN; and (ii) the PNR Board and the PNR Special Committee received a verbal fairness opinion on April 25, 2022 (the "PNR Fairness Opinion") from Evans & Evans, Inc., the financial advisor to the PNR Special Committee, to the effect that, as of the date of the PNR Fairness Opinion, and based upon and subject to assumptions, limitations and qualifications set out in the PNR Fairness Opinion, the consideration to be received by the PNR Shareholders pursuant to the Transaction is fair, from a financial point of view, to the PNR Shareholders.

Securities Law Matters

NAN is currently a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Manitoba. The NAN Shares are currently listed on the Exchange under the symbol "NAN.V". Following completion of the Transaction, the Resulting Issuer intends to be renamed "Premium Nickel Resources Ltd." and trade under the new symbol "PNRL".

The Exchange has conditionally accepted the Transaction subject to NAN fulfilling all of the requirements of the Exchange. It is a condition of Closing that the Exchange shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Resulting Issuer Shares issuable pursuant to the Transaction as of the Effective Date, with final notice of issuance to be provided by the Exchange as soon as possible thereafter.

The issuance of Resulting Issuer Shares pursuant to the Transaction will constitute a "Reverse Takeover" of NAN as defined under Exchange Policy 5.2.

Regulatory Approvals and Filings

Exchange Approval

NAN intends to complete the Transaction in accordance with Exchange policies. NAN received conditional approval of the Exchange in respect of the Transaction. The proposed Transaction is subject to final acceptance by the Exchange, and NAN will not proceed with the Transaction if regulatory acceptance or approval is not obtained. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to NAN or that approvals will be granted at all.

Sponsorship

Sponsorship in the context of a Reverse Takeover is required by the Exchange unless exempt in accordance with Exchange Policy 2.2. NAN has obtained a waiver from the Exchange's sponsorship requirements.

NAN Shareholder Approval

Completion of the Transaction is subject to, among other things, the Name Change, the Board Reconstitution and the Resulting Issuer Option Plan being approved by NAN Shareholders at the Meeting and a written resolution of holders of not less than 50% of the issued and outstanding NAN Shares approving the Transaction pursuant to the requirements of the Exchange. At the Meeting, NAN has received shareholder approval in respect of the Continuance, the Name Change and the Board Reconstitution. NAN will be obtaining the written consent of a majority of NAN Shareholders to approve the Transaction as well as approval of the NAN Board in respect of the Consolidation.

Share Consolidation

In connection with and prior to the Effective Time of the Transaction, the outstanding NAN Shares will be consolidated on the basis of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares.

Principal Effects of the Share Consolidation

The Consolidation will not have a dilutive effect on NAN Shareholders since each NAN Shareholder will, subject to rounding, hold the same percentage of NAN Shares outstanding immediately following the Consolidation as such NAN Shareholder held immediately prior to the Consolidation. The Consolidation will not affect the relative voting and other rights that accompany the NAN Shares.

The principal effects of the Consolidation include the following:

(a)	the fair market value of each NAN Share will increase;

(b)	based on the number of issued and outstanding NAN Shares as at the date hereof (being 133,870,031 NAN Shares), the number of issued and outstanding NAN Shares would be reduced to 26,774,006 (subject to rounding) based on a Consolidation ratio of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares;

(c)	as NAN currently has an unlimited number of NAN Shares authorized for issuance, the Consolidation will not have any effect on the number of NAN Shares available for issuance;

(d)	based on the number of issued and outstanding NAN Preferred Shares as at the date hereof (being 590,931 NAN Preferred Shares), the number of issued and outstanding NAN Preferred Shares would be reduced to 118,186 NAN Preferred Shares (subject to rounding), based on a Consolidation ratio of one (1) post-Consolidation NAN Share for each five (5) pre-Consolidation NAN Shares; and

(e)	NAN currently has 100,000,000 NAN Preferred Shares (of which 20,000,000 are designated as series 1 convertible preferred shares) authorized for issuance, which after giving effect to the Consolidation will be 20,000,000 NAN Preferred Shares (of which 4,000,000 are designated as series 1 convertible preferred shares) authorized for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid, if, as a result of the Consolidation, a Registered NAN Shareholder would otherwise become entitled to a fractional NAN Share. After the Consolidation, then current NAN Shareholders will have no further interest in NAN with respect to their fractional NAN Shares. This is not, however, the purpose for which NAN is effecting the Consolidation.

Effect on Share Certificates

Registered NAN Shareholders will be required to exchange certificate(s) representing pre-Consolidation NAN Shares in order to receive certificate(s) representing post-Consolidation Shares. A Letter of Transmittal, containing instructions on how to surrender certificate(s) representing pre-Consolidation NAN Shares in order to receive certificate(s) representing post-Consolidation NAN Share, will be sent to Registered NAN Shareholders.

Procedure for Implementing the Consolidation

The Consolidation will be implemented upon the approval by the Exchange and by filing Form 11 with the Registrar, which will become effective on the date a new Notice of Articles is issued by the Registrar under the BCBCA.

The Continuance

In connection with the Transaction, NAN and PNR mutually agreed to implement a continuation of the Resulting Issuer from the Province of British Columbia under the BCBCA to the Province of Ontario under the OBCA. Approval by NAN Shareholders in respect of the Continuance was obtained on June 23, 2022 at the Meeting. It is expected that the Continuance will occur shortly prior to Closing.

In order to effect the Continuance, the following steps must be taken:

(a)	the British Columbia Registry must consent to the proposed Continuance under the OBCA, upon being satisfied that the Continuance will not adversely affect the Resulting Issuer Shareholders;

(b)	NAN must file a continuance application with the director appointed under the OBCA (the "Ontario Director") for a Certificate of Continuance; and

(c)	the Certificate of Continuance received from the Ontario Director must be submitted to the British Columbia Registry, who will then publish a notice that NAN has been continued into the Province of Ontario.

On the date shown on the Certificate of Continuance, the Resulting Issuer will become a corporation existing under the Laws of Province of Ontario as if it had been incorporated under the OBCA. The Continuance will not result in any change of the business of the Resulting Issuer or its assets, liabilities or net worth, nor in the persons who constitute the NAN Board and management. The Continuance is not a reorganization, arrangement or merger.

Income Tax Considerations

The tax consequences of the Transaction for each NAN Shareholder will depend upon each NAN Shareholder's particular circumstances. Accordingly, all NAN Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences of the Transaction applicable to them having regard to their own particular circumstances.

Amalgamation Agreement

The Transaction will be carried out pursuant to the Amalgamation Agreement. The following is a summary of the principal terms of the Amalgamation Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Amalgamation Agreement, which has been filed on SEDAR (www.sedar.com) under NAN's issuer profile and which is appended hereto as Appendix "A" – "Amalgamation Agreement".

On April 25, 2022 NAN, NAN Subco and PNR entered into the Amalgamation Agreement to implement the Transaction. Pursuant to the terms of the Amalgamation Agreement, NAN, NAN Subco and PNR agreed that, subject to the terms and conditions set forth therein:

(a)	NAN Subco will amalgamate with PNR under section 175 of the OBCA to form Amalco; and

(b)	upon the Amalgamation, the issued and outstanding NAN Subco Shares and PNR Shares immediately prior to the Effective Time shall, at the Effective Time, be exchanged or cancelled as follows:

(i)	each PNR Share, and each right to acquire PNR Shares (including the 15% Warrant), held by NAN Subco immediately prior to the Effective Time shall be cancelled without any repayment of capital in respect thereof;

(ii)	each PNR Share held by a Dissenting PNR Shareholder immediately prior to the Effective Time shall become an entitlement to be paid the fair value of such share;

(iii)	each PNR Share (other than those held by NAN Subco or Dissenting PNR Shareholders) issued and outstanding immediately prior to the Effective Time shall be exchanged for such number of fully paid and non-assessable Resulting Issuer Shares after giving effect to the Exchange Ratio, free and clear of any and all encumbrances, liens, changes or demands of any kind and nature, and each such PNR Share shall thereafter be cancelled without any repayment of capital in respect thereof;

(iv)	each NAN Subco Share issued and outstanding immediately prior to the Effective Time shall be cancelled, and, in consideration thereof, Amalco shall issue one fully paid and non-assessable Amalco Share to the Resulting Issuer;

(v)	as consideration for the issuance of Resulting Issuer Shares to PNR Shareholders to effect the Amalgamation, Amalco will issue to the Resulting Issuer one Amalco Share for each Resulting Issuer Share so issued;

(vi)	each PNR Option issued and outstanding immediately prior to the Effective Time shall be exchanged for a Resulting Issuer Replacement Option to acquire from the Resulting Issuer the number of Resulting Issuer Shares equal to the product obtained when (A) the number of PNR Shares subject to such PNR Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, at an exercise price per Resulting Issuer Share equal to the quotient obtained when (A) the exercise price per PNR Share subject to each such PNR Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, in each case to be governed by the terms of the Resulting Issuer Replacement Option plan and each such PNR Option shall thereafter be cancelled, provided that:

a.	the aggregate exercise price payable on any particular exercise of Resulting Issuer Replacement Options shall be rounded up to the nearest whole cent;

b.	the exchange of PNR Options for Resulting Issuer Replacement Options shall not become effective prior to the issuance of the Amalco Shares to the Resulting Issuer pursuant to the Amalgamation Agreement; and

c.	in order that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange by a PNR Optionholder of the PNR Optionholder's PNR Options for Resulting Issuer Replacement Options, in the event that the aggregate Resulting Issuer Replacement Option In-The-Money Amount in respect of the Resulting Issuer Replacement Options exceeds the aggregate PNR Option In-The-Money Amount in respect of the PNR Options for which they were exchanged immediately after the Effective Time, the number of Resulting Issuer Shares which may be acquired on exercise of the Resulting Issuer Replacement Options at and after the Effective Time or the exercise price of such Resulting Issuer Replacement Options will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the aggregate Resulting Issuer Replacement Option In-The-Money Amount in respect of the Resulting Issuer Replacement Options does not exceed the aggregate PNR Option In-The-Money Amount in respect of the PNR Options for which they were exchanged;

(c)	all of the NAN Options and NAN Warrants issued and outstanding immediately prior to the Effective Time shall remain outstanding and become options and warrants, as the case may be, of the Resulting Issuer; and

(d)	Amalco will be a direct wholly-owned subsidiary of the Resulting Issuer.

Pursuant to the Amalgamation Agreement, the Parties also agreed that (x) in connection with the Transaction, and subject to receiving NAN Shareholder approval, NAN will be renamed "Premium Nickel Resources Ltd.", and (y) concurrently with the completion of the Transaction, the directors of the Resulting Issuer, following all necessary resignations and appointments, will be comprised of the following individuals: (i) Mr. Charles Riopel, (ii) Mr. Sheldon Inwentash, (iii) Mr. John Hick, (iv) Mr. Sean Whiteford, (v) Mr. Keith Morrison, and (vi) Mr. John Chisholm. In addition, Mr. William O'Reilly will also be appointed to the Resulting Issuer Board immediately following Closing.

Certain directors and officers of NAN who are also directors and officers of PNR are considered as being "non-arm's length" in respect of the Transaction pursuant to the policies of the Exchange. The Interlocked Insiders include Charles Riopel (Non-Executive Chairman of NAN and Chairman of PNR), Keith Morrison (Chief Executive Officer and Director of both NAN and PNR) and Sarah Zhu (Chief Financial Officer of both NAN and PNR). Given the presence of the Interlocked Insiders, the Transaction is deemed pursuant to the policies of the Exchange as a "non-arm's length" Transaction.

Despite such classification by the Exchange, the terms of the Transaction were determined pursuant to arm's length negotiations between representatives of NAN and PNR, through the NAN Special Committee and PNR Special Committee, each of which do not include the Interlocked Insiders. The Interlocked Insiders who are directors of both PNR and NAN were excluded from board resolutions in respect of the Transaction. Each of NAN and PNR retained independent counsel to the NAN Special Committee and PNR Special Committee, respectively. In addition, both NAN and PNR, in determining whether the Transaction is fair to the shareholders of NAN and PNR, respectively, engaged independent financial advisors to review and provide fairness opinions in respect of the Transaction from a financial point of view. See "The Transaction – Background to the Transaction" and "The Transaction – Fairness Opinions".

All of the Independent Directors of each of NAN and PNR, after consultation with the boards' respective financial and legal advisors, and based on unanimous recommendation of the NAN Special Committee and PNR Special Committee, respectively, determined that the Transaction is in the best interest of each of NAN and PNR, and their respective shareholders.

Representations and Warranties

The Amalgamation Agreement contains representations and warranties made by NAN and NAN Subco to PNR and representations and warranties made by PNR to NAN and NAN Subco. Those representations and warranties were made solely for the purposes of the Amalgamation Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure to NAN Shareholders or PNR Shareholders, as the case may be, or those standards used for the purpose of allocating risk between parties to an agreement.

The representations and warranties provided by NAN and NAN Subco in favour of PNR relate to among other things: (a) organization; (b) authority to enter into the Amalgamation Agreement and perform obligations thereunder; (c) the performance, execution and delivery of the Amalgamation Agreement, including all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of the Amalgamation, the Amalgamation Agreement and all matter relating to the Amalgamation not resulting in breach of, default under or conflict with: (i) their constating documents; (ii) shareholders' or directors' resolutions; (iii) any statute, rule or regulation; (iv) any order, decree or judgement of a court or regulatory authority or body having jurisdiction; (v) mortgage, indenture, agreement or other commitments; or (vi) any agreement giving rise to any termination or acceleration of indebtedness; (d) qualification to operate its business as currently conducted; (e) assets and liabilities; (f) maintenance and preparation of financial statements; (g) absence of any Material Adverse Effect since December 31, 2020, except as disclosed in the NAN Financial Statements for the fiscal year ended December 31, 2020; (h) share capital; (i) securities matters, including NAN's status as a reporting issuer and compliance with Securities Laws and Exchange rules and regulations; (j) litigation; (k) labour / employment matters; (l) maintenance of corporate records; (m) Taxes; (n) U.S. Securities Laws matters; and (o) Environmental Laws.

The representations and warranties provided by PNR in favour of NAN and NAN Subco relate to among other things: (a) organization; (b) authority to enter into the Amalgamation Agreement and perform obligations thereunder, including all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of the Amalgamation, the Amalgamation Agreement and all matters relating to the Amalgamation; (c) the execution and delivery of the Amalgamation Agreement and performance by it not resulting in breach of, default under or conflict with: (i) its constating documents; (ii) shareholders' or directors' resolutions; (iii) any statute, rule or regulation; (iv) any order, decree or judgement of a court or regulatory authority or body having jurisdiction; (v) mortgage, indenture, agreement or other commitments; (vi) giving rise to any termination or acceleration of indebtedness; (d) corporate capacity and qualification to operate its business as currently conducted; (e) assets and liabilities; (f) share capital; (g) securities matters; (h) litigation; (i) maintenance of corporate and financial records; (j) Taxes; (k) U.S. Securities Laws matters; and (l) Environmental Laws.

Conditions Precedent to the Amalgamation

Mutual Conditions Precedent

The implementation of the Amalgamation is subject to the completion of each of the following preliminary steps, thereby being conditions precedent, any of which may be waived by mutual consent of the Parties:

(a)	all governmental, regulatory and other third party approvals, consents, waivers, permits, orders, exemptions and authorizations with respect to the Amalgamation and the other transactions contemplated in the Amalgamation Agreement, including, without limitation, the conditional acceptance of the Exchange, shall have been obtained or received from the persons, authorities, or bodies having jurisdiction in the circumstances, all on terms and conditions satisfactory to each of the parties thereto, acting reasonably;

(b)	NAN shall have held the Meeting and obtained the requisite approval of the NAN Shareholders for the Name Change, the Board Reconstitution and, to the extent required by the Exchange and/or Applicable Securities Laws, the Resulting Issuer Replacement Option Plan, and if applicable, the Consolidation, in accordance with the BCBCA and Applicable Securities Laws;

(c)	NAN shall have obtained the requisite approval of NAN Shareholders of the Amalgamation which will result in a "reverse takeover" of NAN under the policies of the Exchange;

(d)	PNR shall have held the PNR Shareholder Meeting and obtained the requisite approval of the PNR Shareholders for the Amalgamation in accordance with the OBCA;

(e)	this Filing Statement and Technical Report shall have been filed on SEDAR (www.sedar.com) under NAN's issuer profile;

(f)	NAN Subco shall have received the requisite approval of NAN, as the sole shareholder of NAN Subco, for the completion of the Amalgamation as required by the OBCA;

(g)	the Exchange shall have conditionally accepted the Amalgamation and the listing of the Resulting Issuer Shares issuable pursuant to the Amalgamation (including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options), subject only to the satisfaction of customary conditions for final acceptance of the Exchange;

(h)	at the Effective Time, there shall not be any law, regulation, policy, judgment, decision, order, ruling or directive proposed or enacted, which has or would have a Material Adverse Effect on, or prevent the Parties from completing, the Amalgamation;

(i)	the issuance of the Resulting Issuer Shares to PNR Shareholders pursuant to Section 2.3 of the Amalgamation Agreement shall be exempt from the prospectus and registration requirements of Applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under Applicable Securities Laws, and shall not be subject to resale restrictions under Applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.5 of National Instrument 45-102 – Resale of Securities); and

(j)	the Amalgamation Agreement shall not have been terminated pursuant to its terms.

PNR Conditions Precedent

The obligation of PNR to complete the Amalgamation is subject to the fulfillment of each of the following additional conditions on or before the Effective Date, any of which may be waived by PNR:

(a)	NAN, as the sole shareholder of NAN Subco, shall have delivered its unanimous written consent to permit NAN Subco to complete the Amalgamation;

(b)	the Securities Contribution shall have been completed;

(c)	the NAN Board shall have unanimously approved the Amalgamation and all matters related thereto;

(d)	no Material Adverse Change shall have occurred, or be reasonably expected to occur, with respect to the business, operations or capital of NAN between the date of this Agreement and the Effective Time;

(e)	no action, suit or proceeding shall have been threatened or taken, and no law, regulation, policy, judgment, decision, order, ruling or directive shall have been proposed or enacted, which did or would result in a Material Adverse Change in the business, operations or capital of NAN;

(f)	all covenants and obligations of NAN and NAN Subco required to be performed, satisfied or complied with by each of them at or prior to the Effective Time pursuant to the terms of this Agreement shall have been performed, satisfied or complied with in all material respects;

(g)	the NAN Fundamental Representations set forth in Subsections (a), (b), (c), (d), (o) and (p) of Section 7.1 of the Amalgamation Agreement shall be true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of NAN and NAN Subco contained in Section 7.1 of the Amalgamation Agreement which are not NAN Fundamental Representations shall be true and correct in all material respects, in each case as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date;

(h)	between the date of the Amalgamation Agreement and the Effective Time, NAN shall have its business and operations in the ordinary course and shall not have entered into or varied any contractual commitments or transactions pertaining to the its business outside of the ordinary course, other than as otherwise provided in the Amalgamation Agreement;

(i)	NAN's net debt (calculated as total debt (including bank indebtedness, accounts payable and accrued liabilities) less the sum of all cash and cash equivalents, trade and other receivables and prepaid expenses and deposits of NAN) shall not exceed $100,000 at the Effective Time, assuming the indebtedness of PNR owed to NAN pursuant to the promissory note dated March 3, 2022 is repaid by PNR prior to such time;

(j)	the NAN Support Agreements shall not have been terminated or otherwise breached in any material manner by any of the parties thereto such that, as a result of such breach or termination, the requisite NAN Shareholder approvals required in connection with the Amalgamation and other transactions contemplated in the Amalgamation Agreement are not obtained; and

(k)	each of NAN and NAN Subco shall have delivered to PNR such documents and other information as PNR and any other regulatory authority or body having jurisdiction, shall have reasonably requested or required, including, without limitation, any documents required to effect the Amalgamation, the Name Change, the Board Reconstitution, the Resulting Issuer Replacement Option Plan, the Ticker Symbol Change and the Consolidation (if applicable), including, without limitation, the documents set out in Section 4.2 of the Amalgamation Agreement.

NAN and NAN Subco's Conditions Precedent

The obligation of NAN and NAN Subco to complete the Amalgamation is subject to the fulfillment of each of the following additional conditions on or before the Effective Date, any of which may be waived by mutual consent of NAN and NAN Subco:

(a)	the PNR Board shall have unanimously approved the Amalgamation;

(b)	PNR shall have finalized the Technical Report;

(c)	PNR shall have obtained the requisite consents for the publication of the Technical Report and the audited financial statements of PNR, as required in connection with the Amalgamation under Applicable Securities Laws and pursuant to the policies of the Exchange;

(d)	no Material Adverse Change shall have occurred, or be reasonably expected to occur, with respect to the PNR Business between the date of the Amalgamation Agreement and the Effective Time;

(e)	no action, suit or proceeding shall have been threatened or taken, and no law, regulation, policy, judgment, decision, order, ruling or directive shall have been proposed or enacted, which did or would result in a Material Adverse Change in the PNR Business;

(f)	PNR shall hold, directly or indirectly, all rights, title and interest to the Selebi Project;

(g)	all covenants and obligations of PNR required to be performed, satisfied or complied with by PNR at or prior to the Effective Time pursuant to the terms of the Amalgamation Agreement shall have been performed, satisfied or complied with in all material respects;

(h)	the PNR Fundamental Representations set forth in Subsections (a),(b), (c), (d), (n) and (o) of Section 7.2 of the Amalgamation Agreement shall be true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of PNR contained in Section 7.2 of the Amalgamation Agreement which are not PNR Fundamental Representations shall be true and correct in all material respects, in each case, as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date;

(i)	between the date of the Amalgamation Agreement and the Effective Time, PNR shall have conducted the PNR Business in the ordinary course and shall not have entered into or varied any contractual commitments or transactions pertaining to the PNR Business outside of the ordinary course; provided that nothing in the Amalgamation Agreement shall prevent or otherwise limit PNR from completing the acquisition of any of the Botswanan Assets, or taking such steps or entering into such agreements as are necessary to give effect thereto;

(j)	the PNR Support Agreements shall not have been terminated or otherwise breached in any material manner by any of the parties thereto such that, as a result of such breach or termination, the requisite PNR Shareholder approvals required in connection with the Amalgamation and other transactions contemplated in the Amalgamation Agreement are not obtained; and

(k)	PNR shall have delivered to NAN and NAN Subco such documents and other information as NAN and NAN Subco, and any other regulatory authority or body having jurisdiction, shall have reasonably requested or required, including, without limitation, any documents required to effect the Amalgamation and all documents set out in Section 4.3 of the Amalgamation Agreement.

Mutual Covenants

In the Amalgamation Agreement, each of PNR, NAN and NAN Subco has agreed to certain customary affirmative and negative covenants relating to the operation of their respective businesses.

Conduct of Business

From the date of the Amalgamation Agreement until the earlier of the Effective Time or the termination of the Amalgamation Agreement, and except as expressly contemplated by the Amalgamation Agreement, which shall be deemed to include the acquisition of the Botswanan Assets and the Securities Contribution, except with the prior written consent of the other Parties to the Amalgamation Agreement, such consent not to be unreasonably withheld or delayed:

(a)	each Party shall:

(i)	conduct its business, affairs and operations in, and not take any action except in, the ordinary and usual course consistent with past practices and in accordance with applicable Laws;

(ii)	use all commercially reasonable efforts to maintain and preserve intact its business organization, assets, employees and advantageous business relationships; and

(iii)	advise the other Parties, on an ongoing basis, of its business operations;

(b)	each Party shall not:

(i)	enter into (or terminate) any material contract or material transaction, except where any such material contract relates to the Securities Contribution or to the establishment of PNR's business necessary to meet the listing criteria of the Exchange (including, entering into of agreements to acquire the Botswanan Assets);

(ii)	expend any material amount of funds or incur any material liabilities or obligations, except to the extent such expenses relate to the transactions contemplated by this Agreement, or are necessary for the establishment of PNR's business;

(iii)	issue any securities except in connection with the Securities Contribution or the exercise of any outstanding options or warrants, in accordance with their terms; or

(iv)	otherwise take any other action with the intent or foreseeable effect of leading to any of the foregoing.

Non-Solicitation

From the date of the Amalgamation Agreement until the earlier of the Effective Time or the termination of the Amalgamation Agreement:

(a)	neither NAN nor any of its associates or affiliates, or their respective representatives or advisors, will, solicit, encourage, discuss, negotiate or entertain any proposals from or provide financial, operating or any other non-public information to, any party other than PNR. NAN and its associates and affiliates, and their respective representatives and advisors, will immediately:

(i)	cease and terminate existing discussions, conversations, negotiations and other communications with any persons currently conducted with respect to any of the foregoing;

(ii)	other than in connection with the NAN Financing or in the ordinary course of business, discontinue access to its confidential information (and not allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is commercially entitled to do so and use its commercially reasonable efforts to request the return or destruction of all confidential information regarding NAN and its subsidiaries previously provided to any such person who has entered into a confidentiality agreement with NAN; and

(iii)	notify PNR regarding any contact between NAN or any of its associates or affiliates, or their respective representatives or advisors, and any person regarding any such offer, proposal or inquiry;

(b)	neither PNR, nor any of its associates or affiliates, or their respective representatives or advisors, will, at any time from the date of the Amalgamation Agreement, solicit, encourage, discuss, negotiate or entertain any proposals from or provide financial, operating or any other non-public information relating to the PNR Business, to any Party other than NAN, other than in the ordinary course of business or in furtherance of any matter which does not impeded with the completion of the Amalgamation or any other matter contemplated in the Amalgamation Agreement. PNR and its associates and affiliates, and their respective representatives and advisors, will immediately:

(i)	cease and terminate existing discussions, conversations, negotiations and other communications with any persons currently conducted with respect to any of the foregoing;

(ii)	other than in the ordinary course of business or in furtherance of any matter which does not impede with the completion of the Amalgamation or any other matter contemplated under the Amalgamation Agreement, discontinue access to its confidential information (and not allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is commercially entitled to do so and use its commercially reasonable efforts to request the return or destruction of all confidential information regarding PNR and its subsidiaries previously provided to any such person who has entered into a confidentiality agreement with PNR; and

(iii)	notify NAN regarding any contact between PNR or any of its associates or affiliates, or their respective representatives or advisors, and any person regarding any such offer, proposal or inquiry.

Notwithstanding the foregoing, each Party shall forthwith disclose to the other Party any material updates or facts that materially affect, or would reasonably be expected to materially affect, the ability of such Party to consummate the Amalgamation or any other matter contemplated under the Amalgamation Agreement. The foregoing does not limit the directors of any Party from performing their fiduciary duties as directors under applicable law.

Access to Information; Use and Confidentiality

From the date of the Amalgamation Agreement until the earlier of the Effective Time or the termination of the Amalgamation Agreement, each Party to the Amalgamation Agreement shall give to the other Parties and its respective representatives, upon reasonable written notice, full access during normal business hours to all directors, officers, employees, consultants, properties, assets, contracts, books, accounts, records and other information, data and documents pertaining to the Party and its business, affairs, operations, properties, assets, liabilities and financial condition ("Confidential Information"), so long as such access shall not materially interfere with the normal business operations of the Party. Upon the termination of the Amalgamation Agreement for any reason, any Party in receipt of Confidential Information shall promptly return same to the originating Party together with any copies thereof and any other information, data and documents in any form produced, made or derived therefrom.

Confidential Information that is given to a Party or to which a Party receives access in accordance with the Amalgamation Agreement shall be used solely for the purpose of completing the Amalgamation and shall be treated on a strictly confidential basis, except any such information, data and documents which has been previously or has become generally disclosed to the public other than through a breach of the confidentiality provisions in the Amalgamation Agreement, or that is required to be disclosed by a court of competent jurisdiction. The Parties agree to restrict access to Confidential Information on a need to know basis and to take all appropriate steps to safeguard against the accidental disclosure or improper use of Confidential Information.

Public Disclosure

All public announcements regarding the Amalgamation Agreement or the Amalgamation shall be subject to review and reasonable consultation of all Parties as to form, content and timing, before public disclosure, always provided that a Party shall be entitled to make such public announcement if required by applicable law or regulatory requirements to immediately do so and it has taken reasonable efforts to comply herewith.

NAN Undertaking to Vote

NAN undertakes to vote its PNR Shares in favour of the Amalgamation at the PNR Shareholder Meeting.

Termination of the Amalgamation Agreement

The Amalgamation Agreement may be terminated, at any time prior to the Effective Time, by mutual consent of the Parties in writing, or, in the following circumstances, by written notice given by the terminating Party to the other Parties thereto:

(a)	by either NAN or PNR, if the Effective Time has not occurred on or before 5:00 p.m. on August 27, 2022 (the "Outside Date"), or such other date as mutually agreed to between PNR and NAN; provided, however, that the right to terminate the Amalgamation Agreement pursuant to Section 5.1(B)shall not be available to a Party whose failure to fulfill any material obligation under the Amalgamation Agreement has been the cause, or resulted in, the failure of the Effective Time to have occurred on or before the Outside Date;

(b)	by either NAN or PNR (the "Non-Defaulting Party"), if the other Party (which, in the case of NAN, shall include NAN Subco) is in default (the "Defaulting Party") of any covenant on its part to be performed under the Amalgamation Agreement, and the Non-Defaulting Party has given written notice of such default to the Defaulting Party and the Defaulting Party has failed to cure such default within fourteen days of such notice;

(c)	by NAN, if one or more of the representations and warranties of PNR is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 3.2(h) would be incapable of satisfaction by the Outside Date; provided that NAN is not then in breach of the Amalgamation Agreement so as to cause any condition in Section 3.1 or Section 3.3 not to be satisfied;

(d)	by PNR if one or more of the representation and warranties of NAN is untrue or incorrect or shall have become untrue or incorrect such that the condition in Section 3.3(g) would be incapable of satisfaction by the Outside Date; provided that PNR is not then in breach of the Amalgamation Agreement so as to cause any condition in Section 3.1 or Section 3.2 not to be satisfied; or

(e)	by NAN, upon the occurrence of a Non-Completion Payment Event, provided that NAN shall be obligated to pay to PNR the Non-Completion Fee in accordance with Section 8.2,

and in such event, each Party to the Amalgamation Agreement shall be released from all obligations under the Amalgamation Agreement without liability, provided that such release without liability shall not apply if such termination is a result of the Party's failure to perform, satisfy or observe in good faith its obligations to be performed, satisfied or observed under the Amalgamation Agreement.

In addition to the above, each Party's right of termination is in addition to, and not in derogation of or limitation to, any other rights, claims, causes of action or other remedy that such Party may have under the Amalgamation Agreement or otherwise at law with respect to any misrepresentation or breach of covenant or indemnity contained in the Amalgamation Agreement.

Non-Completion Fee

If, at any time prior to the termination of the Amalgamation Agreement (provided there is no material breach or non-performance by PNR of a material provision of the Amalgamation Agreement which would otherwise have entitled NAN to terminate the Amalgamation Agreement), NAN accepts, recommends, approves or enters into, or proposes publicly to accept, recommend, approve or enter into, any agreement with any person to implement a Superior Proposal, then NAN will pay the Non-Completion Fee in the amount of $1,900,000 within one Business Day after the occurrence of such event.

Expenses

Each Party will be responsible for its own costs, whether or not the Transactions contemplated in the Amalgamation Agreement are completed, including, but not limited to, the fees of its legal and financial advisors, regulatory fees and applicable taxes, as well as any fees, disbursements and charges incurred with respect to its due diligence investigations and the preparation of the Amalgamation Agreement and any other documents, certificates and opinions required for the Closing or otherwise required in connection therewith.

Amendments

The Amalgamation Agreement may only be amended by instrument in writing signed by the Parties thereto, without further notice to or consent or approval by their respective shareholders unless strictly required by applicable law.

The NAN Financing

On April 4, 2022, NAN entered into an engagement letter with Paradigm, on behalf of itself and INFOR (together, the "Agents"), pursuant to which the Agents agreed to sell, on a "best efforts" private placement basis, up to 10,416,666 Subscription Receipts at a subscription price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, 2022, the offering was upsized to up to 20,834,000 Subscription Receipts at the Issue Price for an aggregate gross proceeds of up to $10,000,320 with an option to increase the base size of the offering by 15% (the "Agents' Option"). Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, upon the satisfaction of the Escrow Release Conditions, one NAN Share, which following the completion of the Consolidation and the Transaction, shall be 1/5 post-Consolidation NAN Shares.

On April 28, 2022, NAN completed the NAN Financing and issued 21,118,000 Subscription Receipts (pre-Consolidation) pursuant to the Subscription Receipt Agreement, for gross proceeds of $10,136,640, including the partial exercise of the Agents' Option. In accordance with the Subscription Receipt Agreement, the gross proceeds less 100% of the Agents' expenses (the "Escrowed Proceeds") were delivered to the Subscription Receipt Agent to be held in escrow pending the satisfaction of the Escrow Release Conditions. See "Subscription Receipt Agreement" below for more details.

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Shares).

The conversion of the Subscription Receipts into NAN Shares (or Resulting Issuer Shares following the completion of the Transaction), and the release of the Escrowed Proceeds to the Resulting Issuer, is conditional upon the satisfaction of the Escrow Release Conditions prior to the earlier of the Escrow Release Deadline and the Termination Time. See "Subscription Receipt Agreement" below for more details.

As compensation for their services in connection with the NAN Financing, the Agents are, upon satisfaction of the Escrow Release Conditions, entitled to receive a cash commission equal to 7% of the gross proceeds of the NAN Financing. In addition, at closing of the NAN Financing, the Agents were also granted broker warrants exercisable for such Resulting Issuer Shares as is equal to 7% of the Subscription Receipts sold pursuant to the NAN Financing (the "Broker Warrants"). The Broker Warrants are exercisable at $0.48 per pre-Consolidation NAN Share for a period of two years following the satisfaction of the Escrow Release Conditions. In connection with the Transaction, the Broker Warrants will be exchanged, without additional consideration, for the Resulting Issuer Broker Warrants which will be exercisable at $2.40 per Resulting Issuer Share, on a post-Consolidation basis.

Assuming the Escrow Release Conditions are satisfied and the Escrowed Funds (after payment of the Agents' Fee and applicable expenses) are released to the Resulting Issuer, the Resulting Issuer intends to use the net proceeds from the NAN Financing to fund the exploration and development of its mineral exploration projects, working capital and for general corporate purposes.

This Filing Statement does not constitute an offer to sell or the solicitation of an offer to purchase the Subscription Receipts or the securities issuable upon the conversion thereof or any other securities in any jurisdictions, including the United States.

Subscription Receipt Agreement

Descriptions in this Filing Statement of the terms of the Subscription Receipt Agreement are summaries of the terms of that document and are qualified in their entirety by such terms. NAN Shareholders should refer to the full text of the Subscription Receipt Agreement for complete details of that document. The full text of the Subscription Receipt Agreement is available on SEDAR (www.sedar.com) under NAN's issuer profile.

The creation, issuance and conversion of the Subscription Receipts is governed by the Subscription Receipt Agreement. The Subscription Receipt Agreement provides for the creation and issuance of 21,118,000 Subscription Receipts (pre-Consolidation) at the Issue Price of $0.48 for each Subscription Receipt. Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, upon the satisfaction of the Escrow Release Conditions, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Shares).

The Escrowed Proceeds, representing the gross proceeds of $10,136,640 from the sale of 21,118,000 Subscription Receipts (pre-Consolidation) at the Issue Price less 100% of the Agents' Expenses of $84,287,79, were delivered to and are being held by the Subscription Receipt Agent, for and on behalf of the persons who have an interest in the Subscription Receipts, in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more Approved Banks (the Escrowed Proceeds and all interest and other income earned thereon, if any, the "Escrowed Funds"), pending: (i) the satisfaction or waiver of the Escrow Release Conditions and release of the Escrowed Funds (after payment of the Agents' Fee and applicable expenses) to the Resulting Issuer; or (ii) the occurrence of a Termination Event.

The conversion of the Subscription Receipts into NAN Shares, and the release of the Escrowed Funds to the Resulting Issuer, is conditional upon the satisfaction of the following Escrow Release Conditions prior to the earlier of the Escrow Release Deadline and the Termination Time:

(a)	the receipt of all required corporate, shareholder, regulatory and third-party approvals in connection with the NAN Financing and the Transaction;

(b)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

(c)	written confirmation to the Agents from each of NAN and PNR that all conditions of the Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Transaction shall be completed without undue delay upon release of the Escrowed Funds;

(d)	the Resulting Issuer Shares being conditionally approved for listing on the Exchange and any relevant listing documents having been accepted for filing with the Exchange; and

(e)	NAN and Paradigm having delivered a joint notice and direction to the Subscription Receipt Agent that the conditions set forth in (a) to (d) above have been satisfied or waived.

Upon delivery of a notice described in (e) above to the Subscription Receipt Agent, if at all, (i) all Subscription Receipts will be automatically converted by the Subscription Receipt Agent at the Escrow Release Time for and on behalf of the holder thereof and the holder thereof shall, without any action on the part of the holder thereof, be deemed to have subscribed for the corresponding number of NAN Shares issuable upon the conversion of such Subscription Receipts, and (ii) the Escrowed Funds (after payment of the Agents' Fee and applicable expenses) will be released to the account of the Resulting Issuer.

If: (i) the Escrow Release Conditions are not satisfied prior to 5:00 p.m. (Toronto time) on August 26, 2022, being the Escrow Release Deadline; (ii) the Amalgamation Agreement has been terminated in accordance to its terms; or (iii) prior to the Escrow Release Deadline, NAN advises the Agents and the Subscription Receipt Agent or announces to the public that it does not intend to satisfy the Escrow Release Conditions (or the Escrow Release Conditions are incapable of being satisfied) (each such event, a "Termination Event"), the greater of: (x) the aggregate Issue Price for the Subscription Receipts then held; and (y) the pro rata share of the Escrowed Funds, less applicable withholding taxes, if any, shall be retuned to the holders of the Subscription Receipts and the Subscription Receipts shall be cancelled with no further force or effect.

The Subscription Receipt Agreement also contains certain customary anti-dilution adjustment provisions to the number of NAN Shares issuable upon the conversion thereof in the event that NAN undertakes a capital reorganization, share consolidation or other special distribution. The Consolidation will trigger the anti-dilution adjustment provisions under the Subscription Receipt Agreement.

Pursuant to the Subscription Receipt Agreement, NAN has agreed to indemnify the Subscription Receipt Agent and to pay the reasonable expenses and disbursements of the Subscription Receipt Agent in connection with its retention as Subscription Receipt Agent.

INFORMATION CONCERNING NAN

See attached Appendix "C" – "Information Concerning NAN", Appendix "F" – "Financial Statements of NAN" and Appendix "G" – "Management's Discussion and Analysis of NAN".

INFORMATION CONCERNING PNR AND THE Botswanan AssetS

See attached Appendix "D" – "Information Concerning PNR", Appendix "H" – "Financial Statements of PNR and the Botswanan Assets" and Appendix "I" – "Management's Discussion and Analysis of PNR".

INFORMATION CONCERNING THE RESULTING ISSUER

See attached Appendix "E" – "Information Concerning the Resulting Issuer" and Appendix "J" – "Unaudited Pro Forma Financial Statements of the Resulting Issuer".

Risk Factors

Overview

If the Transaction proceeds, the Resulting Issuer will be subject to a number of risks. An investment in the Resulting Issuer should be considered highly speculative due to the nature of its activities and the present stage of its development. There are numerous factors which may affect the success of Resulting Issuer's business, many of which are beyond Resulting Issuer's control, including local, national and international economic and political conditions. The Resulting Issuer's business will involve a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome.

The risks and uncertainties discussed herein are not the only ones facing the Resulting Issuer. In evaluating the Transaction and the Resulting Issuer, the risks and uncertainties described below, in addition to the other information contained in this Filing Statement, should be carefully considered. If any such risks actually occur, the business, financial condition and/or liquidity and results of operations of the Resulting Issuer could be materially adversely affected. In this event, the value of the Resulting Issuer Shares could decline after the completion of the Transaction and the Resulting Issuer Shareholders could lose all or part of their investment.

Risk Factors Relating to the Transaction

Uncertainty and risks relating to completion of the Transaction

The Transaction is subject to certain conditions that may be outside the control of NAN, including, without limitation, the Exchange Approval of the "Reverse Takeover". There can be no certainty, nor can NAN provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Transaction is not completed, the market price of NAN Shares may decline. If the Transaction is not completed and the NAN Board decides to seek another merger or business combination, there can be no assurance that NAN will be able to undertake a business combination on equivalent or more attractive terms than those under the Amalgamation Agreement.

Termination of the Amalgamation Agreement

Each of the parties to the Amalgamation Agreement has the right to terminate the Amalgamation Agreement and not complete the Transaction in certain circumstances. Accordingly, there is no certainty, nor can NAN provide any assurance, that the Amalgamation Agreement will not be terminated by PNR before the completion of the Transaction.

In addition, completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of the Parties. There is no certainty, nor can any Party provide any assurance, that these conditions will be satisfied or waived.

Uncertainty and risks relating to the listing of Resulting Issuer Shares

Completion of the Transaction is subject to final acceptance for listing by the Exchange of the Resulting Issuer Shares to be issued to holders of PNR Shares upon the Amalgamation. There can be no assurance that NAN will be able to satisfy the requirements of the Exchange with respect to the listing of the Resulting Issuer Shares.

Change of Shareholder Influence

Immediately on completion of the Transaction, the former PNR Shareholders will own approximately 72.6% of the Resulting Issuer Shares on a non-diluted basis. The former PNR Shareholders will therefore be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to the Resulting Issuer's articles of incorporation and approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders.

Significant costs of the Transaction

Certain costs related to the Transaction, such as legal, accounting and certain financial advisor fees, must be paid by NAN even if the Transaction is not completed. NAN and PNR are each liable for their own costs incurred in connection with the Transaction.

NAN may also be required to pay PNR the Non-Completion Fee in certain circumstances.

See "Amalgamation Agreement – Expenses" and "Amalgamation Agreement – Non-Completion Fee".

Risk Factors Relating to the Resulting Issuer

Reliance on information made available by PNR

PNR is not a publicly-listed entity. As a result, all historical information relating to PNR (including its portfolio of mining assets) presented in the Filing Statement has been provided in reliance on the information provided by PNR. In addition, given that PNR has only recently acquired the Selebi Project out of liquidation proceedings in Botswana, PNR has further relied on information obtained from the third party vendor in Botswana in respect of historical information relating to the Selebi Project.

Although NAN has no reason to doubt the accuracy or completeness of the information provided by PNR, any inaccuracy or omission in such information contained in this Filing Statement could result in unanticipated liabilities or expenses, increase the costs to expected to be borne by the Resulting Issuer or adversely affect the operation plans of the Resulting Issuer and its result of operations and financial condition.

Uncertainty of financial condition and performance of the Resulting Issuer or the Selebi Project following the Transaction

The Resulting Issuer Pro Forma Financial Statements contained in this Filing Statement are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of PNR and/or the Selebi Project following the Transaction for several reasons. For example, the Resulting Issuer Pro Forma Financial Statements have been derived from the respective historical financial statements of PNR and in respect of the Selebi Project, any such information available to PNR in the context of its purchase from liquidation, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Transaction and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See "Cautionary Statement Regarding Forward-Looking Information".

The Resulting Issuer Pro Forma Financial Statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) any synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) any changes in the business associated with growth projects and asset sales.

Disproportionate reliance on one mineral project

The Selebi Project is PNR's only material property and accounts for the majority of the Resulting Issuer's potential for future generation of revenue. Any adverse development affecting the progress or exploration of the Selebi Project, including but not limited to, unusual and unexpected geologic formulations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on the Resulting Issuer's financial performance and results of operations.

Volatility of Commodity Prices

The development of the Resulting Issuer's properties is dependent on the future prices of minerals and metals. As well, should any of the Resulting Issuer's properties eventually enter commercial production, the Resulting Issuer's profitability will be significantly affected by changes in the market prices of minerals and metals.

Base and precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Resulting Issuer's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of base and precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of base and precious metals are generally quoted), and political developments. The effect of these factors on the prices of base and precious metals, and therefore the economic viability of any of the Resulting Issuer's exploration projects, cannot be accurately determined. The prices of commodities have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the Resulting Issuer's properties to be impracticable or uneconomical. As such, the Resulting Issuer may determine that it is not economically feasible to commence commercial production at some or all of its properties, which could have a material adverse impact on the Resulting Issuer's financial condition and results of operations. In such a circumstance, the Resulting Issuer may also curtail or suspend some or all of its exploration and development activities.

Changes in the Price of Ni-Cu-Co

The ability to develop the Selebi Project (and any of the Resulting Issuer's portfolio of mineral projects) is directly related to the market price of nickel, copper and cobalt. These metals are sold in an active global market and traded on commodity exchanges, such as the London Metals Exchange and the New York Mercantile Exchange. The prices of these metals are subjected to significant fluctuations and are affected by many factors, including actual and expected macroeconomic and political conditions, levels of supply and demand, the availability and costs of substitutes, input costs, foreign exchange rates, inventory levels, investments by commodity funds and other actions of participants in the commodity markets.

Nickel, copper and cobalt prices have fluctuated widely, particularly in recent years, driven in part due to renewable energy and clean technology applications. Consequently, the economic viability of the Selebi Project cannot be accurately predicted and may be adversely affected by fluctuations in commodity prices.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions to be held by the Resulting Issuer are not subject to loss or dispute, particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse Laws and regulations which have not been identified by the Resulting Issuer. There is no guarantee that title to the properties will not be challenged or impugned. The Resulting Issuer's property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Mineral Exploration and Development

The Resulting Issuer's projects will all be at their exploration stages. The exploration of mineral deposits involves significant financial risks over a prolonged period of time, which may not be eliminated even through a combination of careful evaluation, experience and knowledge.

Development of the Resulting Issuer's properties will occur only after obtaining satisfactory exploration results. Few properties which are explored are ultimately developed into economically viable operating mines. There is no assurance that the Resulting Issuer's mineral exploration activities will result in the discovery of a body of commercial ore on its exploration properties. Several years may pass between the discovery and development of commercial mineable mineralized deposits.

Most exploration projects do not result in the discovery of commercially-mineralized deposits. The commercial viability of exploiting any precious or base-metal deposit is dependent on a number of factors including infrastructure and governmental regulation, in particular those relating to environment, taxes and royalties. No assurance can be given that minerals will be discovered of sufficient quality, size and grade on any of the Resulting Issuer's properties to justify a commercial operation.

Exploration projects also face significant operational risks including but not limited to an inability to obtain access rights to properties, accidents, equipment breakdowns, labour disputes (including work stoppages and strikes), impact of health epidemics and other outbreaks of communicable diseases and other unanticipated interruptions.

Economics of Developing Mineral Properties

Substantial expenses are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Resulting Issuer's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Resulting Issuer may determine that it is impractical to commence or continue commercial production.

Governmental Regulation

Operations, development and exploration on the Resulting Issuer's properties will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labor; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Resulting Issuer's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Resulting Issuer will be at the exploration stages on all of its properties. Exploration on the Resulting Issuer's properties requires responsible best-exploration practices to comply with the Resulting Issuer's policies, government regulations, and maintenance of claims and tenure. The Resulting Issuer will be required to be registered to do business and have a valid prospecting licence in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Resulting Issuer will also be required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Resulting Issuer's projects advance to the development stage, those operations will also be subject to various Laws concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new Laws governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Resulting Issuer may possess.

Also, no assurance can be made that Canada Revenue Agency and provincial agencies will agree with the Resulting Issuer's characterization of expenses as Canadian exploration expenses or Canadian development expense or the eligibility of such expenses as Canadian exploration expense under the Tax Act or any provincial equivalent.

Environmental Regulations

The Resulting Issuer may conduct exploration, development and operating activities in various parts of Canada. Such activities are subject to Laws governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal, provincial and territorial governments. All phases of the Resulting Issuer's operations will be subject to environmental regulation in the jurisdictions in which it will operate.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Resulting Issuer's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property. The Resulting Issuer will adopt environmental practices designed to ensure that it will comply with or exceed all environmental regulations currently applicable to it. All of the Resulting Issuer's activities will be in compliance in all material respects with applicable environmental legislation.

Changes in tax legislation or accounting rules could affect the profitability of the Resulting Issuer

Changes to, or differing interpretation of, taxation Laws in Canada, or any of the countries in which the Resulting Issuer's assets or relevant contracting parties are located, could result in some or all of the Resulting Issuer's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Resulting Issuer's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Resulting Issuer's profitability, results of operations, financial condition and the trading price of the Resulting Issuer's securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make acquiring additional resource properties by the Resulting Issuer less attractive to counterparties. Such changes could adversely affect the Resulting Issuer's ability to acquire new assets or make future investments.

Inability of the Resulting Issuer to realize the expected business synergies arising from the Transaction

NAN is proposing to complete the Transaction to create a growth-oriented company with a focus on exploration and development of Ni-Cu-Co assets located in Canada, Greenland and Botswana. See "The Transaction – Reasons for the Transaction". Achieving the benefits of the Transaction depends in part on the ability of the Resulting Issuer to effectively capitalize on its scale, to realize the anticipated capital, as well as operating and financial synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of PNR and, more importantly, the recently acquired Botswanan Assets. A variety of factors, including those risk factors set forth in this Filing Statement and in the documents incorporated by reference herein, may adversely affect the ability of the Resulting Issuer to achieve the anticipated benefits of the Transaction.

Lack of Established Mineral Resource or Reserves

The Resulting Issuer will be a junior resource company focused primarily in the exploration and subsequent development of the Selebi Project located in Botswana. The Resulting Issuer's properties have no established mineral resources or mineral reserves at this time. While the Selebi Project has historical mineral resource estimates, neither NAN, PNR nor the Resulting Issuer have undertaken work to verify these historical estimates. As such, these historical mineral resource estimates should not be relied upon.

There is no assurance that any of the Resulting Issuer's projects can be mined profitably. Accordingly, it is not assured that the Resulting Issuer will realize any profits in the short to medium term, if ay all. Any profitability in the future from the business of the Resulting Issuer will be dependent upon development and commercially mining an economic deposit minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish resources and reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that current work programs of the Resulting Issuer will result in profitable commercial mining operations. The profitability of the Resulting Issuer's operations will be, in part, directly related to the cost and success of its work programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations.

Financial Risk

The Resulting Issuer is also exposed to risks relating to its financial instruments and foreign currency. It is anticipated that the Resulting Issuer will operate in Canada, Greenland and Botswana and undertake transactions denominated in foreign currencies such as United States dollars, Euros, Danish Krones and the Botswanan Pula, and consequently is exposed to exchange rate risks. The Resulting Issuer will also exposed to equity price risk; the movements in individual equity prices or general movements in the level of the stock market may potentially have an adverse impact on the Resulting Issuer's earnings. The Resulting Issuer closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken.

Risks of Doing Business outside Canada

The Botswanan Assets, particularly the Selebi Project, which will be the Resulting Issuer's only material property, is located in Botswana. The Resulting Issuer's anticipated operations outside North America could subject the Resulting Issuer to a variety additional risks that may negatively impact its business and operations including any of the following: changes in rules and regulations (including required royalties); failure of local parties to honour contractual relations; delays in obtaining or the inability to obtain necessary governmental permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; economic or tax policies; tariffs and trade barriers; regulations related to customs and import/export matters; longer payment cycles; tax issues; currency fluctuations and exchange controls; rates of inflations; challenges in collecting accounts receivable; cultural and language differences; employment regulations; crimes, strikes, riots, civil disturbances, terrorist attacks, and wars; and deterioration of political relations with Canada or other governments or sanctions imposed by Canada or other governments. There will also be currency exchange risks in connection with the operations of the Resulting Issuer's foreign mineral assets, including the Selebi Project.

In addition, Botswana is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. Further, the current, or a future government may adopt substantially different policies, take arbitrary action which might halt exploration or production, re-nationalize private assets or cancel contracts, or cancel mining or exploration rights, any of which could result in a material and adverse effect on the Resulting Issuer's results of operations and financial condition.

Health Risks

The Resulting Issuer may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

To date, COVID-19 has led to a large number of temporary business closures, travel bans, self-imposed quarantine periods, and physical distancing have caused a general reduction in consumer activity and material disruptions to businesses globally resulting in an economic slowdown. The extent to which COVID-19 will impact the Resulting Issuer's business both in Canada and abroad, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain COVID-19 in the jurisdiction that the Resulting Issuer operates in. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Resulting Issuer's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel and/or access to locations where the Resulting Issuer's properties are located, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Resulting Issuer's control, which may have a material and adverse effect on its business, financial condition and results of operations. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for Ni-Cu-Co and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation, which could have an adverse effect on the demand for Ni-Cu-Co and the Resulting Issuer's future prospects.

In addition, diseases represent a threat to maintaining a skilled workforce in the mining industry in Botswana and could be a challenge to the Resulting Issuer's operations. The Resulting Issuer could lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Resulting Issuer's future cash flows, earnings, results of operations and financial condition.

There can be no assurance that the Resulting Issuer's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, the continued spread of COVID-19 could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Resulting Issuer's future prospects.

Risk Factors Relating to NAN

Whether or not the Transaction is completed, NAN will continue to face many of the risks that it currently faces with respect to its business and affairs.

Reliance on Financing to Maintain and Continue Operations

NAN's ability to continue will largely be reliant on its continued attractiveness to equity investors and its ability to obtain additional financing to maintain and grow operations. Should NAN require additional capital to continue its operations, failure to raise such capital could result in NAN going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to NAN.

From time to time, NAN may issue new shares, seek debt financing, dispose of assets, or enter into transactions to acquire assets or shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase NAN's debt levels above industry standards.

Dependent on Business and Technical Expertise of Management Team

NAN is dependent on the business and technical expertise of its management team. If it is unable to rely on this business and technical expertise, or if any of the expertise is inadequately performed, the business, financial condition and results of the operations of NAN could be materially adversely affected until such time as the expertise could be replaced.

Volatility of NAN Share Price

The price of NAN Shares may be affected by global macroeconomic developments and market perceptions of the attractiveness of particular industries and location of assets, which may increase the volatility of NAN Share prices. The price of NAN Shares will also be affected by NAN's financial conditions or results of operations as reflected in its liquidity position and earnings reports.

Other factors unrelated to NAN's operations and performance that may have an affect on the price of NAN Shares include: the lessening in trading volume and general market interest in NAN's securities may affect an investor's ability to trade significant numbers of shares; the size of NAN's public float may limit the ability of some institutions to invest in NAN's securities; and a substantial decline in the price of NAN Shares that persists for a significant period of time could cause NAN's securities to be delisted further reducing market liquidity.

As a result of any of these factors, the market price of NAN Shares at any given point in time may not accurately reflect NAN's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. NAN may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Risk Factors Relating to PNR and the Botswanan Assets

Acquisition of Botswanan Assets and Completion of Post-Closing Covenants

On January 31, 2022, PNR closed the acquisition of the Selebi Project. However, pursuant to the terms of the acquisition, PNR has to comply with certain milestone payments, which if not satisfied, will result in the Selebi Project reverting to the BCL Liquidator. There are approximately US$55 million in contingent post-closing milestone payments due to the BCL Liquidator in connection with the Selebi Project, with (A) US$25 million due upon the Selebi Mining Licence Renewal Date, and (B) another US$30 million due upon the earlier of the commissioning and start of production at the Selebi Project or four years from the Selebi Mining Licence Renewal Date. The failure of PNR or following the Closing, the Resulting Issuer, to comply with all the post-closing covenants and contingent milestone payments relating to Selebi Project (if and when those milestones are achieved), can materially adversely effect the business, operations and financial conditions of the Resulting Issuer and impact the market prices of the Resulting Issuer Shares. See Appendix "D" – "Information Concerning PNR" – "General Development of the Business – Significant Acquisitions and Dispositions".

In addition, PNR entered into a definitive agreement to purchase the Selkirk Project on January 20, 2022, with a 120-day closing period. On May 11, 2022, the parties agreed to extend the 120-day closing period by an additional 40 days, with the closing of the Selkirk Project acquisition anticipated to occur on or before June 30, 2022. On June 16, 2022, the parties agreed to further extend the closing period to July 15, 2022, which was further extended on July 13, 2022 to August 15, 2022. There is no certainty that PNR will successfully close the acquisition of the Selkirk Project prior to the Closing (if at all), and even if the acquisition is closed prior to the Closing, similar to the Selebi Project acquisition, the acquisition provides for the same post-closing covenants.

Following the Closing, the obligations relating to the acquisitions of Selebi Project and the Selkirk Project will become the obligations of the Resulting Issuer.

General Matters

Experts

Opinions

Dale Matheson Carr-Hilton LaBonte LLP audited the NAN Annual Financial Statements. Dale Matheson Carr-Hilton LaBonte LLP confirms its independence as determined by the Institute of Chartered Professional Accountants of British Columbia.

Ernst & Young LLP, Chartered Professional Accountants, the auditor of PNR, and is independent with respect to PNR within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

SLR Consulting (Canada) Ltd. was retained by PNR to prepare the Technical Report for the Selebi Project. SLR Consulting (Canada) Ltd. is a mining and exploration consulting firm based in Toronto, Ontario. The authors of the Technical Report, Valerie Wilson (M. Sc., P.Geo.), Technical Manager, Geology, Brenna J.Y. Scholey (P. Eng), Principal Metallurgist, and Sharon Meyer (M.Sc., Pr. Sci. Nat., EAPASA), Associate Environment Consultant of SLR Consulting (Canada) Ltd., are independent and qualified persons under NI 43-101.

SLR Consulting (Canada) Ltd. was also retained by NAN to prepare the Selebi Valuation Report. The valuators who prepared the Selebi Valuation Report are Pierre Landry, P. Geo., and Paul Chamois, P. Geo. The Selebi Valuation Report was reviewed by William E., Roscoe, P. Eng., and Deborah McCombe, P. Geo.

INFOR Financial Inc. was retained by the NAN Special Committee to provide the NAN Fairness Opinion in respect of the Transaction. Evans & Evans, Inc. was retained by the PNR Special Committee to provide the PNR Fairness Opinion in respect of the Transaction.

Interest of Experts

To NAN's and PNR's knowledge, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement, holds more than one percent (1%) beneficial interest, direct or indirect, in any securities or property of NAN, PNR or the Resulting Issuer or an Associate or Affiliate of the foregoing and no such person is expected to be elected, appointed or employed as a director, officer or employee of the Resulting Issuer or of any Associate or Affiliate of the Resulting Issuer.

Other Material Facts

There are no other material facts about NAN, PNR, the Resulting Issuer or the Transaction that have not been disclosed in this Filing Statement.

Board Approval

The contents and sending of this Filing Statement have been approved by the NAN Board. Where information contained in this Filing Statement rests particularly within the knowledge of a person or company other than NAN or PNR, NAN and PNR, respectively, have relied upon information furnished by such person or company.

Glossary

The following terms used in this Filing Statement have the following meanings. This is not an exhaustive list of defined terms used in this Filing Statement.

“AEGIS” means AEGIS Instruments (Pty) Limited.

“Affiliate” means a company that is affiliated with another company as described below.

A company is an “Affiliate” of another company if:

(a)	one of them is the subsidiary of the other; or

(b)	each of them is controlled by the same Person.

A company is “controlled” by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that Person; or

(b)	an Affiliate of that Person or an Affiliate of any company controlled by that Person.

“Agency Agreement” means the underwriting agreement dated April 28, 2022 among NAN, PNR and the Agents concerning the NAN Financing.

“Agents” has the meaning ascribed to such term in “The NAN Financing”.

“Agents’ Fee” means a cash commission equal to 7.0% of the gross proceeds of the NAN Financing.

“Agents’ Option” has the meaning ascribed to such term in “The NAN Financing”.

“Amalco” means the corporation formed upon the Amalgamation of NAN Subco and PNR.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalgamation” means the amalgamation of NAN Subco and PNR pursuant to the terms of the Amalgamation Agreement.

“Amalgamation Agreement” means the amalgamation agreement dated April 25, 2022 among NAN, NAN Subco and PNR, together with the schedules attached thereto, as may be amended from time to time, a copy of which is available on SEDAR (www.sedar.com) under NAN’s issuer profile.

“Applicable Securities Laws” means the Securities Act and the regulations thereunder and all other applicable Canadian Securities Laws.

“Approved Bank” means a Schedule I Canadian chartered bank.

“Associate” when used to indicate a relationship with a Person, means:

(a)	an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than ten percent (10%) of the voting rights attached to outstanding securities of the issuer;

(b)	any partner of the Person;

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity;

(d)	in the case of a Person, who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or his spouse who has the same residence as that Person;

but

(e)	where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationships in the application of Rule D. 1.00 of the Exchange rule book and policies with respect to that member firm, member corporation or holding company.

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of law.

“Bamangwato” means Bamangwato Concessions Limited.

“BBL” means Bookbinder Business Law.

“BCBCA” means the Business Corporations Act (British Columbia) and all regulations thereunder, as amended from time to time.

“BCL” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“BCL Liquidator” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“BCSC” means the British Columbia Securities Commission.

“BHEM” means borehole electro-magnetic.

“Board Reconstitution” means the increase in the size of the board of directors of the Resulting Issuer to six (6) members and the appointment to the Resulting Issuer Board, effective as of the Effective Time, of (i) Mr. Charles Riopel, (ii) Mr. Sheldon Inwentash, (iii) Mr. John Hick, (iv) Mr. Sean Whiteford, (v) Mr. Keith Morrison, and (vi) Mr. John Chisholm, and immediately thereafter, the appointment of Mr. William O’Reilly to the Resulting Issuer Board, increasing the Resulting Issuer Board to seven (7).

“Botswanan Assets” means, collectively, the assets located in Botswana in which PNR holds an interest or option or agreement to acquire an interest, including, for greater certainty (i) the Selebi Project, and (ii) the Selkirk Project.

“Botswanan Assets Financial Statements” means the Statement of Assets Acquired and Liabilities Assumed for the acquisition of the Selebi Project and the Selkirk Project as at January 31, 2022, which is included as Appendix “H” – “Financial Statements of PNR and the Botswanan Assets” hereto.

“Botswana Mines Act” means the Botswana Mines and Minerals Act (1999).

“BTC” means the Botswana Telecommunications Corporation.

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

“Canadian Securities Laws” means applicable Canadian provincial and territorial Securities Laws.

“Certificate of Amalgamation” means the certificate issued by the Director pursuant to Section 178(4) of the OBCA to evidence the Amalgamation.

“Certificate of Continuance” means the certificate of Continuance to be issued by the Director with respect to the Continuance of NAN from the BCBCA to the OBCA.

“Change of Control” includes situations where after giving effect to the contemplated Transaction and as a result of such Transaction:

(a)	any one Person holds a sufficient number of the voting shares of the Resulting Issuer to affect materially the control of the Resulting Issuer, or

(b)	any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of the voting shares of the Resulting Issuer to affect materially the control of the Resulting Issuer where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially the control of the Resulting Issuer. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Resulting Issuer is deemed to materially affect the control of the Resulting Issuer.

“CIM Definition Standards” means CIM Definition Standards for mineral resources and mineral reserves.

“Circular” means the management information circular of NAN dated May 16, 2022 in respect of the annual and special meeting of NAN Shareholders held on June 23, 2022.

“Closing” means the closing of the Transaction.

“Confidential Information” has the meaning ascribed to such term under “The Amalgamation Agreement – Mutual Covenants”.

“Consolidation” means the consolidation of NAN Shares on a 5:1 basis prior to the Effective Time, in accordance with the Amalgamation Agreement.

“Contingent Compensation Agreement” has the meaning ascribed to such term in Appendix “D” – “Information Concerning PNR – Selebi Project – Royalties and Other Encumbrances”.

“Continuance” means the continuance of the Resulting Issuer from the BCBCA to the OBCA.

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“CRM” means certified reference materials.

“Defaulting Party” has the meaning ascribed to such term under “Amalgamation Agreement – Termination of the Amalgamation Agreement”.

“Dissenting PNR Shareholder” means a PNR Shareholder who, in connection with the special resolution of the PNR Shareholders approving the Amalgamation, has validly exercised the right to dissent pursuant to section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of his, her or its PNR Shares, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of PNR Shares in respect of which Dissent Rights are validly exercised by such holder.

“Dissent Rights” means the right to dissent provided by Section 185 of the OBCA.

“Effective Date” means the date of the Amalgamation, as set out on the Certificate of Amalgamation issued to Amalco.

“Effective Time” means the time on the Effective Date that the Amalgamation becomes effective.

“Escrow Release Conditions” has the meaning ascribed to such term in “The NAN Financing - Subscription Receipt Agreement”.

“Escrow Release Deadline” means 5:00 p.m. (Toronto time) on August 26, 2022, or on such later date as NAN, PNR and Paradigm may mutually agree upon in writing.

“Escrow Release Notice” means a written notice, in substantially the form set out in Schedule “B” to the Subscription Receipt Agreement, executed by NAN and acknowledged by Paradigm, as lead agent, on behalf of the Agents, confirming that the Escrow Release Conditions have been satisfied or, to the extent applicable, waived.

“Escrow Release Time” has the meaning ascribed to such term in the Subscription Receipt Agreement.

“Escrowed Funds” has the meaning ascribed to such term in “The NAN Financing – Subscription Receipt Agreement”.

“Escrowed Proceeds” has the meaning ascribed to such term in “The NAN Financing – Subscription Receipt Agreement”.

“Exchange” or “TSXV” means the TSX Venture Exchange.

“Exchange Approval” means the necessary approvals of the Exchange for the Transaction.

“Exchange Bulletin” means the bulletin issued by the Exchange following Closing and the submission of all final documents which evidences the final Exchange acceptance of the Transaction.

“Exchange Form 3D2” means Exchange Form 3D2 – Information Required in a Filing Statement for a Reverse Takeover or Change of Business.

“Exchange Policy 2.2” means Exchange Policy 2.2 – Sponsorship and Sponsorship Requirements.

“Exchange Policy 4.4” means Exchange Policy 4.4 – Incentive Stock Options.

“Exchange Policy 5.2” means Exchange Policy 5.2 – Changes of Business and Reverse Takeovers.

“Exchange Policy 5.4” means Exchange Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions.

“Exchange Ratio” means 5.27 on a pre-Consolidation basis (or 1.054 on a post-Consolidation basis).

“Filing Statement” means this filing statement in Form 3D2 – Information Contained in a Filing Statement for a Reverse Takeover or a Change of Business of the TSXV.

“Forward-Looking Information” has the meaning ascribed to such term in Canadian Securities Laws.

“Geotech” means Geotech Airborne Limited.

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

“Independent Directors” means those directors of the NAN Board and PNR Board who are independent for the purposes of the Transaction, being all of the directors of the respective boards, other than Keith Morrison and Charles Riopel.

“INFOR” means INFOR Financial Inc.

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(b)	a director or senior officer of a company that is an insider or subsidiary of the issuer;

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than ten percent (10%) of the voting rights attached to all outstanding voting shares of the issuer; or

(d)	the issuer itself if it holds any of its own securities.

“Interlocked Insiders” means certain directors and officers of NAN who are also directors and officers of PNR, including Charles Riopel (Non-Executive Chairman of NAN and Chairman of PNR), Keith Morrison (Chief Executive Officer and Director of both NAN and PNR) and Sarah Zhu (Chief Financial Officer of both NAN and PNR).

“Investor Relations Employee” has the meaning ascribed thereto in the Resulting Issuer Option Plan a copy of which is attached as Appendix “B” – “Resulting Issuer Option Plan” to this Filing Statement.

“Issue Price” has the meaning ascribed to such term in “The NAN Financing - Subscription Receipt Agreement”.

“Laws” means any laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by- laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal relating to the exchange of pre-Consolidation NAN Shares for post-Consolidation NAN Shares.

“Market Value” of a Resulting Issuer Share means the closing market price of the Resulting Issuer Shares on the Exchange on the applicable date.

“Material Adverse Change” has the meaning ascribed thereto in the Amalgamation Agreement.

“Material Adverse Effect” has the meaning ascribed thereto in the Amalgamation Agreement.

“MD&A” means management’s discussion and analysis.

“Meeting” means the special meeting of the shareholders of NAN held on June 23, 2022 to consider, among other things, the Continuance, Name Change, Board Reconstitution and the Resulting Issuer Option Plan.

“MOU” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Name Change” means the proposed change of NAN’s name from “North American Nickel Inc.” to “Premium Nickel Resources Ltd.”, or such other name as may be proposed by PNR and acceptable to the Exchange.

“NAN” or the “Corporation” means North American Nickel Inc., a corporation existing under the BCBCA.

“NAN 2020 Annual Financial Statements” means the audited financial statements of NAN for the years ended December 31, 2020 and 2019 together with the notes thereto, presented in Canadian dollars, including the notes thereto and the report of NAN’s auditors thereon, which are included as Appendix “F” – “Financial Statements of NAN” hereto.

“NAN 2020 Annual MD&A” means the MD&A of NAN for the year ended December 31, 2020 which is included as Appendix “G” – “Management’s Discussion and Analysis of NAN” hereto.

“NAN 2021 Annual Financial Statements” means the audited financial statements of NAN for the years ended December 31, 2021 and 2020 together with the notes thereto, presented in Canadian dollars, including the notes thereto and the report of NAN’s auditors thereon, which are included as Appendix “F” – “Financial Statements of NAN” hereto.

“NAN 2021 Annual MD&A” means the MD&A of NAN for the year ended December 31, 2021 which is included as Appendix “G” – “Management’s Discussion and Analysis of NAN” hereto.

“NAN Annual Financial Statements” means, together, the NAN 2021 Annual Financial Statements and NAN 2020 Annual Financial Statements.

“NAN Board” means the Board of Directors of NAN prior to Closing.

“NAN Financing” means the brokered private placement by NAN of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt for aggregate gross proceeds of $10,136,640.

“NAN Fundamental Representations” means the representations and warrants contained in subsections (a)-(d), (o) and (p) of Section 7.1 of the Amalgamation Agreement.

“NAN Interim Financial Statements” means the unaudited interim financial statements of NAN for the three month period ended March 31, 2022 together with the notes thereto, presented in Canadian dollars, which are included as Appendix “F” – “Financial Statements of NAN” hereto.

“NAN Interim MD&A” means the MD&A of NAN for the three month period ended March 31, 2022 which is included as Appendix “G” – “Management’s Discussion and Analysis of NAN” hereto.

“NAN Options” means all options to purchase NAN Shares granted under the NAN Option Plan, which are outstanding immediately prior to the Effective Time.

“NAN Preferred Shares” means the preferred shares in the capital of NAN.

“NAN Shareholders” means the registered and/or beneficial holders of NAN Shares, as the context requires.

“NAN Shares” means the common shares in the capital of NAN.

“NAN Special Committee” the special committee of independent members of the NAN Board formed in relation to the Transaction and Amalgamation Agreement.

“NAN Subco” means 1000178269 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of NAN.

“NAN Subco Shares” means the common shares in the capital of NAN Subco.

“NAN Support Agreements” means, collectively, the voting support agreements dated as of the date hereof and made between PNR and each NAN Supporting Shareholder, setting forth the terms and conditions upon which the NAN Supporting Shareholders have agreed to support the Amalgamation and vote their NAN Shares in favour of the transactions contemplated by this Agreement, and “NAN Support Agreement” means any one of them.

“NAN Warrants” means all warrants to purchase NAN Shares outstanding immediately prior to the Effective Time.

“NEO” means a named executive officer, which includes:

(a)	the chief executive officer (the “CEO”);

(b)	the chief financial officer (the “CFO”);

(c)	each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the relevant period in question whose total compensation was, individually, more than CDN $150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that period.

“New By-laws” has the meaning ascribed to such term in the Amalgamation Agreement.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“Non-Defaulting Party” shall have the meaning ascribed to such term in “Amalgamation Agreement – Termination of the Amalgamation Agreement”.

“NSR” means net smelter return.

“OBCA” means the Business Corporations Act (Ontario) and all regulations thereunder, as amended from time to time.

“OTCQB” means the over-the counter market exchange where the common shares of NAN are listed under the symbol “WSCRF”.

“Ontario Director” has the meaning ascribed to such term in “The Transaction – The Continuance”.

“Original Mining Licence” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Paradigm” means Paradigm Capital Inc.

“Parties” means NAN, NAN Subco and PNR, and “Party” means any one of them, as applicable.

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

“PNR” means Premium Nickel Resources Corporation, a corporation existing under the OBCA.

“PNR 2020 Annual Financial Statements” means the audited annual financial statements of PNR for the years ended December 31, 2020 and 2019, together with the notes thereto, presented in Canadian dollars, which are included as Appendix “H” – “Financial Statements of PNR and the Botswanan Assets” hereto.

“PNR 2020 Annual MD&A” means the MD&A of PNR for the year ended December 31, 2020 which is included as Appendix “I” – “Management’s Discussion and Analysis of PNR” hereto.

“PNR 2021 Annual Financial Statements” means the audited annual financial statements of PNR for the years ended December 31, 2021 and 2020, together with the notes thereto, presented in Canadian dollars, which are included as Appendix “H” – “Financial Statements of PNR and the Botswanan Assets” hereto.

“PNR 2021 Annual MD&A” means the MD&A of PNR for the year ended December 31, 2021 which is included as Appendix “I” – “Management’s Discussion and Analysis of PNR” hereto.

“PNR Annual Financial Statements” means, together, the PNR 2021 Annual Financial Statements and PNR 2020 Annual Financial Statements.

“PNR Board” means the board of directors of PNR.

“PNR Business” means, collectively, PNR, its assets and related business and operations, including, for greater certainty, its interest in the Botswanan Assets.

“PNR Fundamental Representations” means the representations and warranties contained in subsections 7.2(a)-(d), (n) and (o) of Section 7.2 of the Amalgamation Agreement.

“PNR Interim Financial Statements” means the unaudited interim financial statements of PNR for the three month period ended March 31, 2022 together with the notes thereto, presented in Canadian dollars, which are included as Appendix “H” – “Financial Statements of PNR and the Botswanan Assets” hereto.

“PNR Interim MD&A” means the MD&A of PNR for the three month period ended March 31, 2022 which is included as Appendix “I” – “Management’s Discussion and Analysis of PNR” hereto.

“PNR Optionholder” means a holder of any PNR Option.

“PNR Options” means all options to purchase PNR Shares outstanding immediately prior to the Effective Time

“PNR Selebi” has the meaning ascribed to such term in Appendix D –“Information Concerning PNR – General Development of the Business”.

“PNR Selkirk” means Premium Nickel Group Proprietary Limited, a wholly-owned subsidiary of PNR.

“PNR Shareholders” means, at any time, the holders of shares in the capital of PNR.

“PNR Special Committee” the special committee of independent members of the PNR Board formed in relation to the Transaction and Amalgamation Agreement.

“PNR Support Agreements” means, collectively, the voting support agreements dated as of the date hereof and made between NAN and each PNR Supporting Shareholder, setting forth the terms and conditions upon which the PNR Supporting Shareholders have agreed to support the Amalgamation and vote their PNR Shares in favour of the transactions contemplated by this Agreement, and “PNR Support Agreement” means any one of them;

“Price” has the meaning ascribed thereto in the Resulting Issuer Option Plan.

“Project Team” means, together, NAN and PNR.

“Promoter” has the meaning ascribed thereto in the Securities Act.

“Proxy” means the form of proxy accompanying this Filing Statement.

“QA/QC” means quality assurance-quality control protocol.

“QPs” means Qualified Persons for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Quantec” means Quantec Geoscience Limited of Canada.

“Registered NAN Shareholders” means shareholders of NAN whose names appear on the records of NAN as the registered holders of NAN Shares.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Related Party Transaction has the meaning ascribed to such term in the Exchange Form 3D2.

“Resulting Issuer” means NAN, as it will exist immediately following Closing, to be named “Premium Nickel Resources Ltd.”

“Resulting Issuer Board” means the board of directors of the Resulting Issuer, as it will exist immediately following Closing.

“Resulting Issuer Broker Warrants” means the Broker Warrants following the completion of the Transaction (including, for the avoidance of doubt, the Consolidation).

“Resulting Issuer Option Plan” means, the amended stock option plan approved at the Meeting, a copy of which is attached as Appendix “B” – “Resulting Issuer Option Plan” to this Filing Statement.

“Resulting Issuer Options” means options to purchase Resulting Issuer Shares governed under the Resulting Issuer Option Plan.

“Resulting Issuer Pro Forma Financial Statements” means the (i) unaudited pro forma statement of financial position as at March 31, 2022 reflecting the combined assets of PNR and NAN (which shall for greater certainty include the Selebi Project), together with the notes thereto, and (ii) unaudited statements of loss for the three months ended March 31, 2022 and for the year ended December 31, 2021 reflecting the acquisition of the Selebi Project, together with the notes thereto, which are appended as Appendix “J” – “Unaudited Pro Forma Financial Statements of the Resulting Issuer” hereto. The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) changes in the business associated with growth projects and asset sales.

“Resulting Issuer Replacement Options” means the Resulting Issuer Options issued in exchange the PNR Options outstanding immediately prior to the Effective Time.

“Resulting Issuer Replacement Option In-The-Money Amount” means, in respect of any Resulting Issuer Replacement Option, the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Resulting Issuer Shares that a holder is entitled to acquire on exercise of the Resulting Issuer Replacement Option from and after the Effective Time exceeds the amount payable under the Resulting Issuer Replacement Option to acquire such shares.

“Resulting Issuer Shareholders” means holders of Resulting Issuer Shares.

“Resulting Issuer Shares” means the NAN Shares following the Closing.

“Resulting Issuer Preferred Shares” means the NAN Preferred Shares following the Closing.

“Reverse Takeover” has the meaning given to such term in Exchange Policy 5.2.

“Royalty Agreement” means the royalty agreement signed by PNR Selebi granting the BCL Liquidator the Selebi Royalty.

“RTO Letter of Intent” means the non-binding letter of intent dated February 16, 2022, as amended on April 1, 2022 and on April 14, 2022, between PNR and NAN outlining the terms of the Transaction.

“SEC’ means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Contribution” has the meaning given to such term in “Summary – The Transaction”.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all other applicable Securities Laws and applicable stock exchange rules and listing standards of the stock exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval website.

“Selebi APA” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Acquisition” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Closing Amount” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Contingent Payments” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Mines” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Mining Licence” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Mining Licence Renewal Date” has the meaning ascribed to such term in “Summary – Botswanan Assets”.

“Selebi-Phikwe Project” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selebi Project” means the Selebi and Selebi North Ni-Cu-Co mines including related infrastructure located in Botswana.

“Selebi Royalty” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – Selebi Project – Royalties and Other Encumbrances”.

“Selebi Valuation Report” has the meaning ascribed to such term in “Summary – Botswanan Assets”.

“Selkirk Acquisition” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Selkirk Project” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Service provider” has the meaning ascribed thereto in the Resulting Issuer Option Plan.

“SLR” means SLR Consulting (Canada) Ltd.

“Subscription Receipt Agent” means Computershare Trust Company of Canada, and includes its successors and assigns appointed pursuant to the Subscription Receipt Agreement.

“Subscription Receipt Agreement” means the subscription receipt agreement dated April 28, 2022 among NAN, Paradigm, as lead agent on behalf of the Agents, and the Subscription Receipt Agent relating to the Subscription Receipts.

“Subscription Receipts” means the subscription receipts of NAN issued on April 28, 2022 pursuant to the Subscription Receipt Agreement, each representing a right to receive, upon satisfaction of the Escrow Release Conditions prior a Termination Event, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Shares).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as may be amended from time to time.

“Taxes” means all federal, state, local, provincial, branch or other taxes, including, without limitation, income, gross receipts, windfall profits, value added, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

“Technical Report” means the technical report titled “Technical Report on the Selebi Mines, Central District, Republic of Botswana” dated June 16, 2022, with an effective date of March 1, 2022, prepared by Valerie Wilson, M. Sc., P. Geo., Brenna J.Y. Scholey, P. Eng., Sharon Meyer, M.Sc., Pr.Sci.Nat. EAPASA, of SLR Consulting (Canada) Ltd.

“Termination Event” has the meaning ascribed to such term in “The NAN Financing”.

“Termination Time” has the meaning ascribed to such term in the Subscription Receipt Agreement.

“Ticker Symbol Change” has the meaning ascribed to such term in “Summary – The Transaction”.

“Title Opinion” means the title opinion produced by BBL dated May 2, 2022 entitled “Title Opinion: Premium Nickel Resources Proprietary Limited”

“TMNC” means Tati Nickel Mining Company.

“TNMC Liquidator” has the meaning ascribed to such term in Appendix “D” –“Information Concerning PNR – General Development of the Business”.

“Transaction” means the transactions described in the Amalgamation Agreement, pursuant to which, among other things, the Reverse Takeover will be implemented by way of an amalgamation between PNR and NAN Subco.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means all applicable securities legislation in the U.S., including without limitation, the U.S. Securities Act and the U.S. Exchange Act, as amended, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the U.S.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“UTM” means a Universal Transverse Mercator.

“Waiver and Suspension Agreement” has the meaning ascribed to such term in “The Transaction”.

Appendix “A”
Amalgamation Agreement

See attached.

A-1

Execution Version

Amalgamation Agreement

BETWEEN

NORTH AMERICAN NICKEL INC.

- AND -

1000178269 ONTARIO INC.

- AND –

PREMIUM NICKEL RESOURCES CORPORATION

APRIL 25, 2022

Article 1 Interpretation and Construction	2
1.1 Defined Terms	2
1.2 Construction	9
1.3 Date for Any Action	10
1.4 Appendices	10
Article 2 THE AMALGAMATION	11
2.1 Agreement to Amalgamate	11
2.2 Effect of Amalgamation	11
2.3 Exchange of Securities Pursuant to Amalgamation	12
2.4 U.S. Securities Laws Matters	13
2.5 Fractional Securities	14
2.6 Capital Additions	14
2.7 Acknowledgement of Escrow and Resale Restrictions	15
2.8 Treatment of Restricted Securities under the 1933 Act	15
2.9 Dissenting PNR Shareholders	15
2.10 Waiver of Dissent Rights by NAN	15
2.11 Certificates	15
2.12 Initial Amalco Corporate Matters	16
Article 3 Conditions Precedent to the Amalgamation	17
3.1 Mutual Conditions Precedent	17
3.2 Additional Conditions Precedent to the Obligations of NAN and NAN Subco	18
3.3 Additional Conditions Precedent to the Obligations of PNR	19
Article 4 CLOSING	20
4.1 Time and Place of Closing	20
4.2 Closing Deliveries of NAN and NAN Subco	21
4.3 Closing Deliveries of PNR	23
Article 5 TERMINATION	24
5.1 Right to Terminate	24
5.2 Effect of Termination	25
Article 6 Conduct Prior to Closing	25
6.1 Conduct of Business	25
6.2 Non-Solicitation	26
6.3 Access to Information; Use and Confidentiality	27
6.4 Public Disclosure	27
6.5 NAN Undertaking to Vote	27
Article 7 Representations and Warranties	28
7.1 Representations and Warranties of NAN and NAN Subco	28
7.2 Representations and Warranties of PNR	35

-i-

Article 8 ADDITIONAL AGREEMENTS	39
8.1 Superior Proposals	39
8.2 Non-Completion Fee	41
Article 9 General	42
9.1 Expenses	42
9.2 Notices	42
9.3 Entire Agreement and Further Assurances	43
9.4 Amendments and Waivers	43
9.5 Severability	43
9.6 Assignment and Enurement	43
9.7 Governing Law	44
9.8 Time of the Essence	44
9.9 Execution and Delivery	44

APPENDIX "A" FORM OF NAN SUPPORT AGREEMENT	A-1

APPENDIX "B" FORM OF PNR SUPPORT AGREEMENT	B-1

APPENDIX "C" DESCRIPTION OF SHARE CAPITAL	C-1

-ii-

AMALGAMATION AGREEMENT

THIS AGREEMENT is made effective as of April 25, 2022.

AMONG:

NORTH AMERICAN NICKEL INC., a company existing under the laws of the Province of British Columbia

("NAN")

- and -

1000178269 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

("NAN Subco")

- and -

PREMIUM NICKEL RESOURCES CORPORATION, a corporation existing under the laws of the Province of Ontario

("PNR")

WHEREAS:

A.	NAN is a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Ontario whose shares are listed on the Exchange (as defined herein);

B.	NAN Subco is a wholly-owned subsidiary of NAN;

C.	PNR is a privately held company in the business of mineral exploration and development;

D.	NAN Subco and PNR wish to combine their respective businesses by way of a triangular amalgamation, pursuant to which: (i) NAN Subco will amalgamate with PNR under Section 174 of the OBCA (as defined herein) to form Amalco (as defined herein), (ii) the security holders of PNR will receive securities of the Resulting Issuer (as defined herein) in exchange for their securities of PNR, and (iii) the transactions will result in a "reverse take-over" of NAN in accordance with the policies of the Exchange, all in the manner contemplated by and pursuant to the terms and conditions of this Agreement.

THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties (as defined herein) hereby agree as follows:

Article 1
Interpretation and Construction

1.1	Defined Terms

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following words and terms shall have the indicated meanings, and grammatical variations of such words and terms shall have corresponding meanings:

(a)	"15% Warrant" means the PNR Share purchase warrant dated February 26, 2020, beneficially owned by NAN that entitles it to acquire up to an undiluted 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025;

(b)	"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

(c)	"1940 Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder;

(d)	"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any proposal or offer, whether or not in writing (including any take-over bid initiated by advertisement or circular), or any public announcement, inquiry or request for negotiations, in each case, with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination involving any purchase by a single person (other than PNR or any of its subsidiaries) or combination of persons (other than PNR or any of its subsidiaries) of NAN Shares that, if consummated, would result in any person (other than PNR or any of its subsidiaries) beneficially owning more than 20% of the voting rights attached to the NAN Shares, or any liquidation or winding up of NAN; (ii) any acquisition by any person (other than PNR or any of its subsidiaries) of any assets of NAN, where such assets represent more than 20% of the fair market value ascribed to NAN or contribute more than 20% of the revenues of NAN (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any person (other than PNR or any of its subsidiaries) of beneficial ownership of 20% or more of the NAN Shares or other securities of NAN then outstanding; or (iv) any similar business combination of or involving NAN that, if consummated, would result in any person (other than PNR or any of its subsidiaries) beneficially owning more than 20% of the voting rights attached to the NAN Shares;

(e)	"Agreement" means this amalgamation agreement, together with the appendices attached hereto, as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof;

(f)	"Amalco" means the corporation resulting from the Amalgamation;

(g)	"Amalco Shares" means the common shares in the capital of Amalco;

(h)	"Amalgamating Companies" means NAN Subco and PNR;

(i)	"Amalgamation" means the amalgamation of the Amalgamating Companies pursuant to Section 174 of the OBCA on the terms and conditions set forth in this Agreement;

(j)	"Applicable Securities Laws" means the Securities Act and the regulations thereunder and all other applicable Canadian securities laws;

(k)	"Articles of Amalgamation" means the articles of amalgamation, in a form to be agreed to between the Parties, acting reasonably, required to be filed with the Director pursuant to Section 178(1) of the OBCA in respect of the Amalgamation;

(l)	"BCBCA" means the Business Corporations Act (British Columbia);

(m)	"Board Reconstitution" means the reconstitution of the board of the Resulting Issuer to consist of the following individuals as of the Effective Time: (i) Charles Riopel; (ii) Sheldon Inwentash; (iii) John Hick; (iv) Sean Whiteford; (v) Keith Morrison; and (vi) John Chisholm, and any such additional individual or individuals, if any, as NAN and PNR may agree to, subject to applicable requirements of the BCBCA and the constating documents of the Resulting Issuer;

(n)	"Botswanan Assets" means, collectively, the assets located in Botswana in which PNR holds an interest or option or agreement to acquire an interest, including, for greater certainty (i) the Selebi Project, and (ii) the Selkirk Mine;

(o)	"Business Day" means any day other than a Saturday, Sunday or statutory holiday in each of the Provinces of British Columbia or Ontario;

(p)	"Certificate of Amalgamation" means the certificate issued by the Director pursuant to Section 178(4) of the OBCA to evidence the Amalgamation;

(q)	"Closing" has the meaning set out in Section 2.1;

(r)	"Confidential Information" has the meaning set out in Section 6.3;

(s)	"Confidentiality Agreement" means the confidentiality agreement dated February 23, 2022, between NAN and PNR;

(t)	"Consolidation" means the consolidation of the issued and outstanding NAN Shares or Resulting Issuer Shares, as the case may be, which may be effected prior to or following the Effective Time, on such consolidation ratio as may be agreed between NAN and PNR, each acting reasonably;

(u)	"Contribution" means the Share Contribution and the Warrant Contribution;

(v)	"Directed Selling Efforts" has the meaning ascribed thereto in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Agreement, includes, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the NAN securities or the Resulting Issuer securities to be issued in connection with the transactions contemplated by this Agreement and the NAN Financing, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such NAN securities or such Resulting Issuer securities;

(w)	"Director" means the Director appointed under Section 278 of the OBCA;

(x)	"Dissent Rights" means the right to dissent provided by Section 185 of the OBCA;

(y)	"Dissenting PNR Shareholder" means a PNR Shareholder who, in connection with the special resolution of the PNR Shareholders approving the Amalgamation, has validly exercised the right to dissent pursuant to section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of his, her or its PNR Shares, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of PNR Shares in respect of which Dissent Rights are validly exercised by such holder;

(z)	"DOM Letter" has the meaning set out in Section 7.2(aa);

(aa)	"Effective Date" means the effective date of the Amalgamation as set out on the Certificate of Amalgamation issued to Amalco;

(bb)	"Effective Time" means the time on the Effective Date that the Amalgamation becomes effective, which the Parties agree shall be 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be determined by the Parties and confirmed by them in writing;

(cc)	"Environmental Laws" has the meaning set out in Section 7.1(nn);

(dd)	"Environmental Permits" has the meaning set out in Section 7.1(oo);

(ee)	"Exchange" means the TSX Venture Exchange;

(ff)	"Exchange Ratio" means 5.27, subject to adjustments necessary to restore the original intention of the Parties in the event the Consolidation is effective prior to the Effective Time;

(gg)	"Filing Statement" means, as applicable, either the information circular or filing statement of NAN to be prepared in connection with the Amalgamation in accordance with Exchange Form 3D1 (Information Required in an Information Circular for a Reverse Take-Over or Change of Business) or Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business), as applicable;

(hh)	"Foreign Issuer" has the meaning ascribed thereto in Rule 902(e) of Regulation S;

(ii)	"General Solicitation or General Advertising" means "general solicitation or general advertising" (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(jj)	"Hazardous Substance" has the meaning set out in Section 7.1(nn);

(kk)	"Material Adverse Change" means, in respect of any Party, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of any Party, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or capital of that Party or that would reasonably be expected to have a significant adverse effect on the market price or value of a security of that Party, including adverse changes of material fact, or any other event or development that could reasonably have a significant adverse impact on that Party's affairs, operations or financial results; provided, however, that "Material Adverse Change" and "Material Adverse Effect" shall not include any change, event, occurrence or effect, directly or indirectly, arising out of or attributable to:

(i)	any change, event, or occurrence generally affecting the nickel mining industry as a whole;

(ii)	any change or development in currency exchange, interest or inflation rates or in general economic, political or market conditions or in financial, securities or capital markets in Canada;

(iii)	any change (on a current or forward basis) in the price of nickel;

(iv)	any hurricane, flood, tornado, earthquake, forest fire, or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(v)	any epidemic, pandemic or general outbreak of sickness;

(vi)	the announcement, execution or implementation of this Agreement or the transactions contemplated hereby (provided that this clause 1.1(kk)(vi) shall not apply to any representation or warranty in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby);

(vii)	any action taken (or omitted to be taken) by a Party which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the other Party in writing;

provided, however, that if any change, event, occurrence, or effect referred to in clauses (i) through to and including (v) above has a disproportionate effect on the affected Party relative to other comparable companies and entities operating in the industry in which the Party operates, such effect may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred;

(ll)	"material fact" has the meaning ascribed thereto in the Securities Act;

(mm)	"Name Change" means the proposed change of NAN's name from "North American Nickel Inc." to "Premium Nickel Resources Ltd.", or such other name as may be requested by PNR, acting reasonably, and acceptable to the Exchange;

(nn)	"NAN" means North American Nickel Inc., a corporation incorporated under the laws of the Province of British Columbia;

(oo)	"NAN Board" means the board of directors of NAN;

(pp)	"NAN Financial Statements" means the audited annual financial statements of NAN for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto and the report of NAN's auditors thereon;

(qq)	"NAN Financing" means the private placement of subscription receipts of NAN in accordance with the terms in the engagement letter between NAN and Paradigm Capital Inc. dated April 4, 2022, as amended effective April 8, 2022;

(rr)	"NAN Fundamental Representations" has the meaning set out in Section 7.1;

(ss)	"NAN Options" means all options to purchase NAN Shares outstanding immediately prior to the Effective Time and detailed in Appendix "C" hereto;

(tt)	"NAN Shareholder Meeting" means the annual and special meeting of NAN Shareholders, including any adjournment or postponement thereof, to be held prior to the Effective Date in order to approve, among other things, the Name Change, the Board Reconstitution, and to the extent required by the Exchange and/or Applicable Securities Laws, the Resulting Issuer Replacement Option Plan, and, if applicable, the Consolidation;

(uu)	"NAN Shareholders" means the holders of the NAN Shares;

(vv)	"NAN Shares" means the common shares in the capital of NAN;

(ww)	"NAN Subco" means 1000178269 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of NAN;

(xx)	"NAN Subco Shares" means the common shares in the capital of NAN Subco;

(yy)	"NAN Support Agreements" means, collectively, the voting support agreements dated as of the date hereof and made between PNR and each NAN Supporting Shareholder, in the form attached hereto as Appendix "A", setting forth the terms and conditions upon which the NAN Supporting Shareholders have agreed to support the Amalgamation and vote their NAN Shares in favour of the transactions contemplated by this Agreement, and "NAN Support Agreement" means any one of them;

(zz)	"NAN Supporting Shareholders" means, collectively, the directors and officers of NAN and certain other NAN Shareholders (including Sentient Executive GP IV, Limited and Contemporary Amperex Technology Co., Limited) who have entered into a NAN Support Agreement, and "NAN Supporting Shareholder" means any one of them;

(aaa)	"NAN Warrants" means all warrants to purchase NAN Shares outstanding immediately prior to the Effective Time and detailed in Appendix "C" hereto;

(bbb)	"Non-Completion Fee" has the meaning set out in Section 8.2;

(ccc)	"Non-Completion Payment Event" has the meaning set out in Section 8.2;

(ddd)	"OBCA" means the Business Corporations Act (Ontario);

(eee)	"Outside Date" means August 27, 2022;

(fff)	"Parties" means NAN, NAN Subco and PNR collectively, and "Party" means any one of them;

(ggg)	"PNR" means Premium Nickel Resources Corporation, a corporation incorporated under the laws of the Province of Ontario;

(hhh)	"PNR Board" means the board of directors of PNR;

(iii)	"PNR Business" means, collectively, PNR, its assets and related business and operations, including, for greater certainty, its interest in the Botswanan Assets;

(jjj)	"PNR Fundamental Representations" has the meaning set out in Section 7.2;

(kkk)	"PNR Option In-The-Money Amount" means, in respect of any PNR Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the PNR Shares that a holder is entitled to acquire on exercise of such PNR Option exceeds the amount payable under the PNR Option to acquire such shares;

(lll)	"PNR Optionholder" means a holder of any PNR Option;

(mmm)	"PNR Options" means all options to purchase PNR Shares outstanding immediately prior to the Effective Time and detailed in Appendix "C" hereto;

(nnn)	"PNR Shareholder Meeting" means the annual and special meeting or special meeting of PNR Shareholders, including any adjournment or postponement thereof, to be held prior to the Effective Date in order to approve, among other things, the Amalgamation;

(ooo)	"PNR Shareholders" means the holders of the PNR Shares;

(ppp)	"PNR Shareholders Agreement" means the unanimous shareholders' agreement dated February 26, 2020 between PNR and the PNR Shareholders;

(qqq)	"PNR Shares" means the common shares in the capital of PNR;

(rrr)	"PNR Support Agreements" means, collectively, the voting support agreements dated as of the date hereof and made between NAN and each PNR Supporting Shareholder, in the form attached hereto as Appendix "B", setting forth the terms and conditions upon which the PNR Supporting Shareholders have agreed to support the Amalgamation and vote their PNR Shares in favour of the transactions contemplated by this Agreement, and "PNR Support Agreement" means any one of them;

(sss)	"PNR Supporting Shareholders" means, collectively, the directors and officers of PNR and each PNR Shareholder holding more than 5% of the issued and outstanding PNR Shares as of the date of this Agreement who have entered into a PNR Support Agreement, and "PNR Supporting Shareholder" means any one of them;

(ttt)	"Regulation D" means Regulation D promulgated under the 1933 Act;

(uuu)	"Regulation S" means Regulation S promulgated under the 1933 Act;

(vvv)	"Rehab Liability Report" has the meaning set out in Section 7.2(aa);

(www)	"Release" when used as a verb, includes release, spill, leak, emit, deposit, discharge, migrate, pump, pour, inject, escape or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term "Release" when used as a noun has a correlative meaning;

(xxx)	"Resulting Issuer" means NAN at and following the Effective Time;

(yyy)	"Resulting Issuer Replacement Option Plan" means the option plan to be adopted by NAN effective as of the Effective Time setting out the terms governing the Resulting Issuer Replacement Options issued to PNR Optionholders pursuant to the terms hereof, in form acceptable to PNR and NAN, acting reasonably;

(zzz)	"Resulting Issuer Replacement Options" has the meaning set out in Section 2.3(d);

(aaaa)	"Resulting Issuer Replacement Option In-The-Money Amount" means, in respect of any Resulting Issuer Replacement Option, the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Resulting Issuer Shares that a holder is entitled to acquire on exercise of the Resulting Issuer Replacement Option from and after the Effective Time exceeds the amount payable under the Resulting Issuer Replacement Option to acquire such shares;

(bbbb)	"Resulting Issuer Shares" means the NAN Shares following the Effective Time;

(cccc)	"Securities Act" means the Securities Act (Ontario), as amended, and the rules, regulations and published policies made thereunder;

(dddd)	"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

(eeee)	"Selebi Project" means the Selebi and Selebi North nickel-copper-cobalt assets and related infrastructure;

(ffff)	"Selkirk Mine" means the Selkirk nickel copper cobalt-platinum-group metals mine;

(gggg)	"Share Contribution" means the assignment by NAN, prior to the Effective Time, of all of the PNR Shares held by NAN to NAN Subco in consideration for NAN Subco Shares (which, for greater certainty, is intended to occur on a tax-deferred basis to NAN under subsection 85(1) of the Tax Act);

(hhhh)	"Substantial U.S. Market Interest" has the meaning ascribed thereto in Rule 902(j) of Regulation S;

(iiii)	"Superior Proposal" means an unsolicited, bona fide Acquisition Proposal in writing made after the date hereof: (i) that did not result from a breach of Section 6.2 or Section 8.1 by NAN or its representatives in any material respect; (ii) that involves the purchase or acquisition of or offer by a person to purchase no less than 100% of the outstanding NAN Shares or all or substantially all of the consolidated assets of NAN; (iii) that is made available to all or substantially all NAN Shareholders and offers or makes available substantially equivalent consideration in form and amount per share to be purchased or otherwise acquired; (iv) that is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of NAN beyond 5:00 p.m. (Toronto time) on the fifth Business Day after which access is first afforded to the person making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by NAN during such five Business Day period or thereafter); (v) that is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal; (vi) in respect of which any required financing to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; and (vii) that the NAN Board determines in good faith (after consultation with outside counsel and any financial advisor) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the NAN Shareholders, from a financial point of view, than the transactions contemplated by this Agreement;

(jjjj)	"Tax Act" means the Income Tax Act (Canada), as amended;

(kkkk)	"Technical Report" means a technical report to be prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and addressed to NAN, PNR and the Resulting Issuer, relating to the material property or properties of the Resulting Issuer, being the Selebi Project;

(llll)	"Ticker Symbol Change" means the change by NAN of its ticker symbol from "NAN.V" to such other ticker symbol as may be requested by PNR, acting reasonably, and acceptable to the Exchange;

(mmmm)	"TSXV Escrow Agreement" means the escrow agreement to be entered into between a licensed third party trustee, as escrow agent, the Resulting Issuer and certain Principals (as that term is defined in the policies of the Exchange) and other persons, if required by the Exchange, in accordance with the policies of the Exchange in connection with the completion of the Amalgamation;

(nnnn)	"U.S. Accredited Investor" means an "accredited investor" as that term is defined in Rule 501(a) of Regulation D;

(oooo)	"U.S. Person" has the meaning ascribed thereto in Rule 902(k) of Regulation S;

(pppp)     "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(qqqq)	"Warrant Contribution" means the assignment by NAN, prior to the Effective Time, of the 15% Warrant to NAN Subco in consideration for NAN Subco Shares (which, for greater certainty, is intended to occur on a tax-deferred basis to NAN under subsection 85(1) of the Tax Act).

1.2	Construction

In this Agreement, unless there is something in the context or subject matter inconsistent therewith:

(a)	the terms "this Agreement", "herein", "hereof" and "hereunder" and similar expressions refer to this Agreement and any supplementary or ancillary agreement, instrument or document hereto, all as may be amended from time to time, and not to any particular article, section or other portion of this Agreement;

(b)	unless otherwise specified, the word "Article" or "Section" followed by a number refers to the specified article or section of this Agreement;

(c)	any reference to a currency shall refer to Canadian currency unless otherwise specifically referenced;

(d)	a period of days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(e)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision subsisted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(f)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time;

(g)	words importing the singular shall include the plural, and vice versa; words importing gender shall include the opposite gender; words importing natural persons shall include corporations, partnerships, trusts and other legal entities, and vice versa; and words importing a particular form of legal entity shall include all other forms of legal entities interchangeably;

(h)	wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively; and

(i)	the division of this Agreement into articles, sections, subsections, paragraphs and other subdivisions, the provision of a table of contents and the use of headings, are for ease of reference only and shall not affect the interpretation or construction hereof.

1.3	Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.4	Appendices

The following appendices are hereby incorporated in and form part of this Agreement:

(a)	Appendix "A" – Form of NAN Support Agreement

(b)	Appendix "B" – Form of PNR Support Agreement

(c)	Appendix "C" – Description of Share Capital

Article 2
THE AMALGAMATION

2.1	Agreement to Amalgamate

The Parties agree that the Amalgamating Companies shall amalgamate under Section 174 of the OBCA effective as of the Effective Time and shall continue as one corporation on the terms and conditions set out in this Agreement. The Parties shall determine the Effective Date by mutual agreement, it being the intent of the Parties that the Amalgamation shall not occur unless, and the Articles of Amalgamation shall not be filed with the Director unless and until, the delivery and release of documents pursuant to Article 4 shall have occurred (the "Closing").

Each of the Parties agrees to act in good faith and use all commercially reasonable efforts to take and do, or cause to be taken and done, all acts and other things necessary, proper or advisable to obtain all necessary approvals to complete the Amalgamation and the other transactions contemplated hereby in accordance with the terms and conditions hereof and applicable laws, and to cooperate with each other in connection therewith.

2.2	Effect of Amalgamation

Effective as of the Effective Time, the Amalgamating Companies shall amalgamate to form Amalco and shall continue as one corporation under the OBCA with the effect set out in Section 179 of the OBCA. For greater certainty, upon the Amalgamation becoming effective, the following shall occur and shall be deemed to occur, without any further act or formality:

(a)	the Amalgamating Companies shall be amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement;

(b)	the Amalgamating Companies shall cease to exist as separate entities from Amalco;

(c)	Amalco shall possess all the property, rights, privileges and franchises, and be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts, of each of the Amalgamating Companies;

(d)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco;

(e)	the Articles of Amalgamation shall be deemed to be the articles of incorporation of Amalco and, except for purposes of Section 117(1) of the OBCA, the Certificate of Amalgamation shall be deemed to be the certificate of incorporation of Amalco;

(f)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Company before the Effective Time; and

(g)	The PNR Shareholders' Agreement shall be terminated in accordance with its terms and by operation of law.

2.3	Exchange of Securities Pursuant to Amalgamation

Pursuant to the Amalgamation, the issued and outstanding NAN Subco Shares and PNR Shares, and the outstanding rights to acquire such shares, immediately prior to the Effective Time shall, at the Effective Time, be exchanged or cancelled as follows:

(a)	each PNR Share, and each right to acquire PNR Shares (including the 15% Warrant), held by NAN Subco immediately prior to the Effective Time shall be cancelled without any repayment of capital or consideration in respect thereof;

(b)	each PNR Share held by a Dissenting PNR Shareholder immediately prior to the Effective Time shall become an entitlement to be paid the fair value of such share;

(c)	each PNR Share (other than those held by NAN Subco or Dissenting PNR Shareholders) issued and outstanding immediately prior to the Effective Time shall be cancelled, and in consideration therefor the holder of such PNR Share shall, subject to Section 2.5, receive such number of fully paid and non-assessable Resulting Issuer Shares equal to the Exchange Ratio, issued by the Resulting Issuer free and clear of any and all encumbrances, liens, charges or demands of any kind and nature;

(d)	each NAN Subco Share issued and outstanding immediately prior to the Effective Time shall be cancelled, and, in consideration therefor, Amalco shall issue one fully paid and non-assessable Amalco Share to the Resulting Issuer;

(e)	as consideration for the issuance of Resulting Issuer Shares to PNR Shareholders to effect the Amalgamation, Amalco will issue to the Resulting Issuer one Amalco Share for each Resulting Issuer Share so issued;

(f)	each PNR Option issued and outstanding immediately prior to the Effective Time shall be exchanged, subject to Section 2.5, for an option (each a "Resulting Issuer Replacement Option") to acquire from the Resulting Issuer the number of Resulting Issuer Shares equal to the product obtained when (A) the number of PNR Shares subject to such PNR Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, at an exercise price per Resulting Issuer Share equal to the quotient obtained when (A) the exercise price per PNR Share subject to each such PNR Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, in each case to be governed by the terms of the Resulting Issuer Replacement Option Plan and each such PNR Option shall thereafter be cancelled, provided that:

(i)	the aggregate exercise price payable on any particular exercise of Resulting Issuer Replacement Options shall be rounded up to the nearest whole cent;

(ii)	the exchange of PNR Options for Resulting Issuer Replacement Options shall not become effective prior to the issuance of the Amalco Shares to the Resulting Issuer pursuant to Sections 2.3(d) and 2.3(e); and

(iii)	in order that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange by a PNR Optionholder of the PNR Optionholder's PNR Options for Resulting Issuer Replacement Options, in the event that the aggregate Resulting Issuer Replacement Option In-The-Money Amount in respect of the Resulting Issuer Replacement Options exceeds the aggregate PNR Option In-The-Money Amount in respect of the PNR Options for which they were exchanged immediately after the Effective Time, the number of Resulting Issuer Shares which may be acquired on exercise of the Resulting Issuer Replacement Options at and after the Effective Time or the exercise price of such Resulting Issuer Replacement Options will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the aggregate Resulting Issuer Replacement Option In-The-Money Amount in respect of the Resulting Issuer Replacement Options does not exceed the aggregate PNR Option In-The-Money Amount in respect of the PNR Options for which they were exchanged;

(g)	for greater certainty, all of the NAN Options and NAN Warrants issued and outstanding immediately prior to the Effective Time shall remain outstanding and become options and warrants, as the case may be, of the Resulting Issuer; and

(h)	Amalco will be a direct wholly-owned subsidiary of the Resulting Issuer.

2.4	U.S. Securities Laws Matters

(a)	The Parties hereto intend for the issuances and exchanges of the securities contemplated herein to be exempt from the registration requirements of the 1933 Act and applicable state securities laws pursuant to (i) Rule 506(b) of Regulation D for the issuance and exchange of securities to persons in the United States, and (ii) pursuant to Regulation S for the issuance and exchange of securities to persons outside the United States. Each Party agrees to take such further actions (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request with regards to establishing the availability of and maintaining such exemptions.

(b)	The securities to be issued and exchanged hereunder have not been and will not be registered under the 1933 Act or any state securities laws, and the securities issued to and exchanged with persons in the United States will be "restricted securities" as such term is defined in Rule 144(a)(3) under the 1933 Act. Certificates representing Resulting Issuer Shares being issued, exchanged and/or delivered to persons in the United States (including those issuable upon exercise of the Resulting Issuer Replacement Options issued in the United States) shall bear on the face thereof the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES, OR (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS; PROVIDED IN THE CASE OF AN OFFER, SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO (C)(i) OR (D), THE HOLDER SHALL HAVE PROVIDED TO THE COMPANY AND THE TRANSFER AGENT AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE".

(c)	Notwithstanding anything to the contrary in this Agreement, no Resulting Issuer Shares shall be issued or delivered to any person in the United States if the Resulting Issuer determines, in its sole discretion, that doing so may result in any contravention of the U.S. securities laws and the Resulting Issuer may instead, in the case of the Resulting Issuer Shares, appoint an agent to sell the Resulting Issuer Shares of such person on behalf of that person and deliver an amount of cash representing the proceeds of the sale of such Resulting Issuer Shares, net of expenses of sale.

2.5	Fractional Securities

No fractional Resulting Issuer Shares will be issued pursuant to the Amalgamation or any exercise of Resulting Issuer Replacement Options. Following the Effective Time:

(a)	if the aggregate number of Resulting Issuer Shares to which a former holder of PNR Shares would otherwise be entitled to receive pursuant to Section 2.3(c) is not a whole number, then the number of Resulting Issuer Shares to be issued to such former holder shall be rounded down to the nearest whole number and no compensation shall payable in lieu thereof; and

(b)	if the aggregate number of Resulting Issuer Shares to which a holder of Resulting Issuer Replacement Options would otherwise be entitled to receive on any particular exercise of Resulting Issuer Replacement Options is not a whole number, then the number of Resulting Issuer Shares to be issued to such holder shall be rounded down to the nearest whole number and no compensation shall payable in lieu thereof.

2.6	Capital Additions

Upon the Amalgamation and the issuance of shares contemplated by Sections 2.3(c), 2.3(d) and 2.3(e):

(a)	there shall be added to the capital account maintained by the Resulting Issuer for the Resulting Issuer Shares, in respect of the Resulting Issuer Shares issued to the former holders of PNR Shares in accordance with Section 2.3(c), an amount equal to the "paid-up capital" (as defined in the Tax Act) of the PNR Shares (other than PNR Shares held by NAN Subco or Dissenting PNR Shareholders) outstanding immediately prior to the Effective Time; and

(b)	the stated capital account maintained by Amalco for the Amalco Shares, in respect of the Amalco Shares issued to the Resulting Issuer in accordance with Sections 2.3(d) and 2.3(e), shall be equal to the aggregate of (i) the "paid-up capital" (as defined in the Tax Act) of the NAN Subco Shares immediately prior to the Effective Date, and (ii) the "paid-up capital" (as defined in the Tax Act) of the PNR Shares (other than PNR Shares held by NAN Subco or Dissenting PNR Shareholders) immediately prior to the Effective Date.

2.7	Acknowledgement of Escrow and Resale Restrictions

The Parties acknowledge and agree that the securities of the Resulting Issuer issued pursuant to the terms and conditions provided herein will be subject to compliance with Applicable Securities Laws. In particular, PNR acknowledges and agrees that, in accordance with the policies of the Exchange, Resulting Issuer Shares and Resulting Issuer Replacement Options issued to certain holders of PNR Shares and PNR Options may be subject to escrow and/or seed share resale restrictions under the policies of the Exchange and Applicable Securities Laws. PNR shall use commercially reasonable efforts to arrange for each former PNR securityholder who is required to deposit securities of the Resulting Issuer issued pursuant to Section 2.3 in escrow in accordance with the policies of the Exchange, to enter into and deliver to the escrow agent for filing with the Exchange a TSXV Escrow Agreement in respect of their Resulting Issuer securities.

2.8	Treatment of Restricted Securities under the 1933 Act

The Parties acknowledge and agree that the Resulting Issuer Shares and Resulting Issuer Replacement Options have not been and will not be registered under the 1933 Act or any state securities laws, and any Resulting Issuer Shares and Resulting Issuer Replacement Options to be issued to a U.S. Person or a person in the United States in connection with the Amalgamation will be "restricted securities" within the meaning of Rule 144 under the 1933 Act.

2.9	Dissenting PNR Shareholders

Registered PNR Shareholders entitled to vote at the PNR Shareholder Meeting will be entitled to exercise Dissent Rights with respect to their PNR Shares in connection with the Amalgamation pursuant to and in the manner set forth in the OBCA. PNR shall give NAN notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by PNR, and shall provide NAN with copies of such notices and written objections. PNR Shares which are held by a Dissenting PNR Shareholder shall not be exchanged for Resulting Issuer Shares pursuant to the Amalgamation. However, if a Dissenting PNR Shareholder fails to perfect or effectively withdraws their claim under the OBCA, or forfeits their right to make a claim under the OBCA, or if such Dissenting PNR Shareholder's rights as a PNR Shareholder are otherwise reinstated, such PNR Shareholder's PNR Shares shall thereupon be deemed to have been exchanged for Resulting Issuer Shares as of the Effective Time as prescribed herein.

2.10	Waiver of Dissent Rights by NAN

NAN, being the sole shareholder of NAN Subco and having full notice and knowledge of the Dissent Rights and the details of the Amalgamation, hereby waives its Dissent Rights in respect of the Amalgamation.

2.11	Certificates

(a)	After the Effective Time, the registrar and transfer agent of NAN shall forward or cause to be forwarded by first class mail (postage prepaid) to the former PNR Shareholders, at the address specified in the central securities register maintained by PNR, advices issued under a direct registration system or share certificates issued by such transfer agent evidencing the number of Resulting Issuer Shares issued to such PNR Shareholder pursuant to the Amalgamation, and all share certificates representing PNR Shares outstanding immediately prior to the Effective Time shall represent only the right of the registered holder thereof to receive Resulting Issuer Shares in accordance with this Agreement.

(b)	The share certificates representing the Amalco Shares issued to the Resulting Issuer in connection with the Amalgamation will be kept in the minute books of Amalco.

(c)	After the Effective Time, NAN shall deliver or cause to be delivered to each former holder of PNR Options entitled to receive Resulting Issuer Replacement Options pursuant to Section 2.3(f) a certificate representing the Resulting Issuer Replacement Options that such holder is entitled to receive and all certificates representing PNR Options outstanding immediately prior to the Effective Time shall represent only the right of the holder thereof to receive Resulting Issuer Replacement Options in accordance with this Agreement.

2.12	Initial Amalco Corporate Matters

At the Effective Time, and thereafter subject to such changes as may be properly effected under the OBCA and the Articles of Amalgamation, as the case may be:

(a)	Name. The name of Amalco shall be "PNR Amalco Ltd.", or such other name as NAN and PNR shall agree.

(b)	Registered Office. Until changed in accordance with the OBCA, the registered office of Amalco shall be One First Canadian Place, Suite 3400, 100 King Street West, Toronto, Ontario M5X 1A4.

(c)	Directors. Until changed in accordance with the OBCA, the board of directors of Amalco shall consist of a minimum of one and a maximum of ten directors.

(d)	First Director. The number of directors of Amalco shall initially be set at one. The following person shall be the first director of Amalco and shall hold office from the Effective Date until the first annual meeting of the shareholders of Amalco, or until his successor is duly elected or appointed:

Name	Address	Resident Canadian
John W.W. Hick	[Redacted Personal Information]	Yes

(a)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on, or on the powers that Amalco may exercise, subject to the provisions of the OBCA.

(b)	Authorized Capital. The authorized capital of Amalco shall consist of an unlimited number of common shares (being the Amalco Shares). The Amalco Shares shall have the rights, privileges, restrictions and conditions set out in the Articles of Amalgamation.

(c)	Restricted Transfer of Shares. The right to transfer the Amalco Shares shall be restricted in that no holder of such shares shall be entitled to transfer any such shares without the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by a resolution in writing signed by all of the directors of Amalco.

(d)	Restricted Transfer of Securities. The right to transfer securities of Amalco (other than non-convertible debt securities of Amalco) shall be restricted in that no holder of such securities shall be entitled to transfer any such securities without the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by a resolution in writing signed by all of the directors of Amalco.

(e)	By-Laws. Upon the Articles of Amalgamation becoming effective, the by-laws of Amalco shall be those of NAN Subco, until repealed, amended, altered or added to in accordance with the OBCA. A copy of such by-laws may be examined at the registered office of Amalco.

(f)	Fiscal Year. The fiscal year end of Amalco shall be December 31st of each calendar year.

Article 3
Conditions Precedent to the Amalgamation

3.1	Mutual Conditions Precedent

Each Party's obligation to satisfy their respective covenants herein and consummate the Amalgamation and other transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date (or such other time as may be specifically indicated), of the following conditions, any of which may be waived by mutual consent of the Parties subject to the satisfaction of, or in absence of, such further conditions with respect to the giving of such waiver, and without prejudice to their rights to rely on one or more other conditions precedent:

(a)	all governmental, regulatory and other third party approvals, consents, waivers, permits, orders, exemptions and authorizations as may be necessary or advisable with respect to the Amalgamation and the other transactions contemplated hereby, including, without limitation, the conditional acceptance of the Exchange, shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms and conditions satisfactory to each of the Parties hereto, acting reasonably;

(b)	NAN shall have held the NAN Shareholder Meeting and obtained the requisite approval of the NAN Shareholders for the Name Change, the Board Reconstitution and, to the extent required by the Exchange and/or Applicable Securities Laws, the Resulting Issuer Replacement Option Plan, and, if applicable, the Consolidation, in accordance with the BCBCA and Applicable Securities Laws;

(c)	NAN shall have obtained the requisite approval of NAN Shareholders of the Amalgamation which will result in a "reverse takeover" of NAN under the policies of the Exchange;

(d)	PNR shall have held the PNR Shareholder Meeting and obtained the requisite approval of the PNR Shareholders for the Amalgamation in accordance with the OBCA;

(e)	the Filing Statement and Technical Report shall have been filed on SEDAR (www.sedar.com) under NAN's issuer profile;

(f)	NAN Subco shall have received the requisite approval of NAN, as the sole shareholder of NAN Subco, for the completion of the Amalgamation as required by the OBCA;

(g)	the Exchange shall have conditionally accepted the Amalgamation and the listing of the Resulting Issuer Shares issuable pursuant to the Amalgamation (including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options), subject only to the satisfaction of customary conditions for final acceptance of the Exchange;

(h)	at the Effective Time, there shall not be any law, regulation, policy, judgment, decision, order, ruling or directive proposed or enacted, which has or would have a Material Adverse Effect on, or prevent the Parties from completing, the Amalgamation;

(i)	the issuance of the Resulting Issuer Shares to PNR Shareholders pursuant to Section 2.3 shall be exempt from the prospectus and registration requirements of Applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under Applicable Securities Laws, and shall not be subject to resale restrictions under Applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.5 of National Instrument 45-102 – Resale of Securities); and

(j)	this Agreement shall not have been terminated pursuant to Article 5.

3.2	Additional Conditions Precedent to the Obligations of NAN and NAN Subco

The obligation of NAN and NAN Subco to satisfy their respective covenants herein and consummate the Amalgamation and other transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date (or such other time as may be specifically indicated), of the following conditions, all of which are for the benefit of NAN and NAN Subco and any of which may be waived by NAN and NAN Subco subject to the satisfaction of, or in absence of, such further conditions with respect to the giving of such waiver, without prejudice to their rights to rely on one or more other conditions precedent:

(a)	the PNR Board shall have unanimously approved the Amalgamation;

(b)	PNR shall have finalized the Technical Report;

(c)	PNR shall have obtained the requisite consents for the publication of the Technical Report and the audited financial statements of PNR, as required in connection with the Amalgamation under Applicable Securities Laws and pursuant to the policies of the Exchange;

(d)	no Material Adverse Change shall have occurred, or be reasonably expected to occur, with respect to the PNR Business between the date of this Agreement and the Effective Time;

(e)	no action, suit or proceeding shall have been threatened or taken, and no law, regulation, policy, judgment, decision, order, ruling or directive shall have been proposed or enacted, which did or would result in a Material Adverse Change in the PNR Business;

(f)	PNR shall hold, directly or indirectly, all rights, title and interest to the Selebi Project;

(g)	all covenants and obligations of PNR required to be performed, satisfied or complied with by PNR at or prior to the Effective Time pursuant to the terms of this Agreement shall have been performed, satisfied or complied with in all material respects;

(h)	the PNR Fundamental Representations set forth in Subsections (a),(b), (c), (d), (n) and (o) of Section 7.2 shall be true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of PNR contained in Section 7.2 which are not PNR Fundamental Representations shall be true and correct in all material respects, in each case, as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date;

(i)	between the date of this Agreement and the Effective Time, PNR shall have conducted the PNR Business in the ordinary course and shall not have entered into or varied any contractual commitments or transactions pertaining to the PNR Business outside of the ordinary course; provided that nothing in this Agreement shall prevent or otherwise limit PNR from completing the acquisition of any of the Botswanan Assets, or taking such steps or entering into such agreements as are necessary to give effect thereto;

(j)	the PNR Support Agreements shall not have been terminated or otherwise breached in any material manner by any of the parties thereto such that, as a result of such breach or termination, the requisite PNR Shareholder approvals required in connection with the Amalgamation and other transactions contemplated herein are not obtained; and

(k)	PNR shall have delivered to NAN and NAN Subco such documents and other information as NAN and NAN Subco, and any other regulatory authority or body having jurisdiction, shall have reasonably requested or required, including, without limitation, any documents required to effect the Amalgamation and all documents set out in Section 4.3.

3.3	Additional Conditions Precedent to the Obligations of PNR

The obligation of PNR to satisfy its covenants herein and consummate the Amalgamation and other transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date (or such other time as may be specifically indicated), of the following conditions, all of which are for the benefit of PNR and any of which may be waived by PNR subject to the satisfaction of, or in absence of, such further conditions with respect to the giving of such waiver, without prejudice to its rights to rely on one or more other conditions precedent:

(a)	NAN, as the sole shareholder of NAN Subco, shall have delivered its unanimous written consent to permit NAN Subco to complete the Amalgamation;

(b)	the Contribution shall have been completed;

(c)	the NAN Board shall have unanimously approved the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation;

(d)	no Material Adverse Change shall have occurred, or be reasonably expected to occur, with respect to the business, operations or capital of NAN between the date of this Agreement and the Effective Time;

(e)	no action, suit or proceeding shall have been threatened or taken, and no law, regulation, policy, judgment, decision, order, ruling or directive shall have been proposed or enacted, which did or would result in a Material Adverse Change in the business, operations or capital of NAN;

(f)	all covenants and obligations of NAN and NAN Subco required to be performed, satisfied or complied with by each of them at or prior to the Effective Time pursuant to the terms of this Agreement shall have been performed, satisfied or complied with in all material respects;

(g)	the NAN Fundamental Representations set forth in Subsections (a), (b), (c), (d), (o) and (p) of Section 7.1 shall be true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of NAN and NAN Subco contained in Section 7.1 which are not NAN Fundamental Representations shall be true and correct in all material respects, in each case as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date;

(h)	between the date of this Agreement and the Effective Time, NAN shall have its business and operations in the ordinary course and shall not have entered into or varied any contractual commitments or transactions pertaining to the its business outside of the ordinary course, other than as otherwise provided in this Agreement; and

(i)	NAN's net debt (calculated as total debt (including bank indebtedness, accounts payable and accrued liabilities) less the sum of all cash and cash equivalents, trade and other receivables and prepaid expenses and deposits of NAN) shall not exceed $100,000 at the Effective Time, assuming the indebtedness of PNR owed to NAN pursuant to the promissory note dated March 3, 2022 is repaid by PNR prior to such time;

(j)	the NAN Support Agreements shall not have been terminated or otherwise breached in any material manner by any of the parties thereto such that, as a result of such breach or termination, the requisite NAN Shareholder approvals required in connection with the Amalgamation and other transactions contemplated herein are not obtained; and

(k)	each of NAN and NAN Subco shall have delivered to PNR such documents and other information as PNR and any other regulatory authority or body having jurisdiction, shall have reasonably requested or required, including, without limitation, any documents required to effect the Amalgamation, the Name Change, the Board Reconstitution, the Resulting Issuer Replacement Option Plan, the Ticker Symbol Change and the Consolidation (if applicable), including, without limitation, the documents set out in Section 4.2.

Article 4
CLOSING

4.1	Time and Place of Closing

Subject to the satisfaction or waiver by the applicable Party of the conditions in favour of each Party set out in Article 3, the Closing shall take place on the Effective Date, beginning at 8:30 a.m. (Toronto time), or as soon as reasonably practicable thereafter, on such date and at such place as NAN and PNR may mutually agree.

For the avoidance of doubt, the filing of the Articles of Amalgamation shall not occur until after the Closing has occurred. Forthwith upon the Closing, the Amalgamating Companies shall jointly file with the Director the Articles of Amalgamation, in duplicate, and such other documents as may be required to give effect to the Amalgamation. The Amalgamation shall become effective at the Effective Time.

4.2	Closing Deliveries of NAN and NAN Subco

At the Closing, NAN and NAN Subco shall deliver to PNR:

(a)	a certificate signed by a director or senior officer of NAN certifying:

(i)	the constating documents of NAN;

(ii)	the resolutions of the NAN Board approving the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation; and

(iii)	the incumbency and specimen signatures of signing officers of NAN in the form of a certificate of incumbency;

(b)	a certificate signed by a director or senior officer of NAN Subco certifying:

(i)	the constating documents of NAN Subco;

(ii)	the resolutions of the board of directors of NAN Subco approving the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation;

(iii)	the resolutions of the sole shareholder of NAN Subco evidencing such shareholder's adoption of this Agreement and approval of the Amalgamation; and

(iv)	the incumbency and specimen signatures of signing officers of NAN Subco in the form of a certificate of incumbency;

(c)	a certificate signed by a director or senior officer of NAN Subco confirming:

(i)	that all of the mutual conditions precedent to the Amalgamation in Section 3.1 and all of the conditions precedent to the Amalgamation for the benefit of NAN and NAN Subco in Section 3.2 have been satisfied or waived by NAN and NAN Subco;

(ii)	that the NAN Fundamental Representations set forth Subsections (a), (b), (c), (d), (o) and (p) of Section 7.1 are true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of NAN and NAN Subco contained in Section 7.1 which are not NAN Fundamental Representations are true and correct in all material respects, in each case as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date; and

(iii)	that all covenants and obligations of NAN and NAN Subco under this Agreement to be performed, satisfied or complied with on or before the Effective Time, which have not been waived by PNR, have been duly performed, satisfied or complied with by NAN and NAN Subco in all material respects;

(d)	a certificate of good standing of NAN, dated within one day of the Effective Date;

(e)	a certificate of status of NAN Subco, dated within one day of the Effective Date;

(f)	evidence that NAN is a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is not in default of any of the provisions therein;

(g)	a certified copy of the central securities register of NAN evidencing that the number of issued and outstanding NAN Shares as of the Effective Date (before giving effect to the Amalgamation) does not exceed 162,332,083 NAN Shares (prior to giving effect to the NAN Financing);

(h)	a certified copy of the NAN Shareholders' resolution and scrutineer's report evidencing the NAN Shareholders' approval of the Name Change, the Board Reconstitution, the Resulting Issuer Replacement Option Plan (to the extent required by the Exchange and/or Applicable Securities Laws) and the Consolidation (if applicable);

(i)	a certified copy of the requisite approval of the Amalgamation by the NAN Shareholders;

(j)	evidence satisfactory to PNR that, effective as of the Effective Time, the management of the Resulting Issuer shall be reconstituted to comprise the following persons:

(i)	Mr. Keith Morrison – Chief Executive Officer;

(ii)	Dr. Mark Fedikow – President;

(iii)	Mrs. Sarah-Wenjia Zhu – Chief Financial Officer and Corporate Secretary;

(iv)	Ms. Sharon Taylor – Chief Geophysicist;

(v)	Dr. Peter Lightfoot – Consulting Chief Geologist; and

(vi)	such other persons agreeable to both NAN and PNR;

(k)	resignations and mutual releases from each of the following individuals as members of the board of directors of NAN effective as of the Effective Time;

(i)	Mr. Douglas E. Ford – Interim Lead Director;

(ii)	Mr. Christopher Messina – Director; and

(iii)	Ms. Zhen (Janet) Huang – Director;

(l)	evidence satisfactory to PNR that NAN has received conditional approval of the Exchange for the Amalgamation, the listing of the Resulting Issuer Shares issuable pursuant to the Amalgamation (including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options), the Name Change, the Ticker Symbol Change, the Resulting Issuer Replacement Option Plan and the Consolidation (if applicable), in each case subject only to the satisfaction of customary conditions for final acceptance of the Exchange;

(m)	the share certificates or advices issued under a direct registration system representing the Resulting Issuer Shares to be issued to PNR Shareholders pursuant to Section 2.3(c);

(n)	the Resulting Issuer Replacement Option Plan and option award agreements representing the Resulting Issuer Replacement Options to be issued to the former holders of PNR Options pursuant to Section 2.3(f);

(o)	evidence satisfactory to PNR that NAN has completed the Contribution; and

(p)	such other documents and instruments in connection with the Closing as may be reasonably requested by PNR.

4.3	Closing Deliveries of PNR

At the Closing, PNR shall deliver to NAN and NAN Subco:

(a)	a certificate signed by a director or senior officer of PNR certifying:

(i)	the constating documents of PNR;

(ii)	the resolutions of the PNR Board approving the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation;

(iii)	the resolutions of the PNR Shareholders evidencing the approval of the Amalgamation; and

(iv)	the incumbency and specimen signatures of signing officers of PNR in the form of a certificate of incumbency;

(b)	a certificate signed by a director or senior officer of PNR confirming:

(i)	that all of the mutual conditions precedent to the Amalgamation in Section 3.1 and all of the conditions precedent to the Amalgamation for the benefit of PNR in Section 3.3 have been satisfied or waived by PNR;

(ii)	that the PNR Fundamental Representations set forth in Subsections (a),(b), (c), (d), (n) and (o) of Section 7.2 are true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of PNR contained in Section 7.2 which are not PNR Fundamental Representations are true and correct in all material respects, in each case, as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date; and

(iii)	that all covenants and obligations of PNR under this Agreement to be performed, satisfied or complied with on or before the Effective Time, which have not been waived by NAN and NAN Subco, have been duly performed, satisfied or complied with by PNR in all material respects;

(c)	a certificate of status of PNR, dated within one day of the Effective Date;

(d)	a list of all PNR Shareholders and holders of PNR Options, including the amount of the PNR Shares and PNR Options, as applicable, held by each of them immediately prior to the Effective Time, certified to be complete and accurate in all respects by a director or senior officer of PNR;

(e)	the minute books and corporate records of PNR (which shall thereafter form part of the pre-Amalgamation minutes and corporate records of Amalco);

(f)	consent to act as a director of the Resulting Issuer from each director nominee contemplated by the Board Reconstitution with effect as of the Effective Time;

(g)	evidence satisfactory to NAN and NAN Subco that PNR has completed its acquisition of, and holds, directly or indirectly, all rights, title and interest in, the Selebi Project; and

(h)	such other documents and instruments in connection with the Closing as may be reasonably requested by NAN or NAN Subco.

Article 5
TERMINATION

5.1	Right to Terminate

This Agreement may be terminated, at any time prior to the Effective Time, by the mutual consent of the Parties in writing or, in the following circumstances, by written notice given by the terminating Party to the other Parties hereto:

(a)	by mutual written agreement of the Parties;

(b)	by either of NAN or PNR, if the Effective Time has not occurred on or before 5:00 p.m. on the Outside Date or such other date as mutually agreed to between PNR and NAN; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause, or resulted in, the failure of the Effective Time to have occurred on or before the Outside Date;

(c)	by either of NAN or PNR (the "Non-Defaulting Party"), if the other Party (which, in the case of NAN, shall include NAN Subco) is in default (the "Defaulting Party") of any covenant on its part to be performed hereunder, and the Non-Defaulting Party has given written notice (the "Default Notice") of such default to the Defaulting Party and the Defaulting Party has failed to cure such default within 14 days of the Default Notice;

(d)	by NAN, if one or more of the representations and warranties of PNR is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 3.2(h) would be incapable of satisfaction by the Outside Date; provided that NAN is not then in breach of this Agreement so as to cause any condition in Section 3.1 or Section 3.3 not to be satisfied;

(e)	by PNR if one or more of the representations and warranties of NAN is untrue or incorrect or shall have become untrue or incorrect such that the condition in Section 3.3(g) would be incapable of satisfaction by the Outside Date; provided that PNR is not then in breach of this Agreement so as to cause any condition in Section 3.1 or Section 3.2 not to be satisfied; or

(f)	by NAN, upon the occurrence of a Non-Completion Payment Event, provided that NAN shall be obligated to pay to PNR the Non-Completion Fee in accordance with Section 8.2,

and in such event, each Party hereto shall be released from all obligations under this Agreement without liability, provided that such release without liability shall not apply if such termination is a result of the Party's failure to perform, satisfy or observe in good faith its obligations to be performed, satisfied or observed hereunder.

5.2	Effect of Termination

Notwithstanding Section 5.1, each Party's right of termination under this Article 5 is in addition to, and not in derogation of or limitation to, any other rights, claims, causes of action or other remedy that such Party may have under this Agreement or otherwise at law with respect to any misrepresentation or breach of covenant or indemnity contained herein.

Article 6
Conduct Prior to Closing

6.1	Conduct of Business

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, and except as expressly permitted or specifically contemplated by this Agreement, which shall be deemed to include the acquisition of the Botswanan Assets and the Contribution, except with the prior written consent of the other Parties hereto, such consent not to be unreasonably conditioned, withheld or delayed, and in each case subject to applicable laws:

(a)	each Party hereto shall:

(i)	conduct its business, affairs and operations in, and not take any action except in, the ordinary and usual course consistent with past practices and in accordance with applicable laws;

(ii)	use all commercially reasonable efforts to maintain and preserve intact its business organization, assets, employees and advantageous business relationships; and

(iii)	advise the other Parties hereto, on an ongoing basis, of its material business operations;

(b)	each Party hereto shall not:

(i)	enter into (or terminate) any material contract or material transaction, except where any such material contract relates to the Contribution or to the establishment of PNR's business necessary to meet the listing criteria of the Exchange (including, for the avoidance of doubt, entering into of agreements to acquire the Botswanan Assets);

(ii)	expend any material amount of funds or incur any material liabilities or obligations, except to the extent such expenses relate to the transactions contemplated by this Agreement, or are necessary for the establishment of PNR's business;

(iii)	issue any securities except in connection with the Contribution or the exercise of any outstanding options or warrants, in accordance with their terms; or

(iv)	otherwise take any other action with the intent or foreseeable effect of leading to any of the foregoing.

For greater clarity, transactions outside the ordinary course include, but are not limited to: dividends or other distributions to shareholders (other than ordinary course compensation for services); the issuance of equity or voting securities or securities convertible into equity or voting securities, other than in connection with the exercise of options or warrants outstanding on the date of this Agreement or in accordance with NAN's equity-based compensation plans consistent with past practices, or entering into any agreement with respect to the issuance of such securities; changing the number of issued and outstanding securities by means of a stock split or consolidation (other than the Consolidation, if applicable); entering into any employment or other agreement that contains a "change of control", severance, or similar provision that provides for a payment, or acceleration or modification of any rights or obligations, upon, or following, a termination or a change of control of NAN; payment to suppliers or collection of accounts receivable in a manner inconsistent with past practices; factoring of accounts receivable; and related-party transactions inconsistent with past practice.

6.2	Non-Solicitation

(a)	Subject to Section 8.1, neither NAN nor any of its associates or affiliates, or their respective representatives or advisors, will, at any time from the date hereof until the earlier of the Effective Time or the termination of this Agreement, solicit, encourage, discuss, negotiate or entertain any proposals from, or provide financial, operating or any other non-public information to, any party other than PNR. NAN and its associates and affiliates, and their respective representatives and advisors, will immediately:

(i)	cease and terminate existing discussions, conversations, negotiations and other communications with any persons currently conducted with respect to any of the foregoing;

(ii)	other than in connection with the NAN Financing or in the ordinary course of business, discontinue access to its confidential information (and not allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is commercially entitled to do so and use its commercially reasonable efforts to request) the return or destruction of all confidential information regarding NAN and its subsidiaries previously provided to any such person who has entered into a confidentiality agreement with NAN; and

(iii)	notify PNR regarding any contact between NAN or any of its associates or affiliates, or their respective representatives or advisors, and any person regarding any such offer, proposal or inquiry.

(b)	Neither PNR, nor any of its associates or affiliates, or their respective representatives or advisors, will, at any time from the date hereof until the earlier of the Effective Time or the termination of this Agreement, solicit, encourage, discuss, negotiate or entertain any proposals from, or provide financial, operating or any other non-public information relating to the PNR Business to, any Party other than NAN, other than in the ordinary course of business or in furtherance of any matter which does not impede with the completion of the Amalgamation or any other matter contemplated under this Agreement. PNR and its associates and affiliates, and their respective representatives and advisors, will immediately:

(i)	cease and terminate existing discussions, conversations, negotiations and other communications with any persons currently conducted with respect to any of the foregoing;

(ii)	other than in the ordinary course of business or in furtherance of any matter which does not impede with the completion of the Amalgamation or any other matter contemplated under this Agreement, discontinue access to its confidential information (and not allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is commercially entitled to do so and use its commercially reasonable efforts to request) the return or destruction of all confidential information regarding PNR and its subsidiaries previously provided to any such person who has entered into a confidentiality agreement with PNR; and

(iii)	notify NAN regarding any contact between PNR or any of its associates or affiliates, or their respective representatives or advisors, and any person regarding any such offer, proposal or inquiry,

Notwithstanding the foregoing, each Party shall forthwith disclose to the other Party any material updates or facts that materially affect, or would reasonably be expected to materially affect, the ability of such Party to consummate the Amalgamation or any other matter contemplated under this Agreement. Furthermore, nothing herein contained shall be interpreted as limiting the directors of any Party from performing their fiduciary duties as directors under applicable law.

6.3	Access to Information; Use and Confidentiality

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each Party hereto shall give to the other Parties and its respective representatives, upon reasonable written notice, full access during normal business hours to all directors, officers, employees, consultants, properties, assets, contracts, books, accounts, records and other information, data and documents pertaining to the Party and its business, affairs, operations, properties, assets, liabilities and financial condition ("Confidential Information"), so long as such access shall not materially interfere with the normal business operations of the Party.

Upon the termination of this Agreement for any reason, any Party in receipt of Confidential Information shall promptly return same to the originating Party together with any copies thereof and any other information, data and documents in any form produced, made or derived therefrom.

Confidential Information that is given to a Party or to which a Party receives access in accordance herewith shall be used solely for the purpose of completing the Amalgamation and shall be treated on a strictly confidential basis, except any such information, data and documents which has been previously or has become generally disclosed to the public other than through a breach of this confidentiality provision, or that is required to be disclosed by a court of competent jurisdiction. The Parties agree to restrict access to Confidential Information on a need to know basis and to take all appropriate steps to safeguard against the accidental disclosure or improper use of Confidential Information.

6.4	Public Disclosure

All public announcements regarding this Agreement or the Amalgamation shall be subject to review and reasonable consultation of all Parties hereto as to form, content and timing, before public disclosure, always provided that a Party shall be entitled to make such public announcement if required by applicable law or regulatory requirements to immediately do so and it has taken reasonable efforts to comply herewith.

6.5	NAN Undertaking to Vote

NAN undertakes to vote its PNR Shares in favour of the Amalgamation at the PNR Shareholder Meeting.

Article 7
Representations and Warranties

7.1	Representations and Warranties of NAN and NAN Subco

Each of NAN and NAN Subco jointly and severally represents and warrants to PNR as follows, and acknowledges and confirms that PNR is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:

Organization

(a)	it is incorporated or otherwise formed under the laws of the Province of British Columbia, in the case of NAN, and the laws of the Province of Ontario, in the case of NAN Subco, and is a valid and existing company, and, with respect to the filing of annual reports, is in good standing, and, apart from the Amalgamation and transactions contemplated by this Agreement, no proceedings have been taken or authorized by NAN or NAN Subco in respect of the bankruptcy, reorganization, insolvency, liquidation, dissolution or winding up of NAN or NAN Subco;

Authorization and Approvals

(b)	it has all requisite corporate power and capacity and has taken all necessary corporate action to authorize it to execute and deliver this Agreement and perform its obligations hereunder and to complete the Amalgamation and all matters relating to the completion of the Amalgamation, the Amalgamation and all matters relating to the completion of the Amalgamation have been duly authorized by it and this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with the terms of this Agreement, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors, and except that equitable remedies (such as specific performance and injunction) are in the discretion of a court;

(c)	its execution and delivery of this Agreement and performance of its obligations hereunder, the Amalgamation and all matters relating to the completion of the Amalgamation does not and shall not result in the breach of, constitute a default under or conflict with:

(i)	any provision of its constating documents;

(ii)	any resolutions of its shareholders or directors;

(iii)	any statute, rule or regulation applicable to it or its property;

(iv)	any order, decree or judgment of a court or regulatory authority or body having jurisdiction over it or its property;

(v)	any mortgage, indenture, agreement or other commitment to which it is a party or to which it or its property is bound; or

(vi)	any agreement which would permit any party to that agreement to terminate such agreement or accelerate the maturity of any indebtedness of NAN or NAN Subco, or that would result in the creation or imposition of any encumbrance of the NAN Shares or the assets of NAN or NAN Subco;

(d)	all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the Amalgamation and all matters relating to the completion of the Amalgamation contemplated herein, have been obtained or shall have been obtained prior to the Closing;

Conduct of Business

(e)	it has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets, and it is duly and appropriately registered, licensed and otherwise qualified to carry on its business and to own, lease and operate its property and assets and is in good standing in all material respects in each jurisdiction where it carries on business or owns, leases or operates its property or assets;

(f)	it has complied with and is in compliance, in all material respects, with all applicable laws, and has all material licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business;

(g)	NAN Subco was incorporated solely to effect the Amalgamation and it currently has no active business operations;

Assets and Liabilities

(h)	it has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for:

(i)	liabilities and obligations that are specifically disclosed in the NAN Financial Statements; or

(ii)	liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, that are not and would not, individually or in the aggregate with all other liabilities and obligations of NAN and NAN Subco (other than those disclosed in the NAN Financial Statements), reasonably be expected to have a Material Adverse Effect in respect of NAN or NAN Subco, or, as a consequence of the consummation of this Agreement, have a Material Adverse Effect in respect of NAN or NAN Subco;

(i)	NAN has no subsidiaries other than NAN Subco, North American Nickel (US) Inc. and NAN Exploration Inc., which are each direct wholly-owned subsidiaries of NAN;

(j)	each of North American Nickel (US) Inc. and NAN Exploration Inc. has nominal assets, no liabilities and no active business operations;

(k)	it has no reasonable grounds for believing that any creditor of NAN Subco will be prejudiced by the Amalgamation;

Financial Statements

(l)	the NAN Financial Statements have been prepared in accordance with International Financial Reporting Standards, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of NAN as of the date thereof, and there have been no adverse material changes in the financial position of NAN since the date thereof and the business of NAN has been carried on in the usual and ordinary course consistent with past practice since the date thereof;

(m)	the financial books and records and accounts of NAN, in all material respects:

(i)	have been maintained in accordance with good business practices on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of NAN; and

(iii)	accurately and fairly reflect the basis for the NAN Financial Statements;

No Material Adverse Effect

(n)	since December 31, 2020, except as disclosed in the NAN Financial Statements for the fiscal year ended December 31, 2020, there has not been:

(i)	any change in the financial condition, operations, results of operations or business of NAN, nor has there been any occurrence or circumstances which, to its knowledge, with the passage of time might reasonably be expected to have a Material Adverse Effect on the business or operations of NAN or NAN Subco; or

(ii)	any loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) suffered, which, to its knowledge, has had, or may reasonably be expected to have, a Material Adverse Effect on the business or operations of NAN or NAN Subco;

Share Capital

(o)	the authorized and issued share capital of each of NAN and NAN Subco is as set out in Appendix "C" hereto, subject to the Consolidation (if applicable) and the issuance by NAN of subscription receipts and compensation warrants pursuant to the NAN Financing, and provided that NAN Subco may issue additional NAN Subco Shares to NAN under the Contribution;

(p)	other than as set out in Appendix "C" hereto:

(i)	there are no options, warrants, rights, privileges or agreements requiring NAN or NAN Subco to sell, or otherwise issue (by exercise, conversion, exchange or otherwise), whether directly or indirectly, any of its unissued shares, other than any issuance of shares contemplated by Section 2.3; and

(ii)	other than in connection with the Consolidation, there are no rights, privileges or agreements requiring NAN or NAN Subco to repurchase, redeem, retract or otherwise acquire, whether directly or indirectly, any of its issued shares or other securities;

Securities Matters

(q)	the NAN Shares are listed on the Exchange;

(r)	NAN is a reporting issuer in good standing in the Provinces of British Columbia, Alberta, Manitoba and Ontario, is not in material default of any requirement of any Applicable Securities Laws or the requirements of the Exchange, and neither NAN nor any of its securities are the subject of any cease trade order or regulatory enquiry or investigation in any jurisdiction;

(s)	NAN has filed all material documents or information required to be filed by it under Applicable Securities Laws since January 1, 2020, on the SEDAR website, and, as of their respective dates, all such information and materials filed by NAN with the securities commissions (or equivalent other provincial securities regulator) in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario and which are available through the SEDAR website as of the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with all applicable legal and stock exchange requirements;

(t)	no securities commission or other authority of any government or self-regulatory organization, including, without limitation, the Exchange, has issued any order preventing the Amalgamation or the sale or trading of any securities of NAN, and, to the knowledge of NAN, no proceedings for such purpose are pending or threatened;

(u)	the NAN Shares to be issued pursuant to the Amalgamation including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options shall be issued as fully paid and non-assessable shares in the capital of NAN, free and clear of any and all encumbrances, liens, charges, "restricted period" (pursuant to Section 2.5 of National Instrument 45-102 – Resale of Securities) and demands of whatsoever nature under Canadian law, except for those imposed pursuant to escrow restrictions of the Exchange;

(v)	Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent of NAN;

(w)	NAN Subco is not a reporting issuer, or the equivalent thereof, in any jurisdiction and has not contravened any Applicable Securities Laws of any jurisdiction, including, without limitation, in relation to the issuing of its shares or any other securities;

Litigation

(x)	there is no claim, action, proceeding, or, to the knowledge of NAN and NAN Subco, investigation, that has been commenced or is pending, or, to the knowledge of NAN and NAN Subco, threatened, against NAN or NAN Subco, or affecting any of its property or assets, before any governmental entity or regulatory body which, if determined adversely to NAN or NAN Subco, as the case may be, would, individually or in the aggregate:

(i)	reasonably be expected to result in liability to NAN or NAN Subco in excess of $10,000 or have a Material Adverse Effect in respect of NAN or NAN Subco; or

(ii)	reasonably be expected to prevent or materially delay the consummation of the Amalgamation and the transactions contemplated thereby,

nor is NAN or NAN Subco aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success;

(y)	neither it, nor any of its assets or properties, is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of it or to prevent or materially delay the consummation of the Amalgamation and the transactions contemplated thereby;

Labour and Employment

(z)	except as otherwise described in public disclosure filings available under NAN's SEDAR profile, it is not a party to, or a participant in, any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or the resignation of, any director, officer, employee or consultant of NAN or NAN Subco following a change of control of NAN or NAN Subco (other than statutory severance obligations), and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or the resignation of, any director, officer, employee or consultant of NAN or NAN Subco following a change of control of NAN or NAN Subco;

(aa)	it has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus:

(i)	in respect of any period commencing on or after January 1, 2021; or

(ii)	in connection with the completion of the Amalgamation and the other transactions contemplated by this Agreement;

(bb)	it is not subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including, without limitation, any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect in respect of it;

(cc)	it is not a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaign, and there are no current, pending or threatened strikes, lockouts or other labour disputes or disruptions at its business operations;

(dd)	it does not have a pension plan;

Books and Records

(ee)	its minute books and corporate records are maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects;

Tax Matters

(ff)	it has filed all tax returns, reports and other tax filings required to be filed by it, and has paid, deducted, withheld or collected and remitted on a timely basis all amounts required to be paid, deducted, withheld or collected and remitted by it with respect to any taxes, interest and penalties, in each case as required under all applicable tax laws;

(gg)	there are no audits, reassessments, actions, suits or proceedings in progress, pending, or threatened against it, and no waivers have been granted by it in connection with any taxes, interest or penalties;

(hh)	the provisions for taxes reflected in the NAN Financial Statements are sufficient for the payment of all accrued and unpaid taxes, interest and penalties for all periods and transactions up to the end of the most recent financial period addressed in the NAN Financial Statements;

U.S. Securities Law Matters

(ii)	NAN is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the NAN Shares;

(jj)	NAN is not required to be registered as an "investment company" as defined in the 1940 Act, under the 1940 Act;

(kk)	none of NAN, any of its affiliates, or any person acting on any of their behalf, have offered or sold, or will offer or sell, any NAN securities (or Resulting Issuer securities) in connection the with transactions contemplated by this Agreement, except (i) offers and sales of Resulting Issuer Shares in connection with the Amalgamation to PNR Shareholders in the United States, all of which are U.S. Accredited Investors, in reliance upon the exemption from the registration requirements of the 1933 Act provided by Rule 506(b) of Regulation D, and similar exemptions under applicable state securities laws, (ii) offers and sales of Resulting Issuer Shares and Resulting Issuer Replacement Options in connection with the Amalgamation to PNR Shareholders and PNR Optionholders, respectively, outside the United States, in reliance upon the exclusion from the registration requirements of the 1933 Act provided by Rule 903 of Regulation S, and (iii) offers and sales of subscription receipts of NAN in the NAN Financing to be exchanged for Resulting Issuer Shares upon the closing of the transactions contemplated by this Agreement to persons outside the United States, in reliance upon the exclusion from the registration requirements of the 1933 Act provided by Rule 903 of Regulation S;

(ll)	none of NAN, any of its affiliates, or any person acting on any of their behalf, has made or will make any Directed Selling Efforts in connection with the offer, sale or exchange of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement and the NAN Financing, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer, sale or exchange of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement in the United States;

(mm)	with respect to the NAN securities or the Resulting Issuer securities issued in connection with the Amalgamation in reliance on Rule 506(b) of Regulation D, none of NAN, any of its predecessors, any "affiliated" (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of NAN participating in the offering of such securities, any beneficial owner of 20% or more of the NAN's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with NAN in any capacity at the time of sale or issuance of such securities is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

Environmental Laws

(nn)	it is, and all of the properties in which it holds an interest are, in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances ("Hazardous Substances") or the protection of the environment, occupational health and safety (collectively, "Environmental Laws");

(oo)	it has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary for the operation of the business currently carried on by NAN, and each Environmental Permit is valid, subsisting and in good standing, and NAN is not, and any of the properties in which NAN holds an interest are not, in material default or breach of any Environmental Permit and, to the knowledge of NAN, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(pp)	it has not, except in compliance with all Environmental Laws and Environmental Permits, used any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, nor has NAN caused or permitted, and to the knowledge of NAN no other person has caused or permitted, the Release of any Hazardous Substances on any such property or facility except in compliance with Environmental Laws;

(qq)	it has not received any notice of, or been prosecuted for an offence alleging, any non-compliance with, or liability under, any Environmental Law, and NAN has not settled any alleged non-compliance short of prosecution. NAN has not received notice of any orders or directions issued relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the NAN, and NAN has no reason to believe any such notices will be issued; and

(rr)	it has not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. NAN has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

For the avoidance of doubt, references to properties in which NAN holds an interest in Subsections (nn) and (oo) of this Section 7.1 shall not include the Selebi Project or the Selkirk Mine.

The representations and warranties contained in Subsections (a), (b), (c), (d), (o) and (p) of this Section 7.1 are collectively referred to herein as the "NAN Fundamental Representations".

The representations and warranties contained in this Section 7.1 shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by PNR and its advisors shall not mitigate, diminish or affect the representations and warranties of NAN and NAN Subco contained in this Agreement.

7.2	Representations and Warranties of PNR

PNR represents and warrants to each of NAN and NAN Subco as follows, and acknowledges and confirms that NAN and NAN Subco are relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:

Organization

(a)	it is incorporated under the laws of the Province of Ontario, is a valid and existing company, and, with respect to the filing of annual reports, is in good standing, and, apart from the Amalgamation and transactions contemplated by this Agreement, no proceedings have been taken or authorized by it in respect of the bankruptcy, reorganization, insolvency, liquidation, dissolution or winding up of PNR;

Authorization and Approvals

(b)	it has all requisite corporate power and capacity and has taken all necessary corporate action to authorize it to execute and deliver this Agreement and perform its obligations hereunder and to complete the Amalgamation and all matters relating to the completion of the Amalgamation, the Amalgamation and all matters relating to the completion of the Amalgamation have been duly authorized by it and this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with the terms of this Agreement, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors, and except that equitable remedies (such as specific performance and injunction) are in the discretion of a court;

(c)	its execution and delivery of this Agreement and its performance of its obligations hereunder, the Amalgamation and all matters relating to the completion of the Amalgamation does not and shall not result in the breach of, constitute a default under or conflict with:

(i)	any provision of its constating documents;

(ii)	any resolutions of its shareholders or directors;

(iii)	any statute, rule or regulation applicable to it or its property;

(iv)	any order, decree or judgment of a court or regulatory authority or body having jurisdiction over it or its property;

(v)	any mortgage, indenture, agreement or other commitment to which it is a party or to which it or its property is bound; or

(vi)	any agreement which would permit any party to that agreement to terminate such agreement or accelerate the maturity of any indebtedness of PNR, or that would result in the creation or imposition of any encumbrance on the PNR Shares or the assets of PNR;

(d)	all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the Amalgamation and all matters relating to the completion of the Amalgamation, have been obtained or shall have been obtained prior to the Closing;

Conduct of Business

(e)	it has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets, and it is duly and appropriately registered, licensed and otherwise qualified to carry on its business and to own, lease and operate its property and assets, and is in good standing in all material respects in each jurisdiction where it carries on business or owns, leases or operates its property or assets;

(f)	it has complied with and is in compliance, in all material respects, with all applicable laws, and has all material licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business;

(g)	it is in good standing with respect to all of its obligations owing pursuant to any material contracts, and each such material contract is a legal, valid and binding obligation of PNR;

(h)	to the knowledge of PNR, other than as has been disclosed in writing directly to NAN and NAN Subco, all activities of PNR are in material compliance with, and are in good standing under, all applicable laws, rules, regulations and regulatory orders and prohibitions, and there have been no violations thereof, nor any basis for a claim or determination thereof, and there is no current, pending or threatened order, prohibition or other directive relating to any such matters, nor, to the knowledge of PNR, any basis for any such order, prohibition or other directive;

(i)	immediately prior to the Effective Time, PNR's business operations shall include the ownership and operation of the Botswanan Assets, other than the Selkirk Mine;

Assets and Liabilities

(j)	immediately prior to the Effective Time, PNR's assets shall include, and PNR shall have good and marketable title to, the Botswanan Assets, other than the Selkirk Mine.

(k)	except to the extent incurred in connection with the acquisition of the Botswanan Assets, or in the ordinary course of PNR's business, PNR does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise, including under any guarantee of any debt);

(l)	it has no reasonable grounds for believing that any creditor of PNR will be prejudiced by the Amalgamation;

Share Capital

(m)	the authorized and issued share capital of PNR is as set out in Appendix "C" hereto;

(n)	other than as set out in Appendix "C" hereto:

(i)	there are no options, warrants, rights, privileges or agreements requiring PNR to sell, or otherwise issue (by exercise, conversion, exchange or otherwise), whether directly or indirectly, any of its unissued shares; and

(ii)	there are no rights, privileges or agreements requiring PNR to repurchase, redeem, retract or otherwise acquire, whether directly or indirectly, any of its issued shares or other securities;

Securities Matters

(o)	it is not a reporting issuer, or the equivalent thereof, in any jurisdiction and has not contravened any Applicable Securities Laws of any jurisdiction, including, without limitation, in relation to the issuing of its seed shares, founders shares or any other shares or other securities;

Litigation Matters

(p)	there are no claims, actions, suits or proceedings (judicial, administrative or otherwise) commenced, pending or threatened against it, nor to its knowledge is any of the foregoing contemplated, nor to its knowledge is there any basis therefor;

Books and Records

(q)	the minute books and corporate records of PNR are maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects;

(r)	the financial books and records and accounts of PNR, in all material respects:

(i)	have been maintained in accordance with good business practices;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of PNR;

Tax Matters

(s)	it has filed all tax returns, reports and other tax filings required to be filed by it, and has paid, deducted, withheld or collected and remitted on a timely basis all amounts required to be paid, deducted, withheld or collected and remitted by it with respect to any taxes, interest and penalties, in each case as required under all applicable tax laws;

(t)	there are no audits, reassessments, actions, suits or proceedings in progress, pending, or threatened against it, and no waivers have been granted by it in connection with any taxes, interest or penalties;

U.S. Securities Law Matters

(u)	PNR is a Foreign Issuer;

(v)	PNR is not required to be registered as an “investment company”, as defined in the 1940 Act, under the 1940 Act;

(w)	none of PNR, any of its affiliates, or any person acting on any of their behalf, has made or will make any Directed Selling Efforts in connection with the issuance of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the issuance of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement in the United States; and

(x)	none of PNR, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of PNR participating in the transactions contemplated by this Agreement, any beneficial owner of 20% or more of the PNR’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with PNR in any capacity at the time of the closing of the transactions contemplated by this Agreement, is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D.

Environmental Laws

(y)	it is, and all of the properties in which it holds an interest are, in material compliance with all Environmental Laws;

(z)	it has obtained all Environmental Permits necessary for the operation of the business currently carried on by PNR, and each Environmental Permit is valid, subsisting and in good standing, and PNR is not, and any of the properties in which PNR holds an interest are not, in material default or breach of any Environmental Permit and, to the knowledge of PNR, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(aa)	it has not, except in compliance with all Environmental Laws and Environmental Permits, used any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, nor has PNR caused or permitted, and to the knowledge of PNR no other person has caused or permitted, the Release of any Hazardous Substances on any such property or facility except in compliance with Environmental Laws or as set out in the Sellers Rehabilitation Liability Report prepared for BCL Limited (In Liquidation), BCL Investments (PTY) Ltd. (In Liquidation) and Tati Nickel Mining Company (PTY) Ltd. (In Liquidation), dated January 2022 (the “Rehab Liability Report”) and the letter dated January 31, 2022 from the Department of Mines, Botswana to The Liquidator, BCL Limited (In Liquidation) (the “DOM Letter”) copies of which have been provided to NAN and its counsel;

(bb)	it has not received any notice of, or been prosecuted for an offence alleging, any non-compliance with, or liability under, any Environmental Law, and PNR has not settled any alleged non-compliance short of prosecution. PNR has not received notice of any orders or directions issued relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the PNR except as set out in the Rehab Liability Report and the DOM Letter, and PNR has no reason to believe any other such notices will be issued; and

(cc)	it has not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. PNR has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

The representations and warranties contained in Subsections (a),(b), (c), (d), (n) and (o) of this Section 7.2 are collectively referred to herein as the “PNR Fundamental Representations”.

The representations and warranties contained in this Section 7.2 shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by NAN and NAN Subco and any of their advisors shall not mitigate, diminish or affect the representations and warranties of PNR contained in this Agreement.

Article 8
ADDITIONAL AGREEMENTS

8.1	Superior Proposals

(a)	Prior to the Effective Date, NAN and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, discussions or negotiations with a person who seeks to initiate such discussions or negotiations and, subject to the entering into by such person of a confidentiality agreement on terms no less favourable to NAN and no more favourable to the other person than the Confidentiality Agreement, may furnish to such person information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(i)	such person has first made a bona fide Acquisition Proposal in writing that was not solicited by NAN or its representatives in violation of Section 6.2 in any material respect, which the NAN Board determines in good faith, after consultation with its financial advisors and legal counsel, would, if consummated in accordance with its terms, be reasonably likely to result in a Superior Proposal;

(ii)	the NAN Board, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(iii)	it has provided to PNR the information required to be provided under Section 8.1(b) in respect of such Acquisition Proposal and has promptly notified PNR in writing of the determinations in Sections 8.1(a)(i) and 8.1(a)(ii) above.

(b)	NAN shall promptly (and, in any event, within two calendar days) notify PNR, at first verbally and then in writing, of any Acquisition Proposal received after the date hereof, or any confidentiality agreement entered into in respect of any such Acquisition Proposal and any enquiry or contact received after the date hereof that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to it received after the date hereof or for access to its properties, books or records by any person that informs NAN that such person is considering making, or has made, an Acquisition Proposal after the date hereof; which notice will include any known terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, enquiry or contact as PNR may reasonably request, including the identity of the person making such proposal, enquiry or contact. NAN shall keep PNR informed of the status, including any change to the material terms, of any such Acquisition Proposal or enquiry. In addition, NAN shall provide PNR with a list of, or copies of, the information provided to any person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal pursuant to Section 8.1(a), and shall provide PNR with a copy of the confidentiality agreement entered into in accordance with Section 8.1(a) and with access to any information provided to any such person which has not already been provided to PNR.

(c)	In the event that NAN is in receipt of a Superior Proposal, it shall give PNR, verbally and in writing, at least five Business Days advance notice of any decision by the NAN Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the NAN Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such five Business Day period, NAN agrees not to accept, approve or enter into any agreement to implement such Superior Proposal and shall not modify or change its recommendation in respect of the Amalgamation. In addition, during such five Business Day period, NAN shall, and shall cause its financial and legal advisors to, negotiate in good faith with PNR and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement as would enable NAN to proceed with the Amalgamation as amended rather than the Superior Proposal. In the event that PNR proposes to amend this Agreement to provide that the NAN Shareholders shall receive a value per share equal to, or having a value greater than, the value per share provided in the Superior Proposal and so advises the NAN Board prior to the expiry of such five Business Day period, the NAN Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Amalgamation. If the NAN Board continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects PNR’s amended proposal, NAN may terminate this Agreement, provided however, that NAN must pay to PNR the Non-Completion Fee in accordance with Section 5.1(f) and Section 8.2.

(d)	NAN also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Subsection 8.1(c) to initiate an additional five Business Day notice period.

(e)	PNR agrees that all information that may be provided to it by NAN with respect to any Acquisition Proposal pursuant to this Section 8.1 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(f)	If required by PNR, NAN shall, subsequent to the five Business Day notice period contemplated by Section 8.1(c), reaffirm its recommendation of the Amalgamation by news release promptly, and in any event, within two Business Days of being requested to do so by PNR, in the event that:

(i)	any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or

(ii)	the Parties have entered into an amended agreement pursuant to Section 8.1(c) which results in any publicly announced Acquisition Proposal not being a Superior Proposal.

(g)	NAN shall ensure that its officers and directors and any brokers, investment bankers, advisors, agents or other representatives retained by it are aware of the provisions of this Section 8.1. NAN shall be responsible for any breach of this Section 8.1 by its officers, directors, brokers, investment bankers, advisors, agents or representatives.

(h)	For greater certainty, nothing in this Agreement shall prohibit the NAN Board from:

(i)	making any disclosure of an Acquisition Proposal to the NAN Shareholders prior to the Effective Time if, in the good faith judgment of the NAN Board after receiving the advice of outside legal counsel, such disclosure is necessary for the NAN Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law;

(ii)	taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and

(iii)	responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 8.1(a).

8.2	Non-Completion Fee

If, at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 5 (provided there is no material breach or non-performance by PNR of a material provision of this Agreement which would otherwise have entitled NAN to terminate this Agreement), NAN accepts, recommends, approves or enters into, or proposes publicly to accept, recommend, approve or enter into, any agreement with any person to implement a Superior Proposal (the “Non-Completion Payment Event”), then NAN shall pay to PNR $1,900,000 as liquidated damages (the “Non-Completion Fee”) in immediately available funds to an account designated by PNR within one Business Day after the occurrence of the Non-Completion Payment Event.

Following a Non-Completion Payment Event, but prior to payment of the Non-Completion Fee, NAN shall be deemed to hold such payment in trust for PNR. NAN shall only be obligated to pay the Non-Completion Fee once pursuant to this Section 8.2.

The Parties acknowledge and agree that the amounts set out in this Section 8.2 are payments in consideration for the disposition of the rights of the Party entitled to receive such payments under this Section 8.2 and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages which PNR will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. NAN hereby irrevocably waives any right it may have to raise as a defence that such liquidated damages are excessive or punitive. The Parties agree that any payment made pursuant to this Section 8.2 is the sole monetary remedy and shall be in full satisfaction of all rights and remedies available to PNR in respect of any prior breach of this Agreement by NAN or NAN Subco; provided, however, that nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenant or agreement, without the necessity of posting bond or security in connection therewith.

Article 9
General

9.1	Expenses

The Parties hereto acknowledge and agree that each Party shall be responsible for its own costs, whether or not the transactions contemplated herein are completed, including, but not limited to, the fees of its legal and financial advisors, regulatory fees and applicable taxes, as well as any fees, disbursements and charges incurred with respect to its due diligence investigations and the preparation of this Agreement and any other documents, certificates and opinions required for the Closing or otherwise required in connection herewith.

9.2	Notices

Each notice, demand or other communication required or permitted to be given hereunder shall be effective if by email, in writing and delivered personally, or sent by prepaid mail as follows:

(a)	If to NAN or NAN Subco,

North American Nickel Inc.
2500 – 666 Burrard Street
Vancouver, British Columbia, V6C 2X8

Attention:	John Hick, Director
Email:	[Redacted Personal Information]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario, M5X 1A4

Attention:	Sander Grieve / Andrew Disipio
Email:	grieves@bennettjones.com / disipioa@bennettjones.com

(b)	If to PNR:

Premium Nickel Resources Corporation
130 Spadina Avenue, Suite 401
Toronto, Ontario, M5V 2L4

Attention:	Sheldon Inwentash, Director
Email:	[Redacted Personal Information]

with a copy (which shall not constitute notice) to:

Moran Professional Corporation
[Redacted Personal Information]

Attention:	Timothy Moran
Email:	[Redacted Personal Information]

and any notice, demand or other communication given as aforesaid shall be deemed to be received on the date of email, or personal delivery if delivered or transmitted during normal business hours (and on the first Business Day thereafter if delivered or transmitted after normal business hours), and the third Business Day after mailing if sent by prepaid mail, excluding all days when normal mail service is interrupted. Any Party may from time to time change its address of service by notice to the other Parties in accordance herewith.

9.3	Entire Agreement and Further Assurances

This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, whether oral or written, existing between the Parties with respect to the subject matter hereof, including the letter of intent entered into between NAN and PNR dated effective February 16, 2022.

The Parties shall from time to time promptly execute or cause to be executed all such deeds, conveyances and other documents and instruments and do or cause to be done all such acts and other things which may be necessary or advisable to fully carry out and give effect to the intent of and matters contained in this Agreement, including, for the avoidance of doubt, the exchange of PNR Options for Resulting Issuer Replacement Options in order that the provisions of subsection 7(1.4) of the Tax Act apply to such exchange.

9.4	Amendments and Waivers

This Agreement may only be amended by instrument in writing signed by the Parties hereto, without further notice to, or consent or approval by, their respective shareholders unless strictly required by applicable law.

Any waiver or consent hereunder must be in writing and signed by the Party giving the waiver or consent. No waiver or consent hereunder shall be construed or deemed to be a waiver or consent with respect to any other provision hereof, or to be a continuous waiver or consent, unless so expressly provided for.

9.5	Severability

If any provision or part thereof of this Agreement is declared by a court or other judicial or administrative body of competent jurisdiction to be illegal, invalid or unenforceable, that provision or part thereof shall be severed from this Agreement and the remaining provisions of part thereof of this Agreement shall continue in full force and effect and unaffected thereby.

9.6	Assignment and Enurement

This Agreement is personal in nature and may not be assigned in whole or in part without the express written consent of the other Parties hereto. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

9.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Parties hereto acknowledge and agree that the courts of Ontario shall have exclusive jurisdiction with respect to any dispute or other matter arising hereunder.

9.8	Time of the Essence

Time shall be of the essence hereof.

9.9	Execution and Delivery

This Agreement may be signed and delivered in two or more counterparts and by electronic transmission, and, when taken together, such counterparts and facsimiles shall be deemed to constitute one and the same and an originally executed instrument having effect from the date first above written notwithstanding the date of execution and delivery.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

NORTH AMERICAN NICKEL INC.

Per:	(signed) “Douglas Ford”
	Name:	Douglas Ford
	Title:	Lead Director

1000178269 ONTARIO INC.

Per:	(signed) “John Hick”
	Name:	John Hick
	Title:	Director

PREMIUM NICKEL RESOURCES CORPORATION

Per:	(Signed) “Sheldon Inwentash”
	Name:	Sheldon Inwentash
	Title:	Director

[Signature page to Amalgamation Agreement]

Appendix “A”

FORM OF NAN SUPPORT AGREEMENT

See attached.

A-1

PREMIUM NICKEL RESOURCES CORPORATION

CONFIDENTIAL	April ■, 2022

TO:	■ (“■”)
[Insert address]

Dear: ■

Re:        Support of Reverse Take-Over of North American Nickel Inc. (“NAN”)

We are reaching out to you as a significant shareholder of NAN in connection with a potential transaction with NAN, which would result in the reverse takeover of NAN (the “RTO Transaction”) by Premium Nickel Resources Corporation (“PNR”, “we” or “us”), as described in NAN’s news release dated February 17, 2022.

We understand that you own or control, directly or indirectly, ■ common shares of NAN and, as such, we are seeking your continued support of NAN in respect of the RTO Transaction. The terms of the RTO Transaction are more particularly described in the definitive amalgamation agreement to be entered into between PNR, NAN and a wholly-owned subsidiary of NAN (“NAN Subco”) setting out the terms of the RTO Transaction (“Definitive Agreement”), a copy of which has been provided to you.

By signing this agreement and supporting NAN in the RTO Transaction, you agree until the earlier of (i) the date on which the Definitive Agreement is terminated in accordance with its terms, and (ii) the date on which the RTO Transaction is consummated: (a) not to option, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any common shares of NAN (“NAN Shares”) you beneficially own or exercise control or direction over, including the NAN Shares set out above your name on the acceptance page, and any other securities of NAN acquired by or issued to you after the date hereof (collectively, the “Subject Shares”), if any, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, without our prior written consent; (b) not to solicit, initiate, facilitate (including, for certainty, by way of furnishing information in respect of NAN), promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, or otherwise cooperate in any way with, directly or indirectly, or enter into any agreement, arrangement or understanding with, any person other than us relating to the Subject Shares or any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving NAN (an “Alternative Proposal”) and, if applicable, not permit any of your officers, directors, employees, agents, affiliates or representatives to do likewise on your behalf; (c) to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Alternative Proposal; (d) not to initiate, propose, assist or participate in any activity which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction or otherwise cooperate in anyway with any effort or attempt by an other person or group to do or seek to do any of the foregoing; and (e) to vote against any proposal submitted to the shareholders of NAN involving any person other than us concerning any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving NAN which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction.

You further agree that you will:

(a)	vote (or, alternatively, consent in writing in satisfaction of the policies of the TSX Venture Exchange) the Subject Shares, in favour of (i) the RTO Transaction and (ii) any other matter necessary or advisable for the consummation of the RTO Transaction, including all matters described in the Definitive Agreement (i.e., corporate name and ticker symbol change, board size and composition and share consolidation of NAN) and all such other matters as may be recommended by management of NAN in connection with the RTO Transaction ((i) and (ii) are collectively referred to herein as the “RTO Matters”) at the meeting of shareholders of NAN, if any, held to consider the RTO Matters (a “NAN Meeting”) or any adjournment or postponement thereof or, alternatively, in writing in satisfaction of the policies of the TSX Venture Exchange;

(b)	no later than five business days prior to the date of any NAN Meeting (or any adjournment or postponement thereof) deliver or to cause to be delivered to NAN (with a copy to PNR), a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the RTO Matters;

(c)	not exercise any rights to dissent in connection with the RTO Transaction or the RTO Matters;

(d)	not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(e)	not vote any of the Subject Shares in respect of any proposed action by NAN or its shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(f)	promptly deliver such other written instruments as may be required by the TSX Venture Exchange to demonstrate shareholder approval of any RTO Matters (including, for certainty, consent in writing to the RTO Transaction in satisfaction of the policies of the TSX Venture Exchange) or as may reasonably be requested by PNR;

(g)	not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of NAN’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or relinquish or modify your right to exercise control or direction over or to vote any Subject Shares or agree to do any of the foregoing; and

(h)	not do indirectly that which you may not do directly by the terms of this Agreement.

Other than in accordance with applicable laws or rules of stock exchanges you will not make any public disclosure or announcement of or pertaining to this agreement or any potential transaction without PNR’s prior written consent, which is not to be unreasonably withheld or delayed. In the case of any disclosure or announcement required by laws or stock exchange rules you agree to use commercially reasonable efforts to provide us with reasonable notice of the making of such disclosure or announcement.

Each of us confirms to each other that we are authorized to execute and deliver this letter and this letter will be a valid and binding agreement, enforceable against each other in accordance with its terms. You further confirm that you own or exercise control or direction over the number of NAN Shares and number of securities convertible into NAN Shares set out above your name on the acceptance page, you do not own, directly or indirectly, or exercise control or direction over any other shares of NAN or any other securities convertible into shares of NAN and you do not have any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of additional shares of NAN or securities convertible into shares of NAN. You have the sole right to vote all of the Subject Shares, are the beneficial owner of, or exercise control and direction over, all of the Subject Shares and have the authority to accept this letter and carry out the transactions contemplated hereby. You further confirm that no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, including any right to vote, except PNR pursuant to this Agreement. Thank you again for your continued support of NAN as we look forward to the completion of the RTO Transaction.

[Remainder of page intentionally left blank. Signature pages follow.]

lf the foregoing correctly sets forth our understanding, please indicate your acceptance thereof by signing and returning the enclosed duplicate of this agreement.

Yours truly,

PREMIUM NICKEL RESOURCES CORPORATION

By:
Name:
Title:

Accepted and agreed to this ______ day of April, 2022.

Number of common shares of NAN owned or controlled by you: ____________.

Number and type of securities convertible into common shares of NAN owned or controlled by you (if none write “N/A”):

Type of convertible securities	Number of convertible securities

[If shareholder is an individual, please use the following signature block:]

Shareholder Name:

[If shareholder is a corporate entity, please use the following signature block:]

■

By:
Name:
Title:

I have authority to bind the company

Appendix “B”

FORM OF PNR SUPPORT AGREEMENT

See attached.

B-1

NORTH AMERICAN NICKEL INC.

CONFIDENTIAL	April ■, 2022

TO:	■ (“■”)
[Insert address]

Dear ■:

Re:	Support of Reverse Take-Over by Premium Nickel Resources Corporation (“PNR”) of North American Nickel Inc. (“NAN”, “we or “us”)

We understand that you own or control, directly or indirectly, ■ common shares of PNR. We are devoting significant resources to evaluating a potential transaction with PNR, which would result in the reverse takeover of NAN (the “RTO Transaction”) by PNR, pursuant to which, among other things, each common share of PNR (“PNR Shares”) outstanding immediately prior to closing of the RTO Transaction (other than PNR Shares held by NAN) will be exchanged for 5.27 common shares of NAN. The terms of the RTO Transaction are more particularly described in the definitive amalgamation agreement to be entered into between NAN, PNR and 1000178269 Ontario Inc. (“NAN Subco”), a wholly-owned subsidiary of NAN, setting out the terms of the RTO Transaction (“Definitive Agreement”), a copy of which has been provided to you. We will only enter into a Definitive Agreement with PNR and NAN Subco in respect of the RTO Transaction if you agree to support such transaction.

You agree until the earlier of (i) the date on which the Definitive Agreement is terminated in accordance with its terms, and (ii) the date on which the RTO Transaction is consummated: (a) not to option, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any PNR Shares you beneficially own or exercise control or direction over, including the PNR Shares set out above your name on the acceptance page, and any other securities of PNR acquired by or issued to you after the date hereof (collectively, the “Subject Shares”), if any, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, without our prior written consent, except pursuant to the RTO Transaction; (b) not to solicit, initiate, facilitate (including, for certainty, by way of furnishing information in respect of PNR), promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, or otherwise cooperate in any way with, directly or indirectly, or enter into any agreement, arrangement or understanding with, any person other than us or NAN Subco relating to the Subject Shares or any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving PNR (an “Alternative Proposal”) and, if applicable, not permit any of your officers, directors, employees, agents, affiliates or representatives to do likewise on your behalf; to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Alternative Proposal; (d) not to initiate, propose, assist or participate in any activity which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction or otherwise cooperate in anyway with any effort or attempt by an other person or group to do or seek to do any of the foregoing; and (e) to vote against any proposal submitted to the shareholders of PNR involving any person other than us or NAN Subco concerning any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving PNR which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction.

You further agree that you will:

(a)	vote the Subject Shares, in favour of (i) the RTO Transaction and (ii) any other matter necessary or advisable for the consummation of the RTO Transaction, including all matters described in the Definitive Agreement ((i) and (ii) are collectively referred to herein as the “RTO Matters”) at the meeting of shareholders of PNR held to consider the RTO Matters (a “PNR Meeting”) or any adjournment or postponement thereof;

(b)	no later than five business days prior to the date of any PNR Meeting (or any adjournment or postponement thereof) deliver or to cause to be delivered to PNR (with a copy to NAN), a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the RTO Matters;

(c)	not exercise any rights to dissent in connection with the RTO Transaction or the RTO Matters;

(d)	not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(e)	not vote any of the Subject Shares in respect of any proposed action by PNR or its shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(f)	not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of PNR’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or relinquish or modify your right to exercise control or direction over or to vote any Subject Shares or agree to do any of the foregoing, other than the power of attorney granted to the directors of PNR pursuant to the PNR unanimous shareholder agreement dated February 26, 2020 (the “PNR Shareholder Agreement”); and

(g)	not do indirectly that which you may not do directly by the terms of this Agreement.

Other than in accordance with applicable laws you will not make any public disclosure or announcement of or pertaining to this agreement or any potential transaction without NAN’s prior written consent, which is not to be unreasonably withheld or delayed. In the case of any disclosure or announcement required by laws you agree to use commercially reasonable efforts to provide us with reasonable notice of the making of such disclosure or announcement.

Each of us confirms to each other that we are authorized to execute and deliver this letter and this letter will be a valid and binding agreement, enforceable against each other in accordance with its terms. You further confirm that you own or exercise control or direction over the number of PNR Shares and number of securities convertible into PNR Shares set out above your name on the acceptance page, you do not own, directly or indirectly, or exercise control or direction over any other shares of PNR or any other securities convertible into shares of PNR and you do not have any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of additional shares of PNR or securities convertible into shares of PNR, other than pursuant to the PNR Shareholder Agreement. You have the sole right to vote all of the Subject Shares, are the beneficial owner of, or exercise control and direction over, all of the Subject Shares and have the authority to accept this letter and carry out the transactions contemplated hereby. You further confirm that no individual or entity has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, including any right to vote, except NAN pursuant to this Agreement, NAN Subco pursuant to the Definitive Agreement or pursuant to the PNR Shareholder Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

lf the foregoing correctly sets forth our understanding, please indicate your acceptance thereof by signing and returning the enclosed duplicate of this agreement.

Yours truly,

NORTH AMERICAN NICKEL INC.

By:

Name:
Title:

Accepted and agreed to this ______ day of April, 2022.

Number of common shares of NAN owned or controlled by you: ____________.

Number and type of securities convertible into common shares of NAN owned or controlled by you (if none write “N/A”):

Type of convertible securities	Number of convertible securities

[If shareholder is an individual, please use the following signature block:]

______________________________

Shareholder Name:

[If shareholder is a corporate entity, please use the following signature block:]

■

By:
Name:
Title:

I have authority to bind the company

Appendix “C”

DESCRIPTION OF SHARE CAPITAL

to the Amalgamation Agreement made effective as of April 25, 2022 among
North American Nickel Inc., 1000178269 Ontario Inc. and Premium Nickel Resources Corporation

1.	North American Nickel Inc.

The authorized capital of NAN consists of an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

As at the date of this Agreement, the following securities of NAN are issued and outstanding:

Type of Security	Number
NAN Shares	133,870,031
NAN Preferred Shares	590,931
NAN Options	14,978,972	(1)
NAN Warrants	13,417,421	(2)

Notes:

(1)	Each NAN Option is exercisable for one NAN Share, as follows:
•	5,800,000 NAN Options at an exercise price of $0.16 per NAN Share until February 24, 2025;
•	1,200,000 NAN Options at an exercise price of $0.09 per NAN Share until August 19, 2025;
•	2,985,000 NAN Options at an exercise price of $0.32 per NAN Share until February 25, 2026; and
•	4,993,972 NAN Options at an exercise price of $0.40 per NAN Share until October 25, 2026.

(2)	Each NAN Warrant is exercisable for one NAN Share, as follows:
•	8,871,817 NAN Warrants at an exercise price of $0.09 per NAN Share until August 13, 2022;
•	1,076,067 NAN Warrants at an exercise price of $0.09 per NAN Share until August 31, 2022; and
•	3,469,537 NAN Warrants at an exercise price of $0.35 per NAN Share until April 16, 2023.

2.	NAN Subco

The authorized capital of NAN Subco consists of an unlimited number of common shares without par value.

As at the date of this Agreement, the following securities of NAN Subco are issued and outstanding:

Type of Security	Number
NAN Subco Shares	1

C-1

3.	Premium Nickel Resources Corporation

The authorized capital of PNR consists of an unlimited number of common shares without par value.

Type of Security	Number
PNR Shares	85,616,075
PNR Options	8,500,000
Other agreements/rights to issue PNR Shares	—	(2) (3)

Notes:

(1)	Each PNR Option is exercisable for one PNR Share, as follows:
•	4,500,000 PNR Options at an exercise price of $0.40 per PNR Share until January 26, 2026;
•	1,275,000 PNR Options at an exercise price of $0.95 per PNR Share until September 29, 2026; and
•	2,725,000 PNR Options at an exercise price of $2.00 per PNR Share until January 19, 2027.

(2)	Pursuant to the 15% Warrant held by NAN, NAN is entitled to acquire up to 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025.

(3)	Pursuant to a promissory note issued by PNR (as more fully detailed below), the holder has an option to convert the principal amount thereunder plus any accrued interest thereon to PNR Shares prior to April 30, 2022, the whole in accordance with the terms of the promissory note:

•	$10,000 principal amount with interest thereon of 10% per annum held by Charles Riopel.

C-2

Appendix “B”
Resulting Issuer Option Plan

B-1

PREMIUM NICKEL RESOURCES LTD.

STOCK OPTION PLAN

1.             PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Consultants, Consultant Company or Management Company Employees (as such terms are defined below) of the Company and its subsidiaries, or where the Company is an Unlisted Issuer, an Eligible Charitable Organization (collectively "Eligible Persons"), to be known as the "Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten years, as determined by the board of directors of the Company, to buy shares of the Company at a price (except, for greater certainty, the Resulting Issuer Replacement Options which are granted with an exercise price set out in the applicable Option Exchange Agreement and determined in accordance with the Amalgamation Agreement) equal to the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board.

2.             DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	"Amalgamation Agreement" means the amalgamation agreement dated as of April 25, 2022 among North American Nickel Inc., 1000178269 Ontario Inc. and Premium Nickel Resources Corporation.

2.2	"Associate" means an "Associate" as defined in the TSXV Policies.

2.3	"Blackout Period" has the meaning given to that term in Section 4.5(a) hereof.

2.4	"Board" means the Board of Directors of the Company.

2.5	"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

2.6	"Company" means Premium Nickel Resources Ltd. and its successors.

2.7	"Consultant" means a "Consultant" as defined in the TSXV Policies.

2.8	"Consultant Company" means a "Consultant Company" as defined in the TSXV Policies.

2.9	"Corporate Reorganization" has the meaning given to that term in Section 5.3 hereof.

2.10	"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

2.11	"Discounted Market Price" of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under TSXV Policies applicable to Options.

2.12	"Eligible Charitable Organization" means an "Eligible Charitable Organization" as defined in the TSXV Policies.

2.13	"Eligible Persons" has the meaning given to that term in Section 1 hereof.

2.14	"Employee" means an "Employee" as defined in the TSXV Policies.

2.15	"Exchanges" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

2.16	"Expiry Date" means the date set by the Board under Section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.17	"Extension Period" has the meaning given to that term in Section 4.5(b) hereof.

2.18	"Grant Date" means the date specified in the Option Agreement as the date on which an Option is granted.

2.19	"Insider" means an "Insider" as defined in the TSXV Policies.

2.20	"Investor Relations Service Providers" means "Investor Relations Service Providers" as defined in the TSXV Policies.

2.21	"Issued Shares" means "Issued Shares" as defined in the TSXV Policies.

2.22	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in National Instrument 62-104 – Take-Over Bids and Issuer Bids.

2.23	"Management Company Employee" means a "Management Company Employee" as defined in the TSXV Policies.

2.24	"Market Price" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.25	"Offer" has the meaning given to that term in Section 4.6 hereof.

2.26	"Option" means an option to purchase Shares granted pursuant to this Plan and includes a Resulting Issuer Replacement Option.

2.27	"Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option and includes, in the case of Resulting Issuer Replacement Options held by Resulting Issuer Replacement Optionholders, an Option Exchange Agreement.

2.28	"Option Exchange Agreement" means the agreement between the Company and each Resulting Issuer Replacement Optionholder, whereby the Company grants a Resulting Issuer Replacement Option to such Resulting Issuer Replacement Optionholder.

2.29	"Optionee" means each of Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators and includes a Resulting Issuer Replacement Optionholder.

2.30	"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Section 5 hereof.

2.31	"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.32	"Plan" means this Stock Option Plan.

2.33	"Resulting Issuer Replacement Option" has the meaning given to that term in the Amalgamation Agreement.

2.34	"Resulting Issuer Replacement Optionholder" means the holder of a Resulting Issuer Replacement Option.

2.35	"Share Reorganization" has the meaning given to that term in Section 5.1 hereof.

2.36	"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to Section 5 hereof, "Shares" shall thereafter mean the shares or other securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

2.37	"Securities Act" means the Securities Act (Ontario), R.S.O. 1990, c. S.5, as amended, as at the date hereof.

2.38	"Special Distribution" has the meaning given to that term in Section 5.2 hereof.

2.39	"TSXV Policies" means the Corporate Finance Manual of the TSX Venture Exchange and bulletins, regulations and guidance promulgated thereunder.

2.40	"Unissued Option Shares" means the number of Shares which have, at a particular time, been reserved for issuance upon the exercise of an Option, but which have not been issued, as adjusted from time to time in accordance with the provisions of Section 5 hereof, such adjustments to be cumulative.

2.41	"Unlisted Issuer" means a company, corporation trust or limited partnership which has no securities listed or quoted on any stock exchange, nor has outstanding securities for which trading is reported to or through a stock exchange or public market.

2.42	"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

2.43	"VWAP" means the volume weighted average trading price of the Shares on the Exchanges calculated by dividing the total value by the total volume of the Shares traded for the five trading days immediately preceding the exercise of the subject Option, or if the Shares are not listed on any stock exchange, "VWAP" of Shares means the VWAP on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the five days immediately preceding the exercise of the subject Option.

3.            GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date, provided that notwithstanding the foregoing, the Option Price of the Resulting Issuer Replacement Options shall be set out in the applicable Option Exchange Agreement and as determined in accordance with the Amalgamation Agreement. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 22,600,000 Shares and, for greater certainty, shall not exceed 20% of the Shares as at the date of implementation of the Plan by the Company. The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a)	in aggregate shall not exceed 22,600,000 and, for greater certainty, shall not exceed 20% of the Shares as at the date of implementation of the Plan by the Company; and

(b)	to all Insiders as a group shall not exceed 10% of the Issued Shares at any point in time (unless otherwise approved by the disinterested shareholders of the Company).

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to all Insiders as a group shall not exceed 10% of the Issued Shares on the Grant Date (unless otherwise approved by the disinterested shareholders of the Company);

(b)	to any one Optionee, shall not exceed 5% of the Issued Shares on the Grant Date (unless otherwise approved by the disinterested shareholders of the Company);

(c)	to any one Consultant shall not exceed 2% of the Issued Shares of the Company on the Grant Date; and

(d)	to all Investor Relations Service Providers in the aggregate shall not exceed 2% of the Issued Shares of the Company, which Options are to be vested in stages over at least a one-year period such that:

(i)	no more than 1/4 of the Options vest no sooner than three months after the Grant Date;

(ii)	no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(iii)	no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(iv)	the remainder of the Options vest no sooner than 12 months after the Grant Date.

(e)	to all Eligible Charitable Organizations in the aggregate shall not exceed 1% of the Issued Shares of the Company on the Grant Date, which Options shall expire on or before the earlier of:

(i)	the date that is ten years from the Grant Date of the Option; and

(ii)	the 90th day following the date that the holder of the Options ceases to be an Eligible Charitable Organization.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Company or Management Company Employees, the Company is representing herein and in the applicable Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.             EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to Section 4.3 and Section 4.4 hereof, an Option shall be granted as fully Vested on the Grant Date, and may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date, provided that this Plan has been previously approved by the shareholders of the Company, where such prior approval is required by TSXV Policies, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Board, in its sole discretion, may permit the exercise of an Option through any of the following methods:

(a)	Payment

Options may be exercisable by delivering to the Company a notice specifying the number of Option Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Option Share. Upon notice and payment there will be binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

(b)	Cashless Exercise

A cashless exercise mechanism whereby the Company has an arrangement with a brokerage firm pursuant to which:

(i)	the brokerage firm agrees to loan money to a Optionee to purchase the Option Shares underlying the Options to be exercise by the Optionee;

(ii)	the brokerage firm receives such number of Option Shares to sell, at the direction of and on behalf of the Optionee, the aggregate proceeds of which are sufficient to cover the Option Price of the Options in order to permit the Optionee to repay the loan made to the Optionee; and

(iii)	the Optionee receives the balance of the Option Shares pursuant to such exercise, or cash proceeds from the sale of the balance of the Option Shares.

(c)	Net Exercise

A net exercise mechanism, whereby Options, except Options granted to an Investor Relations Service Provider, are exercised without the Optionee making any cash payment so the Company does not receive any cash from the exercise of such Options and the Optionee receives only the number of Option Shares that is equal to the quotient obtained by dividing: (A) the product of the number of Options being exercised and the difference between the VWAP of the underlying Shares and the Option Price of the subject Options; by (B) the VWAP of the underlying Shares.

4.3	Vesting of Option Shares

An Option shall be granted hereunder as fully Vested, unless a vesting schedule is imposed by the Board as a condition of the grant on the Grant Date; and provided that if the Option is being granted to an Investor Relations Service Provider, then the Option must vest in stages as set out in Section 3.2(d) hereof.

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date.

(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

Notwithstanding the foregoing, Resulting Issuer Options held by Resulting Issuer Replacement Optionholders who are not Eligible Persons at the Closing (as defined in the Amalgamation Agreement) will expire 12 months from the date of the Closing.

4.5	Blackout Extension

(a)	The Company may from time to time impose trading blackouts during which directors, officers, employees or consultants may not trade in the securities of the Company (a "Blackout Period"). If a Blackout Period is imposed, subject to the terms of the blackout and the Company's blackout policy, a holder of an Option may not exercise Options until expiry of the Blackout Period.

(b)	As a result of the foregoing limitation, and notwithstanding any other provision of the Plan, the term of any Option that would otherwise expire during a Blackout Period will be extended by ten (10) trading days following the expiry of such Blackout Period (the "Extension Period"), provided that the following requirements are satisfied:

(i)	the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies. For greater certainty, in the absence of the Company formally imposing a Blackout Period, the expiry date of any Options will not be automatically extended in any circumstances;

(ii)	the Blackout Period must expire upon the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Extension Period to enable the exercise of such Option within 10 trading days following the end of the last imposed Blackout Period; and

(iii)	the automatic extension of a holder's Options will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company's securities.

4.6	Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of Subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon the Option Shares subject to such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.

4.7	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, are Vested (subject to the proviso below), and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided that where an Option was granted to an Investor Relations Service Provider, the Board declaration that Option Shares issuable upon the exercise of such Options granted under the Plan be Vested with respect to such Option Shares, is subject to prior approval of the Exchanges. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this Section, except that not less than 5 business days and not more than 35 days' notice is required.

4.8	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option shall become Vested and may be exercised in whole or in part by the Optionee immediately prior to such Change of Control.

4.9	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, by the cancellation of the right to purchase Option Shares under the Option Agreement shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.10	Shares Not Acquired, Cancelled or Terminated

Any Unissued Option Shares not acquired by an Optionee under an Option for reason that it is cancelled, terminated, surrendered, forfeited or expired without being exercised may be made the subject of a further Option granted pursuant to the provisions of the Plan. For greater certainty, any Option Shares acquired by an Optionee under an Option shall not continue to be issuable under the Plan.

5.             ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or at the effective time of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)	a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subparagraph (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), the Board shall make such adjustments to the Plan and to the Options then outstanding under the Plan as the Board determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Optionee shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation, a reduction of the Option Price or an increase in the number of Unissued Option Shares.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in Section 5.1 or Section 5.2 hereof;

(b)	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation,

(any such event being herein called a "Corporate Reorganization") the Board shall make such adjustments to the Plan and to the Options then outstanding under the Plan as the Board determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Optionee shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation, the substitution or replacement of similar options to purchase other shares in the Company (or in the case of an event described in (b) above, shares in the corporation resulting from such event).

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Toronto, Ontario, that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of Section 5.1, Section 5.2 or Section 5.3 is subject to the approval of the Exchanges where required pursuant to their policies, and compliance with the applicable securities rules or regulations of any other governmental authority having jurisdiction.

6.             MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective immediately upon the approval of the Board, where the Company is a non-reporting issuer. If the Company is a reporting issuer whose Shares are listed on any Exchanges, then the Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution, where such prior approval is required by the policies of the Exchanges. Any Options granted under this Plan before such prior approval shall only be exercised upon the receipt of such approval, where it is required by the policies of the Exchanges. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price or an extension of the term of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to compliance with the policies of the Exchanges and applicable securities rules or regulations of any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to comply with such policies, rules or regulations, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in Section 5.4 hereof, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

Notwithstanding any other provision of this Plan, the Company or any affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option or Option Share or other benefit under the Plan. In such circumstances, the Company or any affiliate may require that the Optionee pay to the Company or any affiliate, such amount as the Company or any affiliate reasonably determines it is obliged to remit to the relevant tax authorities in connection with any Option or Option Share or other benefit under the Plan. Alternatively, the Company or any affiliate shall have the right, in its discretion, to satisfy any such liability by the withholding of all or any portion of any payment to be made to the Optionee (under this Plan or otherwise), and as a condition of and prior to participation of the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. Neither the Company nor any of its affiliates shall be held responsible for any tax consequences to an Optionee as a result of the Optionee's participation in the Plan.

6.5	Amendments to the Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchanges having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment

No Optionee may assign any of his or her rights under the Plan or any Option granted thereunder.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of Ontario.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Schedule "A"

PREMIUM NICKEL RESOURCES LTD. STOCK OPTION PLAN

OPTION AGREEMENT

[Note: If the Option Price is less than the Market Price at the time of the grant then insert the following legend:] Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 20● [four months and one day after the date of grant].

This Option Agreement is entered into between Premium Nickel Resources Ltd. ("Company") and the Optionee named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	On ●, 20● (the "Grant Date");

2.	● (the "Optionee");

3.	was granted the option (the "Option") to purchase ● common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $● per share;

5.	which shall be exercisable as fully Vested from the Grant Date, unless the granting of this Option is to a Investor Relations Service Provider, in which case the Option will be vested over a 12 month period from the date of grant in accordance with TSXV Policies;

6.	terminating on the ●, 20● (the "Expiry Date");

7.	by signing this Option Agreement, the Optionee acknowledges and consents to:

(a)	the disclosure of Personal Information by the Company to the TSX Venture Exchange (the "Exchange") (as defined in Exchange Appendix 6A – see Appendix "1" hereto) pursuant to the Exchange Form 4G which the Company is required to file in connection with this Option grant; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time;

(Where "Personal Information" means any information about the Optionee, and includes the information contained in the tables, as applicable, found in Exchange Form 4G), all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

PREMIUM NICKEL RESOURCES LTD.

Per:
OPTIONEE		Authorized Signatory

Appendix "1"

APPENDIX 6A ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as "the Exchange") collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,

•	to verify the Personal Information that has been provided about each individual,

•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,

•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

•	to conduct enforcement proceedings, and

•	to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange's website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers.

Appendix “C”
Information Concerning NAN

The following is a summary of NAN, which should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement. The information contained in this Appendix “C” – “Information Concerning NAN”, unless otherwise indicated, is given as of July 22, 2022. Capitalized terms used but not otherwise defined in this Appendix “C” – “Information Concerning NAN” shall have the meaning ascribed to them in the Filing Statement. See “Glossary”.

Corporate Structure

Name, Address and Incorporation

NAN was incorporated under the laws of the Province of British Columbia, Canada, on September 20, 1983, under the name “Rainbow Resources Ltd.” NAN’s name was changed to “Widescope Resources Ltd.” on May 1, 1984, and to “Gemini Technology Inc.” on September 17, 1985. On July 12, 2006, NAN’s name was further changed to “Widescope Resources Inc.” Effective April 19, 2010, NAN’s name was changed to “North American Nickel Inc.” The registered and records office of NAN is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

As at the date of this Filing Statement, NAN has three subsidiaries: NAN Exploration Inc., North American Nickel (US) Inc., and NAN Subco. NAN Subco was incorporated on April 18, 2022, in connection with the Transaction. As of the date hereof, the corporate structure of NAN is set forth in the chart below.

General Development of the Business

History

NAN’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its equity interest in PNR. In view of the current stage of NAN’s operations, NAN’s management regularly considers and discusses potential asset acquisition opportunities globally. NAN began trading on the Exchange under the symbol “NAN” on May 30, 2011.

In early 2018, NAN initiated a strategy to assemble a diversified portfolio of highly prospective Ni-Cu-Co projects that were located in countries with politically low risk countries and that demonstrate sustainable economics assuming conservative long-term commodity prices. In connection with this strategy, NAN has acquired several projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt, and the Quetico Nickel Project located in Sudbury, Ontario.

On September 30, 2019, NAN entered into a Memorandum of Understanding with PNR, which outlined their interest in negotiating and acquiring several assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation. In connection therewith, NAN initially subscribed for 2.4 million PNR Shares at $0.01 per PNR Share. PNR issued the 15% Warrant in connection with NAN’s initial investment. Subsequently, NAN subscribed for an additional 4,657,711 PNR Shares for a further investment of $154,164 in 2020. As of the date hereof, NAN holds 7,667,707 PNR Shares and the 15% Warrant.

On January 1, 2020, NAN entered into a management and technical services agreement with PNR whereby NAN will provide certain technical, corporate, administrative and clerical, office and other services to PNR during the development stage of the contemplated arrangement. See Appendix “D” –“Information Concerning PNR – Management and Technical Services Agreement”.

Transaction Related Financing

In connection with the Transaction, NAN completed a brokered private placement of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt for aggregate gross proceeds of $10,136,640 on April 28, 2022. Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the Transaction is completed, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Shares) after giving effect to the Consolidation. For details on the terms of the Subscription Receipts, Escrow Release Conditions and commissions paid, see “The NAN Financing” in this Filing Statement.

Selected Consolidated Financial Information and Management’s Discussion and Analysis

The following table sets out certain financial information for NAN in the most recently completed financial year ended December 31, 2021 and most recently completed interim period ended March 31, 2022. The following information should be read in conjunction with the NAN Annual Financial Statements and MD&A for the year ended December 30, 2021 and NAN Interim Financial Statements and MD&A for the period ended March 31, 2022 set forth in this Filing Statement. Please see Appendix “F” – “Financial Statements of NAN” and Appendix “G” – “Management’s Discussion and Analysis of NAN”, respectively, to this Filing Statement.

Select Financial Information
	As at December 31, 2021 ($ ’000s)	As at March 31, 2022 ($ ’000s)
Total Expenses	$3,721	$254
Amounts deferred in connection with the Transaction	Nil	Nil

Description of the Securities

NAN has an authorized capital consisting of an unlimited number of NAN Shares and 100,000,000 NAN Preferred Shares. The following table sets forth NAN’s capital structure as of the date of this Filing Statement.

NAN Securities	Authorized		Outstanding
NAN Shares	Unlimited		133,870,031
NAN Preferred Shares	100,000,000	(1)	590,931	(1)
NAN Warrants	13,417,421		13,417,421
NAN Options	19,000,000	(2)	14,978,972
Subscription Receipts	21,118,000	(3)	21,118,000

Notes:

(1)	Out of 100,000,000 NAN Preferred Shares authorized, 20,000,000 are authorized as series 1 convertible preferred shares. The 590,931 NAN Preferred Shares outstanding as of the date hereof are designated as series 1 convertible preferred shares.
(2)	The NAN Option Plan is a “fixed” stock option plan with 19,000,000 NAN Options authorized for issuance under the plan. The NAN Option Plan was approved by the NAN Shareholders on November 24, 2021.
(3)	Represents the Subscription Receipts issued pursuant to the NAN Financing. See “The NAN Financing” for more details.

In completing the Transaction, NAN will be required to issue NAN Shares. Holders of NAN Shares are entitled to receive notice of any meeting of shareholders of NAN and to attend and to cast one vote per NAN Share at all such meetings. Holders of NAN Shares are entitled to receive dividends, if any, as and when declared by the NAN Board in its discretion. Upon the liquidation, dissolution or winding up of NAN, holders of NAN Shares are entitled to receive on a pro rata basis the net assets of NAN, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to the holders of NAN Shares with respect to dividends or liquidation. The NAN Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Equity Incentive Plans

NAN Stock Option Plan

The NAN Option Plan was approved by the NAN Shareholders on November 24, 2021. The Resulting Issuer Option Plan, which amends the NAN Option Plan has been approved by NAN Shareholders at the Meeting and will be effective upon the completion of the Transaction.

The NAN Option Plan is a “fixed” stock option plan, pursuant to which NAN may issue up to 19,000,000 NAN Options, of which 4,021,028 remain unissued. NAN Options under the NAN Option Plan may be granted by the NAN Board to eligible persons, who are directors, officers, consultants of NAN or its subsidiaries (if any), eligible persons who are employees of a company are providing management services to NAN, or charitable organizations. NAN Options granted under the NAN Option Plan have a maximum exercise period of up to 10 years, as determined by the NAN Board.

The NAN Option Plan limits the number of stock options which may be granted to any one individual to not more than 5% of the total NAN Shares in any 12 month period (unless otherwise approved by the disinterested shareholders of NAN). A “disinterested shareholder” is a NAN Shareholder who is not a director, officer, promoter, or other insider of NAN, or its associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

The number of NAN Options granted to any one consultant or person employed to provide investor relations activities in any 12-month period must not exceed 2% of the total issued NAN Shares. Any NAN Options granted under the NAN Option Plan will not be subject to any vesting schedule, unless otherwise determined by the board of directors of NAN or required by the policies of the Exchange.

Options under the NAN Option Plan may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the NAN Option. In the event of the resignation, or the termination or removal of an optionee without just cause, any NAN Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any NAN Option granted to such optionee will be cancelled as at the date of termination.

Resulting Issuer Option Plan

The Resulting Issuer Option Plan, a copy of which is attached as Appendix “B” – “Resulting Issuer Option Plan” to this Filing Statement, has been approved at the Meeting and will be effective upon the completion of the Transaction. A description of the key terms of each of these Resulting Issuer Option Plan which is qualified in its entirety by reference to the full text of the Resulting Issuer Option Plan, is set forth on Appendix “E” – “Information Concerning the Resulting Issuer” under the heading “Equity Incentive Plan”.

If the Transaction is completed, then the Resulting Issuer Option Plan will be authorized to be implemented by the Resulting Issuer.

Market Price and Trading Volume Information

NAN Shares are listed on the Exchange under the symbol “NAN”. The following table summarizes the range of high and low sales prices (which are not necessarily the closing prices) and the aggregate trading volumes of NAN Shares traded on the Exchange for each of the periods indicated:

Date	High (CDN$)	Low (CDN$)	Volume
January 1-February 16, 2022	0.640	0.435	8,551,398
October 1 – December 31, 2021	0.650	0.315	14,095,920
July 1 – September 30, 2021	0.350	0.225	4,275,737
April 1 – June 30, 2021	0.290	0.215	5,056,217
January 1 – March 1, 2021	0.390	0.140	26,327,581
October 1 – December 31, 2020	0.225	0.150	5,275,064
July 1 – September 30, 2020	0.300	0.080	10,005,288
April 1 – June 30, 2020	0.100	0.070	2,214,084
January 1 – March 31, 2020	0.215	0.060	1,520,935

The closing price of NAN Shares on February 17, 2022, the day of the public announcement of the Transaction was $0.58 per NAN Share on the Exchange. The NAN Shares have been halted since the announcement of the Transaction, and it is expected that they will remain halted until, at the earliest, the completion of the proposed Transaction.

Prior Sales

The following table summarizes the issuance by NAN of securities during the twelve months preceding the date hereof:

Date of Issuance	Securities	Number of Securities	Issue/Exercise Price per Security
April 28, 2022	Subscription Receipts(1)	21,118,000	$0.48
October 25, 2021	Options	4,993,972	$0.40

Note:

(1)	Each Subscription Receipt will automatically convert into one NAN Share (or 1/5 post-Consolidation NAN Shares, after giving effect to the Consolidation and Transaction) upon the satisfaction or waiver of the Escrow Release Conditions. See “The NAN Financing” for more details on terms of the Subscription Receipts and Escrow Release Conditions.

Executive Compensation

The following disclosure of executive compensation is made in accordance with the requirements of Exchange Form 3D2. For the purposes of this Filing Statement, disclosure is required to be made for NAN’s CEO, CFO and the next three most highly compensated executive officer. As of the date of this Filing Statement, NAN has (i) three executive officers, being Mr. Keith Morrison (Chief Executive Officer and Director), Mark Fedikow (President) and Sarah Zhu (Chief Financial Officer), and (ii) six directors, being Mr. Charles Riopel, Mr. Douglas Ford, Mr. Keith Morrison, Mr. John Hick, Mr. Christopher Messina and Ms. Zhen Huang.

Compensation Discussion and Analysis

Summary Table of Compensation

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to each NEO and director by NAN and its subsidiaries for services in all capacities to NAN during the two most recently completed financial years:

Table of Compensation Excluding Compensation Securities
Name and Position	Year(1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Option- based awards ($)	Value of all Other Compensation ($)	Total Compensation ($)
Keith Morrison(2)	2021	202,893	—	—	—	—	202,893
Director and CEO	2020	184,885	—	—	—	—	184,885
Mark Fedikow(3)	2021	67,500	—	—	—	—	67,500
President	2020	172,083	—	—	—	—	172,083
Sarah Zhu(4)	2021	205,680	—	—	—	—	205,680
CFO	2020	182,250	—	—	—	—	182,250
Charles Riopel	2021	30,000	—	—	—	—	30,000
Chairman and Director	2020	27,750	—	—	—	—	27,750
Douglas Ford(5)	2021	60,000	—	—	—	—	60,000
Director	2020	27,750	—	—	—	—	27,750
Christopher Messina	2021	60,000	—	—	—	—	60,000
Director	2020	27,750	—	—	—	—	27,750
Zhen Janet Huang	2021	—	—	—	—	—	—
Director	2020	—	—	—	—	—	—
John Hick(6)	2021	55,000	—	—	—	—	55,000
Director	2020	—	—	—	—	—	—
Gilbert Clark(7)	2021	—	—	—	—	—	—
Former Director	2020	22,200	—	—	—	—	22,200

Notes:

(1)	Financial year ended December 31.
(2)	Paid to Lacnikdon Limited, a private company controlled by Mr. Morrison, which provides the services of Mr. Morrison as NAN’s Chief Executive Officer. Mr. Morrison did not receive any compensation for his services as a director of NAN. See “Employment, Consulting and Management Agreements”.
(3)	Paid to Mount Morgan Resources Ltd., a private company controlled by Mr. Fedikow, which provides the services of Mr. Fedikow as the President of NAN. See “Employment, Consulting and Management Agreements”.
(4)	Paid to Consultations WJZHU Inc., a private company controlled by Ms. Zhu, which provides the services of Ms. Zhu as the Chief Financial Officer of NAN. See “Employment, Consulting and Management Agreements”. Of the amount referenced above, $108,192 was in respect of services charged back to PNR.
(5)	Pursuant to an amended management services agreement dated as of May 1, 2010, NAN engaged Dockside Capital Group Inc. (“Dockside”) for management services. Dockside is a management services company controlled, in part, by Edward Ford and Douglas E. Ford. The monthly management fee payable under the agreement is $2,500, plus applicable taxes.
(6)	Mr. Hick was appointed to the board of directors of NAN on February 26, 2020.
(7)	Mr. Clark ceased to be a director of NAN on January 7, 2021.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and Director by NAN for the financial year ended December 31, 2021:

Compensation Securities
Name and Position	Type of compensation security ($)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of underlying security at the date of grant ($)	Closing price of underlying security at the year end ($)	Expiry Date
Keith Morrison(1)	NAN Options	600,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Director and CEO	NAN Options	4,993,972	October 25, 2021	0.40	0.40	0.43	October 25, 2026
Mark Fedikow(2) President	—	—	—	—	—	—	—
Sarah Zhu(3) CFO	NAN Options	300,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Charles Riopel(4) Chairman and Director	NAN Options	300,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Douglas Ford(5) Director	NAN Options	350,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Christopher Messina(6) Director	NAN Options	350,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Zhen Janet Huang(7) Director	NAN Options	160,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
John Hick(8) Director	NAN Options	300,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Gilbert Clark(9) Director	—	—	—	—	—	—	—

Notes:

(1)	As at December 31, 2021, Mr. Morrison held 7,393,972 NAN Options, exercisable for 7,393,972 NAN Shares.
(2)	As at December 31, 2021, Mr. Fedikow held Nil NAN Options.
(3)	As at December 31, 2021, Ms. Zhu held 900,000 NAN Options, exercisable for 900,000 NAN Shares.
(4)	As at December 31, 2021, Mr. Riopel held 1,100,000 NAN Options, exercisable for 1,100,000 NAN Shares.
(5)	As at December 31, 2021, Mr. Ford held 950,000 NAN Options, exercisable for 950,000 NAN Shares.
(6)	As at December 31, 2021, Mr. Messina held 950,000 NAN Options, exercisable for 950,000 NAN Shares.
(7)	As at December 31, 2021, Ms. Huang held 760,000 NAN Options, exercisable for 760,000 NAN Shares.
(8)	As at December 31, 2021, Mr. Hick held 300,000 NAN Options, exercisable for 300,000 NAN Shares.
(9)	As at December 31, 2021, Mr. Clark held 600,000 NAN Options, exercisable for 600,000 NAN Shares.

The NAN Options were granted under the NAN Option Plan. For a summary of the NAN Stock Option Plan, see “Equity Incentive Plans – NAN Stock Option Plan” in this Appendix “C”. At the Meeting, the NAN Shareholders has approved the Resulting Issuer Option Plan which will be effective upon the completion of the Transaction.

As of the date of this Filing Statement, 14,978,972 NAN Options are outstanding under the NAN Option Plan, 12,953,972 of which are held by current NEOs or directors of NAN.

Exercise of Compensation Securities

The following table sets forth each exercise of compensation securities by a Named Executive Officer or director of NAN during the financial year ended December 31, 2021.

Exercise of Compensation Securities by Directors and Named Executive Officers
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date (1) ($)
Mark Fedikow President	Option	50,000	0.16	October 1, 2021	0.315	0.155	7,750

Note:

(1)	“Total Value on Exercise Date” is the product of the number of underlying securities exercised multiplied by the difference between the exercise price and the closing price on the date of exercise.

Employment, Consulting and Management Agreements

The following is a description of the material terms of each agreement or arrangement under which compensation was provided during the financial year ended December 31, 2021 or is payable in respect of services provided to NAN or any of its subsidiaries that were performed by a director or Named Executive Officer.

Keith Morrison

Mr. Keith Morrison and NAN entered into an employment agreement dated December 15, 2014, setting out the terms and conditions of Mr. Morrison’s employment as Chief Executive Officer of NAN. Effective on June 1, 2018, NAN and Mr. Morrison agreed to amend the terms of Mr. Morrison’s employment from direct employment to contracted consultant.

In connection with the foregoing, NAN and Lacnikdon Limited, a private company controlled by Mr. Morrison, entered into a service agreement, pursuant to which Lacnikdon Limited provides the services of Mr. Morrison as NAN’s Chief Executive Officer. Under the service agreement, Lacnikdon Limited is entitled to a monthly service fee of $16,908 per month plus applicable tax, effective January 1, 2020.

If the service agreement is terminated without cause by NAN during a “Change of Control Window” (six months following a change of control), or by Mr. Morrison for Good Reason (as defined below) during a Change of Control Window, NAN shall pay to Mr. Morrison in lump sum or in monthly installments cash amount equal to twenty-four months service fees at the date of termination. If the service agreement is terminated without cause by NAN outside the Change of Control Window following a change of control, or by Mr. Morrison for Good Reason outside of a Change of Control Window, NAN shall pay to Mr. Morrison in lump sum or in monthly installments cash amount equal to eighteen months service fees at the date of termination.

Under the service agreement, “Good Reason” means, without Lacnikdon Limited’s consent, any of the following: (i) a decrease in fees that would result in decline of at least 10% of the amount of the fees Mr. Morrison received in the proceeding twelve-month period (unless such reduction applies to all senior management); (ii) continued failure to pay fees; or (iii) a fundamental change in the service.

Mark Fedikow

Mark Fedikow and NAN entered into an employment agreement dated September 1, 2015, setting out the terms and conditions of Mr. Fedikow’s employment as President of NAN. Effective on August 1, 2020, NAN and Mr. Fedikow agreed to amend the terms of Mr. Fedikow’s employment from direct employment to contracted consultant. In connection with the foregoing, NAN and Mount Morgan Resources Ltd., a private company controlled by Mr. Fedikow, entered into a service agreement, pursuant to which Mount Morgan Resources Ltd. provides the services of Mr. Fedikow as NAN’s President. Under the service agreement, Mount Morgan Resources Ltd. is entitled to a daily rate equivalent of $1,500 plus applicable tax.

Sarah Zhu

Sarah Zhu and NAN entered into an employment agreement dated April 28, 2018, setting out the terms and conditions of Ms. Zhu’s employment as Chief Financial Officer of NAN. Effective on October 1, 2020, NAN and Ms. Zhu agreed to amend the terms of Ms. Zhu’s employment from direct employment to contracted consultant. In connection with the foregoing, NAN and WJZHU Inc., a private company controlled by Ms. Zhu, entered into a service agreement, pursuant to which WJZHU Inc. provides the services of Ms. Zhu as NAN’s Chief Financial Officer. Under the service agreement, WJZHU Inc. is entitled to a monthly service fee of $18,000 per month plus applicable tax.

Pursuant to her service agreement, if Ms. Zhu is terminated without cause, NAN shall provide a payment (in lump sum or monthly installments) equal to six months plus one month calculated on a pro rata basis for each year of continuous service, to a cumulative maximum period of twelve months.

The following shows the estimated incremental payments that would be payable to each of the NEOs of NAN in the event of a Change of Control or termination without cause of such NEOs on December 31, 2021.

Name	Estimated Payment for a Termination without Cause or resignation for Good Reason during a Window Period(1) ($)	Estimated Payment for a Termination without Cause or resignation for Good Reason outside a Window Period(2) ($)
Keith Morrison, Chief Executive Officer	405,792	304,344

Notes:

(1)	Represents 24 month-period of fees at $16,908 per month, as well as the value of $nil options that would become vested as a result of such event, based on the closing price of NAN Shares of $0.43 on December 30, 2021.
(2)	Represents 18 month-period of fees at $16,908 per month, as well as the value of $nil options that would become vested as a result of such event, based on the closing price of NAN Shares of $0.43 on December 30, 2021.

Name	Estimated Change of Control Payment ($)	Estimated Termination Without Cause Payment(1) ($)
Sarah Zhu, Chief Financial Officer	Nil	171,000

Note:

(1)	Represents 9.5 month-period of fees at $18,000 per month, plus applicable taxes.

Oversight and Description of Director and NEO Compensation

NAN has a compensation committee (the “Compensation Committee”), currently comprised of Christopher Messina (Chair), Douglas E. Ford and John Hick. The Compensation Committee is responsible for overseeing NAN’s remuneration policies and practices and determining the compensation of the Named Executive Officers and directors. Prior to establishing the Compensation Committee, NAN did not have in place any formal objectives, criteria or analysis; instead, it relied mainly on board discussion.

NAN’s executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

Base Salary

NAN provides executive officers with base salaries or consulting fees, which represent their minimum compensation for services rendered, or expected to be rendered. The Named Executive Officers’ base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness and NAN’s existing financial resources.

Base salary is a fixed element of compensation that is payable to each Named Executive Officer for performing the specific duties of his or her position. The amount of base salary is determined through negotiation of employment terms with each Named Executive Officer and is determined on an individual basis. While base salary is intended to fit into NAN’s overall compensation objectives by serving to attract and retain talented executive officers, the size of NAN and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally.

Incentive Bonuses

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performance for executive officers and employees. As NAN grows and develops its projects, it is expected that an annual incentive award program will be formalized that will clearly articulate performance objectives and specific measurable goals that will be linked to individual performance criteria set for the Named Executive Officers and other executive officers. No bonuses were paid to executive officers and employees during NAN’s financial year ended December 31, 2021.

Option-Based Awards

Options are granted to provide an incentive to the directors, officers, employees and Consultants of NAN to achieve the longer-term objectives of NAN, to give suitable recognition to the ability and industry of such persons who contribute materially to the success of NAN and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in NAN. NAN awards Options to its executive officers based upon the recommendation of the Compensation Committee, which recommendation is based on the Compensation Committee’s review of a proposal from the Chief Executive Officer. Previous grants of Options are taken into account when considering new grants.

The implementation of a new equity incentive plan and amendments to NAN’s existing Stock Option Plan are the responsibility of the Compensation Committee.

Other Compensation

NAN has no other forms of compensation, although payments may be made from time to time to individuals, or the companies they control, for the provision of consulting services. Such consulting services are paid for by NAN at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Compensation Risks

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. NAN believes the programs are balanced and do not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount and thus do not encourage risk taking. While annual incentive awards and bonuses focus on the achievement of short term or annual goals, and short term goals may encourage the taking of short-term risks at the expense of long term results, NAN’s annual incentive award program is designed to represent a small percentage of employees’ total compensation opportunities. No bonuses were paid to executive officers and employees during NAN’s financial year ended December 31, 2021.

Option awards are important to further align the interests of Named Executive Officers with those of the NAN Shareholders. The ultimate value of the awards is tied to NAN’s stock price and, since awards are staggered and subject to long-term vesting schedules, they help ensure that Named Executive Officers have significant value tied to long-term stock price performance.

Hedging

NAN has not established any policies related to the purchase by directors or executive officers of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director or executive officer of NAN.

Compensation of Directors

Compensation of directors of NAN is reviewed annually and determined by the NAN Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the view of the NAN Board, there is, and has been, no need for NAN to design or implement a formal compensation program for directors. While the NAN Board considers grants of NAN Options to directors under the NAN Option Plan from time to time, the NAN Board does not employ a prescribed methodology when determining the grant or allocation of NAN Options. Other than the NAN Option Plan, as discussed above, NAN does not offer any long term incentive plans, share compensation plans or any other such benefit programs for directors.

Pension Disclosure

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by NAN.

Indebtedness of Directors and Senior Officers

No director or senior officer of NAN has been indebted to NAN, at any time during the most recently completed financial year in connection with the purchase of NAN Shares or for any other reason.

Interest of Management and Others in Material Arrangements

Other than as described elsewhere in this Filing Statement in respect of the Transaction, none of the directors or executive officers of NAN or its subsidiary at any time within the three year period prior to the date of this Filing Statement, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than ten percent (10%) of the issued and outstanding NAN Shares, nor the associates or Affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect NAN.

Expenses

NAN estimates that the total amount of cash required to pay all fees, expenses and other related amounts incurred by it in connection with the Transaction will be approximately CDN $1,229,564.

Management Contracts

Other than as otherwise described herein, management functions of NAN are generally performed by directors and executive officers of NAN and not, to any substantial degree, by any other person to whom NAN has contracted. See “Employment, Consulting and Management Agreement”.

Non-Arm’s Length Transactions

Other than in respect of the Transaction and as otherwise described herein, NAN did not participate in any non-Arm’s Length Transaction in the previous 12 months. See “Summary – Non-Arm’s Length Transaction”.

Legal Proceedings

There are no legal proceedings to which NAN is a party or of which any of its property is the subject matter, nor are any such proceedings known to NAN to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of NAN are Dale Matheson Carr-Hilton Labonte LLP, who will remain as the auditors of the Resulting Issuer following the completion of Transaction.

The registrar and transfer agent for NAN Shares is Computershare Investor Services Inc. located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Material Contracts

The following are the material contracts entered into by NAN, other than contracts entered into in the ordinary course of NAN’s business. The contracts may be inspected without charge at the office of NAN in during normal business hours until the date of Closing of the Transaction and for a period of thirty (30) days thereafter:

(a)	Amalgamation Agreement (see “Amalgamation Agreement”);

(b)	Waiver and Suspension Agreement (see “The Transaction”); and

(d)	Agency Agreement (see “Glossary” and “Summary – Relationships and Arrangements”).

Appendix “D”

Information Concerning PNR

The following is a summary of information relating to PNR, which should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement. The information contained in this Appendix “D” –“Information Concerning PNR”, unless otherwise indicated, is given as of July 22, 2022. Capitalized terms used but not otherwise defined in this Appendix “D” –“Information Concerning PNR” shall have the meaning ascribed to them in the Filing Statement. See “Glossary”.

Corporate Structure

Name, Address and Incorporation

PNR was incorporated on November 26, 2018 under the OBCA under the name “2667432 Ontario Ltd.” Its head office is located at 130 Spadina Avenue, Suite 401, Toronto, Ontario, Canada M5V 2L4. PNR changed its name from “2667432 Ontario Ltd.” to “Premium Nickel Resources Corporation” pursuant to articles of amendment filed on December 10, 2019.

As of the date of this Filing Statement, PNR has five subsidiaries, Premium Nickel Resources International (Barbados), Premium Nickel Resources Selkirk Group (Barbados), Premium Nickel Resources Selebi (Barbados), Premium Nickel Resources Proprietary (Botswana) and Premium Nickel Group Proprietary (Botswana). As of the date hereof, the corporate structure of PNR is set forth in the chart below.

Notes:

(1)	Premium Nickel Resources Proprietary Limited owns the Selebi Project.
(2)	It is anticipated that Premium Nickel Group Proprietary Limited will own the Selkirk Project following closing of the Selkirk Acquisition (as defined herein).

Pursuant to the Transaction, NAN, NAN Subco and PNR will combine their respective businesses by way of a triangular amalgamation, pursuant to which: (i) NAN Subco will amalgamate with PNR under Section 175 of the OBCA to form Amalco, (ii) the security holders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR, and (iii) the transactions will result in a “reverse take-over” of NAN in accordance with the policies of the TSXV, the whole in the manner contemplated by and pursuant to the terms of the Amalgamation Agreement. Following the Transaction, the Resulting Issuer will have the corporate structure as set out in Appendix “E” – “Information Concerning the Resulting Issuer”.

General Development of the Business

History

PNR is a private Canadian company which was established to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets located in Botswana, which were previously in liquidation.

In June 2020, PNR submitted its indicative offer to the BCL Liquidator and TNMC Liquidator (each as defined herein) to acquire the assets of the former-producing BCL Mining Complex and separately TNMC operations, each located in north-eastern Botswana. Prior to submitting the indicative offer, PNR had conducted technical due diligence of the Selebi Project. A project steering committee was set-up in early December 2019 to drive and monitor the technical due diligence process of the Selebi Project, with a report and positive recommendation in respect of the Selebi Project completed in March 2020.

On February 10, 2021, PNR was selected as the preferred bidder and on March 24, 2021, PNR announced that it had entered into a Memorandum of Understanding providing for a six-month exclusivity period to complete additional due diligence and negotiate the asset purchase agreements.

On September 28, 2021, PNR and its indirect wholly-owned subsidiary, Premium Nickel Resources Proprietary Limited (“PNR Selebi”), executed a definitive asset purchase agreement (“Selebi APA”) with BCL and Trevor Glaum N.O., in his capacity as Liquidator of BCL Limited (In Liquidation) (the “BCL Liquidator”) to acquire the Selebi and Selebi North Ni-Cu-Co deposits (collectively, the “Selebi Mines”) and the related infrastructure formerly operated by BCL (together with the Selebi Mines, being the “Selebi Project”). The due diligence process was completed within 120 days of signing the Selebi APA. On January 31, 2022, PNR closed the transaction and the ownership of the Selebi Project was transferred to PNR (the “Selebi Acquisition”). See “Significant Acquisitions and Dispositions” for additional details in respect of the Selebi Acquisition.

On January 20, 2022, PNR and certain of its subsidiaries, including its indirect wholly-owned subsidiary, Premium Nickel Group Proprietary Limited (“PNR Selkirk”), executed a definitive asset purchase agreement (the “Selkirk APA”) with TNMC and Sivalutchmee Moodliar N.O. and Trevor Glaum N.O., in their respective capacities as Co-Provisional Liquidators of Tati Nickel Mining Company Proprietary Limited (In Liquidation) (collectively, the “TNMC Liquidator”) to acquire the Selkirk nickel-copper-cobalt-platinum-group metals mine and surrounding prospecting licences and infrastructure formerly operated by TNMC (collectively, the “Selkirk Project”). PNR was initially targeting a closing in connection with the Selkirk APA, including transfer of ownership of the Selkirk Project, within 120 days from execution of the Selkirk APA (the “Selkirk Acquisition”). On May 11, 2022, the parties agreed to extend the 120-day closing period by an additional 40 days, with the closing of the Selkirk Project acquisition anticipated to occur on or before June 30, 2022. On June 16, 2022, the parties agreed to further extend the closing period to July 15, 2022, which was further extended on July 13, 2022 to August 15, 2022. Pursuant to the terms of the Selkirk APA, except for certain amounts that shall be paid directly by PNR Selkirk following the Selkirk Acquisition related to care and maintenance, payment of the Selebi Contingent Payments (as defined herein) will be deemed to satisfy payment of the balance of the purchase price in respect of the Selkirk Project. See “Significant Acquisitions and Dispositions” for additional details.

On April 7, 2022, PNR completed a non-brokered private placement financing of 8,865,619 shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. PNR also issued an additional 70,548 PNR Shares in satisfaction of certain finders fees payable in connection with the financing.

On April 25, 2022, PNR, NAN and NAN Subco entered into the Amalgamation Agreement in respect of the Transaction. See “Summary of Filing Statement” for a description of the terms of the Amalgamation Agreement and the Transaction.

During the current financial year, PNR expects to continue its exploration activities in respect of the Selebi Project (as described in the Technical Report and under the heading “Selebi Project” below, as updated under the “Summary of Subsequent Work Performed on the Selebi Project” and as outlined in Appendix “E” – “Information Concerning the Resulting Issuer – Business Objectives and Milestones”) and complete the acquisition of the Selkirk Project.

Significant Acquisitions and Dispositions

On September 28, 2021, PNR and PNR Selebi executed the Selebi APA with the BCL Liquidator and BCL, pursuant to which PNR Selebi agreed to purchase and BCL agreed to sell, among other things, the Selebi Mines located in the Selebi Phikwe District of Botswana. The Selebi Acquisition was closed on January 31, 2022. The Selebi Mines include substantial underground infrastructure (as more fully detailed herein) and unmined non-compliant historical resources. PNR is currently conducting exploration and engineering programs as part of a redevelopment plan that has been reviewed by the BCL Liquidator, BCL, the Government of Botswana and PNR’s independent QPs (and authors of the Technical Report).

As consideration in respect of the Selebi Acquisition, on the closing date thereof, PNR Selebi effected an aggregate payment of (i) US$5,178,747, representing amounts mutually agreed to between the parties in respect of PNR’s care and maintenance contributions relating to the Selebi Project, and (ii) US$1,750,000 in respect of the upfront purchase price in respect of the Selebi Project (together, the “Selebi Closing Amount”).

In addition to the Selebi Closing Amount, pursuant to the Selebi APA, the parties have agreed to certain post-closing contingent milestone payments equal to US$55,000,000 (collectively, the “Selebi Contingent Payments”):

(1)	US$25,000,000 on the Selebi Mining Licence Renewal Date; and

(2)	US$30,000,000 on the earlier of: (i) commissioning and start of production at the Selebi Project; or (ii) or such date that is four years following the Selebi Mining Licence Renewal Date.

Pursuant to the Selebi APA, PNR has agreed to expend a minimum of US$25 million on the acquired mining licence area. The US$25 million expenditure will take place in accordance with an exploration program over a three-year period from the closing date of the Selebi APA.

Pursuant to the terms of the Selkirk APA, payment of the Selebi Contingent Payments will be deemed to satisfy payment of the balance of the purchase price in respect of the Selkirk Project, except in respect of any care and maintenance funding contribution payable by PNR Selkirk under the Selkirk APA. Such amounts shall be paid by PNR Selkirk no later than 30 days following the closing of the Selkirk Acquisition.

Notwithstanding reference to the Selkirk Acquisition herein, PNR does not consider the Selkirk Project to be a material property or otherwise material to its business.

Narrative Description of the Business

General

PNR is a mineral exploration company focused on the exploration of the Selebi Project. The Selebi Project, which PNR owns indirectly through PNR Selebi, is the only property material to PNR. For purposes of compliance with NI 43-101, the Selebi Project is at the exploration stage of development and is not currently producing.

Principal Products or Services

PNR is in the exploration stage and does not mine, produce or sell any mineral products at this time.

The Selebi Project does not have any current mineral resources or mineral reserves. As PNR is an exploration stage company with no producing properties, it has no current operating income, cash flow or revenues. PNR has not undertaken any current mineral resource estimate on the Selebi Project. There is no assurance that a commercially viable mineral deposit exists on the Selebi Project. PNR does not expect to receive income from the Selebi Project within the foreseeable future. PNR’s primary objectives are to complete exploration on the Selebi Project with a view to potential development. As an initial step, PNR intends to engage in exploration and infill drilling programs to define a mineral resource estimate on the property. The work program for the Selebi Project in the first 18 months from March 1, 2022, as recommended by SLR, is set out in the Technical Report and outlined below under “The Selebi Project – Interpretation, Conclusions and Recommendations – Recommendations”. An updated expected work program for the Selebi Project in the first 12 and 18 months from July 1, 2022 is as outlined in Appendix “E” – “Information Concerning the Resulting Issuer – Business Objectives and Milestones” with the summary of work program completed between March 1, 2022 and June 30, 2022 as outlined in Appendix “D” –“Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project”.

PNR is targeting to close the Selkirk Acquisition on or about August 15, 2022. The Selkirk Project does have any current mineral resources or mineral reserves. PNR has not undertaken any current mineral resource estimate on the Selkirk Project. There is no assurance that a commercially viable mineral deposit exists on the Selkirk Project. PNR does not expect to receive income from the Selkirk Project within the foreseeable future. While PNR has the objective to complete exploration on the Selkirk Project with a view to potential development, PNR does not consider the Selkirk Project to be a material property or otherwise material to its business.

Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. PNR competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than PNR, PNR may not be able to acquire attractive properties in the future on terms it considers acceptable. Finally, PNR competes for investment capital with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investment and other capital. The ability of PNR to acquire attractive mineral properties in the future depends not only on its success in exploring and developing its present properties, but also on its ability to select, acquire and bring to production suitable properties or prospects for exploration, mining and development. Factors beyond the control of PNR may affect the marketability of minerals mined or discovered by PNR. See “Risk Factors”.

Selebi Project

The scientific and technical information contained in this Appendix “D” –“Information Concerning PNR” under the heading “Selebi Project” has been reviewed and approved by Valerie Wilson, M.Sc., P. Geo., Principal Geologist, Technical Manager, Geology, Brenna J.Y. Scholey, P.Eng., Principal Metallurgist and Sharon Meyer, M.Sc., Pr.Sci.Nat., EAPASA, Associate Environmental Consultant of SLR Consulting (Canada) Ltd. (“SLR”), who are each “qualified Person” for purposes of NI 43-101 (the “QPs”).

The information presented in this Appendix “D” –“Information Concerning PNR” about the Selebi Project is extracted or derived from public disclosures made pursuant to Applicable Securities Law, including the Technical Report in respect of the Selebi Project prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Information relating to the Selebi Project is supported by the Technical Report in respect thereof titled “Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101” dated June 16, 2022, with an effective date of March 1, 2022, prepared by Valerie Wilson, M.Sc., P. Geo., Principal Geologist, Technical Manager, Geology, Brenna J.Y. Scholey, P.Eng., Principal Metallurgist and Sharon Meyer, M.Sc., Pr.Sci.Nat., EAPASA, Associate Environmental Consultant of SLR.

The Technical Report is the most recent technical report available with respect to the Selebi Project. The Technical Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Technical Report, which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on SEDAR (www.sedar.com) under the Resulting Issuer’s profile. The Technical Report is not and shall not be deemed to be incorporated by reference.

Property Description and Location

The Selebi Project is located in Botswana and consists of a single mining licence no. 2022/1L (the “2022 Selebi Mining Licence”) covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The 2022 Selebi Mining Licence is centred approximately at 22°03’00” S and 27°47’00” E (see Figure 1) and provides PNR Selebi the right to carry out care and maintenance and to conduct exploration work from both surface and underground.

Figure 1 – Location of the Selebi Project

Title Opinion

As of the date of the Technical Report, each of NAN and PNR have obtained an opinion issued by Bookbinder Business Law (“BBL”) dated May 2, 2022 entitled “Title Opinion: Premium Nickel Resources Proprietary Limited” (the “Title Opinion”). BBL serves as Botswana legal counsel to PNR, PNR Selebi, Premium Nickel Resources International Limited and Premium Nickel Resources Selebi (Barbados) Limited in connection with the Selebi Acquisition. The Title Opinion includes standard qualifications.

Land Tenure

The 2022 Selebi Mining Licence was granted to PNR Selebi on January 31, 2022 over the Selebi Mines deposits which were originally covered under mining licence no. 4/72 (the “Original Mining Licence”). The Original Mining Licence had been granted to Bamangwato Concessions Limited (“Bamangwato”) on March 7, 1972, and covered both the Selebi and Phikwe project areas. The Original Mining Licence was amended several times and renewed once, and was otherwise set to expire on March 6, 2022. The Selebi Mining Licence is limited to the Selebi and Selebi North deposits and their surrounding areas and expires on January 30, 2032.

The terms and conditions for the renewal of the 2022 Selebi Mining Licence are framed by the relevant sub-sections of Section 42 of the Botswana Mines and Minerals Act (1999) (the “Botswana Mines Act”) which indicate that:

(1)	The Minister shall grant an application for renewal if satisfied that-

(a)	the applicant is not in default;

(b)	development of the mining area has proceeded with reasonable diligence;

(c)	the proposed programme of mining operations will ensure the most efficient and beneficial use of the mineral resources in the mining area; and

(2)	The Minister shall not reject an application on the ground referred to in-

(a)	subsection (4)(a), unless the applicant has been given details of the default and has failed to remedy the same within three months of such notification;

(b)	subsection (4)(b), unless the applicant has been given reasonable opportunity to make written representations thereon to the Minister; or

(c)	subsection (4)(c), unless the applicant has been so notified and has failed to propose amendments to his proposed programme of mining operations satisfactory to the Minister within three months of such notification.

(3)	Subject to the provisions of this Act, the period of renewal of a mining licence shall be such period, not exceeding 25 years, as is reasonably required to carry out the mining programme.

(4)	On the renewal of a mining licence the Minister shall append thereto the programme of mining operations to be carried out in the period of renewal.

In order to maintain the Selebi Mining Licence in good order, the holder must make annual payments on its anniversary date in accordance with Section 71 of the Botswana Mines Act and monthly royalty payments according to Section 66 of the Botswana Mines Act, if appropriate, in each case to the Government of Botswana. The royalties payable are percentages of the gross market value of mineral or mineral products as follows: precious stones (10%), precious metals (5%), and other minerals or mineral products (3%). The term gross market value is defined in the Botswana Mines Act as “the sale value receivable at the mine gate in an arm’s-length transaction without discounts, commissions or deductions for the mineral or mineral product on disposal”. No annual payments are required until the mine is in production. The Resulting Issuer does not expect the mine to be in production, thereby triggering the annual payments, until 2028 at the earliest.

Mineral Rights

In Botswana, mining activities are regulated under the Botswana Mines Act, which is administered by the Ministry of Mineral Resources, Green Technology and Energy Security. The Botswana Mines Act regulates the issuance of exploration and mining licences as well as harmonizing mining activities and environmental impact.

The Botswana Mines Act stipulates that any holder of a mineral concession shall:

•	conduct operations in a manner that will preserve the natural environment;

•	where unavoidable, promptly treat pollution and contamination of the environment. In the event of an emergency or extraordinary circumstances requiring immediate action, the holder of a mineral concession shall forthwith notify the Director of Mines and shall take all immediate action in accordance with the reasonable directions of the Director of Mines;

•	prepare and submit an Environmental Impact Assessment (EIA) report as part of the mining licence application or renewal;

•	restore the land substantially to the condition in which it was prior to the commencement of operations during and at the end of operations; and

•	make adequate on-going financial provision for compliance with environmental obligations as stipulated by the Botswana Mines Act.

Any abstraction of water in Botswana is regulated through the Water Act, 1967.

PNR Selebi was granted the Selebi Mining Licence to permit the ongoing underground care and maintenance activities at the Selebi Mines and to conduct exploration work from both surface and underground.

Surface Rights

The Selebi Project is subject to two land tenure systems, namely: (i) State Land within the township boundary and (ii) Tribal Land for the remaining portions. The two land tenures are administered by the Department of Lands and the Ngwato Land Board, respectively. PNR Selebi holds a mining lease agreement granting exclusive surface rights over 1,800 hectare portion of the area covered by Selebi Mining Licence that includes the Selebi Mines (the “Grant of Lease”). The mining lease agreement is deemed effective January 31, 2022 and is valid for a period of 10 years, equivalent in duration to the Selebi Mining Licence. Where the Selebi Mining Licence is renewed, then the Grant of Lease shall automatically be renewed for the period equivalent to the renewed mining licence, subject to the conditions prevailing during the period of renewal. The rental amount for the first term of the Grant of Lease is BWP 90,020.47 per annum (approximately US$7,700 based on a BWP 1 = US$0.08544 exchange rate) and if renewed, the Land Board and PNR Selebi shall negotiate the appropriate fee for the renewed period. PNR Selebi also holds the surface rights to a 181 hectare strip of land for rail and power servitude. The rental amount on the rail and power servitude is BWP 9,052 per annum (approximately US$770 per annum) for the first term of the Grant of Lease, and the Land Board and PNR Selebi shall negotiate the appropriate rental for any renewed period.

Royalties and Other Encumbrances

PNR Selebi signed a royalty agreement and a contingent compensation agreement with the BCL Liquidator. A 2% NSR exists on the sale of concentrates (or any other economic mineral resource material produced and sold) subject to specific rights of purchase by the purchaser and the Government of Botswana (the “Selebi Royalty”):

•	a reduction to a 1% NSR for payment of US$20 million on or before the two year anniversary date of the first shipment; and

•	a general first right of purchase shared between the purchaser and the Government of Botswana.

There is also a contingent compensation arrangement (the “Contingent Compensation Agreement”) whereby PNR Selebi would pay additional compensation to the Government of Botswana if and when it discovers additional resources over and above the base case scenario of 15.9 Mt:

•	new resource discovery up until the end of the seven year mine life of the base case resource of 15.9 Mt (minimum grade of 2.5% Ni eq at Decision to Mine)

o	25 Mt < new deposit > 50 Mt – US$0.50 per ton

o	50 Mt < new deposit > 75 Mt – US$0.20 additional per incremental ton

o	75 Mt < new deposit > 100 Mt – US$0.30 additional per incremental ton

o	new deposit > 100 Mt – US$0.40 additional per incremental ton

•	the payment of contingent compensation shall be made from operating cash flow of the Selebi Mines once in operation and subject to adequate liquidity.

Environmental, Social and Permitting Considerations

Per the Technical Report, SLR is not aware of any environmental liabilities on the Selebi Mines property which was assumed by PNR Selebi pursuant to the Selebi APA. PNR Selebi has all the required permits to conduct the proposed exploration work on the property. Per the Technical Report, SLR is also not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Selebi Mines are readily accessed via paved and gravel roads from the town of Selebi Phikwe, located just north of the Selebi Mining Licence. With a population of approximately 52,000, the town is accessed via a well-maintained paved road that branches due east from the major A1 highway at the town of Serule, 57 kilometres away from the Selebi Project.

Climate

The Selebi Project has a semi-arid climate with temperatures that typically vary from 7°C to 37°C. The warm season lasts from September to November with an average daily temperature above 30°C while the colder season lasts from June to end of July with average lows of 7°C and highs of 24°C. The wetter season lasts 4.5 months, from November to mid-March. The wettest month is usually January, with an average of 10 days with at least one millimetre of precipitation.

No climatic risks exist that would affect the year round exploitation of the resources delineated in future.

Local Resources

The town of Selebi Phikwe is serviced by a paved road and a railway line runs from Selebi Phikwe to Serule where it joins the main line from Gaborone to Francistown. The railway line is predominantly used for the freighting of materials and goods to and from Selebi Phikwe.

Selebi Phikwe is serviced by a government-run airport situated near the Selebi Project on the outskirts of town. The day-time operated airport is open daily but has no fueling facility onsite and no commercial flights.

Reliable landline telephone communication, using the Botswana Telecommunications Corporation (“BTC”) network, is available throughout most of the country. The BTC, as well as other private cellular network providers, also provide reliable cellphone coverage over most of the country.

Although, Botswana is in a semi-arid terrain, the town of Selebi Phikwe is adequately serviced by the Water Utilities Corporation, which supplies treated water to the community as well as the Selebi Project. The Letsibogo Dam, located near Mmadinare approximately 17 kilometres from Selebi Phikwe, is the primary source of water for Selebi Phikwe and surrounding areas. The new Dikgatlhong Dam is approximately 40 kilometres to the north and is also a major source of water, supplying the southern regions including Gaborone.

The source of water for BCL’s previous mining operation was an underground aquifer at #3 shaft. PNR Selebi is currently dewatering #2 Shaft and pumping one megalitre per day to surface. The foregoing volume is sufficient to support mining operations at the Selebi Mines.

All electricity and power supply in Botswana is transmitted and managed by the Botswana Power Corporation. The Selebi Project is supplied through the National Grid, via a 220/66/11KV substation. The 220 KV substation is fed by two 220 KV overhead lines which run 7.6 kilometres from the Phokoje substation.

Infrastructure

The purchased infrastructure at the Selebi Mines includes two mines, currently on care and maintenance, Selebi Mine (#2 Shaft) and Selebi North Mine (#4 Shaft), and associated surface infrastructure.

The Selebi Mine has a vertical rock/service shaft down to the 300 metre level, and a cable-belt conveyor decline from the 300 metre level to the 850 metre level. The shaft is 375 metres deep, 6.1 metres in diameter, concrete-lined and equipped with steel buntons at six-metre intervals. The shaft contains five main compartments comprising a 70-person, single deck cage running in balance with a counterweight, two six-tonne bottom discharge skips running in balance, and a ladderway. Stations are at 50 metre vertical intervals, commencing on the 100 metre level, with a 1,070 millimetre x 760 millimetre jaw crusher located on the 300 level, loading boxes on the 340 metre level and a spillage box located on the 367 metre level. The -18° decline currently runs from the 250 metre level to the 850 metre level providing access to deposits between the 300 metre level and 800 metre level horizons. A single drum winder at the top of the decline enables transport of personnel and material and is also used for waste rock handling from decline development. Stations are cut at 50 metre vertical intervals, with a crusher station on the 850 metre level and a cable belt loading facility on the 875 metre level. A tertiary sub-inclined shaft equipped with twin rails extends from 850 metre level to 1,050 metre level. This shaft provides access to the levels below the 850 metre level. A 4.8 metre diameter, concrete-lined, ventilation shaft is located approximately 1,000 metres north of the rock/service shaft.

The Selebi North Mine is serviced by a 3.5 metre diameter shaft down to the 745 metre level and a twin 7° decline trucking ramp, which is currently down to the 900 metre level. The shaft is equipped with a Koepe hoist with a two-cage / six-tonne skip. The cage has a four-person capacity. The shaft limitation indicates that it was mainly used for ore skipping, and that the material and personnel were mainly transported via the ramp.

The Selebi Mines are powered by two overhead lines. The first one is from the 11 KV station at the Phikwe processing plant, which follows the railway track. The second one is supplied by the BPC at 66 KV. Both power sources go through a booster station to regulate the voltage before supplying the Selebi Mines. The booster station works with two 11 kV transformers.

Physiography

The topography of the Selebi Project area is generally flat and typical of the basement system of Botswana. The Selebi Project lies at an altitude between 780 MASL and 980 MASL with a gentle gradient from southwest to northeast. A number of hills, ridges, kopjes, and iselbergs of granitoid rocks are found within the Selebi Mining Licence and surrounding areas with the most prominent hill being Selebi Hill located at the southwest corner of the township boundary.

History

Ownership

Discussions between the Roan Selection Trust and the Bamangwato tribal chiefs, initiated in 1956, culminated in the signing of an agreement in 1959 that formed Bamangwato, allowing for the exploration and exploitation of the nickel and copper deposits in the Selebi Mines area.

In 1967, the Botswanan government issued the Original Mining Licence, covering an area of 27,310.43 hectares, to Bamangwato. The Original Mining Licence was granted in regards to copper and nickel ores and associated minerals contained in these mined ores for a renewable period of 25 years.

In 1977, Bamangwato changed its name to BCL. BCL and predecessor Bamangwato operated the combined Selebi-Phikwe Project from 1970 until its closure in 2016. Ore was mined from an open pit at Phikwe, as well as four distinct underground production areas namely the Phikwe mine (one shaft, Phikwe Central and Phikwe South), Southeast Extension mine, Selebi North Mine and Selebi Mine. In October 2016, BCL was placed into provisional liquidation and all its operations put under care and maintenance.

The Selebi Project was acquired by PNR on January 31, 2022 through its wholly-owned indirect subsidiary, PNR Selebi.

PNR submitted an indicative offer to the BCL Liquidator in June 2020 for the purchase of select assets owned by BCL. On March 24, 2021, PNR signed an exclusivity Memorandum of Understanding (“MOU”) with the BCL Liquidator that would govern a six month exclusivity period to complete additional due diligence and related purchase agreements on the Botswana Ni-Cu-Co assets formerly operated by BCL.

On September 28, 2021, PNR announced that it had executed the Selebi APA with the BCL Liquidator in respect of the Selebi Acquisition. The Selebi Acquisition closed on January 31, 2022, transferring the Selebi Mines and new Selebi mining lease to PNR. The Selebi Project was acquired by PNR through its wholly-owned subsidiary, PNR Selebi.

On April 26, 2022, PNR and NAN announced that they had executed the Amalgamation Agreement which provides the terms and conditions upon which PNR will complete a “go-public” transaction by way of a reverse takeover of NAN under the policies of the Exchange. The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco will amalgamate with PNR under the OBCA to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer Shares (on a pre-Consolidation basis) for each outstanding PNR Share (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions will result in a reverse take-over of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

Exploration and Development History

Information in this section describes work completed in respect of Selebi-Phikwe (the “Selebi-Phikwe Project Area”). Information relevant to Phikwe has been retained, as it is difficult to summarize the regional exploration work completed concurrently over the Selebi and Phikwe prospects to represent results over Selebi only. Where possible, the relevant area for which certain work was performed has been indicated.

Early Exploration (1959 to 1990)

Exploration in the Selebi Project area was initiated in 1959 by Bamangwato.

The anomalous copper and nickel occurrences in the Selebi-Phikwe Project Area were all discovered through geochemical soil surveys. This geochemical soil sampling was conducted in stages from reconnaissance to close interval sampling on identified targets. The 1.6 kilometres long nickel-copper geochemical anomaly at Selebi was defined in March / April 1963 and Sleebi became a mineral occurrence in May / June 1963. Mineralization outcropped as gossans at the three main target areas of Selebi, Selebi North, and Phikwe. Trenching and mapping were undertaken to determine the lateral extent and geology of the mineralization and associated lithologies. To test for sulphide mineralization at depth, wagon and diamond drilling was conducted on the most favourable targets. Magnetic surveying to define sub-cropping mineralization was also undertaken.

Soil Geochemistry

Reconnaissance geochemical traverses were planned from aerial photography. These traverses were planned such that they intersected major fold closures. At the reconnaissance stage, soil samples were collected at 61 metre intervals along traverses that had a maximum separation of 16 kilometres. The reconnaissance sampling identified a number of geochemical anomalies. Regular closer spaced follow-up sampling was then conducted with samples collected at 30.4 metres intervals on traverses 914 metres apart. The distance between traverses was further narrowed down to 304 metres in geochemically, geologically, and structurally anomalous areas. The samples were analyzed using standard rapid colorimetric methods. The geochemistry was very successful in delineating significant mineralization within the Selebi-Phikwe Project Area.

Geological Mapping

The discovery of the Selebi and Phikwe deposits in 1963 and 1967 respectively, triggered scientific research work undertaken by groups and individuals in the vicinity of the Selebi-Phikwe Project Area, encompassing the Selebi Project area. From 1964 to 1975, the Botswana Geological Survey conducted geological mapping and produced geological maps of the rock units and regional structures at a scale of 1:1,000,000 and 1:125,000. This mapping was completed concurrently with scholarly work by 1973, 1974, and 1986. This scholarly work was concerned with deciphering the structural occurrence and tectonic sequences of the amphibolites hosting the Selebi and Phikwe deposits.

Diamond Drilling

Drilling was first conducted in 1964 prior to close spaced geochemical sampling. After completion of eight shallow wagon drill holes, drilling was suspended due to poor results, however, three of the holes indicated possible enrichment with depth. In 1965, drilling resumed and confirmed the improvement of sulphide mineralization grades with depth.

Close spaced geochemical surveys conducted as follow-up produced copper and nickel anomalies at Phikwe and Selebi and drilling was shifted to these areas. Drilling at these targets continued until 1971 with the subsequent opening of the Phikwe open pit. At the end of this drilling 124 holes totaling 34,206 metres and 73 holes totaling 19,294 metres were completed at Phikwe and Selebi, respectively.

Further surface exploration drilling continued at Selebi between 1980 and 1994 to confirm the down-dip and northerly continuation of the mineralization.

Late Exploration (2004 to 2012)

Since 2004, several exploration methods have been employed to generate targets for further examination.

A desktop study employing satellite image interpretation coupled with field mapping was completed by over the Selebi-Phikwe Project Area. The study generated 23 independent prospects, ten of which were located on the current Selebi Project claim area, and recommended specific follow-up work including mapping, geochemical surveys and ground electromagnetic surveys. Follow-up work was commissioned and completed by several contractors from 2005 to 2008 and the most prospective areas following this work were drill tested. Surface drilling was also completed to test for down-dip extensions of the existing known deposits.

Ground Electromagnetic Surveying

In June 2005, Lamontagne Geophysics Limited of Canada was commissioned to complete a UTEM/BHUTEM-3 survey within the Selebi-Phikwe Project area, centered on Universal Transverse Mercator ("UTM") coordinate location 580500 E / 7558000 N. The survey was carried out to locate conductors in the immediate grid areas with the intention of outlining targets for future work. A total of 21 kilometres of UTEM data was collected using one transmitter loop with the receiver operating in 10 channel mode at a transmitter frequency of 3.251Hz. All lines were surveyed measuring the vertical component. Readings were initially taken at 25 metre intervals along 100 metre spaced lines, however, the station spacing was later increased to 50 metres.

Airborne Magnetic and VTEM Survey

From November to December 2006, Geotech Airborne Limited ("Geotech") of South Africa completed a low-level, high resolution magnetic and electromagnetic survey over the Selebi-Phikwe Project Area.

The survey was flown in a N98°E direction at nominal traverse line spacing of 100 metres for the main grids and 500 metres over the additional central block over the town of Selebi-Phikwe. Tie lines were flown perpendicular to traverse lines at a nominal tie line spacing of 1,000 metres. The helicopter maintained a mean terrain clearance of 95 metres, which translated into an average height of 45 metres above ground for the bird-mounted versatile time domain electromagnetic (VTEM) system and 82.5 metres above ground for the magnetic sensor.

Data compilation and processing were carried out by Geotech personnel using Geosoft OASIS Montaj software and programs proprietary to Geotech. Digital databases, grids and maps were presented to BCL.

DCIP/MT Survey

In 2008, Quantec Geosciences Limited of Canada ("Quantec") completed a Titan-24 ground survey over the Selebi-Phikwe Project Area. The system is designed to collect two separate geophysical parameters, direct current induced polarization (DCIP) (resistivity and chargeability) plus magnetotellurics (MT).

This survey was undertaken with the objective of defining conductive and chargeable geophysical features within the Selebi-Phikwe Project Area. These features are indicative of possible nickel-copper mineralization and hence provide a guide to focused drilling. The survey lines were spaced 250 metres apart and were two kilometres to four kilometres long.

The data acquired was modelled and interpreted by Quantec, who identified 208 targets for possible follow-up exploration.

Several two-metre deep trenches, 600 metres long and spaced 250 metres apart, were dug over some of the targets. These were profiled and sampled but did not yield any significant host intersections or grade anomalies.

Borehole Electromagnetic Surveys

Borehole electromagnetic surveys were completed by AEGIS Instruments (Pty) Limited ("AEGIS") between April 2009 and March 2010. These surveys were designed to characterize the size and orientation of conductive mineralization intersected in drill core and search for off-hole conductors that could represent nickel-copper mineralization. A total of 21 drill holes were surveyed in the Selebi Project area utilizing the Geonics PROTEM digital receiver, TEM67 transmitter and MAG43-3D fluxgate probe. Surveys operated at a frequency of 6.25 Hz.

A review of the data in 2019 identified high quality off-hole anomalies in drill hole sd140, located down-plunge of the Selebi Mine, and in drill hole sdn137, located near the eastern edge of Selebi North Mine. There is no indication that these targets were drill tested by the previous operator.

Surface Diamond Drilling

Diamond drilling was undertaken within the Selebi-Phikwe Project Area from 2007 to 2012. A two-tier approach was adopted targeting on-mine/brownfields and exploration targets. On-mine drilling was undertaken with the objective of defining down dip and strike extensions of existing operations while exploration work targeted areas outside the mining infrastructure to test geochemical, geophysical, and geological targets in order to delineate stand-alone deposits.

As of the date of the Technical Report, PNR Selebi has not sourced a complete database of regional exploration drilling over the Selebi Project area.

Historical Resource Estimates

At the time of liquidation, mineral resources within the Selebi Mines property boundary were reported as in-situ and depleted for mining as of September 30, 2016. Table 1 replicates the portion of those mineral resources relevant for the Selebi Project. This estimate is considered to be historical in nature and should not be relied upon. The QP has not completed sufficient work to classify the historical estimate as a current mineral resource and PNR Selebi is not treating the historical estimates as current mineral resources.

Per the Technical Report, with further verification in the form of validation of the digital database against original logs and assay certificates, compilation and analysis of quality assurance/quality control (QA/QC) support programs, hole twinning, and down hole survey confirmation, SLR anticipates that the historical information will be suitable for mineral resource estimation and a new mineral resource estimate can be prepared using updated economic parameters and mining and processing considerations.

Table 1: Historical Mineral Resources as of September 30, 2016
Selebi Mines

	Tonnes	Grade		Contained Metal
Class Deposit	(Mt)	% Ni	% Cu	(000 t Ni)	(000 t Cu)

	Measured
Selebi	0.37	1.01	2.19	3.69	8.01
Selebi North	0.71	1.24	1.03	8.83	7.34
Total Measured	1.08	1.16	1.42	12.53	15.34
	Indicated
Selebi	6.82	1.05	2.29	71.65	156.27
Selebi Central	8.79	0.64	0.78	56.28	68.59
Selebi North	1.14	1.27	1.13	14.46	12.86
Total Indicated	16.76	0.85	1.42	142.39	237.73
Measured and Indicated
Selebi	7.19	1.05	2.28	75.35	164.28
Selebi Central	8.79	0.64	0.78	56.28	68.59
Selebi North	1.85	1.26	1.09	23.29	20.20
Total M&I	17.83	0.87	1.42	154.92	253.07
	Inferred
Selebi	4.09	0.86	1.21	35.18	49.49
Selebi Central	8.46	0.57	0.74	48.21	62.59
Selebi North	2.79	0.93	0.87	25.97	24.30
Total Inferred	15.34	0.71	0.89	109.36	136.38

Notes:

(1)	Mineral resources are in situ and depleted for mining as at September 30, 2016.
(2)	Mineral resources are exclusive of pillars left in mined out areas and are corrected for geological losses.
(3)	Mineral resources are inclusive of mineral reserves.
(4)	Estimated grades and tonnages have been verified both visually and statistically and are considered reasonably representative of the data informing the estimation.
(5)	Mineral resource models were created at a cut-off grade of 0.4% NiEq within a lithology constrained model.
(6)	NiEq is calculated using the equation NiEq = %Ni + (Cu price/Ni price)*%Cu.
(7)	Nickel and copper prices used are US$8.00/lb Ni and US$3.00/lb Cu, respectively.
(8)	Selebi mineral resources are exclusive of the Lower Ore Body (LOB) due to uncertainty in interpretation resulting from very low exposure of the zone.
(9)	Geological losses are based on estimated losses due to pinch outs, geotechnical and structural features.
(10)	Numbers may not add due to rounding.

Past Production

Construction of the Phikwe processing plant began in 1970 concurrently with the sinking of the Phikwe No. 1, Phikwe No.2 and Selebi shafts. In 1972, development work at Selebi was suspended in favour of open pit mining at Phikwe. The concentrator began operations in 1973 at a rate of 6,000 tpd and the capacity was increased to 10,000 tpd over time. In 1980, the Phikwe open pit was exhausted and the underground operations at Selebi were phased in. Production at all operations ceased in October 2016 when BCL was placed in liquidation.

Table 2 summarizes the historical mineral production from the Selebi Mines from 1981 to 2016 based on information supplied by BCL and includes production figures for 1980 from the U.S. Department of the Interior.

Table 2: Historical Production
Selebi Mines

		Selebi			Selebi North
	Tonnes	Grade		Tonnes	Grade
Year	(t)	% Ni	% Cu	(t)	% Ni	% Cu
2016[1]	351,746	0.48	1.01	320,793	0.76	0.73
2015	500,403	0.49	0.99	512,442	0.81	0.68
2014	507,993	0.47	0.87	560,504	0.74	0.67
2013	483,314	0.48	0.74	588,247	0.71	0.64
2012	471,744	0.50	0.74	530,687	0.70	0.57
2011	531,848	0.51	0.78	562,518	0.79	0.69
2010	572,033	0.45	0.77	414,427	0.72	0.57
2009	581,517	0.46	0.75	400,334	0.70	0.68
2008	564,911	0.50	0.93	422,131	0.83	0.75
2007	585,495	0.55	0.97	500,109	0.88	0.80
2006	594,319	0.55	0.94	514,881	0.84	0.78
2005	648,124	0.60	0.99	632,671	0.83	0.73
2004	568,088	0.58	1.03	556,944	0.91	0.71
2003	610,808	0.65	1.20	625,382	0.90	0.76
2002	685,309	0.59	0.96	664,058	0.80	0.70
2001	757,580	0.61	1.01	638,712	0.69	0.62
2000	782,006	0.66	1.07	627,179	0.64	0.59
1999	830,430	0.62	1.11	616,476	0.66	0.62
1998	857,342	0.60	1.16	659,002	0.65	0.64
1997	887,383	0.58	0.97	587,470	0.67	0.62
1996	900,977	0.64	1.16	570,171	0.67	0.58
1995	814,195	0.68	1.00	482,027	0.72	0.65
1994	909,123	0.64	1.10	503,769	0.70	0.65
1993	914,560	0.66	0.96	543,484	0.68	0.63
1992	899,231	0.67	0.93	466,987	0.63	0.54
1991	825,389	0.61	0.96	325,986	0.61	0.53
1990	834,823	0.68	1.01	108,085	0.67	0.79
1989	806,936	0.64	1.06	-	-	-
1988	815,561	0.63	1.16	-	-	-
1987	827,068	0.64	1.30	-	-	-
1986	743,540	0.61	1.29	-	-	-
1985	758,949	0.59	1.28	-	-	-
1984	922,067	0.51	1.19	-	-	-
1983	940,302	0.49	1.14	-	-	-
1982	899,585	0.56	1.05	-	-	-
1981	826,683	0.52	0.91	-	-	-
1980	590,000	0.46	0.94	-	-	-
Total	26,601,382	0.58	1.03	13,935,474	0.74	0.66

Note:

(1)	January 1 to September 30, 2016

Geological Setting and Mineralization

Regional Geology

The eastern portion of Botswana forms part of the Limpopo Mobile Belt (the "LMB") which represents a deep crustal section through an orogenic province between the Kaapvaal and Zimbabwe Cratons. Each of these terrains is comprised of granitoids and supra-crustal rocks. The LMB consists of volcano-sedimentary sequences and granitoid rocks which have undergone strong deformation and granulite facies metamorphism and cratonic rocks which have undergone low grade metamorphism. The LMB extends as a broad zone of tectonically deformed and metamorphosed rocks for approximately 900 kilometres, between the stable Zimbabwe and Kaapvaal Cratons. Recent geochronological studies indicate the age of major periods of folding and metamorphism are between 2.0 Ga to 2.69 Ga.

The LMB is divided into three structural zones: (i) two linear zones trending parallel to the belt, (ii) the northern and southern marginal zones, and (iii) the complex folded central zone (the "CZ"). The Selebi Project area lies in the northern portion of the CZ, just south of an east-northeast trending shear zone marked by the Letlhakane fault, at the boundary between the north marginal and central zones. The CZ region is characterized by complex structural fold patterns accompanied by regional and cataclastic metamorphism, with grades ranging from amphibolite to granulite facies and cataclastic tectonites.

The marginal zones are characterized by predominantly metamorphosed igneous rocks whereas the CZ contains a significant amount of metasedimentary rocks (paragneisses, metapelites, quartzites, and marbles) coexisting with a variety of deformed and metamorphosed igneous rocks. Sources cited by the Technical Report suggest that the CZ is an exotic block inserted between the marginal zones during Himalayan-type tectonics. Other sources cited by the Technical Report considered it to represent a pop-up structure formed during the Neoarchaean convergence between the Kaapvaal and Zimbabwe cratons. U-Pb zircon ages of gneiss granitoids from the CZ predominantly range from 2,734 Ma ± 4 Ma to 2,637 Ma ± 3 Ma.

Local Geology

The Selebi Project occurs in highly deformed and metamorphosed Archean gneisses near the north margin of the CZ of the LMB. The ores and host rocks have experienced all the phases of deformation that have affected the enclosing gneisses. According to sources cited by the Technical Report, a distinction has been made between extensive tracts of photogeologically homogeneous granitic gneisses and varied well-banded supracrustal assemblages of hornblende gneisses and amphibolites, quartzo-feldspathic grey gneisses, anorthositic and gabbroic gneisses, and minor metasediments (quartzites, marbles and banded iron formations), characterized by abundant photogeological trend-lines. The supracrustal assemblage contains nickel-copper sulphide deposits. Per sources, the deposits occur as conformable stratabound ore bodies associated with an amphibolite host within a sequence of gneisses at a similar stratigraphic position.

The Phikwe Complex is located within the CZ of the LMB, consisting predominantly of Archean hornblende bearing tonalitic and trondhjemitic gneisses. The Phikwe Complex also contains the Selebi-Phikwe belt of mafic–ultramafic intrusions hosted by medium to coarse grained, massive to weakly foliated, granoblastic to porphyroblastic granite gneiss and a variety of banded supracrustal gneisses comprising hornblende-gneiss, quartzo-feldspathic gneiss, and anorthositic gneiss. The protoliths to the hornblende gneisses are believed to be volcanic and shallow intrusions of tholeiitic basaltic and titanium rich ferrobasaltic composition, whereas the protoliths to the quartzo-feldspathic gneisses may have been calcalkaline volcano-sedimentary rocks. Subordinate amounts of pelitic schists, marbles, impure quartzites, and ironstones are also observed. Most of the aforementioned rocks are very sulphide poor (<200 ppm S).

A few age determinations constrain relationships in the Selebi-Phikwe area. Samples of the granite gneisses have been dated at 2.6 Ga to 2.65 Ga (U-Pb SHRIMP method. The granite gneisses have intrusive relationships with the supracrustal rocks, implying that the latter are older than 2.6 Ga. The absolute and relative ages of the mafic–ultramafic intrusions remain unclear, as lithological contacts are mostly tectonic, however, it is clear that that they are older than ca 2.0 Ga.

Property Geology

A structural and geological map was developed by in 2005 and is the most recent geological and structural map of the Selebi Project area (see Figure 2). The map was developed using a combination of detailed mapping, GIS interpretation of remotely sensed images, integration of existing stratigraphic drill core, and geochemical datasets. Within the Selebi Project area, all mineralized zones lie within the Selebi Synformal Basin.

The Selebi and Selebi North deposits form part of the Selebi-Phikwe belt of intrusions that also contain the Phikwe, Dikoloti, Lentswe, and Phokoje deposits. In all these deposits, the sulphide mineralization is predominantly associated with boudinaged lenses and layers of fine to medium grained amphibolite interlayered with various types of gneisses. The ore bearing intrusions are generally relatively thin (i.e., on average 11 metres in the Phikwe area), however, this may largely be the result of intense folding and shearing. The amphibolites predominantly consist of hornblende, feldspar, gedrite, and mica. Minor metamorphic orthopyroxene and olivine also occur. Based on whole rock compositional data and CIPW norms of a large number of samples, sources cited by the Technical Report estimated that the parental magmas to the intrusions were tholeiitic basalts (with approximately 8 wt% MgO) that crystallized variable proportions of olivine, pyroxene, and plagioclase.

SLR

Lithologies
Dyke
Cghg: Fractures granite gneiss, possible intrusion
Cghng: Felsic gneiss
Cghm: Mafic gneiss
Cglg: Probable granitic gneiss
Cglg: Granitic gneiss, kopjes common
Cglng: Felsic gneiss
Cgmg: Fractures granite gneiss, possible intrusion
Egha: Magnetic rim to intrusion
Eghm: Probable mafic horizon
Eglp: Felsic gneiss, thin mafic component
Eglm: Mafic schist dome
Egla: Anorthositic gneiss
Eglg: Granitic-intermediate gneiss
Eglm: Banded felsic and mafic gneiss
Eglmn: Banded felsic and mafic gneiss
Eglp: Probable intrusion
Egma: Probably intrusion
Egmg: Intermediate gneiss
Egmm: Mafic-felsic gneiss
Egmsg: Intermediate granite gneiss
PE3: Felsic gneiss, thin mafic component
Phhm: Possible ultramafics
Phhm: Mafic gneiss?
Phhmu: Ultramafic gneiss
Phim: Thin mafic gneiss band, host horizon at Phikwe
Phinm: Intermediate gneiss
Phism: Granite gneiss
Phlg: Granite gneiss band
Phlg: Granite gneiss
Phlp: Granitic gneiss, margin of domains
Phmg: Gneiss, granitic
Sehm: Mafic gneiss
Seing: Felsic granitic gneiss
Seip: Felsic granite gneiss
Sela: Anorthosite (gneiss?)
Selg: Homogeneous granite gneiss
Selm: Mafic gneiss
Selp: homogeneous granite gneiss
Sep: Possible intrusion
TSSZ: Tuli-Sabi Shear Zone
Wglg: Granitic gneiss, kopjes common
Wgng: Felsic gneiss
585000m E
590000m E
595000m E
580000m E
7580000m N
7575000m N
7570000m N
7560000m N
Phikwe
Selebi North
Selebi
Fold axes
Antiform
Synform
Unknown
Faults
Fault - unspecified
Lethlakane Fault
Thrust
Dykes
High polarity
Low polarity
Unspecified
Geological trends
High magnetic contact
Trend
Property
Mining lease boundary
N
0 2 4 6 8 10
Kilometres
(WGS84 UTM35S)

Figure 7-5

**Premium Nickel Resources Corporation**

***Selebi Mines***

*Central District, Republic of Botswana*

**Property Geology**

May 2022

Source: Williams, 2005.

Figure 2 – Property Geology

Mineralization

Nickel-copper mineralization in the Selebi North and Selebi deposits is hosted by hornblende rich amphibolites with varying amounts of plagioclase (labradorite to bytownite), gedrite, phlogopite, biotite, garnet, and sulphides. Spinel, olivine, and orthopyroxene have been reported. The principal sulphide minerals are pyrrhotite, chalcopyrite, and pentlandite which occur in massive, semi-massive, and disseminated form. Pyrite occurs as localized overgrowth. Magnetite occurs as rounded inclusions in massive sulphides and as later overgrowths.

The mafic, hornblende rich mineralogy of the Selebi-Phikwe host rocks, their association with nickel-copper mineralization and their geochemistry has been used to infer an igneous protolith of troctolitic-noritic gabbros locally associated with ortho-pyroxenite. Trace element geochemistry suggests a tholeiitic protolith, and the wide ranging and locally high chromium content is indicative of a cumulate, intrusive rather than an extrusive origin. Geochemical modeling suggests that the parent intrusive body of the Selebi-Phikwe deposits was a mixture of cumulus phases (plagioclase, olivine, pyroxene, and chromite), intercumulus liquid, and an immiscible sulphide liquid.

All the mined ore bodies over Selebi Project area are observed within, or at the hanging wall contact of the hosting amphibolite with gneisses. The gneisses forming the country rock of the Selebi-Phikwe deposits can be divided into two main groups. The first is a suite of well-banded hornblende gneiss, grey quartzo-feldspathic gneiss, with anorthosite, minor magnetite quartzite and marble, and the second a group of granitic gneisses.

Selebi

The Selebi deposit is an amphibolite-massive sulphide sill one metre to 25 metres thick and 2,000 metres long. Within the deposit, three distinct, but interconnected, mineralized horizons were mined, the Lower Ore Body (the "LOB"), the Upper B ore body (the "UB"), and the Upper A ore body (the "UA"). The LOB is the eastern limb of an F1 age isoclinal fold, whereas the UB forms the larger western fold limb. 450 metres up dip from the fold hinge, the UB splits creating the UA, which continues 150 metres before pinching out. From the UA-UB split, the UB sulphide horizon continues, much thinner, for an additional 450 metres eventually changing into a barren amphibolitic schist two metres to three metres thick. All ore horizons, massive sulphide, or amphibolite are conformable to the gneissic foliation. The contacts of the host amphibolite with the surrounding grey gneiss is conformable but typically sheared, with the development of abundant mica locally in the host amphibolite and coarse cataclastic textures in the grey gneiss.

The Selebi deposit can be divided into two distinct areas. The southern half of the Selebi deposit is characterized by thick amphibolite while the north fringe area is composed of multiple sulphide horizons rarely thicker than three metres. The major structural features in the north fringe area are drag folds and a pinch and swell habit within the sulphide horizon. Hanging wall drag folding has formed the UA ore as well as several minor splits north of the UA.

The major structural feature in the Selebi deposit is the F1 isoclinal fold, which marks the southern limit of mineralization and links the UB to the LOB. With a hinge line plunging 20° on a N10°E bearing, the Selebi fold is synformal, but due to the anorthosite horizon lies on the footwall of the Selebi mineralization, sources cited by the Technical Report considered the fold to be an overturned anticline. Those same sources went on to illustrate the deposit as a drag fold on the flank of the Selebi structural basin. Isoclinal folding at Selebi strongly influenced the deposition of remobilized sulphides, since the thickest concentration of massive sulphide and the highest metal grades are both encountered along the nose of this major fold.

The host rock consists largely of hornblende-rich amphibolites with varying amounts of plagioclase, gedrite, phlogopite mica, biotite mica, garnet, and sulphides. Magnetite is commonly associated with the sulphides. Also present in the amphibolite, though rarer, are green spinel, olivine, and orthopyroxene. The sulphide minerals occur as massive sulphides (70% to 100% sulphides), through semi-massive sulphides with increasing volumes of silicate minerals, to disseminated/stringered sulphides (0% to 30% sulphides).

The upper amphibolite is generally thicker, up to 27 metres, while the lower amphibolite is almost always less than 10 metres, lenticular, and locally absent. Thick amphibolite intersections have been observed from surface drilling for deep seated sulphides at Selebi. This has been debated as possible drilling through the isoclinal fold nose area or drilling along a fold limb as a result of folding.

Pinch and swell features, common in the Selebi deposit, are predominantly due to D1 boudinage and not a result of D2 folding.

Within the UB, the host amphibolites exhibit a clear sulphide zonation. Massive sulphides occur at the hanging wall contact. Along the actual contact centimetre scale cummingtonite crystals form an alteration fringe growing into the hanging wall quartzo-feldspathic gneisses. The massive sulphides are underlain by a massive amphibolite consisting of gedrite-hornblende-phlogopite with very little to no plagioclase and stringers of sulphide as well as disseminated sulphide. The gedrite crystals are coarse-grained and orientated in the regional mineral lineation, which plunges shallowly to the north. This unit probably represents a highly altered and recrystallized metapyroxinite. Progressing into the footwall, the rocks contain increasingly less phlogopite, gedrite and disseminated sulphide and increasing amounts of hornblende and plagioclase, thus, gradually transitioning into a hornblende-plagioclase amphibolite (i.e. the type of amphibolite that is characteristic within the banded gneiss suite).

Selebi Central

Ore distribution is complex in the Selebi Central area and has similarities to the ore zones encountered at Selebi. Nickel and copper mineralization occur at a number of stratigraphic levels within the host amphibolite, and occasionally within the hanging wall gneiss. There are, however, three reasonably consistent mineralized horizons within the host amphibolite as follows:

•	Ore Zone A: Developed at the contact between the hanging wall gneiss and the host amphibolite.

•	Ore Zone B: Developed more or less within the middle of the host amphibolite.

•	Ore Zone C: Developed at or near the base of the host amphibolite.

Of the three ore zones, Ore Zone C is the most consistent, covering most of the areal extent of the Selebi Central deposit. Mineralization occurs generally as sulphide stringers or disseminations with grades averaging 0.6 % Ni and 0.7 %Cu.

Similar to the Selebi deposit, the Selebi Central deposit dips approximately 40° to the west. The Selebi Central deposit is characterized by the three separate thin ore zones within a host amphibolite package which ranges in thickness from zero metres to 40 metres.

Selebi North

The Selebi North structure consists of a South Limb which is connected to the North 2 limb (the "N2 Limb") through the fold nose, which is in turn disconnected from the N3 limb (the "N3 Limb") by a shear zone. Underground exploration drilling indicates shortening of the South Limb strike length and tightening of the fold nose.

The host amphibolite is conformable with the surrounding grey gneiss. Massive sulphide thickness in the N3 Limb, vary from zero metres to 20 metres, averaging three metres.

Folding within the footwall gneiss is evident, however, does not affect the structure and dip on the deposit. Nickel-copper mineralization at the Selebi-Phikwe deposits is confined to what evidence suggests is a single layer of amphibolite occurring within a sequence of grey quartzo-feldspathic and hornblende gneisses. The host rocks consist predominantly of hornblende rich amphibolites (tschermakite to ferroan pargasite) with varying amounts of plagioclase (labradorite to bytownite), gedrite, phlogopite mica, biotite mica, garnet (almandine), and sulphides.

South Limb

The South Limb dips 35° to 80° south and the amphibolite thickness ranges from 0.10 metres on the fringes to 40 metres in the central portion. The South Limb deposit is shallow, dipping on the eastern extremity and steep towards the fold nose. Two segments can be defined separated by an open fold. The western portion of the fold is predominantly thick massive sulphides with relatively high nickel in situ grades while the eastern side of the open fold is predominantly disseminated sulphides and low grade massive sulphides. The strike length of the South Limb is 200 metres. The South Limb is a mineralized amphibolite layer consisting of massive sulphide ore against the hanging-wall, the massive sulphide ore zone is thick and rich towards the middle of the ore body and gets narrow at the fold nose and on the southern extremity. The South Limb has an average thickness of 40 metres of lower grade disseminated amphibolite against the footwall. The disseminated zone often contains pods and lenses of massive sulphides ore. The footwall of the ore body is taken as the contact between crystalline amphibolite and biotite schistose amphibolite that grades into hornblende-phlogopite-plagioclase schist. This schist contains minor disseminated sulphides mineralization and rare lenses of massive sulphides but is uneconomic. To the east, the immediate hanging wall is barren schist grading into altered hornblende gneiss. The gneiss is invariably barren with occasional injections of massive sulphides.

N2 Limb

The N2 Limb dips from 60° to 90° west with ore thicknesses ranging from 0.20 m to 3.5 m wide below the 828 metre level and a plunge of 45° to the southwest. Structurally, the N2 Limb is aligned along a shear zone that has resulted in the separation of the N3 Limb and South Limb ore bodies but remains connected to the South Limb through the fold nose. The N2 Limb and South Limb were previously mined and modelled separately, split along the fold nose.

Economic mineralization in the N2 Limb is patchy although the total strike length is up to 300 metes on the upper levels. Thicker mineralization occurs at the extreme limits of the N2 Limb while the middle portions are generally pinched out or with poor to barren amphibolite grading 0.22% Ni on average. The mineralization is predominantly confined to the hanging-wall contact with the quartzo-feldspathic gneisses. The footwall is predominantly altered micaceous schist with thicknesses of up to 40 metres in places.

N3 Limb

The N3 Limb at Selebi North is a sub vertical narrow massive sulphide deposit with dips of 70° in the deeper levels to 90° in the upper levels and a strike length of approximately 300 metres on the 828 metre level. The strike length narrows with depth to 50 metres on the 1,100 metre level. The N3 Limb is characterized by pinch and swell structures where the average mineralization thickness ranges between 0.10 metres to 10 metres. Although the N3 Limb is narrow, the massive sulphides percent in-situ nickel grade (approximately 2.50% Ni) is relatively high compared to the other limbs with a lower overall gangue mineral percentage. There is a marked decrease in grade towards the eastern extremity of the N3 Limb with the mineralization occurring as poorly mineralized to barren amphibolite. The western extremity is characterized by an open fold with mineralization thinning out to sub-economic thicknesses.

Shear structures observed at the western limit of the N3 Limb and northern limit of the N2 Limb is evidence of the connection of the two limbs prior to deformation.

Deposit Types

The deposits in the Selebi Project area are categorized as ortho-magmatic nickel-copper sulphide-type deposits. They are hosted within amphibolite and understood as a tectono-metamorphically modified tholeiitic magma parents with an immiscible sulphide melt which has undergone all the phases of deformation that have affected the enclosing gneisses.

The mineralogical composition of the host rock bodies, the suggested geochemistry of the basaltic intercumulus liquid, and the nickel-copper content of the sulphide ores are consistent with the formation of the host rocks and sulphide ore bodies from a fractionating tholeiitic basaltic magma that intruded as a liquid mush likely between 2,700 Ma to 2,650 Ma ago.

Intrusion of the host magma was followed by several phases of deformation and metamorphism which resulted in the ductile dismemberment and folding of the original intrusive complex as well as the massive sulphide lenses. The ages of syn-tectonic granitic gneiss units in the area vary between 2,650 Ma to 2,600 Ma indicating that deformation was concomitant with that recorded in the Zimbabwe Craton to the north.

Both the Selebi North and Selebi nickel-copper sulphide deposits are associated with an amphibolite layer which occurs within grey gneiss and lesser hornblende gneiss of Unit E of the Selebi Sequence. The sulphides mainly occur as massive sulphide, usually containing >70% sulphides with small amounts of silicate inclusions or as disseminated sulphides, usually <30% sulphides, with higher amounts of inclusions. Stringer sulphides are generally thin, <10 cm veins typically crosscutting the foliation in the amphibolite.

The Selebi-Phikwe sulphides have been interpreted as having formed as an immiscible sulphide fluid in a deeper lying, crystallising, mafic magma body, from which sills were injected to higher crustal levels, transporting the sulphide fluids. The host sill is now metamorphosed to amphibolite. Quartz-feldspar gneisses form the hanging wall and footwall.

Exploration

Exploration work completed by PNR Selebi in 2021 has consisted of the sourcing and digitization of existing historical information, confirming collar and down hole location information of selected holes, and completing electromagnetic surveys (BHEM) on high priority historical exploration holes.

Digitization of Existing Information

Collection, sorting, and digitization of hard copy reports, maps, and drill logs found within the Geology offices at the BCL administration building is ongoing and to date has included:

•	digitization of original drill logbooks including descriptive lithology logging, some structural information, and analytical results of secondary elements (iron, cobalt, sulphur);

•	digitization of detailed level plans with mapped mineralization, lithology and structure; and

•	georeferencing of surficial maps and surveys.

As part of this work, 3D digitization of mine development, ventilation raises, conveyors, ramps, and production stopes continues at the Selebi Mine and have been finalized for the Selebi North Mine.

Digital survey capture of the Selebi North ramp and lowest underground development levels have also been completed by PNR Selebi. These were previously unsurveyed because of the sudden closure of operations in 2016.

Collar, Downhole, and BHEM Surveys

Location and re-entry of selected existing drill holes with the purpose of confirming collar and downhole survey information commenced in May 2021 and is ongoing. Using handheld GPS units, to date, a total of 44 collar locations have been identified close to their expected positions in both real world (WGS84) and mine grid coordinates. A total of 34 of these drill holes were re-entered by the contractor, AEGIS, in June and July of 2021 to confirm access. Only three surface holes and two underground holes were observed to still be open to target depth. These holes were re-surveyed using a gyro downhole survey probe.

Discovery Drilling, contractors engaged by the Project Team, began work in October 2021 to re-open high priority holes while GEN WAY T/A/Mining Surveying Systems was engaged to provide gyro surveys and AEGIS was engaged to carry out BHEM surveys.

The drill arrived on site on October 17, 2021 and hole cleaning is ongoing. As of the effective date of the Technical Report, six holes have been re-opened: sd119, sd121b, sd131b, sd140, sdn106b and sdn109. 900m of rods fell into sd131b and after considerable effort was deemed to be irretrievable.

Gyro surveys utilized the Reflex EZ-Gyro/Sprint Gyro, and due to the vertical nature of the holes, data was collected every 30m in "Multi-Shot Mode". Readings within each survey are individual and independent of the other readings above and below. Surveys were completed both entering and exiting the hole. As of the effective date of the Technical Report, downhole survey information has been collected in five re-opened holes: sd119, sd121b, sd131b, sd140, sdn106b.

Gyro data collected in sd140 indicated that the end of the hole ("EOH") was located approximately 370m to the southeast of its original position in the BCL database. Other holes were comparable to database information with an average of 15.6m difference between the original survey EOH and the new gyro EOH. The comparisons between the database and gyro EOH locations is set out in Table 3.

Table 3: Gyro Survey Results
Selebi Mines

Hole ID	Length (EOH) (m)	Survey Interval (m)	Date of Survey (DD-MM-YYYY)	Diff (3D) XYZ to XYZ Database vs New Gyro Survey (m)
sd140	1760	0-1640	11-11-2021	371.629
sd131b	1455	0-1,440	22-11-2021	7.811
sd121b	1275	0-1,260	10-12-2021	17.991
sd119	1329	0-1,315	15-02-2022	18.816
sdn106b	1164	0-1,110	26-02-2022	17.725

BHEM surveys were carried out in two phases between October 24 and November 29, 2021 using a TEM57-Mk2 or replacement TEM67A transmitter, a Geonics PROTEM digital TDEM receiver, and BH43-3D dB/dt inductive downhole probe or a MAG43-3D fluxgate probe with an orientation tool. Data was collected at survey intervals of 10 m to 25 m. Two surface holes, sdn106b and sdn112b, were surveyed from the north transmitter loop. The north loop is 780 m x 1,000 m in size and a Leica 1200 DGPS unit was used to collect loop and drill collar coordinates in UTM Projection WGS84z35. All of the surveys operated at a frequency of 2.5Hz. Two underground holes, 29006 and 29009 were also surveyed from the north loop. Drillhole sd140 was surveyed from the south loop, 1.0 km x 1.0 km in size, using both the MAG43-3D fluxgate and BH43-3D dB/dt inductive downhole probes. Table 4 presents the survey details for holes surveyed.

Table 4: BHEM Surveyed Holes
Selebi Mines

Hole	Transmitter Loop	Frequency	Survey Interval (m)	Probe
sdn106b	North Loop	2.5Hz	100-1100	dB/dt
sdn112b	North Loop	2.5Hz	100-1150	dB/dt
sn29006	North Loop	2.5Hz	20-300	dB/dt
sn29009	North Loop	2.5Hz	20-300	dB/dt
sd140	South Loop	2.5Hz	100-1680	dB/dt
sd140	South Loop	2.5Hz	1175-1640	B Field

Results of the BHEM surveys indicated a high quality off-hole anomaly in sd140 as discussed further under the heading "Exploration Potential" below. While results at Selebi North indicate additional down-plunge continuation to the conductive mineralization, the surveys do not define the down-plunge limit.

Exploration Potential

The 2019 due diligence work completed by the Project Team highlighted an off-hole BHEM anomaly in 2010 drill hole sd140, located down-plunge of the Selebi deposit. The collection of new gyro data in sd140 confirmed that the off-hole anomaly lies at the downdip edge of the Selebi mineralization. Figure 3 presents a long section of grade x intersected thickness and the location of the modeled EM anomaly. The modeled plate has been intersected by drill hole sd119, which reported an estimated true thickness interval of 38.5 m averaging 1.58% Ni and 2.44% Cu, including 21.4 m of 2.34% Ni and 3.39% Cu. True thickness was calculated assuming a dip/dip direction of 43°/206°, which is consistent with the existing modelling. This drill hole intersection is located approximately 300 metres down plunge of the existing mine workings and approximately 1,200 metres below surface. The product of grade x thickness is also elevated at the down-dip edge of the Selebi mineralization resource, making this EM target highly prospective for the discovery of Mineral Resources at depth.

Selebi North mineralization is also open at depth, and additional upside potential occurs here. Given the basin structure, it is possible that the Selebi North mineralization extends at depth and flattens to the south, while also potentially extending southward.

Drilling

As of the effective date of the Technical Report, NAN has not completed any drilling on the Selebi Project. All currently available drilling information in respect of the Selebi Project relates to drilling completed by previous operators.

Early Drilling (1964 to 1994)

The earliest diamond drilling on the Selebi Project is reported to have been completed in 1964. Sources cited by the Technical Report indicate that by the end of 1971, drilling on the Selebi targets totalled 73 holes for 19,294 metres. Drilling is reported to have continued between 1980 and 1994 to confirm the down-dip and northerly continuation of the mineralization at Selebi.

Per the Technical Report, documentation related to this early diamond drilling was not available for review. SLR is not aware of the sample preparation, analyses, and security procedures followed for the drilling completed prior to 2007.

Recent Drilling (2007 to 2010)

Diamond drilling was undertaken within the Selebi Project area from 2007 to 2010. A two-tier approach was adopted targeting on-mine/brownfield and greenfield targets. On-mine drilling was undertaken with the objective of defining down dip and strike extensions of existing deposits while greenfield work targeted areas away from the mining infrastructure.

Greenfield drilling was conducted on areas a considerable distance from the mining operations but within the Selebi Project area. The sole purpose of this drilling was to delineate new standalone ore bodies. Drilling was undertaken at nine sites as follow-up to combinations of geophysical, geochemical, and geological anomalies.

On-mine or brownfield drilling was focused at Selebi Central. A total of 48,291.85 metres was drilled and continuity of mineralization with depth in respect of these three targets was confirmed.

Table 5 summarizes the available drill hole information at the Selebi Project area. SLR has noted that the table is incomplete, and is at minimum, missing details of regional target exploration drilling known to have been completed based on available maps.

Table 5: Summary of Historical Surface and Underground Drilling
Selebi Mines

Area(1)	Type	No. Holes	Total Length (m)	Mean Length (m)	Length Range (m)
Selebi North	Surface	138	74,321	539	46 - 1,358
	Underground	1,613	54,193	34	1 - 362
Selebi Central	Surface	152	64,980	428	80 - 1,386
Selebi Main	Surface	131	99,359	758	93 - 1,760
	Underground	2,551	84,079	33	1 - 180
Total		4,585	376,933	82	1 - 1,760

Note:

(1)	This table is not considered to be complete, and, at minimum, is missing regional exploration target drilling.

A summary of significant intercepts beneath the existing Selebi and Selebi North mine workings are included in Table 6.

Table 6: Summary of Significant Intercepts at the Project
Selebi Mines

	From	To	Intercept Length	Estimated True Thickness	Grade
Hole ID	(m)	(m)	(m)	(m)	(% Cu)	(% Ni)

Selebi[1]
sd102a	1,176.5	1,178.9	2.4	2.2	1.45	2.65
sd114	1,066.6	1,071.1	4.5	4.1	0.84	1.76
sd117	1,099.9	1,102.4	2.5	2.3	1.20	1.87
sd119	1,231.1	1,257.2	26.1	20.3	3.39	2.38
sd121	1,270.4	1,272.2	1.8	1.8	2.05	1.54
sd121b	1,262.0	1,265.2	3.2	2.8	1.88	1.59
sd123	1,443.4	1,444.9	1.4	1.4	1.48	1.32
sd128	1,159.8	1,161.9	2.1	1.9	0.90	1.31
sd129b	1,410.6	1,414.0	3.4	3.1	1.53	1.59
sd131	1,371.0	1,373.0	2.0	2.0	5.96	2.05
sd131b	1,370.3	1,372.3	2.0	1.9	3.75	1.59
Selebi North[2]
sn29006	263.60	274.10	10.50	8.4	1.46	2.05
sn29053	324.90	329.00	4.10	3.3	0.85	2.22
sn29005	236.90	257.10	20.20	16.2	1.33	1.91
sn29050	193.20	199.40	6.20	5.0	1.26	2.34
sn29050	206.30	211.70	5.40	4.3	1.45	1.66
sn29050	211.70	224.90	13.20	10.6	2.04	1.61
sn29001	185.40	193.20	7.80	6.2	2.18	2.17
sn29001	200.40	211.80	11.40	9.1	2.24	1.92
sdn102b	919.30	937.20	17.90	14.3	0.59	1.04
sdn103b	840.50	860.00	19.50	15.6	1.62	2.18
sdn106	1108.40	1114.30	5.90	4.7	0.50	1.44
sdn106b	1098.20	1111.40	13.20	10.6	1.33	2.34
sdn108	1025.90	1029.80	3.00	2.4	0.33	1.36
sdn109	1242.70	1244.20	1.30	1.0	0.50	1.51
sdn109	1252.40	1255.80	3.40	2.7	3.20	2.05
sdn112	1111.50	1120.20	8.70	7.0	1.31	1.84
sdn112	1144.80	1152.40	7.60	6.1	0.52	1.64
sdn125	877.90	880.50	2.60	2.1	1.89	1.88
sdn132	1001.00	1002.80	1.80	1.4	1.83	3.00
sdn132a	1001.70	1002.77	1.06	0.8	0.81	2.34
sdn136a	1029.30	1032.50	3.20	2.6	0.58	1.14

Note:

(1)	Estimated true thickness is based on a thickness evaluation in Leapfrog Geo.
(2)	Estimated true thickness is based on 80% of intersected thickness based on visual review against modelled mineralization and mine workings.

The QP is not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the foregoing results.

Selebi Central

Drilling at Selebi Central commenced as follow-up to a VTEM anomaly. A total of 163 holes totalling approximately 68,000 metres were drilled over an area of approximately 4,500 hectares. Selebi Central mineralization ranges from massive to disseminations hosted by amphibolite with an average thickness of one metre. Selebi Central forms the missing link between Selebi and Selebi North with the Selebi Central deposit joining the Selebi deposit at depth and Selebi North on strike to the north.

Surface Drilling and Core Handling Protocols

Underground and surface diamond drilling core samples are the primary source of information for interpretation and modeling of the historical mineral resources. Routine procedures were completed to acceptable industry standards in order for the data to be acceptable for use in the interpretation of the geology and modelling of the ore bodies.

All data acquisition protocols, outlined below, were completed or supervised by non-registered but adequately qualified BCL geologists and surveyors.

Collar and Down Hole Surveying

Collar positions were surveyed using a Trimble Differential GPS, models XT and XP, with ± 10 cm and ± 50 cm precision, respectively by qualified BCL geologists. Some collar positions were surveyed using Leica Total Station by qualified BCL surveyors.

Except for a few holes, down hole surveys were carried out immediately upon completion of a drill hole, by an external contractor using either the Reflex EZ-Shot or Gyro survey tool. Historical holes were surveyed using a Sperry Sun down hole camera.

In some cases, a time lag between drill hole completion and down hole survey opportunities rendered the survey impossible as holes collapsed in the interim period. These holes were flagged in the database and excluded from historical Mineral Resource estimation work.

Where core orientation was measured, it was completed using a spear core marking tool.

Core Logging

All core logging was completed by degree qualified BCL geologists. Core was logged on paper log sheets and later uploaded in Century System's Fusion database (now owned by Datamine). Core logging included identification of lithology, structure, alteration, mineralization, core recoveries, and other notable characteristics. Geotechnical logging was completed on selected holes.

Core was initially cleaned and meterage marked before delineating lithological contacts and marking sample intervals. Sample intervals were drawn based on different petrological and physical characteristics of each sample length.

All core was photographed with the start, end, and intermediate intervals clearly marked on each box. Core was photographed after sampling and marked clearly before storage.

The QPs consider the lithological logging procedures for surface exploration holes to be consistent with standard industry practice.

Core Recovery

Qualified unregistered BCL exploration geologists regularly monitored core recoveries by daily visits to the drill rigs. Core recovered was reconciled at the drill rig and then entered into formatted Microsoft (MS) Excel spreadsheets.

The drilling contract stipulated 100% core recovery with +5% deviation. Where anomalies were observed, immediate corrections were sought from the drillers. The recoveries for mineralized zones were good, ranging from 90% to 100%. Most of the lithologies in the Selebi Mines area were competent gneisses which yielded good recoveries. There were only a few scenarios where core was lost due to collapsing formations or bad ground. In the weathered zone, generally to the first 50 metres below surface, core recoveries were generally poor and holes were was commonly steel-cased to avoid collapse.

Core recovery is generally high (above 95%) in the host lithology and core losses are therefore considered to have minimal effect on the quality of the Selebi Project drill hole database.

Core Sampling

The BCL standard operating procedures required sampling of the entire amphibolite host plus a minimum length of one metre in the hanging wall and footwall lithologies. The minimum sample length for exploration samples was set at 0.3 metres, although approximately 7% of samples in the database are shorter than this threshold. 95% of all samples at the Selebi Project are sampled at or below 1.5 metres length. Chosen sample length was at the discretion of the logging geologist and selected based on the style of mineralization and whether the sample was within or adjacent to visible mineralization.

Samples were marked directly on the core, which was cut and split longitudinally using a diamond saw. Sample bags and ticket books were prepared prior to sample cutting. Core was cut from bottom to top (down hole to up hole) with the orientation line facing vertically upwards. One core half was submitted for analysis in most cases, however, where a re-submission was requested, the remaining half core was quartered and a quarter was sent for duplicate or re-analysis.

Core Photography

Two photographs of core were taken, one wet and one dry, prior to core cutting. After cutting the procedure was repeated.

Density Determination

Determination of specific gravity ("SG"), or density, was completed using the water immersion method (Archimedes method) by a trained BCL geological technician. The method entails the weighing of a dry sample in air and in water. SG determinations of all samples were carried out in a closed environment at the core shed to avoid external disturbances that may affect the scale reading. Dry samples were weighed using an electronic scale sensitive to 0.1 grams and capable of measuring weights up to 3,100 grams.

SG of a particular sample lithology was reviewed for correspondence with the sample description of the lithology on the log sheet and if there were any marked discrepancies, the process was repeated and the SG recalculated.

The recorded SGs were validated by a geologist to confirm if they correspond to the lithology as logged. If all was correct, the geologist signed-off on the batch for dispatch to the laboratory and entered the SGs on a log-sheet, otherwise the whole process was repeated.

The QPs consider the SG determination procedure to be adequate and consistent with standard practices. Moving forward, SLR recommends recording density of all mineralized samples to be able to examine relationships between iron content (as a proxy for sulphide content), and to support the interpolation of density during resource estimation.

Sample Shipping

Following review and acceptance of the representativeness of the samples' SG by the geologist, a BCL technician completed the following processes prior to sample shipment to the laboratory:

•	Secured the individual sample bags with cable tie to avoid sample loss;

•	Packaged smaller secured bags into 430 mm x 760 mm x 250 μm plastic bags;

•	Secured large bags with cable ties for added security;

•	Prepared sample dispatch documents (analytical services request sheet) in duplicate listing sample numbers, elements to be analysed plus any other instructions; and

•	Handed samples over to BCL driver for transportation to the onsite laboratory.

Core and Sample Storage

It was a statutory requirement that all core obtained from exploration drilling be kept in storage for future reference. All BCL core was thus stored at the BCL core shed at the Phikwe Mine site.

All production pulp and coarse rejects from the BCL laboratory were kept in storage at the laboratory for three weeks before they were discarded. Coarse rejects from surface exploration campaigns were returned to the Geology department and kept in secured storage at the core shed for one year after the campaign before being discarded.

Underground Drilling and Core Handling Protocols

Underground drilling was used for either ore body profiling, grade control, hazard identification and/or service holes. Drilling information was collected by BCL diamond drill crews consisting of a Foreman, Miner-in-Charge, Operator, and Workman.

Underground borehole spacing along strike was generally 25 metres apart along the primary developments although this was not strictly followed due to mining constraints resulting in the unavailability of drilling sites and erratic drill spacing. Drilling was also carried out from secondary developments such as stope-raises and drill-drives where the deposit was not fully exposed from footwall contact to hanging wall contact.

BCL underground exploration used an AXT bit size (48 mm diameter) for core sampling. Diamond drilling was carried out with slow rotation and gentle pressure with water used to lubricate and cool the bit.

The drilled core was extracted and placed in core boxes, which could hold up to six metres of core. The core boxes were then transported from the drilling sites to the Geology core yard on surface where core logging was undertaken.

Drillers were trained to take extra care when drilling through structurally weak ground caused by faulting and shearing.

Core was logged in appropriate detail including identification of lithology, structure, alteration, mineralization, and other notable characteristics. A geologist logged the drill hole and identified and marked the section of the core to be sampled. The entire host rock amphibolite was sampled together with part of the country rocks (footwall and hanging wall gneisses). A drill hole was sampled one metre into the hanging wall gneiss in contact with the host, and similarly on the footwall gneiss.

Channel sampling was performed underground predominantly from stope raises mined on dip, along the hanging wall contact or extraction drives mined along string, within the ore body. These were predominantly used for grade estimation for the mining stope.

The U2 and U3 Pneumatic Kempe Diamond Drilling machines were used at the BCL underground mines to drill AXT size holes. The smaller sized U2 machine was predominantly used in stope raises for pre-stoping evaluation drilling (footwall delineation) while the larger U3 machine was used for all other exploration drilling including haulage exploration drilling, cover drilling for water and other service holes.

For ore body profiling in haulages, multiple array holes were drilled with inclinations varying from -20° to +90°. The disadvantage of the wide spectrum drilling is that most of the holes intersected the ore body at oblique angles thereby giving an apparent thickness of the ore body. Holes drilled perpendicular to strike gave the true thickness of the ore body. Wide spectrum drilling was suitable for the Selebi deposit where the ore body was known to pinch and swell over short distances. Haulage drilling sites were normally spaced at 25 metre to 50 metre intervals.

Underground exploration drilling at Selebi North employed a U8 Diamec drill rig for drilling BQ holes (56 mm diameter) up to 300 metres long. Drilling was performed from the 810 metre level hanging wall exploration drive to confirm the down dip extension of the South Limb and N2 beyond the 850 metre level resource model limit to the 1,100 metre level.

At the drill site, drilled core was placed in secure core boxes capable of storing up to six metres of drilled core. The core boxes were then transported by the BCL drilling crew from the underground drilling site to the Geology surface core yard where core logging was undertaken by qualified BCL geologists.

Geologists planned and designed diamond drilling layouts, providing the drill site information, site name, location, measurements with reference to the nearest pegs, planned metres, borehole inclinations, and identities. It was the responsibility of the driller to track the progress of the drill hole and report the progress to the shift boss. The section geologist also checked this progress daily to verify the expected target. A copy of the drill layout was provided to the surveyor for collar survey to be completed. The daily drilling progress was captured on the drill ledger and any problems highlighted for prompt resolution.

Collar and Down Hole Surveying

Underground drill holes were only surveyed for the collar position and orientation using a Total Station Theodolite instrument, with a ± 20 mm accuracy. The survey was carried out by trained BCL surveyors.

Longer underground exploration holes drilled using the U8 Diamec drill at Selebi North, were also down hole surveyed by an external contractor, using the AUSLOG Model A698 nonmagnetic gyroscope with survey readings every 20 mm. The output survey log was then composited to provide readings over specified intervals (i.e., every 10 metres), depending on any observed deviations.

Shorter holes drilled for ore body delineation were not routinely down hole surveyed. These holes were generally less than 50 metres long and it was assumed that no deviation occurred that warranted down hole surveying.

Logging

Qualified BCL geologists recorded lithology, structure, alteration, mineralization, and other notable characteristics on BCL Geology log sheets for each drill hole. Core photographs were taken on some drill holes. Below are the logging stages completed by the geologist:

•	Core laid out on logging table;

•	Meterage marking for core recovery;

•	Detailed logging for lithology and mineralization; and

•	Core marking for sampling.

After the manual logging was completed as detailed above, the BCL geologist digitally captured the logging details in the Fusion Database using the DHLogger interface. Apart from being used for resource modelling, ore delineation drilling was used to inform the ore production department on ore body position and size to allow them to plan for eventual extraction. The logging detail thus captured was limited to defining the ore body and was sufficient for resource modelling and estimation but was of insufficient detail to permit detailed lithological or mineralogical studies.

Core Recovery

Core recovery reconciliation was completed during the logging process to check the discrepancy between the drilled metres and the recovered metres. Intersections used in BCL resource estimation should have a core recovery of at least 95%. Geotechnically, the Selebi Mines rock quality designation was generally high given the competent lithologies drilled through (i.e., gneissic footwall and hanging wall and amphibolite host). The core recovery within the mineralized zone was generally above 90%. Drill holes with low core recovery, mostly encountered when drilling through weak fracture zones were not captured for resource estimation.

Drillers were always advised to drill slowly when experiencing blockages encountered when drilling through fractured or weak zones. In rare occurrences, where excessive core recovery was experienced, attempts were made to determine the reason instantly during onsite core inspection by the geologist.

Core losses were generally very low and therefore not likely to affect the outcome of the mineral resource estimate.

Core Sampling

Underground ore delineation drill core was subjected to whole core sampling over a variety of lengths as dictated by lithological contacts within the host rock. The main purpose of core sampling was to collect a sufficient amount of representative samples to support resource evaluation and estimation.

Sections of the core to be sampled were marked in red/white during logging. The entire host rock (amphibolite) was sampled together with at least one metre into the hanging wall gneiss in contact with the host, and similarly on the footwall gneiss. The minimum and maximum lengths of samples are 0.15 metres and one metre, respectively. Where one lithological unit was greater than the maximum length (one metre), more samples were taken with the longest sample being one metre. For instance, a 2.5 metre length of semi-massive sulphides unit would produce three samples; two 1.0 metre in length and one 0.5 metre in length samples.

Except for Selebi North underground exploration drilling, all drill core arising from underground ore delineation drilling at all other shafts was split prior to sampling for density determination and grade analysis.

Underground exploration core, drilled using the U8 Diamec drill rig at Selebi North, was first marked for sampling and then cut in half using a diamond saw. One half was sampled for density determination and grade analysis. The other half was kept in storage for future reference and re-submission, if required.

Core Photography

Drill core was not routinely photographed unless the responsible geologist required a photo of the core for discussion or reference. The QPs are of the opinion that all future exploration drilling programs undertaken by PNR Selebi include core photography as part of the core handling procedures.

Density Determination

Density measurements on underground samples were made using the water immersion method.

Sample Shipping

Underground samples were transported to the laboratory using the identical procedures as the surface samples.

Sample Preparation, Analyses and Security

As of the effective date of the Technical Report, no sampling has been completed on the Selebi Project by PNR Selebi other than metallurgical study samples and those collected by Sharon Meyer.

As of the date of the Technical Report, SLR has not been able to source documentation describing the sample preparation, analyses and security procedures followed prior to 2007. The below describes work undertaken by former operator BCL from 2007 to 2016.

Sample Preparation, Sample Security and Analysis

Core samples from both surface and underground drilling were delivered by BCL personnel to the onsite BCL laboratory, which served as the primary laboratory, for analysis. The BCL laboratory received accreditation from the Southern African Development Community Accreditation Service in accordance with the ISO/IEC 17025:2005 international standard for technical competence of nickel and copper analysis in March 2016. While most samples in the historical database were analyzed prior to this accreditation, in the years prior to the accreditation, the laboratory had been actively working with the Botswana Bureau of Standards to achieve this goal and as part of this work, a selection of samples were sent to ALS Chemex ("ALS") Tati-Phoenix and Nkomati laboratories for QA/QC (each as defined herein) purposes. The ALS laboratories are independent and were accredited according to the South African National Accreditation System.

At the BCL laboratory, samples were crushed in a two-step process to ± 5 mm, then a ± 300 gram sample was riffle split and pulverized to <325 mesh.

Both the BCL laboratory and the ALS laboratories used a four acid (HNO3-HClO4-HF-HCl) digestion to treat the samples.

At the BCL laboratory, surface samples were assayed for copper, nickel, iron, sulphur, and cobalt using flame atomic absorption spectroscopy ("FAAS"). ALS analyzed the samples by inductively coupled plasma-atomic emission spectroscopy for a suite of 33 elements (including platinum group elements) according to its analytical code ME-ICP61. ALS analyzed samples with copper and nickel values greater than 1% (>10,000 ppm) by inductively coupled plasma-atomic absorption spectroscopy according to its analytical codes Cu-OG62 and Ni-OG62, respectively.

Underground samples were routinely analysed by FAAS for nickel and copper, however, provisions were available for analysis of other elements including cobalt, iron, and sulphur, as required.

Quality Assurance and Quality Control

Quality assurance consists of evidence that the assay data has been prepared to a degree of precision and accuracy within generally accepted limits for the sampling and analytical method(s) to support its use in a mineral resource estimate. Quality control consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

There is no evidence that QA/QC samples were submitted as part of analytical programs prior to 2007. QA/QC protocols including insertion rates as presented in Table 7 were implemented by BCL in 2007.

Table 7: Historical QA/QC Sample Insertion Rates
Selebi Mines

QA/QC Sample Type	Frequency	Placement
Field Duplicate	1 in 202	Random, Preference for Within Mineralized Zone
Check Assay (Pulp Return)	0 to 5 in 20	Random
Coarse Rejects (Coarse Return)	0 to 5 in 20	Random
Blank	1 in 20	Radom, Preference for Within Mineralized Zone
Certified Reference Material (CRM)	1 in 20	Random

Note:

(1)	Field duplicate submission was limited to surface and Selebi North underground exploration holes only. Small diameter underground drill holes were submitted whole to the laboratory for analytical testing.

In addition to the blind sample submissions to the laboratory by the BCL geological department, the BCL laboratory included CRM samples for internal monitoring at a rate of 1 in 10, as well as duplicate samples (rate unknown).

SLR received and reviewed a partial database of QA/QC results representing analytical results from 2010 to 2014 (see Table 8). As of the effective date of the Technical Report, it was unknown whether a complete database of QA/QC samples and results exists. In addition to this data, SLR received several partial datasets and analytical result compilations and summaries including:

•	A comparison of 64 primary nickel and copper analytical results from the BCL Laboratory analyzed in 2010 with ALS Tati and Nkomati laboratories check assay results.

•	A graphical comparison of 184 paired primary (BCL laboratory) copper and nickel analytical results against ALS analytical results (no date).

•	A tabular and graphical comparison of 18 paired primary (BCL laboratory) copper and nickel analytical results against ALS check assays and internal pulp duplicates (no date).

•	A dataset comparing 158 internal re-assays of nickel and copper pulp duplicate samples from six batches, alongside 17 CRMs (no date).

•	A data and control plot of 58 blank reference material samples (no date).

Table 8: Summary of Historical QA/QC Database Entries (Incomplete)
Selebi Mines

		Reference Sample Count
Year	Assay Count(1)	AMIS0060	AMIS0061	Blank
2010	20	2	2
2011	30			4
2012	252	6	6	6
2013	102,458	298	318	176
2014	18,325	33	65	160
Total	121,165	339	391	346

Note:

(1)	Counts represent single variable results. A single CRM assayed for both nickel and copper may be represented twice.

Sources cited by the Technical Report concluded that, while BCL's QA/QC protocols were inconsistently followed both temporally and in different parts of the Selebi-Phikwe, results made available were sufficient to support the estimation of mineral resources. Those same sources recommended that QA/QC protocols be standardized across the site, as well as for all sample types, and that sample support from drill holes be delineated spatially and used to support classification criteria.

SLR reviewed the available information and noted some deficiencies in the QA/QC sample results, including evident sample mix-ups in CRM material results, as well as observed biases in some CRM and check assay results. The QPs are of the opinion that the results are inconclusive and lack temporal and spatial context, the sample type and location information of the data the QA/QC samples were supporting, as well as the purpose, original conclusions drawn, and actions taken based on the results of the analysis. SLR was not able to source comprehensive QA/QC data or reports representing or summarizing QA/QC sample collection at Selebi Mines from 2007 to 2016. As a result, the QPs are of the opinion that further compilation and verification is required to confirm that the QA/QC program results are adequate to support the inclusion of the historical drill hole information in a mineral resource estimate.

Data Verification

SLR Site Verification Procedures

A site visit to the Selebi Project was conducted by Ms. Sharon Meyer, M.Sc., Pr. Sci. Nat., EAPASA, SLR Associate Environmental Consultant, from May 2 to May 6, 2021. While onsite, Ms. Meyer held discussions with site personnel, visited the Selebi and Selebi North underground workings, as well as the adjacent Phikwe property infrastructure, waste disposal facilities, and open pit exposure. Ms. Meyer visited the core library and reviewed selected core intercepts against recorded lithology logging and assay results. Ms. Meyer also visited several collar casings.

Confirmation of Mineralized Intercepts

Mineralized intercepts representing the Selebi North and Selebi Main deposits stored in the onsite core storage facility for drill holes sd119, sd108, sd115A, sd121, sd140, sd121b, and sd131b were examined and compared against both a 1992 logbook (where appropriate), as well as the Century Systems digital drill hole database. Visual estimates of oxidized sulphides were observed by both PNR Selebi and SLR to correlate very well with logged intercepts and analytical values. Sample From-To values were observed to be consistent.

Underground development headings and faces were visited by the Project Team and SLR personnel at Selebi (Shaft #2) and Selebi North (Shaft #4) to view and sample mineralization. In addition to confirming visible mineralization, a total of nine samples from underground workings were collected and sent to ALS in Canada for assaying. The samples included the following:

•	Six samples were collected from Selebi North South Limb

•	One sample was collected from Selebi North N2 Limb

•	One sample was collected from the Selebi North Limb

•	One sample was collected from Selebi

Analytical results for the nine samples returned values ranging from 0.72% to 4.11% Cu and 0.54% to 2.86% Ni.

Confirmation of Drill Hole Location and Survey information

A total of 39 drill hole collars were located at the site, 33 of which were clearly labelled. Collar casings were observed in a variety of conditions, ranging from capped casings extending approximately one metre above the ground, to uncapped flush casings, to holes in the ground with no casings.

Locations were measured using a handheld GPS and approximate measurements of the hole dips and azimuths were taken using a Brunton Compass. All labelled holes were observed to closely approximate the digital database.

SLR Audit of the Drill Hole Database

Drill hole paper logs from sd108, sd117, and sd55 were reviewed against digital positioning, logging and analytical results. The paper logs included lithology coding, detailed descriptions of the lithology, drill hole attribute data including collar location and core diameter, mineralogical information including sulphide mineral percentages and mineralogical descriptions, and analytical results for nickel, copper, cobalt, iron, sulphur and SG.

Analytical values were compared between the logs and the digital database by PNR Selebi and were observed to compare well. Of the samples reviewed, only two typographic errors in the elemental analysis results were noted. SLR notes, however, that the digital database has only upheld lithology designation and results for nickel and copper and sporadically SG. The significant figures of the lithology interval lengths were rounded from centimetre to the nearest decimetre and detailed descriptions of the lithologies, mineralogy, and alteration were absent from the digital database. SLR recommends undertaking a larger digitization and validation exercise to confirm a larger selection of historical logging and to incorporate missing qualitative and analytical values into the master database.

The QPs reviewed the drill hole databases representing surface and underground drilling at Selebi Main, Selebi Central and Selebi North in Leapfrog software and conducted a standard review of import errors and visual checks. In addition to the missing analytical data previously mentioned, there are a small number of overlapping, zero length, very long (> 10 metres), and anomalous intervals. Varying significant figures in the From and To columns in some areas have created the appearance of a high number of small overlapping segments. These errors are unlikely to be real but may create issues in a compositing exercise and SLR recommends resolving them. Visually, survey deviations appear as expected, and elevation discrepancies between collar locations and topography appear to be small. SLR compared collar locations against georeferenced collar location maps. The QPs observed very good agreement between surface collar locations in the digital database and the location maps for near mine drill holes, but noted several regional drill holes indicated on the location map to be missing from the digital database. SLR queried the analytical (Ni, Cu, and SG) data to search for anomalous and impossible values. Values for nickel and copper ranged from 0% to 20% and from 0% to 32%, respectively. Some null values were observed in the SG field, as well as a high number of samples assigned a density of 2.8 t/m3. Further work is required to determine whether there is a mixture of assigned and measured density values retained in a single column in the digital database.

For drill holes sd108 and sd117, laboratory sample numbers as recorded on the paper logs were not digitized and could not be found in the drill hole files. While currently not considered a material issue, the QPs recommend digitizing the sample numbers to complete the digitized database and facilitate easier database verification.

In un-assayed and unmineralized sections, drill hole sd117 generally has a SG of 2.8 t/m3 assigned. SLR notes, however, that the 1.5 metre intersections directly above and below the mineralization between 1,096.74 metres and 1,102.39 metres downhole depth have SG values of 2.78 t/m3 and 2.70 t/m3 for the assayed hanging wall and footwall, respectively. While the analysis of SG for all mineralized samples complies with modern industry best practice, it is recommended that PNR Selebi assess the SG for unmineralized material in the future to better understand waste tonnage movements. The general application of a higher waste density appears conservative.

SLR Data Verification Conclusions and Recommendations

The Project Team continues to collect, compile, review, and validate technical data relevant for the Selebi Project. The field and computer-based validation exercises conducted by SLR and the Project Team indicate the potential for a robust historical drill hole database to support mineral resource estimation work. The QPs recommends that PNR Selebi continue its validation program and consider validation and digitization of missing information from hand written logs as part of that work.

Mineral Processing and Metallurgical Testing

The BCL concentrator and smelter plants located on the adjacent Phikwe property operated for over 40 years, processing ore from both Selebi and Phikwe until the operations were placed on care and maintenance in October 2016.

The concentrator operated at capacities ranging from 6,000 tpd up to a maximum of 10,000 tpd. The preferred technology adopted for the concentrator was designed to produce a low grade bulk sulphide nickel-copper concentrate. Presently, the metallurgical recoveries are based primarily on the historical operating performance achieved.

The Outokumpu flash smelting furnace was commissioned in 1973 and processed Selebi and Phikwe concentrates. The smelting equipment was upgraded over the years to facilitate the incorporation of nickel-copper concentrates received from the Nkomati Nickel Mine (a joint venture between Norilsk Nickel Africa Pty. Ltd. and African Rainbow Minerals) and the Phoenix Mine (Tati Nickel Mining Company, later a subsidiary of BCL). The smelter produced a high grade sulphide matte containing nickel, copper, and cobalt, which was shipped off-site to refineries for further processing.

PNR's metallurgical objectives moving forward are significantly different than those of the historical BCL operations. PNR considers the present smelter to be outdated, in poor condition, and not consistent with current environmental standards. PNR's current plan is to produce readily marketable copper and nickel concentrates without recommencing operation of the BCL concentrator or smelter. A preliminary metallurgical study program for separate copper and nickel concentrate production at a conceptual level was completed by SGS Canada Inc. ("SGS").

The historical mineralogical data support nickel-copper separation in flotation as pentlandite and chalcopyrite, however, these are not commonly associated and the primary challenge is pentlandite liberation from pyrrhotite. Liberation data suggests that 70% of the pentlandite is finer than 40 µm and that non-liberated pentlandite is associated primarily with pyrrhotite. All copper occurs as chalcopyrite, which tends to liberate slightly coarser than pentlandite.

From June to September 2021, metallurgical testing was conducted by SGS on the Selebi and Phikwe deposits with the following objectives:

•	Produce market concentrates for both nickel and copper so that the BCL smelter would not need to be recommissioned.

•	Demonstrate that nickel-copper separation can successfully separate copper from nickel at high efficiency.

•	Dramatically improve pyrrhotite rejection from the bulk nickel-copper concentrate, so that the nickel concentrate will be greater than 10% Ni (i.e., target 20% (Cu+Ni) in concentrate).

2021 SGS Test Work Program

The main objective of the 2021 SGS test work program was to evaluate a more typical flotation approach to the Selebi-Phikwe style of mineralization, with the goal of producing separate marketable nickel and copper concentrates. The metallurgical targets for this program were to maximize recoveries into concentrates having the following grades:

•	Nickel concentrate grading >10% Ni, preferably close to 12% Ni.

•	Copper concentrate grading approximately 30% Cu and < 1% Ni

When the SGS test work program was initiated, PNR was still evaluating a restart scenario over the entire Selebi-Phikwe area. PNR Selebi has since acquired mining rights over the Selebi Mines area only, and this summary is limited to relevant results from composite samples taken from Selebi Main (S-Comp) and Selebi North (SN Comp) deposits. The scope of work of the metallurgical test work program included feed characterization (assays and mineralogy), ore hardness evaluations, and flotation testing.

The information in this section is largely extracted from PNR and SGS reports.

Sample Selection and Preparation

PNR Selebi's sampling program from the Selebi Project was constrained by the lack of available core and lack of blasting permits that would have been required to acquire fresh mineralization from underground

The sampling program was limited to selecting rocks from the mine faces underground. The rocks were oxidized, so the plan was to bring the rocks to surface, "shave" the outer rind of oxidation off with the core saw, and then further trim the rocks with a grinding wheel to remove the surface "weathering rind" of oxidation. The joint fractures invariably exhibited signs of oxidation. PNR reported that flotation testing did not suggest significant oxidation, as selectivity between pentlandite and pyrrhotite appeared adequate.

Rock samples from Selebi North and Selebi were selected to represent the overall mineralogy, i.e., massive, disseminated, hanging wall, footwall, etc. and are summarized in Table 9. The table data contains the geology log summary for the samples and the mass and assay data from SGS.

The sample preparation plan was to crush the rocks to a nominal 50 millimetre size so that a portion of the samples (approximately 33%) could be removed for comminution testing, while the balance was for flotation testing. A head sample was taken from the flotation composite to determine the head grade for each sub sample. Final compositing mass for the sub samples was determined from the PNR Selebi grade versus tonnage data from an early 2020 review of the BCL assets. For the Selebi North composite, the proportion of material from the three zones followed the distribution from the mine plans around the time of liquidation. Each of the three composites targeted the expected copper and nickel head grade targets as well as the ratio of pyrrhotite to pentlandite (Po:Pn = 10 to 12) expected for this mineralization.

Table 9: Sample Description and Selection for Selebi North and Selebi
Premium Nickel Resources Corporation - Selebi Mines

Sample ID / Location	%Cu	%Ni	%S	Lithology	Description	Sample Mass (kg)	Subsample Mass (kg)

Selebi North
South Limb (925 mL / 750 Section) Composite
D15551	1.08	2.30	33.30	HW MS	Massive Sulphides, coarse sub- euhedral magnetite (Mt), minimal oxidation (ox) along joint planes	12.3	9.1
D15552	0.86	2.44	35.70	HW MS	Massive Sulphides, coarse sub- euhedral Mt, minimal ox along joint planes	7.3
D15553	0.68	2.42	34.60	HW MS	Massive Sulphides, coarse sub- euhedral Mt, minimal ox along joint planes	8.0	5.9
D15554	0.00	0.00	0.14	HW GN	Hanging Wall Gneiss, quartz (Qtz) +feldspar (Fsp) +10-15% biotite (Bio) + 1-2% Garnet	14.9	10.7
D15555	1.11	2.24	33.10	FW MS	Massive Sulphides, coarse sub- euhedral Mt, minimal ox along joint planes, local minor green amphibole	17.0	12.6
D15556	1.21	2.46	36.10	FW MS	Massive Sulphides, coarse sub- euhedral Mt, minimal ox along joint planes, local minor green amphibole	17.7
D15558	0.41	0.40	5.78	FW AMPH	90% Dark green, coarse crystalline amphibole with garnet. Massive	14.2	10.5
D15559	0.07	0.10	0.96	SCHIST AMPH	Highly Friable Schistose Amphibole with strong biotite and elongated black amphibole	13.8	10.3
South Limb Subtotal	0.56	1.16	16.87			121.0	59.1

Sample ID / Location	%Cu	%Ni	%S	Lithology	Description	Sample Mass (kg)	Subsample Mass (kg)

N2 Limb (895 mL/2,100 Section) Composite
D15560	0.31	0.27	3.77	FW AMPH	Barren to very weakly disseminated sulphides within massive coarse grained crystalline amphibolite	9.7	7.2
D15561	0.03	0.02	0.18	HW/FW GN	Hanging Wall Gneiss-Qtz+Fsp +Bio+Amph with local blebs/stringers of sulphides	10.6	7.9
D15562	1.10	0.97	15.20	AMPH	Moderately mineralized with disseminated and stringers, coarse crystalline amphibolite with garnet	10.7	8.0
D15563	15.20	0.49	21.50	AMPH	Semi Massive Sulphide CPY rich with amph. Clasts + Mt + Po . Amphibolite host is coarse crystals	20.4	2.0
D15564	1.62	1.67	25.00	MS	Massive Sulphide, Various % Cpy, Massive Po with Trace-5% Mt	15.1	6.0
D15565	2.24	1.99	29.90	MS	Massive Sulphide, Various % Cpy, Massive Po with Trace-5% Mt	10.5	7.8
N2 Limb Sumtotal	1.77	0.93	14.78			88.4	38.9

Sample ID / Location	%Cu	%Ni	%S	Lithology	Description	Sample Mass (kg)	Subsample Mass (kg)

N3 Limb (856 mL/1,600 Section and 796 mL Stope Access) Composite
D15566	< 0.01	< 0.01	0.07	HW GN	Hanging Wall Gneiss, very siliceous, med gnd. Qtz+Fsp +Bio+Amph+garnet	16.1	-
D15567	< 0.01	< 0.01	0.10	FW GN	Footwall/Hanging Wall Gneiss, very siliceous, med gnd. Qtz+Fsp +Bio+Amph+garnet	14.5	10.4
D15568	1.90	2.57	34.00	MS	Massive Sulphide-Primarily Po + Cpy + Pn + Mt. Pn difficult to identify.	17.1	7.0
D15569	1.26	2.86	37.40	MS	Massive Sulphide-Primarily Po + Cpy + Pn + Mt. Pn difficult to identify.	13.8	6.0
N3 Limb Subtotal	0.89	1.50	19.81			70.4	23.4
Selebi North	1.01	1.15	16.77			279.8	121.4

Sample ID / Location	%Cu	%Ni	%S	Lithology	Description	Sample Mass (kg)	Subsample Mass (kg)

Selebi
Selebi (850 mL) Composite
D15578	20.20	0.88	32.20	MS	Massive Sulphide, Cpy Rich with Po and local Amphibole.	21.3	-
D15579	0.28	3.09	35.00	MS	Massive Sulphide, Cpy and/or Po rich with local Amphibole/Biotite.	20.1	14.3
D15580	16.00	1.24	31.50	MS	Massive Sulphide, Cpy Rich with Po and local Amphibole.	21.7	3
D15582	2.90	0.72	11.00	CT ORES	Contact ore between HW and Amphibolite, Disseminated, stringer, semi-massive sulphides with Amphibolite and local biotite and trace garnet.	21.1	14.8
D15583	3.28	0.74	11.90	CT ORES	Contact ore between HW and Amphibolite, Disseminated, stringer, semi-massive sulphides with Amphibolite and local biotite and trace garnet.	21.0	14.59
D15584	2.84	0.68	10.30	CT ORES	Contact ore between HW and Amphibolite, Disseminated, stringer, semi-massive sulphides with Amphibolite and local biotite and trace garnet.	20.8	14.76
D15585	3.98	0.22	6.43	CT ORES	Contact ore between HW and Amphibolite, Disseminated, stringer, semi-massive sulphides with Amphibolite and local biotite and trace garnet.	17.1	-

Sample ID / Location	%Cu	%Ni	%S	Lithology	Description	Sample Mass (kg)	Subsample Mass (kg)

D15586	0.00	0.00	0.04	HW/FWGN	Medium grey, medium grained, dark grey, well banded qtz/bio rich gneiss, highly siliceous. 10-25% Bio; +/- Amph w tr. Gt.	21.6	-
D15587	0.00	0.00	0.06	HW/FWGN	Medium grey, medium grained, dark grey, well banded qtz/bio rich gneiss, highly siliceous. 10-25% Bio; +/- Amph w tr. Gt.	20.1	14.05
D15588	0.17	0.07	0.60	AMPH	Barren Amphibolite host rock, Nil to v. weakly disseminated/local rare stringer mineralization. Weak fabric present.	19.8	14.11
D15589	0.10	0.06	0.28	AMPH	Barren Amphibolite host rock, Nil to v. weakly disseminated/local rare stringer mineralization. Very coarse crystalline massive fabric	20.3	-
D15590	0.10	0.68	7.44	PEG	Very Coarse Qtz/Fsp Pegmatite >80% Qtz, local strong coarse Bioitite booklets. Pegmatites occur apparently random through ore body.	13.5	8.8
Selbi Total	1.91	0.88	11.77			238.4	98.4

Source: PNR, 2021

Notes:

(1)	Pyrrhotite (Po)
(2)	Pentlandite (Pn)

In SLR's opinion, PNR Selebi's procedure of sample selection and collection of non-oxidized material is not considered best practice. However, PNR Selebi's method of hand picking samples was referenced to historical grades during production and is statistically representative of the Selebi mineralization. The test results based on composites prepared from these handpicked samples may not be indicative of the expected metallurgical performance. Although considered adequate for a "proof of concept" test, SLR recommends that proper sampling of drill core, that is spatially representative of the deposits, be undertaken prior to conducting any further metallurgical testing.

Feed Characterization

Table 10 provides a summary of the feed characteristics of the two Selebi test samples. Copper feed grade varied from 1.07% Cu to 1.90% Cu, while nickel feed grade varied from 0.88% Ni to 1.17% Ni. Nickel sulphide (Ni(s)) assays suggested that most of the nickel was in sulphide form.

Table 10: Head Assays of Test Samples
Premium Nickel Resources Corporation - Selebi Mines

Analysis	Unit	SN Comp	S Comp
Cu	%	1.07	1.90
Ni	%	1.17	0.88
Ni(s)%		1.12	0.85
Fe	%	32.3	20.6
S	%	16.5	11.9

A subsample from each of the test samples was submitted for mineralogical analysis using Quantitative Evaluation of Materials by Scanning Electron Microscopy (QEMSCAN) at a grind size of 80% passing (P80) 84 μm, 115 μm, and 122 μm, respectively. The major sulphide minerals were identified as chalcopyrite, pentlandite, and pyrrhotite, with lesser amounts of pyrite. Pyrrhotite content was very high in these samples, ranging from 22% to 37%. Approximately 80% of the nickel was contained in pentlandite and approximately 15% of the remaining nickel was mostly hosted by pyrrhotite in solid solution. Minor amounts of nickel (approximately 5%) were hosted by non-sulphide gangue minerals.

While chalcopyrite and pyrrhotite were well-liberated at the grind size submitted for mineralogy, pentlandite was poorly liberated. Results indicate that the use of regrinding will be critical to fully liberate pentlandite in order to maximize nickel recovery and grade.

Comminution Testing

The composite samples were submitted for a suite of comminution tests:

•	SMC Test (abbreviated JK Drop Weight Test (DWT) for semi-autogenous grinding (SAG) Mill competency)

•	RWI - Rod Mill Work Index

•	BWI - Ball Mill Work Index

•	Ai - Abrasion Index

Table 11 provides a summary of the hardness characteristics of the two Selebi composite samples. Hardness testing indicated the samples to be very soft at SAG mill grind sizes and progressively harder at finer grind sizes. The samples were also determined to be slightly abrasive. The RWI values indicate that the material is soft. The BWI values indicate that the material is considered medium-soft.

Table 11: Hardness Characteristics of Test Samples
Premium Nickel Resources Corporation - Selebi Mines

Analysis	Unit	SN Comp	S Comp
	A x b	143	140
SMC	ta	0.99	1.04
	SCSE (kWh/t)	6.04	6.23
Ai		0.18	0.17
RWI	kWh/t	9.30	8.90
BWI	kWh/t	12.9	13.7

Notes:

(1)	A x b - The product of A and b, referred to as A x b, is universally accepted as the parameter which represents an ore's resistance to impact breakage based on JK DWT. A lower value of A x b indicates a harder ore.
(2)	ta – value reported as part of the SMC procedure is an estimate describing the particle size distribution of the product. A lower value of ta indicates a harder ore.
(3)	SCSE – SAG Circuit Specific Energy.

Flotation Testing

The flotation test program consisted of 25 batch tests and three locked cycle tests (LCTs) for the composite samples. The Selebi North composite was the main sample tested as it closely represented typical feed mineralization and was potentially the most challenging to process due to the highest sulphur head grade, however, results presented consider composite samples from Phikwe in addition to Selebi and Selebi North. Four batch flotation tests were conducted with Selebi Main and Phikwe samples.

The flowsheet involved grinding to P80 70 μm to 160 μm, followed by nickel-copper bulk flotation to recover most of the copper and nickel. The nickel-copper rougher concentrate was reground to P80 30 μm and cleaned once to reject pyrrhotite and non-sulphide gangue. The bulk nickel-copper cleaner concentrate was further ground to clean the mineral surface before undergoing nickel-copper separation. Nickel-copper tailings were processed via a pyrrhotite circuit to scavenge residual nickel. The pyrrhotite rougher material was reground to P80 25 μm and cleaned to produce a lower grade nickel concentrate.

LCT-1 and LCT-2 were completed to demonstrate the bulk nickel-copper and pyrrhotite circuits, while LCT-3 was performed to demonstrate the nickel-copper separation circuit. The combined LCT-1 and LCT-3 and LCT-2 and LCT-3 results are presented in Table 12 and Table 13, respectively.

Copper recovery ranged from 74% to 78% to the copper concentrate and 93-94% recovery was achieved between the two concentrates. The nickel recovery of LCT-1 was lower than expected (62%), likely due to the reagent dosages not being appropriate for the coarse primary grind (80% feed passing size (F80) 150 μm). LCT-2 used a more typical grind size (F80 100 μm) and this resulted in slightly higher nickel recovery (64%).

High grade copper concentrates were achieved grading 29% Cu to 31% Cu. The low nickel content (< 1%) in the copper concentrate was achieved as presented in the combined LCT-1 and LCT-3 results, when higher lime dosage in the grind and lower dosages of potassium amyl xanthate (PAX, a flotation reagent) were applied in the copper rougher and scavenger stages. Nickel concentrate grading 10.5% to 12.0% Ni and 3% Cu were achieved. SGS reported the presence of low values of platinum group elements and no obvious deleterious elements in the concentrates.

The batch flotation test work also demonstrated that low sulphur tailings were achievable.

Table 12: LCT-1 and LCT-3 Metallurgical Projections

Selebi Mines

	Wt	Assays (%)			% Distribution
Product	%	Cu	Ni	S	Cu	Ni	S
Cu 3rd Cl. Conc. 1-2 (Cu Conc.)	2.4	30.9	0.55	34.4	78.8	1.1	5.3
Cu Ro Scav. Tails (calc.)	4.3	3.64	14.5	34.2	15.4	54.2	9.2
Ni-Cu Scalp Tails	11.7	0.16	1.07	32.8	1.9	11.0	24.2
Po 3rd Cl. Conc.	1.7	0.78	5.54	37.1	1.3	8.1	3.9
Po 1st Cl. Tails	22.2	0.19	1.02	33.6	2.0	19.9	47.0
Po Rougher Tails	57.8	0.01	0.11	2.90	0.6	5.8	10.5
Combined Ni Conc. (Cu Ro Scav. Tails + Po 3rd Cl. Conc.)	s	2.84	12.00	35.00	16.7	62.3	13.0
Head (Calculated)	100.0	1.00	1.14	15.9	100	100	100
Head (Direct)	-	1.07	1.17	16.5	-	-	-

Table 13: LCT-2 and LCT-3 Metallurgical Projections

Selebi Mines

	Wt	Assays (%)			% Distribution
Product	%	Cu	Ni	S	Cu	Ni	S
Cu 3rd Cl. Conc. 1-2 (Cu Conc.)	2.8	28.8	1.92	34.4	74.2	4.6	6.3
Cu Ro Scav. Tails (calc.)	6.6	3.19	11.0	35.0	19.2	59.0	14.2
Ni-Cu Scalp Tails	7.5	0.16	0.86	33.8	1.1	5.2	15.6
Po 3rd Cl. Conc.	0.8	1.66	7.02	36.3	1.3	4.8	1.9
Po 1st Cl. Tails	23.7	0.18	1.12	34.5	3.8	21.6	50.2
Po Rougher Tails	58.5	0.01	0.10	3.29	0.4	4.8	11.8
Combined Ni Conc. (Cu Ro Scav. Tails + Po 3rd Cl. Conc.)	7.4	3.02	10.5	35.1	20.5	63.7	16.1
Head (Calculated)	100.0	1.10	1.23	16.3	100	100	100
Head (Direct)	-	1.07	1.17	16.5	-	-	-

Conclusion and Summary

Though the Project Team's procedure of sample selection and collection of non-oxidized material is not considered best practice, its method of hand picking samples was referenced to historical grades during production and is statistically representative of the Selebi mineralization. The test results based on composites prepared from these handpicked samples may not be indicative of the expected metallurgical performance. Although considered adequate for a "proof of concept" test, SLR recommends that proper sampling of drill core, that is spatially representative of the deposits, be undertaken prior to conducting any further metallurgical testing.

Interpretation, Conclusions and Recommendations

The following are SLR's interpretations, conclusions and recommendations as set out in the Technical Report.

Interpretation and Conclusions

PNR Selebi's approach to redeveloping operations of the Selebi operations is based on three primary concepts:

•	PNR Selebi has proprietary knowledge from the reprocessing of BCL exploration data that supports the potential of increasing the size and grade of the remaining resource through a combination of infill and exploration drilling.

•	By decoupling the smelter from BCL's historic business model, PNR Selebi would develop a new optimized mine plan, not dependent on a 10,000 tpd throughput to maintain smelter production but determined based on good practices and maximum profitability. Decoupling of the smelter would also enable PNR Selebi to re-define its business model around production of separate nickel/cobalt and copper concentrates.

•	Recently completed modern metallurgy demonstrates that commercial Ni-Cu-Co concentrates could be produced at Selebi without re-creating the environmental impact of the high sulphur emission flash furnace by eliminating the need for an onsite smelter.

PNR Selebi's proposed work plan over the first 18 months from March 1, 2022 is designed to move the Selebi deposits towards establishing a NI 43-101 Mineral Resource estimate and to further metallurgical studies. Additional budget has been allocated to maintain existing infrastructure at Selebi and to maintain and advance existing development at Selebi North in order to promote accessibility for deep target drilling. See "Recommendations" below.

SLR offered the following conclusions in the Technical Report by area:

Geology and Mineral Resources

•	While there are no current Mineral Resources estimated, there is good potential to establish Mineral Resources at the Selebi and Selebi North deposits, and additional exploration and technical studies are warranted.

•	There is good understanding of the geology and the nature of nickel and copper mineralization of the Selebi Mines.

•	The sample collection, preparation, and analytical procedures as designed and implemented by former operator BCL are appropriate for the style of mineralization.

•	With further verification in the form of validation of the digital database against original logs and assay certificates, compilation and analysis of QA/QC support programs, hole twinning, and down hole survey confirmation, SLR anticipates that the historical information will be suitable for Mineral Resource estimation and a new Mineral Resource estimate can be prepared using updated economic parameters and mining and processing considerations.

Mineral Processing

•	A preliminary 'proof of concept' metallurgical sampling and testing program over the Selebi Mines area was completed in 2021 to support the production of market concentrates for both nickel and copper. Though the Project Team's procedure of sample selection and collection of non-oxidized material is not considered best practice it's method of hand picking samples was referenced to historical grades during production and is statistically representative of the Selebi mineralization. The test results based on composites prepared from these handpicked samples may not be indicative of the expected metallurgical performance.

•	Preliminary comminution testing demonstrated that the samples were very soft at SAG mill grind sizes and progressively harder at finer grind sizes. The samples were also slightly abrasive.

•	Preliminary flotation test results demonstrated that while nickel-copper separation is achievable, further representative sampling and testing is required to demonstrate that the target grades of the copper and nickel concentrates can be consistently met.

Recommendations

SLR offered the following recommendations in the Technical Report by area:

Geology and Mineral Resources

•	SLR has reviewed and agrees with PNR's proposed exploration budget in the first 18 months from March 1, 2022 (see Table 14). Phase I of the recommended work program will include a continuation of the current digitization and verification work, as well as completing 21,000m of drilling within approximately 40 infill and exploration drill holes to confirm the existing in-situ mineralization and to test the down plunge extension of economic mineralization at Selebi Main and the potential connection of Selebi Main and Selebi North at depth. Infill and exploration drill holes will be surveyed using both a BHEM and a borehole televiewer and their results will be used to support the estimation of Mineral Resources at the Selebi Mines. Additional budget will be used to support metallurgical studies, to advance existing development at Selebi North to promote accessibility for deep target drilling, and to maintain the existing infrastructure.

•	A Phase II program, contingent upon the results of Phase I would include development of an underground exploration drift at Selebi Main, additional drilling and technical studies, permitting, and advanced metallurgical, engineering, and environmental studies, including the completion of a Preliminary Economic Assessment.

Table 14

Technical Report: Proposed Budget – Phase I (18 months – March 1, 2022)

Selebi Mines

Item	Cost (US$ 000)
Exploration and Infill Drilling Programs (40 holes totalling 21,000 m)(1) BHEM and televiewer surveys	5,500
Additional Historical Data Verification and Digitization	10
Mineral Resource Estimate	150
Metallurgical Testing	200
Care and Maintenance	4,500
General Site and Administration Costs	4,500
Subtotal	14,860
Contingency (5%)	743
Total	15,603

Note:

(1)	Drilling costs are estimated to be US$260/m including salaries, downhole gyro, BHEM and televiewer surveys and associated sample preparation and analysis fees

The above table describes PNR's proposed work program in the first 18 months from March 1, 2022. PNR has continued to advance the work program since such date. Information relating to the subsequent work performed on the Selebi Project for the period March 1, 2022 to June 30, 2022 is provided below under the section "Summary of Subsequent Work Performed on the Selebi Project".

The work program for the Selebi Project covering the first 12 and 18 months from July 1, 2022, which has been reviewed and approved by SLR, is outlined below under the section "Summary of Subsequent Work Performed on the Selebi Project" and in Appendix "E" – "Information Concerning the Resulting Issuer - Business Objectives and Milestones".

Mineral Processing

Complete additional metallurgical testing using samples from drill cores that are spatially representative of the deposits to confirm the metallurgical recoveries projected under nickel-copper separation and any process design parameters.

Summary of Subsequent Work Performed on the Selebi Project

Subsequent to the effective date of the Technical Report, the Phase 1 work program on the Selebi Project has commenced and additional exploration work on the Selebi Project has been completed as detailed below.

Mitchell Drilling mobilized two diamond drill rigs and began drilling on March 14, 2022 and March 26, 2022. As of June 30, 2022, a total of 6,293.19 meters were completed in 10 holes, with two holes in progress (Table 1). Of the eight completed holes, only two holes and one wedged hole have reached target depth; two holes were abandoned close to surface because of excessive deviation, one hole was terminated, and two motorized directional changes were accomplished.

Table 1: Drilling completed to June 30, 2022.

	WGS84Z35S
Hole-id	Location X	Location Y	Location Z	Length	Start date	Finish date	Comments
SMD-22-001	582889.3	7562998.8	903.6	1498.37	2022-03-14	2022-04-22
SMD-22-001-W1	582889.3	7562998.8	903.6	1014.40	2022-05-08	2022-06-14	Wedge 1 at 453.55m, final depth is 1467.95m
SMD-22-002	582854.5	7562848.3	904.2	1458.95	2022-02-24	2022-04-29
SMD-22-003	582745.0	7562843.0	905.0	54.88	2022-02-26	2022-02-27	Hole Abandoned because of deviation
SMD-22-004	582749.1	7562843.3	905.0	427.07	2022-02-28	2022-05-07	Restart of Hole 003-TERMINATED
SND-22-005	584710.0	7564991.3	895.0	353.47	2022-05-10	2022-05-17	Abandoned-NAVI
SND-22-005a	584710.0	7564991.3	895.0	209.16	2022-05-19	2022-05-26	NAVI Directional Drill off from SND-22-005 307.91-517.07
SND-22-005b	584710.0	7564991.3	895.0	856.68	2022-05-29	in progress	NAVI Directional Drill off from SND-22-005a 439.87-771.81 and currently drilling
SMD-22-006	582754.0	7563543.0	903.0	18.21	2022-06-15	2022-06-15	Abandoned at 18.2m due to deviation
SMD-22-006a	582754.0	7563543.0	903.0	402.00	2022-06-16	in progress	Restart of hole, currently drilling

Discovery Drilling continued to re-open historic holes for gyro surveys and BHEM surveys. In some cases, the hole was extended to facilitate complete BHEM profiles. To June 30, 2022, a total of 25 holes were cleaned (including the six reported in the technical report) and 199.33 meters of new drilling was completed in 9 holes. Drill hole sd131b was reamed to the bottom, the gyro survey was completed, but 900m of rods fell to the bottom of the hole and despite multiple attempts, could not be retrieved. Two holes, sd123 and sd130b are located under the powerline and the drill is unable to raise the tower. Drillhole sdn136b is not accessible because the drill started coring a new hole close to surface and was abandoned.

Table 2. Hole cleaning/extending completed to June 30, 2022

Reaming / Drilling
	Length	Ream Depth	Drill Extension NEW EOH	Drilled Extension Depth
HOLE-ID	(m)	(m)	(m)	(m)	Start date	End Date	Hole Status	DRILL ID

sd140	1760.00	1650.00			19 October 2021	10 November 2021		DRILL DI-25
sd131b	1462.70	1455.00			15 November 2021	20 November 2021 fishing rods to 31 May 2022	900m of rods remain in hole, fishing effort abandoned after multiple attempts	DRILL DI-25 DRILL DI-71
sd121b	1275.00	1270.00			01 December 2021	11 December 2021		DRILL DI-25
sd119	1329.00	1327.21			08 February 2022	19 February 2022		DRILL DI-25
sdn106b	1164.00	1160.00			21 February 2022	28 February 2022	Hole was Open, just lowering	DRILL DI-25
sdn109	1349.00	1345.00			01 March 2022	07 March 2022	Hole was Open, just lowering	DRILL DI-25
sd133	1658.45	1658.00	1689.16	31.16	07 March 2022	21 March 2022		DRILL DI-25
sd124b	1295.63	1295.63	1296.95	1.32	21 March 2022	05 April 2022		DRILL DI-25
sd118b	1156.00	1156.12			08 April 2022	24 April 2022		DRILL DI-25
sd129b	1494.00	1494.00	1533.2	39.2	25 April 2022	10 May 2022		DRILL DI-25
sd136b	1330.80	1330.80	1364.39	33.59	10 May 2022	20 May 2022		DRILL DI-25
sd138b	1523.00	1543.21	1555.21	12	21 May 2022	31 May 2022		DRILL DI-25
sd114	1127.00	1127.00			01 June 2022	07 June 2022		DRILL DI-25
sd115a	1116.48	1117.21	1145.21	28	07 June 2022	16 June 2022		DRILL DI-25
sc204	1045.65	1020.21			16 June 2022	21 June 2022		DRILL DI-25

sd112	1250.38	1250.21			09 April 2022	22 April 2022		DRILL DI-24
sdn137	913.45	913.45			27 April 2022	02 May 2022		DRILL DI-24
sdn136a	1069.15	34.12			05 May 2022	06 May 2022	Hole started coring rock close to surface	DRILL DI-24
sdn108	1302.62	1302.62			08 May 2022	21 May 2022		DRILL DI-24
sc190	1129.35	1132.12	1138.12	6	21 May 2022	28 May 2022		DRILL DI-24
sc159	1039.65	1039.65	1075.21	35.56	28 May 2022	06 June 2022		DRILL DI-24
sd120	1300.00	1290.00			08 June 2022	15 June 2022		DRILL DI-24
sc141	478.30	478.00			16 June 2022	18 June 2022		DRILL DI-24
Sc138	853.53	853.53			21 June 2022	25 June 2022		DRILL DI-25

A total of 29 gyro surveys were completed since the hole cleaning program began, including the five surveys reported in the technical report. The surveys were carried out by Reflex/Genway in the early holes, and the recent surveys (since April) were carried out by in-house trained operators. Hole traces were generally comparable to the hole trace in the database with the exception of sd140, where the end of hole (EOH) differed by 371.6 m.

Table 3: Gyro surveys completed to June 30, 2022

HOLE-ID	Survey Instrument	Date	Interval (m)	Length (m)
sd140	EZ Gyro	November 11, 2021	0-1640	1760
sd131b	EZ Gyro	November 22, 2021	0-1440	1462.70
sd121b	EZ Gyro	December 10, 2021	0-1260	1275
sd119	EZ Gyro	February 15, 2022	0-1315	1329
sdn106b	EZ Gyro	February 26, 2022	0-1110	1164
sdn109	EZ Gyro	March 5, 2022	0-1330	1349
sd133x	EZ Gyro	March 18, 2022	0-1680	1689.16
sd124b	EZ Gyro	April 2, 2022	0-1280	1295.63
sd112	EZ Gyro	April 23, 2022	0-1230	1250.38
sd118b	EZ Gyro	April 25, 2022	0-1140	1156.12
sdn137	EZ Gyro	May 3, 2022	0-900	913.45
SMD-22-002	EZ Gyro	May 4, 2022	0-1440	1458.95
SMD-22-004	EZ Gyro	May 6, 2022	0-415	427.07
sd129bx	EZ Gyro	May 8, 2022	0-1520	1533.2
sd136bx	EZ Gyro	May 19, 2022	0-1350	1364.39
sdn108	EZ Gyro	May 20, 2022	0-1290	1302.62
sc190x	EZ Gyro	May 26, 2022	0-1120	1138.12
sd138bx	EZ Gyro	May 30, 2022	0-1540	1555.21
sc159x	EZ Gyro	June 4, 2022	0-1060	1075.21
sd114	EZ Gyro	June 5, 2022	0-1110	1127
sd115a	EZ Gyro	June 11, 2022	0-1105	1145.21
sd120	EZ Gyro	June 13, 2022	0-1280	1300
sc141x	EZ Gyro	June 17, 2022	0-460	478
sc204	EZ Gyro	June 20, 2022	0-1020	1045.65
sc138	EZ Gyro	June 24, 2022	0-840	853.30
sc137b	EZ Gyro	June 25, 2022	0-1020	1120.60
SMD-22-001	Sprint Gyro	April 24, 2022	0-1480	1498.37
SMD-22-001_W1	Sprint Gyro	June 14, 2022	0-1455	1467.95

A new phase of BHEM surveying began on April 1, 2022 using the Crone 3 component PEM system with a fluxgate sensor. To June 30, 2022, BHEM data was collected in 20 holes using a 150ms time base. Additional surveys carried out in two holes, sd119 and SMD-22-001-W1, to compare the results using longer time bases. Two local operators were trained to use the system.

All surveys returned EM anomalies corresponding to massive sulphides intersected in the hole, or located very close to the hole. Results at Selebi indicate that the conductive mineralization extends over a strike length of greater than 2500 m, and its depth extent is only defined near sd140. A comprehensive composite model will be created when all of the Phase 1 holes have been completed. Results at Selebi North indicate down-plunge continuation to the known mineralization, but are unable to define the down-plunge limit.

Table 4: BHEM surveys completed to June 30, 2022

HOLE-ID	Drill hole Length (m)	DATE	EM survey Interval (m)
sd121b	1275.00	April 1-7. 2022	900-1275
sd124b	1295.63	April 8, 21-22, 2022	900-1295
sd119	1329.00	April 11-13, 2022	940-1320
sd140	1760.00	April 15-20, 2022	800-1630
SMD-22-001	1498.37	April 23, 2022	1330-1460
sdn112b	1166.50	April 27,28, 2022	700-1110
sd118b	1156.00	May 2-4, 2022	700-1140
SMD-22-002	1458.95	May 5, 2022	1200-1450
sdn106b	1164m	May 9, 2022	1000-1140
sdn109	1349.00	May 10, 12, 2022	900-1340
sdn137	913.45	May 11, 13, 2022	500-910
sd112	1250.00	May 6, 15-16, 2022	700-1140
sd129b	1494.00	May 17-19, 2022	1100-1520
sdn108	1302.62	May 24-27, 30,31, June 1, 2022	60-1300
sc134	1084.60	June 3, 2022	100-1075
sc190	1129.35	June 7,9, 2022	700-1130
sd136b	1330.80	June 13-14, 2022	1000-1350
SMD-22-001_W1	1467.95	June 18, 20, 2022	1000-1460
sd114	1127.48	June -21-22, 2022	800-1120
sd119	1329.00	June 23, 2022(500ms)	1150-1325
SMD-22-001-W1	1467.95	June 24, 2022 (500ms)	1220-1440
SMD-22-001-W1	1467.95	June 27-28, 2022 (1000ms)	1200-1420
sd133	896.01	June 29-30, 2022	1100-1650m

Drysdale and Associates were hired to collect DGPS data on drillhole collars and the loops used for BHEM surveys. A total of 231 historic collars were visibly located, with another 106 more sites with evidence of drilling (broken concrete) but no visible hole collar. The largest errors occurred with the Selebi Central drill holes, which were generally located 10 to 15 m farther to the west and 3 to 5 m farther to the north when compared to database coordinates. 21 holes had location errors of more than 20 m when compared to the database, with 17 of those being Selebi Central holes and 3 at Selebi North. 39 holes with database coordinates could not be found, and 18 were destroyed by mine infrastructure. The DGPS work took place from April 21 to May 5, 2022. The DGPS work took place between April 21 to May 5, 2022.

Approximately US$4.4 million (approximately C$5.5 million) has been incurred in respect of the work performed on the Selebi Project from the period March 2022 to May 2022, with the majority of these expenses related to the transition of the assets from the BCL Liquidator to PNR as well as geology/drilling. The anticipated work program in respect of the first 12 months following closing of the RTO commencing July 1, 2022 in respect of the Selebi Project is approximated to be US$5,423,672 with an additional US$2,417,996 to be required for the following 6 months. See Appendix "E" – "Information Concerning the Resulting Issuer – Principal Purposes of Funds". The reconciliation between the anticipated work program following the closing of the RTO and the work program as outlined in the Technical Report is provided as follows:

Objectives / Milestones	Technical Report(1) March 1, 2022 18-months (US$)	Incurred Expenditures(2) March-May 2022 (US$)		Filing Statement Approximate Costs Remaining July 1, 2022 (12 months) (US$)(1)	Filing Statement Approximate Cost July 1, 2022 18-months (US$)(1)
Exploration and Infill Drilling Programs (including additional historical data verification and digitization)	5,510,000	2,390,000		2,378,852	3,500,176
Preliminary Economic Assessment (including Mineral Resources Estimate)	150,000	-		140,004	280,008
Metallurgical Testing	200,000	-		199,480	199,480
Site Administrative Costs	4,500,000	253,593		909,336	1,364,004	(2)
Care and Maintenance	4,500,000	1,742,000		1,796,000	2,498,000	(3)
Contingency	743,000	-		-	-
TOTAL	15,603,000	4,385,593	(5)	5,423,672	7,841,668	(4)

Notes:

(1)	The Phase I Work Program included in this table is based on the anticipated expenditures from July 1, 2022. The variances with the Phase I Work Program outlined in the Technical Report is due to, among other things, (i) passage of time and expenditures incurred or expected to be incurred for drilling and surveys between March 1, 2022 and July 1, 2022, (ii) reduction in the care and maintenance costs on a per monthly basis from US$509,000 per month to US$117,000 per month effective August 1, 2022, due to the termination of the service agreement with the BCL Liquidator and internalizing the care and maintenance, (iii) ongoing exploration and drilling reduces the risk and contingency costs associated with the Selebi Project, and (iv) the Resulting Issuer anticipates to complete a preliminary economic assessment in Phase I (rather than in Phase II).
(2)	Represents Selebi Project site administrative costs only. General operating costs and corporate G&A costs of approximately US$3,885,072 are also anticipated for the 18-month period commencing July 1, 2022 which covers the general administrative costs of the Resulting Issuer, including on the Selebi Project, Selkirk Project and other projects, which are not project or site specific.
(3)	There is an anticipated reduction in the care and maintenance costs on a per monthly basis from US$509,000 per month to US$117,000 per month effective August 1, 2022, due to the termination of the service agreement with the BCL Liquidator and internalizing the care and maintenance.
(4)	An additional 5% in contingency costs is included as an overall 5% contingency costs in respect of all anticipated expenditures on the Resulting Issuer's projects (covering the Selebi Project, the Selkirk Project, and other projects). In regards to the 12 and 18 months budgets, the contingency is accrued for at the corporate level, not at the project level.
(5)	Excludes non site specific or Technical Report related activities such as engineering for transition services.

The above table does not include the estimated costs for the work completed in June 2022 which is approximated at C$951,701, for which the cost reconciliations have not been completed as of the date hereof. These costs have been taken into account in the estimated working capital provided in Appendix "E" – "Information Concerning the Resulting Issuer – Estimated Funds Available".

The disclosure provided in this section has been reviewed and approved by Valerie Wilson, M.Sc., P. Geo., Principal Geologist, Technical Manager, Geology, Brenna J.Y. Scholey, P.Eng., Principal Metallurgist and Sharon Meyer, M.Sc., Pr.Sci.Nat., EAPASA, Associate Environmental Consultant of SLR, each of whom is a QP and an author of the Technical Report.

Selected Consolidated Financial Information and Management's Discussion and Analysis

Select Financial Information

The following tables set out certain selected financial information of PNR in summary form for the financial years ended December 31, 2021 and 2020 and the three-month period ended March 31, 2022. This selected financial information should be read in conjunction with (i) the audited consolidated financial statements of PNR for the financial years ended December 31, 2021 and 2020, the auditor reports, and notes thereto and (ii) the unaudited interim condensed consolidated financial statements of PNR for the three-month period ended March 31, 2022 and the notes thereto, both of which are attached to this Filing Statement as Appendix "H" – "Financial Statements of PNR and the Botswanan Assets".

Select Financial Information
(Expressed in C$)	As at December 31, 2019	As at December 31, 2020	As at December 31, 2021	As at March 31, 2022
Net Sales / Total Revenue	—	—	—	—
Income from Continuing Operations	—	—	—	—
Net Loss, in total	(263,290)	(3,859,729)	(9,359,605)	(23,229,731)
Total Assets	24,985	1,585,293	5,238,423	21,186,682
Total Long Term Financial Liabilities	—	2,629,591	8,974,901	28,838,409
Cash Dividends Declared	—	—	—	—

Management's Discussion and Analysis

The MD&As for PNR for (i) the financial years ended December 31, 2021 and 2020 and (ii) the three-month period ended March 31, 2022 are attached to this Filing Statement as Appendix "I" – "Management's Discussion and Analysis of PNR". The MD&As should be read in conjunction with the financial statements of PNR, auditor reports and notes thereto, which are attached to this Filing Statement as Appendix "H" – "Financial Statements of PNR and the Botswanan Assets.

Trends

As an early-stage company, PNR's future development is dependent upon future exploration and development of the Selebi Project. Even if PNR is able to complete the expected work program in respect of the Selebi Project, there is no assurance that the results of such programs will warrant further exploration of the Selebi Project. The work program for the Selebi Project in the first 18 months from March 1 2022, as recommended by SLR, is set out in the Technical Report and outlined above under "The Selebi Project – Interpretation, Conclusions and Recommendations – Recommendations" and an updated expected work program for the Selebi Project in the first 18 months from July 1, 2022 is as outlined in Appendix "E" – "Information Concerning the Resulting Issuer – Business Objectives and Milestones".

The price of PNR Shares and financial results, activities and future prospects will be strongly influenced by the future prices of base metals and precious metals. Metal prices are subject to volatile price movements, which can be material and occur over short periods of time, and could have a material adverse impact on PNR's financial performance and results of exploration and development. The costs of goods and services may also increase in the future and could have a material adverse impact on PNR's future financial performance and results of exploration and development. There is no assurance that additional financing will be available to PNR on terms favourable to PNR, or at all, and the loss of key executives may adversely affect PNR's business and future operations.

Description of Securities and Capitalization

PNR has an authorized capital consisting of an unlimited number PNR Shares. The following table sets forth PNR's capital structure as at the date of this Filing Statement.

PNR Securities	Authorized	Outstanding
PNR Shares	Unlimited	85,616,075
PNR Options	An amount equal to 10% of the issued and outstanding PNR Shares	8,375,000	(1)
Other agreements/rights to issue PNR Shares	N/A	—	(2)

Notes:

(1)	Each PNR Option is exercisable for one PNR Share, as follows:
•	4,500,000 PNR Options at an exercise price of $0.40 per PNR Share until January 26, 2026;
•	1,275,000 PNR Options at an exercise price of $0.95 per PNR Share until September 29, 2026; and
•	2,600,000 PNR Options at an exercise price of US$2.00 per PNR Share until January 20, 2027.
(2)	Pursuant to the 15% Warrant held by NAN, NAN is entitled to acquire up to 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025. Pursuant to the Amalgamation Agreement, the 15% Warrant will be contributed by NAN to NAN Subco in connection with the Transaction, and upon amalgamation of NAN Subco with PNR, the 15% Warrant shall be extinguished by operation of law. NAN and PNR have agreed to suspend NAN's ability to exercise the 15% Warrant or any portion thereof until such date that is the later of: (i) the 61st calendar day following the date on which the Amalgamation Agreement is executed; and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Holders of PNR Shares are entitled to receive notice of any meeting of shareholders of PNR and to attend and to cast one vote per PNR Share at all such meetings. Holders of PNR Shares are entitled to receive dividends, if any, as and when declared by the board of PNR in its discretion. Upon the liquidation, dissolution or winding up of PNR, holders of PNR Shares are entitled to receive on a pro rata basis the net assets of PNR, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to the holders of PNR Shares with respect to dividends or liquidation. The PNR Shares do not carry any special rights or restrictions, such as pre-emptive, subscription, redemption or conversion rights.

Consolidated Capitalization

The following table sets out the capitalization of PNR as at March 31, 2022 and June 30, 2022. The table should be read in conjunction with PNR's unaudited interim condensed consolidated financial statements of PNR for the six months ended March 31, 2022 and the notes thereto, attached as Appendix "H" – "Financial Statements of PNR and the Botswanan Assets" to this Filing Statement and PNR's corresponding MD&As attached as Appendix "I" – "Management's Discussion and Analysis of PNR" to this Filing Statement.

Designation of Security	Amount Authorized or to be Authorized		Outstanding as at March 31, 2022		Outstanding as at June 30, 2022 prior to giving effect to the Transaction
PNR Shares	Unlimited		82,106,977		85,616,075	(1)(5)
PNR Options	8,561,607	(2)	8,375,000	(3)	8,375,000
15% Warrant	N/A		—	(4)	—	(4)
Total Indebtedness	N/A		$2,702,330	(5)	Nil(5)

Notes:

(1)	On or about April 20, 2022, PNR completed the PNR Financing. For additional details, see "Prior Sales".
(2)	The Company adopted the PNR Option Plan (as defined herein), providing the authority to grant PNR Options to PNR Participant's (as defined herein) enabling them to acquire up to 10% of the issued and outstanding PNR Shares. Such amount is currently 8,561,607 PNR Option on the basis of the number of PNR Shares currently issued and outstanding.
(3)	Each PNR Option is exercisable for one PNR Share, as follows:
•	4,500,000 PNR Options at an exercise price of $0.40 per PNR Share until January 26, 2026;
•	1,275,000 PNR Options at an exercise price of $0.95 per PNR Share until September 29, 2026; and
•	2,600,000 PNR Options at an exercise price of US$2.00 per PNR Share until January 20, 2027.

(4)	Pursuant to the 15% Warrant held by NAN, NAN is entitled to acquire up to 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025. Pursuant to the Amalgamation Agreement, the 15% Warrant will be contributed by NAN to NAN Subco in connection with the Transaction, and upon amalgamation of NAN Subco with PNR, the 15% Warrant shall be extinguished by operator of law. NAN and PNR have agreed to suspend NAN's ability to exercise the 15% Warrant or any portion thereof until such date that is the later of (i) the 61st calendar day following the date on which the Amalgamation Agreement is executed and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

(5)	Between March 2 and March 3, 2022, PNR issued five promissory notes, three of which were denominated in U.S. dollars, and two in Canadian dollars for an aggregate principal amount of CDN $2,702,330 (as determined using the average exchange rate of US$1.00 to CDN $1.27), each with a maturity date of April 30, 2022. As of June 30, 2022, all amounts owing in respect of such promissory notes have either been repaid in cash or PNR Shares as detailed in "Prior Sales".
(6)	The accumulated deficit of PNR as at March 31, 2022 was $36,712,355.

Prior Sales

During 2021, PNR closed two non-brokered private placement equity financings for a total issuance of 12,596,421 PNR Shares at a price of $0.40 and $0.95 respectively and raised aggregate gross proceeds of $6,771,729.

On or about April 20, 2022, PNR completed an equity financing (the "PNR Financing") pursuant to which PNR issued 8,865,619 PNR Shares (and issued an additional 70,548 PNR Shares in satisfaction of certain finders fees payable in connection with the PNR Financing) at a price of US$2.00 per PNR Share for aggregate gross proceeds of US$17,731,238.

Concurrent with the PNR Financing, PNR completed a convertible debt financing of $797,180 and non-convertible debt financing of $1,905,150. In connection therewith, certain non-arm's length lenders were issued convertible promissory notes as follows:

Principal Amount			Interest Rate
	$10,000		10% per annum
	$25,000		10% per annum
US$	600,000	(1)	10% per annum

Notes:

(1)	Equal to CDN $762,000, as determined using the exchange rate of US$1.00 = CDN $1.27.

Pursuant to each such promissory note issued by PNR, the holder was granted an option to convert the principal amount thereunder plus any accrued interest thereon to PNR Shares prior to April 30, 2022, the whole in accordance with the terms of the promissory note.

On April 30, 2022, the $25,000 convertible promissory note and the US$600,000 convertible promissory note were converted at a price per PNR Share equal to US$2.00 with the respective lenders being issued 10,000 PNR Shares and 300,000 PNR Shares accordingly. The $10,000 convertible promissory note was repaid by PNR on April 30, 2022 without conversion.

Executive Compensation

The following disclosure of executive compensation is made in accordance with the requirements of Exchange Form 3D2. For the purposes of this Filing Statement, disclosure is required to be made for PNR's Chief Executive Officer, Chief Financial Officer and two most highly compensated executive officers as well as PNR's directors. As of the date of this Filing Statement, PNR has five directors, being Mr. Charles Riopel, Mr. Keith Morrison, Mr. Arnoldus Brand, Mr. John Chisholm, and Mr. Sheldon Inwentash.

Compensation Discussion and Analysis

Summary Table of Compensation

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to each NEO and director by PNR and its subsidiaries for services in all capacities to PNR during the two most recently completed financial years and up to the period ended as of the date of the most recent financial statements included in this Filing Statement:

Table of Compensation Excluding Compensation Securities
Name and Position	Year(1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Option- based awards ($)	Value of all Other Compensation ($)	Total Compensation ($)(7)
Keith Morrison(2)	2022	62,966	—	—	—	—	62,966
Director and CEO	2021	202,893	—	—	—	—	202,893
Premium Nickel Resources Corporation	2020	184,885	—	—	—	—	184,885
Sarah Zhu(3)	2022	44,731	—	—	—	—	44,731
CFO	2021	108,163	—	—	—	—	108,163
Premium Nickel Resources Corporation	2020	44,203	—	—	—	—	44,203
Charles Riopel(4)	2022	60,000	—	—	—	—	60,000
Director	2021	140,000	—	—	—	—	140,000
Premium Nickel Resources Corporation	2020	30,000	—	—	—	—	30,000
Arnoldus Brand	2022	—	—	—	—	—	—
Director	2021	—	—	—	—	—	—
Premium Nickel Resources Corporation	2020	27,000	—	—	—	—	27,000
Boris Kamstra(5)	2022	110,000	—	—	—	—	110,000
Director and CEO	2021	—	—	—	—	—	—
Premium Nickel Resources International Limited	2020	—	—	—	—	—	—
Neil Jamieson(6)	2022	35,714	—	—	—	—	35,714
President	2021	—	—	—	—	—	—
Premium Nickel Resources International Limited	2020	—	—	—	—	—	—

Notes:

(1)	Financial years ended December 31, 2021 and 2020 and for three months period ended March 31, 2022.
(2)	Paid to Breniklan Limited, a private company controlled by Mr. Morrison, which provides the services of Mr. Morrison as PNR's Chief Executive Officer. Mr. Morrison did not receive any compensation for his services as a director of PNR. See "Employment, Consulting and Management Agreements".
(3)	Paid to Consultations WJZHU Inc., a private company controlled by Ms. Zhu, which provides the services of Ms. Zhu as PNR's Chief Financial Officer. See "Employment, Consulting and Management Agreements". The amounts referenced above were in respect of services charged back to PNR by NAN.
(4)	Paid to Holding Latitude 45 Inc., a private company controlled by Mr. Riopel, which provides the consulting services to PNR. Mr. Riopel did not receive any compensation for his services as a director of PNR.
(5)	Paid to Boris Kamstra for consulting services as Chief Executive Officer of Premium Nickel Resources International Limited.
(6)	Paid to Neil Jamieson for consulting services as President of Premium Nickel Resources International Limited.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and Director by PNR for the financial year ended December 31, 2021:

Name and Position	Type of compensation security ($)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)
Keith Morrison(1)	Options	850,000	January 26, 2021	0.40
Director and CEO
Sarah Zhu(2)	Options	300,000	January 26, 2021	0.40
CFO
Charles Riopel(3)	Options	500,000	January 26, 2021	0.40
Chairman and Director	Options	300,000	September 29, 2021	0.95
Arnoldus Brand(4)	Options	425,000	January 26, 2021	0.40
Director
John Chisholm(5)	Options	500,000	January 26, 2021	0.40
Director
Sheldon Inwentash(6)	Options	500,000	January 26, 2021	0.40
Director

Notes:

(1)	As at December 31, 2021, Mr. Morrison held 850,000 PNR Options, exercisable for 850,000 PNR Shares.
(2)	As at December 31, 2021, Ms. Zhu held 300,000 PNR Options, exercisable for 300,000 PNR Shares.
(3)	As at December 31, 2021, Mr. Riopel held 800,000 PNR Options, exercisable for 800,000 PNR Shares.
(4)	As at December 31, 2021, Mr. Brand held 425,000 PNR Options, exercisable for 425,000 PNR Shares.
(5)	As at December 31, 2021, Mr. Chisholm held 500,000 PNR Options, exercisable for 500,000 PNR Shares.
(6)	As at December 31, 2021, Mr. Inwentash held 500,000 PNR Options, exercisable for 500,000 PNR Shares.

The PNR Board adopted PNR's share option plan effective January 26, 2021 (the "PNR Option Plan"). Pursuant to the PNR Option Plan, the PNR Board may grant PNR Options to purchase PNR Shares to NEOs, directors and employees of PNR or affiliated corporations and to consultants retained by PNR (each a "PNR Participant").

Pursuant to the PNR Option Plan, the aggregate number of PNR Shares that may be reserved for issuance under the PNR Option Plan must not exceed that number of PNR Shares equal to 10% of the issued and outstanding PNR Shares. Unless the PNR Board otherwise determines in its discretion and subject to any accelerated termination in accordance with the terms of the PNR Option Plan, each PNR Option expires on such date that is five years following its date of grant. Additionally, unless otherwise specified by the PNR Board at the time of granting of a PNR Option and except as otherwise provided in the PNR Option Plan, each PNR Option vests and is exercisable: (i) in the manner specified in the applicable option agreement; and (ii) immediately upon an "Exit Event" under the PNR Option Plan.

Where a PNR Participant wishes to exercise all or part of their PNR Options, the exercise price in respect of such PNR Options must be fully paid in cash, or by certified cheque, bank draft or money order payable to PNR or by such other means as may be specified from time to time by the PNR Board. No PNR Shares will be issued or transferred to the PNR Participant until full payment therefor has been received by PNR. As soon as practicable after receipt of an exercise/surrender notice and full payment, PNR will record the PNR Participant's ownership of the issued PNR Shares in the shareholders ledger of PNR.

As of the date of this Filing Statement, 8,375,000 PNR Options are outstanding under the PNR Option Plan, 4,750,000 of which are held by current NEOs or directors of PNR.

Exercise of Compensation Options

No compensation securities were exercised by a NEO or director of PNR during the financial year ended December 31, 2021.

Employment, Consulting and Management Agreements

The following is a description of the material terms of each agreement or arrangement under which compensation was provided during the financial year ended December 31, 2021 or is payable in respect of services provided to PNR or any of its subsidiaries that were performed by a director or NEO of PNR.

Services Engagement – Keith Morrison

On June 1, 2020, PNR into a services agreement with Keith Morrison’s company, Breniklan Limited (“CEO Services Agreement”). Pursuant to the CEO Services Agreement, Keith Morrison, as principal of Breniklan Limited, performs the services of Chief Executive Officer of PNR.

Under the CEO Services Agreement, Mr. Morrison, through his company, is entitled to a monthly service fee of $16,907.73 per month plus applicable tax.

If the CEO Services Agreement is terminated without cause by PNR during a Change of Control Window (being six months following the Change in Control Event (as such term is defined in the CEO Services Agreement)), or by Mr. Morrison for Good Reason (as defined below) during a Change of Control Window, PNR shall pay to Mr. Morrison, in lump sum or in monthly installments, a cash amount equal to 24 months service fees at the date of termination. If the CEO Services Agreement is terminated without cause by PNR outside the Change of Control Window following a Change in Control Event, or by Mr. Morrison for Good Reason outside of a Change of Control Window, PNR shall pay to Mr. Morrison, in lump sum or in monthly installments, a cash amount equal to 18 months service fees at the date of termination.

Under the CEO Services Agreement, “Good Reason” means, without Mr. Morrison’s consent, any of the following: (i) a decrease in fees that would result in decline of at least 10% of the amount of the fees Mr. Morrison received in the proceeding 12-month period (unless such reduction applies to all senior management); (ii) continued failure to pay service fees; or (iii) a fundamental change in the services to be performed by Mr. Morrison through his company.

Name	Estimated Payment for a Termination without Just Cause or resignation for Good Reason during a Change of Control Window (1) ($)	Estimated Payment for a Termination without Just Cause or resignation for Good Reason outside a Change of Control Window(2) ($)
Keith Morrison, Chief Executive Officer	405,786	304,339

Notes:

(1)	Represents a 24 month-period of fees at $16,907.73 per month, as well as the value of $nil options that would become vested as a result of such event.
(2)	Represents an 18 month-period of fees at $16,907.73 per month, as well as the value of $nil options that would become vested as a result of such event.

Management and Technical Services Agreement

On January 1, 2020, PNR entered into a Management and Technical Services Agreement (the “NAN Services Agreement”) with NAN pursuant to which NAN provides PNR with certain technical, corporate, administrative and clerical, office and other services, including the services of certain Named Executive Officers.

The term of the NAN Services Agreement is for an initial period of three years with an automatic renewal for an additional one year period, subject to one party notifying the other party of its intention not to renew the NAN Services Agreement upon 90 days’ prior written notice.

In addition to termination rights for reasons of default in respect of the NAN Services Agreement, the NAN Services Agreement may otherwise be terminated by NAN upon providing 6 months’ written notice to PNR or by PNR upon providing 90 days’ written notice to NAN where NAN no longer owns or controls, directly or indirectly, at least 10% of all issued and outstanding PNR Shares (on a non-diluted basis).

NAN invoices PNR on a monthly basis and all corresponding payments in respect thereof are to be made by PNR no later than 15 days after receipt of such invoice. NAN charges PNR for expenses incurred and has the right to charge a 2% administrative fee on third party expenses.

Where PNR defaults on making payments, the outstanding balance is to be treated as a loan to PNR, to be evidenced by a promissory note. Such promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Any subsequent payment made by PNR will first be applied to accrued interest and then principle of the invoice.

Oversight and Description of Director and NEO Compensation

PNR has a compensation committee (the “PNR Compensation Committee”), currently comprised of John Chisholm (Chair), Sheldon Inwentash and Keith Morrison. The PNR Compensation Committee is responsible for overseeing PNR’s remuneration policies and practices and determining the compensation of PNR’s Named Executive Officers and directors. Prior to establishing the PNR Compensation Committee, PNR did not have in place any formal objectives, criteria or analysis; instead, it relied mainly on board discussion.

PNR’s executive compensation program has two principal components: base salary and stock options.

Base Salary

PNR pays executive officers base salaries or consulting/services fees, which represent their minimum compensation for services rendered, or expected to be rendered.

Regarding services fees paid to Mr. Morrison in connection with the CEO Services Agreement, compensation was determined on the basis of Mr. Morrison’s experience, responsibilities, leadership skills, performance, length of service, as well as general industry trends and practices, competitiveness and PNR’s existing financial resources.

Base salary or service fees payable to the Chief Executive Officer is a fixed element of compensation payable to Mr. Morrison for performing the specific duties of his position as set forth in the CEO Services Agreement. The amount of services fees payable to Mr. Morrison was determined through negotiation with Mr. Morrison.

Regarding service fees payable to other Named Executive Officers via the NAN Services Agreement, compensation was established between the parties on the basis of the services to be rendered, and the experience, responsibilities, leadership skills, performance, and length of service of the Named Executive Officer performing the responsibilities, as well as general industry trends and practices, competitiveness and PNR’s existing financial resources. Such amounts may be reviewed quarterly by the parties. NAN invoices PNR on a monthly basis and all corresponding payments in respect thereof are to be made by PNR no later than 15 days after receipt of such invoice. NAN charges PNR for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. For additional information on the NAN Services Agreement, see “Employment, Consulting and Management Agreements”.

While Mr. Morrison’s compensation pursuant to the CEO Services Agreement as well as the compensation payable to other Named Executive Officers through the NAN Services Agreement are intended to fit into PNR’s overall compensation objectives by serving to attract and retain talented executive officers, the size of PNR and the nature and stage of its business also impacts the level of service fees payable.

Option-Based Awards

Options are granted to provide an incentive to PNR Participants to achieve the longer-term objectives of PNR, to give suitable recognition to the ability and industry of such persons who contribute materially to the success of PNR and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in PNR. PNR awards PNR Options to its executive officers based upon the recommendation of the PNR Compensation Committee. Previous grants of PNR Options are taken into account when considering new grants.

The implementation of a new equity incentive plan and amendments to the PNR Stock Option Plan are the responsibility of the Compensation Committee.

Other Compensation

PNR has no other forms of compensation, although payments may be made from time to time to individuals, or the companies they control, for the provision of consulting services. Such consulting services are paid for by PNR at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Compensation Risks

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. PNR believes the programs are balanced and do not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount and thus do not encourage risk taking.

Option awards are important to further align the interests of PNR’s Named Executive Officers with those of the PNR Shareholders. The ultimate value of the awards is tied to the fair market value of the PNR Shares and, since awards are staggered and at times subject to long-term vesting schedules, they help ensure that PNR’s Named Executive Officers have significant value tied to the long-term success of PNR.

Hedging

PNR has not established any policies related to the purchase by directors or executive officers of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in fair market value of equity securities granted as compensation or held, directly or indirectly, by any director or executive officer of PNR.

Compensation of Directors

Compensation of directors of PNR is reviewed annually and determined by the PNR Board. In the view of the PNR Board, there is, and has been, no need for PNR to design or implement a formal compensation program for directors and none of the members of the PNR Board are currently compensated for their service on the PNR Board. While the PNR Board considers grants of PNR Options to directors under the PNR Option Plan from time to time, PNR does not employ a prescribed methodology when determining the grant or allocation of PNR Options. Other than the PNR Option Plan, as discussed above, PNR does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Pension Disclosure

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by PNR.

Indebtedness of Directors and Senior Officers

No director or senior officer of PNR has been indebted to PNR, at any time during the most recently completed financial year in connection with the purchase of PNR Shares or for any other reason.

Interest of Management and Others in Material Arrangements

Other than as described elsewhere in this Filing Statement in respect of the Transaction, none of the directors or executive officers of PNR or its subsidiaries at any time within the three year period prior to the date of this Filing Statement, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than ten percent (10%) of the issued and outstanding PNR Shares, nor the associates or Affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect PNR.

Expenses

PNR estimates that the total amount of cash required to pay all fees, expenses and other related amounts incurred by it in connection with the Transaction will be approximately CDN $150,000.

Management Contracts

Other than as otherwise described herein, management functions of PNR are generally performed by directors and executive officers of PNR and not, to any substantial degree, by any other person to whom PNR has contracted. See “Employment, Consulting and Management Agreements”.

Non-Arm’s Length Transactions

PNR has not, since its incorporation, acquired or provided any assets or services in any transaction involving a director, officer or promoter of PNR, a securityholder disclosed in the Filing Statement as a principal securityholder, either before or after giving effect to the Transaction, or any of their Associates or Affiliates, other than as disclosed elsewhere in this Filing Statement. In particular, please refer to “Management Contracts”.

Legal Proceedings

Neither PNR nor any of its subsidiaries is a party to any legal proceeding, nor is any of their respective property the subject matter of any legal proceeding.

Material Contracts

Except for the contracts entered into in the ordinary course of business, the following are the only contracts currently material to PNR which have been entered into within the last two years of this Filing Statement:

(a)	the Selebi APA (see “Significant Acquisitions and Dispositions”);

(b)	the Amalgamation Agreement (see “Summary – The Transaction”); and

(c)	the Agency Agreement (see “Glossary” and “Summary – Relationships and Arrangements”).

Copies of all the contracts specified above may be inspected, without charge, at the head office of PNR at 130 Spadina Avenue, Suite 401, Toronto, Ontario, Canada M5V 2L4 during normal business hours up to the closing of the Transaction and for a period of 30 days thereafter.

Appendix “E”

Information Concerning the Resulting Issuer

The following is a summary of information relating to the Resulting Issuer and its expected business and operations (assuming the completion of the Transaction), which should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement. The information contained in this Appendix “E” – “Information Concerning the Resulting Issuer”, unless otherwise indicated, is given as of July 22, 2022. Capitalized terms used but not otherwise defined in this Appendix “E” – “Information Concerning the Resulting Issuer” shall have the meaning ascribed to them in the Filing Statement. See “Glossary”.

Unless otherwise indicated herein, references to “$”, “CDN $” or “Canadian dollars” are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars. See in this Filing Statement, “General Matters – Currency”. See also in this Filing Statement, “Cautionary Statement Regarding Forward-Looking Information”.

Corporate Structure

Name and Incorporation

In connection with the Transaction, NAN, now the Resulting Issuer, will have been continued under the OBCA and changed its name to “Premium Nickel Resources Ltd.” The Resulting Issuer will have its head and registered office at First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4.

Intercorporate Relationships

Shortly following the completion of the Transaction, the Resulting Issuer will have the following structure:

Notes:

(1)	Premium Nickel Resources Proprietary Limited owns the Selebi Project.
(2)	It is anticipated that Premium Nickel Group Proprietary Limited will own the Selkirk Project following the closing of the Selkirk Acquisition (as defined herein).

Description of the Business of the Resulting Issuer

On completion of the Transaction, the Resulting Issuer will carry on the business and operations related to the exploration and development of its portfolio of Ni-Cu-Co assets, located in Botswana, Canada and Greenland. The Resulting Issuer’s portfolio of mining assets will consist of the following mineral projects, with only the Selebi Project being a material property of the Resulting Issuer upon the completion of the Transaction:

1.	Selebi Project (Botswana – Exploration)

The Selebi Project was recently acquired by PNR in January 2022, and was previously on care and maintenance. The Resulting Issuer’s long-term plan is to re-commence operations on the Selebi Project in a two-step approach: (1) to conduct and complete a preliminary economic assessment, pre-feasibility study and feasibility study over the first 48 months from the Closing; and (2) if such studies support development of the Selebi Project, proceed with permitting, engineering and construction at the Selebi Project which is expected to be completed in year 2028 at the earliest.

As an initial step, the Resulting Issuer intends to engage in exploration and infill drilling programs to define a mineral resource estimate on the property. The work program for the Selebi Project in the first 18 months from March 1, 2022, as recommended by SLR, is set out in the Technical Report and outlined in Appendix “D” –“Information Concerning PNR – Selebi Project – Interpretation, Conclusions and Recommendations – Recommendations”. An updated expected work program for the Selebi Project in the first 12 and 18 months from July 1, 2022 is as outlined in below under “Business Objectives and Milestones” with the summary of work program completed between March 1, 2022 and June 30, 2022 as outlined in Appendix “D” –“Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project”.

2.	Selkirk Project (Botswana – Exploration)

It is anticipated that the Resulting Issuer will close the acquisition of the Selkirk Project on or about August 15, 2022. There is no certainty that the Resulting Issuer will close the acquisition of the Selkirk Project on the timeline anticipated or at all. Should the Selkirk Project be acquired by the Resulting Issuer, it is anticipated that the Resulting Issuer will eventually engage in completion of a drill program on the Selkirk Project, metallurgical testing and to achieve a NI 43-101 compliant technical report in respect of the Selkirk Project, with the initial work expected to commence in approximately 6 months from the Closing of the Transaction, with flexibility for these anticipated work programs to be completed before January 2026.

3.	Maniitsoq property (Greenland – Exploration)

The Maniitsoq property is located in southwestern Greenland approximately 100 kilometres north of Nuuk, the capital city of Greenland and 15 kilometres east of the town of Maniitsoq. The exploration work program on Maniitsoq is ongoing. The Resulting Issuer anticipates a three-year exploration program at Maniitsoq, which is planned to commence in 2022, with a drill program on prioritized targets to commence in 2024 based on any additional data and information gleaned from the property in exploration stage.

4.	Post Creek / Halcyon property (Sudbury, Canada – Exploration)

The Post Creek / Halcyon property is located approximately 35 kilometres east of Sudbury. A 12-month exploration program is expected to be put in place to prospect and search for mineralization and/or quartz diorite on parts of the Post Creek Properties and complete geophysical surveys over prospective target areas, and conduct test drilling on any identified priority targets.

Information with respect to the Selebi Project is set forth on Appendix “D” – “Information Concerning PNR” to this Filing Statement. Additional information in respect of the Maniitsoq property and the Post Creek / Halcyon properties can be found in NAN’s Annual MD&A available on SEDAR (www.sedar.com) under NAN’s issuer profile, a copy of which is attached Appendix “G” – “Management’s Discussion and Analysis of NAN” to this Filing Statement.

Business Objectives and Milestones

The Resulting Issuer’s primary objective is the development of the Selebi Project, the Resulting Issuer’s only material property. To that end, the Resulting Issuer budgets approximately US$5.4 million (approximately 60% of the estimated 12-month work program) for the exploration and development of the Selebi Project in the first 12 months following Closing (not including general operating costs and corporate G&A) as detailed below.

Selebi Project

Objectives / Milestones	Projected Timeline (July 1, 2022)(1)	First 12 months Approximate Cost (US$)	18-month Approximate Cost (US$)
Exploration and Infill Drilling Programs, including BHEM and Televiewer Surveys	Q2 2022 – Q2 2023	2,378,852	3,500,176
Preliminary Economic Assessment (including Mineral Resources Estimate)	Q2 2023 – Q1 2024	140,004	280,008
Metallurgical Testing	Q1 2023 – Q3 2023	199,480	199,480
Site Administrative Costs	—	909,336	1,364,004	(2)
Care and Maintenance	—	1,796,000	2,498,000	(3)
TOTAL		5,423,672	7,841,668

Notes:

(1)	The Phase I Work Program included in this table is based on the anticipated expenditures from July 1, 2022. The variances with the Phase I Work Program outlined in the Technical Report is due to, among other things, (i) passage of time and expenditures incurred or expected to be incurred for drilling and surveys between March 1, 2022 and July 1, 2022, (ii) reduction in the care and maintenance costs on a per monthly basis from US$509,000 per month to US$117,000 per month effective August 1, 2022, due to the termination of the service agreement with the BCL Liquidator and internalizing the care and maintenance, (iii) ongoing exploration and drilling reduces the risk and contingency costs associated with the Selebi Project, and (iv) the Resulting Issuer anticipates to complete a preliminary economic assessment in Phase I (rather than in Phase II). See Appendix “D” –“Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project”.
(2)	Represents Selebi Project site administrative costs only. General operating costs and corporate G&A costs of approximately US$2,590,048 are also anticipated for the first 12 month period (US$3,885,072 for the 18 month period) commencing July 1, 2022 which covers the general administrative costs of the Resulting Issuer, including on the Selebi Project, Selkirk Project and other projects, which are not project or site specific.
(3)	There is an anticipated reduction in the care and maintenance costs on a per monthly basis from US$509,000 per month to US$117,000 per month effective August 1, 2022, due to the termination of the service agreement with the BCL Liquidator and internalizing the care and maintenance.

Aside from the above, the Resulting Issuer expects to spend approximately US$0.4 million on exploration, completion of studies and maintenance costs on its other projects for the first 12 months after closing of the RTO (US$0.6 million for the 18-month period). In addition, approximately US$0.6 million will reserved for contingency expenses.

The total use of proceeds funds is approximately CDN $11,605,823 (US$9,006,536) for the first 12 months (as necessary for Tier 2 request) and approximately CDN $16,648,566 (US$12,919,886) for the full 18-month program. With working capital available of CDN $13,195,045, the Resulting Issuer anticipates having approximately CDN $1,589,222 in unallocated working capital (approximately US$1,223,294) after the first 12 months of the 18-month program immediately following the Transaction.

See “Available Funds and Principal Purpose”.

Description of Securities

The authorized share capital of the Resulting Issuer will be the same as the currently authorized share capital of NAN, and the rights associated with each Resulting Issuer Share will be the same as the rights associated with each NAN Share. The Resulting Issuer will have an unlimited number of Resulting Issuer Shares authorized for issuance.

There will be 11,823,044 Resulting Issuer Options after giving effect to the Transaction and Consolidation (subject to rounding), which shall be governed by the Resulting Issuer Option Plan, which has been approved by the NAN Shareholders at the Meeting.

There are 21,118,000 Subscription Receipts outstanding as of the date hereof, which, following the completion of the Transaction, will convert into 21,118,000 NAN Shares (or 4,223,600 Resulting Issuer Shares on a post-Consolidation basis, subject to rounding).

Immediately following completion of the Transaction (including the Consolidation), the Resulting Issuer is expected to have, subject to rounding, (i) 113,155,185 Resulting Issuer Shares, (ii) 118,186 Resulting Issuer Preferred Shares, (iii) 11,823,044 Resulting Issuer Options, (iv) 2,683,484 Resulting Issuer Warrants, and (v) 295,651 Resulting Issuer Broker Warrants.

The foregoing figures are based on (i) the number of NAN Shares outstanding as of the date hereof (being 133,870,031 NAN Shares, or 26,774,006 Resulting Issuer Shares after giving effect to the Consolidation (subject to rounding)), (ii) the number of NAN Preferred Shares outstanding as of the date hereof (being 590,931 NAN Preferred Shares or 118,186 Resulting Issuer Preferred Shares after giving effect to the Consolidation (subject to rounding)), (iii) the number of PNR Shares issued and outstanding as of the date hereof (being 85,616,075 PNR Shares) less NAN’s 7,667,707 PNR Shares which will be subject to the Securities Contribution, to be exchanged for 82,157,579 Resulting Issuer Shares upon completion of the Transaction after giving effect to the Consolidation (subject to rounding), (iv) the number of NAN Shares to be issued to the holders of the Subscription Receipts upon satisfaction of the Escrow Release Conditions (being 21,118,000 NAN Shares, or 4,223,600 post-Consolidation NAN Shares or Resulting Issuer Shares (subject to rounding)), (v) the number of NAN Options outstanding as of the date hereof (being 14,978,972 NAN Options or 2,995,794 Resulting Issuer Options after giving effect to the Consolidation (subject to rounding)), (vi) the number of PNR Options outstanding as of the date hereof (being 8,375,000 PNR Options or 8,827,250 Resulting Issuer Replacement Options after giving effect to the Exchange Ratio and Consolidation (subject to rounding)), and (v) no securities exercisable, exchangeable or convertible for NAN Shares being exercised, exchanged or converted prior to the completion of the Transaction.

Pro Forma Consolidated Capitalization

The following table sets forth pro forma consolidated capitalization of the Resulting Issuer as at the date hereof, both before and after giving effect to the Transaction and the NAN Financing.

Designation of Security	Authorized	Before Giving Effect to the Transaction and the NAN Financing(1)(2)	After Giving Effect to the Transaction and the NAN Financing(1)(2)(3)
Resulting Issuer Shares	Unlimited	26,774,006	113,155,185
Resulting Issuer Preferred Shares(4)	20,000,000	118,186	118,186

Notes:

(1)	Figures are presented on a post-Consolidation basis (subject to rounding). As of the date hereof, there are 133,870,031 pre-Consolidation NAN Shares outstanding.
(2)	There will be 11,823,044 Resulting Issuer Options outstanding, on a post-Consolidation basis. As of the date hereof, there are 14,978,972 NAN Options and 8,375,000 PNR Options.
(3)	Under the Resulting Issuer Option Plan, the Resulting Issuer will maintain a fixed plan with 22,600,000 Resulting Issuer Options issuable under the Resulting Issuer Option Plan (including the Resulting Issuer Replacement Options).
(3)	Out of 20,000,000 Resulting Issuer Preferred Shares for issuance, 4,000,000 are designated as series 1 convertible preferred shares. The expected 118,186 Resulting Issuer Preferred Shares outstanding are series 1 convertible preferred shares.

For more details on the breakdown of fully diluted capitalization, please see below table under “Fully Diluted Share Capital”.

Fully-Diluted Share Capital

The following table sets forth the proposed pro forma capitalization of the Resulting Issuer as at the date hereof, on a fully-diluted basis, after giving effect to the Transaction and the NAN Financing.

After Giving Effect to the Transaction, the NAN Financing and the Consolidation

Designation of Security	Number		Percentage(2)
Resulting Issuer Shares	113,155,185		88.4%
Resulting Issuer Preferred Shares (on post-conversion basis)	13,131	(1)	0.01%
Resulting Issuer Options	11,823,044	(3)	9.2%
Resulting Issuer Warrants	2,683,484		2.1%
Resulting Issuer Broker Warrants	295,651		0.2%
Total Fully-Diluted	127,970,495		100%

Notes:

(1)	Each Resulting Preferred Share outstanding is a series 1 convertible preferred share, which is convertible to Resulting Issuer Shares at a ratio of 9:1. It is anticipated that there will be 118,186 Resulting Issuer Preferred Shares, convertible to 13,131 Resulting Issuer Shares.
(2)	Discrepancy in aggregate due to the rounding.
(3)	Represents the post-Consolidation NAN Options and Resulting Issuer Replacement Options issued in connection with the Transaction.

The following table sets forth the proposed pro forma capitalization of the Resulting Issuer after giving effect to the Transaction and the NAN Financing, and including any Resulting Issuer Shares reserved for issuance under the Resulting Issuer Options Plan:

Designation of Security	Authorized		Breakdown Percentage	Breakdown Number		Breakdown Percentage(1)
Resulting Issuer Shares	Unlimited		—	113,155,185		88.4%
Resulting Issuer Preferred Shares	20,000,000	(2)	—	13,131		0.01%
Resulting Issuer Warrants	2,683,484		—	2,683,484		9.2%
Resulting Issuer Broker Warrants	295,651		—	295,651		2.1%
Resulting Issuer Options	Up to 22,600,000	(1)	Up to 20%	11,823,044	(2)	0.2%
Total Fully-Diluted	—		—	127,970,495		100%

Notes:

(1)	Discrepancy in aggregate due to the rounding.
(2)	Out of 20,000,000 Resulting Issuer Preferred Shares for issuance, 4,000,000 are designated as series 1 convertible preferred shares. A series 1 convertible preferred share will be convertible to Resulting Issuer Shares at a ratio of 9:1. Following the Transaction, it is expected that there will be 118,186 Resulting Issuer Preferred Shares, convertible to 13,131 Resulting Issuer Shares.
(3)	These numbers represent the maximum number of Resulting Issuer Shares reserved for issuance under the proposed Resulting Issuer Option Plan; provided, however that the aggregate number of Resulting Issuer Shares eligible to be issued under Resulting Issuer Option Plan (including in respect of the Resulting Issuer Replacement Options) may not exceed 22,600,000 at the time of grant.
(4)	Represents the post-Consolidation NAN Options and Resulting Issuer Replacement Options issued in connection with the Transaction.

Available Funds and Principal Purposes

Funds Available

The Resulting Issuer estimates that upon giving effect to the Transaction and the NAN Financing, it would have available funds of approximately $13.2 million as set out in the following table:

Sources of Funds	Estimated Amount (CDN$)
Estimated Working Capital as at June 30, 2022(1)(2)	4,437,969
Gross Cash from NAN Financing	10,136,640
Less: Estimated Expenses – NAN Financing and Transaction(3)	1,379,564
Total Estimated Available Funds(2)(4)	13,195,045	(5)

Notes:

(1)	Represents combined working capital of PNR and NAN as at the period ended March 31, 2022 after giving effect to certain expenditures incurred up until June 30, 2022 which is estimated at $6,469,988 but before giving effect to the Transaction and NAN Financing. See Appendix “D” –“Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project”.
(2)	The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) changes in the business associated with growth projects and asset sales.
(3)	Includes expected commission and legal fees.
(4)	Estimated available funds to the Resulting Issuer after giving effect to the Transaction and the NAN Financing as at July 1, 2022.
(5)	Based on the Bank of Canada daily exchange rate on June 30, 2022 of US$1.00 = CDN $1.2886 (or CDN $1.00 = US$0.7760), the total estimated available funds is approximately US$10,239,830.

The Resulting Issuer will have positive working capital (net of transaction costs) of approximately $13.2 million. During the 18 months following Closing, the Resulting Issuer intends to focus on the work program the Selebi Project. See “Principal Purposes of Funds” below.

Other than as disclosed in this Filing Statement, there are no payments intended to be made from the estimated available funds to non-arm’s length parties.

Principal Purposes of Funds

The following table dated July 1, 2022 sets forth the principal purposes for which the estimated funds available to the Resulting Issuer upon completion of the Transaction and the NAN Financing will be used and the current estimated amounts to be used for each such principal purpose:

Use of Funds	Estimated Amount (first 12 Months – July 1, 2022) (US$)		Estimated Amount (18-months – July 1, 2022) (US$)
Selebi Project – Phase I Work Program(1)(2)
Exploration and Infill Drilling Programs, BHEM and televiewer surveys	2,378,852		3,500,176
Preliminary Economic Assessment (including Mineral Resource Estimate)	140,004		280,008
Metallurgical Testing	199,480		199,480
Site Administration Costs	909,336		1,364,004
Care and Maintenance	1,796,000		2,498,000

Subtotal – Selebi Project	5,423,672		7,841,668

Selkirk Project
Site Administration Costs	199,920		299,880
Completion of a NI 43-101 technical report	25,000		25,000

Subtotal – Selkirk Project	224,920		324,880

Other Projects
Morocco Project – Exploration Program(4)	129,350		194,025
Greenland Project – Site and Administration Costs	29,520		29,520
Ontario Project – Site and Administration Costs	22,505		29,489

Subtotal – Other Project Costs	181,375		253,034

General Operating Costs & G&A(2)	2,590,048		3,885,072

Subtotal	8,420,014		12,304,654

Contingency (5%)	586,522		615,233

TOTAL USE OF PROCEEDS	9,006,536	(3)	12,919,886	(3)

Notes:

(1)	The Phase I Work Program included in this proposed use of funds table is based on the anticipated expenditures from July 1, 2022. The variances with the Phase I Work Program outlined in the Technical Report is due to, among other things, (i) passage of time and expenditures incurred or expected to be incurred for drilling and surveys between March 1, 2022 and July 1, 2022, (ii) reduction in the care and maintenance costs on a per monthly basis from US$509,000 per month to US$117,000 per month effective August 1, 2022, due to the termination of the service agreement with the BCL Liquidator and internalizing the care and maintenance, (iii) ongoing exploration and drilling which reduces the risk and contingency costs associated with the Selebi Project, and (iv) the Resulting Issuer anticipates to complete a preliminary economic assessment in Phase I (rather than in Phase II). See Appendix “D” –“Information Concerning PNR – Summary of Subsequent Work Performed on the Selebi Project”.
(2)	“General Operating Costs & G&A” includes compensation, corporate G&A, advisory and consultancy costs, interest and bank charges, and represents the general operating costs and corporate G&A in respect of the Resulting Issuer as a whole, which covers the general administrative costs on the Selebi Project, Selkirk Project and other projects, which are not project or site specific.
(3)	Based on the Bank of Canada daily exchange rate on March 31, 2022 of US$1.00 = CDN $1.2886 (or CDN $1.00 = US$0.7760), the total use of proceeds funds for the first 12 months is approximately CDN $11,605,823 and approximately CDN $16,648,566 for the full 18-month program. In addition, the Resulting Issuer anticipates having CDN$1,589,222 in unallocated working capital (approximately US$1,233,294) based on the anticipated work program to be covered the first 12 months from Closing.
(4)	The exploration program for Morocco is partially dependent on the Resulting Issuer’s entry into a joint venture agreement with ONHYM.

During the first 12 months following Closing, it is expected that approximately US$5.4 million will be used to fund exploration and development costs in respect of the Selebi Project, the Resulting Issuer’s only material property. The following 6 months will require an additional US$2.4 million. The remaining funds are expected to be used for general operating and G&A costs of the Resulting Issuer as well as exploration program and site and administration costs relating to the Resulting Issuer’s other properties including the Selkirk Project, the Maniitsoq property in Greenland, the Post Creek / Halcyon property in Sudbury and certain potential expansion of interest into Morocco through a contemplated joint venture with ONHYM. There can be no assurance that a joint venture agreement with ONHYM will be entered into within the 12 month period commencing July 1, 2022 (or at all). There may be circumstances where, for sound business reasons, the Resulting Issuer reallocates the funds for different purposes.

Dividends

There are no restrictions in the Resulting Issuer’s articles or by-laws or pursuant to any agreement or understanding which could prevent the Resulting Issuer from paying dividends. The Resulting Issuer does not intend to declare or pay any dividends on any class of securities. The Resulting Issuer currently intends to retain future earnings, if any, to fund the development and growth of its business and does not intend to pay any cash dividends on the Resulting Issuer Shares for the foreseeable future. Any decision to pay dividends on the Resulting Issuer Shares in the future will be made by the Resulting Issuer Board on the basis of earnings, financial requirements and other conditions existing at the time.

Principal Securityholders

To the knowledge of the proposed directors and executive officers of the Resulting Issuer, upon completion of the Transaction, there is not expected to be any persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than ten percent (10%) of the voting rights attached to the all outstanding Resulting Issuer Shares, other than as set out below:

Name and Municipality of Residence	Number of Resulting Issuer Shares Owned or Controlled	Percentage of Outstanding Resulting Issuer Shares
Sheldon Inwentash Ontario, Canada	16,377,277	14.5%

Note:

(1)	These Resulting Issuer Shares will be owned of record and beneficially.

Directors, Officers and Promoters

Name, Address, Occupation and Security Holdings

The following table sets forth the name and municipality of residence, proposed position with the Resulting Issuer, principal occupation within the five preceding years and the number and percentage of securities to be held of the proposed directors and officers of the Resulting Issuer. These persons will become directors and/or officers of the Resulting Issuer on Closing of the Transaction. The term of office of each director will expire immediately prior to the first annual meeting of shareholders of the Resulting Issuer following completion of the Transaction.

Name and Municipality of Residence	Age	Position with Resulting Issuer	Principal Occupation in Past Five Years	From	To	Number and Percentage of Resulting Issuer Shares Owned or Controlled Following the Financing and the Transaction(2)
Keith Morrison(4)(5) Ontario, Canada	62	Chief Executive Officer and Director	Chief Executive Officer and Director of NAN (2014-Present)	December 2014(1)	Present	7,013,386 (6.2%)
Charles Riopel(3) Québec, Canada	55	Director	Founder and managing partner of Latitude 45° (2015-Present)	June 2019(1)	Present	1,366,953 (1.2%)
Sheldon Inwentash(3)(4) Ontario, Canada	66	Director	Chairman, CEO and CIO of ThreeD Capital Inc. (1998 – Present)	N/A	N/A	16,377,277 (14.5%)
John Hick(3)(5) Ontario, Canada	72	Director	Corporate Director	February 2021(1)	Present	Nil (0%)
Sean Whiteford(4)(5) Ohio, United States	56	Director	Vice President Business Development of Burgundy Diamond Mines Ltd. (2020 – Present) CEO of Elkam Consulting Ltd (2016 – Present)	N/A	N/A	20,000 (0.02%)
John Chisholm(4) Ontario, Canada	60	Director	Founder and executive chairman of Temex Resources, Forsys Metals, Carta Worldwide, and Land Administration Company; founder and director of PNR	N/A	N/A	7,549,696 (6.7%)
William O'Reilly Toronto, Ontario	73	Director	Corporate Director	N/A	N/A	Nil (0%)
Mark Fedikow British Columbia, Canada	69	President	President of NAN (2010 – Present)	January 2010(1)	Present	431,876 (0.4%)
Sarah Wenjia Zhu Québec, Canada	47	Chief Financial Officer and Corporate Secretary	Chief Financial Officer of NAN (2018 – Present) Investment Manager of The Sentient Group (2009 – 2017)	May 2018(1)	Present	176,664 (0.2%)

Notes:

(1)	These directors and officers are presently the directors and officers of NAN, who will be directors and officers, as applicable, of the Resulting Issuer. The information disclosed in this table represents the period during which the director and officer, as applicable, serves as the director and officer of NAN.
(2)	Represents the Resulting Issuer Shares to be held by, directly or indirectly, or over which the proposed directors and officers of the Resulting Issuer has control over, and includes both their shareholdings in NAN and PNR, after giving effect to the Transaction and Consolidation.
(3)	Proposed members of the Audit Committee of the Resulting Issuer. John Hick is the proposed chair of the Resulting Issuer's Audit Committee.
(4)	Proposed members of the Compensation Committee of the Resulting Issuer. John Chisholm is the proposed chair of the Resulting Issuer's Compensation Committee.
(5)	Proposed members of the Corporate Governance & Nominating Committee of the Resulting Issuer. John Hick is the proposed chair of the Resulting Issuer's Corporate Governance & Nominating Committee.

Immediately following the completion of the Transaction, the directors and officers of the Resulting Issuer, as a group, are expected to own or control, directly or indirectly, 32,935,852 Resulting Issuer Shares (approximately 29.1% of the Resulting Issuer Shares).

For information regarding the current directors and officers of NAN, see Appendix "C" – "Information Concerning NAN".

Resulting Issuer Board and Management Biographies

The following are brief biographies of the directors, executive officers and senior management of the Resulting Issuer.

Keith Morrison, Director and Chief Executive Officer

Mr. Morrison has over 40 years of global experience in the resources sector, with an accomplished background in strategy, finance, exploration, technology, global operations, capital markets and corporate development. Formerly, Mr. Morrison co-founded two significant Canadian-based success stories, Quantec, a world-leader in deep sub-surface imaging technologies, and QGX, a Canadian-based public exploration company which operated in Mongolia prior to its acquisition. Since 1986, Mr. Morrison has continuously served on private and public company board of directors, and senior management teams as Chief Executive Officer. During this period, he has been in leadership positions through multiple commodity cycles and several black swan events. He is currently director and Chief Executive Officer of PNR and a director and Chief Executive Officer of NAN.

Charles Riopel, Director

Mr. Riopel is an accomplished senior-level executive with over 25 years domestic/international investment experience in mining. He has managed over the years both private and public investment funds. He is the founder and managing partner at Latitude 45°, a private equity fund specialized in mining. Prior thereto, he was Senior Investment Director at The Sentient Group, one of the largest private equity funds in mining, with over US$2.7 billion under management. At The Sentient Group, he worked on and completed 12 follow-on investments as well as one exit - actively managing investments and re-engineering projects in copper, gold, uranium, nickel and manganese. From 2006 to 2012, he served as Senior Investment Director Metals & Mining at the SGF, a public fund with over US$5 billion under management. During these years, he invested approximately US$200 million per year in mining projects, from greenfield exploration to operations, directly managing drilling programs to approximately US$10 billion in construction. While working at the SGF, he invested in, directly managed, turned around and exited more than 20 investments and mining projects. Mr. Riopel was appointed to the board of directors of PNR in 2019, and is currently Chairman of the board of directors of PNR, Premium Nickel Resources International (Barbados), Premium Nickel Resources Selebi (Barbados) and Premium Nickel Resources Selkirk (Barbados). He is also the Non-Executive Chairman of NAN, and a member of the board of directors of Meridian Mining UK (Cu-Au-Mn) and the Foundation of Greater Montreal (local charity managing over US$250 million in charitable donations). He has served as a director and/or officer of several Canadian and international companies. He holds a Bachelor of Economics from Montreal University and a Masters in Business Administration from Laval University.

John Hick, Director

Mr. Hick has over 40 years of experience in the mining industry in both senior management positions and as an independent director. He currently serves as an independent director, and in some cases the non-executive Chairman, to a number of publicly listed companies, including Mako Mining Corp., Diamond Estates Wines & Spirits Inc., Québec Precious Minerals Corp., and Samco Gold Ltd. Formerly, Mr. Hick has held board and/or senior management positions with a number of other Canadian mining companies, including Medoro Resources Ltd., St. Andrew Goldfields Ltd., First Uranium Corp., Defiance Mining Corp./Geomaque Explorations Ltd, TVX Gold Inc., Cambior Inc., Rio Narcea Gold Mines Ltd, Rayrock Resources Inc., Revett Minerals Inc. and Placer Dome Inc. Mr. Hick holds a B.A. from the University of Toronto, and a LLB from the University of Ottawa. He is currently a director of NAN.

Sheldon Inwentash, Director

Mr. Inwentash has more than 30 years of investing experience and has been instrumental in raising $15 billion sfor his portfolio companies over the last 20 years. He co-founded Visible Genetics, the first commercial pharmacogenomics company, in 1994 and exited in 2001 to Bayer. Through two decades leading Pinetree Capital, Mr. Inwentash created significant shareholder value through early investments in Queenston Mining (acquired by Osisko Mining Corp. for $550 million), Aurelian Resources (acquired by Kinross for $1.2 billion) and Gold Eagle Mines (acquired by Goldcorp for $1.5 billion) to name a few. Sheldon has been an active investor in, and advisor for, various companies in Africa, such as AfriOre Platinum Ltd. taken over by Lonmin (South Africa), Auryx Gold Corp. combined with B2 Gold Corp. (Namibia), Caledonia Mining Corporation (Zimbabwe) and others. Mr. Inwentash obtained his B.Comm from the University of Toronto and is a Chartered Accountant/Certified Professional Accountant. In 2007, he was an Ontario finalist for the Ernst & Young entrepreneur of the year award. In 2012, Mr. Inwentash received an honorary degree, doctor of laws (LL.D) from the University of Toronto for his valuable leadership as an entrepreneur, his philanthropy, and inspirational commitment to making a difference in the lives of children, youth and their families. He is currently a director of PNR.

Sean Whiteford, Director

Mr. Whiteford has over 25 years of mineral exploration and operational experience in the mining industry. He is currently the Vice President, Business Development at Burgundy Diamond Mines Ltd (ASX:BDM). He started his career as an exploration geologist with BHP-Utah Mines based in Toronto. He subsequently spent 13 years with the Rio Tinto Group in various corporate, operational and technical roles in Australia, Canada and the United States. Mr. Whiteford joined Cliffs Natural Resources in 2009, where he held various executive positions, including Vice President, Exploration and Vice President, Eastern Canada Iron Ore Operations. In addition, he was the President of Osgood Mountains Gold and had extensive experience working as strategic consultant for mining and exploration companies in the United States and Canada. Mr. Whiteford is a Member of the AusIMM, holds a B.Sc. in geology from the University of Windsor and has also completed the Advanced Management Program at Columbia Business School.

John Chisholm, Director

Mr. Chisholm is a senior financial executive with over 30 years of investment experience. As a senior executive of Merrill Lynch and CIBC Wood Gundy, he has participated in over 100 IPOs. Mr. Chisholm is a founder of Temex Resources, Forsys Metals, Carta Worldwide and Land Administration Company, where he currently serves as Executive Chairman. He is also one of the founders of PNR, where he serves on the board as a director. As a graduate of the University of Guelph in economics, he is well-positioned to help guide companies with respect to raising funds for large projects. He has been involved in raising over $200-million for various companies and has an extensive list of worldwide contacts in both the mining and technology sector. He is currently a director of PNR.

William O'Reilly, Director

Mr. O'Reilly is a Corporate Director. He was Managing Partner and a member of the Management Committee of Davies Ward Phillips & Vineberg LLP ("Davies"), a leading Canadian law firm, from 1997 until his retirement from those positions on May 31, 2010.  He was a partner of Davies from 1976 to December 31, 2011, except for the period between August 1993 and January 1996 when he served as an executive officer of Russel Metals Inc., one of North America's leading metals distribution companies.  Mr. O'Reilly has served as a director of Russel Metals Inc. since May 2009, and has at various times served as Chair of its Nominating and Corporate Governance Committee, its Management Resources and Compensation Committee and its Environmental Management and Health and Safety Committee.

During his time practicing law, Mr. O'Reilly advised individuals and public and privately owned corporations in connection with the purchase and sale of corporations and business operations in a wide variety of industries, including, in particular, the financial services sector, industrial manufacturing and distribution, retail sales, truck transportation, food processing and oil and gas exploration and development. He acted on behalf of corporate borrowers in secured and unsecured loan transactions, including project financings, and in loan restructurings. He advised underwriters and issuers with respect to the public and private distribution of equity and debt securities and the public distribution of mortgage-backed securities, and he acted as an advisor to senior management, boards of directors, independent committees of boards and major shareholders of both public and private corporations in connection with a wide range of corporate activities.

In his capacity as Managing Partner at Davies, Mr. O'Reilly had primary responsibility for a wide range of firm management matters, including firm strategy, delivery of legal services, client relationships, other business development initiatives, lawyer recruitment, regulatory compliance, financial reporting, professional education and partner compensation.

Dr. Mark Fedikow, President

Mr. Mark Fedikow has 40 years of industry and government experience as an exploration geochemist and mineral deposits geologist. He has worked for major and junior mining exploration companies and the Manitoba Geological Survey completing his employment at the Survey as Chief Geologist of the Mineral Deposits Section. In 2001, Mr. Fedikow was the recipient of the Provincial Geologists Medal, a Canadian national award for outstanding geoscientific achievement. He has successfully applied partial and selective extraction geochemical technologies including the Mobile Metal Ions Process (MMI) in exploration programs for lode and placer gold, base metal massive sulphides, platinum group metals, magmatic nickel-copper, porphyry copper deposits and kimberlite / carbonatite in a variety of geological settings and overburden environments. Mr. Fedikow has published numerous articles on mineral deposits and their geochemical expressions in rock, soil and vegetation sample media. He is a Fellow of the Association of Applied Geochemists. He is currently President of NAN.

Sarah Wenjia Zhu, Chief Financial Officer and Corporate Secretary

Ms. Sarah Zhu has over 15 years of financing and accounting experience in the public and private equity market with a focus on the Natural Resources sector. Formerly, she held the position of Investment Manager with The Sentient Group. She holds a bachelor's degree in Accounting from Guangdong University of Finance & Economics and an MBA from the John Molson Business School of Concordia University. Prior to this, Ms. Zhu spent six years on an audit and systems risk consulting business with Deloitte China and gained her accounting qualification (CICPA) before migrating to Canada in 2004. She is also a CFA charter holder. She is currently CFO of PNR and NAN.

Promoter Consideration

For the two year preceding the date of this Filing Statement, there are no person or company who has been a promoter of NAN, PNR or any of the subsidiaries thereof, and there will no person or company who will be a promoter of the Resulting Issuer immediately following the completion of the Transaction.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no individual set forth in the above table is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Resulting Issuer) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Hick was a director of Carpathian Gold Inc. ("Carpathian") when, on April 16, 2014, the Ontario Securities Commission issued a permanent management cease trade order (the "MCTO"), which superseded a temporary management cease trade order dated April 4, 2014, against the management of Carpathian. The MCTO was issued in connection with Carpathian's failure to file its audited annual financial statements for the year ended December 31, 2013, management's discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2013, and corresponding certifications of the foregoing filings as required by National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. The MCTO was lifted on June 19, 2014 following the filing of the required continuous disclosure documents on June 17, 2014.

No individual set forth in the above table or shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, nor any personal holding company of any such individual:

(a)	is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Resulting Issuer) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

(c)	has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Resulting Issuer will be required by law to act honestly and in good faith with a view to the best interests of the Resulting Issuer and to disclose any interests that they may have in any project or opportunity of the Resulting Issuer. If a conflict of interest arises at a meeting of the Resulting Issuer Board, any director with a conflict will disclose his or her interest and abstain from voting on such matter in accordance with the OBCA.

Other than as disclosed herein, there are no known existing or potential conflicts of interest between the Resulting Issuer and its proposed Promoters, directors and officers or other proposed members of management of the Resulting Issuer as a result of their outside business interests, except that certain of the directors, officers and Promoters serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Resulting Issuer and their duties as a director or officer of such other companies.

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and Promoters of the Resulting Issuer that are, or have been within the last five years, directors, officers or Promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Keith Morrison	Zentek Ltd.	TSXV	Chairman and Director	2018	2018
John Chisholm	Natural Gas Services Group Inc.	NYSE	Director	January 2006	Present
	Flotek Industries Inc.	NYSE	Chief Executive Officer	November 1999	2018
Charles Riopel	Meridian Mining UK	TSX	Director	June 2018	Present
John Hick	Diamond Estates Wines & Spirits Inc.	TSXV	President and Director	2013	Present
	Mako Mining Corp.	TSXV	Chairman and Director	2018	Present
	Québec Precious Minerals Corp.	TSXV	Chairman and Director	2018	Present
	Samco Gold Ltd.	TSXV	Director	2014	Present
	Eurotin Inc.	TSXV(1)	Director	2018	2021
	Liberty Health Sciences Inc.	TSXV(2)	Director	2019	2019
	LSC Lithium Corporation	TSXV(3)	Director	2018	2019
	Marlin Gold Mining Ltd.	TSXV(4)	Director	2018	2018
	Algold Resources Ltd.	NEX	Director	2014	2018
Sheldon Inwentash	Gratomic Inc.	TSXV	Co-Chief Executive Officer and Director	January 2017	March 2020
	Northern Sphere Mining Corp.	CSE	Executive Chairman and Director	December 2016	March 2018
	ThreeD Capital Inc.	CSE	Chairman and Chief Executive Officer	1988	Present
	Canntab Therapeutics Ltd.	CSE	Director	April 2018	June 2018
	ImagineAR Inc.	CSE	Chairman and Director	January 2019	February 2022
	Auxico Resources Canada Inc.	CSE	Director	December 2020	Present
	Nevada Silver Corporation	TSXV	Director	May 2021	Present
	Goldspot Discoveries Corp.	TSXV	Director	January 2016	April 2018
Sean Whiteford	Zentek Ltd.	TSXV	Director	April 2017	April 2018
	Burgundy Diamond Mines Ltd	ASX	VP Business Development	August 2020	Present
William O'Reilly	Russel Metals Inc.	TSX	Director	May 2009	Present

Notes:

(1)	Eurotin Inc. (now, Li-Metal Corp.) moved its public listing from the TSXV to the CSE in connection with a reverse takeover transaction involving the corporation which was completed on October 25, 2021. Mr. Hick ceased to be a director of the corporation in connection with the completion of the transaction.
(2)	Liberty Health Sciences Inc. ceased to be a reporting issuer in connection with an arrangement involving Ayr Wellness Inc. which was completed on February 26, 2021.
(3)	LSC Lithium Corporation ceased to be a reporting issuer in connection with an arrangement involving Pluspetrol Resources Corporation B.V which was completed on March 15, 2019.
(4)	Marlin Gold Mining Ltd. ceased to be a reporting issuer in connection with an arrangement involving Golden Reign Resources Ltd. (now, Mako Mining Corp.). Mr. Hick ceased to be the director of Marlin Gold Mining Ltd., but continued to be a director with Mako Mining Corp.

Executive Compensation

The statement of executive compensation contained in this section relates only to the proposed executive compensation of the Resulting Issuer assuming completion of the Transaction, and should be read and interpreted as though the Transaction has been completed.

Pursuant to applicable Securities Laws, the Resulting Issuer must disclose the compensation expected to be paid to its NEOs. Assuming the completion of the proposed Transaction, it is expected that the Resulting Issuer will have three NEOs, being Keith Morrison (Chief Executive Officer and Director), Sarah Wenjia Zhu (Chief Financial Officer and Corporate Secretary) and Mark Fedikow (President). The following table sets forth the proposed compensation for the Resulting Issuer's NEOs for the 12-month period following completion of the Transaction:

Name and Principal Position	Salary ($)	Share- based Awards ($)	Option- based Awards ($)(1)	Annual Incentive Plan	Long Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)(2)
Keith Morrison(3) Chief Executive Officer and Director	405,789	—	—	—	—	—	—	405,789
Sarah Wenjia Zhu Chief Financial Officer and Corporate Secretary	248,000	—	—	—	—	—	—	248,000
Mark Fedikow President	76,380	—	—	—	—	—	—	76,380

Notes:

(1)	Represents options issued under the NAN Option Plan.
(2)	The foregoing has been presented for illustrative purposes only, and will be determined following the completion of the Transaction, once the Resulting Issuer Board has been constituted and the Resulting Issuer Compensation Committee has been established, at which time the Resulting Issuer Board will determine the respective compensation to be paid to the NEOs.

The expected compensation described in the foregoing table is being provided for illustrative purposes only, and has been presented on the basis of the current compensation levels of each such NEO with NAN and assuming a 100% satisfaction of annual and long-term incentive plan milestones. The compensation arrangements for the Resulting Issuer's NEOs will be determined following the completion of the Transaction, in the discretion of the Resulting Issuer Board or Resulting Issuer Compensation Committee, once the Resulting Issuer Board has been constituted and the Resulting Issuer Compensation Committee has been established.

Compensation Discussion and Analysis

As of the date hereof, there are no formal employment, consulting or management agreements. The NEOs and the directors operate under informal arrangements.

The Resulting Issuer, which is expected to be comprised of seven (7) directors, has not yet formed a separate Compensation Committee to oversee compensation matters.

The Compensation Committee of the Resulting Issuer, once established, is expected to assess NEO compensation in due course and will consider many factors, including industry peers and the performance of the reporting issuer.

Chief Executive Officer

The CEO's compensation is set by discussion with the other members of the Resulting Issuer Board. The level of compensation will be assessed at least once per year and will consider the Resulting Issuer's financial position and ability to pay, and the level of CEO fees generally known to be paid by other companies in the industry and assessed as reasonable by the other members of the Resulting Issuer Board. The Resulting Issuer Board intends to review executive compensation with reference to a peer group going forward subsequent to Closing. This basis is more subjective than would be one based on objective, identifiable measures. The CEO's total compensation is not tied to specific performance criteria or goals.

For the 12-month period following the Closing, it is expected that the amount of CEO compensation will be $405,789 per year (see the table above under the heading "Executive Compensation").

Upon completing the Transaction, it is expected that the Resulting Issuer and the CEO will enter into a formal written employment agreement. Such employment agreement, which would be subject to approval by the Resulting Issuer Board, may provide for additional compensation in the event of Change of Control, severance, termination or constructive dismissal; however, the specifics of such provisions, if any, are unknown at this time.

Chief Financial Officer

The CFO's compensation is set by discussion between the CFO and CEO, subject to review by the Resulting Issuer Board as a whole. The Resulting Issuer Board intends to review executive compensation with reference to a peer group going forward subsequent to Closing. This basis is more subjective than would be one based on objective, identifiable measures.

For the 12-month period following the Closing, it is expected that the amount of CFO compensation will be $248,000 per year (see the table above under the heading "Executive Compensation").

Director Compensation

During the 12-month period after giving effect to the Transaction, it is anticipated that the directors of the Resulting Issuer will receive cash compensation for their services in their capacity as directors, and for committee participation, involvement in special assignments or for services as consultants or experts. The compensation arrangements for the directors of the Resulting Issuer will be determined following the completion of the Transaction once the Resulting Issuer Board has been constituted.

Indebtedness of Directors and Officers

No proposed nominees of directors, executive officers or employees of the Resulting Issuer, or any subsidiary thereof, have any indebtedness owing to NAN or any subsidiary thereof other than "routine indebtedness".

Investor Relations Arrangements

No written or oral agreement or understanding has been reached with any person to provide any promotional or investor relations services for the Resulting Issuer.

Options to Purchase Securities

The following table indicates the groups which will hold options to purchase common shares of the Resulting Issuer immediately following the completion of the Transaction.

Group	Number of Resulting Issuer Shares under Option	Exercise Price	Expiry Dates	Market Value Per Share on Date of Grant
Officers of Resulting Issuer	1,212,100	$0.39	January 26, 2026	$0.39
	395,250	$2.40	January 20, 2026	$2.40
	240,000	$0.80	February 24, 2025	$0.80
	240,000	$0.45	August 19, 2025	$0.425
	180,000	$1.60	February 25, 2026	$1.55
	998,794	$2.00	October 25, 2026	$2.00
Directors (who are not also officers) of Resulting Issuer	1,581,000	$0.39	January 26, 2026	$0.39
	316,200	$0.92	September 29, 2026	$0.92
	790,500	$2.40	January 20, 2027	$2.40
	160,000	$0.80	February 24, 2025	$0.80
	120,000	$1.60	February 25, 2026	$1.55
Employees of Resulting Issuer	—	—	—	—
Consultants of Resulting Issuer	1,501,950	$0.39	January 26, 2026	$0.39
	1,027,650	$0.92	September 29, 2026	$0.92
	1,291,150	$2.40	January 20, 2027	$2.40
	400,000	$0.80	February 24, 2025	$0.80
	115,000	$1.60	February 25, 2026	$1.55
Former Officers of NAN	—	—	—	—
Former Directors of NAN	360,000	$0.80	February 24, 2025	$0.80
	172,000	$1.60	February 25, 2026	$1.55
Employees of NAN	—	—	—	—
Consultants of NAN	—	—	—	—
Totals	11,101,594	—	—	—

Equity Incentive Plans

Resulting Issuer Option Plan

The purpose of the Resulting Issuer Option Plan of the Resulting Issuer is to advance the interests of the Resulting Issuer and each subsidiary by encouraging the directors, officers, Consultants and employees of the Resulting Issuer and its subsidiaries to acquire shares in the Resulting Issuer, thereby increasing their proprietary interest in the Resulting Issuer, encouraging them to remain associated with the Resulting Issuer and/or subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Resulting Issuer and/or subsidiaries. Under the policies of the Exchange, the Resulting Issuer Option Plan will require annual shareholder approval at each annual meeting of the Resulting Issuer. The Resulting Issuer Option Plan was approved on June 23, 2022 at the Meeting.

In addition to governing the legacy NAN Options and post-Closing issuances of Resulting Issuer Options, the Resulting Issuer Option Plan also governs the Resulting Issuer Replacement Option.

The following is a summary of the principal terms of the Resulting Issuer Option Plan, which is qualified in its entirety by reference to the text of the Resulting Issuer Option Plan, a copy of which is attached as Appendix "B" – "Resulting Issuer Option Plan" to this Filing Statement.

Summary of the Key Terms of the Resulting Issuer Option Plan

The Resulting Issuer Option Plan is a "fixed" stock option plan, pursuant to which the Resulting Issuer may issue up to 22,600,000 Resulting Issuer Options to Eligible Persons. On Closing, the Resulting Issuer Replacement Options will also be issued to former optionholders of PNR.

In addition to Resulting Issuer Replacement Options, incentive Resulting Issuer Options under the Resulting Issuer Option Plan may be granted by the Resulting Issuer Board to eligible persons, who are directors, officers, employees or consultants of the Resulting Issuer or its subsidiaries, eligible persons who are employees of a company providing management services to the Resulting Issuer, or, in certain circumstances, charitable organizations. Resulting Issuer Options granted under the Resulting Issuer Option Plan have a maximum exercise period of up to 10 years, as determined by the Resulting Issuer Board.

The Resulting Issuer Option Plan limits the number of Resulting Issuer Options which may be granted to any one individual to not more than 5% of the total Resulting Issuer Shares in any 12 month period (unless otherwise approved by the “disinterested shareholders” of the Resulting Issuer). A “disinterested shareholder” is a shareholder who is not a director, officer, promoter, or other insider of the Resulting Issuer, or its associates or affiliates, as such terms are defined under the Securities Act (Ontario). In addition, unless otherwise approved by the disinterested shareholders of the Resulting Issuer, the number of Resulting Issuer Shares issuable under the Resulting Issuer Option Plan to all insiders of the Resulting Issuer as a group shall not exceed 10% of the total Resulting Issuer Shares at any point in time.

The number of Resulting Issuer Options granted to any one consultant or investor relations service providers in any 12-month period must not exceed 2% of the total issued Resulting Issuer Shares. Resulting Issuer Options granted to investor relations service providers shall vest in stages over at least a one-year period, in accordance with the policies of the Exchange. Subject to the foregoing, any Resulting Issuer Options granted under the Resulting Issuer Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Resulting Issuer Board or required by the policies of the Exchange.

The number of Resulting Issuer Options granted to all eligible charitable organizations in the aggregate must not exceed 1% of the Resulting Issuer Shares on the date of grant, which Resulting Issuer Options shall expire on or before the earlier of (i) the date that is ten years from the grant date, or (ii) the 90th day following the date that the holder of such Resulting Issuer Options ceases to be an eligible charitable organization under the Resulting Issuer Option Plan.

Resulting Issuer Options under the Resulting Issuer Option Plan may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant, provided that notwithstanding the foregoing, the exercise price of the Resulting Issuer Replacement Options shall be as determined in accordance with the Amalgamation Agreement. In the event of the death or permanent disability of an optionee, any Resulting Issuer Option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the Resulting Issuer Option. In the event of the resignation, or the termination or removal of an optionee without just cause, any Resulting Issuer Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any Resulting Issuer Option granted to such optionee will be cancelled as at the date of termination. Resulting Issuer Replacement Options held by persons who are not eligible persons under the Resulting Issuer Plan will expire 12 months from the date of the Closing.

Resulting Issuer Options may be exercised by the holder thereof (i) by delivering to the Resulting Issuer a notice specifying the number of Resulting Issuer Shares in respect of which the Resulting Issuer Option is exercised together with payment in full of the exercise price for each such Resulting Issuer Share, (ii) through a cashless exercise mechanism whereby the Company has certain arrangements with a brokerage firm, or (iii) a net exercise mechanism whereby the optionee receives only the number of Resulting Issuer Shares that is equal to the quotient obtained by dividing (A) the product of the number of Resulting Issuer Options being exercised and the difference between the 5-day volume weighted average price of the underlying Resulting Issuer Shares on the Exchange immediately preceding the exercise and the exercise price of the subject Resulting Issuer Option by (B) the 5-day volume weighted average price of the underlying Resulting Shares.

The above summary is qualified in its entirety by the full text of the Resulting Issuer Option Plan, a copy of which is attached as Appendix “B” – “Resulting Issuer Option Plan” to this Filing Statement.

Equity Compensation Plan Breakdown

The following table summarizes the breakdown of securities that are reserved and authorized for issuance under the Resulting Issuer Option Plan.

Equity Compensation Plan	Reserved and Authorized for Issuance
Resulting Issuer Option Plan	up to 22,600,00(1)
Resulting Issuer Replacement Options	8,827,250(2)
Current NAN Options	2,995,794(3)

Notes:

(1)	After giving effect to the Transaction and the Consolidation.
(2)	Represents the Resulting Issuer Replacement Options issued to holders of PNR Options in connection with the Transaction (after giving effect to the Transaction and Consolidation), based on 8,375,000 PNR Options outstanding as of the date hereof.
(3)	Represents the post-Consolidation NAN Options, based on 14,978,972 NAN Options outstanding as of the date hereof.

Escrowed Securities

Principal Securities Escrow

Pursuant to Exchange Policy 5.4, securities of the Resulting Issuer held by directors, officers and Promoters of the Resulting Issuer will be subject to escrow as required by the Exchange. It is expected that Computershare Trust Company of Canada will serve as the escrow agent, and the escrowed securities will be released upon the satisfaction of the Escrow Release Conditions.

To the knowledge of NAN and PNR, as of the date of this Filing Statement, the following securities of the Resulting Issuer will be held in escrow after giving effect to the Transaction:

		Prior to Giving Effect to the Transaction and the Financing		After Giving Effect to the Transaction and the Financing
Name and Municipality of Residence	Designation of class	Number of Securities held in Escrow	Percentage of class	Number of Securities to be held in Escrow	Percentage of class
Keith Morisson	Common Shares	—	—-	7,013,386	6.2%
Burlington, Ontario, Canada
	Options	—	—-	895,900	7.6%

Charles Riopel	Common Shares	—	—	1,366,953	1.2%
Candiac, Québec, Canada
	Options	—	—	843,200	7.1%

Sheldon Inwentash	Common Shares	—	—	16,377,277	14.5%
Toronto, Ontario, Canada
	Options	—	—	527,000	4.5%

John Chisholm	Common Shares	—	—	7,549,696	6.7%
Oakville, Ontario, Canada
	Options	—	—	527,000	4.5%

Sean Whiteford Ohio, United States	Common Shares	—	—	20,000	0.02%

Mark Fedikow Saltspring Island, British Columbia, Canada	Common Shares	—	—	431,876	0.4%

Sarah Wenjia Zhu	Common Shares	—	—	176,664	0.2%
Montréal, Québec, Canada
	Options	—	—	316,200	2.7%

Neil Jamieson Botswana	Common Shares	—	—	68,700	0.06%

Kneipe Setlhare	Common Shares	—	—	1,054,000	1.0%
Botswana
	Options	—	—	368,900	3.1%

Montwedi Mphathi	Common Shares	—	—	1,067,702	1.0%
Botswana
	Options	—	—	368,900	3.1%

The Resulting Issuer will be subject to Tier 2 Surplus Security Escrow Agreement. As such, the escrowed securities detailed in the table above will be subject to a 36 month escrow period. Five percent (5%) will be released at the time of the Exchange Bulletin, with a further 5% released 6 months from the Exchange Bulletin, 10% released 12 months from the Exchange Bulletin, 10% released 18 months from the Exchange Bulletin, 15% released 24 months from the Exchange Bulletin, 15% released 30 months from the Exchange Bulletin, and 40% released 36 months from the Exchange Bulletin.

Seed Share Resale Restriction Escrow

To the knowledge of the Resulting Issuer, based on the Exchange’s analysis, certain “seed share resale restrictions” will be applicable to the Resulting Issuer Shares held by non “principals” (as defined in the policies of the Exchange) of the Resulting Issuer. An aggregate of 23,779,333 Resulting Issuer Shares proposed to be issued to PNR Shareholders in exchange for PNR Shares under the Transaction are expected to be subject to the Exchange’s seed share resale matrix under Exchange Policy 5.4. No Resulting Issuer Shares of the current NAN Shareholders are subject to seed share resale restrictions.

The following table sets out, on a non-diluted basis, as of the date of this Filing Statement and to the knowledge of the Resulting Issuer, the details of the seed share resale restrictions after giving effect to the Transaction:

	Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction
Designation of Class	Number of Resulting Issuer Shares subject to Seed Share Resale Restrictions	Percentage of class	Number of Resulting Issuer Shares subject to Seed Share Resale Restrictions		Percentage of class
Resulting Issuer Shares(1)	—	—-	2,298,158	(1)	2.0%
Resulting Issuer Shares(2)	—	—	21,481,175	(2)	19.0%

Notes:

(1)	The 2,298,158 Resulting Issuer Shares issued to PNR Shareholders pursuant to the Transaction who are non-principals are subject to a 4-month restriction, with 20% to be released at the Closing of the Transaction, and 20% released each month thereafter.
(2)	The 21,481,175 Resulting Issuer Shares issued to PNR Shareholders pursuant to the Transaction who are non-principals are subject to the Tier 2 Value Security Escrow. As such, these escrowed Resulting Issuer Shares will be subject to a 36 month escrow period, with ten percent (10%) to be released at the time of the Exchange Bulletin, and a further 15% being released every 6 months following the Exchange Bulletin.

Auditor(s), Transfer Agent(s) and Registrar(s)

Auditor

If the Transaction is successfully completed, NAN’s current auditor, being Dale Matheson Carr-Hilston LaBonte LLP, Chartered Professional Accountants, which is located at 1500-1140 West Pender St., Vancouver, British Columbia, Canada, V6E 4G1, will be the Resulting Issuer’s auditor.

Transfer Agent and Registrar

The Resulting Issuer’s transfer agent and registrar will be Computershare Investor Services Inc. which is located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Appendix “F”

Financial Statements of NAN

NAN Interim Financial Statements	F-2

NAN 2021 Annual Financial Statements	F-23

NAN 2020 Annual Financial Statements	F-59

F-1

UNAudited CONDENSED INTERIM Consolidated Financial Statements

For the quarter ended March 31, 2022

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

▪	Condensed Interim Consolidated Statements of Financial Position

▪	Condensed Interim Consolidated Statements of Comprehensive Loss

▪	Condensed Interim Consolidated Statements of Changes in Equity

▪	Condensed Interim Consolidated Statements of Cash Flows

▪	Notes to the unaudited Condensed Interim Consolidated Financial Statements

Consolidated Statements of Financial Position

(Unaudited, Expressed in thousands of Canadian dollars)

	Notes	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash		690	1,973
Receivables and other current assets	4	282	75
Due from related party	9	1,623	199
TOTAL CURRENT ASSETS		2,595	2,247

NON-CURRENT ASSETS
Equipment		15	16
Exploration and evaluation assets	5	39,174	39,099
Investment	8, 9	186	321
TOTAL NON-CURRENT ASSETS		39,375	39,436
TOTAL ASSETS		41,970	41,683

LIABILITIES
Trade payables and accrued liabilities	6, 10	777	480
TOTAL LIABILITIES		777	480

EQUITY
Share capital - preferred	7	591	591
Share capital – common	7	93,970	93,451
Reserve	7	4,051	4,252
Deficit		(57,419)	(57,091)
TOTAL EQUITY		41,193	41,203
TOTAL LIABILITIES AND EQUITY		41,970	41,683

Nature of Operations (Note 1)

Commitments (Note 5 and 11)

Subsequent Events (Note 14)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on May 30, 2022

“signed”	“signed”
Keith Morrison Director	Douglas Ford Audit Committee Chair

2 | North American Nickel / Q1 2022

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in thousands of Canadian dollars)

	Notes	March 31, 2022	March 31, 2021
EXPENSES
General and administrative expenses	8, 9, 13	(241)	(262)
Property investigation	5	(12)	(1)
Amortization		(1)	(8)
Share-based payments	7	-	(837)
		(254)	(1,108)
OTHER ITEMS
Foreign exchange loss		(1)	-
Equity loss on investment	8	(135)	(17)
		(136)	(17)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(390)	(1,125)

Basic and diluted weighted average number of common shares outstanding		133,245,177	113,245,018

Basic and diluted loss per share		(0.00)	(0.01)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

3 | North American Nickel / Q1 2022

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
BALANCE DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

Net and comprehensive loss		-	-	-	-	(1,125)	(1,125)
Share capital issued through exercise of warrants	7	6,278,219	665	-	-	-	665
Share issue costs	7	-	(1)	-	-	-	(1)
Exercised warrants	7	-	243	-	(243)	-	-
Share-based payments	7				837		837
Expired warrants	7	-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(98)	98	-
BALANCE MARCH 31, 2021		116,111,867	90,534	591	2,592	(54,326)	39,391

BALANCE AT DECEMBER 31, 2021		131,204,627	93,451	591	4,252	(57,091)	41,203

Net and comprehensive loss		-	-	-	-	(390)	(390)
Share capital issued through exercise of warrants	7	2,665,404	380	-	-	-	380
Share issue costs	7	-	-	-	-	-	-
Value allocated to warrants	7	-	-	-	-	-	-
Exercised warrants	7	-	139	-	(139)	-	-
Expired warrants	7	-	-	-	-	-	-
Share-based payments	7	-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(62)	62	-
BALANCE AT MARCH 31, 2022		133,870,031	93,970	591	4,051	(57,419)	41,193

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

4 | North American Nickel / Q1 2022

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, Expressed in thousands of Canadian dollars)

	Three months ended
	March 31, 2022	March 31, 2021
OPERATING ACTIVITIES
Loss for the period	(390)	(1,125)
Items not affecting cash:
Amortization	1	8
Share-based payments	-	837
Equity loss on investment	135	17
Changes in working capital	(91)	117

Net cash used in operating activities	(345)	(146)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(48)	(59)
Investment	-	(51)
Loan to PNR	(1,270)	-
Net cash provided by (used in) investing activities	(1,318)	(110)

FINANCING ACTIVITIES
Share issuance costs	-	(1)
Proceeds from exercise of warrants and options	380	665
Net cash provided by financing activities	380	664

Change in cash for the period	(1,283)	408
Cash, beginning of the period	1,973	308
Cash, end of the period	690	716

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

4 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources (“Premium Nickel”). The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed Interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business and COVID-19 has delayed the Company’s ability to conduct major fieldwork on projects.

The condensed Interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 30, 2022. The related notes to the consolidated financial statements are presented in Canadian dollars except amounts in the tables are expressed in thousands of Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2021. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2022 could result in restatement of these condensed interim consolidated financial statements.

5 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2021.

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

3.	CHANGES IN ACCOUNTING POLICIES

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment did not result in any impact to the Company’s financial statements.

Accounting Standards and Amendments issued but not yet effective

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

6 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of March 31, 2022 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Sales taxes receivable	46	22
Prepaid expenses	62	53
Deferred RTO expenses	174	-
	282	75

5.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada		Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2021	318	246	5	46	626
Acquisition costs – cash	5	4	-	-	9
Impairment	-	-	-	-	-
Balance, March 31, 2022	323	250	5	46	635

Exploration
Balance, December 31, 2021	1,542	265	119	36,558	38,473
Administration	-	-	-	-	-
Drilling	-	-	-	-	-
Geology	4	4	2	10	20
Geophysics	-	-	-	1	1
Property maintenance	-	-	3	42	45
Infrastructure	-	-	-	-	-
Impairment	-	-	-	-	-
	4	4	5	53	66
Balance, March 31, 2022	1,546	269	124	36,611	38,539

Total, March 31, 2022	1,869	519	129	36,657	39,174

7 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada		Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Lingman Lake	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2020	308	238	42	14	46	648
Acquisition costs – cash	5	4	-	-	-	9
Balance, March 31, 2021	313	242	42	14	46	657

Exploration
Balance, December 31, 2020	1,529	252	142	13	36,519	38,455
Property maintenance	-	-	-	-	17	17
Drilling	-	-	-	-	11	11
Geology	3	3	10	-	11	27
Geophysics	-	-	1	-	-	1
	3	3	11	-	39	56
Balance, March 31, 2021	1,532	255	153	13	36,558	38,511
Total, March 31, 2021	1,845	497	195	27	36,604	39,168

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $5,000 during the three months period ended March 31, 2022 (March 31, 2021 - $5,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the three months period ended March 31, 2022, the Company incurred exploration expenditures totalling $3,953 (March 31, 2021 - $3,406) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $4,000 during three months period ended March 31, 2022 (March 31, 2021 - $4,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the three months period ended March 31, 2022, the Company incurred $3,953 (March 31, 2021 - $7,406) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26 and May 17, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario.

8 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

The Company had no minimum required exploration commitment for the years ended December 31, 2021 2020 and 2019 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and two one-year exclusions were granted as a result of the COVID-19 pandemic.

In April 2020, the Company applied for a one - year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM).  The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of approved exploration activity per claim unit must be reported to the Provincial Recording Office. Alternately, the Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims.  Work reports for 2020 were filed and total expenditures of $61,783 were approved on June 4, 2021.

During the three months period ended March 31, 2022, the Company incurred $4,799 (March 31, 2021 - $10,993) in exploration and license related expenditures on the Quetico Property.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2021, management believed that facts and circumstances existed to suggest that the carrying amount of Quetico claims exceeded its recoverable amount. As a result, management determined the Quetico claims should be impaired by $71,466 and its recoverable amount was reduced to $124,348 at the end of December 31, 2021.

Loveland Nickel (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration included acquisition costs of $1,525,000 in cash and the issuance of 300,000 common shares. During the year ended December 31, 2019, the Company paid $25,000 and issued 300,000 common shares at a fair value of $51,000. Exploration expenditures of $4,500,000 were to be incurred over a period ending September 25, 2024.

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2020 - $Nil) during the year ended December 31, 2021. As at December 31, 2021, management elected not to proceed with further exploration on the property. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2021, totalling $27,657.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

9 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the three months period ended March 31, 2021, the Company spent in aggregate of $53,088 (March 31, 2021 - $38,304 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2021, the Company spent in aggregate of $133,772 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued was based on the current best estimate of restoration activities that would be required on the Maniitsoq Property. The Company’s provision for future cleanup was based on the level of known disturbance at the reporting date and known requirements. It was not possible to estimate the impact on operating results, if any, and the actual amount of any economic outflow related to this obligation is dependent upon future events and cannot be reliably measured. The Company fulfilled the obligation during the year ended December 31, 2021 and recorded provision recovery of $94,606 since the actual costs incurred were lower than the provision. IFRS 6 requires management to assess the exploration and evaluation assets for impairment. No facts or circumstances existed at December 31, 2021 and December 31, 2020 to suggest impairment on the Maniitsoq property. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provided for renewal of the Sulussugut License until 2020.

During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until December 31, 2022.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. As of December 31, 2021, the Company has spent $56,367,505 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2021 and available credits of DKK 285,866,733 (approximately $57,026,697) at the end of December 31, 2021. During the year ended December 31, 2021, the Company had approved exploration expenditures of DKK 1,921,180 (approximately $384,236). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the three months period ended March 31, 2022, the Company spent a total of $42,206 (March 31, 2021 - $26,665) in exploration and license related expenditures on the Sulussugut License.

10 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

During the year ended December 31, 2021, the Company spent a total of $104,538 (December 31, 2020 - $117,756) in exploration and license related expenditures on the Sulussugut License and recorded a $54,556 camp site cleanup provision recovery.

To December 31, 2021 and 2020, the Company has completed all obligations with respect to required reduction of the area of the license.

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2021, the Company received a license extension, which provides for a renewal period until December 31, 2023.

The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2021, the Company has not used the procedure for the license.

The Company had no minimum required exploration commitment for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $5,221,333 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credit of DKK 30,515,237 (approximately $6,087,393). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the three months period ended March 31, 2022, the Company spent a total of $9,885 in exploration and license related expenditures (March 31, 2021 - $10,566).

During the year ended December 31, 2021, the Company spent a total of $21,755 (December 31, 2020 - $19,424) in exploration and license related expenditures and recorded a $26,700 camp site cleanup provision recovery.

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until 2024.

The Company had no minimum required exploration obligation for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $1,511,400 on exploration costs for the Carbonatite License. To December 31, 2021, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,577,191 (approximately $2,110,012). The credit available from each year may be carried forward 3 years plus a 1-year extension and expire between December 31, 2023 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the three months period ended March 31, 2022, the Company spent a total of $997 in exploration and license related expenditures (March 31, 2021 - $1,073).

During the year ended December 31, 2021, the Company spent a total of $7,083 (December 31, 2020 - $6,527) in exploration and license related expenditures and recorded a $13,350 camp site cleanup provision recovery.

11 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900). There were $396 exploration related costs incurred during the year ended December 31, 2021 (December 31, 2020 - $Nil).

There were no exploration related costs incurred during the three months period ended March 31, 2022 and March 31, 2021.

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a project opportunity in the high Atlas Mountains of Morocco. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, three of the five permits were awarded to the Company with the decision on the fourth and fifth permit pending.

During the three months period ended March 31, 2022, the Company spent a total of $12,393 (March 31, 2021 - $1,287). in exploration and license related expenditures on the project and recorded it as property investigation expense in the condensed interim consolidated statements of comprehensive loss.

During the year ended December 31, 2021, the Company spent a total of $26,652 (December 31, 2020 – $31,630) on the project and recorded it as property investigation expense in the consolidated statements of comprehensive loss.

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Trade payables	696	401
Amounts due to related parties (Note 9)	46	33
Accrued liabilities	35	46
	777	480

7.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

2022

During the three months period ended March 31, 2022, the Company issued 2,665,404 common shares and received $379,563 in proceeds from the exercise of 2,665,404 warrants. During the three months period ended March 31, 2021, the Company issued 6,278,219 common shares and received $665,135 in proceeds from the exercise of 6,278,219 warrants.

As at March 31, 2022, the Company has 133,870,031 common shares issued and outstanding, (March 31, 2021 - 116,111,867).

12 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

2021

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,641,675 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options. There were no warrants or options exercised during the year ended December 31, 2020.

As at December 31, 2021, the Company has 131,204,627 common shares issued and outstanding, (December 31, 2020 – 109,833,648).

On April 20, 2021 the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the "Units") at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,760. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant ("Warrant") of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the "Finders"): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $65,830, and (ii) a number of common share purchase warrants (the "Finder Warrants") equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 274,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

The Company allocated a $464,493 fair value to the warrants issued in conjunction with the private placement and $30,735 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 1.5 years, expected dividend yield of 0%, a risk-free interest rate of 0.29% and an expected volatility of 132%.

b)	Preferred shares issued and outstanding

As at March 31, 2022 and March 31, 2021 there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

13 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

c)	Warrants

A summary of common share purchase warrants activity during the three months period ended March 31, 2022 is as follows:

	March 31, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	16,082,825	0.15	25,715,742	0.11
Issued	-	-	4,419,620	0.35
Exercised	(2,665,404)	0.14	(12,580,314)	0.13
Cancelled / expired	-	-	(1,472,223)	0.25
Outstanding, end of year	13,417,421	0.16	16,082,825	0.15

At March 31, 2022, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
8,871,817	[1]	August 13, 2022	0.09	0.24
1,076,067	[1]	August 31, 2022	0.09	0.03
3,469,537		April 16, 2023	0.35	0.26
13,417,421				0.53

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2021, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

The average share price at the dates the finders’ warrants were exercised was $0.34.

(d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the three months period ended March 31, 2022 is as follows:

	March 31, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	15,054,597	0.27	7,978,725	0.17
Issued	-	-	8,178,972	0.37
Exercised	-	-	(500,000)	0.22
Cancelled / expired	(75,625)	1.20	(603,100)	0.31
Outstanding, end of year	14,978,972	0.27	15,054,597	0.27

There were no incentive stock options granted during the three months period ended March 31, 2022.

14 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

During the three months period ended March 31, 2021, the Company granted an aggregate total of 3,185,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable at $0.32 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the period ended March 31, 2021 amounted to $837,444 and was recorded as a share-based payment expense.

During the year ended December 31, 2021, the Company granted an aggregate total of 8,178,972 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 3,185,000 options at $0.32 per share and 4,993,972 options at $0.40 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2021 amounted to $2,530,706 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the year ended December 31, 2021 is $0.31 per option.

The fair value of stock options granted and vested during the periods ended March 31, 2022 and 2021 was calculated using the following assumptions:

	March 31, 2022	March 31, 2021
Expected dividend yield	-	0%
Expected share price volatility	-	127.83%
Risk free interest rate	-	0.93%
Expected life of options	-	5 years

Details of options outstanding as at March 31, 2022 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
5,800,000	5,800,000	February 24, 2025	0.16	1.13
1,200,000	1,200,000	August 19, 2025	0.09	0.27
2,985,000	2,985,000	February 25, 2026	0.32	0.78
4,993,972	4,993,972	October 25, 2026	0.40	1.52
14,978,972	14,978,972			3.70

d)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the three months period ended March 31, 2022, the Company transferred $61,676 (March 31, 2021 - $97,953) to deficit for expired options and transferred $138,662 (March 31, 2021 - $242,901) to common share capital for exercised warrants.

During the three months period ended March 31, 2022, the Company recorded $Nil of share-based payments to reserves (March 31, 2021 - $837,444).

8.	INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel. Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring several of the assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

15 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial common share certificate and Warrant were issued during the year ended December 31, 2020. To December 31, 2020, the Company subscribed for an additional 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. As of December 31, 2020 the underlying common shares were Restricted. During year ended December 31, 2021, the Company invested an additional $441,446 and as of December 31, 2021, the Company held a 10% equity interest in Premium Nickel (December 31, 2020 – 11.01%)

As of March 31, 2022, the Company was providing the corporate management and technical expertise to Premium Nickel on a contractual basis, had two directors representing the Company on the Board, who were actively participating in the day-to-day activities of Premium Nickel and actively contributing to Premium Nickel’s financial and operational strategies. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting for the investment.

Premium Nickel’s financial information at March 31, 2022 was net assets of $16,423,840 which was comprised primarily of BCL assets and cash, and a total comprehensive loss of $1,343,634 was recorded for the three months period ended March 31, 2022.

Details of the Company’s investment at March 31, 2022 is as follows:

Investment
Balance, December 31, 2021	321
Investment	-
Share of loss of Premium Nickel	(135)

Total	186

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the development stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the three months period ended March 31, 2022, pursuant to the Services Agreement, the Company charged Premium Nickel $473,797 (March 31, 2021 - $161,639) for services and charged $8,650 in administrative fees, received $320,367 (March 31, 2021 – $162,587) and recorded $1,622,575 in due from Premium Nickel (March 31, 2021 - $75,725) including the promissory note receivable of $1,270,000. Subsequent to March 31, 2022, the Company received the $1,622,575 in full from Premium Nickel.

16 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 6):

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Directors and officers of the Company	46	28
Related company	-	5
Total	46	33

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advance represent as well as the investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Due from related party	1,623	199
Investment	186	321

Total	1,809	520

(a)	Related party transactions

2022

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of March 31, 2022, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of March 31, 2022, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	March 31, 2021
Management fees – expensed	163	183
Share-based payments	-	621
Total	163	804

17 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended March 31, 2022 and 2021 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	March 31, 2021
(Increase) in due from related party	(154)	(22)
(Increase) in prepaid expenses	(9)	(15)
(increase) in Sales tax receivable and deferred RTO expense	(198)	(5)
Increase in trade payables and accrued liabilities	270	159
Total changes in working capital	(91)	117

During the three months period ended March 31, 2022, the Company:

i)	transferred $44,144 from reserve to deficit;

ii)	Transferred $138,662 from reserve to common share capital;

iii)	recorded $86,569 as the net change for accrued exploration and evaluation expenditures;

During the three months period ended March 31, 2021, the Company:

i)	transferred $97,953 from reserve to deficit;

ii)	Transferred $242,901 from reserve to common share capital;

iii)	recorded $5,568 as the net change for accrued exploration and evaluation expenditures;

iv)	Reclassed $50,000 from advance to investment in PNR.

11.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $19,106 per month effective January 1, 2020 and $30,951 per month effective June 2018 up to December 31, 2019.

Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

18 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 6). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Equipment
Canada	4	4
Greenland	11	12
Total	15	16

	March 31, 2022	December 31, 2021
Exploration and evaluation assets
Canada	2,517	2,495
Greenland	36,657	36,604
Total	39,174	39,099

13.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	March 31, 2021
Consulting fees	57	76
Filing fees	11	14
General office expenses	31	17
Investor relations	28	16
Management fees	93	126
Professional fees	21	13
Total	241	262

14.	SUBSEQUENT EVENTS

a)	Further to the announcement made on February 17, 2022, the Company announced on April 26, 2022 that it had entered into a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of the reverse takeover transaction (the "RTO"), pursuant to which PNR would "go-public" by way of a reverse takeover of NAN.

References to the "Resulting Issuer" are to NAN after the closing of the RTO. As certain directors and officers of NAN are also directors and officers of PNR, the Amalgamation Agreement is considered a "Non-Arm's Length" agreement pursuant to the policies of the TSX Venture Exchange (the "Exchange"). On April 25, 2022, NAN, PNR and 1000178269 Ontario Inc. ("NAN Subco"), a wholly-owned subsidiary of NAN incorporated under the Business Corporations Act (Ontario) (the "OBCA"), entered into the Amalgamation Agreement, which provides for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the OBCA to form one corporation ("Amalco"), (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer Shares (as defined herein) for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement) (the "Exchange Ratio"), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

b)	Pursuant to a promissory note loan agreement entered on March 3, 2022, whereby Premium Nickel borrowed US $1,000,000 from the Company and promised to pay back the loan in full on the maturity date, being April 30, 2022, PNR paid in full the principal amount and interest accruing at 10% per annum. In addition, PNR paid the Company a lender fee being 3% of the principal amount.

19 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

c)	On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

d)	Pursuant to an Agency Agreement dated April 28, 2022, the Company announced that it had closed the Offering of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt , including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640. Paradigm Capital Inc. acted as lead agent and sole bookrunner of the Offering (the "Lead Agent"), on behalf of a syndicate of agents that included INFOR Financial Inc. (together with the Lead Agent, the "Agents").

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into one common share of the Company, on a one-for-one basis, upon satisfaction of the Escrow Release Conditions as defined,subject to adjustment in certain events.

The Subscription Receipts and the underlying common shares of the Company that are issuable following the satisfaction of the Escrow Release Conditions will be subject to a statutory hold period expiring four months and one day from the closing date of the Offering (the "Closing Date") in accordance with applicable Canadian securities laws.

Subject to the satisfaction of the Escrow Release Conditions as defined, the net proceeds from the Offering will be used to fund exploration and development, working capital and for general corporate purposes.

20 | North American Nickel / Q1 2022

Consolidated Financial Statements

For the year ended December 31, 2021

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

▪	Consolidated Statements of Financial Position

▪	Consolidated Statements of Comprehensive Loss

▪	Consolidated Statements of Changes in Equity

▪	Consolidated Statements of Cash Flows

▪	Notes to the Consolidated Financial Statements

Management responsibility for financial reporting

The consolidated financial statements, and the notes thereto, of North American Nickel Inc., and its subsidiary have been prepared by management in accordance with International Financial Reporting Standards ("IFRS"). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management, in discharging these responsibilities, maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, only valid and authorized transactions are executed and accurate, timely and comprehensive financial information is prepared. However, any system of internal controls over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors, principally through the Audit Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfils its financial reporting responsibilities.

The consolidated financial statements have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, Licensed Public Accountants, who were appointed by the shareholders to examine the consolidated financial statements and provide an independent auditor’s opinion thereon. The report of the independent registered public accounting firm outlines the scope of their examination and their opinion on the consolidated financial statements. Dale Matheson Carr-Hilton LaBonte LLP has full and free access to the Board of Directors.

"signed" Keith Morrison President and Chief Executive Officer	"signed" Sarah Zhu Chief Financial Officer
April 25, 2022

1 | North American Nickel / YEAR END 2021

Report of Independent Registered Public Accounting Firm (PCAOB ID1173)

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and (that): (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

2 | North American Nickel / YEAR END 2021

Critical Audit Matter	How the Matter was Addressed in the Audit

Valuation of exploration and evaluation assets

Refer to Note 6 – Exploration and Evaluation Assets

The principal considerations for our determination that performing procedures relating to the valuation of the exploration and evaluation asset is a critical audit matter is due to the high degree of judgment management made to assess whether indicators of impairment exist on the Company’s exploration and evaluation assets, specifically, related to the Company’s ability and intention to continue to explore the exploration and evaluation assets. As a result, a high degree of auditor effort was involved when performing procedures to evaluate whether management appropriately identified impairment indicators.

The matter was addressed as follows -

•    Obtained an understanding of key controls associated with evaluating exploration and evaluation assets for indicators of impairment.

•    Assessed management’s conclusions and internal and external factors that may be considered indicators of impairment and compared these to management’s assessment of impairment.

•     Assessed the Company’s right to perform exploration activities on its exploration and evaluation assets, including that the rights are in good standing.

•      Evaluated the Company’s ability and intent to undertake significant exploration activity on its exploration and evaluation assets.

•      Evaluated the associated disclosures in the consolidated financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005

Vancouver, Canada

April 25, 2022

3 | North American Nickel / YEAR END 2021

Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars)

	Notes	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash		1,973	308
Receivables and other current assets	4	75	59
Due from related party	9	199	55
TOTAL CURRENT ASSETS		2,247	422

NON-CURRENT ASSETS
Equipment	5	16	21
Exploration and evaluation assets	6	39,099	39,103
Advance	9	-	50
Investment	9,10	321	48
TOTAL NON-CURRENT ASSETS		39,436	39,222
TOTAL ASSETS		41,683	39,644

LIABILITIES
Trade payables and accrued liabilities	7, 10	480	362
Provision for restoration obligation	6, 12	-	267
TOTAL LIABILITIES		480	629

EQUITY
Share capital - preferred	8	591	591
Share capital – common	8	93,451	89,627
Reserve	8	4,252	2,096
Deficit		(57,091)	(53,299)
TOTAL EQUITY		41,203	39,015
TOTAL LIABILITIES AND EQUITY		41,683	39,644

Nature of Operations (Note 1)

Commitments (Note 6 and 12)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 25, 2022

“signed”	“signed”
Keith Morrison Director	Douglas Ford Audit Committee Chair

4 | North American Nickel / YEAR END 2021

Consolidated Statements of Comprehensive Loss (Expressed in thousands of Canadian dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
EXPENSES
General and administrative expenses	9, 10, 17	(1,159)	(1,238)	(2,145)
Property investigation	6	(26)	(47)	(214)
Amortization	5	(5)	(7)	(12)
Share-based payments	8	(2,531)	(969)	-
		(3,721)	(2,261)	(2,371)
OTHER ITEMS
Interest income		-	-	26
Reversal of flow-through share premium	8	-	89	-
Impairment of exploration and evaluation assets	6	(99)	(438)	(26,510)
Foreign exchange loss		(7)	(1)	(4)
Equity loss on investment	9	(169)	(130)	-
		(275)	(480)	(26,488)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(3,996)	(2,741)	(28,859)

Basic and diluted weighted average number of common shares outstanding		122,376,897	96,521,169	79,152,786

Basic and diluted loss per share		(0.03)	(0.03)	(0.36)

The accompanying notes are an integral part of these Consolidated Financial Statements.

5 | North American Nickel / YEAR END 2021

Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
BALANCE DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss		-	-	-	-	(28,859)	(28,859)
Share capital issued through private placement	8	9,597,931	1,728	-	-	-	1,728
Share issue costs	8	-	(344)	-	-	-	(344)
Flow-through share premium	8	-	(89)	-	-	-	(89)
Share capital issued as earn-in	8	300,000	51	-	-	-	51
Value allocated to warrants	8	-	(287)	-	287	-	-
Expired warrants	8	-	-	-	(2,080)	(2,080)	-
Forfeited/expired options	8	-	-	-	(1,781)	1,781	-
BALANCE DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431

Net and comprehensive loss						(2,741)	(2,741)
Share capital issued through private placement	8	21,142,857	1,480	-	-	-	1,480
Share issue costs	8	-	(124)	-	-	-	(124)
Value allocated to warrants	8	-	(735)	-	735	-	-
Expired warrants	8	-	-	-	(2,572)	2,572	-
Share-based payments	8	-	-	-	969	-	969
Forfeited/expired options	8	-	-	-	(1,211)	1,211	-
BALANCE AT DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

Net and comprehensive loss		-	-	-	-	(3,996)	(3,996)
Share capital issued through private placement	8	8,290,665	1,990	-	-	-	1,990
Share issue costs	8	-	(90)	-	-	-	(90)
Value allocated to warrants	8	-	(495)	-	495	-	-
Exercised options	8	500,000	112	-	-	-	112
Exercised options fair value	8	-	92		(92)	-	-
Exercised warrants	8	12,580,314	1,641	-	-	-	1,641
Exercised warrants	8	-	574	-	(574)	-	-
Expired warrants	8	-	-	-	(106)	106	-
Share-based payments	8	-	-	-	2,531	-	2,531
Forfeited/expired options	8	-	-	-	(98)	98	-
BALANCE AT DECEMBER 31, 2021		131,204,627	93,451	591	4,252	(57,091)	41,203

The accompanying notes are an integral part of these Consolidated Financial Statements.

6 | North American Nickel / YEAR END 2021

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
OPERATING ACTIVITIES
Loss for the year	(3,996)	(2,741)	(28,859)
Items not affecting cash:
Amortization	5	7	12
Share-based payments	2,531	969	-
Interest income	-	-	(26)
Reversal of flow-through share premium	-	(89)	-
Impairment of exploration and evaluation assets	99	438	(26,510)
Equity loss on investment	169	130	-
Changes in working capital	(282)	(46)	11
Other:
Interest received	-	-	36
Net cash used in operating activities	(1,474)	(1,332)	(2,316)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(122)	(635)	(780)
Short-term investments	-	-	2,500
Investment	(392)	(121)	-
Advance	-	(50)	(24)
Purchase equipment	-	-	(5)
Net cash provided by (used in) investing activities	(514)	(806)	1,691

FINANCING ACTIVITIES
Proceeds from issuance of common shares	1,990	1,472	1,728
Share issuance costs	(90)	(124)	(344)
Proceeds from exercise of warrants and options	1,753	-	-
Net cash provided by financing activities	3,653	1,348	1,384

Change in cash for the year	1,665	(790)	759
Cash, beginning of the year	308	1,098	339
Cash, end of the year	1,973	308	1,098

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these Consolidated Financial Statements.

7 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources (“Premium Nickel”). The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business and COVID-19 has delayed the Company’s ability to conduct major fieldwork on projects.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 25, 2022. The related notes to the consolidated financial statements are presented in Canadian dollars except amounts in the tables are expressed in thousands of Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

(b)	Basis of Preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements and, are disclosed in Note 3.

8 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

(c)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015.

Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d) Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the consolidated statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the consolidated statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(e) Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are generally recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of an interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

9 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the consolidated statement of comprehensive loss/income.

(f) Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

(g) Impairment of assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent the loss reverses gains previously recognized in other comprehensive loss/income.

(h) Financial instruments

In accordance with IFRS 9, the Company’s accounting policy is as follows:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

10 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/ liability	Classification
Cash	FVTPL
Other receivable	Amortized cost
Trade payables	Amortized cost
Advance	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Investments are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred the financial asset and the transfer qualifies for derecognition.

Financial liabilities

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statement of comprehensive loss.

(i) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

11 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

(j) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”). Upon renouncement by the Company of the tax benefits associated with the related expenditures, a flow-through share premium liability is recognized and the liability will be reversed as eligible expenditures are made. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability.

(k) Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

12 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also recognized over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

(l) Share capital

The Company’s common shares, preferred shares and share warrants shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

(m) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the period is disclosed separately as flow- through share proceeds, if any.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

(n) Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

13 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%
Computer equipment	55%

(o) Equity investment

Investments in entities over which the Company has a significant influence, but not control, are accounted for by the equity method, whereby the original cost of the investment is adjusted for the Company’s proportionate share of the investee’s income or loss. When the Company’s equity investee issues its own shares to outside interest, a dilution gain or loss arises as a result of the difference between the Company’s proportionate share of the proceeds and the carrying value of the underlying equity. When net accumulated losses from an equity accounted investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee.

(p) Accounting standards and amendments issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

14 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets with a carrying value of $39,099,000 at December 31, 2021, is dependent upon the Company's ability to obtain the necessary financing and permits to complete the development and commence profitable production at its projects, or alternatively, upon the Company's ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets. During the year ended December 31, 2021, the Company recorded write-off of its Quetico claims of $71,466 and Lingman Lake of $27,657. During the year ended December 31, 2020, the Company recorded a write- off of its Loveland Nickel property of $437,897.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company has restoration obligations at December 31, 2021 of $Nil (December 31, 2020 - $267,000) related to its Greenland exploration and evaluation asset.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 8 of the consolidated financial statements contain further details of significant assumptions applied to these areas of estimation.

(d) Going Concern

Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

(e) Equity investment

Management determines its ability to exercise significant influence over an investee by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policymaking processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of essential technical information and operating involvement.

At December 31, 2021, the Company’s percentage holding in its private investee was 10%, with significant influence over the private investee and has used the equity method of accounting for this investment.

15 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2021 and 2020 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Sales taxes receivable	22	23
Prepaid expenses	53	36
	75	59

5.	EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2021 and 2020:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2019, 2020 and 2021	67	15	136	218

Accumulated Amortization
Balance – December 31, 2019	48	12	130	190
Amortization	4	1	2	7
Balance – December 31, 2020	52	13	132	197
Amortization	3	1	1	5
Balance – December 31, 2021	55	14	133	202

Carrying Amount
As at December 31, 2020	15	2	4	21
As at December 31, 2021	12	1	3	16

16 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Loveland Nickel (Enid Creek)	Lingman Lake	Section 35 Property	Maniitsoq Property	Total

Acquisition
Balance, December 31, 2019	298	230	42	83	14	11	42	720
Acquisition costs	10	8	-	-	-	-	4	22
Impairment	-	-	-	(83)	-	-	-	(83)
Balance, December 31, 2020	308	238	42	-	14	11	46	659
Acquisition costs – cash	10	8	-	-	-	-	-	18
Impairment	-	-	(37)	-	(14)	-	-	(51)
Balance, December 31, 2021	318	246	5	-	-	11	46	626

Exploration
Balance, December 31, 2019	1,498	233	39	33	13	(11)	36,108	37,913
Administration	2	1	-	-	-	-	9	12
Property maintenance	6	5	1	-	-	-	25	37
Drilling	-	-	5	167	-	-	43	215
Geology	21	13	69	83	-	-	56	242
Geophysics	2	-	28	72	-	-	3	105
Helicopter charter aircraft	-	-	-	-	-	-	8	8
Camp site cleanup	-	-	-	-	-	-	267	267
Impairment	-	-	-	(355)	-	-	-	(355)
	31	19	103	(33)	13	-	411	531
Balance, December 31, 2020	1,529	252	142	-	13	-	36,519	38,445
Administration	-	-	-	-	-	-	7	7
Drilling	-	-	-	-	-	-	42	42
Geology	12	12	10	-	-	-	55	89
Geophysics	-	-	1	-	-	-	-	1
Property maintenance	1	1	1	-	-	-	17	20
Infrastructure	-	-	-	-	-	-	13	13
Camp site cleanup	-	-	-	-	-	-	(95)	(95)
Impairment	-	-	(35)	-	(13)	-	-	(48)
	13	13	(23)	-	-	-	39	28
Balance, December 31, 2021	1,542	265	119	-	-	-	36,558	38,473

Total, December 31, 2020	1,837	490	184	-	27	-	36,565	39,103
Total, December 31, 2021	1,860	511	124	-	-	-	36,604	39,099

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $10,000 during the year ended December 31, 2021 (December 31, 2020 - $10,000). The total of the advances will be deducted from any payments to be made under the NSR.

17 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

During the year ended December 31, 2021, the Company incurred acquisition and exploration expenditures totalling $22,732 (December 31, 2020 - $41,004) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $8,000 during the year ended December 31, 2021 (December 31, 2020 - $8,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2021, the Company incurred $20,732 (December 31, 2020 - $27,317) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26 and May 17, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario.

The Company had no minimum required exploration commitment for the years ended December 31, 2021 2020 and 2019 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and two one-year exclusions were granted as a result of the COVID-19 pandemic.

In April 2020, the Company applied for a one - year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM).  The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of approved exploration activity per claim unit must be reported to the Provincial Recording Office. Alternately, the Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims.  Work reports for 2020 were filed and total expenditures of $61,783 were approved on June 4, 2021.

During the year ended December 31, 2021, the Company incurred $11,668 (December 31, 2020 - $102,715) in exploration and license related expenditures on the Quetico Property.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2021, management believed that facts and circumstances existed to suggest that the carrying amount of Quetico claims exceeded its recoverable amount. As a result, management determined the Quetico claims should be impaired by $71,466 and its recoverable amount was reduced to $124,348 at the end of December 31, 2021.

Loveland Nickel (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration included acquisition costs of $1,525,000 in cash and the issuance of 300,000 common shares. During the year ended December 31, 2019, the Company paid $25,000 and issued 300,000 common shares at a fair value of $51,000. Exploration expenditures of $4,500,000 were to be incurred over a period ending September 25, 2024.

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

18 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2020 - $Nil) during the year ended December 31, 2021. As at December 31, 2021, management elected not to proceed with further exploration on the property. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2021, totalling $27,657.

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease required annual rental fees.

At the end of the fiscal year 2019, management of the Company made a decision to relinquish the mineral lease. As a result, all cumulative exploration related costs of $11,393 were written-off as at December 31, 2019. The Company applied and received approval for a refund of a $13,016 (US $10,000) reclamation deposit held by the Department of Natural Resources in Michigan. The reclamation deposit was received during the year ended December 31, 2020.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the year ended December 31, 2021, the Company spent in aggregate of $133,772 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued was based on the current best estimate of restoration activities that would be required on the Maniitsoq Property. The Company’s provision for future cleanup was based on the level of known disturbance at the reporting date and known requirements. It was not possible to estimate the impact on operating results, if any, and the actual amount of any economic outflow related to this obligation is dependent upon future events and cannot be reliably measured. The Company fulfilled the obligation during the year ended December 31, 2021 and recorded provision recovery of $94,606 since the actual costs incurred were lower than the provision.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. No facts or circumstances existed at December 31, 2021 and December 31, 2020 to suggest impairment on the Maniitsoq property. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

19 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provided for renewal of the Sulussugut License until 2020.

During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until December 31, 2022.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. As of December 31, 2021, the Company has spent $56,367,505 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2021 and available credits of DKK 285,866,733 (approximately $57,026,697) at the end of December 31, 2021. During the year ended December 31, 2021, the Company had approved exploration expenditures of DKK 1,921,180 (approximately $384,236). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the year ended December 31, 2021, the Company spent a total of $104,538 (December 31, 2020 - $117,756) in exploration and license related expenditures on the Sulussugut License and recorded a $54,556 camp site cleanup provision recovery.

To December 31, 2021 and 2020, the Company has completed all obligations with respect to required reduction of the area of the license.

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2021, the Company received a license extension, which provides for a renewal period until December 31, 2023.

The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2021, the Company has not used the procedure for the license.

The Company had no minimum required exploration commitment for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $5,221,333 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credit of DKK 30,515,237 (approximately $6,087,393). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the year ended December 31, 2021, the Company spent a total of $21,755 (December 31, 2020 - $19,424) in exploration and license related expenditures and recorded a $26,700 camp site cleanup provision recovery.

20 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until 2024.

The Company had no minimum required exploration obligation for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $1,511,400 on exploration costs for the Carbonatite License. To December 31, 2021, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,577,191 (approximately $2,110,012). The credit available from each year may be carried forward 3 years plus a 1-year extension and expire between December 31, 2023 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the year ended December 31, 2021, the Company spent a total of $7,083 (December 31, 2020 - $6,527) in exploration and license related expenditures and recorded a $13,350 camp site cleanup provision recovery.

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900). There were $396 exploration related costs incurred during the year ended December 31, 2021 (December 31, 2020 - $Nil).

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a project opportunity in the high Atlas Mountains of Morocco. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, three of the five permits were awarded to the Company with the decision on the fourth and fifth permit pending.

During the year ended December 31, 2021, the Company spent a total of $26,652 (December 31, 2020 – $31,630) on the project and recorded it as property investigation expense in the consolidated statements of comprehensive loss.

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Trade payables	401	290
Amounts due to related parties (Note 10)	33	28
Accrued liabilities	46	44
	480	362

21 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

8.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

2021

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,641,675 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options. There were no warrants or options exercised during the year ended December 31, 2020.

As at December 31, 2021, the Company has 131,204,627 common shares issued and outstanding, (December 31, 2020 – 109,833,648).

On April 20, 2021 the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the "Units") at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,760. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant ("Warrant") of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the "Finders"): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $65,830, and (ii) a number of common share purchase warrants (the "Finder Warrants") equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 274,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

The Company allocated a $464,493 fair value to the warrants issued in conjunction with the private placement and $30,735 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 1.5 years, expected dividend yield of 0%, a risk-free interest rate of 0.29% and an expected volatility of 132%.

2020

On August 13, 2020, the Company closed the first tranche of its non-brokered private placement equity financing consisting of 15,481,077 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $1,083,675. On August 31, 2020, the Company closed the second and final tranche of its non-brokered private placement equity financing consisting of 5,661,780 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $396,325. Each unit consists of one common share in the capital of the Company and one transferable common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.12 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the non-brokered private financing, the Company incurred total share issuance costs of $124,222. The Company issued an aggregate of 588,154 common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance.

22 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The Company allocated a $716,055 fair value to the warrants issued in conjunction with the private placement and $18,547 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.28% to 0.31% range and an expected volatility of 158% to 158.53% range.

2019

On October 24, 2019 the TSXV approved the filing of the earn in agreement for the Loveland Nickel Property. As a result, on December 9, 2019, the Company issued 300,000 common shares at fair value of $51,000 (note 6).

On December 18, 2019, the Company closed a non-brokered private placement equity financing of 7,373,265 units at a price of $0.18 and 2,224,666 flow-through common shares at a price of $0.18 and raised aggregate gross proceeds of $1,727,628. Each unit issued consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of 24 months from its date of issuance. All Securities issued pursuant to this offering were subject to a hold period which expired on April 19, 2020. The Company incurred total share issuance costs of $343,639. The Company allocated a $265,217 fair value to the warrants issued in conjunction with the private placement and $21,445 to 298,099 agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.73% and an expected volatility of 147.26%.

On issuance, the Company bifurcated the flow-through shares into i) a flow-through share premium of $88,987 that investors paid for the flow-through feature, which is recognized as a liability and; ii) share capital of $311,453. To December 31, 2020, the Company expended $400,440 (December 31, 2019 – $Nil) in eligible exploration expenditures and, accordingly, the flow-through liability was reduced to $Nil.

b)	Preferred shares issued and outstanding

As at December 31, 2021, December 31, 2020 and December 31, 2019 there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

23 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

c)	Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2021, December 31, 2020 and December 31, 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	25,715,742	0.11	15,651,397	0.96	25,797,283	1.20
Issued	4,419,620	0.35	21,731,011	0.09	3,984,731	0.25
Exercised	(12,580,314)	0.13	-	-	-	-
Cancelled / expired	(1,472,223)	0.25	(11,666,666)	1.20	(14,130,617)	1.20
Outstanding, end of year	16,082,825	0.15	25,715,742	0.11	15,651,397	0.96

At December 31, 2021, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
10,871,817	[1]	August 13, 2022	0.09	0.41
1,204,638	[1]	August 31, 2022	0.09	0.05
4,006,370		April 16, 2023	0.35	0.33
16,082,825				0.79

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2021, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

The average share price at the dates the finders’ warrants were exercised was $0.34.

24 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the years ended December 31, 2021, December 31, 2020 and December 31, 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	7,978,725	0.17	2,130,550	1.51	2,594,550	1.80
Issued	8,178,972	0.37	7,850,000	0.15	-	-
Exercised	(500,000)	0.22	-	-	-	-
Cancelled / expired	(603,100)	0.31	(2,001,825)	1.51	(464,000)	4.23
Outstanding, end of year	15,054,597	0.27	7,978,725	0.17	2,130,550	1.51

During the year ended December 31, 2021, the Company granted an aggregate total of 8,178,972 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 3,185,000 options at $0.32 per share and 4,993,972 options at $0.40 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2021 amounted to $2,530,706 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the year ended December 31, 2021 is $0.31 per option.

During the year ended December 31, 2020, the Company granted an aggregate total of 7,850,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 6,650,000 options at $0.16 per share and 1,200,000 options at $0.09 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2020 amounted to $969,391 and was recorded as a share-based payment expense.

There were no incentive stock options granted during the year ended December 31, 2019.

The fair value of stock options granted and vested during the years ended December 31, 2021, 2020 and 2019 was calculated using the following assumptions:

	December 31, 2021	December 31, 2020	December 31, 2019
Expected dividend yield	0%	0%	-
Expected share price volatility	126.4% - 127.8%	121.5% - 125%	-
Risk free interest rate	0.93% - 1.34%	0.39% - 1.21%	-
Expected life of options	5 years	5 years	-

25 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Details of options outstanding as at December 31, 2021 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
40,625	40,625	February 21, 2022*	1.20	0.00
35,000	35,000	February 28, 2023	1.20	0.00
5,800,000	5,800,000	February 24, 2025	0.16	1.22
1,200,000	1,200,000	August 19, 2025	0.09	0.29
2,985,000	2,985,000	February 25, 2026	0.32	0.83
4,993,972	4,993,972	October 25, 2026	0.40	1.61
15,054,597	15,054,597			3.95

*Subsequently expired, unexercised.

The average share price at the dates the options were exercised in 2021 was $0.485.

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2021, the Company transferred $203,865 (December 31, 2020 - $3,782,706) (December 31, 2019 - $3,860,656) to deficit for expired options and warrants and $666,478 to share capital for exercised warrants and options (December 31, 2020 and 2019 - $Nil).

During the year ended December 31, 2021, the Company recorded $2,530,706 (December 31, 2020 - $969,391) of share-based payments to reserves. There were no share-based payments during the year ended December 31, 2019.

9.	INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel. Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring several of the assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial common share certificate and Warrant were issued during the year ended December 31, 2020. To December 31, 2020, the Company subscribed for an additional 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. As of December 31, 2020 the underlying common shares were Restricted. During year ended December 31, 2021, the Company invested an additional $441,446 and as of December 31, 2021, the Company held a 10% equity interest in Premium Nickel (December 31, 2020 – 11.01%)

As of December 31, 2021, the Company was providing the corporate management and technical expertise to Premium Nickel on a contractual basis, had two directors representing the Company on the Board, who were actively participating in the day-to-day activities of Premium Nickel and actively contributing to Premium Nickel’s financial and operational strategies.. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting for the investment. Premium Nickel’s financial information at December 31, 2021 was net assets of $4,770,937 which was comprised primarily of cash, and a total comprehensive loss of $1,688,310 was recorded for the year ended December 31, 2021.

26 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Details of the Company’s investment at December 31, 2021 is as follows:

Investment
Balance, December 31, 2020	48
Reallocation of advance	50
Investment	392
Share of loss of Premium Nickel	(169)

Total	321

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the development stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the year ended December 31, 2021, pursuant to the Services Agreement, the Company charged Premium Nickel $2,370,444 (December 31, 2020 - $647,164) for services and charged, $42,315 (December 31, 2020 - $8,495) in administrative fees, received $2,225,589 (December 31, 2020 – $701,305) and recorded $199,145 in due from Premium Nickel (December 31, 2020 - $54,619). Subsequent to December 31, 2021, the Company received the $199,145 in full from Premium Nickel.

10.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Directors and officers of the Company	28	21
Related company	5	7
Total	33	28

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advance represent as well as the investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

27 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Due from related party	199	55
Advance	-	50
Investment	321	48

Total	520	153

(a)	Related party transactions

2021

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of December 31, 2021, Sentient beneficially owns 36,980,982 common shares, constituting approximately 28.19% of the currently issued and outstanding common shares of the Company.

As of December 31, 2021, CATL beneficially owns 22,944,444 common shares, constituting approximately 17.49% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

2020

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of December 31, 2020, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of December 31, 2020, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2020, the Company recorded $185,706 in fees charged by a legal firm in which the Company’s former chairman is a consultant.

2019

As of December 31, 2019, Sentient beneficially owns 36,980,982 common shares, constituting approximately 41.70% of the currently issued and outstanding common shares of the Company.

On December 18, 2019, CATL subscribed for a total of 2,944,444 units under a bought deal private placement financing transaction described in Note 9 for a total net proceeds of $530,000. As part of the subscription, CATL was granted 1,472,222 common share purchase warrants exercisable at $0.25 until December 18, 2021. As of December 31, 2019, CATL beneficially owns 22,944,444 common shares, constituting approximately 25.87% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2019, the Company recorded $370,127 (2018 - $174,224), (2017 - $244,285) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

28 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Geological consulting fees – expensed	-	5	136
Management fees – expensed	531	478	747
Salaries - expensed	-	182	185
Share-based payments	2,314	756	-
Total	2,845	1,421	1,068

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended December 31, 2021, 2020 and 2019 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
(Increase) decrease in due from related party	(143)	102	(126)
(Increase) decrease in prepaid expenses	(17)	7	3
(Decrease) increase in trade payables and accrued liabilities	(122)	(155)	134
Total changes in working capital	(282)	(46)	11

During the year ended December 31, 2021, the Company:

i)	transferred $203,865 from reserve to deficit;

ii)	recorded $67,532 as the net change for accrued exploration and evaluation expenditures;

iii)	recorded $94,606 provision recovery for restoration obligation;

iv)	reclassed $50,000 from advance to investment;

During the year ended December 31, 2020, the Company:

v)	transferred $3,782,706 from reserve to deficit;

vi)	recorded $6,506 as the net change for accrued exploration and evaluation expenditures;

vii)	recorded $267,000 as a provision for restoration obligation;

viii)	reclassed $24,000 from advance to investment;

ix)	offset $33,735 from due to related party to investment; and

x)	offset $7,500 in trade payables to proceeds from issuance of common stock.

During the year ended December 31, 2019, the Company:

i)	transferred $3,860,656 from reserve to deficit;

ii)	recorded $171,444 as the net change for accrued exploration and evaluation expenditures;

iii)	paid $51,000 as non-cash consideration for exploration and evaluation expenditures; and

iv)	recorded $88,987 of flow-through share premium liability.

29 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

12.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $19,106 per month effective January 1, 2020 and $30,951 per month effective June 2018 up to December 31, 2019.

Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

13.	RISK MANAGEMENT

The Company's exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rate.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2021 was 1.2794 USD to CAD, 1.4462 EUR to CAD and 0.1936 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $6,776 (2020 - $7,349) and $3,032 in USD currency (2020 - $1,798).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions. The credit risk associated with due from related party is low as it’s solely due from Premium Nickel and the outstanding amount was always settled within 30 days upon invoicing.

30 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company's contractual obligations as at December 31, 2021:

(All amounts in table are expressed in thousands of Canadian dollars)

As at December 31, 2021	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	480	-	-	480
	480	-	-	480

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to carry out the Company's exploration program and to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors' review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash.

(All amounts in table are expressed in thousands of Canadian dollars)

	As at December 31,
	2021	2020	2019
Equity	41,203	39,015	39,431
Current liabilities	480	629	608
	41,683	39,644	40,039
Cash	(1,973)	(308)	(1,098)
	39,710	39,336	38,941

31 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure the fair value.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable either directly or indirectly

Level 3 – Inputs that are not based on observable market data

Cash is measured using level 1.

15.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 6). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Equipment
Canada	4	6
Greenland	12	15
Total	16	21

	December 31, 2021	December 31, 2020
Exploration and evaluation assets
Canada	2,495	2,538
Greenland	36,604	36,565
Total	39,099	39,103

16.	INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

(All amounts in tables are expressed in thousands of Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Net loss	$(3,996)	$(2,741)
Statutory tax rate	27%	27%
Expected income tax recovery at the statutory tax rate	(1,079)	(740)
Permanent differences and other	479	222
Change in valuation allowance	600	518
Net deferred income tax recovery	$-	$-

32 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Exploration and evaluation assets	$7,209	$7,198
Loss carry-forwards	5,351	4,878
Share issuance costs	84	175
Cumulative eligible capital	-	34
Investment	81	35
Equipment	273	102
	13,022	12,422
Valuation allowance	(13,022)	(12,422)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2022	$-	$-	$-	$227
2023	-	-	-	112
2024	-	-	-	43
2030	696	-	-	18
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637	-	-	-
2038	2,656	-	-	-
2039	2,583	-	-	-
2040	1,682	-	-	-
2041	1,503	-	-	-
No expiry	-	58	65,799	-
	$19,604	$58	$65,799	400

17.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Consulting fees	327	194	286
Filing fees	51	43	94
General office expenses	105	74	220
Investor relations	149	54	32
Management fees	433	467	745
Professional fees	94	158	182
Salaries and benefits	-	248	586
Total	1,159	1,238	2,145

33 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

18.	SUBSEQUENT EVENTS

a)	On February 17, 2022, the Company announced that it has executed a non-binding letter of intent ("Non-Binding LOI") providing for a business combination of Premium Nickel and the Company, (“Merger”). Under the policies of TSXV, Premium Nickel is a "Non-Arm's Length Party" of the Company. The Non-Binding LOI will form the basis upon which Premium Nickel and the Company will negotiate one or more definitive agreements governing the proposed Merger. It is currently anticipated that the Merger will be completed by way of a triangular amalgamation involving Premium Nickel, the Company and a wholly-owned subsidiary of the Company to be formed; provided, however that the definitive structure of the Merger will be determined based on further tax and structuring advice to be received prior to the execution of definitive agreements governing the proposed Merger. The company is the Resulting Issuer after the closing of the Merger.

Proposed Transaction Terms

The Company currently owns approximately 9.8% of the outstanding common shares of Premium Nickel on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in Premium Nickel, on an undiluted basis, for US$10 million, until February 26, 2025 (the "15% Warrant"). While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of Premium Nickel outstanding immediate prior to the closing of the Merger, other than any common share of Premium Nickel held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of Premium Nickel held by the Company would be extinguished. Following completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of the Company and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of Premium Nickel (other than the Company).

In connection with the proposed Merger, and subject to any required shareholder and regulatory approvals, the Company is expected to seek the requisite shareholder and regulatory approvals to change the name and stock ticker symbol of the Resulting Issuer as part of the Merger to such name and ticker symbol as may be requested by Premium Nickel, acting reasonably, consolidate the common shares of the Resulting Issuer (the "Consolidation") and reconstitute the board of directors of the Resulting Issuer. The Non-Binding LOI provides for an exclusivity period ending at 11:59 p.m. (Toronto time) on April 2, 2022, which has been extended to April 29 by mutual written consent of the parties, to allow parties to complete their due diligence and negotiate definitive agreements for the proposed Merger.

b)	On March 3, 2022, the Company entered into a promissory note loan agreement with Premium Nickel, whereby Premium Nickel borrowed US $1,000,000 from the Company and promises to pay back the loan in full on the maturity date, being April 30, 2022. Interest accruing at 10% per annum shall also be paid on maturity date together with the principal amount of the loan. In addition, Premium Nickel agreed to pay the Company a lender fee being 3% of the principal amount, which shall be due and payable to the Company on the maturity date.

c)	On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a Resulting Issuer Share. on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the Merger Transaction;

34 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Merger Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Merger Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the Merger Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Merger Transaction shall be completed without undue delay upon release of the Escrowed Funds;

iv)	the common shares of the Resulting Issuer being conditionally approved for listing on the TSXV; and

v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

The Offering is expected to close on or about April 28, 2022 (the "Closing Date"), or such other date as the Lead Agent and the Company may mutually agree. on the Closing Date, the proceeds of the Offering will be held in escrow pending the earlier of (i) the satisfaction of the Escrow Release Conditions and (ii) the occurrence of a termination event, of which can be terminated by the Company any time after 120 days following the agreement entered with the Agent or by the Agent upon written notification immediately.

35 | North American Nickel / YEAR END 2021

Consolidated Financial Statements

For the year ended December 31, 2020

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

▪	Consolidated Statements of Financial Position

▪	Consolidated Statements of Comprehensive Loss

▪	Consolidated Statements of Changes in Equity

▪	Consolidated Statements of Cash Flows

▪	Notes to the Consolidated Financial Statements

Management responsibility for financial reporting

The consolidated financial statements, and the notes thereto, of North American Nickel Inc., and its subsidiary have been prepared by management in accordance with International Financial Reporting Standards ("IFRS"). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management, in discharging these responsibilities, maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, only valid and authorized transactions are executed and accurate, timely and comprehensive financial information is prepared. However, any system of internal controls over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors, principally through the Audit Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfils its financial reporting responsibilities.

The consolidated financial statements have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, Licensed Public Accountants, who were appointed by the shareholders to examine the consolidated financial statements and provide an independent auditor’s opinion thereon. The auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements. Dale Matheson Carr-Hilton LaBonte LLP has full and free access to the Board of Directors.

"signed" Keith Morrison President and Chief Executive Officer	"signed" Sarah Zhu Chief Financial Officer
April 23, 2021

1 | North American Nickel / YEAR END 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and (that): (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

2 | North American Nickel / YEAR END 2020

Critical Audit Matter	How the Matter was Addressed in the Audit
Valuation of exploration and evaluation assets	The matter was addressed as follows -

Refer to Note 6 – Exploration and Evaluation Assets

The principal considerations for our determination that performing procedures relating to the valuation of the exploration and evaluation asset is a critical audit matter is due to the high degree of judgment management made to assess whether indicators of impairment exist on the Company’s exploration and evaluation assets, specifically, related to the Company’s ability and intention to continue to explore the exploration and evaluation assets. As a result, a high degree of auditor effort was involved when performing procedures to evaluate whether management appropriately identified impairment indicators.

•      Obtained an understanding of key controls associated with evaluating exploration and evaluation assets for indicators of impairment.

•      Assessed management’s conclusions and internal and external factors that may be considered indicators of impairment and compared these to management’s assessment of impairment.

•      Assessed the Company’s right to perform exploration activities on its exploration and evaluation assets, including that the rights are in good standing.

•      Evaluated the Company’s ability and intent of significant exploration activity on its exploration and evaluation assets.

•     Evaluated the associated disclosures in the consolidated financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005

Vancouver, Canada

April 23, 2021

3 | North American Nickel / YEAR END 2020

Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars)

	Notes	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash		308	1,098
Receivables and other current assets	4	59	161
Due from related party	9	55	95
TOTAL CURRENT ASSETS		422	1,354

NON-CURRENT ASSETS
Equipment	5	21	28
Exploration and evaluation assets	6	39,103	38,633
Advance	9	50	24
Investment	9,10	48	-
TOTAL NON-CURRENT ASSETS		39,222	38,685
TOTAL ASSETS		39,644	40,039

LIABILITIES
Trade payables and accrued liabilities	7, 10	362	519
Flow-through share premium	8	-	89
Provision for restoration obligation	6, 12	267	-
TOTAL LIABILITIES		629	608

EQUITY
Share capital - preferred	8	591	591
Share capital – common	8	89,627	89,006
Reserve	8	2,096	4,175
Deficit		(53,299)	(54,341)
TOTAL EQUITY		39,015	39,431
TOTAL LIABILITIES AND EQUITY		39,644	40,039

Nature of Operations (Note 1)

Commitments (Note 6 and 11)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 23, 2021

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

4 | North American Nickel / YEAR END 2020

Consolidated Statements of Comprehensive Loss (Expressed in thousands of Canadian dollars)

	Notes	Year ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
EXPENSES

General and administrative expenses	9, 10, 17	(1,238)	(2,145)	(2,340)
Property investigation		(47)	(214)	(216)
Amortization	5	(7)	(12)	(14)
Share-based payments	8	(969)	-	(317)
		(2,261)	(2,371)	(2,887)
OTHER ITEMS
Interest income		-	26	74
Reversal of flow-through share premium	8	89	-	-
Impairment of exploration and evaluation assets	6	(438)	(26,510)	-
Foreign exchange loss		(1)	(4)	(209)
Equity loss on investment	9	(130)	-	-
		(480)	(26,488)	(135)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,741)	(28,859)	(3,022)

Basic and diluted weighted average number of common shares outstanding		96,521,169	79,152,786	71,824,814

Basic and diluted loss per share		(0.03)	(0.36)	(0.04)

The accompanying notes are an integral part of these Consolidated Financial Statements.

5 | North American Nickel / YEAR END 2020

Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
BALANCE AT DECEMBER 31, 2017		55,459,527	73,598	591	5,089	(26,550)	52,728
Net and comprehensive loss		-	-	-	-	(3,022)	(3,022)
Share capital issued through private placement	8	23,333,333	17,500	-	-	-	17,500
Share issue costs	8	-	(579)	-	-	-	(579)
Value allocated to warrants	8	-	(2,572)	-	2,572	-	-
Expired warrants	8	-	-	-	(48)	48	-
Forfeited/expired options	8	-	-	-	(181)	181	-
Share-based payments	8	-	-	-	317	-	317
BALANCE DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss		-	-	-	-	(28,859)	(28,859)
Share capital issued through private placement	8	9,597,931	1,728	-	-	-	1,728
Share issue costs	8	-	(344)	-	-	-	(344)
Flow-through share premium	8	-	(89)				(89)
Share capital issued as earn-in	8	300,000	51				51
Value allocated to warrants	8	-	(287)	-	287	-	-
Expired warrants	8	-	-	-	(2,080)	2,080	-
Forfeited/expired options	8	-	-	-	(1,781)	1,781	-
BALANCE AT DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431

Net and comprehensive loss		-	-	-	-	(2,741)	(2,741)
Share capital issued through private placement	8	21,142,857	1,480	-	-	-	1,480
Share issue costs	8	-	(124)	-	-	-	(124)
Value allocated to warrants	8	-	(735)	-	735	-	-
Expired warrants	8	-	-	-	(2,572)	2,572	-
Share-based payments	8	-	-	-	969	-	969
Forfeited/expired options	8	-	-	-	(1,211)	1,211	-
BALANCE AT DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

The accompanying notes are an integral part of these Consolidated Financial Statements.

6 | North American Nickel / YEAR END 2020

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
OPERATING ACTIVITIES
Loss for the year	(2,741)	(28,859)	(3,022)
Items not affecting cash:
Amortization	7	12	14
Share-based payments	969	-	317
Interest income	-	(26)	(74)
Reversal of flow-through share premium	(89)	-	-
Impairment of exploration and evaluation assets	438	26,510	-
Equity loss on investment	130	-	-
Changes in working capital	(46)	11	21
Other:
Interest received	-	36	80
Net cash used in operating activities	(1,332)	(2,316)	(2,664)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(635)	(780)	(14,566)
Short-term investments	-	2,500	-
Investment	(121)	-	-
Advance	(50)	(24)	-
Purchase of equipment	-	(5)	-
Net cash provided by (used in) investing activities	(806)	1,691	(14,566)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	1,472	1,728	17,500
Share issuance costs	(124)	(344)	(329)
Net cash provided by financing activities	1,348	1,384	17,171

Change in cash for the year	(790)	759	(59)
Cash, beginning of the year	1,098	339	398
Cash, end of the year	308	1,098	339

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these Consolidated Financial Statements.

7 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business but anticipates that COVID-19 may impact the Company’s ability to conduct fieldwork on projects.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 23, 2021. The discussion in notes to the financial statements is stated in Canadian dollars except amounts in tables are expressed in thousands of Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

(b)	Basis of Preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

8 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

(c)	Basis of consolidation

These financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015.

Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d) Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(e) Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are generally recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

9 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of an interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

(f) Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

(g) Impairment of assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent the loss reverses gains previously recognized in other comprehensive loss/income.

10 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

(h) Financial instruments

In accordance with IFRS 9, the Company’s accounting policy is as follows:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/ liability	Classification
Cash	FVTPL
Other receivable	Amortized cost
Trade payables	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of comprehensive loss.

Investments are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred the financial asset and the transfer qualifies for derecognition.

11 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Financial liabilities

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the Statement of Comprehensive Loss.

(i) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

(j) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”). Upon renouncement by the Company of the tax benefits associated with the related expenditures, a flow-through share premium liability is recognized and the liability will be reversed as eligible expenditures are made. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability.

12 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

(k) Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also recognized over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

(l) Share capital

The Company’s common shares, preferred shares and share warrants shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

(m) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the period is disclosed separately as flow- through share proceeds, if any.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

(n) Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

13 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%
Computer equipment	55%

(o) Equity investment

Investments in entities over which the Company has a significant influence, but not control, are accounted for by the equity method, whereby the original cost of the investment is adjusted for the Company’s proportionate share of the investee’s income or loss. When the Company’s equity investee issues its own shares to outside interest, a dilution gain or loss arises as a result of the difference between the Company’s proportionate share of the proceeds and the carrying value of the underlying equity. When net accumulated losses from an equity accounted investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee.

(p)  Accounting standards and amendments issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

14 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $39,103,319 carrying value at December 31, 2020, is dependent upon the Company's ability to obtain the necessary financing and permits to complete the development and commence profitable production at its projects, or alternatively, upon the Company's ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets. During the year ended December 31, 2020, the Company recorded an impairment of its Greenland exploration and evaluation asset of $Nil (December 31, 2019 - $26,499,159).

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company has restoration obligations at December 31, 2020 of $267,000 (December 31, 2019 - $Nil) related to its Greenland exploration and evaluation asset.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 8 of the financial statements contain further details of significant assumptions applied to these areas of estimation.

(d) Going Concern

Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

15 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

(e) Equity investment

Management determines its ability to exercise significant influence over an investee by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policymaking processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of essential technical information and operating involvement.

At December 31, 2020, the Company’s percentage holding in its private investee was less than 20%, with significant influence over the private investee and has used the equity method of accounting for this investment.

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2020 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Sales taxes receivable	23	62
Other current assets (prepaid expenses and amounts receivable)	36	99
	59	161

5.	EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2020 and 2019:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2018, 2019 and 2020	67	15	136	218
Accumulated Amortization
Balance – December 31, 2018	43	9	126	178
Amortization	5	3	4	12
Balance – December 31, 2019	48	12	130	190
Amortization	4	1	2	7
Balance – December 31, 2020	52	13	132	197
Carrying Amount
As at December 31, 2019	19	3	6	28
As at December 31, 2020	15	2	4	21

16 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Loveland Nickel (Enid Creek)	Lingman Lake	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2018	288	222	42	-	-	8	42	602
Acquisition costs	10	8	-	83	14	3	-	118
Balance, December 31, 2019	298	230	42	83	14	11	42	720
Acquisition costs – cash	10	8	-	-	-	-	4	22
Impairment	-	-	-	(83)	-	-	-	(83)
Balance, December 31, 2020	308	238	42	-	14	11	46	659

Exploration
Balance, December 31, 2018	1,431	209	22	-	-	-	62,215	63,877
Administration	1	1	-	-	-	-	12	14
Corporate social responsibility	2	1	-	-	-	-	-	3
Property maintenance	7	7	-	-	-	-	17	31
Drilling	32	-	12	15	5	-	197	261
Environmental, health and safety	-	-	-	-	-	-	8	8
Geology	24	14	1	15	6	-	140	200
Geophysics	1	1	4	3	2	-	28	39
Helicopter charter aircraft (recovery)	-	-	-	-	-	-	(21)	(21)
Infrastructure	-	-	-	-	-	-	11	11
Impairment	-	-	-	-	-	(11)	(26,499)	(26,510)
	67	24	17	33	13	(11)	(26,107)	(25,964)
Balance, December 31, 2019	1,498	233	39	33	13	(11)	36,108	37,913
Administration	2	1	-	-	-	-	9	12
Drilling	-	-	5	167	-	-	43	215
Geology	21	13	69	83	-	-	56	242
Geophysics	2	-	28	72	-	-	3	105
Helicopter charter aircraft	-	-	-	-	-	-	8	8
Property maintenance	6	5	1	-	-	-	25	37
Camp site cleanup	-	-	-	-	-	-	267	267
Impairment	-	-	-	(355)	-	-	-	(355)
	31	19	103	(33)	-	-	411	531
Balance, December 31, 2020	1,529	252	142	-	13	-	36,519	38,445

Total, December 31, 2019	1,796	463	81	116	27	-	36,150	38,633
Total, December 31, 2020	1,837	490	184	-	27	-	36,565	39,103

17 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $10,000 during the year ended December 31, 2020 (December 31, 2019 - $10,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2020, the Company incurred exploration expenditures totalling $31,004 (December 31, 2019 - $66,877) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $8,000 during the year ended December 31, 2020 (December 31, 2019 - $8,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2020, the Company incurred $27,317 (December 31, 2019 - $23,367) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256 during the year ended December 31, 2018.

The Company had no minimum required exploration commitment for the years ended December 31, 2020, 2019 and 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and claim anniversary dates were adjusted as a result of the COVID-19 pandemic. In April 2020, the Company applied for a one year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mines, thus adjusting the claim anniversary dates to April and May of 2021. The COVID-19 relief program was offered again commencing in 2021, and the Company has applied an additional one year exclusion.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims. Work reports for 2020 expenditures have been filed but have not yet been approved.

During the year ended December 31, 2020, the Company incurred $102,715 (December 31, 2019 - $18,175) in exploration and license related expenditures on the Quetico Property.

18 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Loveland Nickel (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration included acquisition costs of $1,525,000 in cash and the issuance of 300,000 common shares. During the year ended December 31, 2019, the Company paid $25,000 and issued 300,000 common shares at a fair value of $51,000. Exploration expenditures of $4,500,000 were to be incurred over a period ending September 25, 2024.

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, the management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2019 - $27,376) during the year ended December 31, 2020.

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease required annual rental fees.

At the end of the fiscal year 2019, management of the Company made a decision to relinquish the mineral lease. As a result, all cumulative exploration related costs of $11,393 were written-off as at December 31, 2019. The Company applied and received approval for a refund of a $13,016 (US $10,000) reclamation deposit held by the Department of Natural Resources in Michigan. The reclamation deposit was received during the year ended December 31, 2020.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the year ended December 31, 2020, the Company spent in aggregate of $148,007 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued is based on the current best estimate of restoration activities that will be required on the Maniitsoq Property. The Company’s provision for future cleanup is based on the level of known disturbance at the reporting date and known requirements. It is not currently possible to estimate the impact on operating results, if any, and the actual amount of any economic outflow related to this obligation is dependent upon future events and cannot be reliably measured. The Company is expected to fulfil the obligation during the next 12 months.

19 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2019, management believed that facts and circumstances existed to suggest that the carrying amount of the Maniitsoq Property exceeded its recoverable amount. As a result, management determined the Maniitsoq Property should be impaired by $26,499,159 and its recoverable amount was $36,149,667 at the end of December 31, 2019. No facts or circumstances existed at December 31, 2020 to suggest further impairment on the Maniitsoq property. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provided for renewal of the Sulussugut License until 2020.

During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2021.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. Under the terms of the second license period, there was no required minimum exploration expenditures for the year ended December 31, 2019. As of December 31, 2020, the Company has spent $56,262,968 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2020 and available credits of DKK 283,945,553 (approximately $58,776,729) at the end of December 31, 2020. During the year ended December 31, 2020, the Company had approved exploration expenditures of DKK 865,100 (approximately $179,076). The credits available from each year may be carried forward for 3 years plus 1 year extension and expire between December 31, 2021 to December 2024. The Company has no exploration commitment for 2021 year.

During the year ended December 31, 2020, the Company spent a total of $117,756 (December 31, 2019 - $228,925) in exploration and license related expenditures on the Sulussugut License.

To December 31, 2020 and 2019, the Company has completed all obligations with respect to required reduction of the area of the license.

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2022.

The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2020, the Company has not used the procedure for the license.

20 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The Company had no minimum required exploration commitment for the year ended December 31, 2020. As of December 31, 2020, the Company has spent $5,199,578 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credits of DKK 30,424,551 (approximately $6,297,882). The credits available from each year may be carried forward for 3 years plus 1 year extension and expire between December 31, 2021 to December 2024. The Company has no exploration commitment for 2021 year.

During the year ended December 31, 2020, the Company spent a total of $19,424 in exploration and license related expenditures (December 31, 2019 - $37,537).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2023.

The Company has no minimum required exploration obligation for the year ended December 31, 2020. As of December 31, 2020, the Company has spent $1,504,317 on exploration costs for the Carbonatite License. To December 31, 2020, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,544,473 (approximately $2,182,706). The credit available from each year may be carried forward 3 years plus 1 year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for 2021 year.

During the year ended December 31, 2020, the Company spent a total of $6,527 in exploration and license related expenditures (December 31, 2019 - $123,981).

Ikertoq License

During the year ended December 31, 2018, the Company was granted an exploration license, (the “Ikertoq License”) by the BMP of Greenland and spent total of $132,679 in exploration and license related expenditures. The license was later relinquished and the costs were expensed as at December 31, 2018.

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900). There were no exploration related costs incurred during the year ended December 31, 2020.

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Trade payables	290	310
Amounts due to related parties (Note 10)	28	169
Accrued liabilities	44	40
	362	519

21 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

8.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value. All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented. As at December 31, 2020, the Company has 109,833,648 common shares issued and outstanding, (December 31, 2019 – 88,690,791) (December 31, 2018 – 78,792,860).

2020

On August 13, 2020, the Company closed the first tranche of its non-brokered private placement equity financing consisting of 15,481,077 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $1,083,675. On August 31, 2020, the Company closed the second and final tranche of its non-brokered private placement equity financing consisting of 5,661,780 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $396,325. Each unit consists of one common share in the capital of the Company and one transferable common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.12 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the non-brokered private financing, the Company incurred total share issuance costs of $124,222. The Company issued and aggregate of 588,154 common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance.

The Company allocated a $716,055 fair value to the warrants issued in conjunction with the private placement and $18,547 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.28% to 0.31% range and an expected volatility of 158% to 158.53% range.

2019

On October 24, 2019 the TSXV approved the filing of the earn in agreement for the Loveland Nickel Property. As a result, on December 9, 2019, the Company issued 300,000 common shares at fair value of $51,000 (note 6).

On December 18, 2019, the Company closed a non-brokered private placement equity financing of 7,373,265 units at a price of $0.18 and 2,224,666 flow-through common shares at a price of $0.18 and raised aggregate gross proceeds of $1,727,628. Each unit issued consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of 24 months from its date of issuance. All Securities issued pursuant to this offering were subject to a hold period which expired on April 19, 2020. The Company incurred total share issuance costs of $343,639. The Company allocated a $265,217 fair value to the warrants issued in conjunction with the private placement and $21,445 to 298,099 agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.73% and an expected volatility of 147.26%.

On issuance, the Company bifurcated the flow-through shares into i) a flow-through share premium of $88,987 that investors paid for the flow-through feature, which is recognized as a liability and; ii) share capital of $311,453. To December 31, 2020, the Company expended $400,440 (December 31, 2019 – $Nil) in eligible exploration expenditures and, accordingly, the flow-through liability was reduced to $Nil.

22 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

2018

On April 19, 2018, the Company closed a non-brokered private placement equity financing of 23,333,333 units at a price of $0.75 per unit and raised aggregate gross proceeds of $17,500,000. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $1.20 for a period of 24 months from its date of issuance. The Company incurred total share issuance costs of $578,800, of which $250,000 was recorded in trade payables at December 31, 2018. The Company allocated a $2,571,514 fair value to the warrants issued in conjunction with the private placement. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.91% and an expected volatility of 94.26%.

b)	Preferred shares issued and outstanding

As at December 31, 2020, December 31, 2019 and December 31, 2018, there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c)	Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	15,651,397	0.96	25,797,283	1.20	17,617,541	1.20
Issued	21,731,011	0.09	3,984,731	0.25	11,666,666	1.20
Cancelled / expired	(11,666,666)	1.20	(14,130,617)	1.20	(3,486,924)	1.20
Outstanding, end of year	25,715,742	0.11	15,651,397	0.96	25,797,283	1.20

23 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

At December 31, 2020, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
3,984,731		December 18, 2021	0.25	0.15
16,045,231	[1]	August 13, 2022	0.09	1.01
5,685,780	[1]	August 31, 2022	0.09	0.37
25,715,742				1.53

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2020, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,130,550	1.51	2,594,550	1.80	2,072,050	2.30
Issued	7,850,000	0.15	-	-	642,500	1.20
Cancelled / expired	(2,001,825)	1.51	(464,000)	4.23	(120,000)	1.80
Outstanding, end of year	7,978,725	0.17	2,130,550	1.51	2,594,550	1.80

During the year ended December 31, 2020, the Company granted an aggregate total of 7,850,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 6,650,000 options at $0.16 per share and 1,200,000 options at $0.09 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2020 amounted to $969,391 and was recorded as a share-based payment expense.

There were no incentive stock options granted during the year ended December 31, 2019.

During the year ended December 31, 2018, the Company granted 642,500 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $1.20 per common share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2018 amounted to $317,332 and was recorded as a share-based payments expense.

24 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The fair value of stock options granted and vested during the years ended December 31, 2020, 2019 and 2018 was calculated using the following assumptions:

	December 31, 2020	December 31, 2019	December 31, 2018
Expected dividend yield	0%	-	0%
Expected share price volatility	121.5% - 125%	-	96.9% - 101%
Risk free interest rate	0.39% - 1.21%	-	2.04% - 2.17%
Expected life of options	5 years	-	5 years

Details of options outstanding as at December 31, 2020 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
53,100	53,100	January 28, 2021*	2.10	0.00
40,625	40,625	February 21, 2022	1.20	0.01
35,000	35,000	February 28, 2023	1.20	0.01
6,650,000	6,650,000	February 24, 2025	0.16	3.46
1,200,000	1,200,000	August 19, 2025	0.09	0.70
7,978,725	7,978,725			4.18

*Subsequently expired, unexercised.

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2020, the Company transferred $3,782,706 (December 31, 2019 - $3,860,656) (December 31, 2018 - $229,381) to deficit for expired options and warrants.

During the year ended December 31, 2020, the Company recorded $969,391 of share-based payments to reserves. There were no share-based payments during the year ended December 31, 2019. During the year ended December 31, 2018, the Company recorded $317,332 of share-based payments to reserves.

9.	INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel Resources Inc. (“Premium Nickel”). Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring the business and assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial investment common share certificate and Warrant were issued during the year ended December 31, 2020.

25 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

To December 31, 2020, the Company subscribed for a further 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. To December 31, 2020 and subsequently, the underlying common shares are Restricted. To December 31, 2020, the Company’s total investment constitutes a 11.01% holding (December 31, 2019 – 9.64%) in Premium Nickel.

As December 31, 2020, the Company had representation on the board, participate in the policy-making process, material transactions between the Company and Premium Nickel, interchange of managerial personnel, provision of essential technical information and operating involvement. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting of the investment. Premium Nickel’s financial information at December 31, 2020 was net assets of $32,445 which was comprised primarily of cash, and a total comprehensive loss of $1,227,998 was recorded for the year ended December 31, 2020.

Details of the Company’s investment at December 31, 2020 is as follows:

Investment
Balance, December 31, 2018 and 2019	-
Reallocation of advance	24
Investment	154
Share of loss of Premium Nickel	(130)

Total	48

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the due diligence stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the year ended December 31, 2020, pursuant to the Services Agreement, the Company charged Premium Nickel $647,164 (December 31, 2019 - $95,415) for services and charged $8,495 in administrative fees, received $701,305 (December 31, 2019 – $Nil) and recorded $54,619 in due from Premium Nickel (December 31, 2019 - $95,415). During the year ended December 31, 2020, $33,735 (December 31, 2019 - $Nil) of the Company’s additional investment was offset from previously outstanding amounts due from Premium Nickel. Subsequent to December 31, 2020, the Company received the $54,619 in full from Premium Nickel.

At December 31, 2020, $50,000 has been classified as an advance as Premium Nickel has not yet issued the common share certificate. Subsequent to December 31, 2020, the Company paid an additional $50,400 and was issued the common share certificate representing its additional investment (Note 18).

26 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Directors and officers of the Company	21	38
Related company	7	131
Total	28	169

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advance represent as well as investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Due from related party	55	95
Advance	50	24
Investment	48	-

Total	153	119

(a)	Related party transactions

2020

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of December 31, 2020, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of December 31, 2020, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2020, the Company recorded $171,952 (2019 - $370,127), (2018 - $174,224) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

2019

As of December 31, 2019, Sentient beneficially owns 36,980,982 common shares, constituting approximately 41.70% of the currently issued and outstanding common shares of the Company.

On December 18, 2019, CATL subscribed for a total of 2,944,444 units under a bought deal private placement financing transaction described in Note 9 for a total net proceeds of $530,000. As part of the subscription, CATL was granted 1,472,222 common share purchase warrants exercisable at $0.25 until December 18, 2021. As of December 31, 2019, CATL beneficially owns 22,944,444 common shares, constituting approximately 25.87% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2019, the Company recorded $370,127 (2018 - $174,224), (2017 - $244,285) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

27 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

2018

As of December 31, 2018, Sentient beneficially owns 36,980,982 common shares, constituting approximately 46.93% of the currently issued and outstanding common shares of the Company.

As of December 31, 2018, CATL beneficially owns 19,997,628 common shares, constituting approximately 25.38% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Geological consulting fees – expensed	5	136	104
Geological consulting fees – capitalized	-	-	18
Management fees – expensed	478	747	747
Salaries - expensed	182	185	181
Share-based payments	756	-	192
Total	1,421	1,068	1,242

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended December 31, 2020 and 2019 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Decrease (increase) in accounts receivables	102	(126)	84
Decrease in prepaid expenses	7	3	19
Increase (decrease) in trade payables and accrued liabilities	(155)	134	(82)
Total changes in working capital	(46)	11	21

During the year ended December 31, 2020, the Company:

i)	transferred $3,782,706 from reserve to deficit;
ii)	recorded $6,506 as the net change for accrued exploration and evaluation expenditures;
iii)	recorded $267,000 as a provision for restoration obligation;
iv)	reclassed $24,000 from advance to investment;
v)	offset $33,735 from due to related party to investment; and
vi)	offset $7,500 in trade payables to proceeds from issuance of common stock.

During the year ended December 31, 2019, the Company:

i)	transferred $3,860,656 from reserve to deficit;
ii)	recorded $171,444 as the net change for accrued exploration and evaluation expenditures;
iii)	paid $51,000 as non-cash consideration for exploration and evaluation expenditures; and
iv)	recorded $88,987 of flow-through share premium liability.

28 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

During the year ended December 31, 2018, the Company:

i)	transferred $229,381 from reserve to deficit;
ii)	recorded $250,000 of share issuance costs in trade payables; and
iii)	recorded $186,304 in accrued exploration and evaluation expenditures.

12.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $30,951 per month effective June 2018 up to December 31, 2019 and $19,106 per month effective January 1, 2020.

Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

13.	RISK MANAGEMENT

The Company's exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rate.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2020 was 1.2732 USD to CAD, 1.5608 EUR to CAD and 0.2099 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $7,349 (2019 - $27,879 credit) and $1,798 in USD currency (2019 - $3,858).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

29 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company's contractual obligations as at December 31, 2020:

(All amounts in table are expressed in thousands of Canadian dollars)

As at December 31, 2020	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	362	-	-	362
	362	-	-	362

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to carry out the Company's exploration program and to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors' review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash.

(All amounts in table are expressed in thousands of Canadian dollars)

	As at December 31,
	2020	2019	2018
Equity	39,015	39,431	66,944
Current liabilities	629	608	556
	39,644	40,039	67,500
Cash	(308)	(1,098)	(339)
Short-term investments	-	-	(2,500)
	39,336	38,941	64,661

30 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes six levels to classify the inputs to valuation techniques used to measure the fair value.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable either directly or indirectly

Level 3 – Inputs that are not based on observable market data

Cash is measured using level 1 inputs and Investment is measured using level 3 inputs.

15.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 7). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Equipment
Canada	6	9
Greenland	15	19
Total	21	28

	December 31, 2020	December 31, 2019
Exploration and evaluation assets
Canada	2,538	2,483
Greenland	36,565	36,150
Total	39,103	38,633

16.	INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

(All amounts in tables are expressed in thousands of Canadian dollars)

	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	$(2,741)	$(28,859)
Statutory tax rate	27%	27%
Expected income tax recovery at the statutory tax rate	(740)	(7,792)
Permanent differences and other	222	7,063
Change in valuation allowance	518	729
Net deferred income tax recovery	$-	$-

31 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Exploration and evaluation assets	$7,198	$7,058
Loss carry-forwards	4,878	4,433
Share issuance costs	175	279
Cumulative eligible capital	34	34
Investment	35	-
Equipment	102	100
	12,422	11,904
Valuation allowance	(12,422)	(11,904)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2021	$-	$-	$-	$319
2022	-	-	-	209
2023	-	-	-	93
2024	-	-	-	25
2030	696	-	-	-
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637	-	-	-
2038	2,656	-	-	-
2039	2,583	-	-	-
2040	1,592	-	-	-
No expiry	-	57	65,775
	$16,462	$57	$65,775	646

17.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Consulting fees	194	286	373
Filing fees	43	94	79
General office expenses	74	220	352
Investor relations	54	32	187
Management fees	467	745	733
Professional fees	158	182	142
Salaries and benefits	248	586	474
Total	1,238	2,145	2,340

32 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

18.	SUBSEQUENT EVENTS

On January 7, 2021, the Company announced that it has received notification from the Greenland government that surplus assessment credits from exploration conducted on the Company’s exclusive mineral exploration licenses located on the southwest coast of Greenland have been extended by one year. Mineral licenses that received one credit extension include exploration license 2011/54, exploration license 2012/28 and exploration license 2018/21.

On January 14, 2021, the Company invested a further $50,400 towards the acquisition of common shares of Premium Nickel. A share certificate for 251,000 common shares was issued to the Company on March 23, 2021, representing the Company’s $100,400 investment, of which $50,000 was recorded in advances at December 31, 2020 (Note 9).

On February 25, 2021, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 3,185,000 common shares in the capital of the Company pursuant to the Company’s Plan. All of the options are exercisable for a period of 5 years at an exercise price of $0.32 per share.

Subsequent to December 31, 2020, the Company received $665,135 in proceeds from the exercise of warrants.

On April 20, the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the "Units") at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,759.60. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant ("Warrant") of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the "Finders"): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $57,189.62, and (ii) a number of common share purchase warrants (the "Finder Warrants") equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

33 | North American Nickel / YEAR END 2020

Appendix “G”

Management’s Discussion and Analysis of NAN

NAN Interim MD&A	G-2

NAN 2021 Annual MD&A	G-23

NAN 2020 Annual MD&A	G-47

G-1

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between March 31, 2022 and December 31, 2021, and the results of operations for the three months ended March 31, 2022 (“Q1 2022”) and for the three months ended March 31, 2021 (“Q1 2021”). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2021 (“FY 2021”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in Canadian dollars and in Danish Kroners (“DKK”). All amounts in tables are expressed in thousands of Canadian dollars and in thousands of Danish Kroners where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated May 30, 2022. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview and Highlights

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. The Company’s principal asset is its Maniitsoq Property, in Southwest Greenland, a district scale land position.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

Exploration & Development Activities

Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario.

In early 2018, the Company initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, the Company has acquired several new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift.

The Company also identified a camp scale project opportunity in the high Atlas Mountains of Morocco, where Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km.

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR submitted an indicative offer to the Liquidator of BCL Limited (“BCL”) and Tati Nickel Mining Corporation (“TNMC”) in June 2020 to acquire a combination of prioritized assets of the former producing BCL Mining Complex and separately the TNMC operations located in north-eastern Botswana. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a memorandum of understanding providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements (see news release dated March 24, 2021). On September 28, 2021, the Company announced that PNR had executed a definitive asset purchase agreement with BCL to acquire the Selebi, and Selebi North Ni-Cu-Co assets and related infrastructure formerly operated by BCL. PNR announced the closing of this transaction, and transfer of ownership of the assets on January 31, 2022. PNR also completed a separate binding asset purchase agreement to finalize the terms for any prioritized TNMC assets that may be purchased. The Company provides technical and management support to PNR through a services agreement and a consulting agreement. The CEO, CFO and the Chairman of the Company’s Board were appointed to be the CEO, CFO and the Chairman of PNR. The Company currently owns 10% of PNR upon a further investment of $441,046 and has a 5-year Warrant to purchase an additional 15% of PNR for USD $10 million.

1 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Financing Activities

During the three months ended March 31, 2022, the Company issued 2,665,404 common shares on exercise of warrants and received $138,662 in proceeds from the exercise of 2,665,404 warrants.

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a Resulting Issuer Share, on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the Merger Transaction;

ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Merger Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Merger Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the Merger Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Merger Transaction shall be completed without undue delay upon release of the Escrowed Funds;

iv)	the common shares of the Resulting Issuer being conditionally approved for listing on the TSXV; and

v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

On April 28, 2022, the Company announced that it has closed its previously-announced "best efforts" private placement offering (the "Offering") of 21,118,000 subscription receipts (the "Subscription Receipts") at a price of $0.48 per Subscription Receipt (the "Issue Price"), including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640. Paradigm Capital Inc. acted as lead agent and sole bookrunner of the Offering (the "Lead Agent"), on behalf of a syndicate of agents that included INFOR Financial Inc. (together with the Lead Agent, the "Agents").

Corporate Activities

On February 17, 2022, the Company announced that it executed a non-binding letter of intent ("Non-Binding LOI") with Premium Nickel Resources Corporation (“PNR”) which outlined the proposed terms and conditions of a "reverse takeover" (RTO) (under the policies of the TSX Venture Exchange (the "Exchange") of NAN by PNR, through a triangular amalgamation involving a wholly-owned subsidiary of NAN, as a result of which the wholly-owned subsidiary of NAN (“NAN Subco”) would amalgamate with PNR to form one corporation, all as more specifically to be provided in a definitive agreement to be entered into between NAN and PNR.

On April 26, 2022, PNR and NAN announced that they had entered into an amalgamation agreement, dated April 25, 2022 (the “Amalgamation Agreement”) which provides the terms and conditions for the RTO. The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the Business Corporation Act (Ontario) to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer common shares for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement. Readers are encouraged to read and consider the disclosure set out in the Filing Statement for further information with respect to the RTO.

2 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

On March 3, 2022, the Company entered into a promissory note loan agreement with PNR, whereby PNR borrowed US $1,000,000 from the Company and promises to pay back the loan in full on the maturity date, being April 30, 2022. Interest accruing at 10% per annum shall also be paid on maturity date together with the principal amount of the loan. In addition, PNR agreed to pay the Company a lender fee being 3% of the principal amount, which shall be due and payable to the Company on the maturity date. Subsequently, PNR paid in full the principal amount and interest accruing at 10% per annum and the 3% lender fee the principal amount.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripherally to the project.

The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. Between 1959 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (“KØ”) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the Carbonatite property No. 2018/21 (63 km2).

During the years ended December 31, 2021 and 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021.

Sulussugut Licence (No. 2011/54) was granted by the Mineral Resources Authority, formerly Bureau of Minerals and Petroleum (“BMP”) of Greenland on August 15, 2011 and valid for 5 years until December 31, 2015 providing the Company meets the terms of the licence, which includes that specified eligible exploration expenditures must be made. The application for the second 5-year term on the Sulussugut Licence was submitted to the MLSA which was effective on April 11, 2016. The granting of two one-year period extensions provides for the renewal period ending December 31, 2022.

Ininngui Licence (No. 2012/28) is contiguous with the Sulussugut Licence and was granted by the BMP of Greenland on March 4, 2012. The Ininngui Licence was valid for 5 years until June 30, 2017. The application for the second 5-year term on the Ininngui Licence was submitted to the MLSA which was effective March 14, 2017. The granting of two one-year period extensions provides for the renewal period ending December 31, 2023.

3 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Carbonatite Licence (No.2018/21) was granted by the BMP of Greenland on March 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a licence fee of $6,523 (DKK 31,000) upon granting of the Carbonatite Licence. The Carbonatite Licence is valid for 5 years. The granting of two one-year period extensions provides for the renewal period ending December 31, 2024.

Details of required work expenditures and accrued work credits for the above three licences are tabulated and given below in Table 1.

The Greenland MLSA, in two distinct initiatives, has adjusted the minimum required exploration commitment for the above three licences to DKK 0 for the years 2020 and 2021 and adjusted the licence expiry dates and the banked credits carry forward period by two years.

For all licences, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For all licences, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licences for a total of 9 additional years. The Company will be required to pay additional licence fees and will be obligated to incur minimum eligible exploration expenses for such years.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

Table 1: Exploration commitment and credits at the end of 2021 (All amounts in table are expressed in thousands of DKK)

	Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area	2,689 km2	296 km2	63 km2
Valid until	December 31, 2022	December 31, 2023	December 31, 2024
Annual licence fee DKK	41	41	31
Total credit available
Credit from previous years	283,945	30,425	10,545
Approved exploration expenditures (2021)	1,921	90	32
Exploration obligation (2021)	-	-	-
Total Credit DKK	285,866	30,515	10,577
Carry Forward Period:
From 2017 until December 31, 2022	201,752	19,534	-
From 2018 until December 31, 2023	79,604	10,465	9,563
From 2019 until December 31, 2024	1,724	283	934
From 2020 until December 31, 2025	865	143	48
From 2021 until December 31, 2026	1,921	90	32
Total DKK	285,866	30,515	10,577

Average Annual Rate DKK to CAD	0.1995	0.1995	0.0.1995
Accumulated exploration credits in CAD (,000)	$57,027	$6,087	$2,110

4 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

West Greenland Prospecting Licence – 2020/05

A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020. The Prospecting Licence is in effect until December 31, 2024.

Exploration and Development Activities

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue the systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season after a successful financing capable of supporting an integrated exploration program. However, the 2020 and 2021 summer program were further delayed due to the COVID-19 travel restrictions.

In June 2021, fuel and equipment stored on site at the Puiattoq camp site was removed. The wooden tent platforms remain on site for use in future exploration programs.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years. A new hydropower prospecting licence was submitted to the Greenland Government replacing the original licence that expired in July of 2021.

Outlook - Exploration and Development for 2022-2024

Management is recommending a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project. The impact of Covid-19 is not expected to prevent the planning and execution of field work in Greenland. The Greenland Government eliminated the expenditure requirements for both 2020 and 2021. Management will assess the situation with the expectation of implementing the three-year plan starting in 2022.

2022	–	Apply the Company’s cumulative knowledge to Maniitsoq and other areas of Western Greenland and identify the geoscience data gaps to effective targeting.

–	Continue the assessment of hydropower development within watershed 06.H.

2023	-	Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2024	–	Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1). The drilling expenditure in 2024 would extend the Company’s 100% ownership of the Maniitsoq project until 2025.

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting licence for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year licence provides for the exclusive right to assess and develop potential hydropower resources. The licence was renewed for a three-year period expiring in July of 2021. An application for a new watershed prospecting permit has been prepared and submitted to the Greenland Government. The licence has been accepted as complete by the Government and subsequent to a 6-8 week review process a decision on awarding the licence will be made. A review of liabilities accompanying the new hydropower licence were assessed by NUNA Law (Nuuk) in conversation with the Company and the Greenland Government. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX.  Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

5 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company renewed its support for the annual Greenland mineral hunt.

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the Company has completed the required consideration and acquired 100% interest in the property. The Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke (figure 1). Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

Outlook – Exploration and Development for the next twelve months

Parts of the Post Creek Property have received limited historic exploration. Compilation work has identified targets comprised of radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

12-month Exploration Plan: Prospect and search for mineralization and/or quartz diorite on parts of the Post Creek Properties that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets while drawing down on the available exploration credits. The work expenditure would extend the Company’s 100% ownership of the Post Creek Project beyond 2025.

6 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Exploration History

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

•	A grab sample from angular float which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student carried out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The field mapping gram expanded the area of Sudbury Breccia.

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks; quartz diorite, partially melted country rocks or footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including 7.50 m @ 3.55% zinc and 0.82 ppm silver. Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets for volcanogenic massive sulfide mineralization.

In 2020, prospecting work to the immediate north and west of the drilling completed on the CJ Offset identified quartz diorite boulders and an outcrop of grey gabbro with 0.17% Ni, 0.55% Cu, and 0.26g/t Au+Pt+Pd. Sampling completed on Cu-Au mineralization within the area of Sudbury breccia returned up to 1.975% Cu and 0.873 ppm Au in two different samples, but no significant Ni, Pt, or Pd.

7 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Figure 1. Location of the Post Creek Project and the Sudbury Breccia Zone.

Parkin Offset Dyke
Parkin Deposit
Halcyon Project
CJ Quartz Diorite
Sudbury Breccia Zone
Post Creek Project (East Claims)
Possible Trend of Parkin Dyke
Whistle Offset Trend
Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY BASIN
N
0
1
km
Legend
Ni-Cu mine / deposit
Diamond drill hole
Ni-Cu sulphide
Sudbury contact sub-layer & offset dykes
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
NORTH AMERICAN NICKEL INC.
Post Creek - Halcyon Projects Area, Ontario
HALCYON and POST CREEK EAST CLAIMS
Location of QD and Sudbury Breccia Zone
Drawn by: J. Pattison
09-Nov-2016

Corporate Social Responsibility

The Company has established a good working relationship with the Wahnapitae First Nation (“WFN”) at Capreol (Ontario) commencing with community presentations and followed up with ongoing contact with the Resource and Environmental officer. North American Nickel financially supported the 2019 Pow-Wow celebration held at Capreol. Exploration work on the property typically includes assistance of casual labour hired from the WFN community.

Halcyon Property

As at the date of this MD&A, the Company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km North of the property.

8 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Outlook – Exploration and Development for the next twelve months

The objective of further compilation work on the Halcyon Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

The Halcyon portion of the property has a priority target area flagged for follow-up in 2022, namely, the projection of the Milnet Fault Offset of the Parkin QD with minimal exploration and no EM or IP coverage. Across the target area, the Company will be prospecting for mineralization and/or radial/concentric offsets dykes located along stratigraphic horizons similar to those controlling the inflexion in the Parkin Offset at the historic Milnet Deposit.

12-month Exploration Plan: Prospect and search for mineralization and/or quartz diorite on parts of the Halcyon Property that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets. The work expenditure in 2022 would extend the Company’s 100% ownership of the Halcyon Project through 2025 and beyond.

Exploration History

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where occurrences of both quartz diorite and Sudbury Breccia have been identified. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and compiled.

Work in 2020 and 2021 consisted of monitoring activity on adjacent claims to assist in target generation.

Quetico Property

During the year ended December 31, 2018, the Company acquired 809 claims within the Thunder Bay Mining District of Ontario (Figure 2). Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small, differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared.

In April 2020, the Company applied for a one-year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM).  The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

9 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Figure 2: Quetico Property Location Map

A short program of prospecting and outcrop sampling was completed in June 2020 to search for mineralization related to early mid-continent rift peridotite intrusions and Archean pyroxenites. Targets comprising, magnetic responses, prospective geology and geochemical anomalies, were examined on all three clusters of claim cells.

Exploration was focussed on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (Figure 3). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

Sampling in the East block adjacent to Clean Air Metals' Current Lake Property identified outcropping peridotite and gabbroic rocks with trace sulphide. The geochemical signature of the peridotite is similar to the differentiated Disraeli, Hele and Seagull intrusions based on a comparison with historic assessment report and government data. There is no known electromagnetic (EM) survey coverage in the area and accordingly the next phase of exploration will include airborne or surface EM survey work. These surveys will be designed to detect conductive responses of potential nickel sulphide mineralization associated with the ultramafic intrusions.

10 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Figure 3: Quetico East Block Proximity to Current Lake Deposit

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations (Figure 4). A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

11 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Figure 4: Quetico West Block Location of 2020 Exploration Targets

NORTH AMERICAN NICKEL
QUETICO WEST
2020 EXPLORATION TARGETS
on TOTAL MAGNETIC FIELD
Legend
2020 Exploration Targets
2020 Exploration Targets
Propety Outline
Drill Collar
Road
Railway
Powerline
Watercourse
Waterbody
W1
W2
W3
W4
W5
W6
W7
W8
weakly mineralized
pyroxenite
Sapawe Lake
Aramis Lake
Niobe Lake
Nickleby Lake
Como Lake
Crystal Lake
0 0.5 1 2 km
N
NAD83 z15N
618000
620000
622000
624000
626000
628000
630000
632000
5404000
5402000
5400000
5398000
5396000
5394000

On the South block, a strong magnetic target was explained by massive magnetite.

Outlook – Exploration and Development for the next twelve months

Revisit plans to complete either a ground electromagnetic survey or an airborne VTEM survey designed to identify coincident EM responses in association with the magnetic response expected from differentiated mafic-ultramafic intrusions in the Quetico structural zone. Complete geophysical surveys over prospective target areas, and drilling if any priority targets are identified. The geophysical program would be carried out in spring 2022 to generate targets for a summer exploration program.

The work commitment to hold all 809 claim cells is $323,600, with claims due in April and May of 2022. The company made a decision to retain the most prospective claims and chose 99 claims. For the Quetico East Block, renewed 49 high priority claims for 2 years. For one of the Quetico West Blocks, renewed 46 claims for 1 year and 4 high priority claims for 2 years.

All other claims will expire.

Lingman Lake Property

The Company digitally staked 188 claim cells known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples and untested VTEM anomalies.

12 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

An application was lodged with the Ontario Ministry of Energy, Northern Development and Mine (ENDM) on March 17, 2021 to extend the tenure of the claim blocks due to impact from COVID-19 on the implementation of exploration work. The one-year exclusion was granted on May 6, 2021. Work commitments of $75,200 are due prior to April 15, 2022. The Company has no plans to carry further work at the present, thence the claims will expire.

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a camp scale project opportunity in the high Atlas Mountains of Morocco. Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km. The intrusions are host to three major Ni-Cu occurrences and another ten minor occurrences. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, four of the five permits were awarded to the Company with the decision on the fifth permit pending.

Outlook – Exploration and Development for the next twelve months

Over the next twelve months, the Company plans to acquire additional permits and develop its alliance with ONHYM. The initial work plan includes prospecting of the property and modern EM surveys to define potential drill targets.

Project Pipeline

Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The Company maintains a nickel project generation activity focusing on high prospectivity projects in countries with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. For the past year, the Company has been evaluating opportunities in Africa, including a direct investment in PNR, a private Canadian company who has recently completed a binding purchase agreement to acquire the prioritized assets, currently in liquidation, formerly operated by BCL in Botswana. In addition, priority property acquisitions in Morocco have been identified and the application process to acquire these properties has commenced.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q1 2022, the Company had a working capital of $1,817,821 (Q1 2021 - $78,030) and reported accumulated deficit of $57,419,316 (Q1 2021 - $54,326,128). The Company will require additional funds to continue its planned operations and meet its obligations.

As at March 31, 2022, the Company had $689,696 in available cash (March 31, 2021— $715,896). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

13 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

During Q1 2022 year, the Company received additional cash inflow of $138,662 from exercised warrants. On April 28, 2022, the Company announced that it has closed its previously-announced "best efforts" private placement offering (the "Offering") of 21,118,000 subscription receipts at a price of $0.48 per Subscription Receipt, including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

	Three months ended March 31,
In thousands of CDN dollars, except per share amounts	2022	2021
Net loss	390	1,125
Basic and diluted loss per share	0.00	0.01
Share capital	93,970	90,534
Common shares issued	133,870,031	116,111,867
Weighted average shares outstanding	133,239,426	113,245,018
Total assets	41,970	40,185
Investment in exploration and evaluation assets	48	59

Results of Operations

Net loss of $389,591 in Q1 2022 was lower by $735,851 compared to a loss of $1,125,442 in Q1 2021. The higher loss in Q1 2021 was mainly driven by share-based payments costs during Q1 2021.

Total Assets

Total assets during Q1 2022 increased by a net of $287,084 from the end of FY 2021. The change is mainly attributed to increase in loan receivable from of $1,270,000, an increase to exploration and evaluation assets of $74,793, an increase in receivables and other current assets of $207,711, offset by a decrease in investment in PNR of $134,363, decrease in cash of $1,283,020 and decrease in property, plant and equipment of $1,037.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the Greenland property and properties in Ontario. During Q1 2022, the Company incurred a total of $74,793 (Q1 2021 - $65,390) in additions to exploration and evaluation assets, of which $53,088 related to Greenland (Q1 2021 - $38,304) and $21,705 to other properties located in Canada (Q1 2021 - $27,086).

14 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2022 1st quarter	2021 4th quarter	2021 3rd quarter	2021 2nd quarter
Statement of Loss

Net loss/(gain)	390	2,214	236	421
Net loss per share - basic and diluted	0.00	0.02	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	690	1,973	1,322	1,936
Total assets	41,970	41,683	41,298	41,486
Net assets	41,193	41,203	40,676	40,876
Share capital	93,970	93,451	91,607	91,827
Common shares issued	133,870,031	131,204,627	124,849,332	124,449,332
Weighted average shares outstanding	133,239,426	128,265,780	124,571,071	119,726,930

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2021 1st quarter	2020 4th quarter	2020 3rd quarter	2020 2nd quarter
Statement of Loss

Net loss	1,125	326	409	808
Net loss per share - basic and diluted	0.01	0.00	0.00	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	716	308	837	86
Total assets	40,185	39,644	39,893	39,150
Net assets	39,391	39,015	38,344	38,309
Share capital	90,534	89,627	89,630	89,006
Common shares issued	116,111,867	109,833,648	109,833,648	88,690,791
Weighted average shares outstanding	113,245,018	109,833,648	98,614,107	88,690,791

Three Months Ended March 31, 2022, and March 31, 2021

A net loss in Q1 2022 was $389,591 compared to a loss of $1,125,442 in Q1 2021 resulted in a decreased loss of $735,851 quarter-over-quarter and was due to the following events with share-based payments being the most significant:

•	Share-based payments costs were $837,444 in Q1 2021 compared to $nil amount in Q1 2022.

•	Amortization expense of $1,037 in Q1 2022 was lower by $7,504 compared to $8,541 in Q1 2021.

The lower loss in Q1 2022 was offset by the following higher expenditures in Q1 2022 compared to Q1 2021:

•	General and administrative costs of $241,185 in Q1 2022 were lower by $20,322 compared to $261,507 expenses in Q1 2021. Higher general and administrative expenses in Q1 2022 mainly related to lower consulting and management fees

•	Unrealized loss in the valuation of investment in PNR of $134,363 and was higher by $117,476 in Q1 2022 compared to $16,887 amount in Q1 2021.

15 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

•	Property investigation costs were $12,393 in Q1 2022 and were higher by $11,106 compared to 1,287 costs incurred in Q1 2021.

•	Foreign exchange loss totaled $612 in Q1 2022 and was higher by $391 compared to a foreign exchange loss of $221 in Q1 2021.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

As at March 31, 2022, the Company had $689,696 in available cash.

On April 28, 2022 the Company announced that it has closed its previously-announced "best efforts" private placement offering (the "Offering") of 21,118,000 subscription receipts (the "Subscription Receipts") at a price of $0.48 per Subscription Receipt (the "Issue Price"), including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640.

Working Capital

As at March 31, 2022, The Company had a working capital of $1,817,821 (March 31, 2021 – $78,030), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash, loan receivable and receivables.

Going Concern

As at March 31, 2022, the Company had accumulated losses totaling $57,419,316. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum. During Q1 2022, the Company paid $5,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. During Q1 2022, the Company paid $4,000 which will be deducted from any payments to be made under the NSR.

16 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	March 31, 2022	March 31, 2021
Management fees – expensed	163	183
Share-based payments	-	621
Total	163	804

During Q1 2022, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction

Premium Nickel Resources (“PNR”)	Investment in PNR

PNR	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.

Bennett Jones LLP (“BJ”)	A legal firm in which the Company’s former chairman was a consultant

Lacnikdon Limited (“Morrison”) (Keith Morrison)	Consulting fees for the services of CEO. Agreement effective Jun 1, 2018.

Sarah-Wenjia Zhu (“Zhu”) Consultation WJZHU Inc.	CFO, employment contract terminated on September 31, 2020 and replaced by a consulting agreement.

Mark Fedikow (“Fedikow’’)	President, employment contract terminated on July 31, 2020 and replaced by a consulting agreement.

Charles Riopel (“Riopel”)	Director

Doug Ford (“Ford”)	Director

Christopher Messina (“Messina”)	Director

Janet Huang (“Huang”)	Director

Gilbert Clark (“Clark”)	Former Director, resigned on January 7, 2021

John Hick (Hick”)	Director

(a)	Initial investment of $24,000 in PNR in 2019 and subsequently further investment of $154,164 during 2020 and $441,446 during 2021. To March 31, 2022, the Company’s total investment constitutes a 10% holding (March 31, 2021 – 9.94%) in PNR.

(b)	Charged PNR $473,797 (Q1 2021 - $163,639) for services including charged $8,650 in administrative fees (Q1 2021 - $3,233), received $320,367 (Q1 2021 – $162,587) and recorded $352,575 in due from PNR (Q1 2021 - $75,725). Subsequent to March 31, 2022, the Company received full amount due from PNR.

(c)	Paid $53,259 (Q1 2021 - $50,723) to Morrison for management services provided.

(d)	Paid $62,000 (Q1 2021 - $54,000) to Zhu for management services provided, $44,731 of which was services charged back to PNR.

17 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

(e)	Paid $18,000 (Q1 2021 - $15,750) to Fedikow for management services provided.

(f)	Paid $7,500 (Q1 2021 - $7,500) to Riopel for management services provided.

(g)	Paid $7,500 (Q1 2021 - $22,500) to Ford for management services provided.

(h)	Paid $7,500 (Q1 2021 - $22,500) to Messina for management services provided.

(i)	Paid $7,500 (Q1 2021 - $10,000) to Hick for management services provided.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2022.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at March 31, 2022	Basis of Measurement	Associated Risks
Cash	690	FVTPL	Credit
Other receivables	282	Amortized cost	Credit
Trade payables	777	Amortized cost	Liquidity

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

18 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

The following is a general description of all material risks and uncertainties:

•	The Company has negative operating cash flows and might not be able to continue as a going concern;
•	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;
•	The speculative nature of resource exploration and development projects;
•	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;
•	The Company’s ability to successfully establish mining operations and profitable production;
•	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;
•	The economic uncertainty of operating in a developing country, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;
•	Other foreign operations risks; potential changes in applicable laws and government or investment policies;
•	The Company is not insured against all possible risks;
•	Environmental risks and hazards;
•	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;
•	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;
•	Increased competition in the mineral resource sector;
•	The Company may have difficulty recruiting and retaining key personnel;
•	Currency fluctuations risk;
•	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;
•	No production revenues;
•	Stock exchange prices’ volatilities;
•	Potential Conflicts of interest;
•	Ability to exercise statutory rights and remedies under Canadian securities law;
•	Enforceability of foreign judgements;
•	Unforeseen litigation;
•	The Company’s future sales or issuance of common shares;
•	Risk of suspension of public listing due to failure to comply with local securities regulations;
•	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;
•	Risk of fines and penalties; and
•	Risk of improper use of funds in local entity.
•	Potential impact of COVID-19 on exploration program and activities.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	133,870,031
Preferred shares	65,659
Stock options	14,978,972
Warrants	13,417,421
Fully diluted share capital	162,367,083

19 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Events Subsequent to March 31, 2022

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a Resulting Issuer Share. on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the Merger Transaction;
ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Merger Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Merger Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);
iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the Merger Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Merger Transaction shall be completed without undue delay upon release of the Escrowed Funds;
iv)	the common shares of the Resulting Issuer being conditionally approved for listing on the TSXV; and
v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

Pursuant to an Agency Agreement dated April 28, 2022, the Company announced that it had closed the Offering of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt, including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640. Paradigm Capital Inc. acted as lead agent and sole bookrunner of the Offering (the "Lead Agent"), on behalf of a syndicate of agents that included INFOR Financial Inc. (together with the Lead Agent, the "Agents").

On April 30, the Company received the repayment of promissory note from PNR for a total of US$1,045,890.41, including the principal, the interest and the structuring fee.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

20 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland" dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

21 | TSXV:NAN / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between December 31, 2021 and December 31, 2020, and the results of operations for the three and twelve months ended December 31, 2021 (“Q4 2021” and “FY 2021”, respectively) and for the three and twelve months ended December 31, 2020 (“Q4 2020” and “FY 2020”, respectively). The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2021 and 2020. In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts in the discussion are expressed in Canadian dollars and in Danish Kroners (“DKK”). All amounts in tables are expressed in thousands of Canadian dollars and in thousands of Danish Kroners where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated April 25, 2022. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview and Highlights

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. The Company’s principal asset is its Maniitsoq Property, in Southwest Greenland, a district scale land position.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

Exploration & Development Activities

Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario.

In early 2018, the Company initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, the Company has acquired several new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift.

The Company also identified a camp scale project opportunity in the high Atlas Mountains of Morocco, where Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km.

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR submitted an indicative offer to the Liquidator of BCL Limited (“BCL”) and Tati Nickel Mining Corporation (“TNMC”) in June 2020 to acquire a combination of prioritized assets of the former producing BCL Mining Complex and separately the TNMC operations located in north-eastern Botswana. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a memorandum of understanding providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements (see news release dated March 24, 2021). On September 28, 2021, the Company announced that PNR had executed a definitive asset purchase agreement with BCL to acquire the Selebi, and Selebi North Ni-Cu-Co assets and related infrastructure formerly operated by BCL. PNR announced the closing of this transaction, and transfer of ownership of the assets on January 31, 2022. PNR also completed a separate binding asset purchase agreement to finalize the terms for any prioritized TNMC assets that may be purchased. The Company provides technical and management support to PNR through a services agreement and a consulting agreement. The CEO, CFO and the Chairman of the Company’s Board were appointed to be the CEO, CFO and the Chairman of PNR. The Company currently owns 10% of PNR upon a further investment of $441,046 and has a 5-year Warrant to purchase an additional 15% of PNR for USD $10 million.

1 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Financing Activities

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,641,675 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options.

On April 20, 2021, the Company closed the previously announced and oversubscribed non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the "Units") at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760. Each Unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant ("Warrant") of the Company. Each full Warrant entitles the holder to acquire one common share of the Company at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months following its issuance date, at a price of $0.35.

In connection with the private placement, the Company paid eligible finders (the "Finders"): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $65,830, and (ii) a number of common share purchase warrants (the "Finder Warrants") equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a Resulting Issuer Share, on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the Merger Transaction;
ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Merger Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Merger Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);
iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the Merger Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Merger Transaction shall be completed without undue delay upon release of the Escrowed Funds;
iv)	the common shares of the Resulting Issuer being conditionally approved for listing on the TSXV; and
v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

The Offering is expected to close on or about April 28, 2022 (the "Closing Date"), or such other date as the Lead Agent and the Company may mutually agree. On the Closing Date, the proceeds of the Offering will be held in escrow pending the earlier of (i) the satisfaction of the Escrow Release Conditions and (ii) the occurrence of a termination event, of which can be terminated by the Company any time after 120 days following the agreement entered with the Agent or by the Agent upon written notification immediately.

2 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Corporate Activities

On February 26, 2021, the Company announced that it has appointed Mr. John Hick as an independent Director of the Board of the Company. Furthermore, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 3,185,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All of the options are exercisable for a period of five years at an exercise price of $0.32 per share.

On October 25, 2021, the Company granted incentive stock options to the Company’s Chief Executive Officer, Keith Morrison, to purchase 4,993,972 common shares in the capital of the Company. All of the options are exercisable for a period of five years at an exercise price of $0.40 per share.

On November 24, 2021, the Company held its Annual General and Special Meeting of shareholders of the Company. The shareholders ratified and approved the number of directors at six (6) and re-elected Charles Riopel, Douglas Ford, Christopher Messina, Keith Morrison, Zhen Janet Huang and John Hick as directors of the Company for the ensuing year. In addition, shareholders approved the incentive stock options granted to the Company’s Chief Executive Officer, Keith Morrison.

On February 17, 2022, the Company announced that it has executed a non-binding letter of intent ("Non-Binding LOI") providing for a business combination of PNR and the Company, (“Merger”). Under the policies of TSXV, PNR is a "Non-Arm's Length Party" of the Company. The Non-Binding LOI will form the basis upon which PNR and the Company will negotiate one or more definitive agreements governing the proposed Merger. It is currently anticipated that the Merger will be completed by way of a triangular amalgamation involving PNR, the Company and a wholly-owned subsidiary of the Company to be formed; provided, however that the definitive structure of the Merger will be determined based on further tax and structuring advice to be received prior to the execution of definitive agreements governing the proposed Merger. In this report, references to the "Resulting Issuer" is to the Company after the closing of the Merger.

Proposed Transaction Terms

The Company currently owns approximately 9.8% of the outstanding common shares of PNR on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in PNR, on an undiluted basis, for US$10 million, until February 26, 2025 (the "15% Warrant"). While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of PNR outstanding immediately prior to the closing of the Merger, other than any common share of PNR held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of PNR held by the Company would be extinguished. Following the completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of the Company and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of PNR (other than the Company).

In connection with the proposed Merger, and subject to any required shareholder and regulatory approvals, the Company is expected to seek the requisite shareholder and regulatory approvals to change the name and stock ticker symbol of the Resulting Issuer as part of the Merger to such name and ticker symbol as may be requested by PNR, acting reasonably, consolidate the common shares of the Resulting Issuer (the "Consolidation") and reconstitute the board of directors of the Resulting Issuer. The Non-Binding LOI provides for an exclusivity period ending at 11:59 p.m. (Toronto time) on April 2, 2022, which may be extended by mutual written consent of the parties, to allow parties to complete their due diligence and negotiate definitive agreements for the proposed Merger. This exclusivity period was subsequently amended by both Parties to April 29th, 2022.

On March 3, 2022, the Company entered into a promissory note loan agreement with PNR, whereby PNR borrowed US $1,000,000 from the Company and promises to pay back the loan in full on the maturity date, being April 30, 2022. Interest accruing at 10% per annum shall also be paid on maturity date together with the principal amount of the loan. In addition, PNR agreed to pay the Company a lender fee being 3% of the principal amount, which shall be due and payable to the Company on the maturity date.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripherally to the project.

3 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. Between 1959 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (“KØ”) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the Carbonatite property No. 2018/21 (63 km2).

During the years ended December 31, 2021 and 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021.

Sulussugut Licence (No. 2011/54) was granted by the Mineral Resources Authority, formerly Bureau of Minerals and Petroleum (“BMP”) of Greenland on August 15, 2011 and valid for 5 years until December 31, 2015 providing the Company meets the terms of the licence, which includes that specified eligible exploration expenditures must be made. The application for the second 5-year term on the Sulussugut Licence was submitted to the MLSA which was effective on April 11, 2016. The granting of two one-year period extensions provides for the renewal period ending December 31, 2022.

Ininngui Licence (No. 2012/28) is contiguous with the Sulussugut Licence and was granted by the BMP of Greenland on March 4, 2012. The Ininngui Licence was valid for 5 years until June 30, 2017. The application for the second 5-year term on the Ininngui Licence was submitted to the MLSA which was effective March 14, 2017. The granting of two one-year period extensions provides for the renewal period ending December 31, 2023.

Carbonatite Licence (No.2018/21) was granted by the BMP of Greenland on March 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a licence fee of $6,523 (DKK 31,000) upon granting of the Carbonatite Licence. The Carbonatite Licence is valid for 5 years. The granting of two one-year period extensions provides for the renewal period ending December 31, 2024.

Details of required work expenditures and accrued work credits for the above three licences are tabulated and given below in Table 1.

The Greenland MLSA, in two distinct initiatives, has adjusted the minimum required exploration commitment for the above three licences to DKK 0 for the years 2020 and 2021 and adjusted the licence expiry dates and the banked credits carry forward period by two years.

For all licences, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For all licences, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licences for a total of 9 additional years. The Company will be required to pay additional licence fees and will be obligated to incur minimum eligible exploration expenses for such years.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

4 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Table 1: Exploration commitment and credits at the end of 2021 (All amounts in table are expressed in thousands of DKK)

		Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area		2,689 km2	296 km2	63 km2
Valid until		December 31, 2022	December 31, 2023	December 31, 2024
Annual licence fee	DKK	41	41	31
Total credit available
Credit from previous years		283,945	30,425	10,545
Approved exploration expenditures (2021)		1,921	90	32
Exploration obligation (2021)		-	-	-

Total Credit	DKK	285,866	30,515	10,577
Carry Forward Period:
From 2017 until December 31, 2022		201,752	19,534	-
From 2018 until December 31, 2023		79,604	10,465	9,563
From 2019 until December 31, 2024		1,724	283	934
From 2020 until December 31, 2025		865	143	48
From 2021 until December 31, 2026		1,921	90	32

Total	DKK	285,866	30,515	10,577

Average Annual Rate DKK to CAD		0.1995	0.1995	0.0.1995
Accumulated exploration credits in CAD (,000)		$57,027	$6,087	$2,110

West Greenland Prospecting Licence – 2020/05

A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020. The Prospecting Licence is in effect until December 31, 2024.

Exploration and Development Activities

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue the systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season after a successful financing capable of supporting an integrated exploration program. However, the 2020 and 2021 summer program were further delayed due to the COVID-19 travel restrictions.

In June 2021, fuel and equipment stored on site at the Puiattoq camp site was removed. The wooden tent platforms remain on site for use in future exploration programs.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years. A new hydropower prospecting licence was submitted to the Greenland Government replacing the original licence that expired in July of 2021.

5 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Outlook - Exploration and Development for 2022-2024

Management is recommending a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project. The impact of Covid-19 is not expected to prevent the planning and execution of field work in Greenland. The Greenland Government eliminated the expenditure requirements for both 2020 and 2021. Management will assess the situation with the expectation of implementing the three-year plan starting in 2022.

2022	–	Apply the Company’s cumulative knowledge to Maniitsoq and other areas of Western Greenland and identify the geoscience data gaps to effective targeting.

–	Continue the assessment of hydropower development within watershed 06.H.

2023	-	Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2024	–	Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1). The drilling expenditure in 2024 would extend the Company’s 100% ownership of the Maniitsoq project until 2025.

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting licence for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year licence provides for the exclusive right to assess and develop potential hydropower resources. The licence was renewed for a three-year period expiring in July of 2021. An application for a new watershed prospecting permit has been prepared and submitted to the Greenland Government. The licence has been accepted as complete by the Government and subsequent to a 6-8 week review process a decision on awarding the licence will be made. A review of liabilities accompanying the new hydropower licence were assessed by NUNA Law (Nuuk) in conversation with the Company and the Greenland Government. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX.  Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company renewed its support for the annual Greenland mineral hunt.

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore.

6 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the Company has completed the required consideration and acquired 100% interest in the property. The Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke (figure 1). Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

Outlook – Exploration and Development for the next twelve months

Parts of the Post Creek Property have received limited historic exploration. Compilation work has identified targets comprised of radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

12-month Exploration Plan: Prospect and search for mineralization and/or quartz diorite on parts of the Post Creek Properties that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets while drawing down on the available exploration credits. The work expenditure would extend the Company’s 100% ownership of the Post Creek Project beyond 2025.

Exploration History

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and
•	A grab sample from angular float which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student carried out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The field mapping gram expanded the area of Sudbury Breccia.

7 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks; quartz diorite, partially melted country rocks or footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including 7.50 m @ 3.55% zinc and 0.82 ppm silver. Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets for volcanogenic massive sulfide mineralization.

In 2020, prospecting work to the immediate north and west of the drilling completed on the CJ Offset identified quartz diorite boulders and an outcrop of grey gabbro with 0.17% Ni, 0.55% Cu, and 0.26g/t Au+Pt+Pd. Sampling completed on Cu-Au mineralization within the area of Sudbury breccia returned up to 1.975% Cu and 0.873 ppm Au in two different samples, but no significant Ni, Pt, or Pd.

8 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Figure 1. Location of the Post Creek Project and the Sudbury Breccia Zone.

Parkin Deposit
Parkin Offset Dyke
Halcyon Project
CJ Quartz Diorite
Post Creek Project
(East Claims)
Sudbury Breccia Zone
Possible Trend of Parkin Dyke
Whistle Offset Trend
Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY BASIN
N
0
1
km
Legend
Ni-Cu mine / deposit
Diamond drill hole
Ni-Cu sulphide
Sudbury contact sub-layer & offset dykes
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
NORTH AMERICAN NICKEL INC.
Post Creek - Halcyon Projects Area, Ontario
HALCYON and POST CREEK EAST CLAIMS
Location of QD and Sudbury Breccia Zone

Corporate Social Responsibility

The Company has established a good working relationship with the Wahnapitae First Nation (“WFN”) at Capreol (Ontario) commencing with community presentations and followed up with ongoing contact with the Resource and Environmental officer. North American Nickel financially supported the 2019 Pow-Wow celebration held at Capreol. Exploration work on the property typically includes assistance of casual labour hired from the WFN community.

Halcyon Property

As at the date of this MD&A, the Company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km North of the property.

9 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Outlook – Exploration and Development for the next twelve months

The objective of further compilation work on the Halcyon Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

The Halcyon portion of the property has a priority target area flagged for follow-up in 2022, namely, the projection of the Milnet Fault Offset of the Parkin QD with minimal exploration and no EM or IP coverage. Across the target area, the Company will be prospecting for mineralization and/or radial/concentric offsets dykes located along stratigraphic horizons similar to those controlling the inflexion in the Parkin Offset at the historic Milnet Deposit.

12-month Exploration Plan: Prospect and search for mineralization and/or quartz diorite on parts of the Halcyon Property that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets. The work expenditure in 2022 would extend the Company’s 100% ownership of the Halcyon Project through 2025 and beyond.

Exploration History

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where occurrences of both quartz diorite and Sudbury Breccia have been identified. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and compiled.

Work in 2020 and 2021 consisted of monitoring activity on adjacent claims to assist in target generation.

Quetico Property

During the year ended December 31, 2018, the Company acquired 809 claims within the Thunder Bay Mining District of Ontario (Figure 2). Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small, differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared.

In April 2020, the Company applied for a one-year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM).  The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

10 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Figure 2: Quetico Property Location Map

A short program of prospecting and outcrop sampling was completed in June 2020 to search for mineralization related to early mid-continent rift peridotite intrusions and Archean pyroxenites. Targets comprising, magnetic responses, prospective geology and geochemical anomalies, were examined on all three clusters of claim cells.

Exploration was focussed on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (Figure 3). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

Sampling in the East block adjacent to Clean Air Metals' Current Lake Property identified outcropping peridotite and gabbroic rocks with trace sulphide. The geochemical signature of the peridotite is similar to the differentiated Disraeli, Hele and Seagull intrusions based on a comparison with historic assessment report and government data. There is no known electromagnetic (EM) survey coverage in the area and accordingly the next phase of exploration will include airborne or surface EM survey work. These surveys will be designed to detect conductive responses of potential nickel sulphide mineralization associated with the ultramafic intrusions.

11 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Figure 3: Quetico East Block Proximity to Current Lake Deposit

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations (Figure 4). A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

12 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Figure 4: Quetico West Block Location of 2020 Exploration Targets

NORTH AMERICAN NICKEL
QUETICO WEST
2020 EXPLORATION TARGETS
on TOTAL MAGNETIC FIELD
Legend
2020 Exploration Targets
2020 Exploration Targets
Propety Outline
Drill Collar
Road
Railway
Powerline
Watercourse
Waterbody
W1
W2
W3
W4
W5
W6
W7
W8
weakly mineralized
pyroxenite
Sapawe Lake
Aramis Lake
Niobe Lake
Nickleby Lake
Como Lake
Crystal Lake
0 0.5 1 2 km
NAD83 z15N
N
618000
620000
622000
624000
626000
628000
630000
632000
5404000
5402000
5400000
5398000
5396000
5394000

On the South block, a strong magnetic target was explained by massive magnetite.

Outlook – Exploration and Development for the next twelve months

Revisit plans to complete either a ground electromagnetic survey or an airborne VTEM survey designed to identify coincident EM responses in association with the magnetic response expected from differentiated mafic-ultramafic intrusions in the Quetico structural zone. Complete geophysical surveys over prospective target areas, and drilling if any priority targets are identified. The geophysical program would be carried out in spring 2022 to generate targets for a summer exploration program.

The work commitment to hold all 809 claim cells is $323,600, with claims due in April and May of 2022. The company made a decision to retain the most prospective claims and chose 99 claims. For the Quetico East Block, renewed 49 high priority claims for 2 years. For one of the Quetico West Blocks, renewed 46 claims for 1 year and 4 high priority claims for 2 years.

All other claims will expire.

Lingman Lake Property

The Company digitally staked 188 claim cells known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples and untested VTEM anomalies.

13 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

An application was lodged with the Ontario Ministry of Energy, Northern Development and Mine (ENDM) on March 17, 2021 to extend the tenure of the claim blocks due to impact from COVID-19 on the implementation of exploration work. The one-year exclusion was granted on May 6, 2021. Work commitments of $75,200 are due prior to April 15, 2022. The Company has no plans to carry further work at the present, thence the claims will expire.

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a camp scale project opportunity in the high Atlas Mountains of Morocco. Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km. The intrusions are host to three major Ni-Cu occurrences and another ten minor occurrences. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, four of the five permits were awarded to the Company with the decision on the fifth permit pending.

Outlook – Exploration and Development for the next twelve months

Over the next twelve months, the Company plans to acquire additional permits and develop its alliance with ONHYM. The initial work plan includes prospecting of the property and modern EM surveys to define potential drill targets.

Project Pipeline

Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The Company maintains a nickel project generation activity focusing on high prospectivity projects in countries with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. For the past year, the Company has been evaluating opportunities in Africa, including a direct investment in PNR, a private Canadian company who has recently completed a binding purchase agreement to acquire the prioritized assets, currently in liquidation, formerly operated by BCL in Botswana. In addition, priority property acquisitions in Morocco have been identified and the application process to acquire these properties has commenced.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of FY 2021, the Company had a working capital of $1,767,242 (FY 2020 - $207,775 a negative working capital) and reported accumulated deficit of $57,090,869 (FY 2020 - $53,298,417). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2021, the Company had $1,972,716 in available cash (December 31, 2020— $308,151). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

14 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

During FY 2021 year, the Company received additional cash inflow of $1,641,675 from exercised warrants and $112,000 from exercised options. On April 20, 2021, the Company closed a private placement consisting of an aggregate of 8,290,665 units of the Company ("Units") at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760.

Annual Summary

The annual summary is set out in the following table. The amounts are derived from the consolidated financial statements prepared under IFRS.

In thousands of CDN dollars, except per share amounts	2021	2020	2019
Net loss	3,996	2,741	28,859
Basic and diluted loss per share	0.03	0.03	0.36
Share capital	93,451	89,627	89,006
Common shares issued	131,204,627	109,833,648	88,690,791
Weighted average shares outstanding	125,421,490	96,521,169	79,152,786
Total assets	41,683	39,644	40,039
Investment in exploration and evaluation assets	122	635	780

Results of Operations

Net loss of $3,996,317 in FY 2021 was higher by $1,255,597 compared to a loss of $2,740,720 in FY 2020. The higher loss in FY 2021 was mainly driven by higher share-based payments costs during FY 2021.

Total Assets

Total assets during FY 2021 increased by a net of $2,038,338 from the end of FY 2020. The change is mainly attributed to increase in cash of $1,664,565, further net investment in PNR of $272,615, a net decrease to exploration and evaluation assets of $4,542, an increase in receivables and other current assets of $160,864, offset by a decrease in advance of $50,000, and decrease in equipment of $5,164.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the Greenland property and properties in Ontario. During FY 2021, the Company incurred a total of $189,187 in exploration costs and recorded impairment charge of $99,123 and a reduction to accrued liabilities of $94,606 resulting in net decrease of $4,542 to exploration and evaluation assets. During FY 2021, the Company incurred a total of $189,187 (FY 2020 - $632,891) in additions to exploration and evaluation assets, of which $133,772 related to Greenland (FY 2020 - $148,007) and $55,415 to other properties located in Canada (FY 2020 - $484,884).

15 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2021 4th quarter	2021 3rd quarter	2021 2nd quarter	2021 1st quarter
Statement of Loss

Net loss/(gain)	2,214	236	421	1,125
Net loss per share - basic and diluted	0.02	0.00	0.00	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	1,973	1,322	1,936	716
Total assets	41,683	41,298	41,486	40,185
Net assets	41,203	40,676	40,876	39,391
Share capital	93,451	91,607	91,827	90,534
Common shares issued	131,204,627	124,849,332	124,449,332	116,111,867
Weighted average shares outstanding	128,265,780	124,571,071	119,726,930	113,245,018

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2020 4th quarter	2020 3rd quarter	2020 2nd quarter	2020 1st quarter
Statement of Loss

Net loss	326	409	808	1,198
Net loss per share - basic and diluted	0.00	0.00	0.01	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	308	837	86	197
Total assets	39,644	39,893	39,150	39,753
Net assets	39,015	38,344	38,309	39,117
Share capital	89,627	89,630	89,006	89,006
Common shares issued	109,833,648	109,833,648	88,690,791	88,690,791
Weighted average shares outstanding	109,833,648	98,614,107	88,690,791	88,690,791

Three Months Ended December 31, 2021, and December 31, 2020

A net loss of $2,214,348 in Q4 2021 compared to a net loss of $325,672 in Q4 2020 resulted in an increased loss of $1,888,676 quarter-over-quarter and was due to the following events with shar-based payments being the most significant:

•	Share-based payments costs were $1,693,262 in Q4 2021 compared to $nil amount in Q4 2020.

•	Impairment of exploration and evaluation assets was $99,123 in Q4 2021 compared to $nil amount in Q4 2020.

•	Reversal of flow-through premium of $88,992 in Q4 2020 compared to a $nil amount in Q4 2021.

•	General and administrative costs of $303,207 in Q4 2021 were higher by $44,676 compared to $258,531 expenses in Q4 2020. Higher general and administrative expenses in Q4 2021 mainly related to higher investor relations and general office expenses.

•	Foreign exchange loss totaled $1,451 in Q4 2021 and was higher by $629 compared to a foreign exchange loss of $822 in Q4 2020.

•	Interest income was $Nil in Q4 2021 compared to a $2 amount in Q4 2020.

16 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

The higher loss in Q4 2021 was offset by the following lower expenditures in Q4 2021 compared to Q4 2020:

•	Unrealized loss in the valuation of investment in PNR of $106,941 and was lower by $23,059 in Q4 2021 compared to $130,000 amount in Q4 2020.

•	Property investigation costs were $15,622 in Q4 2021 and were lower by $8,083 compared to 23,705 costs incurred in Q4 2020.

•	Amortization expense reversal of $5,258 in Q4 2021 and was lower by 6,864 compared to $1,606 expense in Q4 2020.

Twelve Months Ended December 31, 2021, and December 31, 2020

The Company incurred a net loss of $3,996,317 in FY 2021 compared to a net loss of $2,740,773 in FY 2020 resulting in an increased loss of $1,255,544 (year-over-year) and was due to the following events:

•	Share-based payments of $2,530,706 in FY 2021 and were higher by $1,561,315 compared to $969,391 amount in FY 2020.

•	Reversal of flow-through premium of $88,992 in FY 2020 compared to a $nil amount in FY 2021.

•	Unrealized loss in the valuation of investment in PNR of $168,831 in FY 2021 was higher by $38,831 compared to $130,000 amount in FY 2020.

•	Foreign exchange loss totaled $7,041 in FY 2021 and was higher by $6,065 compared to a foreign exchange loss of $976 in FY 2020.

•	Interest income was minimal, $9 in FY 2021 and was lower by $38 compared to slightly higher amount of $47 in FY 2020.

The higher loss in FY 2021 was offset by the following lower expenditures in FY 2021 compared to FY 2020:

•	Exploration and evaluation were written off by $436,897 in FY 2020 and were higher by $337,774 compared to $99,123 amount in FY 2021.

•	General and administrative costs of $1,158,809 in FY 2021 were lower by $79,290 compared to $1,238,154 expenses in FY 2020. Higher general and administrative expenses in FY 2020 mainly related to salaries and benefits, higher professional fees and higher management fees.

•	Property investigation costs were $26,652 in FY 2021 and were lower by $20,296 compared to $46,948 costs in FY 2020.

•	Amortization expense was $5,164 in FY 2021 and was lower by $2,282 compared to $7,446 in FY 2020.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

17 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

On April 20, 2021, the Company completed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company ("Units") at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760. This financing improved the liquidity and increased the capital resources of the Company. The net proceeds from the sale of the units have been used for continued investment in PNR, advancing exploration activity in Morocco and Greenland and for general corporate and working capital purposes.

Further, in FY 2021 and as of the date of this report, the Company has received $2,133,237 in cash inflow from exercised warrants and options which will improve the liquidity and increase the capital of the Company.

As at December 31, 2021, the Company had $1,972,716 in available cash.

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

Working Capital

As at December 31, 2021, The Company had a working capital of $1,767,242 (December 31, 2020 – $207,775 a negative working capital), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash and receivable.

Going Concern

As at December 31, 2021, the Company had accumulated losses totaling $57,090,869. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum. During FY 2021, the Company paid $10,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. During FY 2021, the Company paid $8,000 which will be deducted from any payments to be made under the NSR.

Flow-through shares

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2019, the Company received $400,440 from the issue of flow-through shares and has incurred $1,238 of eligible expenditures during the year ended December 31, 2019. During FY 2020, the Company incurred $439,999 of eligible expenditures.

18 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as deferred income. As at December 31, 2020, the Company has renounced and expended $400,440 of the proceeds from flow-through shares.

The Company had no contingent liabilities as at December 31, 2021.

Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	December 31, 2021	December 31, 2020	December 31, 2019
Geological consulting fees – expensed	-	5	136
Management fees – expensed	531	478	747
Salaries - expensed	-	182	185
Share-based payments	2,314	756	-
Total	2,845	1,421	1,068

During the year ended December 31, 2021, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction

Premium Nickel Resources (“PNR”)	Investment in PNR
PNR	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.
Bennett Jones LLP (“BJ”)	A legal firm in which the Company’s former chairman was a consultant
Lacnikdon Limited (“Morrison”) (Keith Morrison)	Consulting fees for the services of CEO. Agreement effective Jun 1, 2018.
Sarah-Wenjia Zhu (“Zhu”) Consultation WJZHU Inc.	CFO, employment contract terminated on September 31, 2020 and replaced by a consulting agreement.
Mark Fedikow (“Fedikow’’)	President, employment contract terminated on July 31, 2020 and replaced by a consulting agreement.
Charles Riopel (“Riopel”)	Director

Doug Ford (“Ford”)	Director

Christopher Messina (“Messina”)	Director

Janet Huang (“Huang”)	Director

Gilbert Clark (“Clark”)	Former Director, resigned on January 7, 2021

John Hick (Hick”)	Director

(a)	Initial investment of $24,000 in PNR in 2019 and subsequently further investment of $154,164 during 2020 and $441,446 during 2021. To December 31, 2021, the Company’s total investment constitutes a 10% holding (December 31, 2020 – 11.01%) in PNR.

19 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

(b)	Charged PNR $2,370,444 (FY 2020 - $647,164) for services including charged $42,315 in administrative fees (FY 2020 - $8,495), received $2,225,589 (FY 2020 – $701,305) and recorded $199,145 in due from PNR (FY 2020 - $54,619). Subsequent to December 31, 2021, the Company received the $199,145 in full from PNR.

(c)	Paid $202,893 (FY 2020 - $184,885) to Morrison for management services provided. In addition, granted 5,593,972 options with a fair value of $1,851,002 (FY 2020 - 1,800,000 with a fair value of $164,924) as disclosed in key management personnel compensation within fees and share-based payment.

(d)	Paid $205,680 (FY 2020 - $182,250) to Zhu for management services provided, $108,192 of which was services charged back to PNR. In addition, granted 300,000 options with a fair value of $78,870 (FY 2020: 600,000 with a fair value of $79,782) as disclosed in key management personnel compensation within fees and share-based payment.

(e)	Paid $67,500 (FY 2020 - $172,083) to Fedikow for management services provided.

(f)	Paid $30,000 (FY 2020 - $27,750) to Riopel for management services provided. In addition, granted 300,000 options with a fair value of $78,870 (FY 2020 - 800,000 with a fair value of $106,400) as disclosed in key management personnel compensation within fees and share-based payment.

(g)	Paid $60,000 (FY 2020 - $27,750) to Ford for management services provided. In addition, granted 350,000 options with a fair value of $92,015 (FY 2020 - 600,000 with a fair value of $79,800) as disclosed in key management personnel compensation within fees and share-based payment.

(h)	Paid $60,000 (FY 2020 - $27,750) to Messina for management services provided. In addition, granted 350,000 options with a fair value of $92,015 (FY 2020 - 600,000 with a fair value of $79,800) as disclosed in key management personnel compensation within fees and share-based payment.

(i)	Granted 160,000 options with a fair value of $42,064 (FY 2020 - 600,000 with a fair value of $79,800) to Huang as disclosed in key management personnel compensation within fees and share-based payment.

(j)	Paid $55,000 (FY 2020 - $Nil) to Hick for management services provided. In addition, granted 300,000 options (FY 2020 - nil) with a fair value of $78,870 as disclosed in key management personnel compensation within fees and share-based payment.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2021.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at December 31, 2021	Basis of Measurement	Associated Risks
Cash	1,973	FVTPL	Credit
Other receivables	75	Amortized cost	Credit
Trade payables	480	Amortized cost	Liquidity

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

20 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

•	The Company has negative operating cash flows and might not be able to continue as a going concern;

•	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;

•	The speculative nature of resource exploration and development projects;

•	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;

•	The Company’s ability to successfully establish mining operations and profitable production;

•	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;

•	The economic uncertainty of operating in a developing country, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;

•	Other foreign operations risks; potential changes in applicable laws and government or investment policies;

•	The Company is not insured against all possible risks;

•	Environmental risks and hazards;

•	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;

•	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;

•	Increased competition in the mineral resource sector;

•	The Company may have difficulty recruiting and retaining key personnel;

•	Currency fluctuations risk;

•	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;

•	No production revenues;

•	Stock exchange prices’ volatilities;

•	Potential Conflicts of interest;

•	Ability to exercise statutory rights and remedies under Canadian securities law;

21 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

•	Enforceability of foreign judgements;

•	Unforeseen litigation;

•	The Company’s future sales or issuance of common shares;

•	Risk of suspension of public listing due to failure to comply with local securities regulations;

•	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;

•	Risk of fines and penalties; and

•	Risk of improper use of funds in local entity.

•	Potential impact of COVID-19 on exploration program and activities.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	133,870,031
Preferred shares	65,659
Stock options	15,013,972
Warrants	13,417,421
Fully diluted share capital	162,367,083

Events Subsequent to December 31, 2021

a)	On February 17, 2022, the Company announced that it has executed a non-binding letter of intent ("Non-Binding LOI") providing for a business combination of Premium Nickel and the Company, (“Merger”). Under the policies of TSXV, Premium Nickel is a "Non-Arm's Length Party" of the Company. The Non-Binding LOI will form the basis upon which Premium Nickel and the Company will negotiate one or more definitive agreements governing the proposed Merger. It is currently anticipated that the Merger will be completed by way of a triangular amalgamation involving Premium Nickel, the Company and a wholly-owned subsidiary of the Company to be formed; provided, however that the definitive structure of the Merger will be determined based on further tax and structuring advice to be received prior to the execution of definitive agreements governing the proposed Merger. The company is the Resulting Issuer after the closing of the Merger.

Proposed Transaction Terms

The Company currently owns approximately 9.8% of the outstanding common shares of Premium Nickel on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in Premium Nickel, on an undiluted basis, for US$10 million, until February 26, 2025 (the "15% Warrant") While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of Premium Nickel outstanding immediate prior to the closing of the Merger, other than any common share of Premium Nickel held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of Premium Nickel held by the Company would be extinguished. Following completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of the Company and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of Premium Nickel (other than the Company).

In connection with the proposed Merger, and subject to any required shareholder and regulatory approvals, the Company is expected to seek the requisite shareholder and regulatory approvals to change the name and stock ticker symbol of the Resulting Issuer as part of the Merger to such name and ticker symbol as may be requested by Premium Nickel, acting reasonably, consolidate the common shares of the Resulting Issuer (the "Consolidation") and reconstitute the board of directors of the Resulting Issuer. The Non-Binding LOI provides for an exclusivity period ending at 11:59 p.m. (Toronto time) on April 2, 2022, which has been extended to April 15 by mutual written consent of the parties, to allow parties to complete their due diligence and negotiate definitive agreements for the proposed Merger.

b)	On March 3, 2022, the Company entered into a promissory note loan agreement with Premium Nickel, whereby Premium Nickel borrowed US $1,000,000 from the Company and promises to pay back the loan in full on the maturity date, being April 30, 2022. Interest accruing at 10% per annum shall also be paid on maturity date together with the principal amount of the loan. In addition, Premium Nickel agreed to pay the Company a lender fee being 3% of the principal amount, which shall be due and payable to the Company on the maturity date.

22 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

c)	On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). Subsequent on April 8, the Offering has been upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a Resulting Issuer Share. on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the Merger Transaction;

ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Merger Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Merger Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the Merger Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Merger Transaction shall be completed without undue delay upon release of the Escrowed Funds;

iv)	the common shares of the Resulting Issuer being conditionally approved for listing on the TSXV; and

v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

The Offering is expected to close on or about April 28, 2022 (the "Closing Date"), or such other date as the Lead Agent and the Company may mutually agree. on the Closing Date, the proceeds of the Offering will be held in escrow pending the earlier of (i) the satisfaction of the Escrow Release Conditions and (ii) the occurrence of a termination event, of which can be terminated by the Company any time after 120 days following the agreement entered with the Agent or by the Agent upon written notification immediately.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

23 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2021

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland" dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

24 | TSXV:NAN / Q4 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between December 31, 2020 and December 31, 2019, and the results of operations for the three and twelve months ended December 31, 2020 (“Q4 2020” and “FY 2020”, respectively) and December 31, 2019 (“Q4 2019 and “FY 2019”, respectively). The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal years ended December 31, 2020 and 2019. In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts in the discussion are expressed in Canadian dollars and in Danish Kroners (“DKK”). All amounts in tables are expressed in thousands of Canadian dollars and in thousands of Danish Kroners where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated April 23, 2021. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in this discussion, in the consolidated financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

Company Overview and Highlights

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. The Company’s principal asset is its Maniitsoq Property, in Southwest Greenland, a district scale land position.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

Exploration & Development Activities

Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario.

In early 2018, NAN initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that should demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, NAN has acquired three new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift. On September 25, 2019, the Company entered into an agreement to earn a 100% interest in the Loveland Nickel property in the Timmins area of Ontario and subsequently completed a 4-hole program for 1,086 metres of diamond drilling, with borehole electromagnetic (BHEM) surveys on the project. Based on the result of the exploration program, the management elected not to proceed with further exploration on the property and terminated the agreement.

1 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR has submitted an Indicative Offer to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana on June 30, 2020 and was selected as the preferred bidder on February 16, 2021. Subsequently on March 24, PNR signed an Exclusivity Memorandum of Understanding (“MOU”) with the Liquidator which will govern a six-month exclusivity period to complete additional engineering work and related purchase agreements on the assets. NAN provides technical and management support to PNR through a Services Agreement and a Consulting Agreement. The CEO, CFO and the chair of NAN’s Board were appointed to be the CEO, CFO and the Chair of PNR. NAN currently owns 9.94% of PNR upon a further investment of $100,400 on March 23, 2021 and has a 5-year Warrant to purchase an additional 15% of PNR for USD$10 million.

Financing Activities

On August 13 and August 31, 2020, the Company closed its announced non-brokered private placement in two tranches issuing a total of 21,142,857 Units at a price of $0.07 per unit for aggregate gross proceeds of $1,480,000. Each Unit consisted of one common share in the capital of the Company and one transferable common share purchase warrant ("Warrant") of the Company. Each Warrant will entitle the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.09. The warrants are subject to an acceleration clause such that if the closing market price of the common Shares on the TSX-V is greater than $0.12 per Common Share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the Placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2020, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

The proceeds of the placement have been used for continued investment in Premium Nickel Resources, as well as advancing exploration activity in Morocco and Greenland, and for general corporate and working capital purposes.

Subsequent to FY 2020, 6,278,219 warrants have been exercised, totalling in $665,135 proceeds to the Company.

On April 20, 2021, the Company closed the previously announced and oversubscribed non brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the "Units") at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,759.60 Each Unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant ("Warrant") of the Company. Each full Warrant entitles the holder to acquire one common share of the Company at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months following its issuance date, at a price of $0.35.

In connection with the private placement, the Company has paid eligible finders (the "Finders"): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $57,189.62, and (ii) a number of common share purchase warrants (the "Finder Warrants") equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

Corporate Activities

In June 2020, the Company announced that Mr. John Sabine has stepped down from his position as Non-Executive Chairman and Director of the NAN Board. Subsequently, the Board appointed Mr. Charles Riopel as Interim Non-Executive Chairman and Mr. Douglas Ford as Interim Lead Independent Director.

The Company held its Annual General and Special Meeting on September 21, 2020. All directors were re-elected for the ensuing year and the Company's Stock Option Plan was approved. Following the meeting the board of directors re-appointed Charles Riopel as Chairman, Keith Morrison as Chief Executive Officer and Sarah-Wenjia Zhu as Chief Financial Officer.

During the year ended December 31, 2020, the Company granted an aggregate total of 7,850,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 6,650,000 options at $0.16 per share and 1,200,000 options at $0.09 per share.

2 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

On February 26, 2021, the Company announced that it has appointed Mr. John Hick as an independent Director of the Board of the Company. Furthermore, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 3,185,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All of the options are exercisable for a period of five years at an exercise price of $0.32 per share.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. Between 1959 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (“KØ”) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the Carbonatite property No. 2018/21 (63 km2).

During the FY 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021.

Sulussugut Licence (No. 2011/54) was granted by the Bureau of Minerals and Petroleum (“BMP”) of Greenland on August 15, 2011 and valid for 5 years until December 31, 2015 providing the Company meets the terms of the licence, which includes that specified eligible exploration expenditures must be made. The application for the second 5-year term on the Sulussugut Licence was submitted to the MLSA which was effective on April 11, 2016. The granting of two one-year period extensions provides for the renewal period ending December 31, 2022.

Ininngui Licence (No. 2012/28) is contiguous with the Sulussugut Licence and was granted by the BMP of Greenland on March 4, 2012. The Ininngui Licence was valid for 5 years until June 30, 2017. The application for the second 5-year term on the Ininngui Licence was submitted to the MLSA which was effective March 14, 2017. The granting of two one-year period extensions provides for the renewal period ending December 31, 2023.

Carbonatite Licence (No.2018/21) was granted by the BMP of Greenland on March 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a licence fee of $6,523 (DKK 31,000) upon granting of the Carbonatite Licence. The Carbonatite Licence is valid for 5 years. The granting of two one-year period extensions provides for the renewal period ending December 31, 2024.

Details of required work expenditures and accrued work credits for the above three licences are tabulated and given below in Table 1.

3 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

The Greenland MLSA, in two distinct iniatives, has adjusted the minimum required exploration commitment for the above three licences to DKK 0 for the years 2020 and 2021 and adjusted the licence expiry dates and the banked credits carry forward period by two years.

For all licences, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For all licences, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licences for a total of 9 additional years. The Company will be required to pay additional licence fees and will be obligated to incur minimum eligible exploration expenses for such years.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

Table 1: Exploration commitment and credits at the end of 2020 (All amounts in table are expressed in thousands of DKK)

		Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area		2689 km2	296 km2	63 km2
Valid until		December 31, 2021	December 31, 2022	December 31, 2023
Annual licence fee	DKK	41	41	31
Total credit available
Credit from previous years		283,080	30,282	10,497
Approved exploration expenditures (2020)		865	143	48
Exploration obligation (2020)		-	-	-

Total Credit	DKK	283,945	30,425	10,545
Carry Forward Period:
From 2017 until December 31, 2021		201752	19,534	-
From 2018 until December 31, 2022		79,604	10,465	9,563
From 2019 until December 31, 2023		1,724	283	934
From 2020 until December 31, 2024		865	143	48

Total	DKK	283,945	30,425	10,545

Average Annual Rate DKK to CAD		0.2070	0.2070	0.2070
Accumulated exploration credits in CAD (,000)		$58,777	$6,298	$2,183

West Greenland Prospecting Licence – 2020/05

A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020. The Prospecting Licence is in effect until December 31, 2024.

4 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Exploration and Development Activities

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue our systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season subsequent to a successful financing capable of supporting an integrated exploration program. However, the 2020 summer program was further delayed due to the COVID-19 travel restrictions. Management is re-assessing the possibility of carrying out the program in 2021.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years.

Outlook - Exploration and Development for 2021-2023

Management is recommending a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project. The impact of Covid-19 will prevent the planning and execution of field work in Greenland. The Greenland Government eliminated the expenditure requirements for both 2020 and 2021. Management will assess the situation with the expectation of implementing the three-year plan starting in 2021.

2021 – Apply the Company’s cumulative knowledge to Maniitsoq and other areas of Western Greenland and identify the geoscience data gaps to effective targeting.

  – Continue the assessment of hydropower development within watershed 06.H.

2022 - Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2023 – Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1). The drilling expenditure in 2022 would extend the Company’s 100% ownership of the Maniitsoq project until 2025.

Exploration History

The Company undertook numerous exploration activities and completed various mineralogical studies during the period from 2012 to 2019, including 52,895.16 metres of drilling in 189 holes and 13,497 line-km of SkyTEM and VTEM surveys. A National Instrument 43-101 was completed on the Maniitsoq property in March 2016 and updated in March 2017. QEMSCAN mineralogical analyses on drill core samples documenting favourable liberation and recovery characteristics for Maniitsoq mineralization was reported in April 2016.

NAN has progressively implemented new exploration methodologies and tools in an effort to refine targeting at the property and borehole scales. These include the introduction of helicopter-borne electromagnetic and magnetic surveys, modern surface-based electromagnetic, induced polarization, and gravity surveys, application of Worldview-3 satellite imagery, implementation and consistent use of borehole electromagnetic methods, collection of oriented drill core, optical televiewer data and downhole physical properties; structural studies, geochemical studies and 3D modelling. The compilation and integration of data has resulted in a vast improvement in the understanding of the geology of the GNB and it resulted in the discovery of surface and sub-surface nickel-copper sulphide occurrences and the expansion of mineral zones comprising the Mikissoq, Spotty Hill, Imiak Hill, Fossilik, P-008, P-013, and P-053, four of which remain open in one or more directions. In addition, nickel sulphide mineralization has been intersected at a number of other locations throughout the Greenland Norite Belt, including at the P-004, P-013, P-030, P-032, P-053, and Pingo targets (figure 1). Exploration continues to extend known zones of mineralization and provides a framework for future discoveries.

5 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Figure 1. Location of Mineralized targets.

Ni-Cu OCCURRENCES
Mineralized target zone
Other Ni-Cu sulphide occurrence
Greenland Norite Belt
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Sandre Isortoq
Fossilik
(P-004, 058 and 059)
P-008
P-013
P-053
P-030
P-032
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnefjeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS
WGS84 UTM Z22N
24-Mar-2017

6 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Carbonatite

On May 4, 2018 the Company was awarded an exploration licence (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex.

The work program in 2018 consisted of compilation, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization and drilling to evaluate the potential for strategic metals (niobium, tantalum, and rare earth elements) in areas outside of the focus areas of historic drilling.

A report on the strategic metal potential of the Qeqertassaq carbonatite was commissioned, and emphasis was placed on understanding the upside potential of the light rare earth element vein system, the niobium mineralization, and the potential for tantalum mineralization is association with soeviite series rocks.

Exploration Results

Exploration programs on the Maniitsoq Property completed between 2011 and 2018 expanded the footprint of the historic mineral occurrences at the Imiak Hill Complex and Fossilik and resulted in the discovery of several new occurrences of mineralized norite in the belt. The Company is currently working to determine the significance of these zones.

Imiak Hill Complex

The Imiak Hill Complex comprises three separate mineralized norite intrusions termed Imiak Hill, Spotty Hill and Mikissoq within an ~3 km2 area of the Maniitsoq property (figure 2).

Imiak Hill

The up-dip extent of the Imiak Hill mineralization, originally discovered by KØ, is marked by a surface gossan approximately 80 by 100 metres in size. Mineralization consists of two parallel zones, defined over a maximum strike length of 25 to 30 metres and dip extent of 270 meters. The mineral zone at Imiak is closed-off by exploration, but it remains possible that structurally detached segments of the norite may exist at depth. Mineralization is hosted in norite and leuconorite and consists of a network of remobilized semi-massive to massive sulphide veins and breccia veins collectively ranging from approximately 0.3 to 13.6 metres in width. Mineralization increases in grade with depth and sulphides consist of medium to coarse grained pyrrhotite, pentlandite, pyrite, and chalcopyrite. Semi-massive to massive sulphide samples typically grade 3 to 7 % Ni, 0.1 to 0.2 % Co and less than 0.1 g/t Pt+Pd+Au. Copper values are highly variable ranging from less than 0.1 to 6.3 percent; this broad range suggests that secondary re-distribution of mineralization into noritic rocks has occurred.

Assays highlights at Imiak Hill include:

MQ-13-026:     25.51 m @ 3.25% Ni, 0.48% Cu

MQ-13-028:     24.75 m @ 3.19% Ni, 1.14% Cu

MQ-14-072:     16.35 m @ 2.51% Ni, 0.77% Cu

Spotty Hill

The Spotty Hill nickel-copper sulphide mineralization comprises a zone of disseminated to blebby magmatic sulphide containing intersections of semi-massive to massive stringer and vein sulphides hosted in melanorite. The up-plunge extent of the zone is represented by irregularly distributed surface gossans. The zone typically varies between two and 20 metres in width and has been intersected by drilling over a plunge distance of 400 metres. The down-dip extent of the zone is interpreted to be 150 metres in the highest-grade part of the zone where most of the drilling is concentrated. The Spotty Hill mineralization is characterized by elevated platinum and palladium; typical assays returned values between 0.1 and 1.0 g/t Pt+Pd+Au. Grades of the precious metals typically increase with increase in nickel grade. Copper concentrations are commonly between 0.1 and 0.5 percent but can be erratically distributed with some mineralized samples containing less than 0.1 % Cu and others up to 2 % Cu. Cobalt values are commonly between 0.01 and 0.05 percent.

7 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Assay highlights at Spotty Hill include:

MQ-14-062:	66.00 m @ 0.61% Ni, 0.16% Cu, 0.22 g/t Pt+Pd+Au Incl.
8.55 m @ 2.98% Ni, 0.59% Cu, 0.86 g/t Pt+Pd+Au
MQ-14-065:	61.29 m @ 0.66% Ni, 0.17% Cu, 0.25 g/t Pt+Pd+Au Incl.
10.60 m @ 1.69% Ni, 0.34% Cu, 0.50 g/t Pt+Pd+Au
MQ-15-075:	15.55m @ 1.06% Ni, 0.24% Cu, 0.31 g/t Pt+Pd+Au incl.
6.00 m @ 1.77% Ni, 0.23% Cu, 0.46 g/t Pt+Pd+Au
MQ-16-121:	4.75 m @ 1.59% Ni, 0.30% Cu, 0.66 g/t Pt+Pd+Au
MQ-17-143:	7.80 m @ 1.35% Ni, 0.26% Cu, 1.85 g/t Pt+Pd+Au incl.
5.00 m @ 1.69% Ni, 0.33% Cu, 2.71 g/t Pt+Pd+Au

Mikissoq

Mineralization at Mikissoq is hosted in two norite intrusions separated by orthogneiss. The shallow zone correlates with the historic Mikissoq gossan containing up to 3.73% Ni in surface grab samples and drilling has outlined mineralization over a strike extent of 25 metres and to a maximum depth of 95 metres below surface. Intersections range from 2 to 20 metres in width. Mineralization consists of disseminated to blebby sulphides with intervals of locally remobilized vein, stringer, and breccia vein sulphides, as well as sulphide fracture fillings. Assay values for the shallow mineralization vary widely depending on the amount of remobilized sulphides present in the sample. Semi-massive to massive sulphide samples from borehole MQ-13-029 returned values of approximately 4.5 to 7.5 % Ni, 0.15 to 0.65 % Cu, 0.1 to 0.2 % Co and up to 0.3 g/t Pt+Pd+Au. Disseminated sulphide mineralization with localized sulphide veins and stringers in borehole MQ-13-027 returned an average value of 0.7 % Ni and 0.3 % Cu.

The top of the deeper sulphide zone is located approximately 100 metres below the bottom edge of the shallow mineralization and has been intersected over a dip extent of 105 metres by three boreholes on one section. Intersections range from 21 to 38 meters in true width. The mineralization consists of coarse-grained magmatic sulphide disseminations, blebs, and patches, with local stringers and veins of remobilized sulphide mineralization. The deeper sulphide lens averages between 0.5 and 1.1 % Ni, 0.25 and 0.55 % Cu, and 0.01 and 0.03 % Co. The intervals with the highest sulphide content, including remobilized sulphides, typically grade between 1 and 4 % Ni, 0.25 and 0.65 % Cu, as well as 0.02 and 0.08 % Co. Combined Pt+Pd+Au concentrations are typically less than 0.2 g/t.

The trend of the Mikissoq mineral zone is open and untested at depth.

Assay highlights at Mikissoq include:

Upper Zone

MQ-13-029:	9.99 m @ 4.65% Ni, 0.33% Cu
MQ-14-073:	61.35 m @ 0.63% Ni, 0.18% Cu incl.
2.6 m @ 1.79% Ni and 0.54% Cu and
4.6 m @ 1.27% Ni and 0.27% Cu and
6.56 m @ 1.59% Ni, 0.22% Cu

Lower Zone

MQ-16-113:	53.25m @ 0.81% Ni, 0.36% Cu incl.
5.15m @ 2.56% Ni, 0.37% Cu
MQ-16-117:	74.05m @ 1.08% Ni, 0.54% Cu incl.
13.65m @ 1.84% Ni, 0.64% Cu
MQ-16-118:	47.00m @ 0.51% Ni, 0.25% Cu incl.
15.00m @ 1.03% Ni, 0.32% Cu

8 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Figure 2. Plan Map Imiak Hill Complex (IHC) showing the locations of Imiak Hill, Spotty Hill, and Mikissoq.

Fossilik Intrusion

The Fossilik Intrusion is one of the largest and most continuous GNB Intrusions. It is located eight kilometres to the southwest of the Imiak Hill Complex; it is approximately five square kilometres in size and contains or is associated with several zones of mineralization, including a large area of surface mineralization at the southwestern end of the intrusion (figure 3). The main zone of mineralization is P-058, and this corresponds to the historic Fossilik II showing.

The P-058 mineralization to the southwest of the Fossilik Intrusion consists of a tabular zone of mineralization that has been intersected over a strike extent of 100 metres. A secondary narrow parallel zone of remobilized and magmatic sulphides occurs in the footwall and both the main and footwall zones are interpreted to be open down-dip and down-plunge. The overall footprint of the mineralization is interpreted to extend from surface to a vertical depth of 695 metres based on borehole EM (BHEM) results. The mineralization, which is variably hosted in norite or adjacent gneisses, consists of both disseminated to blebby magmatic sulphides and high grade remobilized massive to breccia sulphide veins and stringers. Individual remobilized massive and breccia sulphide veins range from a few centimetres to about one metre in width. Remobilized sulphide samples return high nickel and/or copper grades of up to 6.8 % Ni and 7.7 % Cu and commonly contain between 0.1 and 0.2 % Co. Norite-hosted disseminated to blebby mineralization observed in boreholes MQ-15-077 and MQ-16-105 grades between 0.55 and 0.75 % Ni and 0.19 and 0.27 % Cu, respectively.

The P-058 mineral zone remains open at depth and may represent a structurally detached portion of the keel of the Fossilik Intrusion.

9 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Assay highlights at Fossilik include:

MQ-14-054:	5.58 m @ 1.72% Ni, 0.26% Cu
MQ-16-105:	10.20 m @ 3.41% Ni, 0.28% Cu incl.
4.10 m @ 4.85% Ni, 0.29% Cu
MQ-16-111:	3.06 m @ 3.93% Ni, 0.25% Cu
MQ-17-146:	10.70 m @ 2.53% Ni, 1.26% Cu incl.
3.50 m @ 4.97% Ni, 2.30% Cu and
2.20 m @ 3.35% Ni, 1.31% Cu

Figure 3. Plan Map showing the geology of the Fossilik Intrusion and the distribution of mineral occurrences and disseminated sulphide mineralization.

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting licence for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year licence provides for the exclusive right to assess and develop potential hydropower resources. The licence was renewed for a three-year period expiring in July of 2021. An application for a new watershed prospecting permit is in preparation. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX.  Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

10 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company renewed its support for the annual Greenland mineral hunt.

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in the area of watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the Company has completed the required consideration and acquired 100% interest in the property. The Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke (figure 4). Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

Outlook – Exploration and Development for 2021

The objective of further compilation work on the Post Creek Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

2021 – Prospect and search for mineralization and/or quartz diorite on parts of the Post Creek Properties that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets while drawing down on the available exploration credits. The work expenditure in 2021 would extend the Company’s 100% ownership of the Post Creek Project into 2025 and beyond.

Exploration History

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

•	A grab sample from angular float which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

11 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student carried out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The field mapping gram expanded the area of Sudbury Breccia.

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks; quartz diorite, partially melted country rocks or footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including 7.50 m @ 3.55% zinc and 0.82 ppm silver. Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets for volcanogenic massive sulfide mineralization.

In 2020, prospecting work to the immediate north and west of the drilling completed on the CJ Offset identified quartz diorite boulders and an outcrop of grey gabbro with 0.17% Ni, 0.55% Cu, and 0.26g/t Au+Pt+Pd. Sampling completed on Cu-Au mineralization within the area of Sudbury breccia returned up to 1.975% Cu and 0.873 ppm Au in two different samples, but no significant Ni, Pt, or Pd.

12 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Figure 4. Location of the Post Creek Project and the Sudbury Breccia Zone.

Parkin Offset Dyke
Parkin Deposit
Halcyon Project
CJ Quartz Diorite
Post Creek Project
(East Claims)
Sudbury Breccia Zone
Possible Trend of Parkin Dyke
Whistle Offset Trend
Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY BASIN
N
0
1
km
Legend
Ni-Cu mine / deposit
Diamond drill hole
Ni-Cu sulphide
Sudbury contact sub-layer & offset dykes
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
NORTH AMERICAN NICKEL INC.
Post Creek - Halcyon Projects Area, Ontario
HALCYON and POST CREEK EAST CLAIMS
Location of QD and Sudbury Breccia Zone
Drawn by: J. Pattison
09-Nov-2016

13 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Corporate Social Responsibility

The Company has established excellent working relationships with the Wahnapitae First Nation (“WFN”) at Capreol (Ontario) commencing with community presentations and followed up with ongoing contact with the Resource and Environmental officer. North American Nickel financially supported the 2019 Pow-Wow celebration held at Capreol. Exploration work on the property typically includes assistance of casual labour hired from the WFN community.

Halcyon Property

As at the date of this MD&A, the Company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km North of the property.

Outlook – Exploration and Development for 2021

The objective of further compilation work on the Halcyon Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

The Halcyon portion of the property has 2 priority areas flagged for follow-up in 2021, viz: 1. Possible Sudbury type quartz diorite in historic drill core associated with IP chargeability and B horizon soil Cu-Ni anomalies; 2. Two areas with minimal historic work that rest on the corridor projection of the Milnet Fault Offset of the Parkin QD with no EM or IP coverage. In these target areas, NAN will be prospecting for mineralization and/or radial/concentric offsets dykes located along stratigraphic horizons similar to those controlling the inflexion in the Parkin Offset at the historic Milnet Deposit.

2021 – Prospect and search for mineralization and/or quartz diorite on parts of the Halcyon Property that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets. The work expenditure in 2021 would extend the Company’s 100% ownership of the Halcyon Project through 2025 and beyond.

Exploration History

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where occurrences of both quartz diorite and Sudbury Breccia have been identified. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and compiled.

Work in 2019 and 2020 consisted of compilation and target generation.

14 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Quetico Property

During the year ended December 31, 2018, the Company acquired 809 claims within the Thunder Bay Mining District of Ontario (Figure 5). Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared. An application was lodged with the Mining Lands Administration of the Ontario Government in April 2020 to extend the tenure of the claim blocks due to impact from COVID-19 on implementation of exploration work. A one-year exclusion was granted on September 1, 2020.

Figure 5: Quetico Property Location Map

A short program of prospecting and outcrop sampling was completed in June 2020 to search for mineralization related to early mid-continent rift peridotite intrusions and Archean pyroxenites. Targets comprising, magnetic responses, prospective geology and geochemical anomalies, were examined on all three clusters of claim cells.

Exploration was focussed on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (Figure 6). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

Sampling in the East block adjacent to Clean Air Metals' Current Lake Property identified outcropping peridotite and gabbroic rocks with trace sulphide. The geochemical signature of the peridotite is similar to the differentiated Disraeli, Hele and Seagull intrusions based on a comparison with historic assessment report and government data. There is no known electromagnetic (EM) survey coverage in the area and accordingly the next phase of exploration will include airborne or surface EM survey work. These surveys will be designed to detect conductive responses of potential nickel sulphide mineralization associated with the ultramafic intrusions.

15 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Figure 6: Quetico East Block Proximity to Current Lake Deposit

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations (Figure 7). A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

16 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Figure 7: Quetico West Block Location of 2020 Exploration Targets

NORTH AMERICAN NICKEL
QUETICO WEST
2020 EXPLORATION TARGETS
on TOTAL MAGNETIC FIELD
Legend
2020 Exploration Targets
2020 Exploration Targets
Propety Outline
Drill Collar
Road
Railway
Powerline
Watercourse
Waterbody
W1
W2
W3
W4
W5
W6
W7
W8
weakly mineralized
pyroxenite
Sapawe Lake
Aramis Lake
Niobe Lake
Nickleby Lake
Niobe Lake
Como Lake
Crystal Lake
0 0.5 1 2 km
NAD83 z15N
N
618000
620000
622000
624000
626000
628000
630000
632000
5404000
5402000
5400000
5398000
5396000
5394000

On the South block, a strong magnetic target was explained by massive magnetite.

Outlook – Exploration and Development for 2021

2021 – Revisit plans to complete either a ground electromagnetic survey or an airborne VTEM survey designed to identify coincident EM responses in association with the magnetic response expected from differentiated mafic-ultramafic intrusions in the Quetico structural zone. Complete geophysical surveys over prospective target areas, and drilling if any priority targets are identified.

The work commitment to hold all 809 claim cells is $323,600, with claims due in April and May of 2021. An application for a one year exclusion has been submitted to the Ontario Ministry, Northern Development and Mines (ENDM) and is currently pending approval. The application was submitted under COVID-19 guidelines and is expected to be approved.

Lingman Lake Property

The Company digitally staked 188 claim cells known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples and untested VTEM anomalies.

17 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Work commitments of $75,200 are due prior to April 15, 2021. An application for a one year exclusion has been submitted to ENDM and is currently pending approval. The application was submitted under COVID-19 guidelines and is expected to be approved.

Loveland (Enid Creek) Nickel Property

The Loveland Nickel Property is located 30 km northwest of Timmins and has year-round access. The property is underlain by a mineralized differentiated mafic-ultramafic complex that is host to the historic Enid Creek showing. Analyses of a historic drill sample by the Ministry of Northern Development and Mines in Ontario returned 2.13% Ni, 0.19% Cu, 0.32 ppm Pt and 2.06 ppm Pd. A VTEMMAX survey completed in 2017 identified several new and untested conductors. One of the targets extends for 950 m in strike length and is located to the southeast along strike from the known mineralization. The exploration target is high grade nickel mineralization located in a depression or embayment structure at the base of the intrusion.

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel. Consideration for the acquisition is $1,525,000 in cash, 300,000 common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. During the year ended December 31, 2019, 300,000 common shares were issued as a purchase consideration with a value of $60,000.

Exploration and Development in 2020

A 4-hole drill program with downhole BHEM survey work was completed and reported in April 2020. The exploration tested a series of conductors identified from a VTEMMAX survey completed in 2017. No significant lateral or depth extension of mineralization was encountered. The conductive plates associated with the interpreted lateral extent of the contact of the differentiated intrusion was explained by pyrrhotite stringers in the country rocks. DDH LN25-20-002, drilled to test the down-dip extent of historic mineralization, intersected gabbroic rocks of the Enid Creek Gabbro Complex (ECGC), and narrow intervals of mineralization with up to 0.18% Cu, 0.13% Ni, and 0.23g/t Pd over 0.7m. A subsequent borehole EM survey indicated that the center of conductivity is located up-dip towards the known historic mineralization.

On June 1, 2020, the Company announced it has elected not to proceed with further exploration at Loveland and has terminated the agreement. Accordingly, all acquisition and exploration costs incurred for a total of $437,897 were written off as of December 31, 2020.

Project Pipeline

Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The Company maintains a nickel project generation activity focusing on high prospectivity projects in countries with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. For the past year, the Company has been evaluating opportunities in Africa, including a direct investment in Premium Nickel Resources (PNR), a private Canadian company who has recently awarded exclusivity to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana. In addition, the development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide potential throughout the country.

18 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of FY 2020, the Company had a negative working capital of $207,775 (FY 2019 - $746,049) and reported accumulated deficit of $53,299,078 (FY 2019 - $54,340,875). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2020, the Company had $308,151 in available cash (December 31, 2019— $1,097,856). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

On August 13, 2020 and August 31, 2020, respectively, the Company completed a non-brokered private placement equity financing consisting of an aggregate of 21,142,857 units of the Company at a price of $0.07 per Unit, for aggregate gross proceeds of $1,480,000.

To date, during 2021 year, the Company has received additional cash inflow of $665,135 from exercised warrants. On April 21, 2021. the Company closed a private placement consisting of an aggregate of 8,290,665 units of the Company ("Units") at a price of $0.24 per Unit, for aggregate gross proceeds of $$1,989,760.

Annual Summary

The annual summary is set out in the following table. The amounts are derived from the consolidated financial statements prepared under IFRS.

In thousands of CDN dollars, except per share amounts	2020	2019	2018
Net loss	2,741	28,859	3,022
Basic and diluted loss per share	0.03	0.36	0.04
Share capital	89,627	89,006	87,947
Common shares issued	109,833,648	88,690,791	78,792,850
Weighted average shares outstanding	96,521,169	79,152,786	71,824,814
Total assets	39,644	40,039	67,500
Investment in exploration and evaluation assets	635	780	14,566

Results of Operations

Net loss of $2,740,720 in FY 2020 was lower by $26,118,391 compared to a loss of $28,859,111 in FY 2019. The higher loss in FY 2019 was driven by impairment of exploration and evaluation assets, higher general and administrative expenses and higher property investigation costs during FY 2019.

Total Assets

Total assets during FY 2020 decreased by a net of $396,695 from the end of FY 2019. The change is mainly attributed to further investment in PNR of $154,165, decreased in receivables and other current assets of $102,413 and a decrease in overall valuation of investment for $130,000 as well as a net increase to exploration and evaluation assets of $469,507, offset by a decrease in cash of $789,705, and decrease in equipment of $7,446.

19 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the Greenland property and properties in Ontario. During FY 2020, the Company incurred a total of $632,891 (FY 2019 - $645,774) in additions to exploration and evaluation assets, of which $148,007 related to Greenland (FY 2019 - $390,443) and $484,884 to other properties located in Canada (2019 - $255,331). The Company also recorded a write-off of Canadian property costs for an aggregate total of $437,897, out of which $321,360 was incurred during FY 2020.

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2020 4th quarter	2020 3rd quarter	2020 2nd quarter	2020 1st quarter
Statement of Loss

Interest income	-	-	-	-
Net loss/(gain)	326	409	808	1,198
Net loss per share - basic and diluted	0.00	0.00	0.01	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	308	837	86	197
Total assets	39,644	39,893	39,150	39,753
Net assets	39,015	38,344	38,309	39,117
Share capital	89,627	89,630	89,006	89,006
Common shares issued	109,833,648	109,833,648	88,690,791	88,690,791
Weighted average shares outstanding	109,833,648	98,614,107	88,690,791	88,690,791

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2019 4th quarter	2019 3rd quarter	2019 2nd quarter	2019 1st quarter
Statement of Loss

Interest income	-	4	4	18
Net loss	27,007	649	643	560
Net loss per share - basic and diluted	0.34	0.01	0.01	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	1,098	325	1,036	1,847
Total assets	40,039	65,452	66,102	66,768
Net assets	39,431	65,092	65,741	66,384
Share capital	89,006	88,538	88,538	88,538
Common shares issued	88,690,791	78,792,860	78,792,860	78,792,860
Weighted average shares outstanding	80,220,829	78,792,860	78,792,860	78,792,860

Three Months Ended December 31, 2020, and December 31, 2019

A net loss of $325,672 in Q4 2020 compared to a net loss of $27,006,530 in Q4 2019 resulted in a decreased loss of $26,680,858 quarter-over-quarter and was due to the following events:

•	Exploration and evaluation assets were written off by $26,510,552 in Q4 2019 compared to $nil amount in Q4 2020.

•	General and administrative costs of $259,532 in Q4 2020 were lower by $248,928 compared to $508,460 expenses in Q4 2019. Higher general and administrative expenses in Q4 2019 mainly related to higher salaries and benefits, travel costs and general office expenses.

•	Reversal of flow-through premium of $89,000 in Q4 2020 compared to a $nil amount in Q4 2019.

•	Amortization expense was $1,606 in Q4 2020 and was lower by $1,498 compared to $3,104 in Q4 2019.

20 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

•	Foreign exchange loss totaled $822 in Q4 2020 and was lower by $1,238 compared to a foreign exchange loss of $2,060 in Q4 2019.

The lower loss in Q4 2020 was offset by the following higher expenditures in Q4 2020 compared to Q4 2019:

•	Property investigation costs were $23,705 in Q4 2020 and were higher by $40,851 compared to a negative amount of $17,146 costs in Q4 2019 due to the reclassifications.

•	Unrealized loss in the valuation of investment in PNR of $130,000 in Q4 2020 compared to $Nil amount in Q4 2019

Fiscal Year Ended December 31, 2020, and December 31, 2019

The Company incurred a net loss of $2,740,773 in FY 2020 compared to a net loss of $28,859,111 in FY 2019 resulting in a decreased loss of $26,118,338 (year-over-year). The lower loss in FY 2020 was due to the following events with write-down of exploration and evaluation assets being the most significant:

•	Exploration and evaluation assets were written off by $437,897 in FY 2020 and were lower by $26,072,655 compared to $26,510,552 amount in FY 2019.

•	General and administrative costs of $1,238,095 during FY 2020 were lower by $906,957 compared to $2,145,052 expenses during FY 2019. Lower general and administrative expenses during FY 2020 mainly related to lower salaries and benefits, consulting fees, management fees, travel costs and general office expenses.

•	Property investigation costs were $46,948 in FY 2020 and were lower by $167,510 compared to $214,458 costs in FY 2019.

•	Amortization expense was $7,446 in FY 2020 and was lower by $4,178 compared to $11,624 in FY 2019.

•	Foreign exchange loss totaled $976 in FY 2020 and was lower by $3,287 compared to a foreign exchange loss of $4,263 in FY 2019.

The lower loss during FY 2020 was offset by the following higher expenditures in FY 2020 compared to FY 2019:

•	Share-based payments were $969,391 during FY 2020 compared to $nil amount during FY 2019. The costs during the current year resulted from stock options issuance.

•	Interest income was minimal, $47 in FY 2020 compared to $25,839 in FY 2019.

•	Unrealized loss in the valuation of investment in PNR of $130,000 in Q4 2020 compared to $Nil amount in Q4 2019

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

21 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

On August 13, 2020 and August 31, 2020, the Company completed a non-brokered private placement equity financing in two tranches consisting of an aggregate of 21,142,857 units of the Company at a price of $0.07 per Unit, for aggregate gross proceeds of $1,480,000.

Subsequently on April 20, 2021, the Company completed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company ("Units") at a price of $0.24 per Unit, for aggregate gross proceeds of $$1,989,760. This financing improved the liquidity and increased the capital resources of the Company. The net proceeds from the sale of the units were used for continued investment in PNR, advancing exploration activity in Morocco and Greenland and for general corporate and working capital purposes.

Further, as of the date of this report, the Company has received $665,135 in cash inflow from exercised warrants which will improve the liquidity and increase the capital of the Company.

As at December 31, 2020, the Company had $308,151 in available cash.

Working Capital

As at December 31, 2020, The Company had a negative working capital of $207,775 (December 31, 2019 – positive working capital of $746,049), calculated as total current assets less total current liabilities. The decrease in working capital is mainly due to a decrease in cash and receivable and increase in accounts payable and accrued liabilities.

Going Concern

As at December 31, 2020, the Company had accumulated losses totaling $53,299,078. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum. During FY 2020, the Company paid $10,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. During FY 2020, the Company paid $8,000 which will be deducted from any payments to be made under the NSR.

Flow-through shares

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2019, the Company received $400,440 from the issue of flow-through shares and has incurred $1,238 of eligible expenditures during the year ended December 31, 2019. During FY 2020, the Company incurred $439,999 of eligible expenditures.

22 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as deferred income. As at December 31, 2020, the Company has renounced and expended $400,440 of the proceeds from flow-through shares.

The Company had no contingent liabilities as at December 31, 2020.

Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	December 31, 2020	December 31, 2019	December 31, 2018
Geological consulting fees – expensed	5	136	104
Geological consulting fees – capitalized	-	-	18
Management fees – expensed	478	747	747
Salaries - expensed	182	185	181
Share-based payments	756	-	192
Total	1,421	1,068	1,242

During the year ended December 31, 2020, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction
Premium Nickel Resources (“PNR”)	Investment in PNR

PNR	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.

Bennett Jones LLP (“BJ”)	A legal firm in which the Company’s former chairman was a consultant

Lacnikdon Limited (“Morrison”) (Keith Morrison)	Consulting fees for the services of CEO. Agreement effective Jun 1, 2018.

Sarah-Wenjia Zhu (“Zhu”) Consultation WJZHU Inc.	CFO, employment contract terminated on September 31, 2020 and replaced by a consulting agreement.

Mark Fedikow (“Fedikow’’)	President, employment contract terminated on July 31, 2020 and replaced by a consulting agreement.

Charles Riopel (“Riopel”)	Director

Dock Ford (“Ford”)	Director

Chris Messina (“Messina”)	Director

Janet Huang (“Huang”)	Director

John Sabine (“Sabine”)	Director, resigned on Jun 17, 2020

Gilbert Clark (“Clark”)	Director, resigned on January 7, 2021

John Hick (Hick”)	Director

23 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

(a)	Initial investment of $24,000 in PNR in 2019 and subsequently further investment of $154,164 during 2020. To December 31, 2020, the Company’s total investment constitutes a 11.1% holding (December 31, 2019 – 9.64%) in PNR.

(b)	Charged PNR $647,164 (December 31, 2019 - $95,415) for services and charged $8,495 in administrative fees, received $701,305 (December 31, 2019 – $Nil) and recorded $54,619 in due from PNR (December 31, 2019 - $95,415). During the year ended December 31, 2020, $33,735 (December 31, 2019 - $Nil) of the Company’s additional investment was offset from previously outstanding amounts due from PNR. Subsequent to December 31, 2020, the Company received the $54,619 in full from PNR

(c)	Legal fee of $171,952 (2019: $370,127) charged by BJ.

(d)	Paid $184,885 (2019: $362,270) to Morrison for management services provided. In addition, granted 1,800,000 options (2019: nil) with a fair value of $164,924 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

(e)	Paid $182,250 (2019: $185,250) to Zhu for management services provided. In addition, granted 600,000 options (2019: nil) with a fair value of $79,800 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

(f)	Paid $172,083 (2019: $250,000) to Fedikow for management services provided. In addition, granted 50,000 options (2019: nil) with a fair value of $6,648 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment

(g)	Paid $27,750 (2019: $14,250) to Riopel for management services provided. In addition, granted 800,000 options (2019: nil) with a fair value of $106,400 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

(h)	Paid $27,750 (2019: $29,250) to Ford for management services provided. In addition, granted 600,000 options (2019: nil) with a fair value of $79,800 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

(i)	Paid $27,750 (2019: $32,250) to Messina for management services provided. In addition, granted 600,000 options (2019: nil) with a fair value of $79,800 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

(j)	Granted 600,000 options (2019: nil) with a fair value of $79,800 (2019: nil) to Huang as disclosed in key management personnel compensation within fees and share-based payment.

(k)	Paid $15,300 (2019: $35,100) to Sabine for management services provided. In addition, granted 600,000 options (2019: nil) with a fair value of $79,800 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

(l)	Paid $22,200 (2019: $23,400) to Clark for management services provided. In addition, granted 600,000 options (2019: nil) with a fair value of $79,800 (2019: nil) as disclosed in key management personnel compensation within fees and share-based payment.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2020.

24 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at December 31, 2020	Basis of Measurement	Associated Risks
Cash	308	FVTPL	Credit
Other receivables	36	Amortized cost	Credit
Trade payables	290	Amortized cost	Liquidity

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

•	The Company has negative operating cash flows and might not be able to continue as a going concern;

•	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;

•	The speculative nature of resource exploration and development projects;

•	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;

•	The Company’s ability to successfully establish mining operations and profitable production;

•	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;

25 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

•	The economic uncertainty of operating in a developing country, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;

•	Other foreign operations risks; potential changes in applicable laws and government or investment policies;

•	The Company is not insured against all possible risks;

•	Environmental risks and hazards;

•	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;

•	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;

•	Increased competition in the mineral resource sector;

•	The Company may have difficulty recruiting and retaining key personnel;

•	Currency fluctuations risk;

•	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;

•	No production revenues;

•	Stock exchange prices volatilities;

•	Potential Conflicts of interest;

•	Ability to exercise statutory rights and remedies under Canadian securities law;

•	Enforceability of foreign judgements;

•	Unforeseen litigation;

•	The Company’s future sales or issuance of common shares;

•	Risk of suspension of public listing due to failure to comply with local securities regulations;

•	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;

•	Risk of fines and penalties; and

•	Risk of improper use of funds in local entity.

•	Potential impact of COVID-19 on exploration program and activities.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	116,111,867
Preferred shares	65,659
Stock options	7,925,625
Warrants	19,437,523
Fully diluted share capital	143,540,674

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

26 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

27 | TSXV:NAN / YEAR END 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2020

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland" dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

28 | TSXV:NAN / YEAR END 2020

Appendix “H”

Financial Statements of PNR and the Botswanan Assets

PNR Interim Financial Statements	H-2

PNR 2021 Annual Financial Statements	H-19

PNR 2020 Annual Financial Statements	H-40

Botswanan Assets Financial Statements	H-60

H-1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended March 31, 2022
(Stated in Canadian dollars, unless otherwise indicated)

INDEX

Condensed Interim Consolidated Financial Statements

•	Condensed Interim Consolidated Statements of Financial Position

•	Condensed Interim Consolidated Statements of Comprehensive Loss

•	Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficiency

•	Condensed Interim Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unaudited)

	Notes	As at March 31, 2022	As at December 31, 2021
ASSETS
CURRENT ASSETS
Cash		4,426,768	1,990,203
Prepaid expenses		278,406	8,664
Other receivables	4	1,594,938	139,630
TOTAL CURRENT ASSETS		6,300,112	2,138,497

NON-CURRENT ASSETS
Exploration and evaluation assets	5	14,716,923	3,099,926
Property, plant and equipment	6	169,648	-
TOTAL NON-CURRENT ASSETS		14,886,571	3,099,926
TOTAL ASSETS		21,186,683	5,238,423

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7	3,121,734	580,486
Promissory notes	8	2,702,330	-
TOTAL CURRENT LIABILITIES		5,824,064	580,486

NON-CURRENT LIABILITIES
Vehicle financing		151,210	-
Financial liability – warrant	9	28,687,199	8,974,901
TOTAL NON-CURRENT LIABILITIES		28,838,409	-
TOTAL LIABILITIES		34,662,473	9,555,387

SHAREHOLDERS’ DEFICIENCY
Share capital	9	19,849,780	7,952,675
Reserve		3,854,986	1,261,891
Deficit		(36,712,355)	(13,482,624)
Foreign currency translation reserve		(468,201)	(48,906)
TOTAL SHAREHOLDERS’ DEFICIENCY		(13,475,790)	(4,316,964)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		21,186,683	5,238,423

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 13)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on July 22, 2022

“signed”	“signed”
Keith Morrison	Sheldon Inwentash
Chief Executive Officer	Audit Committee Chair

Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars, unaudited)

		Three months ended
	Notes	March 31, 2022	March 31, 2021
EXPENSES
Corporate and administration expenses		(218,153)	(71,278)
Management fees	10	(498,974)	(50,723)
Due diligence BCL		(4,797)	(135,078)
Advisory and consultancy		(191,767)	(25,200)
Interest and bank charges		(1,463)	-
Share-based payment	9	(2,593,095)	-
Warrant fair value movement	9	(19,712,297)	-
Net foreign exchange loss		(9,185)	(976)
NET LOSS FOR THE PERIOD		(23,229,731)	(283,255)

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(419,295)	-

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(23,649,026)	(283,255)

Weighted average number of common shares outstanding		78,398,422	64,817,597

Basic and diluted loss per share		(0.30)	(0.00)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian dollars, unaudited)

	Notes	Number of Shares	Share Capital	Reserve	Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Deficiency
BALANCE AS AT
DECEMBER 31, 2020	10	64,083,487	1,468,174	-	(1,493,428)	-	(25,254)

Total comprehensive loss		-	-	-	(283,255)	-	(283,255)
Share capital issued through private placement		9,188,554	3,679,172	-	-		3,679,172
Share issue costs			(262,160)	-	-		(262,160)
BALANCE AS AT
MARCH 31, 2021		73,272,041	4,885,186	-	(1,776,683)	-	3,108,503

BALANCE AS AT
DECEMBER 31, 2021	10	76,679,908	7,952,675	1,261,891	(13,482,624)	(48,906)	(4,316,964)

Total comprehensive loss		-			(23,649,026)		(23,649,026)
Share capital issued through private placement		5,427,069	13,598,105				13,598,105
Share issue costs		-	(1,701,000)				(1,701,000)
Share-based payment				2,593,095			2,593,095
Exchange differences on translation of foreign operations					419,295	(419,295)	-

BALANCE AS AT
MARCH 31, 2022	10	82,106,977	19,849,780	3,854,986	(36,712,355)	(468,201)	(13,475,790)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unaudited)

	Period ended March 31, 2022	Period ended March 31, 2021
OPERATING ACTIVITIES
Net loss for the period	(23,229,731)	(283,255)
Items not affecting cash:
Share-based payment	2,593,095	-
Warrant fair value movement	19,712,297	-
Unrealized foreign exchange loss	(419,295)	-
Changes in working capital
Prepaid expenses	(269,742)	-
Trade payables and accrued expenses	2,541,248	24,282
Other receivables	(1,455,308)	(35,909)
Subscription units payable	-	(24,663)
Net cash used in operating activities	(527,436)	(319,545)

INVESTING ACTIVITIES

Expenditures on exploration and evaluation assets	(11,786,644)	(357,648)
Net cash used in investing activities	(11,786,644)	(357,648)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	13,598,105	3,679,172
Direct financing costs	(1,701,000)	(262,160)
Proceeds from issuance of promissory notes and vehicle financing	2,853,540	-
Net cash provided by financing activities	14,750,645	3,417,012

Change in cash for the period	2,436,565	2,739,819
Cash, beginning of the period	1,990,203	108,853
Cash at the end of the period	4,426,768	2,848,672

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Notes to the Condensed Interim Consolidated Financial statements
For the three months ended March 31, 2022
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Corporation (the “Company” or “PNR”) was incorporated on November 26, 2018, under the laws of the Province of Ontario, Canada. The head office and principal address is located at 130 Spadina Avenue, Suite 40, Toronto, Ontario M5V 2L4.

PNR is a private Canadian company organized to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets that are currently in liquidation. The founders of the Company include North American Nickel Inc. (“NAN”), a public Canadian nickel exploration and development company, several resource investors and local Namibian and Botswana mine operators.

PNR has five subsidiaries, Premium Nickel Resources International Limited (Barbados), Premium Nickel Resources Selkirk Group Limited (Barbados), Premium Nickel Resources Selebi Limited (Barbados), Premium Nickel Resources Proprietary Limited (Botswana) and Premium Nickel Resources Group Proprietary Limited (Botswana). As of the date hereof, the corporate structure of PNR is set forth in the chart below:

(1)(2)Premium Nickel Resources Proprietary Limited and Premium Nickel Resources Group Proprietary Limited, are private companies registered in Botswana, dedicated to this asset acquisition activity.

The Company submitted its indicative offer to the BCL and TNMC Liquidators in June 2020 to acquire the assets of the former-producing BCL Mining Complex and TNMC operations located in north-eastern Botswana. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a Memorandum of Understanding (“MOU”) providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements.

On September 28, 2021, the Company executed a definitive asset purchase agreement (“APA”) with the Liquidator of BCL to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. The due diligence process was completed within 120 days upon signing the APA. On February 10, 2022, the Company closed the transaction and ownership of the assets has been transferred to the Company. PNR is also negotiating a separate asset purchase agreement to finalize terms for any prioritized TNMC assets that may be purchased.

On February 17, 2022, the Company announced that it executed a non-binding letter of intent (“Non-Binding LOI”) with North American Nickel Inc. (“NAN”) which outlined the proposed terms and conditions of a “reverse takeover” (RTO) (under the policies of the TSX Venture Exchange (the “Exchange”)) of NAN by PNR, through a triangular amalgamation involving a wholly owned subsidiary of NAN, as a result of which the wholly owned subsidiary of NAN (“NAN Subco”) would amalgamate with PNR to form one corporation, all as more specifically to be provided in a definitive agreement to be entered into between NAN and PNR.

The Company continues to monitor the global COVID-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local COVID-19 protocol requirements. PNR has developed COVID-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the Government of Botswana and surrounding communities.

Going Concern

The Company, being in the exploration stage, is subject to risks and challenges similar to companies in a comparable stage of development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, global economic and metal price volatility and there is no assurance management will be successful in its endeavours. As at March 31, 2022, the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $23,649,026 for the three months ended March 31, 2022 ($283,255for the three months ended March 31, 2021). The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuance as a going concern is also dependent upon its availability to obtain adequate financing. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These material uncertainties cast significant doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of comprehensive loss classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The evaluation properties in which the Company currently has an interest are in pre-revenue exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned due diligence, exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on July 22, 2022. The discussion in notes to the condensed interim consolidated financial statements is stated in Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standards (“IAS 34”), Interim Financial Reporting, utilizing the accounting policies of the Company outlined in its December 31, 2021 annual consolidated financial statements. The accounting policies are in line with International Financial Reporting Standards (IFRS) guidelines. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and therefore should be read in conjunction with the Company’s annual consolidated financial statements.

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed interim consolidated financial statements, are disclosed in note 3.

(c)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries; Premium Nickel Resources International (Barbados), Premium Nickel Resources Selkirk Group (Barbados), Premium Nickel Resources Selebi (Barbados), which were incorporated in Barbados on November 12, 2021 as well as Premium Nickel Resources Proprietary (Botswana) and Premium Nickel Resources Group Proprietary (Botswana), which were incorporated in Botswana on September 19, 2019 and August 25, 2021, respectively

Consolidation is required when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed interim consolidated financial statements in accordance with International Financial Reporting Accounting Standards (“IFRSIAS 34”) requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenue and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The area involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed interim consolidated financial statements is:

Condensed interim consolidated financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

4.	OTHER RECEIVABLES

A summary of the receivables and other current assets as at March 31, 2022 and December 31, 2021 is detailed in the table below:

	March 31, 2022	December 31, 2021
HST paid on purchase	53,371	84,563
VAT paid on purchases	1,538,440	55,067
Other receivables	3,127	-
	1,594,938	139,630

5.	EXPLORATION AND EVALUATION ASSETS

Botswana Selebi
Acquisition
Balance, December 31, 2021	-
Acquisition costs	8,527,376
Balance, March 31, 2022	8,527,376

Exploration
Balance, December 31, 2021	3,099,926
Care and maintenance cost	1,275,311
Drilling and exploration	1,814,310
Balance, March 31, 2022	6,189,547

Total, March 31, 2022	14,716,923

Total, December 31, 2021	3,099,926

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Selebi Assets

On September 28, 2021, the Company executed an APA with the BCL Liquidator to acquire the Selebi assets and related infrastructure formerly operated by BCL. On January 31, 2022, the Company closed the transaction and ownership of the Selebi Assets transferred to the Company.

PNR also negotiated a separate asset purchase agreement with the Liquidator of TNMC to acquire the Selkirk deposit and related infrastructure formerly operated by TNMC on January 19, 2022. The closing of the transaction for the Selkirk Assets is expected in Q3 2022.

As per the APA of the Selebi Assets, the aggregate purchase price payable to the seller shall be the sum of US$56,750,000 which amount shall be paid in three instalments:

•	US$1,750,000 payable on the closing date.

•	US$25,000,000 upon which is earlier: a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security “MMRGTES” of the Company’s Section 42 and Section 43 Applications (further extension of the mining license and conversion of the mining licence into an operating license respectively), and b) on the expiry date of the study phase, January 31, 2025, which could be extend for one year with written notice.

•	US$30,000,000 on which is earlier: a) the project commission date; and b) the final payment long stop date, being the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications (further extension of the mining license and conversion of the mining licence into an operating license respectively) plus four years.

•	Payment of Care and maintenance funding contribution of Selebi Assets for a total of $5,178,747 from March 22, 2021 to the closing date.

According to the Selebi APA, PNR paid US$1,750,000 to acquire the Selebi mining assets (the Selebi mines and related infrastructure) on the date of acquisition. The second payment of the purchase price for $25,000,000 is conditional on the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Application (further extension of the Selebi mining license (years) and conversion of the Selebi mining licence into an operating license respectively), approval by the Minister of MMRGTES to be received on or before January 31, 2026. The third payment of $30,000,000 is conditional on the completion of mine construction and production start-up by the Company on or before January 31, 2030, but not later than four (4) years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications PNR has the option to cancel the second and third payments and give back the Selebi assets to the liquidator in the event where the exploration program determines that the Selebi assets are not economical. The Company’s accounting policy, as permitted by IAS 16, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of March 31, 2022, none of the conditions of the second and third instalment are met. Hence, these amounts are not accrued in the condensed interim consolidated financial statements.

In regard to the Selkirk Assets (the Selkirk mine and related infrastructures), the purchase agreement does not provide for a purchase price or initial payment for the purchase of the assets. The Selkirk purchase agreement provides that if the Company elects to develop Selkirk first, the payment of the second instalment for US$25,000,000 would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications (further extension of the Selkirk mining license (years) and conversion of the Selkirk mining licence into an operating license respectively). For the third instalment of US$30,000,000, if Selkirk were commissioning earlier than Selebi, the payment would trigger on Selkirk’s commission date.

During the three months ended March 31, 2022, the Company incurred $11,014,139 in acquisition and exploration expenditure on the Selebi Assets (December 31, 2021 - $3,099,926).

6.	PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated amortization as at March 31, 2022:

	Vehicles	Furniture	Total
Cost
Balance – December 31, 2021	-	-	-
Purchases	168,394	1,254	169,648
Balance – March 31, 2022	168,394	1,254	169,648

Property, Plant and Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the condensed interim consolidated statements of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Vehicles	30%
Furniture	20%

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021
Amounts due to related parties (note 9)	408,959	225,904
Trade payables	846,823	218,456
Accrued liabilities	1,865,952	136,126
	3,121,734	580,486

8.	PROMISSORY NOTES

Between March 2 and March 3, 2022, PNR issued five promissory notes, three of which were denominated in United States. dollars and two were in Canadian dollars, for an aggregate principal amount of $2,702,330, each with a maturity date of April 30, 2022.

All promissory notes carried an interest rate of 10% per annum and a structuring fee of 3% on the principal amount. The holders of below promissory notes had an option to convert the principal amount thereunder plus any accrued interest thereon to PNR Shares prior to April 30, 2022.

•	$10,000 principal amount with interest thereon of 10% per annum;

•	$25,000 principal amount with interest thereon of 10% per annum; and

•	US$600,000 principal amount (equal to $762,180, as determined using the exchange rate of US$1.00 to $1.2703) with interest thereon of 10% per annum.

As at March 31, 2022, the fair values of the promissory notes were equal to their book value.

Subsequently on April 30, 2022, all amounts owing in respect of promissory notes have been repaid in cash for an amount of $2,018,568, including interest and fee, as well as by issuing 310,000 PNR Shares.

9.	SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

During the year 2021, the Company closed two non-broker private placement equity financings totalling 12,596,421 shares at a price of $0.40 and $0.95, respectively, and raised aggregate gross proceeds of $6,771,729. The Company incurred total share issuance costs of $287,228, including the fair value of $7,000 for 17,000 shares issued to the agent in conjunction with the first private placement.

The Company launched a private placement for up to US$20,000,000 at US$2.00/share in December 2021 and the funding received would be deposited in a trust account and escrow until the closing of the APA on the Selebi Assets. PNR closed the first tranche on February 10, 2022 for the pro-rata round of existing shareholders upon completion of APA transaction. On March 25, 2022, the Company closed the final tranche of financing and raised aggregate gross proceeds of US$17,731,238 including the pro-rata round and received US$10,751,025 (C$13,598,105) by March 31, 2022.

As at March 31, 2022, the Company has 82,106,977 common shares issued and outstanding (December 31, 2021 – 76,679,908).

(b)	Warrants

On February 26, 2021, the Company issued NAN a non-transferable share purchase warrant (the “Warrant”), which entitles NAN to purchase common shares of the Company, for up to 15% of the capital of PNR upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue.

The Warrant is classified as a derivative financial liability that should be measured at fair value, with changes in value recorded in profit or loss. As at March 31, 2022, the Company reassessed the fair value of the arrant at $28,687,199 and recorded the amount as a long-term Financial liability.

The fair value of liability warrants issued as part of unit private placements during the three months ended March 31, 2022 was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	March 31, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$2.49	$0.95
Expected share price volatility	141.63%	144.13%
Risk free interest rate	2.28%	1.02%
Remaining life of warrants	2.91 years	3.16 years

Volatility assumptions for the valuation of warrants were derived by reference to the volatility of NAN as the stock price of NAN has been highly correlated to the advancement of the BCL assets acquisition since its investment in PNR.

On April 25, 2022, in connection with and immediately prior to the entry into the Amalgamation Agreement, NAN and PNR entered into the Waiver and Suspension Agreement, pursuant to which NAN agreed that its exercise privileges under the 15% Warrant or any portion thereof to subscribe for additional PNR Shares are suspended until the later of (i) the 61st calendar date following the date on which the Amalgamation Agreement is executed , and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Prior to the date that the Amalgamation becomes effective, the PNR Shares and the 15% Warrant held by NAN will be contributed to NAN Subco, as part of the Securities Contribution, resulting in such securities being cancelled by operation of the triangular amalgamation. The RTO and amalgamation transaction is expected to close in mid-July 2022.

(c)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the offer price of the most recent financing on the date of grant. The options can be granted for a maximum term of five years.

A summary of option activity under the Plan during the three months ended March 31, 2022 is as follows:

	March 31, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of period	5,775,000	0.52	-	-
Issued	2,600,000	2.49	5,775,000	0.52
Outstanding, end of period	8,375,000	0.98	5,775,000	0.52

During the three months ended March 31, 2022, the Company granted an aggregate total of 2,600,000 stock options to employees, directors and consultants with a maximum term of five years. All options vest immediately and are exercisable at US$2.00 per share (C$2.49/share). The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the three months d ended March 31, 2022 amounted to $2,593,095 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the three months ended March 31, 2022 is $0.83 per option.

The fair value of stock options granted and vested during the three months ended March 31, 2022 was calculated using the following assumptions:

	March 31, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$2.49	$0.95
Expected share price volatility	125.83%	125.18%-127.03%
Risk free interest rate	1.68%	0.42% - 1.11%
Expected life of options	5 years	5 years

Volatility assumptions for the valuation of warrants were derived by reference to the volatility of NAN as the stock price of NAN has been highly correlated to the advancement of the BCL assets acquisition since its investment in PNR.

Details of options outstanding as at March 31, 2022 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
4,500,000[1]	4,500,000	January 26, 2026	0.40	2.06
975,000[2]	325,000	September 29, 2026	0.95	0.52
300,000	300,000	September 29, 2026	0.95	0.16
2,600,000[3]	866,667	January 20, 2027	2.49	1.49
8,375,000	5,991,667			4.24

[1] Vesting 1/2 on the date of grant, 1/2 on closing of the transactions contemplated by any asset purchase agreement between the Company and BCL Limited on January 31, 2022

[2] Vesting 1/3 on the date of grant, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary.

[3] Vesting 1/3 on the date of grant, 1/3 on the first anniversary and 1/3 on the second anniversary held in escrow following the close of the US$20,000,000 private placement.

(d)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

During the period ended March 31, 2022, the Company recorded $2,593,095 (December 31, 2021 - $1,261,891) of share-based payments to reserves.

10.	RELATED PARTY TRANSACTIONS

The following amount due to related parties are included in trade payables and accrued liabilities (note 6).

	March 31, 2022	December 31, 2021
Directors and Officers of the Company	56,384	26,759
NAN	352,575	199,145
	408,959	225,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

During the three months ended March 31, 2022, pursuant to the Services Agreement, the Company was charged by NAN$473,797 (2021 - $2,370,444) for services including $8,650 in administrative fees, paid $ $121,222 (2021 – $2,225,589) and recorded $352,575 in amount due to related parties (2020 - $199,145).

As of March 31, 2022, NAN beneficially owns 7,667,707 shares of PNR (December 31, 2021 - 7,667,707 shares), constituting approximately 9.3% (2020 – 10%) of the issued and outstanding PNR shares.

During the three months ended March 31, 2022, ThreeD Capital subscribed for a further 1,213,538 common shares of PNR, for a further investment of US$2,427,076 (2021 - $374,123). As of March 31, 2022, ThreeD Capital beneficially owns 8,218,546 shares (2021 - 7,005,008 shares), constituting approximately 9.97% (2020 – 9.14%) of the current issued and outstanding share of the Company.

Between March 2 and March 3, 2022, PNR issued promissory notes to its officers and directors as well as its shareholders as below:

March 31, 2022
Directors and Officers of the Company	35,000
ThreeD Capital	762,180
NAN	1,270,000
2,067,180

Subsequently on April 30, 2022, all amounts owing in respect of above promissory notes have either been repaid in cash for an amount of $2,018,568, including interest and fee, as well as by issuing 310,000 PNR Shares.

(b)	Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was as follows:

	March 31, 2022	March 31, 2021
Management fee	498,974	50,723
Due diligence BCL	-	30,000
Corporate and administration expenses	45,731	20,859
	544,705	101,582

11.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, and currency risk. The carrying value of the Company’s financial instruments approximates their fair value due to their short-term nature. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

As at March 31, 2022, the fair value of the Company’s warrant liabilities are based on Level 3 measurements and the fair value of cash is based on Level 1 measurements. The fair values of other financial instruments approximate their carrying values due to the relatively short-term maturity of these instruments.

12.	RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rates.

Foreign Currency Exchange Rate Risk

Currency risk is the risk that the fair value or future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Botswana and undertakes transactions denominated in foreign currencies such as the United States dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on income and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at March 31, 2022:

As at March 31, 2022	Less than 1 year	1 – 2 years	2 – 5 years	Total
Trade payables and accrued		-	-
liabilities	3,121,734			3,121,734
Promissory notes	2,702,330			2,702,330
Vehicle financing	39,446	39,446	72,318	151,210
	5,863,510	39,446	72,318	5,975,274

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity deficiency, loans and borrowings, other current liabilities, net of cash.

	As at March 31, 2022	As at December 31, 2021
Shareholder’s deficiency	(13,475,790)	(4,316,964)
Current liabilities	5,824,064	580,486
	(7,651,726)	(3,736,478)
Cash	(4,426,768)	(1,990,203)
	(12,078,494)	(5,726,681)

13.	SUBSEQUENT EVENTS

On April 26, 2022, PNR and NAN announced that they had entered into an amalgamation agreement, dated April 25, 2022 (the “Amalgamation Agreement”) which provides the terms and conditions for the RTO. The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the Business Corporations Act (Ontario) to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer common shares for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020
(In accordance with International Financial Reporting Standards (“IFRS”) and stated in Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Independent Auditor’s Report

Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Loss

•	Consolidated Statements of Changes in Shareholders’ Deficiency

•	Consolidated Statements of Cash Flows

•	Notes to the Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, and the notes thereto, of Premium Nickel Resources Corporation and its subsidiaries have been prepared by management in accordance with International Financial Reporting Standards . Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management, in discharging these responsibilities, maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, only valid and authorized transactions are executed and accurate, timely and comprehensive financial information is prepared. However, any system of internal controls over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors, principally through the Audit Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who were appointed by the shareholders to audit the consolidated financial statements and provide an independent auditor’s report thereon. The auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements. Ernst & Young LLP has full and free access to the Board of Directors.

“signed”	“signed”
Keith Morrison	Sarah Zhu
Chief Executive Officer	Chief Financial Officer

July 22, 2022

Independent auditor’s report

To the Directors of

Premium Nickel Resources Corporation

Opinion

We have audited the consolidated financial statements of Premium Nickel Resources Corporation and its subsidiaries [the “Company”], which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ deficiency and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards [“IFRS”].

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention note 1 in the consolidated financial statements, which indicates that the Company has an accumulated deficit of $13,482,624 as at December 31, 2021 and a net loss of $9,359,605 million for the year then ended. As stated in note 1, these events or conditions, along with other matters as set forth in note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises:

•	Management’s discussion and analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Toronto, Canada July 22, 2022

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Notes	As at December 31, 2021	As at December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,990,203	108,853
Cash funds in Trust	7	-	1,449,387
Prepaid expenses		8,664	2,970
Sales taxes receivable (Canada)	4	139,630	24,083
TOTAL CURRENT ASSETS		2,138,497	1,585,293

NON-CURRENT ASSETS
Exploration and evaluation assets	5	3,099,926	-
TOTAL NON-CURRENT ASSETS		3,099,926	-
TOTAL ASSETS		5,238,423	1,585,293

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	6	580,486	136,497
Subscription units payable	7	-	1,474,050
TOTAL CURRENT LIABILITIES		580,486	1,610,547

NON-CURRENT LIABILITIES
Financial liability – warrant	8	8,974,901	2,629,591

TOTAL LIABILITIES		9,555,387	4,240,138

SHAREHOLDERS’ DEFICIENCY
Share capital	8	7,952,675	1,468,174
Reserve	8	1,261,891	-
Foreign Currency Translation Reserve		(48,906)	-
Deficit		(13,482,624)	(4,123,019)
TOTAL SHAREHOLDERS’ DEFICIENCY		(4,316,964)	(2,654,845)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		5,238,423	1,585,293

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 12)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on July 22, 2022

“signed”	“signed”
Keith Morrison	Sheldon Inwentash
Chief Executive Officer	Audit Committee Chair

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020
EXPENSES
Corporate and administration expenses		(564,666)	(130,983)
Management fees	9	(675,001)	(211,885)
Due diligence BCL	5	(138,935)	(877,844)
Advisory and consultancy		(357,980)	(4,145)
Interest and bank charges		(2,511)	(2,556)
Share-based payment	8	(1,261,891)	-
Warrant fair value movement	8	(6,345,310)	(2,629,591)
Net foreign exchange loss		(13,311)	(2,725)
NET LOSS FOR THE YEAR		(9,359,605)	(3,859,729)

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(48,906)	-

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(9,408,511)	(3,859,729)

Weighted average number of common shares outstanding		72,197,650	56,481,689

Basic and diluted loss per share		(0.13)	(0.07)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian dollars)

	Notes	Number of Shares	Share Capital	Reserve	Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Deficiency
BALANCE AS AT DECEMBER 31, 2019		14,500,000	145,000	-	(263,290)		(118,290)

Total comprehensive loss		-	-	-	(3,859,729)	-	(3,859,729)
Share capital issued through private placement		49,583,487	1,330,260	-	-	-	1,330,260
Share issue costs		-	(7,086)	-		-	(7,086)
BALANCE AS AT DECEMBER 31, 2020	8	64,083,487	1,468,174	-	(4,123,019)	-	(2,654,845)

Total comprehensive loss		-	-	-	(9,359,605)		(9,408,511)
Share capital issued through private placement		12,596,421	6,771,729	-	-	-	6,771,729
Share issue costs			(287,228)	-			(287,228)
Share-based payments		-	-	1,261,891	-	-	1,261,891
Foreign currency translation		-	-	-	-	(48,906)	-
BALANCE AS AT DECEMBER 31, 2021	8	76,679,908	7,952,675	1,261,891	(13,482,624)	(48,906)	(4,316,964)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
OPERATING ACTIVITIES
Net loss for the year	(9,408,511)	(3,859,729)
Items not affecting cash:
Share-based payment	1,261,891	-
Warrant fair value movement	6,345,310	2,629,591
unrealized foreign exchange loss	(48,906)	-
Changes in working capital
Cash advances	-	24,647
Prepaid expenses	(5,694)	(2,970)
Trade payables and accrued expenses	443,989	(6,778)
Sales taxes receivable (Canada)	(115,547)	(24,083)
Subscription units payable	(24,663)	-
Net cash used in operating activities	(1,503,225)	(1,239,322)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (includes changes in working capital)	(3,099,926)	-
Net cash used in investing activities	(3,099,926)	-

FINANCING ACTIVITIES
Proceeds from issuance of common shares	6,771,729	1,330,260
Direct financing costs	(287,228)	(7,086)
Fund received from subscription units	-	24,663
Net cash provided by financing activities	6,484,501	1,347,837

Change in cash for the year	1,881,350	108,515
Cash and cash equivalents, beginning of the year	108,853	338
Cash and cash equivalents, at the end of the year	1,990,203	108,853

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Corporation (the “Company” or “PNR”) was incorporated on November 26, 2018, under the laws of the Province of Ontario, Canada. The head office and principal address is located at 130 Spadina Avenue, Suite 40, Toronto, Ontario M5V 2L4.

PNR is a private Canadian company organized to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets that are currently in liquidation. The founders of the Company include North American Nickel Inc. (“NAN”), a public Canadian nickel exploration and development company, several resource investors and local Namibian and Botswana mine operators. PNR owns 100% of Premium Nickel Resources Proprietary Limited and Premium Nickel Group Proprietary Limited, which are private companies registered in Botswana, dedicated to this activity.

The Company submitted its indicative offer to the BCL and TNMC Liquidators in June 2020 to acquire the assets of the former-producing BCL Mining Complex and separately TNMC operations located in north-eastern Botswana. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a Memorandum of Understanding (“MOU”) providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements.

On September 28, 2021, the Company executed a definitive asset purchase agreement (“APA”) with the Liquidator of BCL to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. The due diligence process was completed within 120 days upon signing the APA. On February 10, 2022, the Company closed the transaction and ownership of the assets has been transferred to the Company. PNR is also negotiating a separate APA to finalize terms for any prioritized TNMC assets that may be purchased.

The Company continues to monitor the global COVID-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local COVID-19 protocol requirements. PNR has developed COVID-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the Government of Botswana and surrounding communities.

Going Concern

The Company, being in the exploration stage, is subject to risks and challenges similar to companies in a comparable stage of development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, global economic and metal price volatility and there is no assurance management will be successful in its endeavors. As at December 31, 2021, the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $9,359,605 for the year ended December 31, 2021 ($3,859,729 for the year ended December 31, 2020). The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

The Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing, or to reach profitable levels of operations. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These material uncertainties cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of comprehensive loss classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The evaluation properties in which the Company currently has an interest are in pre-revenue exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned due diligence, exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on July 22, 2022. The discussion in notes to the consolidated financial statements is stated in Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

(b)	Basis of Preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

(c)	Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries; Premium Nickel Resources International (Barbados), Premium Nickel Resources Selkirk Group (Barbados), Premium Nickel Resources Selebi (Barbados), which were incorporated in Barbados on November 12, 2021 as well as Premium Nickel Resources Proprietary (Botswana) and Premium Nickel Resources Group Proprietary (Botswana), which were incorporated in Botswana on September 19, 2019 and August 25, 2021, respectively.

Consolidation is required when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

(d)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the consolidated statements of comprehensive loss in the period in which they arise, except where deferred in shareholders’ deficiency as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statements of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(e)	Financial Instruments Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/ liability	Classification
Cash and cash equivalents	FVTPL
Cash funds in Trust	FVTPL
Prepaid expenses and Sales taxes receivable (Canada)	Amortized cost
Subscription units payable	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Financial liability – warrant	FVTPL

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

Impairment of financial assets at amortized cost

An “expected credit loss” impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Investments are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred the financial asset and the transfer qualifies for derecognition.

Financial liabilities

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statements of comprehensive loss.

(f)	Loss Per Share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

(g)	Income Taxes

Income tax expense comprises current income and deferred income tax. Current income tax and deferred income tax are recognized in net loss, except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or shareholders’ deficiency is recognized in other comprehensive loss or shareholders’ deficiency and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

A deferred income tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. We have not recognized any deferred income tax asset as at December 31, 2021 as there are currently no sources of taxable profit currently available to the Company. We will continue to reassess whether the tax attributes meet the criteria for recognition as a deferred income tax asset.

(h)	Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also recognized over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

All equity-settled share-based payments are reflected in share-based payments reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

(i)	Share Capital

The Company’s common shares are classified as equity instruments and the share warrants are classified as derivative financial liability.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares are allocated to share capital

(j)	Accounting Standards and Amendments Issued but Not Yet Effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

IAS 1 – Presentation of Financial Statements

The International Accounting Standards Board issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023, to determine the impact to the Company’s consolidated financial statements.

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenue and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements is:

Valuation of Options and Warrants

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as latest stock price, expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in note 2(h) and note 8 of the consolidated financial statements contain further details of significant assumptions applied to these areas of estimation.

Going Concern

Consolidated financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2021 and 2020 is detailed in the table below:

	December 31, 2021	December 31, 2020
Sales taxes receivable (Canada)	139,630	24,083
	139,630	24,083

5.	EXPLORATION AND EVALUATION ASSETS

Selebi and Selebi North nickel-copper-cobalt assets

The Company started the due diligence process in early 2020 on the former Botswana Government Mines known as BCL (Selebi-Phikwe), the Tati Nickel Mining Company (TNMC) (Tati-Phoenix, Tati-Selkirk) and other earlier stage or JV resource projects (collectively, the “BCL assets”). The BCL due diligence costs represent costs incurred to perform due diligence activities in preparation to complete the purchase of BCL assets, which closed in February 2022 as described in note 12, “Subsequent Events”. On March 24, 2021, the Company was awarded exclusivity to acquire the assets, which is the starting point it commenced capitalization of due diligence costs. Prior to March 24, 2021, all due diligence related costs were expensed in the consolidated statements of comprehensive loss.

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
Amount due to related parties (note 9)	225,904	65,590
Trade payables	218,456	10,507
Accrued liabilities	136,126	60,400
	580,486	136,497

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

7.	SUBSCRIPTION UNITS PAYABLE

The Company launched the bridge financing for a total $3,600,000 at $0.40/share on November 30, 2020 and closed the first tranche on December 15, 2020 for the pro-rata round of existing shareholders. The existing shareholders were presented the option to fund 50% in December and 50% on final closing. The funding received was deposited in a trust account and would be escrow until formal notice of PNR as preferred bidder of the BCL project. The final tranche of financing was subsequently closed on March 24, 2021.

The subscription payable of $1,474,050 as at December 31, 2020 represents funds in escrow received in the trust account for units subscription financing that closed in March 2021. Upon closing, the amount has been deposited to PNR’s bank account and recorded as share capital.

8.	SHARE CAPITAL

(a)	Common shares issued and outstanding

On February 26, 2020, the Company closed the seed financing of 24,900,000 shares at a price of $0.01 and raised aggregate gross proceeds of $249,000, with $145,000 received prior to the year-end of 2019.

During 2020, the Company closed three non-broker private placement equity financings totalling 39,183,487 shares at a price of $0.02, $0.05, and $0.15, respectively, and raised aggregate gross proceeds of $1,219,174. the Company incurred total share issuance costs of $7,086, including the fair value of $7,000 for 350,000 shares issued to the agent in conjunction with the private placement.

During the year 2021, the Company closed two non-broker private placement equity financings totalling 12,596,421 shares at a price of $0.40 and $0.95, respectively, and raised aggregate gross proceeds of $6,771,729. The Company incurred total share issuance costs of $287,228, including the fair value of $7,000 for 17,000 share issued to the agent in conjunction with the first private placement.

As at December 31, 2021, the Company has 76,679,908 common shares issued and outstanding (2020 – 64,083,487).

(b)	Warrants

On February 26, 2020, the Company issued NAN a non-transferable share purchase warrant (the “Warrant”), which entitles NAN to purchase common shares of the Company, for up to 15% of the capital of PNR upon payment of US $10 million prior to the fifth anniversary of the date of issue.

The warrant was classified as a derivative financial liability that should be measured at fair value, with changes in value recorded in profit or loss. As at December 31, 2021, the Company reassessed the fair value of the Warrant at $8,974,901 and recorded the amount as a Financial liability (2020 - $2,629,591).

The fair value of liability warrants issued as part of unit private placements during the year ended December 31, 2021 and 2020 was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	December 31, 2021	December 31, 2020
Expected dividend yield	0%	0%
Latest private placement price	$0.95	$0.40
Expected share price volatility	144.13%	129.64%
Risk free interest rate	1.02%	0.39%
Remaining life of warrants	3.16 years	4.16 years

Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

Volatility assumptions for the valuation of warrants were derived by reference to the volatility of NAN as the stock price of NAN has been highly correlated to the advancement of the BCL assets acquisition since its investment in PNR.

The valuation of the warrants was most sensitive to the change of latest share price, with +10% and -10% change in latest price resulting in a change of fair value by +1,017,689 and -$1,009,580, respectively.

On April 25, 2022, in connection with and immediately prior to the entry into the Amalgamation Agreement, NAN and PNR entered into the Waiver and Suspension Agreement, pursuant to which NAN agreed that its exercise privileges under the 15% Warrant or any portion thereof to subscribe for additional PNR Shares are suspended until the later of (i) the 61st calendar date following the date on which the Amalgamation Agreement is executed, and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Prior to the date that the Amalgamation becomes effective, the PNR Shares and the 15% Warrant held by NAN will be contributed to NAN Subco (defined below), as part of the Securities Contribution, resulting in such securities being cancelled by operation of the triangular amalgamation. The Reverse Takeover (“RTO”) and amalgamation transaction is expected to close in mid-July 2022.

NAN Subco means 1000178269 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario and a wholly owned subsidiary of NAN.

(c)	Stock Options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the offer price of the most recent financing on the date of grant. The options can be granted for a maximum term of five years.

A summary of option activity under the Plan during the years ended December 31, 2021 is as follows:

	December 31, 2021
	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	-	-
Issued	5,775,000	0.52
Outstanding, end of year	5,775,000	0.52

During the year ended December 31, 2021, the Company granted an aggregate total of 5,775,000 stock options to employees, directors and consultants with a maximum term of five years. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted and vested during the year ended December 31, 2021 amounted to $1,261,891 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the year ended December 31, 2021 is $0.44 per option.

There were no incentive stock options granted during the year ended December 31, 2020.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

The fair value of stock options granted and vested during the years ended December 31, 2021 was calculated using the following assumptions:

December 31, 2021
Expected dividend yield	0%
Latest private placement price	$0.95
Expected share price volatility	125.18%-127.03%
Risk free interest rate	0.42% - 1.11%
Expected life of options	5 years

Volatility assumptions for the valuation of warrants were derived by reference to the volatility of NAN as the stock price of NAN has been highly correlated to the advancement of the BCL assets acquisition since its investment in PNR.

The valuation of the options was most sensitive to the change of latest share price, with +10% and -10% change in latest price resulting in a change of fair value by +$138,212 and -$137,444, respectively.

Details of options outstanding as at December 31, 2021 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
4,500,000[1]	2,250,000	January 26, 2026	0.40	3.17
975,000[2]	325,000	September 29, 2026	0.95	0.80
300,000	300,000	September 29, 2026	0.95	0.25
5,775,000	2,875,000			4.22

[1] Vesting 1/2 on the date of grant and 1/2 on closing of the transactions contemplated by any asset purchase agreement between the Company and BCL Limited on January 31, 2022.
[2] Vesting 1/3 on the date of grant, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary.

(d)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

During the year ended December 31, 2021, the Company recorded $1,261,891 of share-based payments to reserves. There were no share-based payments during the year ended December 31, 2020.

9.	RELATED PARTY TRANSACTION

The following amounts due to related parties are included in trade payables and accrued liabilities (note 5):

	December 31, 2021	December 31, 2020
Directors and Officers of the Company	26,759	11,300
North American Nickel Inc.	199,145	54,290
	225,904	65,590

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (the “Services Agreement”) with NAN, whereby NAN will provide certain technical, corporate, administrative and clerical, office and other services to the Company during the due diligence stage of the contemplated arrangement. The Company will be charged for expenses incurred by NAN plus 2% administrative fee on third-party expenses. The term of the Services Agreement is for an initial period of three years and can be renewed for an additional one-year period.

During the year ended December 31, 2021, pursuant to the Services Agreement, the Company was charged by NAN $2,370,444 (December 31, 2020 – $647,164) for services including $42,315 in administrative fees, paid $2,225,589 (2020 – $553,842) and recorded $199,145 in amount due to related parties (2020 – $54,290).

To December 31, 2021, NAN subscribed for a further 609,996 common shares of PNR, for a further investment of $441,446 (2020 – $154,164). As of December 31, 2021, NAN beneficially owns 7,667,707 shares of PNR (2020 – 7,051,711 shares), constituting approximately 10% (2020 – 11.01%) of the issued and outstanding PNR shares.

ThreeD Capital has subscribed a total of 538,551 shares during 2021 for $374,123 (2020 – $156,190). As at December 31, 2021, ThreeD Capital beneficially owns 7,005,008 shares (2020 – 6,466,457 shares), constituting approximately 9.14% (2020 – 10.09%) of the current issued and outstanding shares of the Company.

(b)	Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was as follows:

	December 31, 2021	December 31, 2020
Management fee	675,001	211,885
Due diligence BCL	131,600	30,534
Corporate and administration expenses	108,193	44,203
Share-based payment	1,019,932	-
	1,934,726	286,622

10.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, and currency risk. The carrying value of the Company’s financial instruments approximates their fair value due to their short-term nature. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

As at December 31, 2021 the fair value of the Company’s warrant liabilities are based on Level 3 measurements and the fair value of cash is based on Level 1 measurements. The fair values of other financial instruments approximate their carrying values due to the relatively short-term maturity of these instruments.

11.	RISK MANAGEMENT

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rates.

Foreign Currency Exchange Rate Risk

Currency risk is the risk that the fair value or future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Botswana and undertakes transactions denominated in foreign currencies such as the United States dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on income and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at December 31, 2021:

As of December 31, 2021	Less than 1 year	1 – 2 Years	2 – 5 Years	Total
Trade payables and accrued		-	-
liabilities	580,486	-	-	580,486
	580,486	-	-	580,486

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity (deficiency), loans and borrowings, other current liabilities, net of cash.

	As at December 31, 2021	As at December 31, 2020
Shareholder’s deficiency	(4,316,964)	(2,654,845)
Current liabilities	580,486	1,610,547
	(3,736,478)	(1,044,298)
Cash and cash equivalents	(1,990,203)	(108,853)
	(5,726,681)	(1,153,151)

12.	SUBSEQUENT EVENTS

Corporate Activity

On January 31, 2022, the Company signed and completed the Selebi asset purchase agreement transaction with the Liquidator of BCL Limited to acquire the Selebi and Selebi North nickel-copper-cobalt Mines. The transfer of ownership to the Company of the Selebi Mines and related infrastructure was finalized and work programs began immediately.

PNR is also completing the conditions precedent to the Closing of the Selkirk Asset Purchase Agreement (“Selkirk APA”) which was executed on January 20, 2022. The Selkirk APA entertains the acquisition of the Selkirk deposit and related infrastructure formerly operated by TNMC on January 19, 2022. The closing of the transaction for the Selkirk Assets will only occur in late June 2022.

Financing Activity

The Company launched a private placement for up to US$20,000,000 at US$2.00/share in December 2021 and the funding received would be deposited in a trust account and escrow until the closing of the APA (“APA”) on the Selebi Assets. PNR closed the first tranche on February 10, 2022 for the pro-rata round of existing shareholders upon completion of the APA transaction. On March 25, 2022, the Company closed the final tranche of financing and raised aggregate gross proceeds of US$17,731,238 including the pro-rata round.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

Business Amalgamation

On April 26, 2022, PNR and NAN announced that they had entered into an amalgamation agreement, dated April 25, 2022 (the “Amalgamation Agreement”) which provides the terms and conditions for the RTO. The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the Business Corporations Act (Ontario) to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer common shares for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement. Readers are encouraged to read and consider the disclosure set out in the Filing Statement for further information with respect to the RTO.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019
(In accordance with International Financial Reporting Standards (“IFRS”) and stated in Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Independent Auditor’s Report

Consolidated Financial Statements

•	Consolidated Statements of Financial Position
•	Consolidated Statements of Comprehensive Loss
•	Consolidated Statements of Changes in Shareholders’ Deficiency
•	Consolidated Statements of Cash Flows
•	Notes to the Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, and the notes thereto, of Premium Nickel Resources Corporation and its subsidiary have been prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management, in discharging these responsibilities, maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, only valid and authorized transactions are executed and accurate, timely and comprehensive financial information is prepared. However, any system of internal controls over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors, principally through the Audit Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who were appointed by the shareholders to audit the consolidated financial statements and provide an independent auditor’s report thereon. The auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements. Ernst & Young LLP has full and free access to the Board of Directors.

“signed”	“signed”
Keith Morrison	Sarah Zhu
Chief Executive Officer	Chief Financial Officer

July 22, 2022

Independent auditor’s report

To the Directors of
Premium Nickel Resources Corporation

Opinion

We have audited the consolidated financial statements of Premium Nickel Resources Corporation and its subsidiaries [the “Company”], which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of comprehensive loss, consolidated statement of changes in shareholders’ deficiency and consolidated statement of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards [“IFRS”].

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to note 1 in the consolidated financial statements, which indicates that the Company has an accumulated deficit of $4,123,019 and a net loss of $3,859,729 for the year ended December 31, 2020. As stated in note 1, these events or conditions, along with other matters as set forth in note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises:

•	Management’s discussion and analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Toronto, Canada July 22, 2022

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Notes	As at December 31, 2020	As at December 31, 2019
ASSETS
CURRENT ASSETS
Cash		108,853	338
Cash funds in Trust	7	1,449,387	-
Cash advances	4,9	-	24,647
Prepaid expenses		2,970	-
GST/HST paid on purchase	5	24,083	-
TOTAL CURRENT ASSETS		1,585,293	24,985
LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	6,9	136,497	143,275
Subscription units payable	7	1,474,050	-
TOTAL CURRENT LIABILITIES		1,610,547	143,275
NON-CURRENT LIABILITIES
Financial liability - warrant	8	2,629,591	-
TOTAL LIABILITIES		4,240,138	143,275
SHAREHOLDERS’ DEFICIENCY
Share capital	8	1,468,174	145,000
Deficit		(4,123,019)	(263,290)
TOTAL SHAREHOLDERS’ DEFICIENCY		(2,654,845)	(118,290)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		1,585,293	24,985

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 13)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 25, 2022

“signed”	“signed”
Keith Morrison	Sheldon Inwentash
Chief Executive Officer	Audit Committee Chair

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019
EXPENSES

General and administrative
Subscriptions and dues		-	(1,800)
Property investigation		-	(45,627)
Due diligence BCL	10	(877,844)	(113,701)
Legal fee		(81,108)	(22,860)
Accounting, audit and tax fee		(29,145)	(25,000)
Currency exchange		(2,725)	-
Administrative fees	9(a)	(15,001)	(1,715)
Management fees	9(b)	(211,885)	(30,000)
Interest and bank charges		(2,556)	(661)
Travel		(9,874)	(21,926)
Warrant valuation	8	(2,629,591)	-
Net Loss for the year		(3,859,729)	(263,290)

TOTAL COMPREHENSIVE LOSS
FOR THE YEAR		(3,859,729)	(263,290)

Weighted average number of common shares outstanding		56,481,689	14,500,000

Basic and diluted loss per share		(0.07)	(0.02)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian dollars)

	Notes	Number of Shares	Share Capital	Deficit	Total Shareholders’ Deficiency
BALANCE AS AT DECEMBER 31, 2018		-	-	-	-
Total comprehensive loss		-	-	(263,290)	(263,290)
Share capital issued through private placement		14,500,000	145,000	-	145,000
Share issue costs		-	-	-	-
BALANCE AS AT DECEMBER 31, 2019	8	14,500,000	145,000	(263,290)	(118,290)
Total comprehensive loss		-	-	(3,859,729)	(3,859,729)
Share capital issued through private placement		49,583,487	1,330,260	-	1,330,260
Share issued costs		-	(7,086)	-	(7,086)
BALANCE AS AT DECEMBER 31, 2020	8	64,083,487	1,468,174	(4,123,019)	(2,654,845)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2020	Year ended December 31, 2019
OPERATING ACTIVITIES
Net loss for the year	(3,859,729)	(263,290)
Items not affecting cash:
Warrant valuation	2,629,591	-
Changes in working capital
Cash advances	24,647	(24,647)
Prepaid expenses	(2,970)	-
Trade payable and accrued expenses	(6,778)	143,275
GST/HST Paid on purchases	(24,083)	-
Net cash used in operating activities	(1,239,322)	(144,662)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	1,330,260	145,000
Direct financing costs	(7,086)	-
Subscription unit payable	1,474,050	-
Units Subscription - In trust funds	(1,449,387)	-
Net cash provided by financing activities	1,347,837	145,000

Change in cash for the year	108,515	338
Cash, beginning of the year	338	-
Cash and cash equivalents, at the end of the year	108,853	338

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial statements

For the year ended December 31, 2020 and 2019

(Express in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Corporation (the “Company” or “PNR”) was incorporated on November 26, 2018, under the laws of the Province of Ontario, Canada. The head office and principal address is located at 130 Spadina Avenue, Suite 40, Toronto, Ontario M5V 2L4.

PNR is a private Canadian company organized to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets that are currently in liquidation. The founders of the Company include North American Nickel Inc. (“NAN”) a public Canadian nickel exploration and development company, several resource investors and local Namibian and Botswana mine operators. PNR owns 100% of Premium Nickel Resources Proprietary Limited, which is a private company registered in Botswana, dedicated to this activity.

The Company submitted its indicative offer to the BCL and TNMC Liquidators in June 2020 to acquire the assets of the former-producing BCL Mining Complex and TNMC operations located in north-eastern Botswana. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a Memorandum of Understanding (“MOU”) providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements.

On September 28, 2021, the Company executed a definitive asset purchase agreement (“APA”) with the Liquidator of BCL to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. The due diligence process was completed within 120 days upon signing the APA. On February 10, 2022, the Company closed the transaction and ownership of the assets has been transferred to the Company. PNR is also negotiating a separate APA to finalize terms for any prioritized TNMC assets that may be purchased.

The Company continues to monitor the global COVID-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local COVID-19 protocol requirements. PNR has developed COVID-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the Government of Botswana and surrounding communities.

Going Concern

The Company, being in the exploration stage, is subject to risks and challenges similar to companies in a comparable stage of development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, global economic and metal price volatility and there is no assurance management will be successful in its endeavors. At December 31, 2020 the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $3,859,729 for the year ended December 31, 2020 ($236,290 for December 31, 2019). The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

The Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing, or to reach profitable levels of operations. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These material uncertainties cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of comprehensive loss classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The evaluation properties in which the Company currently has an interest are in pre-revenue exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned due diligence, exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on July 22, 2022. The discussion in notes to the consolidation financial statements is stated in Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

(b)	Basis of Preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

(c)	Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, Premium Nickel Resources Proprietary Limited, which was incorporated in Botswana ob September 19, 2019.

Consolidation is required when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the consolidated statements of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the consolidated statements of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(e)	Financial Instruments Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/ liability	Classification
Cash	FVTPL
Cash funds in Trust	FVTPL
Cash advance	Amortized cost
Subscription units payable	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Financial liability – warrant	FVTPL

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs,

respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An “expected credit loss” impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Investments are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred the financial asset and the transfer qualifies for derecognition.

Financial liabilities

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statements of comprehensive loss.

(f)	Loss Per Share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

(g)	Income Taxes

Income tax expense comprises current income tax and deferred income tax. Current income tax and deferred income tax are recognized in net loss, except to the extent that it arises in a business combination, or from items recognized directly in shareholder’s deficiency or other comprehensive loss.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or shareholders’ deficiency is recognized in other comprehensive loss or shareholders’ deficiency and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

A deferred income tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. We have not recognized any deferred tax asset as at December 31, 2021 as there are currently no sources of taxable profit currently available to the Company. We will continue to reassess whether the tax attributes meet the criteria for recognition as a deferred income tax asset.

(h)	Share Capital

The Company’s common shares are classified as equity instruments and the share warrants are classified as derivative financial liability.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of common shares are allocated to share capital.

(i)	Accounting Standards and Amendments Issued But Not Yet Effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

IAS 1: Presentation of Financial Statements

The International Accounting Standards Board issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023, to determine the impact to the Company’s consolidated financial statements.

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

The area involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements is:

Valuation of Warrants

The Company estimates the fair value of convertible securities such as warrants using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as latest stock price, expected term to maturity, expected volatility and expected forfeiture rates. Note 8 to the consolidated financial statements contain further details of significant assumptions applied to these areas of estimation.

Going Concern

Consolidated financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

4.	CASH ADVANCE

A total of $95,000 was advanced to one of the directors for the travelling cost to Botswana for the BCL project during the period from June to December 2019. Subsequently invoices and expenses reports were approved, and the balance was settled.

5.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as at December 31, 2020 and 2019 is detailed in the table below:

	December 31, 2020	December 31, 2019
GST/HST paid on purchase	24,083	-
	24,083	-

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2029
Amounts due to related parties (note 9)	65,590	95,415
Trade payables	10,507	-
Accrued liabilities	60,400	47,860
	136,497	143,275

7.	SUBSCRIPTION UNITS PAYABLE

The Company launched the bridge financing for a total $3,600,000 at $0.40/share on November 30, 2020 and closed the first tranche on December 15, 2020, for the pro-rata round of existing shareholders. The existing shareholders were presented the option to fund 50% in December and 50% on final closing. The funding received was deposited in a trust account and would be escrow until formal notice of PNR as preferred bidder of the BCL project. The final tranche of financing was subsequently closed on March 24, 2021.

The subscription payable of $1,474,050 as at December 31, 2020 represents funds in escrow received in the trust account for units subscription financing that closed in March 2021. Upon closing, the amount has been deposited to PNR’s bank account and recorded as share capital.

8.	SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

On February 26, 2020, the Company closed the seed financing of 24,900,000 shares at a price of $0.01 and raised aggregate gross proceeds of $249,000, with $145,000 received prior to the year-end of 2019.

Subsequently during 2020, the Company closed three non-broker private placement equity financing of total 39,183,487 shares at a price of $0.02, $0.05, and $0.15, respectively, and raised aggregate gross proceeds of $1,219,174. The Company incurred total share issuance cost of $7,086, including the fair value of $7,000 for 350,000 shares issued to the agent in conjunction with the private placement.

As at December 31, 2020, the Company has 64,083,487 common shares issued and outstanding (2019 – 14,500,000).

(b)	Warrants

On February 26, 2020, the Company issued NAN a non-transferable share purchase warrant (the “Warrant”), which entitles NAN to purchase common shares of the Company, for up to 15% of the capital of PNR upon payment of US$10 million prior to the fifth anniversary of the date of issue.

The Warrant, which was issued independently from any equity financing and does not have a fixed conversion rate, nor a fixed excised price, is classified as a derivative financial liability that should be measured at fair value, with changes in value recorded in profit or loss. At December 31, 2020, the Company reassessed the fair value of the warrant at $2,629,591 and recorded the amount as a long-term financial liability (2019 – nil).

The fair value of liability warrants issued as part of unit private placements during the year ended December 31, 2020 was estimated using the Black-Scholes option pricing model with the following assumptions:

December 31, 2020
Expected dividend yield	0%
Latest private placement price	$0.40
Expected share price volatility	129.64%
Risk free interest rate	0.39%
Remaining life of warrants	4.16 years

Volatility assumptions for the valuation of warrants were derived by reference to the volatility of NAN as the stock price of NAN has been highly correlated to the advancement of the BCL assets acquisition since its investment in PNR.

The valuation of the warrants was most sensitive to the change of latest share price, with +10% and -10% change in latest price resulting in a change of fair value by +$313,053 and -$309,088, respectively.

On April 25, 2022, in connection with and immediately prior to the entry into the Amalgamation Agreement, which provides for the Amalgamation of PNR and NAN pursuant to a triangular amalgamation under the Business Corporations Act (Ontario), NAN and PNR entered into the Waiver and Suspension Agreement, pursuant to which NAN agreed that its exercise privileges under the 15% Warrant or any portion thereof to subscribe for additional PNR Shares are suspended until the later of (i) the 61st calendar date following the date on which the Amalgamation Agreement is executed, and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Prior to the date that the Amalgamation becomes effective, the PNR Shares and the 15% Warrant held by NAN will be contributed to NAN Subco (defined below), as part of the Securities Contribution, resulting in such securities being cancelled by operation of the triangular amalgamation. The Reverse takeover (“RTO”) and amalgamation transaction is expected to close in mid-July 2022.

NAN Subco means 1000178269 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario and a wholly owned subsidiary of NAN.

9.	RELATED PARTY TRANSACTIONS

The following amounts due from related parties represent cash advance to one of the directors of the Company (note 4)

	December 31, 2020	December 31, 2019
Directors and officers of the Company	-	24,647
	-	24,647

The following amount due to related parties are included in trade payable and accrued liabilities (notes 6)

	December 31, 2020	December 31, 2019
Directors and officers of the Company	11,300	-
NAN	54,290	95,415
	65,590	95,415

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

2019

On July 8, 2019, ThreeD Capital subscribed to a total of 2,400,000 shares under the seed financing transaction described in note 8. As of December 31, 2019, ThreeD Capital owns 2,400,000 shares, constituting approximately 16.55% of the issued and outstanding shares of the Company.

On September 30, 2019, NAN entered into a MOU with the Company. Pursuant to the MOU, the two companies set forth their interests in negotiating and acquiring the business and assets of BCL.

Concurrent with the MOU, NAN initially subscribed for 2,400,000 common shares of PNR at $0.01, for a total investment of $24,000. The initial investment included a provision that gives NAN the right to nominate two directors to the Board of Directors of PNR. PNR also issued NAN on February 26, 2020, a non-transferable share purchase warrant, which entitles NAN to purchase common shares of PNR, for up to 15% of the capital of PNR upon payment of US$10 million prior to the fifth anniversary of the date of issue. As at December 31, 2019, NAN beneficially owns 2,400,000 shares, constituting approximately 16.55% of the current issued and outstanding shares of the Company.

2020

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (the “Services Agreement”) with NAN, whereby NAN will provide certain technical, corporate, administrative and clerical, office and other services to the Company during the due diligence stage of the contemplated arrangement. The Company will be charged for expenses incurred by NAN plus 2% administrative fee on third-party expenses. The term of the Services Agreement is for an initial period of three years and can be renewed for an additional one-year period. During the year ended December 31, 2020, pursuant to the Services Agreement, the Company was charged by NAN $647,164 (2019 - $95,415) for services including $10,938 in administrative fees, paid $553,842 (2019 – $Nil) and recorded $54,290 in amounts due to related parties (2019 - $95,415). During the year ended December 31, 2020, $ 134,447 (2019 - $Nil) of the Company’s payable to NAN was offset by private placement amount subscribed by NAN.

As at December 31, 2020, NAN subscribed for a further 4,657,711 common shares of PNR, for a further investment of $154,164. As at December 31, 2020, NAN beneficially owns 7,051,711 shares of PNR, constituting approximately 11.01% of the issued and outstanding PNR shares.

ThreeD Capital has subscribed a total of 4,066,457 shares during 2020 for $156,190. As at December 31, 2020, ThreeD Capital beneficially owns 6,466,457 shares, constituting approximately 10.09% of the current issued and outstanding shares of the Company.

(b)	Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was as follows:

	December 31, 2020	December 31, 2019
Management fee	211,885	30,000
Consulting – General	30,534	-
Consulting - Accounting	44,203	-
	286,622	30,000

10.	DUE DILIGENCE BCL

The Company started its initial due diligence process in 2019 for the potential acquisition of BCL and TNMC assets that are in liquidation. The due diligence cost included legal fee and consulting fee for geology, geophysics, metallurgy and marketing for the purpose of property investigation.

11.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, and currency risk. The carrying value of the Company’s financial instruments approximates their fair value due to their short-term nature. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

As at December 31, 2020, the fair value of the Company’s warrant liabilities are based on Level 3 measurements and the fair value of cash is based on Level 1 measurements. The fair values of other financial instruments approximate their carrying values due to the relatively short-term maturity of these instruments.

12.	RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rate.

Foreign Currency Exchange Rate Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Botswana and undertakes transactions denominated in foreign currencies such as United States dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on income and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at December 31, 2020:

As of December 31, 2020	Less than 1 year	1 – 2 years	2 – 5 years	Total
Trade payables and accrued liabilities	136,497	-	-	136,497
Subscription units payable	1,474,050	-	-	1,474,050
	1,610,547	-	-	1,610,547

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

129006192v1

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of deficiency, loans and borrowings, other current liabilities, net of cash.

	As at December 31, 2020	2019
Shareholder’s deficiency	(4,123,019)	(118,290)
Current liabilities	1,610,547	143,275
	(2,512,472)	24,985
Cash	(108,853)	(338)
	(2,621,325)	24,647

13.	SUBSEQUENT EVENTS

Purchase of Former BCL Assets

On February 10, 2021, PNR was selected as the preferred bidder for the Botswana Ni-Cu-Co assets formerly operated by BCL, and currently in liquidation. Subsequent on March 24, 2021 the Company completed the MOU with the Liquidator which governed a six-month exclusivity period to complete its due diligence and related purchase agreements on the assets.

On September 28, 2021, the due diligence was complete, and the Company executed a definitive APA with the Liquidator of BCL to acquire the Selebi Assets and related infrastructure.

On February 10, 2022, the Company announced that it has closed the APA transaction with the Liquidator of BCL Limited to acquire the Selebi and Selebi North nickel-copper-cobalt Mines. The transfer of ownership to the Company of the Selebi Mines and related infrastructure has been finalized and work programs are expected to begin immediately.

Financing Activities

On March 24, 2021, the Company closed a non-broker private placement equity financing of 9,421,054 shares at a price of $0.40 for aggregate gross proceed of $3,768,422. The private placement was initiated on November 30, 2020 with the first tranche closed on December 15, 2021. The funding received was deposited in a trust account and in escrow until formal notice of PNR as preferred bidder of the BCL project. PNR was awarded the exclusivity to acquire the assets on March 24, 2021 and all the funds held in trust account have been transferred to PNR’s bank account. In connection with the private financing, the Company paid certain finders a cash payment in the amount of $64,750 and 17,500 common shares of the Company. The Company incurred an aggregate share issuance cost of $262,160.

On September 27, 2021, the Company closed a non-broker private placement equity financing of 3,157,867 shares at a price of $0.95 for aggregate gross proceeds of $2,999,974. In connection with the private placement, the Company has paid eligible finders (the “Finders”) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being the aggregate of $25,068.

Business Amalgamation

On April 26, 2022, PNR and NAN announced that they had entered into an amalgamation agreement, dated April 25, 2022 (the “Amalgamation Agreement”) which provides the terms and conditions for the RTO. The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the Business Corporations Act (Ontario) to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer common shares for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement. Readers are encouraged to read and consider the disclosure set out in the Filing Statement for further information with respect to the RTO.

Statement of Assets Acquired and Liabilities Assumed

For the acquisition of the Selebi and Selkirk Projects

Premium Nickel Resources Corporation

As at January 31, 2022

Independent auditor’s report

To the Directors of
Premium Nickel Resources Corporation

Opinion

We have audited the statement of assets acquired and liabilities assumed which comprises the assets acquired, and liabilities assumed by Premium Nickel Resources Corporation [the “Company”], on the acquisition of the Selibi and Selkirk Projects, and notes to the statement of assets acquired and liabilities assumed, including a summary of significant accounting policies [together, the “financial statement”].

In our opinion, the financial statement presents fairly, in all material respects, the assets acquired, and liabilities assumed by the Company on acquisition of the Selibi and Selkirk Projects, as at January 31, 2022, in accordance with the basis of accounting described in note 2.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statement section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statement in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter – Basis of accounting

We draw attention to note 2 to the financial statement, which describes the basis of accounting. The financial statement is prepared for inclusion in the North American Nickel Inc. filing statement to provide information related to the Company’s acquisition of the Selibi and Selkirk Projects. As a result, the financial statement may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Responsibilities of management and those charged with governance for the financial information

Management is responsible for the preparation and fair presentation of the financial statement in accordance with the basis of accounting as set out in note 2; this includes determining that the basis of accounting is an acceptable basis for the preparation of the financial statement in the circumstances, and for such internal control as management determines is necessary to enable the preparation of the financial statement free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the audit of the financial statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statement.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Evaluate the overall presentation, structure and content of the financial statement, including the disclosures, and whether the financial statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Toronto, Canada July 22, 2022

Statement of Assets Acquired and Liabilities Assumed
Premium Nickel Resources
As at January 31, 2022
(in United States Dollars)

January 31, 2022
$
Assets acquired
Mineral properties (note 3)	6,928,747
6,928,747

Liabilities assumed	-

Net assets acquired	6,928,747

The accompanying notes are an integral part of this statement.

Statement of Assets Acquired and Liabilities Assumed
Premium Nickel Resources
As at January 31, 2022
(in United States Dollars)

Notes to the Statement of Assets Acquired and Liabilities Assumed

A Statement of Assets Acquired and Liabilities Assumed (the “Statement”) has been prepared as of the closing date of the Acquisition (Note 1), January 31, 2022, based on Premium Nickel Resources Corporation’s (“PNR” or the “Company”) accounting policies set out in Note 2. The Statement includes all of the assets acquired and liabilities assumed under the Acquisition.

1.	SUMMARY OF TRANSACTION

On September 28, 2021, the Company executed a definitive asset purchase agreement (“APA”) with the Liquidator of BCL limited (“BCL”) to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. The due diligence process was completed within 120 days upon signing the APA. On January 31, 2022, the Company closed the transaction and ownership of the Selebi assets transferred to the Company.

PNR also negotiated a separate asset purchase agreement with the liquidator of Tati Nickel Mining Company (“TNMC”) to acquire the Selkirk deposit and related infrastructure formerly operated by TNMC on January 19, 2022. The Closing of the transaction for the Selkirk Assets will only occur in late July 2022.

As per the APA of the Selebi Assets, the aggregate purchase price payable to the seller shall be the sum of US$56,750,000 which amount shall be paid in three installments:

•	US$1,750,000 payable on the Closing date
•	US$25,000,000 upon which is earlier: a) completion of a feasibility study, or b) on the expiry date of the study phase, January 31, 2025, which could be extend for one year with written notice.
•	US$30,000,000 on which is earlier: a) the project commission date; or b) the final payment long stop date, being approval date of construction and mining license plus four years.
•	Payment of Care & maintenance funding contribution of Selebi Assets for a total of $5,178,747 from March 22, 2021 to the closing date

According to the Selkirk APA no additional price is offered to purchase the Selkirk assets except the initial purchase price of US$56,750,000 for the Selebi. No cash commitment upon the closing date. If PNR elects to develop Selkirk first, the payment of the second installment for US$25M would be upon the completion of Selkirk ‘s feasibility study instead of Selebi’s. For the third installment of US$30M, if Selkirk were commissioning earlier than Selebi, the payment would trigger on Selkirk’s commission date.

Refer to note 3 for a summary of the total consideration on the closing date of the Selebi Acquisition, January 31, 2022.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. The Acquisition did not meet the definition of a business combination, as the primary assets (Selebi and Selkirk Assets) are under care and maintenance and not capable to provide any goods to customers nor generating income at the time of the acquisition without completing of feasibility study of mineral resources and reserves as well as significant investment in processing facilities. There is no acquired process associated with the assets acquired (inputs). Consequently, the Acquisition has been recorded as an acquisition of assets.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Statement has been prepared for inclusion in the filing statement that is being prepared in accordance with Exchange Policy 5.2 and Exchange Form 3D2 in connection with, among other things, the Reverse Takeover of North America Nickel Inc. (“NAN”) by Premium Nickel Resources Corporation (“PNR”). The Statement has been prepared in accordance with the measurement and recognition provisions of the following International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”):

-	IAS 16, Property, Plant and Equipment

-	IAS 37, Provisions, Contingent Liabilities and Contingent Assets

-	IFRS 13, Fair Value Measurement

a.	Asset Acquisition and Mineral Property

Mineral property assets comprise of costs incurred to secure the mining concession and acquisition of rights to explore. Acquisitions of assets and assumption of liabilities that do not qualify as a business are accounted for as an asset acquisition. The value assigned to the assets acquired and liabilities assumed in an asset acquisition are based upon the value of consideration given at the date of acquisition. Directly attributable transaction costs are capitalized.

b.	Provisions

Provisions are recognized when the Company has a constructive obligation as a result of past events for which it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the present value of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

3.	ASSET PURCHASE CONSIDERATION

The assets acquired in the Acquisition included related mineral rights, surface rights and related infrastructure thereto. The value of mineral property acquired was determined based on the values of consideration transferred on the closing date of the Acquisition as follows:

$
Consideration
Purchase price	1,750,000
Care & maintenance funding contribution -Selebi	5,178,747
Total consideration	6,928,747

According to the APA, PNR paid US$1.75M to acquire the mining concession of Selebi and Selkirk Assets on the date of acquisition. The 2nd payment of the purchase price for $25M is conditional on the further development of the assets i.e. completion of feasibility study within 2-4 years upon closing of the APA. The 3rd payment of $30M is conditional on the completion of mine construction and production start-up within four to eighth year from the closing date of APA. PNR has the choice not to pay the contingent payment if fail to complete feasibility study within the timeframe or the feasibility study generate a negative result on the project. The Company’s accounting policy, as permitted by IAS 16, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of the acquisition date, none of the conditions of the 2nd and 3rd installment are met. Hence, these amounts are not included in the consideration as at the acquisition date.

PNR also reimburse the liquidator in a sum of US$5,178,747 for care & maintenance cost incurred on the Selebi assets from March 22, 2021 to closing date.

4.	LIABILITY PROVISION

As per the Asset Purchase Agreement, the historical liabilities are the responsibility of the Government. The assets were transferred to PNR free of any environment and social liability. Hence, the liability assumed at the date of acquisition is Nil.

Appendix “I”

Management’s Discussion and Analysis of PNR

PNR Interim MD&A	I-2

PNR 2021 Annual MD&A	I-11

PNR 2020 Annual MD&A	I-21

I-1

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Premium Nickel Resources Corporation. (“Premium Nickel Resources”, “PNR” or the “Company”) is intended to enable the reader to assess the Company’s financial condition of the Company between March 31, 2022 and December 31, 2021, and the results of operations for the three months ended March 31, 2022 (“Q1 2022”) and the three months ended March 31, 2021 (“Q1 2021”). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2021 (“FY 2021” or “PNR Financial Statements”). In this MD&A, references to the Company, PNR or Premium Nickel Resources refer to Premium Nickel Resources Corporation and, unless the context requires or is otherwise expressly stated, its consolidated subsidiaries.

The PNR Financial Statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in Canadian dollars where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration program or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with 51-102F1 and has been approved by the Company’s board of directors prior to release.

This MD&A is presented as of July 22, 2022 being the date of the filing statement (the “Filing Statement”) North American Nickel Inc. (“NAN”) in respect of the reverse takeover (“RTO”) (under the policies of the TSX Venture Exchange (the “Exchange”)) of NAN by the Company, to which this MD&A has been appended, and is current to such date unless otherwise stated. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Filing Statement.

Company Overview and Highlights

The Company is a private Canadian company which was established to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets located in Botswana, which were previously in liquidation.

The Company was incorporated on November 26, 2018, under the laws of the Province of Ontario, Canada. The founders of the company include NAN a nickel exploration and development corporation formed under the laws of the Province of British Columbia, Canada, whose common shares trade on the Exchange, several sophisticated resource investors and local Namibian and Botswana mine operators. PNR has the following corporate structure:

1 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Premium Nickel Resources Corporation
(Ontario)
100%
Premium Nickel Resources International Limited
(Barbados)
100%
100%
Premium Nickel Resources Selkirk Group (Barbados) Limited
(Barbados)
Premium Nickel Resources Selebi (Barbados) Limited
(Barbados)
100%
100%
Premium Nickel Resources Group Proprietary Limited(2)
(Botswana)
Premium Nickel Resources Proprietary Limited(1)
(Botswana)

Notes:

(1)       Premium Nickel Resources Proprietary Limited owns the Selebi Project (as defined herein).

(2)       It is anticipated that Premium Nickel Group Proprietary Limited will own the Selkirk Project (as defined herein) following closing of the Selkirk Acquisition (as defined herein).

PNR Project in Botswana

In late summer 2019, Premium Nickel Resources Proprietary Limited (“PNRB”) qualified itself as a bidder in the liquidation of the former Botswana Government Mines known as BCL (Selebi-Phikwe), (Tati-Phoenix, Tati-Selkirk) and other earlier stage or JV resource projects. Shortly thereafter, members of the Premium Nickel Resources team visited BCL and concluded that the assets still held some potential in terms of restarting operations within a very short number of years. Premium Nickel Resources quickly gained an understanding of the potential of the assets through the data mining of legacy information and submitted its interest in purchasing some of the assets owned by the BCL entities. An Integrated Project Management Team was set-up by PNRB in early December 2019 to drive and monitor the progress of the technical due diligence and purchase of certain assets under liquidation and owned by BCL.

PNRB submitted an Indicative Offer to the BCL Liquidator (the “BCL Liquidator”) in June 2020 for the purchase of certain assets currently under liquidation and owned by BCL.

On March 24, 2021, PNRB signed an Exclusivity Memorandum of Understanding (“MOU”) with the BCL Liquidator which governed a six-month exclusivity period to complete additional due diligence and related purchase agreements on the Botswana nickel-copper-cobalt (“Ni-Cu-Co”) assets formerly operated by BCL Limited.

On September 28, 2021, PNRB executed a definitive asset purchase agreement (“Selebi APA”) with the Liquidator of BCL to acquire the Selebi and Selebi North deposits (collectively, the “Selebi Mines”) and related infrastructure formerly operated by BCL (together with the Selebi Mines, the “Selebi Project”). The due diligence process was completed within 120 days of signing the Selebi APA. On January 31, 2022, PNRB closed the acquisition of the Selebi Project out of liquidation (the “Selebi Acquisition”).

2 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

The purchased infrastructure at the Selebi Mines includes two mines, currently on care and maintenance, and associated surface infrastructure. Shaft sinking and plant construction at the Selebi Mines started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in their processing facility.

PNRB’s commitment to rejuvenate the former BCL assets has not been taken lightly, and serious consideration has been given to what the new undertaking would look like. PNRB’s team has been working on this opportunity for more than three years, evaluating the opportunity from as many aspects as possible. The team expanded its data searches to include national archives, scientific publications, and direct interviews with former employees and service providers. PNRB’s due diligence process included brownfield exploration data that may have been excluded from the historical mineral resource calculations (as described in the Technical Report) and information on mineralogy and processing that PNRB believed would provide insight into the ability to produce commercial concentrates, using well proven processing technologies. For the purposes of this MD&A, “Technical Report” means the technical report titled “Technical Report on the Selebi Mines, Central District, Republic of Botswana” dated June 16, 2022, with an effective date of March 1, 2022, prepared by Valerie Wilson, M. Sc., P. Geo., Brenna J.Y. Scholey, P. Eng., Sharon Meyer, M.Sc., Pr.Sci.Nat. EAPASA, of SLR Consulting (Canada) Ltd.

PNRB’s approach in re-starting operations of the Selebi Project is based on three primary concepts:

•	PNRB has proprietary knowledge from the reprocessing of BCL exploration data that supports the potential of increasing the size and grade of the remaining resource through a combination of infill and exploration drilling.
•	By decoupling the smelter from BCL’s historic business model, PNRB would develop a new optimized mine plan, not dependent on the 10,000T/day throughput to maintain the smelter production but determine the mine rate based on good practices and process optimization. The decoupling of the smelter would also enable PNRB to re-define the Company’s business model around the production of separate nickel/cobalt and copper concentrates.
•	PNRB intends to produce separate copper and nickel concentrates for commercial sale (instead of a bulk concentrate) and does not plan to restart the existing concentrator or smelter. Recently completed modern metallurgy by PNRB has indicated the potential for commercial Ni-Cu-Co concentrates to be produced at Selebi without re-creating the environmental impact of the high sulphur emission flash furnace by eliminating the need for an on-site smelter.

Although BCL has been facing technical and financial difficulties since 1990, PNRB believes that there is the potential, through ongoing exploration, for the establishment of mineral resources at the Selebi Mines.

The Selebi Project does not have any current mineral resources or mineral reserves. As PNR is an exploration stage company with no producing properties, it has no current operating income, cash flow or revenues. Neither PNR nor PNRB have undertaken any current mineral resource estimate on the Selebi Project. There is no assurance that a commercially viable mineral deposit exists on the Selebi Project. PNR does not expect to receive income from the Selebi Project within the foreseeable future. PNRB’s primary objectives are to complete exploration on the Selebi Project with a view to potential development. Toward this end, PNRB’s long-term plan is to re-commence operations on the Selebi Project in a two-step approach: (1) to conduct and complete a preliminary economic assessment, pre-feasibility study and feasibility studies over the first 48 months from completion of the RTO; and (2) if such studies support development of the Selebi Project, proceed with permitting, engineering and construction at the Selebi Project which is expected to be completed in year 2028 at the earliest.

As an initial step, PNRB intends to engage in exploration and infill drilling programs to ground a mineral resource estimate on the property. The expected work program for the Selebi Project in the first 18 months from July 1, 2022 is set out in Appendices D and E to the Filing Statement.

The Company continues to monitor the global Covid-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local Covid-19 protocol requirements. PNR has developed Covid-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the BCL Liquidator.

3 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Financing Activities

The Company launched a private placement for a total US$20M at US$2.00/share in December 2021 and the funding received was deposited in a trust account and escrow until the closing of the Asset Purchase Agreement (“APA”) on the Selebi asset. PNR closed the first tranche on February 10, 2022 for the pro-rata round of existing shareholders upon completion of APA transaction.

On April 7, 2022 PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. This financing will improve the liquidity and increase the capital of the Company. See “Events Subsequent to March 31, 2022” below for further details.

No individual shareholder had beneficial ownership of, or control or direction over, more than 25% of the issued and outstanding shares of the Company as of March 31, 2022.

Corporate and Operating Activities

In February 2020, PNR and NAN entered into a Memorandum of Understanding to set out their interests in negotiating and acquiring the business and assets of BCL Limited and TNMC. This Services Agreement also provides the terms and conditions under which NAN provides certain technical, corporate, administrative and clerical, office and other services to PNR.

During 2020-2021, PNR completed numerous organizational meetings, co-ordination, procurement, planning and site activities in Botswana and internationally. PNR defined the terms and scope of its human resources principles and organizational structure based on PNRB being operated by Batswana employees. Best-in-class professionals were added to the team and key people in Botswana have been identified.

PNRB completed due diligence, negotiation and finalization of the Selebi APA. The closing of the Selebi Acquisition was subsequently completed on January 31, 2022.

PNR also completed metallurgical test work program for the BCL samples at SGS Lakefield with preliminary flotation test results indicated that nickel-copper separation is achievable, further representative sampling and testing is required to demonstrate that the target grades of the copper and nickel concentrates can be consistently met.

PNRB’s engineering team completed its report of the BCL and TNMC asset evaluation with further work having been identified. The engineering team also completed the following:

•	Detailed analysis of care & maintenance program for the assets, equipment, properties, etc. to be acquired by PNRB;
•	Detailed engineering assessment and review of required work to support the upcoming surface and underground drilling program at Selebi, i.e. health & safety, infrastructure, ventilation, power, water, communications, etc.
•	Detailed engineering assessment and review of required work required to separate purchased assets from assets which will not be purchased by PNRB;

On February 17, 2022, the Company announced that it has executed a non-binding letter of intent (“Non-Binding LOI”) providing for a business combination of NAN and the Company, (“Merger”). Under the policies of TSXV, PNR is a “Non-Arm’s Length Party” of the Company. The Non-Binding LOI will form the basis upon which NAN and the Company will negotiate one or more definitive agreements governing the proposed Merger.

Proposed Transaction Terms

NAN currently owns approximately 9.8% of the outstanding common shares of PNR on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in PNR, on an undiluted basis, for US$10 million, until February 26, 2025 (the “15% Warrant”). While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of PNR outstanding immediately prior to the closing of the Merger, other than any common share of PNR held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of PNR held by NAN would be extinguished. Following the completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of NAN and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of PNR (other than NAN).

On April 26, 2022, the Company announced that it has entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of previously announced reverse takeover transaction (the “RTO”), pursuant to which PNR would “go public” by way of a reverse takeover of NAN.

4 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Financial Capability

The Company is an exploration stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the establishment of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q1 2022, the Company had a working capital of $476,048 (FY 2021 - $1,558,011) and reported accumulated deficit of $36,712,355 (FY 2021 - $13,482,624). At the end of Q1 2022, the Company required additional funds to continue its planned operations and meet its obligations.

As at March 31, 2022, the Company had $4,426,768 in available cash (December 31, 2021— $1,990,203). There are no sources of operating cash flows. On April 7, 2022 PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. See “Events Subsequent to March 31, 2022” below for further details.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

In Canadian dollars, except per share amounts	March 31, 2022	March 31, 2021
Net loss	23,649,026	283,255
Basic and diluted loss per share	0.30	0.00
Share capital	19,849,780	4,885,186
Common shares issued	82,106,977	73,272,041
Weighted average shares outstanding	78,494,866	64,817,597
Total assets	21,186,682	5,238,423
Investment in exploration and evaluation assets	14,716,922	3,099,926

Overall Performance and Results of Operations

Net loss of $23,649,026 in Q1 2022 was higher by $23,365,771 compared to a loss of $283,255 in Q1 2021. The higher loss in Q1 2022 was driven by due diligence activities in Botswana, fair value of warrant, share-based payment and higher general and administrative expenses.

Total Assets

Total assets during Q1 2022 increased by a net of $15,948,259 from the end of FY 2021. The change is mainly attributed to an increase in exploration and evaluation assets of $11,616,996, increase in cash of $2,436,565 and increase in receivables and other current assets of $1,725,050 due to increase exploration activities on the Selebi assets upon the closing of the APA in January 2022.

Investment in Exploration and Evaluation Assets – BCL Botswana

Investment in exploration and evaluation assets relates to evaluation activities in connection with the acquisition of certain assets in Botswana. During Q1 2022, the Company incurred a total of $11,616,99611, (Q1 2021 - $357,648) in costs related to evaluation and acquisition activities.

5 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Three Months Ended March 31, 2022, and March 31, 2021

The Company incurred a net loss of $23,649,026 in Q1 2022 compared to a net loss of $283,255 in Q1 2021 resulting in an increased loss of $23,365,771 (quarter-over-quarter). The higher loss in Q1 2022 was mainly driven by equity related activities and by increased activities in Botswana resulting from closing of the asset purchase transaction in Q1 2022 and was due to the following events:

•	Fair value movement for warrant was $19,712,297 in Q1 2022 compared to $Nil amount in Q1 2021.

•	Share-based payment relating to options issuance was $2,593,095 in Q1 2022 compared to $Nil amount in Q1 2021.

•	Management fees were $498,974 in Q1 2022 and were higher by $448,251 compared to $50,723 costs in Q1 2021. Q1 2021 was the beginning of increased activities, when the Company was awarded exclusivity to purchase the BCL assets in February 2021.

•	Exchange differences on translation of foreign operations totaled $419,295 in Q1 2022 compared to $Nil amount in Q1 2021. Foreign operations in Botswana and Barbados commenced subsequent to Q1 2021.

•	Advisory and consultancy fees were $191,767 and were higher by $166,567 compared to $25,200 costs incurred in Q1 2021 due to increasing activities upon the closing of Selebi assets APA in January 2022.

•	Foreign exchange loss totaled $9,185 during Q1 2022 and was higher by $8,209 compared to $976 loss in Q1 2021. The higher loss in Q1 2022 was due to increased volume in transactions denominated in foreign currencies.

•	Corporate and administrative costs of $218,153during Q1 2022 were higher by $146,875 compared to $71,278 expenses during Q1 2021. Increased corporate and administrative expenses during Q1 2022 were consistent and directly related to increased activities in due diligence process in connection with the acquisition of certain assets in Botswana, the key activity in 2021. The key costs that increased in Q1 2022 within the corporate and administrative category mainly related to legal fees, accounting and tax consultancy, investor relations and administrative fees.

The higher loss in Q1 2022 was offset by the following lower expenditures in Q1 2022 compared to Q1 2021:

•	Due diligence related expenditures totalled $4,797 in Q1 2022 and were lower by $130,281 compared to $135,078 costs in Q1 2021. Higher costs in Q1 2021 resulted from commencing capitalization of these costs in late Q1 2021 upon the Company being awarded exclusivity to acquire the assets and started to incur cost directly association with the acquisition and evaluation of the properties.

•	Interest expense was $1,435 in Q1 2022 compared to $Nil amount in Q1 2021.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing work program at the Selebi Project (as more particularly described in the Technical Report and Appendix “C” – Information Concerning PNR in the Filing Statement), general corporate and administrative costs and to service the Company’s current trade and other payables. Please see “Financing Activities” above for details regarding the Company’s recent financings.

As at March 31, 2022, the Company had $4,426,768 in available cash. On April 7, 2022 PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. This financing will improve the liquidity and increase the capital of the Company. See “Events Subsequent to March 31, 2022” below for further details.

6 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Working Capital

As at March 31, 2022, The Company had a working capital of $476,048 (December 31, 2021 – $1,558,011), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash and other current assets, offset by an increase in accounts payable and accrued liabilities.

Going Concern

As at March 31, 2022, the Company had accumulated losses totaling $36,712,355. As at March 31, 2022, management determined that given the Company’s financial position and ongoing exploration and evaluation expenditures, the continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing. On April 7, 2022 PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. See “Events Subsequent to March 31, 2022” below for further details.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The Selebi Project and Selkirk Project in which the Company currently has an interest are in the evaluation stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

There are no contractual obligations and contingencies as at March 31, 2022.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2022.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at March 31, 2022	Basis of Measurement	Associated Risks
Cash	4,426,768	FVTPL	Credit
Other receivables and prepaid expenses	1,873,344	Amortized cost	Credit
Trade payables and accrued liabilities	3,121,734	Amortized cost	Liquidity
Financial liability – warrant	28,687,199	FVTPL	Liquidity

The Company’s accounting policies regarding financial instrument classification, measurement, impairment and derecognition are described in FY 2021 Note 2(e) to the PNR Financial Statements.

7 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

. Readers are encouraged to read and consider the risk factors which are more specifically described under the heading “Risk Factors” in the Filing Statement and in FY 2021 Note 9 “Risk Management” to the PNR Financial Statements. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	85,616,075
Stock options	8,500,000
Fully diluted share capital	94,116,075

in addition to above table, the Company issued NAN a non-transferable share purchase warrant, which entitles NAN to purchase comment shares of the Company, for up to 15% of the capital of the Company upon payment of US$10 million prior to February 26, 2025. In connection with the RTO, PNR and NAN entered into a waiver and suspension agreement, whereby NAN agreed to suspend its exercise privilege under the 15% Warrant until the later of the 61st calendar day following the date of the Amalgamation Agreement and the date the Amalgamation Agreement is terminated.

Events Subsequent to March 31, 2022

On April 25, 2022, PNR, NAN and NAN Subco entered into an amalgamation agreement (the “Amalgamation Agreement”) to implement the RTO. The Amalgamation Agreement provides for, among other things, the amalgamation of PNR and NAN Subco pursuant to a triangular amalgamation under sections 175 and 176 of the Business Corporations Act (Ontario) (the “Amalgamation”). Upon the Amalgamation, each common share of PNR outstanding immediately prior to the effective time of the Amalgamation (other than common shares held by NAN or by dissenting PNR shareholders) will be exchanged for common shares of the Resulting Issuer (“Resulting Issuer Shares”) on the basis of one common share of PNR for 1.054 Resulting Issuer Shares (after giving effect to the Consolidation (as such term is defined in the Filing Statement) or 5.27 common shares of NAN on a pre-Consolidation basis), and each common share of PNR will thereafter be cancelled, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

The transactions contemplated by the Amalgamation Agreement will qualify as a “Reverse Takeover” and a “Change of Control” (each as defined in the policies of the Exchange). Upon closing of the Reverse Takeover, NAN will be the Resulting Issuer and will carry on the combined business of PNR and NAN.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

8 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2022

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation ) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the RTO, completion of the Selkirk Acquisition, ongoing payments and covenants with respect to the Selebi Acquisition and the Selkirk Acquisition, the Company’s anticipated plans and work program at the Selebi Project, establishment and estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the timing and amount of estimated future capital expenditures; success of exploration activities, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the sections entitled “Risks and Uncertainties” in this MD&A, under the heading “Risk Factors” in the Filing Statement and in FY 2021 Note 9 to the PNR Financial Statements. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.

9 | PNR / Q1 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Premium Nickel Resources Corporation. (“Premium Nickel Resources”, “PNR” or the “Company”) is intended to enable the reader to assess the Company’s financial condition and results of operations as at and for the twelve months ended December 31, 2021 (“FY 2021”) compared to the Company’s financial condition and results of operations as at and the twelve months December 31, 2020 (“FY 2020”). The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal years ended December 31, 2021 and 2020 (the “PNR Financial Statements”). In this MD&A, references to the Company, PNR or Premium Nickel Resources refer to Premium Nickel Resources Corporation and, unless the context requires or is otherwise expressly stated, its consolidated subsidiaries.

The PNR Financial Statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts in the discussion are expressed in Canadian dollars where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration program or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with 51-102F1 and has been approved by the Company’s board of directors prior to release.

This MD&A is presented as of July 22, 2022 being the date of the filing statement (the “Filing Statement”) of North American Nickel Inc. (“NAN”) in respect of the "reverse takeover" (“RTO”) (under the policies of the TSX Venture Exchange (the "Exchange")) of NAN by the Company, to which this MD&A has been appended, and is current to such date unless otherwise stated. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Filing Statement.

Company Overview and Highlights

The Company is a private Canadian company which was established to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets located in Botswana, which were previously in liquidation.

The Company was incorporated on November 26, 2018, under the laws of the Province of Ontario, Canada. The founders of the company include NAN, a nickel exploration and development corporation formed under the laws of the Province of British Columbia, Canada, whose common shares trade on the Exchange, several sophisticated resource investors and local Namibian and Botswana mine operators. PNR has the following corporate structure:

1 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

Notes:

(1)       Premium Nickel Resources Proprietary Limited owns the Selebi Project (as defined herein).

(2)       It is anticipated that Premium Nickel Group Proprietary Limited will own the Selkirk Project (as defined herein) following closing of the Selkirk Acquisition (as defined herein).

PNR Project in Botswana

In late summer 2019, Premium Nickel Resources Proprietary Limited (“PNRB”) qualified itself as a bidder in the liquidation of the former Botswana Government Mines known as BCL (Selebi-Phikwe), TNMC (Tati-Phoenix, Tati-Selkirk) and other earlier stage or JV resource projects. Shortly thereafter, members of the Premium Nickel Resources team visited BCL and concluded that the assets still held some potential in terms of restarting operations within a very short number of years. Premium Nickel Resources quickly gained an understanding of the potential of the assets through the data mining of legacy information and submitted its interest in purchasing some of the assets owned by the BCL entities. An integrated Project Management Team was set-up by PNRB in early December 2019 to drive and monitor the progress of the technical due diligence and purchase of certain assets under liquidation and owned by BCL.

PNRB submitted an Indicative Offer to the BCL liquidator (the “BCL Liquidator”) in June 2020 for the purchase of certain assets under liquidation and owned by BCL.

On March 24, 2021, PNRB signed an Exclusivity Memorandum of Understanding ("MOU") with the BCL Liquidator which governed a six-month exclusivity period to complete additional due diligence and related purchase agreements on the Botswana nickel-copper-cobalt ("Ni-Cu-Co") assets formerly operated by BCL Limited.

On September 28, 2021, PNRB executed a definitive asset purchase agreement (“Selebi APA”) with the Liquidator of BCL to acquire the Selebi and Selebi North Ni-Cu-Co deposits (collectively, the “Selebi Mines”) and related infrastructure formerly operated by BCL (together with the Selebi Mines, the “Selebi Project”). The due diligence process was completed within 120 days of signing the Selebi APA. On January 31, 2022, PNRB closed the acquisition of the Selebi Project out of liquidation (the “Selebi Acquisition”).

2 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

The purchased infrastructure at the Selebi Mines includes two mines, currently on care and maintenance, and associated surface infrastructure. Shaft sinking and plant construction at the Selebi Mines started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in their processing facility.

PNRB’s commitment to rejuvenate the former BCL assets has not been taken lightly, and serious consideration has been given to what the new undertaking would look like. PNRB’s team has been working on this opportunity for more than three years, evaluating the opportunity from as many aspects as possible. The team expanded its data searches to include national archives, scientific publications, and direct interviews with former employees and service providers. PNRB’s due diligence process included brownfield exploration data that may have been excluded from the historical mineral resource calculations (as described in the Technical Report, as defined herein) and information on mineralogy and processing that PNRB believed would provide insight into the ability to produce commercial concentrates, using well proven processing technologies. For the purposes of this MD&A, “Technical Report” means the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana" dated June 16, 2022, with an effective date of March 1, 2022, prepared by Valerie Wilson, M. Sc., P. Geo., Brenna J.Y. Scholey, P. Eng., Sharon Meyer, M.Sc., Pr.Sci.Nat. EAPASA, of SLR Consulting (Canada) Ltd.

PNRB’s approach in re-starting operations of the Selebi Project is based on three primary concepts:

•	PNRB has proprietary knowledge from the reprocessing of BCL exploration data that supports the potential of increasing the size and grade of the remaining resource through a combination of infill and exploration drilling.

•	By decoupling the smelter from BCL’s historic business model, PNRB would develop a new optimized mine plan, not dependent on the 10,000T/day throughput to maintain the smelter production but determine the mine rate based on good practices and process optimization. The decoupling of the smelter would also enable PNRB to re-define the Company’s business model around the production of separate nickel/cobalt and copper concentrates.

•	PNRB intends to produce separate copper and nickel concentrates for commercial sale (instead of a bulk concentrate) and does not plan to restart the existing concentrator or smelter. Recently completed modern metallurgy by PNRB has indicated the potential for commercial Ni-Cu-Co concentrates to be produced at Selebi without re-creating the environmental impact of the high sulphur emission flash furnace by eliminating the need for an on-site smelter.

Although BCL has been facing technical and financial difficulties since 1990, PNRB believes that there is the potential, through ongoing exploration, for the establishment of mineral resources at the Selebi Mines.

The Selebi Project does not have any current mineral resources or mineral reserves. As PNR is an exploration stage company with no producing properties, it has no current operating income, cash flow or revenues. Neither PNR nor PNRB have undertaken any current mineral resource estimate on the Selebi Project. There is no assurance that a commercially viable mineral deposit exists on the Selebi Project. PNR does not expect to receive income from the Selebi Project within the foreseeable future. PNRB's primary objectives are to complete exploration on the Selebi Project with a view to potential development. Toward this end, PNRB’s long-term plan is to re-commence operations on the Selebi Project in a two-step approach: (1) to conduct and complete a preliminary economic assessment, pre-feasibility study and feasibility study over the first 48 months from completion of the RTO; and (2) if such studies support development of the Selebi Project, proceed with permitting, engineering and construction at the Selebi Project which is expected to be completed in year 2028 at the earliest.

As an initial step, PNRB intends to engage in exploration and infill drilling programs to ground a mineral resource estimate on the property. The expected work program for the Selebi Project in the first 18 months from July 1, 2022 is set out in Appendices Da and E to the Filing Statement.

The Company continues to monitor the global Covid-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local Covid-19 protocol requirements. PNR has developed Covid-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the BCL Liquidator.

Financing Activities

On March 24, 2021, the Company closed a non-brokered private placement equity financing of 9,421,054 common shares at a price of $0.40 for aggregate gross proceeds of $3,768,422. The private placement was initiated on November 30, 2020 and the first tranche closed on December 15, 2020. The funding received was deposited in a trust account and in escrow until formal notice of PNR as preferred bidder in respect of the Selebi Acquisition and Selkirk Acquisition. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a memorandum of understanding providing for a six-month exclusivity period to complete additional work and negotiate binding asset purchase agreements.

3 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

On March 24, 2021 all proceeds from the aforementioned private placement that were held in trust account were transferred to PNR’s bank account. In connection with this private placement, the Company paid certain finders a cash payment in an aggregate amount of $64,750 and issued to such finders an aggregate of 17,500 common shares of the Company. The Company incurred total share issuance cost of $287,228 in connection with this financing.

On September 27, 2021, the Company closed a non-brokered private placement equity financing of 3,157,867common shares at a price of $0.95 for aggregate gross proceeds of $2,999,974. In connection with this private placement, the Company paid eligible finders aggregate cash commission of $25,068, such amount being equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such finders.

No individual shareholder had beneficial ownership of, or control or direction over, more than 25% of the issued and outstanding shares of the Company as of December 31, 2021.

Corporate and Operating Activities

In February 2020, PNR and NAN entered into a Memorandum of Understanding to set out their interests in negotiating and acquiring the business and assets of BCL Limited and TNMC. This Services Agreement also provides the terms and conditions under which NAN provides certain technical, corporate, administrative and clerical, office and other services to PNR.

During 2020-2021, PNR completed numerous organizational meetings, co-ordination, procurement, planning and site activities in Botswana and internationally. PNR defined the terms and scope of its human resources principles and organizational structure based on PNRB being operated by Batswana employees. [ Best-in-class professionals were added to the team and key people in Botswana have been identified].

PNRB completed due diligence, negotiation and finalization of the Selebi APA. The closing of the Selebi Acquisition was subsequently completed on January 31, 2022.

PNR also completed metallurgical test work program for the BCL samples at SGS Lakefield with preliminary flotation test results indicated that nickel-copper separation is achievable, further representative sampling and testing is required to demonstrate that the target grades of the copper and nickel concentrates can be consistently met.

PNRB’s engineering team completed its report of the BCL and TNMC asset evaluation with further work having been identified. The engineering team also completed the following:

•	Detailed analysis of care & maintenance program for the assets, equipment, properties, etc. to be acquired by PNRB;

•	Detailed engineering assessment and review of required work to support the upcoming surface and underground drilling program at Selebi, i.e. health & safety, infrastructure, ventilation, power, water, communications, etc.

•	Detailed engineering assessment and review of required work required to separate purchased assets from assets which will not be purchased by PNRB;

Financial Capability

The Company is an exploration stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the establishment of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

4 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

At the end of FY 2021, the Company had a working capital of $1,558,011 (FY 2020 – $25,254 negative working captial) and reported accumulated deficit of $13,482,624 (FY 2020 - $4,123,019). At the end of FY 2021, the Company required additional funds to continue its planned operations and meet its obligations.

As at December 31, 2021, the Company had $1,990,203 in available cash (December 31, 2020— $108,853). There are no sources of operating cash flows. As at December 31, 2021, management determined that given the Company’s financial position and ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation.

Annual Summary

Selected Annual Financial Information

The annual summary is set out in the following table. The amounts are derived from the PNR Financial Statements prepared under IFRS.

In thousands of CDN dollars, except per share amounts	2021	2020
Net loss	9,408,511	3,859,729
Basic and diluted loss per share	0.13	0.07
Share capital	7,952,675	1,468,174
Common shares issued	76,679,908	64,083,487
Weighted average shares outstanding	72,197,650	56,481,689
Total assets	5,238,423	1,585,293
Investment in exploration and evlauation assets	3,099,926	-
Due deligence expense on BCL project	138,935	877,844

Overall Performance and Results of Operations

Net loss of $9,408,511 in FY 2021 was higher by $5,548,782 compared to a loss of $3,859,729 in FY 2020. The higher loss in FY 2021 was driven by equity related activities, due diligence activities in Botswana and higher general and administrative expenses.

Total Assets

Total assets during FY 2021 increased by a net of $3,653,130 from the end of FY 2020. The change is mainly attributed to an increase in cash and cash equivalents of $1,881,350, increase in receivables and other current assets of $121,241, and increase in exploration and evaluation assets of $3,099,926 in connection with the acquisition of certain assets in Botswana offset by a decrease in cash funds in trust of $1,449,387.

Exploration and Evaluation Assets

Investment in Botswana assets relates to evaluation activities in connection with the acquisition of certain assets in Botswana. During FY 2021, the Company incurred a total of $3,238,861, of which $3,099,926 was capitalized (FY 2020 – Nil). Costs incurred during FY 2020 and before the Company being awarded exclusivity to acquire the assets in March 2021 were expensed in the consolidated statement of comprehensive loss.

Fiscal Year Ended December 31, 2021, and December 31, 2020

The Company incurred a net loss of $9,408,511 FY 2021 compared to a net loss of $3,859,729 in FY 2020 resulting in an increased loss of $5,548,782 (year-over-year). The higher loss in FY 2021 was due to the following events with warrant fair value and share-based payment being the most significant:

•	Valuation of warrant resulted in fair value of $6,345,310 in FY 2021 and was higher by $3,715,719 compared to $2,629,591 fair value in FY 2020.

•	Share-based payment resulting stock options issuance was $1,261,891 in FY 2021 compared to $Nil amount in FY 2020. There were no stock options issued during FY 2020.

5 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

•	Corporate and administrative costs of $564,666 during FY 2021 were higher by $433,686 compared to $130,980 expenses during FY 2020. Increased corporate and administrative expenses during FY 2021 were consistent and directly related to increased activities in due diligence process in connection with the acquisition of certain assets in Botswana, the key activity in 2021. The key costs that increased in FY 2021 within the corporate and administrative category mainly related to legal fees, accounting and tax consultancy, investor relations and administrative fees.

•	Management fees were $675,001 in FY 2021 and were higher by $463,116 compared to $211,885 costs in FY 2020.

•	Advisory and consultancy were $357,980 in FY 2021 and were higher by $353,835 compared to $4,145 in FY 2020.

•	Exchange differences on translation of foreign operations were $48,906 in FY 2021 compared to $Nil amount in FY 2020. Foreign operations in Botswana and Barbados commenced during FY 2021.

•	Foreign exchange loss totaled $13,311 during FY 2021 and was higher by $10,586 compared to $2,725 loss in FY 2020. The higher loss in FY 2021 was due to increased volume in transactions denominated in foreign currencies.

The higher loss in FY 2021 was offset by the following lower expenditures in FY 2021 compared to FY 2020:

•	Due diligence related expenditures totalled $877,844 in FY 2020 and were lower by $738,909 compared to $138,935 costs in FY 2021. Higher costs in FY 2020 resulted from commencing capitalization of these costs in early 2021 upon the Company being awarded exclusivity to acquire the assets and started to incur cost directly association with the acquisition.

•	Interest and bank charges were slightly lower by $48 in FY 2021 of $2,511 compared to $2,559 in FY 2020.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing work program at the Selebi Project (as more particularly described in the Technical Report and Appendix “C” – Information Concerning PNR in the Filing Statement), general corporate and administrative costs and to service the Company’s current trade and other payables. Please see “Financing Activities” above for details regarding the Company’s recent financings.

As at December 31, 2021, the Company had $1,990,203 in available cash. On April 7, 2022 PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. This financing will improve the liquidity and increase the capital of the Company. See “Events Subsequent to December 31, 2021” below for further details.

Working Capital

As at December 31, 2021, The Company had a working capital of $1,558,011 (December 31, 2020 – negative working capital of $25,254), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash, offset by an increase in accounts payable and accrued liabilities.

Going Concern

As at December 31, 2021, the Company had accumulated losses totaling $13,482,624. As at December 31, 2021, management determined that given the Company’s financial position and ongoing exploration and evaluation expenditures, the continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

6 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The Selebi Project and Selkirk Project in which the Company currently has an interest are in the evaluation stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

There are no contractual obligations and contingencies as at December 31, 2021.

Related Party Transactions

Related parties and related party transactions impacting the PNR Financial Statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	December 31, 2021	December 31, 2020
Management fees	675,001	211,885
Due diligence BCL	131,600	30,534
Corporate and administrative expenses	108,193	44,203
Total	914,794	286,622

During the year ended December 31, 2021, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction

North American Nickel Inc. (“NAN”)	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.
Breniklan Limited (“Morrison”) (Keith Morrison)	Management fees for the services of CEO. Agreement effective Jan 1, 2020.
Latitude 45 (« Riopel »)	Consulting fees for the general services.
Arno Brand	Management fees for the services of manager.

(a)	The Company was charged $2,370,444 by NAN (December 31, 2020 - $647,164) for services and $42,315 in administrative fees (December 31, 2020 - $10,938). The Company paid $2,225,918 to NAN (December 31, 2020 – $553,842) and recorded $199,145 in due to NAN (December 31, 2020 - $54,290), which amounts were paid in full subsequent to December 31, 2021. During the year ended December 31, 2021, NAN subscribed for a further 609,996 common shares of PNR for additional investment of $441,446.

7 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

(b)	The Company paid $202,893 to Morrison in FY 2021 (2020: $184,885) for management services provided.

(c)	The Company paid $140,000 to Latitude 45 (2020: $30,000) for consulting services provided.

(d)	The Company paid $Nil to Arno Brand (2020: $27,000) for management services provided.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2021.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at December 31, 2020	Basis of Measurement	Associated Risks
Cash	1,990,203	FVTPL	Credit
Other receivables and prepaid expenses	148,294	Amortized cost	Credit
Trade payables and accrued liabilities	580,486	Amortized cost	Liquidity
Financial liability – warrant	8,974,901	FVTPL	Liquidity

The Company’s accounting policies regarding financial instrument classification, measurement, impairment and derecognition are described in Note [2(e)] to the PNR Financial Statements.

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

8 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Readers are encouraged to read and consider the risk factors which are more specifically described under the heading “Risk Factors” in the Filing Statement and in [Note 9] “Risk Management” to the PNR Financial Statements. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	85,616,075
Stock options	8,500,000
Fully diluted share capital	94,116,075

in addition to above table, the Company issued NAN a non-transferable share purchase warrant, which entitles NAN to purchase comment shares of the Company, for up to 15% of the capital of the Company upon payment of US$10 million prior to February 26, 2025. In connection with the RTO, PNR and NAN entered into a waiver and suspension agreement, whereby NAN agreed to suspend its exercise privilege under the 15% Warrant until the later of the 61st calendar day following the date of the Amalgamation Agreement and the date the Amalgamation Agreement is terminated.

Events Subsequent to December 31, 2021

On January 31, 2022, PNRB completed the Selebi Acquisition out of liquidation. The transfer of ownership to PNRB of the Selebi Project was finalized and work programs began immediately.

On January 20, 2022, PNR and certain of its subsidiaries executed a definitive asset purchase agreement (the “Selkirk APA”) with TNMC and the liquidators of TNMC to acquire the Selkirk nickel-copper-cobalt-platinum-group metals mine and surrounding prospecting licences and infrastructure formerly operated by TNMC (the “Selkirk Project”). It is anticipated that PNR will close the acquisition of the Selkirk project in June 2022 (the “Selkirk Acquisition”).

On February 17, 2022, the Company announced that it executed a non-binding letter of intent ("Non-Binding LOI") with NAN. The NON-Binding LOI outlined the proposed terms and conditions of the RTO of NAN by PNR through a triangular amalgamation involving a wholly-owned subsidiary of NAN, as a result of which the wholly-owned subsidiary of NAN (“NAN Subco”) would amalgamate with PNR to form one corporation, all as more specifically to be provided in a definitive agreement to be entered into between NAN and PNR. For the purposes of this MD&A, the term “Resulting Issuer” refers to NAN upon completion of the RTO.

On April 7, 2022, PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. In connection with the private placement, the Company has paid eligible finders (the “Finders”) (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of US$132,902, and (ii) a number of common shares equal to 6% of the shares attributable to the Finders under the private placement, being an aggregate of 70,548 common shares.

9 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2021 and 2020

On April 25, 2022, PNR, NAN and NAN Subco entered into an amalgamation agreement (the “Amalgamation Agreement”) to implement the RTO. The Amalgamation Agreement provides for, among other things, the amalgamation of PNR and NAN Subco pursuant to a triangular amalgamation under sections 175 and 176 of the Business Corporations Act (Ontario) (the “Amalgamation”). Upon the Amalgamation, each common share of PNR outstanding immediately prior to the effective time of the Amalgamation (other than common shares held by NAN or by dissenting PNR shareholders) will be exchanged for common shares of the Resulting Issuer (“Resulting Issuer Shares”) on the basis of one common share of PNR for 1.054 Resulting Issuer Shares (after giving effect to the Consolidation (as such term is defined in the Filing Statement) or 5.27 common shares of NAN on a pre-Consolidation basis), and each common share of PNR will thereafter be cancelled, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

The transactions contemplated by the Amalgamation Agreement will qualify as a “Reverse Takeover” and a “Change of Control” (each as defined in the policies of the Exchange). Upon closing of the Reverse Takeover, NAN will be the Resulting Issuer and will carry on the combined business of PNR and NAN. Readers are encouraged to read and consider the disclosure set out in the Filing Statement for further information with respect to the RTO.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the RTO, completion of the Selkirk Acquisition, ongoing payments and covenants with respect to the Selebi Acquisition and the Selkirk Acquisition, the Company’s anticipated plans and work program at the Selebi Project, establishment and estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the timing and amount of estimated future capital expenditures; success of exploration activities, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the sections entitled "Risks and Uncertainties" in this MD&A, under the heading “Risk Factors” in the Filing Statement and in [Note 9] to the PNR Financial Statements. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.

10 | PNR / YEAR END 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Premium Nickel Resources Corporation. (“Premium Nickel Resources”, “PNR” or the “Company”) is intended to enable the reader to assess the Company’s financial condition and results of operations as at and for the twelve months ended December 31, 2020 (“FY 2020”) compared to the Company’s financial condition and results of operations as at and the twelve months December 31, 2019 (“FY 2019”). The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal years ended December 31, 2020 and 2019 (the “PNR Financial Statements”). In this MD&A, references to the Company, PNR or Premium Nickel Resources refer to Premium Nickel Resources Corporation and, unless the context requires or is otherwise expressly stated, its consolidated subsidiaries.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts in the discussion are expressed in Canadian dollars where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1and has been approved by the Company’s boar of directors prior to release.

This MD&A is presented as of July 22, 2022 being the date of the filing statement (the “Filing Statement”) of North American Nickel Inc. (“NAN”) in respect of the “reverse takeover” (“RTO”) (under the policies of the TSX Venture Exchange (the “Exchange”)) of NAN by the Company, to which this MD&A has been appended, and is current to such date unless otherwise stated. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Filing Statement.

Company Overview and Highlights

The Company is a private Canadian company which was established to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of the BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) assets located in Botswana, which were previously in liquidation.

The Company was incorporated on November 26, 2018, under the laws of the Province of Ontario, Canada. The founders of the company include NAN, a nickel exploration and development corporation formed under the laws of the Province of British Columbia, Canada, whose common shares trade on the Exchange, several sophisticated resource investors and local Namibian and Botswana mine operators. PNR has the following corporate structure:

1 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

Notes:

(1)       Premium Nickel Resources Proprietary Limited owns the Selebi Project (as defined herein).

(2)       It is anticipated that Premium Nickel Group Proprietary Limited will own the Selkirk Project (as defined herein) following closing of the Selkirk Acquisition (as defined herein).

PNR Project in Botswana

In late summer 2019, Premium Nickel Resources Proprietary Limited (“PNRB”) qualified itself as a bidder in the liquidation of the former Botswana Government Mines known as BCL (Selebi-Phikwe), TNMC (Tati-Phoenix, Tati-Selkirk) and other earlier stage or JV resource projects. Shortly thereafter, members of the Premium Nickel Resources team visited BCL and concluded that the assets still held some potential in terms of restarting operations within a very short number of years. Premium Nickel Resources quickly gained an understanding of the potential of the assets through the data mining of legacy information and submitted its interest in purchasing some of the assets owned by the BCL entities. An integrated Project Management Team was set-up by PNRB in early December 2019 to drive and monitor the progress of the technical due diligence and purchase of certain assets under liquidation and owned by BCL.

PNRB submitted an Indicative Offer to the BCL liquidator (the “BCL Liquidator”) in June 2020 for the purchase of certain assets under liquidation and owned by BCL.

On March 24, 2021, PNRB signed an Exclusivity Memorandum of Understanding (“MOU”) with the BCL Liquidator which governed a six-month exclusivity period to complete additional due diligence and related purchase agreements on the Botswana nickel-copper-cobalt (“Ni-Cu-Co”) assets formerly operated by BCL Limited.

On September 28, 2021, PNRB executed a definitive asset purchase agreement (“Selebi APA”) with the Liquidator of BCL to acquire the Selebi and Selebi North Ni-Cu-Co deposits (collectively, the “Selebi Mines”) and related infrastructure formerly operated by BCL (together with the Selebi Mines, the “Selebi Project”). The due diligence process was completed within 120 days of signing the Selebi APA. On January 31, 2022, PNRB closed the acquisition of the Selebi Project out of liquidation (the “Selebi Acquisition”).

2 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

The purchased infrastructure at the Selebi Mines includes two mines, currently on care and maintenance, and associated surface infrastructure. Shaft sinking and plant construction at the Selebi Mines started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in their processing facility.

PNRB’s commitment to rejuvenate the former BCL assets has not been taken lightly, and serious consideration has been given to what the new undertaking would look like. PNRB’s team has been working on this opportunity for more than three years, evaluating the opportunity from as many aspects as possible. The team expanded its data searches to include national archives, scientific publications, and direct interviews with former employees and service providers. PNRB’s due diligence process included brownfield exploration data that may have been excluded from the historical mineral resource calculations (as described in the Technical Report, as defined herein) and information on mineralogy and processing that PNRB believed would provide insight into the ability to produce commercial concentrates, using well proven processing technologies. For the purposes of this MD&A, “Technical Report” means the technical report titled “Technical Report on the Selebi Mines, Central District, Republic of Botswana” dated June 16, 2022, with an effective date of March 1, 2022, prepared by Valerie Wilson, M. Sc., P. Geo., Brenna J.Y. Scholey, P. Eng., Sharon Meyer, M.Sc., Pr.Sci.Nat. EAPASA, of SLR Consulting (Canada) Ltd.

PNRB’s approach in re-starting operations of the Selebi Project is based on three primary concepts:

•	PNRB has proprietary knowledge from the reprocessing of BCL exploration data that supports the potential of increasing the size and grade of the remaining resource through a combination of infill and exploration drilling.

•	By decoupling the smelter from BCL’s historic business model, PNRB would develop a new optimized mine plan, not dependent on the 10,000T/day throughput to maintain the smelter production but determine the mine rate based on good practices and process optimization. The decoupling of the smelter would also enable PNRB to re-define the Company’s business model around the production of separate nickel/cobalt and copper concentrates.

•	PNRB intends to produce separate copper and nickel concentrates for commercial sale (instead of a bulk concentrate) and does not plan to restart the existing concentrator or smelter. Recently completed modern metallurgy by PNRB has indicated the potential for commercial Ni-Cu-Co concentrates to be produced at Selebi without re-creating the environmental impact of the high sulphur emission flash furnace by eliminating the need for an on-site smelter.

Although BCL has been facing technical and financial difficulties since 1990, PNRB believes that there is the potential, through ongoing exploration, for the establishment of mineral resources at the Selebi Mines.

The Selebi Project does not have any current mineral resources or mineral reserves. As PNR is an exploration stage company with no producing properties, it has no current operating income, cash flow or revenues. Neither PNR nor PNRB have undertaken any current mineral resource estimate on the Selebi Project. There is no assurance that a commercially viable mineral deposit exists on the Selebi Project. PNR does not expect to receive income from the Selebi Project within the foreseeable future. PNRB’s primary objectives are to complete exploration on the Selebi Project with a view to potential development. Toward this end, PNRB’s long-term plan is to re-commence operations on the Selebi Project in a two-step approach: (1) to conduct and complete a preliminary economic assessment, pre-feasibility study and feasibility study over the first 48 months from completion of the RTO; and (2) if such studies support development of the Selebi Project, proceed with permitting, engineering and construction at the Selebi Project which is expected to be completed in year 2028 at the earliest.

As an initial step, PNRB intends to engage in exploration and infill drilling programs to ground a mineral resource estimate on the property. The expected work program for the Selebi Project in the first 18 months from July 1, 2022 is set out in Appendices Da and E to the Filing Statement.

The Company continues to monitor the global Covid-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local Covid-19 protocol requirements. PNR has developed Covid-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the BCL Liquidator.

3 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

Financing Activities

On February 26, 2020, the company closed the seed financing of 24,900,000 shares at a price of $0.01 and raised aggregate gross proceeds of $249,000, with $145,000 received prior to the year end of 2019.

Subsequently, during FY 2020, the Company closed three non-broker private placement equity financing of total 39,183,487 shares at a price of $0.02, $0.05, and $0.15 respectively and raised aggregate gross proceeds of $1,219,174. the Company incurred total share issuance cost of $7,086, including the fair value of $7,000 for 350,000 shares issued to the agent in conjunction with the private placement.

No individual shareholder had beneficial ownership of, or control or direction over, more than 25% of the issued and outstanding shares of the Company as of December 31, 2020.

Corporate and Operating Activities

A Project Steering Committee (PSC) was set-up in early December 2019 to drive and monitor the progress of the technical due diligence to be completed with the support of G-Mining Services. This technical due diligence included corporate and technical review of all data and information available resulting in a preliminary decision to proceed to a further and more detailed round of technical due diligence. The analysis was to determine the potential risk (red flag or fatal flaw) as well as the future potential of these properties. In addition, the PSC produced a high-level economic assessment of the potential of the properties.

In February 2020, PNR and NAN entered into a Memorandum of Understanding to set out their interests in negotiating and acquiring the business and assets of BCL Limited and TNMC. This Services Agreement also provides the terms and conditions under which NAN provides certain technical, corporate, administrative and clerical, office and other services to PNR.

The PSC’s Technical Report was completed in March 2020 with the recommendation to proceed with an indicative Offer to purchase certain assets of BCL and TNMC under Liquidation.

PNRB submitted an Indicative Offer to the Liquidator in June 2020 for the purchase of certain assets currently under liquidation and owned by BCL.

During 2020-2021, PNR completed numerous organizational meetings, co-ordination, procurement, planning and site activities in Botswana and internationally. PNR defined the terms and scope of its human resources principles and organizational structure based on PNRB being operated by Batswana employees.

PNRB completed due diligence, negotiation and finalization of the Selebi APA. The closing of the Selebi Acquisition was subsequently completed on January 31, 2022.

PNR also completed metallurgical test work program for the BCL samples at SGS Lakefield with preliminary flotation test results indicated that nickel-copper separation is achievable, further representative sampling and testing is required to demonstrate that the target grades of the copper and nickel concentrates can be consistently met.

PNRB’s engineering team completed its report of the BCL and TNMC asset evaluation with further work having been identified. The engineering team also completed the following:

•	Detailed analysis of care & maintenance program for the assets, equipment, properties, etc. to be acquired by PNRB;
•	Detailed engineering assessment and review of required work to support the upcoming surface and underground drilling program at Selebi, i.e. health & safety, infrastructure, ventilation, power, water, communications, etc.
•	Detailed engineering assessment and review of required work required to separate purchased assets from assets which will not be purchased by PNRB;

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

4 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

At the end of FY 2020, the Company had a negative working capital of $25,254 (FY 2019 - $118,290 negative working capital) and reported accumulated deficit of $4,123,019 (FY 2019 - $263,290). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2020, the Company had $108,853 in available cash (December 31, 2019— $338). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties.

On February 26, 2020, the company closed the seed financing of 24,900,000 shares at a price of $0.01 and raised aggregate gross proceeds of $249,000, with $145,000 received prior to the year end of 2019.

During FY 2020, the Company closed three non-broker private placement equity financing of total 39,183,487 shares at a price of $0.02, $0.05, and $0.15 respectively and raised aggregate gross proceeds of $1,219,174.

To date, during 2021 year, the company received additional funding from the closing of two financing activities:

On March 24, 2021, the Company closed a non-broker private placement equity financing of 9,421,054 shares at a price of $0.40 for aggregate gross proceed of $3,768,422. In conjunction with the fprivate placement, the company issued additional 17,500 shares to the agent as finder’s fee.

On September 27, 2021, the Company closed a non-broker private placement equity financing of 3,157,867 shares at a price of $0.95 for aggregate gross proceed of $2,999,974.

As of the date of this report, the Company closed additional private placement financing of 8,865,619 shares at a price of US$2.00 for aggregate gross proceeds of US$17,731,238.

Annual Summary

The annual summary is set out in the following table. The amounts are derived from the consolidated financial statements prepared under IFRS.

In thousands of CDN dollars, except per share amounts	2020	2019
Net loss	3,859,729	263,290
Basic and diluted loss per share	0.07	0.02
Share capital	1,468,174	145,000
Common shares issued	64,083,487	14,500,000
Weighted average shares outstanding	56,481,689	14,500,000
Total assets	1,585,293	24,985
Investment in due diligence - Botswana	877,844	113,701

Results of Operations

Net loss of $3,859,729 in FY 2020 was higher by $3,596,439 compared to a loss of $263,290 in FY 2019. The higher loss in FY 2020 was mainly driven by fair value warrant, due diligence activities in Botswana and higher general and administrative expenses.

Total Assets

Total assets during FY 2020 increased by a net of $1,560,308 from the end of FY 2019. The change is mainly attributed to cash funds held in trust of $1,449,387, increase in cash and cash equivalents of $108,515 and increase in receivables and other current assets of $27,053, offset by a decrease in cash advances of $24,647.

5 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

Due Diligence - Botswana

Due Diligence expenses in Botswana project relates to evaluation activities in connection with the acquisition of certain assets in Botswana. During FY 2020, the Company incurred a total of $877,844 (FY 2019 - $113,701) in costs related to due diligence process during acquisition of BCL assets in Botswana.

Fiscal Year Ended December 31, 2020, and December 31, 2019

The Company incurred a net loss of $3,859,729 in FY 2020 compared to a net loss of $263,290 in FY 2019 resulting in an increased loss of $3,596,439 (year-over-year). The higher loss in FY 2020 was due to the following events with fair value warrant and due diligence costs being the most significant:

•	Valuation of warrant resulted in $2,629,591 fair value in F2020 compared to $Nil amount in F2019. The warrant was issued during F2020.

•	Due diligence related expenditures totalled $877,844 in FY 2020 and were higher by $764,143 compared to $113,701 costs in FY 2019. Higher costs in FY 2020 resulted from increased key activities as the Company was preparing to bid on Botswana nickel-copper-cobalt project.

•	General and administrative costs of $352,297 during FY 2020 were higher by $202,708 compared to $149,589 expenses during FY 2019. Increased general and administrative expenses during FY 2020 are consistent with increase in due diligence costs, the key activity in 2020. The key costs that increased in F2020 within the general and administrative category mainly related to higher management fees, legal fees and administrative fees as follows.

•	Management fees were $211,885 in FY 2020 and were higher by $181,885 compared to $30,000 costs in FY 2019.

•	Legal fees were $81,108 in FY 2020 and were higher by $58,248 compared to $22,860 in FY 2019.

•	Administrative fees were $15,001 and was higher by $13,286 compared to $1,715 in FY 2019.

•	Currency exchange and rounds totaled $2,725 in FY 2020 compared to $nil amount in FY 2019.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing work program at the Selebi Project (as more particularly described in the Technical Report and Appendix “C” – Information Concerning PNR in the Filing Statement), general corporate and administrative costs and to service the Company’s current trade and other payables. Please see “Financing Activities” above for details regarding the Company’s recent financings.

During FY 2020, the Company closed three non-broker private placement equity financing of total 39,183,487 shares at a price of $0.02, $0.05, and $0.15 respectively and raised aggregate gross proceeds of $1,219,174.

As at December 31, 2020, the Company had $108,853 in available cash and $1,449,387 cash held in trust.

Subsequently, on March 24, 2021, the Company closed a non-broker private placement equity financing of 9,421,054 shares at a price of $0.40 for aggregate gross proceed of $ $3,768,422. Further, on September 27, 2021, the Company closed a non-broker private placement equity financing of 3,157,867 shares at a price of $0.95 for aggregate gross proceed of $2,999,974.

On April 7, 2022, PNR completed a non-brokered private placement financing of 8,865,619 common shares at a price of US$2.00 per share for aggregate gross proceeds of US$17,731,238. This financing will improve the liquidity and increase the capital of the Company. See “Events Subsequent to December 31, 2020” below for further details.

6 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

Working Capital

As at December 31, 2020, The Company had a negative working capital of $25,254 (December 31, 2019 – negative working capital of $118,290), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash, cash held in trust offset by an increase in accounts payable and subscription units payable.

Going Concern

As at December 31, 2020, the Company had accumulated losses totaling $4,123,019. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The Selebi Project and Selkirk Project in which the Company currently has an interest are in the evaluation stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

There are no contractual obligations and contingencies as at December 31, 2020.

Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	December 31, 2020	December 31, 2019
Management fees	211,885	30,000
Consulting - General	30,534	-
Consulting - Accounting	44,203	-
Total	286,622	30,000

During the year ended December 31, 2020, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction
North American Nickel Inc. (“NAN”)	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.
Breniklan Limited (“Morrison”) (Keith Morrison)	Management fees for the services of CEO. Agreement effective Jan 1, 2020.
Latitude 45 (« Riopel »)	Consulting fees for the general services.
Arno Brand	Management fees for the services of manager.

7 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

(a)	The Company was charged by NAN $647,164 (December 31, 2019 - $95,415) for services and $10,938 in administrative fees (December 31, 2019 - $1,715). The Company paid $553,842 to NAN (December 31, 2019 – $Nil) and recorded $54,290 in due to NAN (December 31, 2019 - $95,415). During the year ended December 31, 2020, $147,447 (December 31, 2019 - $Nil) of NAN’s additional investment was offset from previously outstanding amounts due to NAN. Subsequent to December 31, 2020, the Company paid the $54,290 in full to NAN.

(b)	Paid $184,885 (2019: $Nil) to Morrison for management services provided.

(c)	Paid $30,000 (2019: $Nil) to Riopel for consulting services provided.

(d)	Paid $27,000 (2019: $30,000) to Arno Brant for management services provided.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2020.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at December 31, 2020	Basis of Measurement	Associated Risks
Cash	108,853	FVTPL	Credit
Other receivables and prepaid expenses	27,053	Amortized cost	Credit
Trade payables	136,497	Amortized cost	Liquidity
Financial liability – warrant	2,629,591	FVTPL

The Company’s accounting policies regarding financial instrument classification, measurement, impairment and derecognition are described in Note 2(e) to the PNR Financial Statements.

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

8 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Readers are encouraged to read and consider the risk factors which are more specifically described under the heading “Risk Factors” in the Filing Statement and in Note 12 “Risk Management” to the PNR Financial Statements. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	85,616,075
Stock options	8,500,000
Fully diluted share capital	94,116,075

in addition to above table, the Company issued NAN a non-transferable share purchase warrant, which entitles NAN to purchase comment shares of the Company, for up to 15% of the capital of the Company upon payment of US$10 million prior to February 26, 2025. In connection with the RTO, PNR and NAN entered into a waiver and suspension agreement, whereby NAN agreed to suspend its exercise privilege under the 15% Warrant until the later of the 61st calendar day following the date of the Amalgamation Agreement and the date the Amalgamation Agreement is terminated.

Events Subsequent to December 31, 2020

On March 24, 2021, the Company closed a non-brokered private placement equity financing of 9,421,054 common shares at a price of $0.40 for aggregate gross proceeds of $3,768,422. The private placement was initiated on November 30, 2020 and the first tranche closed on December 15, 2020. The funding received was deposited in a trust account and in escrow until formal notice of PNR as preferred bidder in respect of the Selebi Acquisition and Selkirk Acquisition. On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a memorandum of understanding providing for a six-month exclusivity period to complete additional work and negotiate binding asset purchase agreements.

On March 24, 2021 all proceeds from the aforementioned private placement that were held in trust account were transferred to PNR’s bank account. In connection with this private placement, the Company paid certain finders a cash payment in an aggregate amount of $64,750 and issued to such finders an aggregate of 17,500 common shares of the Company. The Company incurred total share issuance cost of $287,228 in connection with this financing.

On September 27, 2021, the Company closed a non-brokered private placement equity financing of 3,157,867common shares at a price of $0.95 for aggregate gross proceeds of $2,999,974. In connection with this private placement, the Company paid eligible finders aggregate cash commission of $25,068, such amount being equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such finders.

9 | PNR / YEAR END 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2020 and 2019

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the RTO, completion of the Selkirk Acquisition, ongoing payments and covenants with respect to the Selebi Acquisition and the Selkirk Acquisition, the Company’s anticipated plans and work program at the Selebi Project, establishment and estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the timing and amount of estimated future capital expenditures; success of exploration activities, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the sections entitled “Risks and Uncertainties” in this MD&A, under the heading “Risk Factors” in the Filing Statement and in Note 12 to the PNR Financial Statements. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.

10 | PNR / YEAR END 2020 and 2019

Appendix “J”

Unaudited Pro Forma Financial Statements of the Resulting Issuer

Resulting Issuer Pro Forma Financial Statements	J-2

J-1

PREMIUM NICKEL RESOURCES LTD.

PRO FORMA FINANCIAL STATEMENTS

(IN CANADIAN DOLLARS)

UNAUDITED – PREPARED BY MANAGEMENT

MARCH 31, 2022

PREMIUM NICKEL RESOURCES LTD.

Pro Forma Statement of Financial Position (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

	Premium Nickel Resources	North American Nickel	Pro Forma adjustment	Note	Pro Forma Balance
ASSETS
Current
Cash	$4,426,768	$689,696	$7,826,908	3(a)	$21,305,298
			10,136,640	3(b)
			(709,564)	3(b)
			(645,150)	3(c)
			(420,000)	3(h)

Loan receivable	-	1,270,000	(1,270,000)	3(d)	-
Trade and other receivables	1,873,344	634,832	(352,575)	3(e)	2,155,601
Total current assets	6,300,112	2,594,528	14,566,259		23,460,899

Non-Current
Exploration and evaluation assets	14,716,923	39,173,570	420,000	3(h)	107,233,103
			52,922,610	3(g)
Property, Plant and Equipment	169,648	15,067			184,715
Investment in PNR		186,416	(186,416)	3(f)	-
Total Assets	$21,186,683	$41,969,581	$67,722,453		$130,878,717

LIABILITIES
Current
Trade payables and accrued liabilities	$3,121,734	$776,707	$(352,575)	3(e)	$3,545,866
Promissory notes	2,702,330	-	(645,150)	3(c)	-
			(787,180)	3(c)
			(1,270,000)	3(d)
	5,824,064	776,707	(3,054,905)		3,545,866
Non-current
Warrant valuation	28,687,199		(28,687,199)	3(i)	-
Vehicle financing	151,210	-	-		151,210
Total Liabilities	34,662,473	776,707	(31,742,104)		3,697,076

Shareholders’ equity
Share capital – preferred	-	590,931	(552,849)	3(f)(g)	38,082
Share capital - common	19,849,780	93,969,127	7,826,908	3(a)	117,647,362
			10,136,640	3(b)
			(709,564)	3(b)
			(104,105,767)	3(g)
			89,893,058	3(g)
			787,180	3(c)
Contributed surplus reserve	3,854,986	4,051,600	10,082,968	3(f)(g)	17,989,554
Foreign translation reserve	(468,201)	-			(468,201)
Deficit	(36,712,355)	(57,418,784)	57,418,784	3(f)	(8,025,156)
			28,687,199	3(i)
	(13,475,790)	41,192,847	99,464,557		127,181,641
	$21,186,683	$41,969,581	$67,722,453		$130,878,717

The accompanying notes are an integral part of these pro forma financial statements.

PREMIUM NICKEL RESOURCES LTD.

Pro Forma Statement of Comprehensive Loss (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

	Three months ended March 31, 2022
	Premium Nickel Resources	North American Nickel	Pro Forma adjustment	Note	Pro Forma Balance
Operating Expenses
Corporate and administration expenses	$218,153	147,602			365,755
Management fees	498,974	92,610			591,584
Due diligence BCL	4,797	-			4,797
Advisory and consultancy	191,767	-			191,767
Interest and bank charges	1,463	973			2,436
Property investigation	-	12,393			12,393
Amortization	-	1,037			1,037
Share based compensation	2,593,095	-			2,593,095
Warrant valuation	19,712,297		(19,712,297)	3(i)	-
Net foreign exchange loss	9,185	612			9,797
	23,229,731	255,227	(19,712,297)		3,772,661

Other income (expense):
Equity loss on investment	-	134,363	(134,363)	3(d)	-
					-
Other Comprehensive loss					-
Exchange difference on translation of foreign operation	419,295	-			419,295

Total comprehensive loss	$23,649,026	389,590	(19,846,660)		4,191,956

The accompanying notes are an integral part of these pro forma financial statements

PREMIUM NICKEL RESOURCES LTD.

Pro Forma Statement of Comprehensive Loss (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

	Year ended December 31, 2021
	Premium Nickel Resources	North American Nickel	Pro Forma adjustment	Note	Pro Forma Balance
Operating Expenses
Corporate and administration expenses	$564,666	$304,619			869,285
Management fees	675,001	433,078			1,108,079
Share base compensation	-	2,530,706			2,530,706
Due diligence BCL	138,935	-			138,935
Asset impairment	-	99,123			99,123
Advisory and consultancy	357,980	421,112			779,092
Interest and bank charges	2,511	(9)			2,502
Property investigation	-	26,652			26,652
Amortization	-	5,258			5,258
Share-based payment	1,261,891	-			1,261,891
Warrant valuation	6,345,310	-	(6,345,310)	3(i)	-
Net foreign exchange loss	13,311	7,041			20,352
	9,359,605	3,827,580	(6,345,310)		6,841,875

Other income (expense):
Equity loss on investment	-	168,831	(168,831)	3(d)	-
	-				-
Other comprehensive loss	-				-
Exchange difference on translation of foreign operation	48,906	-			48,906

Total comprehensive loss	$9,408,511	$3,996,411	(6,514,141)		6,890,781

The accompanying notes are an integral part of these pro forma financial statements

PREMIUM NICKEL RESOURCES LTD.

Notes to the Pro Forma Financial Statements (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

1.	Proposed Transaction

On April 26, 2022, PNR and NAN announced that they had entered into an amalgamation agreement, dated April 25, 2022 (the “Amalgamation Agreement”) which provides the terms and conditions for the RTO. The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the Business Corporation Act (Ontario) to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer common shares for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions will result in a “reverse takeover” of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement (the “Business Combination”). The accompanying unaudited pro forma condensed consolidated financial statements have been prepared for the purpose of inclusion in the filing statement of Form 3D2, dated July 22, 2022, Readers are encouraged to read and consider the disclosure set out in the Filing Statement for further information with respect to the RTO.

The substance of the Transaction is a reverse acquisition of a non-operating company. The Transaction does not constitute a business acquisition as the amalgamation does not meet the definition of a business combination under IFRS 3. As a result, the Transaction is accounted for as a capital transaction with NAN being identified as the accounting acquirer and the equity consideration being measured at fair value. The completion of the Transaction is subject to a number of conditions, including but not limited to, the acceptance of the TSX Venture Exchange. Accordingly, there can be no assurance that the Transaction will be completed as proposed, or at all.

2.	Pro Forma Transaction

The accompanying unaudited pro-forma financial statements of the PNR have been prepared by management in accordance with International Reporting Standards (“IFRS”) from information derived from the financial statements of PNR and the financial statements of NAN to show the effect of the proposed transaction as described in Note 1.

The unaudited pro-forma consolidated financial statements of the PNR are compiled from and include:

a)	PNR’s unaudited condensed interim financial statements as at and for the three months ended March 31, 2022;
b)	NAN’s unaudited condensed interim financial statements as at and for the three months ended March 31, 2022;
c)	PNR’s audited consolidated statement of comprehensive loss for the year ended December 31, 2021;
d)	NAN’s audited consolidated statement of comprehensive loss for the year ended December 31, 2021 and;
e)	The additional information set out in Note 3.

The unaudited pro forma consolidated financial statements have been prepared for illustration purposes only and may not be indicative of the financial statements that would have occurred if the proposed transactions had been in effect at the date indicated and is not necessarily indicative of the financial position and performance projected in the future. Management of PNR and NAN believes that the assumptions used provide a reasonable basis for presenting all of the significant effects of the Business Combination, including transactions completed in connection with completing the Business Combination, and that the pro forma adjustments give appropriate effect to those assumptions and are appropriately applied.

PREMIUM NICKEL RESOURCES LTD.

Notes to the Pro Forma Financial Statements (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

3.	Pro Forma Adjustments

The unaudited pro forma consolidated financial statements have been compiled using accounting policies in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), as set out in the audited financial statements of PNR for the year-ended December 31, 2021, unless otherwise indicated.

In preparing the unaudited pro forma consolidated financial information, consideration was given to identify accounting policy differences between the PNR and NAN where the impact was potentially material and could be reasonably estimated. Accounting policy differences may be identified after proposed RTO. However, the significant accounting policies of the PNR, after giving effect to the pro forma adjustments, are believed to conform in all material respects to those of PNR.

The unaudited pro-forma financial statements incorporate the following assumptions and adjustments:

a)	Subsequent to March 31, 2022, PNR received a net proceed of US$6,257,100 (C$7,826,908) from its previously announced private placement financing.

b)	Subsequent to March 31, 2022, NAN completed a private placement of 21,118,000 Subscription Receipts (pre-Consolidation), including the partial exercise of the Agent's Option, for total gross proceeds of $10,136,640. A 7% agent fee of $709,564 will be incurred associated with the private placement. Common shares will be issued to holders of the Subscription Receipts upon the closing of the RTO transaction.

c)	Subsequent to March 31, 2022, PNR repaid the promissory notes in cash of $645,150 and by issuing 310,000 shares at US$2.00 per share for a total of US$620,000 (C$787,180)

d)	To eliminate loan between PNR and NAN for the promissory note issued by PNR to NAN on March 3, 2022 for a total of US$1,000,000 (C$1,270,000)

e)	To eliminate trade payment and receivable between PNR and NAN for a total of $352,575

f)	To eliminate NAN’s equity including share capital, Contributed surplus reserve, deficit, and direct investment in PNR

g)	As described above, PNR and NAN entered into a definitive agreement dated April 25, 2022. Pursuant to the definitive agreement, PNR will become a wholly owned subsidiary of the Resulting Issuer. In consideration, NAN will issue 410,787,899 common shares (prior share consolidation) to PNR’s shareholders for an evaluation and exploration property.

As a result of the share exchange, the former shareholders of PNR will acquire control of the Company and the Business Combination will be treated as a reverse take-over transaction (the “RTO”). The RTO will be accounted for as an acquisition of the net liabilities and listing status of NAN by PNR via a share-based payment. The excess of the estimated fair value of the equity instruments that NAN is deemed to have issued to acquire PNR, plus the transaction costs (both the “Consideration”) and the estimated fair value of the Company’s net liabilities, will be recorded as the cost of obtaining the listing.

PREMIUM NICKEL RESOURCES LTD.

Notes to the Pro Forma Financial Statements (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

PNR as a private company, it is difficult to determine the FV of its shares. It would be more reliable to use the FV of the shares of NAN, the public company to determine the FV. Therefore, in this case, FV of consideration transferred equal to FV of NAN’s number of shares, options and warrants outstanding immediately prior to RTO.

As at March 31, 2022, NAN has 590, 931 preferred shares (9:1 conversion ratio), 133,870,031 common shares, 14,978,972 options and 13,417,421 warrants issued and outstanding. NAN will issue additional 21,118,000 shares (pre-consolidation) to the holders of the Subscription Receipts upon closing of the RTO and 1,478,260 agent warrant.

The RTO has been accounted for as an acquisition by PNR of NAN as follows:

NAN’s shares outstanding before RTO	133,870,031
Shares to be issued upon Subscription receipt financing	21,118,000
total before RTO	154,988,031

NAN share price ($/share)	$0.58
FV of share transferred	$89,893,058
FV of options, warrants and agent warrants	14,134,568
FV of preferred shares	38,082
Total FV of consideration transferred	$104,065,708

Cash	$689,696
Loan repayment received from PNR	1,270,000
Trade and other receivables	634,832
Exploration and evaluation assets	39,173,570
Property, Plant and Equipment	15,067
Subscription Receipt financing	10,136,640
Trade payables and accrued liabilities	(776,707)
Net asset acquired	51,143,098
Increase in FV of Exploration and evaluation assets	52,922,610
$104,065,708

h)	Advisory fee of $420,000 upon complete the transaction. .

i)	Cancel the 15% warrant issued by PNR to NAN upon completion of RTO according to the Waiver and Suspension Agreement signed by both parties.

PREMIUM NICKEL RESOURCES LTD.

Notes to the Pro Forma Financial Statements (unaudited – prepared by Management)

As at March 31, 2022

(Expressed in Canadian dollars)

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) changes in the business associated with growth projects and asset sales.

4.	Pro Forma Share Capital

	Number of shares	Amount
Outstanding shares of PNR as at March 31, 2022	82,106,977	$19,849,780
PNR Subsequent receipt from financing	3,199,098	7,826,908
PNR shares issued for convertible promissory notes	310,000	787,180
PNR shares held by NAN	(7,667,707)
	77,948,368	28,463,868
PNR share exchanged	(77,948,368)
NAN Shares received in exchange for PNR Shares	410,787,899
Outstanding shares of NAN as of March 31, 2022	133,870,031	93,969,127
Subsequent Subscription receipt financing (net of agent fee	21,118,000	9,427,076
Elimination of NAN share equity	(154,988,031)	(104,105,767)
Outstanding shares of NAN acquired in reverse takeover	154,988,031	89,893,058
	565,775,930	117,647,362
Share consolidation	5:1
Pro forma Share capital	113,155,186	$117,647,362

CERTIFICATE OF NORTH AMERICAN NICKEL INC.

Dated: July 22, 2022

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of North American Nickel Inc. assuming completion of the proposed Transaction, including, among other things, the Reverse Takeover of North American Nickel Inc. by Premium Nickel Resources Corporation.

(signed) “Keith Morrison”	(signed) “Sarah Wenjia Zhu”
Keith Morrison	sarah wenjIa zhu
Chief Executive Officer and Director	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Doug Ford”	(signed) “John Hick”
DOUG FORD	JOHN HICK
Director	Director

CERTIFICATE OF PREMIUM NICKEL RESOURCES CORPORATION

Dated: July 22, 2022

The foregoing document as it relates to Premium Nickel Resources Corporation constitutes full, true and plain disclosure of all material facts relating to the securities of Premium Nickel Resources Corporation.

(signed) “Keith Morrison”	(signed) “Sarah Wenjia Zhu”
KEITH MORRISON	SARAH WENJIA ZHU
Chief Executive Officer and Director	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Sheldon Inwentash”	(signed) “John Chisholm”
SHELDON INWENTASH	JOHN CHISHOLM
Director	Director